SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offering) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Rashid Hussain Berhad
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Malaysia
(Jurisdiction of Subject Company's Incorporation or Organization)

Rashid Hussain Berhad
(Name of Person(s) Furnishing Form)

Y7197DAA0, 754057AA5
(CUSIP Number of Class of Securities (if applicable))

Donna Joseph
CT Corporation System
111 8th Avenue, 13th Floor
New York, NY 10011
+1 800 624 0909

Chartchai Pusavat
Rashid Hussain Berhad
Towers Two & Three RHB Centre
Jalan Tun Razak
50400 Kuala Lumpur, Malaysia
+60 3 9287 8888

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

30 May 2002
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

The Explanatory Circular relating to the proposed exchange offer by Rashid Hussain Berhad (*RHB*), that describes, among other things, the restructuring proposals relating to US$200,000,000 1.5% Exchangeable Bonds due 2007 of RHB pursuant to Sections 176 and 178 of the Companies Act 1965 of Malaysia, as amended, is attached hereto.

Item 2. Informational Legends

The legend required by paragraph (b) of Rule 802 is set forth under the caption "Important Notice—Special notice to US Bondholders" at page 2 of the Explanatory Circular attached hereto.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not Applicable.

PART III – CONSENT TO SERVICE OF PROCESS

Concurrently with the submission of this Form CB with the Securities Commission, Rashid Hussain Berhad is filing a written irrevocable consent and power of attorney on Form F-X.

After due inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

RASHID HUSSAIN BERHAD

By: [signature]

Name: Chaichai Pusavat
Title: Executive Director

[signature]

Name: Chong Kin Leong
Title: Finance Director

30 May 2002

NOTICE

to the holders of the US$200 million Rashid Hussain Berhad (*RHB*)
1.5% Exchangeable Bonds due 2007 (the *Bonds*)
exchangeable for ordinary shares of RHB Capital Berhad (*RHB Capital*)

NOTICE IS HEREBY GIVEN that a meeting (the ***Bondholders' Meeting***) of the holders of the Bonds (the ***Bondholders***) constituted by a trust deed dated 26 June 1997 (the ***Trust Deed***) will be held at 3.30 p.m. (Kuala Lumpur time) on 21 June 2002 at Level 11, Tower One, RHB Centre, Jalan Tun Razak, 50400 Kuala Lumpur, Malaysia for the purpose of considering and, if thought fit, approving the following Extraordinary Resolution:

"EXTRAORDINARY RESOLUTION

That this meeting of the holders of the US$200,000,000 1.5% exchangeable bonds due 2007 (the ***Bonds***) of Rashid Hussain Berhad (***RHB***) constituted by a trust deed (the ***Trust Deed***) dated 26 June 1997 made by and between RHB and Citicorp Trustee Company Limited (the ***Trustee***), as amended, hereby resolves by way of Extraordinary Resolution:

(a) To authorise and approve the amendment to the terms and conditions (the ***Conditions***) of the Bonds in accordance with the following principles, all on the terms as defined, and more particularly described, in the document entitled "Explanatory Circular" dated 30 May 2002 (and any supplement thereto, notice of the availability of which has been given to Bondholders) produced to this Bondholders' Meeting and signed by the chairman appointed for the Bondholders' Meeting (the ***Chairman***) for the purposes of identification (the ***Explanatory Circular***):

(i) to postpone the option of any holder of any Bond to redeem such Bond on 30 June 2002, at 132.592% of its principal amount (the ***Put Option***) (as provided for in Condition 8(C) of the Bonds), until the date which is 45 days after the earlier of (i) 31 December 2002, and (ii) such earlier date on which RHB notifies Bondholders that the Failure Date has occurred;

(ii) to cancel and deem void any notice of redemption served in accordance with Condition 8(C) of the Bonds by any holder of any Bond or Bonds;

(iii) on the occurrence of the Effective Date, to cancel all and any rights of Bondholders to exercise the Put Option under the Conditions of the Bonds, howsoever arising; and

(iv) to amend the Conditions of the Bonds so that if the Effective Date occurs on or before 31 December 2002, but the Closing Date has not occurred by that date, the interest which will have accrued in respect of the period up to and excluding the Interest Payment Date falling on 31 December 2002, shall be paid at a rate of 2.65184% per annum, payable semi-annually, on the principal amount of the Bonds outstanding.

(b) To authorise and approve the settlement of the Bonds (the ***Settlement***) following the occurrence of the Effective Date in accordance with the following principles, all on the terms as defined, and more particularly described, in the Explanatory Circular:

(i) to assent to the settlement of the Bonds on and following the Closing Date by way of the issuance of the New Securities once certain conditions have been met, all on the terms as more particularly described in (and defined in) the Explanatory Circular; and

(ii) on the Closing Date, in the case of Qualifying Holders, and on the date on which the net proceeds of sale of New Securities they would have been entitled to had they been Qualifying Holders, are credited to the accounts of Non-Qualifying Holders, in the case of Non-Qualifying Holders (as the case may be), all on the terms as more particularly described in the Explanatory Circular, to cancel the Bonds and waive all and any rights of Bondholders under the Bonds to take any proceedings against RHB for any default under the Bonds or otherwise enforce any of the provisions of the Bonds in relation to amounts otherwise due to Bondholders under the Bonds.

(c) To request and authorise the Trustee (or its delegates) with immediate effect to enter into:

(i) a supplemental trust deed (the ***Supplemental Trust Deed***) in or substantially in the form produced to this Meeting and signed by the Chairman for purposes of identification, or in such other form that the Trustee considers not to be prejudicial to the interests of Bondholders; and

(ii) any other documentation ancillary thereto which is, in the sole discretion of RHB, after consultation with the Trustee (or its delegates), necessary or desirable in order to give effect to the amendments to the terms and conditions of the Bonds (as provided for in paragraph (a) hereof) and the Settlement (as provided for in paragraph (b) hereof) provided that the Trustee shall not be obliged to enter into any documentation which, in its reasonable opinion, imposes personal liability upon it.

(d) To discharge and exonerate the Trustee from any liability to Bondholders which they may have incurred or incur as a result of acting in accordance with this Extraordinary Resolution."

In accordance with normal practice, the Trustee expresses no opinion on the merits of the Extraordinary Resolution, but has authorised it to be stated that it has no objection to the Extraordinary Resolution being submitted to the Bondholders for their consideration.

The Bondholders' Meeting is convened by RHB.

AVAILABILITY OF DOCUMENTS

Copies of the Explanatory Circular, which provides further information on the Bond Restructuring and the procedures for settlement of interests in the Bonds, will be available from 31 May 2002 upon a written request by Bondholders faxed to RHB at the fax number specified below, subject to Bondholders confirming in their written request that they are indeed holders of the Bonds.

Copies of the current drafts of:

- the Supplemental Trust Deed (which will include as an appendix the full terms and conditions of the New Securities) and
- the Settlement Agreement.

may be inspected at the specified office of RHB given below from 5 June 2002 and will be made available for inspection at the Bondholders' Meeting.

VOTING PROCEDURES

Bondholders may appoint proxies by executing and delivering a form of proxy to the specified office of the Paying Agent, whose details are set out below, not later than 48 hours prior to the Bondholders' Meeting. A Bondholder which is a corporation may appoint a representative to act as its proxy by a resolution of its directors, which must be delivered to such Paying Agent not less than 48 hours prior to the Bondholders' Meeting.

Copies of the form of proxy may be obtained by Bondholders from the specified office of RHB or the Paying Agent given below.

The Bonds are currently in the form of two Certificates (as defined in the Trust Deed). Certificates are registered in the name of Cede & Co., as nominee of DTC. Each person (a ***beneficial owner***) who is the owner of a particular nominal amount of the Bonds, as shown in the records of DTC or DTC's participants (***DTC Participants***) or Euroclear or Clearstream (as defined in the Explanatory Circular) or their respective account holders (***Accountholder***), should note that such person will not be a Bondholder for the purposes of this notice and will only be entitled to attend and vote at the Bondholders' Meeting in accordance with the procedures set out below, except that DTC Participants who have been appointed proxies by DTC may attend and vote at the Bondholders' Meeting.

If Cede & Co. appoints the DTC Participants as its proxies under an omnibus proxy in accordance with its usual procedures, the DTC Participants will be entitled to attend and vote at the Bondholders' Meeting. Only those DTC Participants shown in DTC's records on 11 June 2002 (the ***Record Date***) will be entitled to vote on the Extraordinary Resolution or appoint (or authorise the Principal Paying Agent or Paying Agent to appoint) sub-proxies to enable their votes and those of beneficial owners who hold their Bonds through DTC Participants to be cast.

Accordingly, if they have not already done so, beneficial owners should convey their voting instructions, directly or through the DTC Participant or Accountholder through whom they hold their interest in the Bonds, to DTC, Euroclear or Clearstream in accordance with the procedures of DTC, Euroclear or Clearstream and such DTC Participants or Accountholders or arrange by the same means to be appointed a proxy or sub-proxy in accordance with the following procedures:

For Bonds held through Euroclear or Clearstream

- A beneficial owner who holds its interests in Bonds through Euroclear or Clearstream and who wishes to attend and vote at the Bondholders' Meeting should instruct its Accountholder to contact Euroclear or Clearstream to arrange for Euroclear or Clearstream's DTC Participant to have a sub-proxy executed in such beneficial owner's favour appointing such beneficial owner as a proxy for the purposes of attending and voting at the Bondholders' Meeting.

- A beneficial owner who holds its interests in Bonds through Euroclear or Clearstream and who wishes to vote but does not wish to attend the Bondholders' Meeting should instruct its Accountholder to contact Euroclear or Clearstream to arrange for Euroclear or Clearstream's DTC Participant to authorise the Principal Paying Agent or Paying Agent to issue a sub-proxy to a person nominated by it or to arrange for its DTC Participant to issue a sub-proxy to a third person nominated by the beneficial owner, in either case to attend and vote at the Bondholders' Meeting in accordance with such beneficial owner's instructions.

For Bonds held through a DTC Participant

- A beneficial owner which is not a DTC Participant but wishes to attend and vote at the Bondholders' Meeting in person must produce a form of sub-proxy issued by the DTC Participant through whom such beneficial owner holds its Bonds appointing such beneficial owner as a proxy provided that the Bonds in respect of which the sub-proxy is to be given are Bonds in respect of which the DTC Participant was appointed as a proxy under an omnibus proxy.

- A beneficial owner who is not a DTC Participant and who does not wish to attend the Bondholders' Meeting may arrange for the votes relating to the Bonds of which it is a beneficial owner to be cast at the Bondholders' Meeting by arranging for the DTC Participant through whom such beneficial owner holds its Bonds to authorise the Principal Paying Agent or the Paying Agent to issue a sub-proxy to a person approved by the Principal Paying Agent or Paying Agent whose details are set out below for the purpose, or by requesting the DTC Participant through whom such beneficial owner holds its Bonds, to issue a sub-proxy appointing a third person nominated by such beneficial owner and in either case such person will be entitled to attend and vote at the Bondholders' Meeting in accordance with such beneficial owner's instructions provided that the Bonds in respect of which the sub-proxy is to be given are Bonds in respect of which the DTC Participant was appointed proxy under an omnibus proxy.

Forms of sub-proxy are available from the Paying Agent whose details are set out below. Forms of sub-proxy must be delivered to the offices of such Paying Agent not later than 24 hours before the time fixed for the Bondholders' Meeting and may not be revoked during the period starting 24 hours before the Bondholders' Meeting and ending at the close of the Bondholders' Meeting.

Each beneficial owner must bring to the Bondholders' Meeting appropriate identification (preferably a valid passport) corresponding to the details shown on the sub-proxy issued to it. Each beneficial owner must ensure that their proxy or representative brings to the Bondholders' Meeting appropriate identification (preferably a valid passport) corresponding to the details shown on the sub-proxy issued to such proxy or representative.

The Extraordinary Resolution will be decided on a poll. On a poll, every person who is present who is a Bondholder or is a proxy, sub-proxy or representative of a Bondholder will have one vote in respect of each US$1,000 principal amount of the amount outstanding of the Bonds for which he is the holder or in respect of which he is a proxy or representative.

Quorum

Two or more persons present in person at the Bondholders' Meeting and holding Bonds or being proxies or representatives and holding or representing in aggregate not less than two thirds in principal amount of the Bonds for the time being outstanding shall form a quorum for the transaction of business. If within fifteen minutes from the time appointed for such meeting a quorum is not present, the meeting shall stand adjourned (unless RHB and the Trustee agree that it be dissolved) for such period being not less than 14 days nor more than 42 days, and to such time and place, as may be decided by the Chairman. At such adjourned meeting, two or more persons present in person and holding Bonds or being proxies or representatives and holding or representing in aggregate not less than one third in principal amount of the Bonds for the time being outstanding shall form a quorum for the transaction of business.

Majority required to pass the Extraordinary Resolution

To be passed, the Extraordinary Resolution requires a majority in favour consisting of at least two-thirds of the votes cast. If passed, the Extraordinary Resolution will be binding upon all Bondholders, whether or not present or represented at the Bondholders' Meeting, and each of them shall be bound to give effect to it accordingly.

RHB

Rashid Hussain Berhad
Level 9, Tower One,
RHB Centre
Jalan Tun Razak
50400 Kuala Lumpur
Malaysia

Attn: Rosley Ahmad
Tel: +603 9280 2125
Fax: +603 9284 7189

TRUSTEE

Citicorp Trustee Company Limited
3rd Floor
Cottons Centre
Hays Lane
London SE1 2QT
England

Attn: Daniel Wynne
Tel: +44 (0) 20 7500 5749
Fax: +44 (0) 20 7500 5857/5877

PAYING AGENT

Citibank, N.A
P.O. Box 18055
5 Carmelite Street
London EC4Y 0PA

Attn: Charles Strong
Tel: +44 (0) 20 7500 1148
Fax: +44 (0) 20 7500 5857/5877

PRINCIPAL PAYING AGENT

Citibank, N.A.
111 Wall Street, 14 Fl. Zone 3
New York, NY 10005

Attn: Wayne Stahl, AVP
Tel: 212-657-8588 office
Fax: 212-657-4009 fax

SETTLEMENT AGENT

J.P. Morgan Chase Bank Berhad
Level 26, Menara Dion
Jalan Sultan Ismail
50250 Kuala Lumpur,
Malaysia

Attn: Lucy Chew
Tel: +603 2270 4350
Fax: +603 2270 4219; or

Attn: Santi Warokka
Fax: +6221 5291 8351
Tel: +6221 5291 8355; or

Attn: Taufik Nurmanthias
Fax: +6221 5291 8354
Tel: +6221 5291 8355.

THIS NOTICE IS IMPORTANT. IF ANY BONDHOLDER IS IN ANY DOUBT AS TO THE ACTION IT SHOULD TAKE, IT SHOULD CONSULT ITS STOCKBROKER, LAWYER, ACCOUNTANT OR OTHER PROFESSIONAL ADVISER WITHOUT DELAY.

Dated 30 May 2002

CONFIDENTIAL

This document is important and requires your urgent attention.

A Bondholders' Meeting to consider and approve a restructuring of the Bonds is being convened on 21 June 2002.

Bondholders are advised to consult their own legal counsel or other professional advisers prior to deciding how to vote on the proposals put to them in this Explanatory Circular.

Failure to take action could result in no Bond Restructuring either for Bondholders in general or for individual Bondholders which could have serious implications for RHB and Bondholders. Please see "Actions required and deadlines" on page 62 of this Explanatory Circular.

EXPLANATORY CIRCULAR

relating to the restructuring of the

US$200,000,000 1.5% Exchangeable Bonds due 2007

issued by

Rashid Hussain Berhad

(Company Number 163211-V)

and

exchangeable for ordinary shares of

RHB Capital Berhad

(Company Number 312952-H)

RHB

In accordance with normal practice, the Trustee (as defined herein) expresses no opinion on the merits of the Bond Restructuring (as defined herein), nor on the content of this Explanatory Circular, but has authorised it to be stated that it has no objection to this Explanatory Circular being submitted to Bondholders for their consideration, and consents to the references to its name herein in the context in which they appear.

30 May 2002

IMPORTANT NOTICE

RHB has prepared this Explanatory Circular, which is being provided on a confidential basis to Bondholders, for the sole purpose of assisting Bondholders to decide whether or not to approve the Bond Restructuring. The terms of the Bond Restructuring set out in this Explanatory Circular constitute RHB's only and final offer to Bondholders in relation to the restructuring of the Bonds.

This Explanatory Circular does not constitute any notice for any meeting of Bondholders nor does it constitute an offer to any person or to the public generally to settle any of the obligations of RHB under the Bonds. Distribution of this Explanatory Circular to any person other than Bondholders and their professional advisers, if any, is unauthorised, and any disclosure of any of its contents, without the prior written consent of RHB, is prohibited. Each Bondholder by accepting delivery of this Explanatory Circular agrees to the foregoing.

This Explanatory Circular supersedes all and any information regarding the Bond Restructuring previously provided to Bondholders, either directly or indirectly by RHB or by any other person or entity, whatsoever. No person has been or is authorised to give any information or to make any representations concerning RHB in connection with the Bond Restructuring, other than those contained in this Explanatory Circular and if given or made, any such other information or representations should not be relied upon as having been authorised by RHB. Neither the delivery of this Explanatory Circular, nor the implementation of the Bond Restructuring as described herein, shall, under any circumstance, create any implication that there has been no change in the information contained herein since the date hereof or that such information is correct as at any date subsequent to the date hereof.

By accepting delivery of this Explanatory Circular, each Bondholder agrees to keep confidential all such information (other than that which has become public knowledge through no fault of such Bondholder).

The information contained in this Explanatory Circular has been prepared to assist Bondholders in making their own evaluation of the Bond Restructuring. Each such Bondholder should perform its own independent investigation and analysis of the Bond Restructuring. The information contained in this Explanatory Circular is not a substitute for, and should not be regarded as, an independent evaluation and analysis. Accordingly Bondholders should make their own independent assessment of the information contained in this Explanatory Circular and should consult their own professional advisers.

Each person receiving this Explanatory Circular and participating in the Bond Restructuring acknowledges and accepts that (a) this Explanatory Circular does not contain all the information that would be included in a prospectus for an offering were this an offering registered under the Securities Act; and (b) the financial statements included in this Explanatory Circular have been prepared in accordance with Malaysian GAAP which differ in certain significant respects from US GAAP, and thus are not comparable to the financial statements of a US company. See "Summary of significant differences between Malaysian GAAP and US GAAP".

Each Bondholder participating in the Bond Restructuring will be required to represent and agree that such Bondholder is acquiring the New Securities in accordance with all applicable securities laws of any Relevant Jurisdiction. Bondholders that make such representations will be deemed to have acknowledged that the New Bonds, the New Warrants and any Relevant Shares have not been and will not be registered under the Securities Act and have been acquired by them in a transaction in accordance with Rule 802 and not requiring registration thereunder. Bondholders that make such representations will also be deemed to have acknowledged, accepted and agreed that any Relevant Shares may not be offered, sold or otherwise transferred except (A) (i) to a person whom the seller reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A, (ii) in an offshore transaction as defined in, and in accordance with Regulation S, or (iii) pursuant to an exemption from registration under the US Securities Act provided by Rule 144 thereunder (if available) and (B) in accordance with all applicable securities laws of the states of the US and of any other Relevant Jurisdiction and that the certificates evidencing the New Warrants and the Relevant Shares will bear an appropriate legend regarding the foregoing, unless RHB determines otherwise in compliance with applicable law.

Special notice to US Bondholders

The New Securities are being offered to US Bondholders in accordance with Rule 802 and have not been and will not be registered under the US Securities Act or the securities laws of any state of the US.

The Bond Restructuring involves the securities of a non-US company and is subject to disclosure requirements of a jurisdiction that are different from those of the US Financial statements included in this Explanatory Circular, if any, have been prepared in accordance with Malaysian GAAP, which may not be comparable to the financial statements of US companies.

A US Bondholder that acquires the New Securities may have difficulty enforcing its rights and any claim it may have arising under the US federal securities laws, because RHB is located in Malaysia, and all of its officers and directors reside outside the United States. A US Bondholder that acquires the New Securities may not be able to sue a Malaysian company or its officers or directors in a Malaysian court for violations of the US federal securities laws and may have difficulty compelling a Malaysian company and its affiliates to subject themselves to the judgment of a US court.

Each person receiving this Explanatory Circular should be aware that RHB may purchase the Bonds otherwise than pursuant to the Bond Restructuring, such as in open market or privately negotiated purchases.

Malaysia selling restrictions

No prospectus or other offering material or document in connection with the issue of the New Securities and any Relevant Shares has been or will be registered with the Securities Commission of Malaysia pursuant to the Securities Commission Act, 1993 as the offer for subscription or purchase of, or invitation to subscribe for or purchase of the New Securities and any Relevant Share and the issue of the New Securities are meant to qualify as an "excluded offer" and "excluded invitation" within the meaning of section 38 and an "excluded issue" within the meaning of section 39 of the Securities Commission Act, 1993. As such the New Securities and any Relevant Shares shall not be offered, sold, transferred or otherwise disposed, directly or indirectly, nor any document or other material in connection therewith distributed, in Malaysia, other than to persons falling within any one of the categories of persons specified in Schedule 2 and/or Schedule 3 of the Securities Commission Act, 1993 who are also persons to whom any offer or invitation to purchase or sell would be an excluded offer or invitation or an excluded issue within the meaning of sections 38 and 39 of the Securities Commission Act, 1993. Furthermore, the issue of, offers for subscription, invitations to subscribe for or purchase of the New Bonds and the contents of the New Trust Deed to be entered into between RHB and the New Trustee will be on the premise that subdivision 1 of Division 4 of Part IV and section 92 of sub-division 2 of Division 4 of Part IV of the Securities Commission Act, 1993 shall not apply and therefore, such issue, offer, invitation or purchase of the New Bonds are only appropriate to those persons who would also qualify under Schedule 4 of the Securities Commission Act, 1993.

Hong Kong selling restrictions

The New Securities and the Relevant Shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32) of Hong Kong. Unless otherwise permitted under the securities laws of Hong Kong, the New Securities and the Relevant Shares have not been sold and will not be sold pursuant to issue or the possession for the purpose of issue any advertisement, document or invitation relating thereto other than with respect to such New Securities and the Relevant Shares intended to be disposed of to persons outside Hong Kong or to be disposed of in Hong Kong only to persons whose business involves the acquisition, disposal or holding of securities whether as principal or agent.

Singapore selling restrictions

This Explanatory Circular has not been and will not be registered as a prospectus with the Registrar of Companies and Businesses in Singapore. Accordingly, the New Securities and the Relevant Shares may not be offered or sold, nor may this Explanatory Circular or any other offering document or material relating to such New Securities and the Relevant Shares be circulated or distributed, directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor or other person specified in Section 106C of the Singapore Companies Act, (ii) to a sophisticated investor, and in accordance with the conditions, specified in Section 106D of the Singapore Companies Act, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Singapore Companies Act.

Japan selling restrictions

The New Securities and the Relevant Shares have not been and will not be registered under the Securities and Exchange Law of Japan. Accordingly, the New Securities and the Relevant Shares for which such New

Securities may be exchanged may not, directly or indirectly, be offered or sold in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and other applicable laws and regulations of Japan. As used in this paragraph, "resident of Japan" means any person residing in Japan, including any corporation or other entity organized under the laws of Japan.

United Kingdom selling restrictions

The New Securities and the Relevant Shares may not be offered or sold and, prior to the expiry of a period of six months from the issue date of the New Securities and the Relevant Shares, may not be offered or sold to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995. Any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "*FSMA*")) in connection with the issue or sale of any New Securities and the Relevant Shares may be communicated or caused to be communicated only in circumstances in which section 21(1) of the FSMA does not apply to RHB. All applicable provisions of the FSMA must be complied with respect to anything done by any person in relation to the New Securities and the Relevant Shares in, from or otherwise involving the United Kingdom.

Notice to New Hampshire residents

Neither the fact that a registration statement or an application for a licence has been filed under Chapter 421-B of the New Hampshire Revised Statutes with the State of New Hampshire nor the fact that a security is effectively registered or a person is licenced in the State of New Hampshire constitutes a finding by the Secretary of State of the State of New Hampshire that any document filed under Chapter 421-B of the New Hampshire revised statutes is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State of the State of New Hampshire has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer or client any representation inconsistent with the provisions of this paragraph.

No admission of liability

All the statements in this Explanatory Circular are made solely in connection with the Bond Restructuring between RHB and Bondholders. Accordingly, and notwithstanding anything else to the contrary, they do not constitute and should not be deemed as admissions of liability on the part of RHB and/or any other party. Nothing herein shall prejudice any right of RHB in any pending or future legal or other proceedings to dispute the claim of any person in respect of or in connection with any indebtedness or the amounts of such indebtedness.

Disclosure regarding forward-looking statements

This Explanatory Circular includes "forward-looking statements". Such statements appear in a number of places in this Explanatory Circular and reflect projections of future events that may or may not prove to be correct. All of these statements are based on estimates and assumptions made by RHB that, although believed to be reasonable, are subject to risks and uncertainties that may cause actual events or future results to be materially different than expected or indicated by such statements and estimates and no assurance can be given that any of such statements or estimates will be realised. In light of these and other uncertainties, the inclusion of a forward-looking statement in this Explanatory Circular should not be regarded as a representation or warranty by RHB or any other persons that the future events as anticipated by RHB will occur and Bondholders are cautioned that any such statements are not guarantees of performance and involve risks and uncertainties many of which are beyond the control of participants in the Bond Restructuring.

Presentation of financial statements and exchange rates

RHB Group maintains its financial statements in Malaysian Ringgit. Solely for the convenience of Bondholders, this Explanatory Circular contains (except where indicated otherwise) translations of certain

Malaysian Ringgit amounts into US Dollars at the Reference Rate, set by Bank Negara Malaysia in September 1998, of RM3.80 = US$1.00 which was still current as at 28 May 2002, the last practical date for the inclusion of information in this Explanatory Circular. Such translations should not be construed as representations that the Malaysian Ringgit or US Dollar amounts referred to herein could have been, or could be, converted into US Dollars or Malaysian Ringgit, as the case may be, at that or any other rate or at all.

Any discrepancies in the tables included herein between the listed amounts and totals thereof are due to rounding.

Available information

For so long as the Relevant Shares remain outstanding and are "restricted securities" within the meaning of paragraph (a)(3) of Rule 144, RHB will furnish (or cause to be furnished), upon the request of any holder of Relevant Shares, such information as is specified in paragraph (d)(4) of Rule 144A, to such holder or beneficial owner or to a prospective purchaser of such Relevant Shares or beneficial interest therein who is a "qualified institutional buyer" within the meaning of Rule 144A, in order to permit compliance by such holder or beneficial owner with Rule 144A in connection with the resale of such Relevant Shares or beneficial interest therein in reliance on Rule 144A unless, at the time of such request, RHB is subject to the reporting requirements of Section 13 or Section 15(d) of the US Exchange Act or is included in the list of foreign private issuers that claim exemption from the registration requirements of Section 12(g) of the US Exchange Act (and therefore is required to furnish to the SEC certain information pursuant to Rule 12g3-2(b) under the US Exchange Act).

Enforceability of foreign judgements in Malaysia

RHB is a company limited by shares incorporated under the Companies Act. Substantially all of RHB's directors and executive officers reside outside the United States and a substantial portion of the assets of RHB and of such persons are located outside the United States. In relation to any legal action arising out of or in connection with the Bonds and the Trust Deed with respect to the Bonds, RHB has irrevocably submitted to the jurisdiction of the courts of England and has appointed an agent for service of process in England. A judgement obtained in the English High Court pursuant to any such legal action in respect of a definite sum payable would be recognised and enforced in the courts of Malaysia provided, inter alia, such judgement was not obtained by fraud, is not contrary to public policy in Malaysia and the court giving the judgement had jurisdiction to adjudicate the cause of action. However, in circumstances other than those described above, it may be difficult for Bondholders to effect service of process on RHB or such persons outside of Malaysia, or to enforce against them judgements obtained in foreign courts predicated upon such liability provisions of laws of foreign countries, including the federal securities laws of the United States.

Certain US ERISA considerations

Any US employee benefit plan that proposes to purchase any New Securities should consult with its counsel with respect to the potential consequences of such investment under the fiduciary responsibility provisions of the US Employee Retirement Income Security Act of 1974 ("*ERISA*") and the prohibited transaction provisions of ERISA and the Internal Revenue Code of 1986, as amended.

CONTENTS

DEFINITIONS

In this Explanatory Circular each of the following words or expressions shall, unless the context otherwise requires, have the following meaning:

"Accreted Value"	such amount as will cause the Bonds to provide a yield to Bondholders (including interest accrued and paid) from 26 June 1997 to the date of redemption at 7.05% per annum calculated on a semi-annual basis;
"Agent"	has the meaning given to it in the Trust Deed;
"Announcement"	the announcement made by RHB, RHB Capital and RHB Sakura to the KLSE on 20 March 2002, the text of which is set out in full in Schedule 1;
"Bank Guaranteed Bonds"	the proposed RM200 million secured bank guaranteed bonds, to be issued by RHB as part of the restructuring of the Secured Short-Term Borrowings as more particularly described in "Summary of the proposed restructuring of RHB's borrowings";
"Bank Negara Malaysia"	Bank Negara Malaysia, a body corporate established under the Central Bank of Malaysia Act 1958;
"Bank Utama"	Bank Utama (Malaysia) Berhad (Company No. 027714-A);
"Base Lending Rate"	the rate of interest per annum from time to time prescribed by a Malaysian bank (and as varied from time to time by such bank) as an indicator rate against which rates of interest for loans made in Malaysian Ringgit in Malaysia to customers of the bank are determined by the addition or otherwise of margins, which rate is presently called the base lending rate and shall mean any such indicator rate by whatever other name called by the bank from time to time;
"Bond Instructions"	has the meaning given to it in the draft form of Letter of Transmittal set out at Schedule 7;
"Bond Restructuring"	the proposed restructuring of RHB's indebtedness under the Bonds as described in this Explanatory Circular;
"Bondholders"	the holders of the Bonds from time to time (each a "Bondholder");
"Bondholders' Meeting"	the extraordinary meeting of Bondholders to be held on 21 June 2002 at 3.30 pm at Level 11, Tower One, RHB Centre, Jalan Tun Razak, 50400 Kuala Lumpur, Malaysia to consider and approve the Bond Restructuring;
"Bonds"	US$200,000,000 RHB 1.5% exchangeable bonds due 2007 and exchangeable for ordinary shares of RHB Capital and constituted by a trust deed dated 26 June 1997 made between RHB and the Trustee; (each a "Bond");
"business days"	a day on which banks are generally open for business and which foreign currency dealings may be transacted in New York City and Kuala Lumpur;
"CDS"	the Malaysian Central Depository System operated by Malaysian Central Depository Sdn. Bhd.;
"Cagamas"	Cagamas Berhad, the national mortgage corporation in Malaysia;

"Clearing Systems"	Clearstream, Euroclear and DTC (each a "Clearing System");
"Clearstream"	Clearstream Banking, société anonyme, Luxembourg (formerly, Cedelbank, société anonyme) incorporated under the laws of the Grand Duchy of Luxembourg;
"Closing Date"	the date on which New Securities will be issued by RHB;
"Companies Act"	the Companies Act 1965 of Malaysia, as amended;
"Conditions of the Bonds"	the terms and conditions of the Bonds as set out in Schedule 1 of the Trust Deed as from time to time modified in accordance with the Trust Deed and with respect to any Bonds in respect of which the Global Certificates are issued, by the provision of the Global Certificates, and any reference to a particular numbered Condition will be construed accordingly;
"Conditions Precedent"	the conditions precedent to the occurrence of the Effective Date, as set out in "Conditions Precedent and the Effective Date";
"Custodian"	Citibank Berhad and/or such other or further Custodian as may from time to time be appointed on the terms and conditions of the Custodian agreement dated 26 June 1997 and notice of whose appointment is given in accordance with Condition 15 of the Bonds;
"Cut-Off Date"	the last date on which Bondholders can submit their Letter of Transmittal to the Settlement Agent, to be notified to Bondholders following the Effective Date;
"DTC Participants"	participants in DTC to whose securities accounts any of the Bonds are credited;
"Danaharta"	Pengurusan Danaharta Nasional Berhad (the Malaysian national debt restructuring agency);
"Depository Trust Company" or "DTC"	the Depository Trust Company, a New York corporation;
"Direct Participant"	a participant in a Clearing System to whose securities account any of the Bonds are credited;
"Effective Date"	the date on which RHB notifies Bondholders that the Conditions Precedent have been satisfied;
"Euroclear"	Euroclear Bank S.A./N.V., as operator of the Euroclear System;
"Exchange Price"	the exchange price of the Bonds, as determined in accordance with Condition 6(C) of the Bonds;
"Exchange Property"	initially RHB Capital Shares and/or such other property (including cash) as from time to time may or may be deemed or required by the Trust Deed to comprise all or part of the Exchange Property for the Bonds but excluding any such property as may or may be deemed by the Trust Deed to have ceased to be part of the Exchange Property;
"Exchange Right"	has the meaning given to it in Condition 5(A) of the Bonds;
"Exercise Price"	has the meaning given to it in the section of this Explanatory Circular entitled "Summary of the proposed key terms and conditions of the New Warrants";

"Expiration Date"	has the meaning given to it in the section of this Explanatory Circular entitled "Summary of the proposed key terms and conditions of the New Warrants";
"Explanatory Circular"	this document, dated 30 May 2002, being the explanatory circular made available to all Bondholders providing information about the Bond Restructuring;
"Extraordinary Resolution"	has the meaning given to it in paragraph 18 of Schedule 3 to the Trust Deed;
"Failure Date"	a date arising before the Long-Stop Date on which RHB acknowledges in writing to the Trustee that the Conditions Precedent have not been satisfied, and will not be satisfied before the Long-Stop Date;
"Financial Sector Masterplan"	the Financial Sector Masterplan developed and prepared by Bank Negara Malaysia, dated 1 March 2001;
"Interest Payment Date"	has the meaning given to it in Condition 4 of the Bonds or the meaning given to it in "Summary of proposed key terms and conditions of the New Bonds" as the context so requires;
"KLIBOR"	Kuala Lumpur Interbank Offered Rate;
"KLSE"	Kuala Lumpur Stock Exchange;
"Letter of Transmittal"	the letter that will be required to be returned by all Bondholders to the Settlement Agent before the Cut-Off Date, substantially in the form set out in Schedule 7 to this Explanatory Circular;
"Long-Stop Date"	31 December 2002 or such later date as may be agreed by RHB and the Trustee;
"Malaysian GAAP"	the generally accepted accounting principles adopted by Malaysia including compliance with standards prescribed by the Malaysian Accounting Standards Board;
"Malaysian Ringgit" or "RM"	the lawful currency of Malaysia from time to time;
"New Accreted Value"	has the meaning given to it in the section of this Explanatory Circular entitled "Summary of proposed key terms and conditions of the New Bonds";
"New Bond Security"	has the meaning given to it in the section of this Explanatory Circular entitled "Summary of proposed key terms and conditions of the New Bonds";
"New Bond Trustee"	JPMorgan Chase Bank, a company whose principal office is at Trinity Tower, 9 Thomas More Street, London EIW 1YT, which expression will, wherever the context so admits, include all persons for the time being the trustee of the New Trust Deed;
"New Bondholder"	a holder of the New Bonds from time to time;
"New Bonds"	approximately US$265,184,000 2.0% stepping up to 4.0% in 2005 bonds due 2007 to be issued by RHB pursuant to the New Trust Deed;
"New Principal Amount"	approximately US$265,184,000 (as adjusted to take into account fractional entitlements of Bondholders to New Bonds);
"New Securities"	together the New Bonds and the New Warrants;

"New Trust Deed"	has the meaning given to it in the "Summary of proposed key terms and conditions of the New Bonds";
"New Warrants"	new warrants, to be issued by RHB, each of which when exercised will entitle holders thereof to purchase one RHB Capital Share from RHB. The total amount of New Warrants to be issued will be calculated by using the formula as set out in "Summary of proposed key terms and conditions of the New Warrants";
"Non-Qualifying Holder"	a Bondholder that is not a Qualifying Holder;
"Principal Paying Agent"	Citibank N.A. New York acting at its specified office appointed as principal paying agent pursuant to an agreement entered into between RHB, the Trustee, Citibank N.A. New York and others dated 26 June 1997;
"Proposed Group Restructuring Scheme"	the proposed series of acquisitions, disposals and corporate re-organisations, as more particularly described in the Announcement;
"Proposed Voluntary Partial Offer"	the proposed voluntary partial offer to be made by RHB for RHB Capital Shares and RHB Capital Warrants to increase RHB's stake in RHB Capital from 55.4% to up to 75.0%, as more particularly described in the Announcement;
"Put Option"	the option for any Bondholders to have their Bonds redeemed by RHB at 132.592% of their principal amount in US Dollars on 30 June 2002;
"Qualifying Holder"	a Bondholder that qualifies to hold the New Securities, as more particularly described in "Bond Restructuring procedures";
"RHAM"	Rashid Hussain Asset Management Sdn. Bhd. (Company No. 174588-X);
"RHB"	Rashid Hussain Berhad (Company No. 163211-V);
"RHB Bank"	RHB Bank Berhad (Company No. 6171-M);
"RHB Bank Group"	RHB Bank, its subsidiaries and associated companies;
"RHB Bank (Labuan)"	RHB Bank (L) Ltd. (Company No. LL00042);
"RHB Bank Sub-Debt"	the subordinated debt instrument to be issued by RHB Bank to RHB pursuant to the Proposed Group Restructuring Scheme, as described in Table 5 of the Announcement;
"RHB Capital"	RHB Capital Berhad (Company No. 312952-H);
"RHB Capital Group"	RHB Capital, its subsidiaries and associated companies;
"RHB Capital Properties"	RHB Capital Properties Sdn. Bhd. (Company No. 84411-K);
"RHB Capital Shares"	the ordinary shares of RHB Capital;
"RHB Capital Warrants"	the 195,076,500 warrants of RHB Capital issued by RHB Capital on 28 December 1994 and expiring on 27 December 2004;
"RHB-Daewoo"	RHB-Daewoo Sdn. Bhd. (Company No. 308344-V);
"RHB Delta Finance"	RHB Delta Finance Berhad (Company No. 008807-A);
"RHB Group"	RHB, its subsidiaries and associated companies;

"RHB ICULS A and/or RHB ICULS B"	irredeemable convertible unsecured loan stock to be issued by RHB: the RHB ICULS A will be issued as part consideration for the purchase of Bank Utama and the RHB ICULS B will be issued as part consideration for the purchase of Bank Utama and for the Proposed Voluntary Partial Offer, as more particularly described in Table 2 and Table 3 of the Announcement (together "RHB ICULS");
"RHB Insurance"	RHB Insurance Berhad (Company No. 38000-U);
"RHB Leasing"	RHB Leasing Sdn. Bhd. (Company No. 67164-M);
"RHB Marketing Services"	RHB Marketing Services Sdn. Bhd. (Company No. 308814-V);
"RHB Sakura"	RHB Sakura Merchant Bankers Berhad (Company No. 19663-P);
"RHB Sakura Group"	RHB Sakura, its subsidiaries and associated companies;
"RHB Unit Trust"	RHB Unit Trust Management Berhad (Company No. 159791-D);
"RHB Warrants A"	the 55,038,988 warrants to subscribe for RHB shares issued by RHB on 25 June 1997 and expiring on 24 March 2007, of which as at 30 April 2002, 33,305,528 warrants were outstanding;
"RHB Warrants B"	the 135,020,204 warrants to subscribe for RHB shares issued by RHB on 17 August 1999 expiring on 16 August 2009, of which as at 30 April 2002, 135,015,204 warrants were outstanding;
"RHB Warrants C"	the 21,733,460 warrants to subscribe for RHB shares issued by RHB on 4 April 2001 and expiring on 24 March 2007 as a replacement for 21,733,460 RHB Warrants A. As at 30 April 2002, 21,564,372 RHB Warrants C were outstanding;
"RHS"	Rashid Hussain Securities Sdn. Bhd. (Company No. 95060-A);
"RM Bonds"	the RM800 million 2.5% secured, non-convertible bonds issued by RHB and due 25 June 2002;
"RM Cash Account"	the bank account to be opened in the name of the Security Trustee denominated in Malaysian Ringgit or any replacement account approved by the New Bond Trustee;
"Record Date"	the record date for the Bondholders' Meeting, being 11 June 2002;
"Reference Rate"	the average of the bid and offer rate prevailing at 11.00 am (Kuala Lumpur time) as quoted by Malayan Banking Berhad for the conversion of Malaysian Ringgit to US Dollar from time to time, being RM3.80 = US$1.00 as at 28 May 2002, the last practical date for the inclusion of information in this Explanatory Circular;
"Regulation S"	Regulation S under the US Securities Act;
"Relevant Jurisdiction"	in relation to any holder of Bonds or New Securities (or any person(s) for whose account the relevant Bonds or New Securities are held), the jurisdiction in which such holder of Bonds or New Securities or any such person(s) are resident or domiciled or in which it is incorporated or through which it is acting in connection with the Bond Restructuring;
"Relevant Shares"	has the meaning given under the "Summary of proposed key terms and conditions of the New Bonds";

"Revolving Credit Facility"	the proposed approximately RM281 million secured revolving credit facility to be provided to RHB as part of the restructuring of the Secured Short-Term Borrowings as more particularly described in "Summary of the proposed restructuring of RHB's borrowings";
"Rule 144A"	Rule 144A under the US Securities Act;
"Rule 802"	Rule 802 under the US Securities Act;
"SEC"	Securities and Exchange Commission of the United States of America;
"SMI"	small- and medium-sized industries;
"Sale and Purchase Agreement"	the sale and purchase agreement dated 20 March 2002 entered into between Cahya Mata Sarawak Berhad, UBG, RHB and RHB Bank for the sale and purchase of Bank Utama;
"Secured Short-Term Borrowings" ..	the approximately RM1,041 million secured short-term borrowings of RHB, as more particularly described in "Summary of the proposed restructuring of RHB's borrowings";
"Securities Commission"	Securities Commission of Malaysia, a body corporate established under the Securities Commission Act 1993;
"Securities Companies"	certain companies in RHB Group which undertake securities and securities-related business operations, as more particularly described in the Announcement;
"Serial Bonds"	the proposed RM360 million secured serial bonds to be issued by RHB or equivalent secured term loan to be provided to RHB, as part of the restructuring of RHB's Secured Short-Term Borrowings, as more particularly described in "Summary of the proposed restructuring of RHB's borrowings";
"Settlement Agent"	J.P. Morgan Chase Bank Berhad of Level 26, Menara Dion, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia to be appointed as settlement agent in connection with the Bond Restructuring;
"Settlement Agreement"	an agreement to be entered into between (inter alia) RHB, the Trustee and the Settlement Agent governing certain aspects of the Bond Restructuring;
"Settlement Period"	the period commencing on the day after the Effective Date and ending at 12.00 pm (Kuala Lumpur time) on the Cut-Off Date,;
"Singapore Companies Act"	the Companies Act, Chapter 50, of the Republic of Singapore;
"Straits Securities"	Straits Securities Sdn. Bhd. (Company No. 74070-T);
"subsidiary" and "subsidiaries"	a company shall be deemed to be a subsidiary of another company, if—

(a) that other company—

(i) controls the composition of the board of directors of the first-mentioned company; or

(ii) controls more than half of the voting power of the first-mentioned company; or

(iii) holds more than half of the issued share capital of the first-mentioned company; or

(b) the first-mentioned company is a subsidiary of any company which is that other company's subsidiary

("subsidiaries" shall be construed accordingly);

"Supplemental Trust Deed"	the supplemental trust deed to be entered into between the Trustee and RHB, following approval of the Bond Restructuring at the Bondholders' Meeting, which will supplement the terms of the Trust Deed and the Conditions of the Bonds and provide for their cancellation and exchange;
"Trading Day"	day on which the KLSE is open for business;
"Trading Price"	in respect of any share on any Trading Day means the volume-weighted average price of such shares as reported by Securities Clearing Automated Network Services Sdn. Bhd. on that day;
"Transaction Documents"	the New Trust Deed, the New Agency Agreement, the Security Trustee Agreement, and the Deed of Charge;
"Trust Deed"	the trust deed dated 26 June 1997 between RHB and the Trustee, pursuant to which the Bonds were constituted;
"Trustee"	Citicorp Trustee Company Limited, a company incorporated under the laws of England, whose principal office is at 3rd Floor, Cottons Centre, Hays Lane, London, SE1 2QT, in its capacity as trustee of the Bonds which expression will, wherever the context so admits, include all persons for the time being the trustee of the Trust Deed;
"UBG"	Utama Banking Group Berhad (Company No. 240931-X);
"US"	United States of America, including its territories and possessions;
"US Dollar Cash Account"	the bank account denominated in US Dollars to be opened in the name of the Security Trustee or any replacement account approved by the New Bond Trustee;
"US Dollars" or "US$"	the lawful currency of the US from time to time;
"US Exchange Act"	United States Securities Exchange Act of 1934 as amended;
"US GAAP"	the generally accepted accounting principles adopted by the United States of America;
"US Securities Act"	United States Securities Act of 1933, as amended;
"Vision City Loan"	the revolving credit facility of RM200 million granted by Hong Leong Bank Berhad to RHB pursuant to a revolving credit facility agreement dated 17 August 1998, a first supplemental agreement dated 29 August 1998 and a second supplemental agreement dated 19 December 1998, secured inter alia by a first fixed charge over the Vision City Property;
"Vision City Property"	all the piece of land measuring approximately 31,625 square metres held under five separate documents of title located at Jalan Sultan Ismail, Kuala Lumpur and all buildings thereon;
"Warrant Transfer Date"	the date falling two business days after the Closing Date, on which the New Warrants will be transferred to the accounts of Qualifying Holders; and

"Zakat" .... a capital levy used to replace taxation in order to conform with Islamic principles.

Certain other terms are defined in the section or part of this Explanatory Circular in which they are used.

SUMMARY

The following summary is qualified in its entirety by the more detailed information and financial information and financial statements appearing elsewhere in the Explanatory Circular. For a discussion of certain matters that should be considered in evaluating whether or not to vote in favour of the proposed Bond Restructuring, see "Special Considerations".

RHB Group

RHB Group is one of the largest integrated financial services groups in Malaysia providing a full range of financial products and services, including commercial banking, offshore banking, stock-broking, merchant banking, corporate finance and advisory services, equity and economic research, asset management and unit trusts, finance company services, futures broking, asset-based financing, property investment, management and insurance services. RHB is an investment holding company and has one principal subsidiary, RHB Capital. As at 31 December 2001, RHB Group had total assets of RM57.8 billion (US$15.2 billion). For the year ended 30 June 2001 and the six months ended 31 December 2001, RHB Group recorded net losses of RM198 million (US$52.1 million) and RM124 million (US$32.6 million), respectively.

Current RHB Group structure


RHB
55.4%
80%
RHB Capital
RHB-Daewoo
70%
63%-100%
100%
100%
70%
79.5%
51%
49%
RHB Leasing
Securities Companies
RHB Capital Properties
RHS
RHB Bank
RHB Insurance
RHB Sakura
100%
100%
51%
RHB Delta Finance
RHB Bank (Labuan)
RHB Unit Trust

RHB conducts its banking, securities and other financial services businesses through the subsidiaries and associated companies of its subsidiary, RHB Capital. RHB owns 55.4% of the issued share capital of RHB Capital. As at 31 December 2001, RHB Capital, on a consolidated basis, had total assets of RM56.4 billion (US$14.8 billion). For the year ended 30 June 2001 and the six months ended 31 December 2001, RHB Capital, on a consolidated basis, recorded net profits of RM263 million (US$69.2 million) and RM103 million (US$27.0 million), respectively.

RHB Capital's commercial banking activities are currently conducted through RHB Bank. RHB Capital owns 70.0% of the issued share capital of RHB Bank. RHB Bank is one of the largest banks in Malaysia. As at 31 December 2001, RHB Bank, on a consolidated basis, had total assets of RM51.0 billion (US$13.4 billion). For the year ended 30 June 2001 and the six months ended 31 December 2001, RHB Bank, on a consolidated basis, recorded net profits of RM348 million (US$91.5 million) and RM133 million (US$35.0 million) respectively.

RHB Capital conducts its merchant banking activities through its subsidiary, RHB Sakura. RHB Capital owns 51.0% of the issued share capital of RHB Sakura. RHB Sakura provides corporate finance and advisory services, underwriting, loan syndication, project financing and its subsidiary, RHB Unit Trust provides unit trust management. As at 31 December 2001, RHB Sakura, on a consolidated basis, had total assets of RM3,948 million (US$1,039 million). For the year ended 30 June 2001 and the six months ended 31 December 2001, RHB Sakura, on a consolidated basis, recorded net profits of RM73 million (US$19.1 million) and RM37 million (US$9.7 million) respectively.

RHB Capital also operates two stock-broking companies in Malaysia—RHS and Straits Securities—which together represent one of the largest stock-broking operations in Malaysia. RHS and Straits Securities together executed approximately 8.4% of the volume traded on the KLSE in the financial year ended 30 June 2001.

RHB through its subsidiary RHB-Daewoo owns and develops the commercial property in Kuala Lumpur named the Vision City Property. RHB owns 80% of the issued share capital of RHB-Daewoo. As at 31 December 2001, RHB-Daewoo had total assets of RM456 million (US$120.0 million) and total liabilities of RM463 million (US$122.0 million).

As at 28 May 2002, the last practical date before the printing of this Explanatory Circular, RHB had a market capitalisation of RM848 million (US$223.3 million), based on a closing price on the KLSE of RM1.83 per share, while RHB Capital had a market capitalisation of RM4,085 million (US$1,074.9 million) based on a closing price on the KLSE of RM2.24 per share.

The Proposed Group Restructuring Scheme

RHB Group is currently in the process of implementing the Proposed Group Restructuring Scheme (various transactions of which are subject to the satisfaction of certain conditions precedent). The Proposed Group Restructuring Scheme has been formulated to achieve the following key objectives:

- to consolidate RHB Group's position as one of the largest Malaysian financial services groups by merging RHB Bank with Bank Utama;
- to reduce the borrowings of and recapitalise RHB in order to strengthen its financial position; and
- to streamline the commercial and investment banking operations of RHB Group.

The Proposed Group Restructuring Scheme includes the following:

- the acquisition of Bank Utama and merger of Bank Utama with RHB Bank;
- the acquisition of RHB Leasing by RHB Delta Finance from RHB Capital and China Development Industrial Bank Inc.; and the transfer of RHB Capital Properties from RHB Capital to RHB Bank;
- the privatisation of RHB Sakura pursuant to a scheme of arrangement under which RHB Capital will increase its stake in RHB Sakura from 51.0% to 100.0%. Subsequently, RHB Sakura will be delisted from the KLSE;
- the transfer of all securities and securities related businesses currently owned by RHB Capital to RHB Sakura;
- the voluntary partial offer by RHB for RHB Capital Shares and RHB Capital Warrants to increase RHB's interest in RHB Capital Shares and RHB Capital Warrants up to a maximum of 75.0%; and
- the repayment of certain borrowings of RHB and RHB Capital.

The Proposed Group Restructuring Scheme is more particularly described in the Announcement made by RHB Group to the KLSE on 20 March 2002, the full text of which is set out in Schedule 1. RHB believes that the effects of the Proposed Group Restructuring Scheme will be beneficial to RHB and RHB Capital and their respective stakeholders. See "Advantages of the Bond Restructuring". The benefits are, however, subject to certain matters beyond the control of RHB. See "Special Considerations".

Giving effect to the Proposed Group Restructuring Scheme and certain other adjustments as at 31 December 2001, RHB Group had pro forma total assets of RM67.1 billion (US$17.6 billion). For the year ended June 2001 and the six months ended 31 December 2001, RHB Group had pro forma net profits of RM116 million (US$30.5 million) and RM16 million (US$4.3 million) respectively. See "Summary pro forma financial information".

The corporate structure of RHB Group following the implementation of the Proposed Group Restructuring Scheme is set out below:

RHB Group structure after the Proposed Group Restructuring Scheme



RHB
55.4%-75.0%(1)
80%
RHB Capital
RHB-Daewoo
70%
79.5%
100%
Enlarged RHB Bank including Bank Utama business
RHB Insurance
RHB Sakura
100%
100%
100%
100%
100%
RHB Bank (Labuan)
RHB Delta Finance/RHB Leasing
RHB Capital Properties
Securities Companies
RHS/ Straits Securities

Note:

(1) The resulting shareholding of RHB in RHB Capital depends on the outcome of the Proposed Voluntary Partial Offer.

Restructuring of RHB's borrowings

As at 31 December 2001, RHB had total borrowings of approximately RM3,560 million. The majority of these borrowings were incurred by RHB to fund the acquisition of Kwong Yik Bank Berhad in 1997. Because of the Asian economic crisis and the relatively slow recovery rate of the Malaysian economy, RHB has not been able to repay the principal amount of any of these borrowings.

The following table sets out a summary of RHB's borrowings as at 31 December 2001:

RHB borrowings	Outstanding amount RM (millions)	Currency	Maturity	Key assets[1] No. of RHB Capital Shares (millions)	Key assets[1] No. of RHB Capital Warrants (millions)
Secured facilities					
1st charge facilities[2]	450	RM	June 2002—Feb 2003	355	40
2nd charge facilities[3]	591	RM	Monthly renewal		
Total Secured Short-Term Borrowings	1,041				
RM Bonds—1st charge	800	RM	June 2002	606	
Vision City Loan—1st charge[4]	138	RM	Feb 2003		—
Total secured borrowings	1,978			961	40
Unsecured facilities					
Bonds[5]	979	US$	June 2002[6]	49[7]	
Due to subsidiaries	603[8]	RM	n/a		
Total unsecured borrowings	1,582			49	—
Total borrowings	3,560			1,010	40

Notes:

(1) Other assets of RHB, including its 1.6% stake in RHB Sakura, are not included.

(2) Made up of (a) an overdraft facility and a revolving credit facility; and (b) two other revolving credit facilities, in respect of which RHB owes (i) RM315 million; and (ii) RM90 million and RM45 million respectively and has granted first charges of (i) 225 million RHB Capital Shares and 20 million RHB Capital Warrants; and (ii) 85 million RHB Capital Shares, and 45 million RHB Capital Shares and 20 million RHB Capital Warrants, respectively.

(3) Second charge over the 355 million RHB Capital Shares listed in note (2) above.

(4) Secured against Vision City Property.

(5) Accreted value of Bonds as at 31 December 2001.

(6) Date of Put Option. Final maturity of the Bonds is 30 June 2007.

(7) Deposited with the Custodian and subject to a negative pledge in favour of Bondholders.

(8) Approximately RM591 million of this amount was due to RHB Capital.

The majority of RHB's borrowings are either short-term in nature or due to be repaid shortly. Almost all of RHB's assets have already been pledged to existing creditors. Because of this, along with RHB's high debt-to-equity ratio as at 31 December 2001, RHB is not in a position to raise any new financing to repay its current borrowings. See "Summary of the proposed restructuring of RHB's borrowings". As at 31 December 2001, the cash balance of RHB stood at approximately RM23 million and there has been no significant improvement to RHB's cash position since then. As a result, RHB has to restructure most of its borrowings, including all the Secured Short-Term Borrowings, the RM Bonds and the Bonds.

The proposals for the restructuring of RHB's existing borrowings are summarised as follows:

Restructuring of RHB's Malaysian Ringgit borrowings

Upon completion of the Proposed Group Restructuring Scheme, RHB will repay approximately RM200 million of the Secured Short-Term Borrowings. The remaining balance of approximately RM841 million of the Secured Short-Term Borrowings will be restructured into three tranches of long-term borrowings: the Serial Bonds (with maturities of up to seven years), the Bank Guaranteed Bonds (with a maturity of five years) and the Revolving Credit Facility (with a maturity of up to three years). As part of the Proposed Group Restructuring Scheme, RHB proposes to redeem the RM Bonds via an exchange with RM800 million nominal value of RHB Bank Sub-Debt. To facilitate this, the maturity of the RM Bonds will be extended for six months until 25 December 2002. No restructuring is proposed for the Vision City Loan and inter-company borrowings. See "Summary of the proposed restructuring of RHB's borrowings".

Restructuring of the Bonds

In conjunction with the restructuring of RHB's Malaysian Ringgit borrowings, RHB is proposing to settle its obligations to Bondholders under the Bonds by an exchange for New Bonds and New Warrants. The New Bonds will have a nominal value equal to the New Principal Amount, which takes into account the Accreted Value of the Bonds on 30 June 2002, of US$265,184,000 (as adjusted for fractional entitlements of individual Bondholders). The New Warrants will entitle their holders to purchase RHB Capital Shares owned by RHB at the Exercise Price. See "Summary of proposed key terms and conditions of the New Securities".

The following table sets out the key terms of the New Securities as compared to the Bonds:

		New Securities	
	Bonds	New Bonds	New Warrants[1]
Principal amount	US$200 million[2]	US$265.2 million	—
Currency	US$	US$	RM
Interest rate per annum	1.5%	2.0% years 1-3 4.0% years 4-5	—
Maturity	10 years	June 2007	June 2007
Yield to put/yield to maturity per annum	7.05%	7.05%	—
Redemption premium	32.592%	25.440%	—
Security[3]	None	Initially RHB Capital Shares	—
Put Option	At the end of year 5 (30 June 2002)	After 3 years[4]	—
Exchange/Exercise Price	RM10.25 per share	—	To be determined[5]
Exchange rate	RM2.5175:US$1.00	—	—
Conversion/Exercise consideration	Bonds	—	Cash in RM or New Bonds[6]
Listing	Luxembourg	Luxembourg (primary) and Labuan (secondary) (proposed)	KLSE (proposed)

Notes:

(1) The number of units of New Warrants to be issued to each Bondholder will be calculated by taking their respective principal entitlement to New Bonds (after rounding up fractional entitlements) converting it into Malaysian Ringgit at the Reference Rate at the date of the Bondholders' Meeting, dividing that amount by the Exercise Price, and rounding any fractional entitlements up to the nearest whole unit of New Warrants. The total number of New Warrants to be issued will be the sum of each of the Bondholders' entitlements to New Warrants.

(2) The Accreted Value of the Bonds as at 30 June 2002 will be US$265,184,000.

(3) The initial number of RHB Capital Shares to be charged in support of the New Bonds will be calculated by taking the New Principal Amount, converting it into Malaysian Ringgit at the Reference Rate as at the date of the Bondholders' Meeting, dividing that amount by the average of the Trading Price of RHB Capital Shares on the KLSE for each of the Trading Days during the immediately preceding period of 30 days ending on the day before the Bondholders' Meeting and rounding any fractional entitlements up to the nearest whole unit of RHB Capital Shares.

(4) In certain circumstances, RHB can be required to redeem New Bonds if certain conditions are met.

(5) The Exercise Price will be an amount being 125.0% of the average Trading Price of RHB Capital Shares on the KLSE for each of the Trading Days during the immediately preceding period of 30 days ending on the day before the Bondholders' Meeting.

(6) The Exercise Price of the New Warrants will be denominated in Malaysian Ringgit. Each New Bond will, if used as consideration, or part consideration for the Exercise Price, be valued at its New Accreted Value.

The approval by Bondholders of the Bond Restructuring will authorise RHB and the Trustee to enter into the Supplemental Trust Deed which will provide that Bondholders' rights to exercise the Put Option will be postponed until the Long Stop Date (or, if earlier, the Failure Date). The Supplemental Trust Deed will also provide that, upon the Effective Date, Bondholders will become entitled to the New Securities which will be issued on the Closing Date (see "Bond Restructuring procedures"). The Supplemental Trust Deed will contain Conditions Precedent to the Effective Date, (see "The Bond Restructuring") which include:

- that RHB Bank has completed the acquisition of Bank Utama;
- that RHB has completed the restructuring of the Secured Short-Term Borrowings and the RM Bonds; and

- that RHB has obtained all relevant approvals, authorisations and consents necessary for RHB to implement the Bond Restructuring and the issue of the New Securities.

Advantages of the Bond Restructuring

If Bondholders vote in favour of the Bond Restructuring, they will benefit from both the Proposed Group Restructuring Scheme and the terms of the New Securities.

RHB believes the Proposed Group Restructuring Scheme will offer, amongst others, the following benefits:

- RHB's capital structure will be substantially improved and RHB's debt-to-equity ratio will be significantly lowered as a result of the proposed reduction in its borrowings of RM1.0 billion and the significant increase in its equity base. RHB believes that its significantly improved credit profile will provide it with greater flexibility to obtain future financing.
- RHB should, following the implementation of the Proposed Group Restructuring Scheme, control an increased stake of the major operating companies of RHB Group. RHB should therefore receive a larger proportion of the dividend stream from such RHB Group companies.
- RHB believes that the removal of various concerns following the implementation of the Proposed Group Restructuring Scheme, including the recapitalisation of RHB, the reduction of RHB's borrowings and the identity of its new major shareholder will improve the outlook for the price of RHB Capital Shares and the credit rating of RHB and RHB Group.

RHB believes that the terms of the New Securities will offer Bondholders, amongst others, the following benefits:

- The Accreted Value of each Bond at 30 June 2002 will be reflected in full in the New Principal Amount of the New Bonds.
- The obligations of RHB under the New Bonds will be secured by a charge over RHB Capital Shares with an initial security cover ratio of 1.0 times.
- The New Bonds will provide a higher rate of interest of 2.0% per annum in the first three years, stepping up to 4.0% per annum in 2005. The interest will be based on the New Principal Amount of the New Bonds, which is 32.6% higher than the principal amount of the Bonds.
- The New Bonds will provide a yield to maturity of 7.05% per annum for the five years from 30 June 2002. The total return for Bondholders from the New Securities may be significantly improved by the value of the New Warrants.
- The Exercise Price of the New Warrants, at 125.0% of the average Trading Price of RHB Capital Shares on the KLSE for each of the Trading Days during the immediately preceding period of 30 days ending on the day before the date of the Bondholders' Meeting, should be significantly lower than the Exchange Price under the Bonds. The New Warrants will allow Bondholders to participate in any appreciation in the share price of RHB Capital Shares arising from the Proposed Group Restructuring Scheme, the restructuring of RHB's borrowings or otherwise.
- Bondholders will be able to realise the value of the New Warrants by selling them for cash on the KLSE.
- Bondholders can use either cash, or the New Bonds at their New Accreted Value, to purchase RHB Capital Shares when exercising the New Warrants. This option will allow holders of the New Warrants to purchase RHB Capital Shares at an even lower price by using the New Bonds as the consideration for the Exercise Price if the market price of the New Bonds is less than their New Accreted Value.
- Bondholders have an option to pay the exercise price of the New Warrants by using the New Bonds. Bondholders can then liquidate their positions by selling the RHB Capital Shares, which are actively traded on the KLSE. This provides Bondholders with the flexibility to dispose of their New Securities.

RHB believes that the Bond Restructuring provides an attractive offer to Bondholders, particularly when compared to the analysis of the liquidation of RHB which may take place if Bondholders vote against the Bond Restructuring. The analysis, based on certain assumptions, calculates that on a liquidation, Bondholders would receive a dividend (which would be unlikely to be paid to unsecured creditors for a significant amount of time) of an amount significantly lower than the Accreted Value of the Bonds as at 30 June 2002. See "Advantages of the Bond Restructuring—potential consequences if Bondholders do not support the Bond Restructuring".

Exchange procedures

Only Bondholders that certify to the Settlement Agent that such Bondholders' participation in the Bond Restructuring will, amongst other things, not be unlawful in any Relevant Jurisdiction, or otherwise result in the need for notification, registration, filing or any other action to be taken by RHB in any Relevant Jurisdiction in connection with the Bond Restructuring, will be entitled to receive the New Securities. All other Bondholders (Non-Qualifying Holders) will have their New Securities transferred to the Settlement Agent who will, following the Warrant Transfer Date, sell the New Securities and account to the relevant Non-Qualifying Holder for the net proceeds of sale thereof. See "Bond Restructuring Procedures".

Recent Developments

RHB Group announced its financial results for the quarter ended 31 March 2002 on 16 May 2002. The consolidated loss of RHB Group after taxation and Zakat for the quarter was RM35 million (US$9.2 million) compared with a profit of RM3 million (US$0.8 million) for the same period in 2001. Non-performing loans as at 31 March 2002, were RM6,159 million (US$1,620.9 million), representing 15.3% of gross loans, compared with RM5,798.6 million (US$1,525.9 million), representing 14.5% of gross loans, as at 31 December 2001. See "Management Discussion and Analysis—Recent Developments" and "Schedule 4, Parts 4 and Part 5".

Indicative implementation timetable

11 June 2002	—	Record Date of Bondholders' Meeting
21 June 2002	—	Bondholders' Meeting
T(1)	—	Effective Date
T + 1	—	Settlement Period begins
T + 45	—	Cut-Off Date
T + 50(2)	—	Closing Date
T + 52(2)	—	Warrant Transfer Date
31 December 2002 . .	—	Long-Stop Date

(1) Currently, RHB expects that the Effective Date will be in early October 2002.
(2) The periods of time preceding these dates assume that all days are business days.

SUMMARY OF THE PROPOSED GROUP RESTRUCTURING SCHEME

The Proposed Group Restructuring Scheme has been formulated to achieve the following key objectives:

- to consolidate RHB Group's position as one of the largest Malaysian financial services groups by merging RHB Bank with Bank Utama;
- to reduce the borrowings of and recapitalise RHB in order to strengthen its financial position; and
- to streamline the commercial and investment banking operations of RHB Group.

The following summary of the key elements of the Proposed Group Restructuring Scheme is qualified in its entirety by the more detailed information set out in the Announcement. Bondholders should also note that certain of the steps of the Proposed Group Restructuring Scheme are subject to the fulfilment of certain conditions precedent and that the consideration for each of the steps is indicative and subject to further due diligence. The conditions precedent had not been fulfilled and the due diligence had not been completed by the date of this Explanatory Circular.

Acquisition of Bank Utama and merger of Bank Utama with RHB Bank

On 20 March 2002, RHB and RHB Bank entered into a conditional sale and purchase agreement with Cahya Mata Sarawak Berhad and UBG for the purchase by RHB Bank of 800,000,000 ordinary shares of Bank Utama of RM1.00 each (the entire issued share capital of Bank Utama).

The purchase consideration will be two times the adjusted net tangible asset value of Bank Utama, to be determined following due diligence, as at the last day of the calendar month preceding the fulfilment of all the conditions precedent to the acquisition. As at 31 December 2000 the audited net tangible asset value of Bank Utama was approximately RM800 million. Accordingly, the indicative purchase consideration for the acquisition of Bank Utama is approximately RM1.6 billion.

It is proposed that the consideration will be satisfied by RHB on behalf of RHB Bank through the combination of new RHB ICULS A, RHB ICULS B and cash. It is proposed that the corresponding amount due by RHB Bank to RHB will be repaid by issuing an equivalent amount of RHB Bank Sub-Debt to RHB, the actual amount of which will be determined upon finalisation of the purchase consideration for the acquisition of Bank Utama. Of the estimated RM1.6 billion of RHB Bank Sub-Debt, RHB proposes to place RM800 million with institutional investors and to use RM700 million of the proceeds of that placement to settle the cash portion of the consideration due to UBG for the proposed acquisition of Bank Utama; and to use the remaining RM100 million as part of the funds to be used to repay partially the Secured Short-Term Borrowings. The balance of RM800 million RHB Bank Sub-Debt will be used to retire the RM Bonds (as set out in the part of this section headed "Repayment of RHB borrowings and RHB Capital borrowings" (all as set out in more detail in the Announcement)). Further details of the proportions and amounts of the consideration to be settled respectively by cash, RHB ICULS A and RHB ICULS B are set out in Section 2 of the Announcement.

Following completion of the proposed acquisition of Bank Utama, RHB Bank proposes to merge the business of Bank Utama with RHB Bank. The proposed acquisition of Bank Utama is conditional upon other component proposals of the Proposed Group Restructuring Scheme becoming unconditional.

The transfer of RHB Leasing and RHB Capital Properties

(a) On 20 March 2002, RHB Delta Finance, which is wholly-owned by RHB Bank, entered into a conditional sale agreement with RHB Capital and China Development Industrial Bank Inc. for the transfer to RHB Delta Finance by RHB Capital of 70.0% of the issued share capital of RHB Leasing (7,000,000 ordinary shares of RM1.00 each) and the acquisition by RHB Delta Finance from China Development Industrial Bank Inc. of 30.0% of the issued share capital of RHB Leasing (3,000,000 ordinary shares of RM1.00 each).

The purchase consideration will be 1.1 times the audited net tangible asset value of RHB Leasing as at the last day of the calendar month preceding the date of fulfilment of all the conditions precedent to the acquisition. As at 30 June 2001, the audited net tangible asset value of RHB Leasing was approximately RM100 million. Accordingly, the aggregate indicative consideration is approximately RM110 million.

The consideration will be satisfied in cash and funded by RHB Delta Finance and RHB Bank from internally generated funds.

(b) On 20 March 2002, RHB Capital and RHB Bank entered into a conditional share sale agreement for the proposed transfer from RHB Capital to RHB Bank of the entire equity interest in RHB Capital Properties comprising 21,800,000 ordinary shares of RM1.00 each.

The purchase consideration will be the audited net tangible asset value of RHB Capital Properties as at the last day of the calendar month preceding the date of fulfilment of all the conditions precedent to the acquisition. As at 30 June 2001, the audited net tangible asset value of RHB Capital Properties and, accordingly, the indicative transfer consideration is approximately RM29 million.

It is proposed that the consideration will be partly satisfied through the assumption by RHB Bank of an existing inter-company debt owing by RHB Capital to RHB Capital Properties (which, as at 30 June 2001 amounted to RM17 million). The balance will be satisfied by cash which will be funded by RHB Bank from internally generated funds.

Privatisation of RHB Sakura by RHB Capital via a scheme of arrangement

RHB Capital proposes to privatise RHB Sakura via a scheme of arrangement pursuant to Sections 176 and 178 of the Companies Act. If approved, the scheme of arrangement will cancel the 165,888,605 ordinary shares of RM1.00 each (not already held by RHB Capital) representing a 49.0% equity interest in RHB Sakura.

The indicative consideration to be paid for each ordinary RHB Sakura share cancelled, is RM2.00 in cash and RM2.00 nominal amount of redeemable unsecured bonds issued by RHB Capital. The credit arising from the cancellation of such shares will be applied in whole for the issuance of 165,888,605 new RHB Sakura shares to RHB Capital at par. If approved, the result will be that RHB Sakura will become a wholly-owned subsidiary of RHB Capital and will be de-listed from the KLSE.

The cash portion of the consideration (approximately RM332 million) will be funded by RHB Capital from a bridging loan which will subsequently be repaid using the proceeds obtained from the transfer of RHB Leasing, RHB Capital Properties (as set out above) and the securities and securities-related business entities (as set out below).

Acquisition and transfer of securities and securities-related business entities

(a) On 20 March 2002, RHB Marketing Services (100% owned by RHB Capital), RHB Capital and G.K. Goh Holdings Ltd ("*GK Goh*") entered into a conditional sale of shares agreement for the acquisition by RHB Marketing Services from GK Goh of its 37.0% equity interest in Straits Asset Holdings Sdn. Bhd. that is not already held by RHB Marketing Services comprising 16,667,000 ordinary shares of RM1.00 each.

The consideration will be 1.4 times 37.0% of the audited net tangible asset value of Straits Asset Holdings Sdn. Bhd. Group as at the last day of the calendar month preceding the date of fulfilment of all the conditions precedent to the acquisition. The consideration will be paid to GK Goh by RHB Capital on behalf of RHB Marketing Services. Straits Asset Holdings Sdn. Bhd. will consequently become a wholly-owned subsidiary of RHB Marketing Services. As at 30 June 2001, the audited net tangible asset value of Straits Asset Holdings Sdn. Bhd. was approximately RM95 million. Accordingly, the indicative cash purchase consideration for the proposed acquisition of the 37.0% stake in Straits Asset Holdings Sdn. Bhd. is RM49 million.

The consideration will be paid in cash by RHB Capital from internally generated funds.

(b) Following the completion of the proposed scheme of arrangement for RHB Sakura shares described above, RHB Capital proposes to enter into a conditional sale and purchase agreement to transfer the Securities Companies to RHB Sakura.

It is proposed that the consideration will be 1.0 to 1.5 times the audited net tangible assets value of the Securities Companies as at the last day of the calendar month preceding the date of fulfilment of all the conditions precedent. As at 30 June 2001 the audited aggregate net tangible assets value of the Securities Companies was RM351 million. The indicative aggregate transfer consideration is RM514 million which includes the repayment of the amount that will become due from RHB Marketing Services to RHB Capital of RM49 million pursuant to the proposed acquisition of Straits Asset Holdings Sdn. Bhd.

It is proposed that the consideration will be met by RHB Sakura in part by issuing RM165 million sub-debt to RHB Capital. The balance, of RM349 million (including the repayment of RM49 million due by RHB

Marketing Services to RHB Capital for the acquisition of Straits Asset Holdings Sdn. Bhd.), will be paid in cash and funded by RHB Sakura from internally generated funds.

The proposed transfer of the Securities Companies is conditional upon the completion of the proposed scheme of arrangement relating to RHB Sakura (as described above).

Proposed Voluntary Partial Offer by RHB for RHB Capital Shares and RHB Capital Warrants

On 8 February 2002, Arab Malaysian Merchant Bank Berhad, on behalf of RHB, submitted an application for the approval of the Securities Commission to undertake a voluntary partial take-over offer by RHB for RHB Capital Shares and RHB Capital Warrants (the Proposed Voluntary Partial Offer). In its letters dated 4 March 2002 and 13 March 2002, the Securities Commission approved the making of the Proposed Voluntary Partial Offer. The offer is to increase RHB's holding of RHB Capital Shares and RHB Capital Warrants to up to a maximum of 75.0% through the acquisition of up to 19.6% of RHB Capital's total issued and paid-up share capital and 54.5% of RHB Capital Warrants.

The indicative terms for the Proposed Voluntary Partial Offer are:

- one new RHB share of RM1.00 each and RM1.00 nominal amount of new RHB ICULS B for every one RHB Capital Share; and
- seven new RHB shares of RM1.00 each for every twenty RHB Capital Warrants.

The final terms of the Proposed Voluntary Partial Offer including the issue price, the number of new RHB shares and new RHB ICULS B to be issued as consideration will be determined by the board of RHB at a later stage and after taking into account the then prevailing market prices.

The Proposed Voluntary Partial Offer is not conditional upon other component parts of the Proposed Group Restructuring Scheme.

Repayment of RHB borrowings and RHB Capital borrowings

RHB

RHB is proposing to use RM800 million of the RHB Bank Sub-Debt to exchange for and retire the existing RM800 million nominal value of the RM Bonds and RM200 million cash to repay in part the Secured Short-Term Borrowings of, in aggregate, approximately RM1,041 million on a pro rata basis to facilitate the restructuring of the remaining Secured Short-Term Borrowings. See "Summary of the proposed restructuring of RHB's borrowings".

RHB Capital

As set out above, RHB Sakura proposes to issue RM165 million of RHB Sakura sub-debt to RHB Capital pursuant to the proposed transfer of the Securities Companies. RHB Capital is proposing to place the entire RM165 million of RHB Sakura sub-debt to institutional investors. The proceeds arising from this placement, as well as the RM439 million cash inflow arising from the proposed transfer of RHB Leasing, the proposed transfer of RHB Capital Properties and the proposed transfer of the Securities Companies will be used to repay RM200 million of RHB Capital's existing short-term borrowings in order to release from security the RHB Sakura shares pledged to such lenders and RM332 million to repay the bridging loan to be taken to finance the cash portion of the proposed scheme of arrangement relating to RHB Sakura referred to above.

Other relevant proposals

RHB and RHB Capital are also proposing certain related activities which are not included as part of the Proposed Group Restructuring Scheme:

(a) At the time of completion of the Proposed Group Restructuring Scheme, RHB Capital proposes to pay a special dividend to its shareholders of approximately RM100 million after tax; and

(b) RHB proposed to establish a new employee share option scheme which will allow the granting of options to eligible employees and executive directors in RHB Group to subscribe for new RHB shares not exceeding 10.0% of the issued and paid-up share capital of RHB.

Further details of the other relevant proposals are set out in the Announcement.

RHB shareholding movements

On 20 March 2002, UBG, Cahya Mata Sarawak Berhad and Tan Sri Dato' Abdul Rashid Hussain entered into a conditional sale of shares agreement for the proposed acquisition by UBG, of 121,000,000 ordinary shares of RHB of RM1.00 each together with 8,000,000 RHB Warrants C from Tan Sri Dato' Abdul Rashid Hussain and parties identified by him for a cash consideration of RM6.00 per RHB share and RM0.75 per RHB Warrants C, respectively, amounting to a total purchase consideration of RM732 million.

On 20 March 2002, UBG and Malaysian Resources Corporation Berhad entered into a conditional sale of shares agreement for the proposed acquisition by UBG, of 105,127,000 ordinary shares of RHB of RM1.00 each from Malaysian Resources Corporation Berhad for a cash consideration of RM504,609,600 (RM4.80 per RHB share).

Both of these transactions will only be completed following the acquisition of Bank Utama by RHB Bank.

Summary cash flow of RHB and RHB Capital

Based on the assumptions and indicative considerations described above, the following table sets out a summary of the cash flow of RHB and RHB Capital arising from the Proposed Group Restructuring Scheme and other related activities:

	RHB RM (millions)	RHB Capital RM (millions)
Proceeds from placement of RHB Bank Sub-Debt[1]	800	—
Cash consideration for acquisition of Bank Utama	(700)	—
Issuance of RHB Bank Sub-Debt in exchange for RM Bonds[2]	800	—
Repayment of RM Bonds[2]	(800)	—
Proceeds from transferring RHB Leasing to RHB Delta Finance	—	77
Proceeds from transferring RHB Capital Properties to RHB Bank	—	13
Consideration for acquiring 37.0% stake in Straits Asset Holdings Sdn. Bhd. from GK Goh[3]	—	(49)
Proceeds from transferring Securities Companies to RHB Sakura	—	349
Proceeds from liquidation of RHB Cathay Securities Pte Ltd/ RHB Capital (Jersey) Ltd's subsidiaries[4]	—	67
Proceeds from placement of RHB Sakura sub-debt	—	165
Cash consideration for RHB Sakura scheme of arrangement[5]	22	(332)
Special dividend paid to holders of RHB Capital Shares	75	(100)
Partial repayment of short-term borrowings[6]	(200)	(200)
Net Cash Inflow/(Outflow)	(3)	(10)

Notes:

(1) Private placement of RM600 million of RHB Bank Sub-Debt (with an additional RM200 million sub-debt in overallotment).

(2) The proposed restructuring of the RM Bonds. The exchange has no cash effect.

(3) RHB Capital, through its 100.0% owned subsidiary RHB Marketing Services, will acquire the remaining 37.0% stake in Straits Asset Holdings Sdn. Bhd. from GK Goh and will subsequently transfer 100.0% of RHB Marketing Services to RHB Sakura.

(4) The liquidations are still in progress and are expected to be completed in 2003.

(5) RHB holds approximately 1.6% of the equity interest in RHB Sakura which will be tendered to RHB Capital in conjunction with the scheme of arrangement to privatise RHB Sakura. The RHB Capital bonds received by RHB in consideration for such stake will be placed out to investors for cash.

(6) For RHB Capital: payment for redemption of loan secured by RHB Sakura shares as part of the de-listing of RHB Sakura.

Benefits of the Proposed Group Restructuring Scheme to RHB Group

RHB believes that there are a number of potential benefits of the Proposed Group Restructuring Scheme. Some of these benefits are set out in the section entitled "Advantages of the Bond Restructuring".

Diagrams of the Proposed Group Restructuring Scheme

The changes to the corporate structure of RHB Group following the implementation of the Proposed Group Restructuring Scheme are set out below:

RHB Group structure before the Proposed Group Restructuring Scheme



RHB
55.4%
80%
RHB Capital
RHB-Daewoo
70%
63%-100%
100%
100%
70%
79.5%
51%
49%
RHB Leasing
Securities Companies
RHB Capital Properties
RHS
RHB Bank
RHB Insurance
RHB Sakura
100%
100%
51%
RHB Delta Finance
RHB Bank (Labuan)
RHB Unit Trust

RHB Group structure after the Proposed Group Restructuring Scheme


RHB
55.4%-75.0%(1)
RHB Capital
80%
RHB-Daewoo
70%
Enlarged RHB Bank including Bank Utama business
79.5%
RHB Insurance
100%
RHB Sakura
100%
RHB Bank (Labuan)
100%
RHB Delta Finance/RHB Leasing
100%
RHB Capital Properties
100%
Securities Companies
100%
RHS/ Straits Securities

Note:

(1) The resulting shareholding of RHB in RHB Capital depends on the outcome of the Proposed Voluntary Partial Offer.

SUMMARY OF THE PROPOSED RESTRUCTURING OF RHB'S BORROWINGS

In conjunction with the purchase of Kwong Yik Bank Berhad in 1997, RHB incurred borrowings totalling approximately RM2.4 billion under three separate types of funding: the Bonds, the RM Bonds and certain short-term borrowings.

Following the acquisition of Kwong Yik Bank Berhad in 1997, RHB Group continued to participate in the consolidation of the financial services industry in Malaysia. RHB Bank acquired Sime Bank Berhad for RM852 million in 1999 and Delta Finance Berhad and Interfinance Berhad for RM270 million and RM79 million, respectively, in 2000. However, no borrowings were incurred by RHB itself to finance these transactions. Total external borrowings (excluding inter-company borrowings) of RHB increased from RM2,199 million as at 30 June 1997 to approximately RM2,957 million as at 31 December 2001. Of that increase, approximately RM474 million is due to RHB's increased liabilities under the Bonds, which is due in part to the depreciation of the Malaysian Ringgit and in part to the inclusion of the Accreted Value of the Bonds in the 31 December 2001 figure.

During 1997 and 1998, Malaysia experienced the full impact of the Asian economic crisis. Malaysia's gross domestic product contracted by approximately 7.4% in 1998 and Base Lending Rates reached a peak of 12.3% in the third quarter of 1998. The rate of recovery of the Malaysian economy has been slower than expected. Both RHB and RHB Capital have been adversely affected by this slow recovery and the dividend income generated from their subsidiaries has consequently been weaker than expected. The Asian economic crisis also resulted in a sharp decrease in the share prices of RHB and RHB Capital. The following graph sets out the share price of RHB and RHB Capital from June 1997 to May 2002:



RM per share
18
16
14
12
10
8
6
4
2
0
Jun-97
Sep-97
Dec-97
Mar-98
Jun-98
Sep-98
Dec-98
Mar-99
Jun-99
Sep-99
Dec-99
Mar-00
Jun-00
Sep-00
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
RHB
RHB Capital

Reasons for the restructuring of RHB's borrowings

As at 31 December 2001, RHB had total borrowings of approximately RM3,560 million. The majority of RHB's borrowings are either short-term in nature or due to be repaid shortly. The following table sets out a summary of RHB's borrowings as at 31 December 2001:

RHB borrowings	Status	Outstanding amount RM (millions)	Currency	Maturity
Secured facilities				
1st charge facilities	Secured	450	RM	June 2002—Feb 2003
2nd charge facilities	Secured	591	RM	Monthly renewal
Total Secured Short-Term Borrowings		1,041		
RM Bonds-1st charge	Secured	800	RM	June 2002
Vision City Loan-1st charge	Secured	138	RM	Feb 2003
Total secured borrowings		1,978		
Unsecured facilities				
Bonds	Unsecured	979(1)(2)	US$	June 2002(3)
Due to subsidiaries(4)	Unsecured	603	RM	n/a
Total unsecured borrowings		1,582		
Total borrowings		3,560		

Notes:

(1) Accreted Value of the Bonds at 31 December 2001.

(2) Converted into Malaysian Ringgit at an assumed exchange rate of RM3.80 = US$1.00.

(3) Date of Put Option. Final maturity of the Bonds is 30 June 2007.

(4) Approximately RM591 million of this amount was due to RHB Capital.

In considering the alternatives open to RHB to deal with its borrowings, RHB has taken into account a number of limiting factors, including the following:

Insufficient cash

As at 31 December 2001, the cash balance of RHB stood at approximately RM23 million. There has been no significant improvement to RHB's cash position since then. Since RHB does not expect any improvements to its cash position in the near future, RHB will not be able to generate sufficient cash out of its existing resources to meet its debt repayment obligations when they fall due.

Inability to refinance

As at 31 December 2001, RHB's debt-to-equity ratio was over 14 times (calculated by dividing RHB's total borrowings of RM3,560 million by RHB Group's consolidated shareholders' equity of RM248 million). RHB's only material assets are its 55.4% equity interest in RHB Capital and 20.5% holding of RHB Capital Warrants, of which approximately 95.0% of the RHB Capital Shares and 100.0% of the RHB Capital Warrants are pledged to secured lenders. The remainder of the RHB Capital Shares are deposited as the Exchange Property and are subject to a negative pledge in favour of Bondholders.

RHB, therefore, already has a high debt-to-equity ratio and has no significant unencumbered assets to secure against new borrowings. These factors make it unattractive to new lenders. Furthermore, the only major source of income for RHB is dividend income from RHB Capital. In recent years, that dividend stream and other sources of cash have been sufficient only to cover RHB's operating expenses and interest burden, leaving insufficient surplus cash to meet any increased debt repayments. Consequently, in its current financial condition, RHB is not in the position to raise any new borrowings to refinance the borrowings that are about to fall due, including the Bonds. The following table sets out a summary of RHB's borrowings and security granted over key assets as at 31 December 2001:

		Key Assets[1]			
RHB borrowings	Outstanding amount RM (millions)	No. of RHB Capital Shares (millions)	% of RHB's total holdings of RHB Capital Shares	No. of RHB Capital Warrants (millions)	% of RHB's total holdings of RHB Capital Warrants
Secured facilities					
1st charge facilities[2]	450	355	35.2	40	100.0
2nd charge facilities[3]	591				
RM Bonds	800	606	60.0		
Vision City Loan[4]	138				
Total secured borrowings	1,978	961	95.1	40	100.0
Unsecured facilities					
Bonds	979[5]	49[6]	4.9		
Due to subsidiaries	603				
Total unsecured borrowings	1,582	49	4.9	—	—
Total borrowings	3,560	1,010	100.0	40	100.0

Notes:

(1) Other assets of RHB, including its 1.6% stake in RHB Sakura are not included.

(2) Made up of (i) an overdraft facility and a revolving credit facility; and (ii) two other revolving credit facilities, in respect of which RHB owes (i) RM315 million; and (ii) RM90 million and RM45 million respectively and has granted first charges of (i) 225 million RHB Capital Shares and 20 million RHB Capital Warrants; and (ii) 85 million RHB Capital Shares, and 45 million RHB Capital Shares and 20 million RHB Capital Warrants, respectively.

(3) Second charge over the 355 million RHB Capital Shares listed in note (2) above.

(4) Secured against Vision City Property.

(5) Accreted Value of Bonds at 31 December 2001.

(6) Deposited with the Custodian and subject to a negative pledge in favour of Bondholders.

Inability to raise funds through disposal of assets

As illustrated above, over 95.0% of the RHB Capital Shares and 100.0% of the RHB Capital Warrants held by RHB have already been pledged against existing secured borrowings. Disposing of such assets would require consent from the relevant secured creditors, which RHB believes would be unlikely to be given unless the proceeds of such disposal were first used to repay amounts owing to the relevant secured creditor. RHB believes, therefore, that raising funds through the disposal of assets is not a feasible alternative.

For the reasons set out above RHB has to restructure certain of its borrowings. RHB's proposals for restructuring its borrowings are set out below.

Proposals for RHB's borrowings

RHB's borrowings can be broadly divided into five groups: (i) the RM Bonds; (ii) the Secured Short-Term Borrowings (iii) the Vision City Loan; (iv) inter-company borrowings; and (v) the Bonds.

The RM Bonds

In June 1997, the RM Bonds were issued together with 55,038,988 RHB Warrants A with an exercise price of RM18.30 per RHB share. At the time of issue RHB expected the proceeds from the exercise of RHB Warrants A to be sufficient to redeem the RM Bonds at their maturity. However, since the onset of the Asian economic crisis in the second half of 1997, RHB's shares have been consistently trading below the exercise price of the RHB Warrants A and none of the RHB Warrants A have been exercised. On 4 April 2001, RHB issued 21,733,460 RHB Warrants C with the exercise price of RM1.90 in exchange for an equivalent number of RHB Warrants A, which were surrendered and cancelled.

RHB proposes to redeem the RM Bonds via an exchange with RM800 million nominal value of RHB Bank Sub-Debt. To facilitate this, RHB is proposing to extend the maturity date of the RM Bonds by six months from 25 June 2002 to 25 December 2002.

Based on the indicative consideration for the acquisition of Bank Utama (as described in the Announcement), approximately RM1,600 million nominal amount of RHB Bank Sub-Debt will be issued to RHB in relation to the acquisition of Bank Utama, of which approximately RM800 million will be placed out to institutional investors for cash. The remaining RM800 million of RHB Bank Sub-Debt will be used to redeem the RM Bonds as discussed above. The following table sets out the proposed indicative commercial terms of the RHB Bank Sub-Debt to be exchanged with the RM Bonds:

	Indicative commercial terms
Issuer	RHB Bank
Issue	RM800 million nominal value of subordinated bonds
Issue price	At par
Maturity	Ten years from issue
Interest rate per annum	To be determined by the bookbuilding process for the placement to institutional investors of the other approximately RM800 million RHB Bank Sub-Debt
Status & subordination	Direct, unconditional, unsecured and subordinated obligations of RHB Bank

Secured Short-Term Borrowings

RHB has two groups of secured short-term borrowings (together the ***Secured Short-Term Borrowings***):

(1) Overdraft and revolving credit facilities of approximately RM450 million secured by first charges; and

(2) Revolving credit facilities of approximately RM591 million secured by second charges.

As part of the Proposed Group Restructuring Scheme, RHB will receive a net cash inflow of approximately RM197 million. This cash will form part of the proposed repayment of RM200 million towards the Secured Short-Term Borrowings on a pro rata basis. RHB believes that this partial repayment is necessary to facilitate the restructuring of the remainder of the Secured Short-Term Borrowings into longer term tranches of up to three, five and seven years. The following table sets out the summary of how the Secured Short-Term Borrowings will be restructured:

			Restructured borrowings		
	Outstanding amount	Proposed partial repayment	Serial Bonds	Bank Guaranteed Bonds	Revolving Credit Facility
	RM (millions)				
1st charge facilities	450	(90)	360		
2nd charge facilities	591	(110)	—	200	281
Total	1,041	(200)	360	200	281

The Secured Short-Term Borrowings will be restructured as set out below:

(1) *First charge facilities: Serial Bonds*

The RM450 million overdraft and revolving credit facilities are secured by first charges over 355,380,000 RHB Capital Shares and approximately 40 million RHB Capital Warrants. These borrowings will, following the partial repayment mentioned above, be restructured into the Serial Bonds totalling RM360 million, secured by a charge over RHB Capital Shares at a proposed security coverage ratio of 1.67 times with maturities of up to seven years. It is proposed that the Serial Bonds will be repaid on an annual basis starting in the second year. The interest rate of the Serial Bonds will be determined according to the prevailing market conditions at the time of issue.

(2) *Second charge facilities:*

The RM591 million revolving credit facilities which are provided to RHB based on stand-by letters of credit issued by the relevant guarantor banks, which are, in turn, secured by second charges over 355,380,000 RHB Capital Shares will, following the partial repayment mentioned above, be restructured into two tranches of borrowings:

(i) *Bank Guaranteed Bonds:*

Stand-by letters of credit amounting to RM200 million are proposed to be restructured as bank guarantees to be divided between the relevant guarantor banks on a pro rata basis pursuant to the issuance of RM200 million nominal value Bank Guaranteed Bonds with new detachable RHB warrants. The warrants will be issued by RHB and entitle those holders to purchase new RHB shares at an exercise price to be determined. The total proceeds of RM200 million to be raised from the issue of the Bank Guaranteed Bonds and new detachable warrants will substitute the funding currently obtained by RHB secured by the stand-by letters of credit. The proposed issuance of the new RHB warrants is intended to provide an additional means for RHB to raise funds in the future for the redemption of the Bank Guaranteed Bonds. The bank guarantees to be provided by the relevant guarantor banks on a pro rata basis will be secured by way of a first charge on RHB Capital Shares with a proposed security coverage ratio of 1.67 times.

The following table sets out the indicative commercial terms of the Bank Guaranteed Bonds:

	Indicative commercial terms
Issuer	RHB
Issue	RM200,000,000 nominal value secured bank guaranteed bonds with detachable warrants
Maturity	Five years
Coupon	To be determined, depending on prevailing market conditions at the time of issue
Guarantor	Unconditionally guaranteed by each of the relevant guarantor banks on a pro rata basis
Repayment ...	Bullet on final maturity
Sinking fund ..	Proposed sinking fund requirements: End of year 2: RM10 million; End of year 3: RM20 million; End of year 4: RM20 million;

(ii) *Revolving Credit Facility:*

The remainder of the revolving credit facilities (of approximately RM281 million) are proposed to be restructured into a new revolving credit facility guaranteed by stand-by letters of credit to be issued proportionately by the existing lending banks, which will, in turn, be secured by a first charge over RHB Capital Shares with a proposed security coverage ratio of 1.67 times.

The following table sets out indicative commercial terms of the Revolving Credit Facility:

	Indicative commercial terms
Borrower	RHB
Facility	Revolving credit facility
Amount	Approximately RM281,000,000
Term	Three years
Interest rate per annum	To be determined based on the prevailing market interest rates at each rollover date of the Revolving Credit Facility
Repayment	Proposed repayments of RM100 million, RM90 million and the outstanding balance, at the end of the 1st, 2nd and 3rd years, respectively, depending on the availability of funds

Vision City Loan

The Vision City Loan was taken by RHB in 1998 to finance the development of the Vision City Property project by RHB-Daewoo. The project is comprised of four multi-storey office blocks, a six-storey retail complex and entertainment centre and a 28-storey luxury apartment block. To date, three office blocks have been completed (in January 1999, August 2000 and April 2001 respectively). The retail complex is approximately 64.0% complete and the works on the fourth office block and the luxury apartment block have been deferred. The Vision City Loan is secured by a charge over the Vision City Property and is due to be repaid in February 2003. Two out of the three completed office blocks were disposed of in November 1996 and February 2000, and the proceeds were used in part to meet the development costs incurred for the project and in part to repay part of the Vision City Loan. RHB-Daewoo intends to sell the remainder of the project (including the completed third office tower) and use part of the disposal proceeds to repay the inter-company loan due to RHB, which RHB, in turn, will use to repay the remainder of the Vision City Loan.

Inter-company borrowings

As at 31 December 2001, RHB had unsecured liabilities of approximately RM591 million due to RHB Capital and approximately RM12 million to other RHB Group companies. There are no specific repayment terms for these borrowings and, therefore, no restructuring of these borrowings is proposed.

The Bonds

RHB is proposing to restructure the Bonds by replacing them with the New Securities. See "The Bond Restructuring" and "Summary of proposed key terms and conditions of the New Securities".

THE BOND RESTRUCTURING

Amendment of the Bonds

Subject to the adoption of the Extraordinary Resolution at the Bondholders' Meeting, the Conditions of the Bonds will be amended as follows:

(1) to provide that the right of Bondholders, arising on 30 June 2002, to cause RHB to redeem Bonds held by any such Bondholder (as provided for in Condition 8(C) of the Bonds) (the "*Put Option*") will be modified in the following manner:

(i) subject to (ii) below, Bondholders' right to exercise the Put Option will be postponed until either the Long-Stop Date or the Failure Date (each as described below) occurs. The rights of any Bondholders who have, at the date of the Bondholders' Meeting, served notice to exercise their Put Options to be paid the Accreted Value of their Bonds on 30 June 2002, will be cancelled;

(ii) if the Effective Date occurs on or before the Long-Stop Date, then all rights of Bondholders to exercise the Put Option will be cancelled forthwith;

(iii) if the Put Option becomes exercisable (either on the Long-Stop Date or the Failure Date), RHB will notify Bondholders that the period in which Bondholders must deposit a certificate and notice of redemption with any Agent (all as more particularly described in Condition 8(C) of the Bonds) has commenced and that it will expire 30 days thereafter. 15 days after the expiry of such period, RHB will be required to redeem such Bonds at such amount as will cause the Bonds to provide a yield to Bondholders (including interest paid and accrued) from 26 June 1997 to the date of redemption of 7.05% per annum, calculated on a semi-annual basis;

(iv) "Long-Stop Date" will mean 31 December 2002 or such later date as may be agreed by RHB and the Trustee; and

(v) "Failure Date" will mean a date arising before the Long-Stop Date, as declared by RHB, on which RHB acknowledges in writing to the Trustee that the Conditions Precedent have not been satisfied, and will not be satisfied before the Long-Stop Date.

(2) to provide that, if the Effective Date occurs before 31 December 2002, but the Closing Date has not occurred by that date, the interest that will have accrued in respect of the period up to and excluding the Interest Payment Date falling on 31 December 2002 shall be paid at the rate of 2.65184% per annum payable semi-annually on the principal amount of the Bonds outstanding. If the Closing Date occurs before 31 December 2002, interest due on the Interest Payment Date arising on 31 December 2002 will be paid in accordance with the terms and conditions of the New Bonds.

Conditions Precedent and the Effective Date

The Supplemental Trust Deed that will amend the Conditions of the Bonds will also provide that Bondholders will become entitled to the New Securities on the Effective Date. The Effective Date will be the date on which RHB notifies Bondholders that the Conditions Precedent have been satisfied. The Conditions Precedent will be:

(1) that RHB Bank has completed the acquisition of Bank Utama and, accordingly:

(i) that UBG has delivered to RHB Bank valid and registrable instruments of transfer duly executed in favour of RHB Bank or its nominee or nominees as will be directed by RHB Bank in respect of the 800 million ordinary shares in Bank Utama registered in the name of UBG and including all those shares so constituted following any consolidation, sub-division, bonus or other capital reorganisation by Bank Utama;

(ii) that RHB has settled on behalf of RHB Bank the consideration due to UBG, being two times the adjusted net tangible asset value of Bank Utama as at the last day of the calendar month preceding the fulfillment of all the conditions precedent to such sale and purchase; and

(iii) that RHB has made an announcement to the KLSE that RHB Bank has completed the acquisition of Bank Utama;

(2) that RHB holds or will hold a sufficient number of RHB Capital Shares to enable it to transfer, as soon as reasonably practicable and in any event within 28 days of the Closing Date (or such longer time as the Trustee may allow), the Relevant Shares to the Security Trustee to constitute the New Bond Security;

(3) that RHB has restructured the Secured Short-Term Borrowings substantially in the manner set out below:

(i) by the repayment of a total of RM200 million in cash towards the Secured Short-Term Borrowings and then restructured the remainder into:

(a) RM360 million secured serial bonds or term loan with maturities of up to seven years;

(b) RM200 million bonds guaranteed by banks whose obligations are secured with a maturity of five years; and

(c) approximately RM281 million secured revolving credit facility with a term of up to three years; or

(ii) in a manner that the Trustee agrees is not materially prejudicial to Bondholders;

(4) that RHB has completed the restructuring of the RM Bonds by exchanging them with unsecured, subordinated debt issued by RHB Bank, or in a manner that the Trustee agrees is not materially prejudicial to Bondholders;

(5) that RHB has obtained all the relevant approvals, authorisations and consents necessary for RHB to implement the Bond Restructuring and the issue of the New Securities including, but not limited to, approvals to list the New Bonds on the Luxembourg Stock Exchange and to list the New Warrants on the KLSE (or such other stock exchanges as may be approved by the Trustee) and that none of the conditions to such approvals, authorisations and consents (if any) are materially prejudicial to Bondholders.

Issue of New Securities

On the Effective Date, Bondholders will become entitled to receive the New Securities in exchange for their Bonds. During the Settlement Period, which will commence on the day following the Effective Date and end on the Cut-off Date, Bondholders will be invited to return a Letter of Transmittal to the Settlement Agent.

On the Closing Date, RHB will issue New Bonds to Qualifying Holders and Bonds held by Qualifying Holders will be cancelled. On the Closing Date, New Warrants, and New Bonds to which Non-Qualifying Holders would otherwise have been entitled to, will be issued by RHB to the Settlement Agent, as agent for Bondholders.

On the Warrant Transfer Date, the Settlement Agent will transfer New Warrants to Qualifying Holders. On and following the Warrant Transfer Date, the Settlement Agent will sell the New Securities to which Non-Qualifying Holders would otherwise have been entitled and transfer the net proceeds of sale thereof to such Non-Qualifying Holders, pro rata, once all such net proceeds of sale of such New Securities have been received by the Settlement Agent. On receipt of such net proceeds of sale, Bonds held by Non-Qualifying Holders will be cancelled. See "Bond Restructuring procedures".

The New Securities, which will consist of New Bonds and New Warrants, will be issued to Bondholders in the following amounts:

New Bonds

For each US$1,000 principal amount of Bonds held by a Bondholder, US$1,325.92 principal amount of New Bonds will be issued by RHB. The aggregate entitlement of each Bondholder to New Bonds will be issued in minimum denominations of US$1,000 each and integral multiples in excess thereof.

Fractional entitlements of Bondholders to New Bonds will be rounded up to the nearest US$1,000. See "Summary of proposed key terms and conditions of the New Bonds".

New Warrants

New Warrants will be issued to Bondholders in units of one New Warrant for the right to purchase one ordinary RHB Capital Share from RHB. The initial number of New Warrants to be issued will equal the aggregate number of New Warrants issued to all Bondholders, where each Bondholders' entitlement will be calculated as follows:

$$\frac{(p \times R)}{E} = W,$$

where p = the aggregate principal amount of the entitlement of a Bondholder to New Bonds (without rounding);

R = the Reference Rate as at the date of the Bondholders' Meeting;

E = the Exercise Price; and

W = the total number of New Warrants to be issued to a Bondholder.

Fractional entitlements of Bondholders to New Warrants on issue will be rounded up to the nearest whole number of New Warrants. See "Summary of proposed key terms and conditions of the New Warrants".

Interest

The interest that will fall due on the Bonds for the Interest Payment Date falling on 30 June 2002 (relating to the period from 1 January 2002 to, but excluding, 30 June 2002) will be paid by RHB in accordance with Conditions 4 and 9(C) of the Bonds.

The interest that will fall due on the Bonds on the Interest Payment Date falling on 31 December 2002 (relating to the period from 30 June 2002 to, but excluding, 31 December 2002) will be paid by RHB:

(1) If the Closing Date occurs on or before 31 December 2002, under the New Bonds at the rate of 2.0% per annum payable semi-annually on the New Principal Amount, and as if the New Bonds had been issued on 30 June 2002; or

(2) If the Effective Date occurs on or before 31 December 2002, but the Closing Date has not occurred on or before 31 December 2002, under the Conditions of the Bonds at the rate of 2.65184% per annum payable semi-annually on the principal amount of the Bonds outstanding. This figure has been calculated to give the same economic effect to Bondholders as if the increased interest rate and principal amount of the New Bonds had been the interest rate and principal amount of the Bonds from 30 June 2002 to, but excluding, 31 December 2002; or

(3) If the Effective Date has not occurred on or before 31 December 2002 (unless the Long-Stop Date has been extended to beyond 31 December 2002, in which case such interest will be paid in accordance with (2) above), at the rate currently provided for under the Bonds of 1.5% per annum payable semi-annually on the principal amount of the Bonds outstanding.

SUMMARY OF PROPOSED KEY TERMS AND CONDITIONS OF THE NEW SECURITIES

SUMMARY OF PROPOSED KEY TERMS AND CONDITIONS OF THE NEW BONDS

The following is a summary of the proposed key terms of the New Bonds. This summary is subject to the full text of the terms and conditions of the New Bonds, the New Trust Deed and the other documents relating to the New Bonds.

The New Bonds	An aggregate principal amount of approximately US$265,184,000, adjusted to give effect to individual Bondholders' fractional entitlements, of 2.0%, stepping-up to 4.0% in 2005, bonds due 2007. The New Bonds will be issued in connection with the Bond Restructuring to the Bondholders in reliance on Rule 802 and pursuant to "private placement" exemptions provided under the laws of other Relevant Jurisdictions. See "Important Notice".
Issue Date	The New Bonds will be issued on the Closing Date.
Maturity Date..................	30 June 2007.
Issuer........................	RHB.
Interest	The New Bonds will bear interest at a rate of 2.0% per annum payable semi-annually in arrear on 30 June and 31 December of each year (each an "Interest Payment Date") until the Interest Payment Date falling on 30 June 2005. Thereafter, the New Bonds will bear interest at 4.0% per annum payable semi-annually in arrear until the Maturity Date. If the Issue Date is on or before 31 December 2002, the first interest payment will be made on 31 December 2002 in respect of the period from and including 30 June 2002 to but excluding 31 December 2002, and if the Issue Date is after 31 December 2002, the first interest payment will be made on the Interest Payment Date falling on 30 June 2003 in respect of the period from and including 31 December 2002 to but excluding 30 June 2003 (and in the latter case interest will not be paid with respect to any period prior to 31 December 2002). See "The Bond Restructuring-Interest". Interest, if required to be calculated for a period of less than six months, will be calculated on the basis of a 360-day year consisting of 12 months of 30 days each and, in the case of an incomplete month, the number of days elapsed.
Status	The New Bonds will constitute secured obligations of RHB and will at all times rank pari passu without any preference or priority among themselves.
Denominations	The New Bonds will be issued in registered form in minimum denominations of US$1,000 each and integral multiples in excess thereof.
Redemption amount at maturity	Unless previously redeemed or repurchased and cancelled, the New Bonds will be redeemed at 125.440% of their principal amount on the Maturity Date, which represents the New Accreted Value (as defined below) on the Maturity Date. Where the Issue Date occurs on or before 31 December 2002, the "New Accreted Value" of a New Bond will be such amount, calculated by the New Calculation Agent, as will cause the New Bond to provide a yield to the holder of the New Bond (including interest

paid and accrued) from and including 30 June 2002 to but excluding the date of redemption or surrender for cancellation (as applicable), of 7.05% per annum, calculated on a semi-annual basis.

Where the Issue Date occurs after 31 December 2002, the "New Accreted Value" of a New Bond will be such amount, calculated by the New Calculation Agent, as will cause the New Bond to provide a yield to the holders of the New Bond (including interest paid and accrued) from and including 30 June 2002 to but excluding the date of redemption or surrender for cancellation (as applicable), of 7.05% per annum, calculated on a semi-annual basis, as if an interest payment equal to 2.0% per annum for the period from and including 30 June 2002 to but excluding 31 December 2002 had been made on 31 December 2002. See "The Bond Restructuring—Interest".

Interest in computing the New Accreted Value, if required to be calculated for a period of less than six months, will be calculated on the basis of a 360-day year consisting of 12 months of 30 days each, and in the case of an incomplete month, the number of days elapsed.

Redemption in the event of delisting ....

The New Bonds will be redeemed in the event the Relevant Shares cease to be listed on the KLSE or on such other stock exchange approved by the New Bond Trustee. In such event, RHB will, upon not less than 30 days' notice to holders of New Bonds (such notice to be given as soon as RHB becomes aware that the Relevant Shares have ceased or will cease to be listed), forthwith redeem all outstanding New Bonds at their New Accreted Value.

Mandatory redemption from Available Redemption Funds .....

Provided that there has been no acceleration of the New Bonds, if there are Available Redemption Funds (as defined below), on the date falling one calendar month before an Interest Payment Date (each an "Issuer Report Date"), RHB will apply the Available Redemption Funds to redeem the New Bonds on such Interest Payment Date on a pro rata basis at their New Accreted Value. In such an event, RHB will give notice no later than three business days from the Issuer Report Date, to the New Bond Trustee and the New Principal Paying Agent, specifying the amount to be redeemed.

"Available Redemption Funds" means, on any Issuer Report Date, the aggregate amount standing to the credit of the Cash Accounts (see "New Bond Security" below) provided such amount equals or exceeds the lesser of (i) 5.0% of the New Accreted Value of the New Bonds outstanding as at the relevant Issuer Report Date or (ii) US$10 million.

Redemption at the option of holders of New Bonds ....

RHB will, at the option of any holder of a New Bond, redeem such New Bond at the New Accreted Value on the following Interest Payment Date if at any time after 30 June 2005, the number of New Warrants outstanding falls below 25.0% of the number of New Warrants issued on the Issue Date. RHB will notify the holders of New Bonds upon the number of New Warrants outstanding falling below 25.0% and the option may be exercised no later than 60 days after the date of such notice. To exercise this option the holder of New Bonds must deposit the certificate issued in respect of any such New Bond with any New Paying Agent together with a duly completed redemption notice in the form obtainable from any of the New Paying

	Agents, not less than 60 days prior to the relevant Interest Payment Date. A holder of New Bonds may not require RHB to redeem any New Bonds if RHB has given notice of redemption for any reason other than mandatory redemption from Available Redemption Funds on or prior to the date of deposit of the certificate and notice of redemption. No certificate so deposited may be withdrawn (except as provided in the New Agency Agreement) without the prior consent of RHB.
Redemption at the option of RHB . . .	If at any time, the aggregate principal amount of the New Bonds then outstanding is less than 10.0% of the aggregate principal amount of the New Bonds on the Issue Date, RHB may, on giving not more than 60 days' nor less than 30 days' notice to the holders of the New Bonds, redeem, in whole but not in part, the outstanding New Bonds at the New Accreted Value on any Interest Payment Date, provided that there has been no acceleration of the New Bonds.
Tax redemption	The New Bonds may be redeemed at the option of RHB, in whole but not in part, at the New Accreted Value on the date of redemption, if, as a result of certain changes in the laws or regulations affecting Malaysian taxes, RHB becomes obligated to pay additional amounts in respect of such taxes, provided that RHB will not be entitled to redeem the New Bonds unless, in the case of payments of interest or premium, the relevant withholding or deduction giving rise to an obligation to pay additional amounts exceeds a rate of 15.0%.
Redemption / cancellation on exercise of New Warrants	RHB will issue New Warrants, each of which when exercised will entitle the holder thereof to purchase one Relevant Share at the Exercise Price. See "Summary of proposed key terms and conditions of New Warrants". On the exercise of New Warrants from time to time, all or part of the aggregate Exercise Price may be met by the surrender for cancellation of New Bonds. In such event, the Security Trustee will release the requisite number of Relevant Shares from the Relevant Shares Account (as defined below) to the relevant holder's CDS account or as the relevant holder may direct, and RHB will cancel the New Bonds surrendered. Where New Bonds have been surrendered and the New Accreted Value (as at the date of exercise of the New Warrants) of such New Bonds exceeds the aggregate Exercise Price, RHB will not be required to refund the difference.
New Trust Deed	The New Bonds will be issued under the New Trust Deed, to be dated on or before the Closing Date, between RHB and the New Bond Trustee.
New Bond Trustee	JPMorgan Chase Bank, London Branch.
New Bond Security	New Bond Security will be created pursuant to, and on the terms set out in, a Deed of Charge to be dated on or before the Closing Date (the "Deed of Charge"). The New Trust Deed will contain provisions regulating the priority of application of amounts forming part of the New Bond Security which will be applied towards payment of amounts due to the holders of New Bonds after payment of, among others, fees, indemnity payments and any costs, charges, liabilities and expenses incurred by the New Bond Trustee, the Security Trustee, New Principal Paying Agent and other agents.

The New Bond Security will include the following:

(a) a first fixed charge in favour of the Security Trustee of RHB's right, title, interest and benefit, present and future, in and to the Relevant Shares from time to time standing to the credit of the securities account to be opened and maintained by the Security Trustee into which Relevant Shares will be credited or such other account to be determined by RHB and the Security Trustee (the "Relevant Shares Account"); and

(b) a first fixed charge/an absolute assignment by way of security in favour of the Security Trustee of RHB's right, title, interest and benefit, present and future, in and to all sums of money from time to time standing to the credit of the RM Cash Account and the US Dollar Cash Account (together the "Cash Accounts")

to be set out in more detail in the Deed of Charge.

Cash proceeds from the exercise of New Warrants will be transferred to the RM Cash Account and will thereafter be converted to US Dollars by the Security Trustee at the prevailing exchange rate on the date of conversion before being transferred to the US Dollar Cash Account and will constitute New Bond Security along with any remaining Relevant Shares.

The right to receive cash dividends and to exercise voting rights derived from the Relevant Shares will not comprise part of the New Bond Security and will continue to vest in, or accrue to, RHB, subject to there having been no enforcement of the New Bond Security.

Relevant Shares . . . . Fully paid ordinary shares of RHB Capital with a par value of RM1.00. The initial aggregate number of Relevant Shares which will be subject to the New Bond Security will be fixed in accordance with the following calculation:

$$\frac{(P \times R)}{A} = S$$

where:

P = the aggregate principal amount of the New Bonds;

R = the Reference Rate at the date of the Bondholders' Meeting;

A = the average Trading Price of RHB Capital Shares on the KLSE for each of the Trading Days during the immediately preceding period of 30 days ending on the day before the Bondholders' Meeting.

S = the initial number of Relevant Shares which will be subject to the New Bond Security rounded up to the nearest whole number.

The number of Relevant Shares which will be subject to the New Bond Security will be adjusted following among other things, subdivision or consolidation of RHB Capital Shares and other dilutive events. Within 20 Trading Days of such adjustment (which will be made in a similar manner to the adjustments provided for in the same circumstances under the terms of the New Warrants), RHB will transfer the requisite number of Relevant Shares to the Relevant Shares Account. See "Summary of proposed key terms and conditions of New Warrants".

Security Trustee . . . . To be appointed.

Withholding tax	Any interest payable on the New Bonds will be subject to withholding tax in Malaysia, which is currently equal to 15.0% of the gross amount of the interest. RHB will (subject to customary exceptions) pay such additional amounts as will result in the receipt by the holders of New Bonds of the net amounts after such withholding or deduction, equal to the amounts which would otherwise have been receivable by them had no such withholding or deduction been required.
Restrictive covenant	Save with prior approval of the holders of New Bonds by way of an ordinary resolution of holders in accordance with the New Trust Deed and save for any such acquisition(s) or capital expenditure(s) financed in whole by an equity injection into RHB, RHB will agree not to make any acquisition or incur any capital expenditure in excess of RM50 million, or to make any series of acquisitions or capital expenditures exceeding an aggregate amount of RM100 million in any financial year. RHB will provide the New Bond Trustee with its audited annual financial statements (including balance sheet, profit and loss and cashflow statements) as soon as they become publicly available (together with the related auditors' report).
Events of default	The following events will constitute events of default and will permit the acceleration of the New Bonds in accordance with the New Trust Deed, subject to applicable grace periods and materiality thresholds: (i) Failure to pay any amounts due under the New Bonds; (ii) Failure to comply with any other obligations under the New Bonds, New Trust Deed or Deed of Charge; (iii) Cross-default of certain obligations by RHB or any Principal Subsidiary (to be defined in the New Trust Deed, which shall include RHB Capital); (iv) Distress, attachment, execution or other legal process against all or part of the assets of RHB or any Principal Subsidiary; (v) RHB or any Principal Subsidiary is insolvent or bankrupt; (vi) An order is made (and not stayed) or an effective resolution passed for the winding up or dissolution of RHB or any Principal Subsidiary or there is a cessation of business by RHB or any Principal Subsidiary (save in certain limited circumstances); (vii) Expropriation or nationalisation of assets of RHB or any Principal Subsidiary; (viii) The appointment of a receiver over all or part of the assets of RHB or any Principal Subsidiary; (ix) Commencement of administration, insolvency or bankruptcy proceedings against RHB or any Principal Subsidiary; (x) Non-fulfilment of any action to make the New Bonds, the New Trust Deed or the Deed of Charge enforceable or admissible in evidence; (xi) Performance by RHB of the terms of the New Bonds, the New Trust Deed or the Deed of Charge is or will become unlawful; and (xii) Any analogous event under the laws of any relevant jurisdiction.

	The full text of the events of default will be substantially identical to those contained in the Trust Deed for the Bonds. See also "Enforcement".
Enforcement	At any time after the New Bonds shall have become due and payable, the New Bond Trustee may, in its sole discretion and without further notice, commence such proceedings against RHB, as it may think fit, to enforce repayment of the New Bonds at their New Accreted Value and the Security Trustee may, in its sole discretion and without further notice, take such steps, as it may think fit to enforce the New Bond Security, but neither of them shall be bound to commence any such proceedings or take such steps unless (a) it shall have been so directed by an Extraordinary Resolution of the holders of New Bonds or so requested in writing by the holders of at least one-quarter in principal amount of the New Bonds then outstanding, and (b) it shall have been indemnified to its satisfaction. No holder of New Bonds shall be entitled to proceed directly against RHB unless the New Bond Trustee or the Security Trustee, having become bound so to proceed, fails to do so within a reasonable period and such failure shall be continuing.
Form of New Bonds	The New Bonds will be represented by one or more global certificates. Interests in the New Bonds evidenced by global certificates will be shown on, and transfers thereof will be effected only through, records maintained by Euroclear and Clearstream and their direct and indirect participants. Except in certain circumstances, definitive certificates with respect to New Bonds will not be issued in exchange for global certificates.
Substitution	The New Bond Trustee may agree to the substitution of any other company in the place of RHB as principal debtor under the New Bonds and the New Trust Deed on terms satisfactory to the New Bond Trustee. Such agreement will be subject to certain conditions, as referred to in the New Trust Deed, including receipt by the New Bond Trustee of certain opinions of counsel in relevant jurisdictions, an unconditional and irrevocable guarantee in respect of the New Bonds by RHB and appropriate amendments to these conditions, including the provisions relating to redemption of the New Bonds in the event of the imposition of withholding taxes in each relevant jurisdiction.
Other parties	JPMorgan Chase Bank, London Branch will act as New Principal Paying Agent, New Transfer Agent, New Calculation Agent and Registrar.
Listing and trading	RHB intends to apply for a primary listing of the New Bonds on the Luxembourg Stock Exchange and for a secondary listing of the New Bonds on the Labuan International Financial Exchange.
Transfer restrictions	The New Bonds will be issued in reliance on the exemption from registration provided by Rule 802 and pursuant to "private placement" exemptions provided under the laws of other Relevant Jurisdictions. See "Important Notice". The New Bonds issued to Bondholders will be "restricted securities" within the meaning of Rule 144(a)(3) under the US Securities Act to the same extent and proportion that the Bonds held by such Bondholders were restricted securities and may not be offered, sold or otherwise transferred except in compliance with Rule 145(d) under the US Securities Act and in accordance with the applicable securities laws of other Relevant

	Jurisdictions. If in doubt, holders of the New Bonds should consult their own professional advisors with respect to any offer, sale or transfer of the New Bonds.
Governing law	The New Bonds, the New Trust Deed and the New Agency Agreement with respect to the New Bonds will be governed by, and construed in accordance with, English law. The Deed of Charge will be governed by, and construed in accordance with Malaysian law.

SUMMARY OF PROPOSED KEY TERMS AND CONDITIONS OF THE NEW WARRANTS

The following is a summary of the proposed key terms of the New Warrants which are subject to the approval of the Securities Commission. This summary is subject to the full text of the terms and conditions of the New Warrants and the New Warrant Trust Deed constituting the New Warrants and the other documents relating to the New Warrants.

Issuer .... RHB.

The New Warrants .... RHB Warrants 2002/2007 each of which when exercised will entitle the holder thereof to purchase from RHB one Relevant Share at the Exercise Price (defined below), which is subject to adjustment for certain events summarised below (the "Exercise Right"). The New Warrants will be separate instruments from the New Bonds and will be issued in connection with the Bond Restructuring in reliance on Rule 802 and "private placement" exemptions provided under the laws of other Relevant Jurisdictions. See "Important Notice".

Initial number of New Warrants .... The initial number of New Warrants to be issued will equal the aggregate number of New Warrants issued to all the Bondholders, where each Bondholder's entitlement will be calculated as follows:

$$\frac{(p \times R)}{E} = W$$

where:

p = the aggregate principal amount of the entitlement of a Bondholder to New Bonds (without rounding);

R = the Reference Rate as at the date of the Bondholders' Meeting;

E = the Exercise Price; and

W = the initial total number of New Warrants to be issued to a Bondholder. Fractional entitlements of Bondholders to New Warrants on issue will be rounded up to the nearest whole number of New Warrants.

Exercise Price .... The price per Relevant Share to be set prior to the Bondholders' Meeting, in Malaysian Ringgit, equal to 125.0% of the average Trading Price of RHB Capital Shares on KLSE for each of the Trading Days during the immediately preceding period of 30 days and ending on the day before the Bondholders' Meeting, subject to the approval of the Securities Commission and to any adjustment as described below.

Adjustment of Exercise Price and number of New Warrants .... The Exercise Price and the number of New Warrants will be adjusted for any of the following events:

(i) an alteration of the nominal amount of RHB Capital Shares by reason of consolidation, subdivision or conversion; or

(ii) issue of shares by RHB Capital by way of capitalisation of profits or reserves (other than RHB Capital Shares paid up out of distributable profits or reserves and/or share premium account issued in lieu of the whole or any part of a cash dividend, being a dividend which would not have constituted a capital distribution); or

(iii) capital distribution by RHB Capital; or

(iv) an offer or invitation by way of rights to acquire or subscribe for RHB Capital Shares at less than 90.0% of the Current Market Price (as defined below) per share; or

(v) an offer or invitation by way of rights to acquire or subscribe for securities convertible into RHB Capital Shares or rights to acquire or subscribe for RHB Capital Shares at less than 90.0% of the Current Market Price per share; or

(vi) an issue (other than pursuant to a rights issue requiring an adjustment under (iv) or (v) above) of RHB Capital Shares or securities convertible into RHB Capital Shares or rights to acquire or subscribe for RHB Capital Shares at less than 90.0% of the Current Market Price per share.

"Current Market Price" means in relation to each RHB Capital Share for any relevant day the average Trading Price for each RHB Capital Share for the five consecutive Trading Days before the relevant price fixing date.

The provisions of paragraphs (ii), (iii), (iv), (v) and (vi) above shall not apply in respect:

(a) an issue of RHB Capital Shares upon the exercise of any conversion rights attached to securities convertible into RHB Capital Shares or upon exercise of any other rights to acquire or subscribe for RHB Capital Shares; or

(b) an issue by RHB Capital of RHB Capital Shares or securities convertible into RHB Capital Shares or rights to acquire or subscribe for RHB Capital Shares to officers, including directors, or employees of RHB Capital or any of its subsidiaries pursuant to purchase or option schemes approved by shareholders in general meeting; or

(c) an issue by RHB Capital of RHB Capital Shares or securities convertible into RHB Capital Shares or the issue by any of its subsidiaries of securities convertible into RHB Capital Shares in consideration or part consideration for any other securities or any assets, business or undertaking; or

(d) an issue of shares or other securities to comply with any regulatory requirements.

Any adjustment to the Exercise Price will be rounded down to the nearest one sen. No adjustment will be made to the Exercise Price in which the amount by which the same would be reduced would be less than one sen and any adjustment which would otherwise be required will not be carried forward. Any adjustment to the number of New Warrants will be rounded down to the nearest whole New Warrant.

Subject to the terms of the New Warrant Trust Deed, RHB will credit or debit the relevant holder's account, as soon as reasonably practicable after the effective date of such adjustment and in any event within 20 Trading Days thereof.

New Warrant Trust Deed .... The New Warrants will be constituted under a New Warrant Trust Deed to be dated on or before the Closing Date.

Warrant Trustee .... Pursuant to the New Warrant Trust Deed, RHB will appoint a warrant trustee for the benefit of the holders of the New Warrants.

Conversion Agent and Warrant Registrar .... RHB will appoint a Conversion Agent and a Warrant Registrar pursuant to relevant agreements to be entered into on or before the Closing Date.

Expiration Date	15 June 2007, subject to the approval of the Securities Commission.
Exercise Period	The period beginning 60 days after the issue date of the New Warrants to and ending on the Expiration Date.
Payment of Exercise Price	In order to exercise one or more New Warrant(s), holders of New Warrants must pay the aggregate Exercise Price at the time of exercise, in the following manner: (i) by cash or by certified or official bank cheque or by wire transfer in Malaysian Ringgit ("Deposited Cash"), such payment to be made free of any foreign exchange commissions, remittance charges or other deductions; or (ii) by delivering for cancellation, New Bonds having an aggregate New Accreted Value which equals or exceeds the aggregate Exercise Price, at the Reference Rate on the day prior to the exercise date (the "Deposited Bonds"); or (iii) by a combination of Deposited Cash and Deposited Bonds, of an aggregate amount (in the case of Deposited Cash) and an aggregate New Accreted Value (in the case of Deposited Bonds) which together equals the aggregate Exercise Price; in each case, in compliance with the requirements of the exercise form to be set out in the New Warrant Trust Deed and the terms and conditions of the New Warrants. Where New Bonds have been surrendered, the aggregate New Accreted Value (as at the date of exercise of the New Warrants) of such New Bonds exceeds the aggregate Exercise Price, RHB will not be required to refund the difference.
Listing and trading	Application will be made to list the New Warrants on the KLSE.
Proceeds of New Warrants exercise . .	Under the terms of the New Bonds, the cash proceeds, if any (where all or part of the aggregate Exercise Price is paid by Deposited Cash), from the exercise of the New Warrants will initially be deposited into the RM Cash Account and then converted to US Dollars by the Security Trustee at the prevailing exchange rate on the date of such conversion and transferred to the US Dollar Cash Account. The New Bonds surrendered, if any (where all or part of the aggregate Exercise Price is paid by Deposited Bonds), upon exercise of New Warrants will be deposited into a securities account of the Conversion Agent pending cancellation. Upon payment of the aggregate Exercise Price and notification by the Conversion Agent of fulfilment of the preconditions to exercise of the New Warrants, the Security Trustee will release the requisite number of Relevant Shares for delivery or transfer to the relevant holder's CDS account or to such other CDS account as the relevant holder may direct, and the Deposited Bonds will be cancelled.
Cash settlement	If RHB is unable to satisfy the Exercise Right in respect of any New Warrant exercised, by the delivery of a RHB Capital Share, RHB will notify the relevant holder of the New Warrant accordingly and will deliver to the relevant holder of the New Warrant an amount of cash equal to the value of the Relevant Share, which shall be the higher of the amounts set out below as soon as is practicable and not later than 10 business days from the exercise of such Exercise Right:

(a) the average of the closing prices of RHB Capital Shares (derived from the daily diary of the KLSE, subject to any adjustment as may be necessary to such closing prices to reflect any capitalisation, rights issue, distribution or the like) during the 30 Trading Days prior to and including the Trading Day immediately before the relevant exercise date, and

(b) the closing price of such shares on the Trading Day immediately before the exercise date.

Custodial arrangements	If all the New Bonds are redeemed or cancelled before the Maturity Date as defined in the "Summary of proposed key terms and conditions of the New Bonds", Relevant Shares equalling the number of New Warrants then outstanding will be transferred from the Relevant Shares Account and deposited with or held by or on behalf of a custodian to be appointed by RHB as custodian for RHB.
Form of New Warrants	The New Warrants will be issued in registered form and prescribed under CDS and maintained by Malaysian Central Depository Sdn Bhd ("MCD"). The register of holders of New Warrants will be maintained by the Warrant Registrar. The New Warrants will be represented by a global/jumbo certificate which will be issued to Malaysian Central Depository Nominees Sdn Bhd, who will hold the same as bare trustee on behalf of the holders of New Warrants, and deposited with the CDS. The holders of New Warrants will not be entitled to any physical warrant certificate. The holder of New Warrants may transfer the New Warrants in the manner prescribed under the Malaysian Securities Industry (Central Depositories) Act 1991 and the Rules of MCD subject always to the "Transfer restrictions on the New Warrants" summarised below.
Transfer Restrictions on the New Warrants	The New Warrants will be issued in reliance on the exemption from registration provided by Rule 802 and pursuant to "private placement" exemptions provided under the laws of other Relevant Jurisdictions. See "Important Notice". The New Warrants issued to Bondholders will be "restricted securities" within the meaning of Rule 144(a)(3) under the US Securities Act to the same extent and proportion that the Bonds held by such Bondholders were restricted securities and may not be offered, sold or otherwise transferred except in compliance with Rule 145(d) under the US Securities Act and in accordance with the applicable securities laws of other Relevant Jurisdictions. If in doubt, Bondholders should consult their own professional advisors with respect to any offer, sale or transfer of the New Warrants.
Certification upon exercise of the New Warrants	Upon exercise of the New Warrants, each holder of New Warrants will be required to certify in the form set out in the New Warrant Trust Deed that it is either (i) a qualified institutional buyer or (ii) a non-US person (as defined under Regulation S) acquiring the Relevant Shares in an offshore transaction.
Transfer restrictions on the Relevant Shares	The Relevant Shares may not be offered, sold or otherwise transferred except (A)(i) to a person whom the seller reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A, (ii) in an offshore transaction as defined in, and in accordance with, with Regulation S or (iii) pursuant to an exemption

	from registration under the US Securities Act provided by Rule 144 thereunder (if available) and (B) in accordance with all applicable securities laws of any Relevant Jurisdiction.
Governing law	The New Warrant Trust Deed and the New Warrants will be governed by, and construed in accordance with Malaysian law.

ADVANTAGES OF THE BOND RESTRUCTURING

If the Bond Restructuring is approved by Bondholders and becomes effective following the occurrence of the Effective Date, RHB believes that Bondholders will receive potential benefits from both the Proposed Group Restructuring Scheme and the Bond Restructuring.

Potential benefits of the Proposed Group Restructuring Scheme

RHB believes that the Proposed Group Restructuring Scheme will offer the following benefits:

(i) If the Proposed Group Restructuring Scheme is implemented, it is expected that the total borrowings of RHB will decrease by RM1.0 billion and that the issued share capital of RHB will increase following the issue of new ordinary shares as part consideration for the Proposed Voluntary Partial Offer. As a result, the capital structure of RHB will be significantly strengthened. If (i) RHB achieves its target shareholding level of 75.0% in RHB Capital Shares and RHB Capital Warrants after the Proposed Voluntary Partial Offer; and (ii) the new RHB shares issued as consideration for the Proposed Voluntary Partial Offer are issued at RM2.30 per share, RHB's debt-to-equity ratio is expected to decrease substantially from over 14 times as at 31 December 2001 (calculated by dividing RHB's total borrowings of RM3,560 million by RHB Group's consolidated shareholders' equity of RM248 million) to a pro forma debt-to-equity ratio of slightly over two times (calculated by dividing RHB's pro forma total borrowings of RM2,610 million by RHB Group's pro forma consolidated shareholders' equity of RM1,124 million).

(ii) The Secured Short-Term Borrowings will be partly repaid in cash and the remaining amount will be restructured into three long-term facilities with maturities of up to three, five and seven years respectively, significantly reducing the cash requirements of RHB in the short-term.

(iii) The Proposed Voluntary Partial Offer is intended to increase RHB's shareholding in RHB Capital from 55.4% to up to 75.0%. Upon implementation of the Proposed Group Restructuring Scheme, RHB Capital's main investments will be a 70.0% stake of the enlarged RHB Bank and a 100.0% stake of RHB Sakura. If the Proposed Voluntary Partial Offer results in such an increase in RHB's shareholding in RHB Capital, RHB will receive a larger proportion of the dividends paid by the RHB Capital Group.

(iv) RHB believes that the removal of various concerns following the implementation of the Proposed Group Restructuring Scheme, including the recapitalisation of RHB, the reduction of RHB's borrowings and the identity of its new major shareholder will improve the outlook for the share price of RHB Capital Shares and the credit rating of RHB and RHB Group.

(v) Following implementation of the Proposed Group Restructuring Scheme, RHB will have a new, financially stronger major shareholder (UBG).

(vi) RHB believes that the potential benefits of the Proposed Group Restructuring Scheme could have a positive effect on the market price of RHB Capital Shares. In recent years, RHB Capital Shares have been trading at a substantial discount to other major financial services groups in Malaysia. After removing a number of uncertainties, RHB believes that RHB Capital Shares may be traded more in line with other Malaysian financial services groups, leading to a material appreciation in the share price. The New Warrants will allow Bondholders to participate in any appreciation in the value of RHB Capital Shares.

(vii) RHB considers that the acquisition of Bank Utama by RHB Bank and the expansion and streamlining of the business of the RHB Sakura Group will have a number of positive effects on the business of RHB Group and therefore enhance both the financial standing of RHB and the share price of RHB Capital. Key benefits include:

- *Improved market position and enlarged presence*

  RHB considers that the proposed acquisition of Bank Utama and the subsequent merger of Bank Utama with RHB Bank will strengthen RHB Group's position as one of the largest domestic financial services groups in Malaysia. The market knowledge, branch network and customer base of Bank Utama in East Malaysia will provide RHB Bank greater access to one of the fastest growing and more profitable regions in Malaysia and strengthen its banking business particularly in the SMI and retail market. RHB considers that the enlarged RHB Bank will be better equipped to meet the challenges created by international competition entering the Malaysian market and the expected further liberalisation of the capital markets.

- *Creation of an investment banking group*

  The proposed acquisition and transfer of securities and securities related business entities will place all securities businesses within RHB Group under RHB Sakura, transforming RHB Sakura Group into an investment banking group, in line with the recommendations of the Financial Sector Masterplan. The reorganisation of RHB Group will help achieve a clear rationalisation and separation of RHB Group's financial services businesses under two distinct groupings, namely (1) commercial banking and other retail-based financial services under RHB Bank; and (2) investment banking services under RHB Sakura. RHB Group envisages that the streamlining exercises will bring about synergies and help to enhance the operational efficiencies and cashflow of the respective entities.

- *Operational synergies*

  RHB believes that there will be only minor duplication of resources following the merger of RHB Bank and Bank Utama. This means that the proposed merger will cause little disruption to the enlarged banking group's operations and help achieve synergies and operational efficiencies.

  RHB believes that the merger of Bank Utama and RHB Bank will enable the enlarged RHB Bank to cut certain costs by rationalising overlapping branches, potentially freeing up resources to open further branches in different areas. Certain administrative and overhead costs will also be reduced. See "Business of RHB Group".

Potential benefits of the Bond Restructuring

RHB believes that the terms of the Bond Restructuring will offer Bondholders the following benefits:

(i) The Accreted Value of each Bond as at 30 June 2002 will be reflected in full in the New Principal Amount of the New Bonds.

(ii) Whilst the Bonds are unsecured, RHB Capital Shares will be pledged as security for RHB's obligations under the New Bonds. The security cover ratio for the New Bonds at the date of the Bondholders' Meeting will be approximately 1.0 times (based on the average of the Trading Price of RHB Capital Shares on the KLSE for each of the Trading Days during the immediately preceding period of 30 days ending on the day before the date of the Bondholders' Meeting divided by the New Principal Amount of the New Bonds).

(iii) Annual interest payments made to Bondholders will increase from 1.5% under the Bonds to 2.0% in the first three years and stepping up to 4.0% in the following two years under the New Bonds. The interest paid under the New Bonds will be calculated on the New Principal Amount which is 32.6% larger than the principal amount of the Bonds.

(iv) The New Bonds will provide for a yield to maturity of 7.05% per annum (including interest accrued and paid and calculated on a semi-annual basis) over the five years from 30 June 2002. The New Accreted Value of the New Bonds at maturity will therefore be 125.440% of the New Principal Amount.

(v) After the third year, the holders of the New Bonds will have a one-time right to cause RHB to redeem the outstanding New Bonds at their New Accreted Value provided that the number of the New Warrants outstanding at such time is less than 25.0% of the number of the New Warrants issued on the Closing Date.

(vi) The Exercise Price of the New Warrants will be 125% of the average Trading Price of RHB Capital shares on the KLSE for each of the Trading Days during the immediately preceding period of 30 days ending on the day before the date of the Bondholders' Meeting. RHB expects the Exercise Price of the New Warrants to be substantially lower than the Exchange Price of the Bonds which (taking into account the Reference Rate as at 28 May 2002, the last practical date before the printing of this Explanatory Circular) is effectively RM15.47 per RHB Capital Share. The actual Exercise Price of the New Warrants will be announced to Bondholders at the Bondholders' Meeting. The Exercise Price of the New Warrants (assuming it is as low as RHB expects) will give Bondholders the opportunity to participate in an appreciation in value of RHB Capital Shares, including any appreciation arising as a result of the completion of RHB's debt restructuring and the Proposed Group Restructuring Scheme.

(vii) When exercising the New Warrants, Bondholders will have the option either to pay cash or use New Bonds at their New Accreted Value. This will give Bondholders the option to pay the Exercise Price with New Bonds if the market value of the New Bonds is less than their New Accreted Value at that time. Should Bondholders wish to retain the yield of their New Bonds, they may choose to pay the Exercise Price in cash.

(viii) As at 28 May 2002, the last practical date before the printing of this Explanatory Circular, there were approximately 195 million RHB Capital Warrants listed on the KLSE. The RHB Capital Warrants were issued by RHB Capital in December 1994 with an exercise price of RM5.40 per share and an expiration date in December 2004. For the period from the date of the Announcement on 20 March 2002 until 28 May 2002, the average daily trading price and daily trading volume of RHB Capital Warrants were RM0.54 per unit and approximately 1.2 million units per day, respectively.

RHB believes that the New Warrants should trade at a premium to RHB Capital Warrants due to (i) the expected lower Exercise Price of the New Warrants as compared to the exercise price of the RHB Capital Warrants; (ii) the later expiration date of the New Warrants (of June 2007 compared to December 2004 for the RHB Capital Warrants); and (iii) the fact that there will be no dilution of RHB Capital Shares upon the exercise of the New Warrants, unlike upon the exercise of RHB Capital Warrants which require the issue of new RHB Capital Shares. Bondholders will also be able to realise the value of the New Warrants by selling them for cash on the KLSE.

(ix) Bondholders may choose to hold both the New Bonds and the New Warrants, and then exercise the New Warrants, after the expiration of their 60-days lock-up period, and pay the aggregate Exercise Price by using the New Bonds at their New Accreted Value. Upon the exercise of the New Warrants, Bondholders will receive corresponding RHB Capital Shares. Bondholders could therefore liquidate their entire holding of the New Bonds into cash by selling the RHB Capital Shares, which are actively traded on the KLSE. From the date of the Announcement on 20 March 2002 until 28 May 2002, the daily trading volume of RHB Capital Shares ranged from 143,000 shares to 14.3 million shares, with an average of approximately 3.8 million shares per day.

Potential consequences if Bondholders do not support the Bond Restructuring

If Bondholders decide not to support the Bond Restructuring and, instead, choose to exercise the Put Option, for the reasons set out in "Summary of the proposed restructuring of RHB's borrowings", RHB will be unable to meet its repayment obligations and will therefore default under the Bonds. Such default would trigger cross-default provisions in other borrowings of RHB which would allow other creditors to demand acceleration of their loans. If this were to result in a liquidation of RHB, secured creditors would be likely to sell the securities pledged to them and have the first claim to the net proceeds of sale. Only if the value realised on a sale of a secured asset exceeded the debt owed to the creditors with security over it, would the remaining balance be available to unsecured creditors on a pro rata basis.

RHB's principal assets include 1,010 million RHB Capital Shares and 40 million RHB Capital Warrants. Certain lenders of the Secured Short-Term Borrowings have a first charge on 355 million RHB Capital Shares and 40 million RHB Capital Warrants, while the other lenders of the Secured Short-Term Borrowings have a second charge on the same shares. The holders of the RM Bonds have a first charge on 606 million RHB Capital Shares. The remaining 49 million RHB Capital Shares are not charged but are deposited with the custodian of the Bonds, pending the exercise of Bondholders' option to exchange the Bonds for RHB Capital Shares.

The following table sets out a hypothetical analysis of estimated recoveries upon a liquidation of RHB on 30 June 2002:

	Estimated recoveries assuming liquidation as at 30 June 2002
	RM (million) except %
Market value of secured assets(1)	2,203(2)
Total secured creditors settlement amount(3)	1,627
Balance secured assets	576
Market value of unsecured assets(4)	123(2)
Total assets available to unsecured creditors	699
Total unsecured creditors claims(5)	1,844
Percentage recovered for unsecured creditors	37.9%

Notes:

(1) The secured assets comprise the value of security charged with first charges made up of: (a) (i) an overdraft facility and a revolving credit facility; and (ii) two other revolving credit facilities, in respect of which RHB owes (i) RM315 million; and (ii) RM90 million and RM45 million respectively and has granted first charges of (i) 225 million RHB Capital Shares and 20 million RHB Capital

Warrants; and (ii) 85 million RHB Capital Shares, and 45 million RHB Capital Shares and 20 million RHB Capital Warrants, respectively; (b) the RM Bonds of RM800 million (secured by 606 million RHB Capital Shares); and (c) the Vision City Loan of RM138 million (market price of the secured asset (i.e. the Vision City Property) is not available). The second charge revolving credit facility of RM591 million is secured by 355 million RHB Capital Shares (already pledged in support of the overdraft and first charge revolving credit facilities mentioned above).

(2) The market value is based on the assumption that the prices of RHB Capital Shares, RHB Capital Warrants and RHB Sakura shares are RM2.27, RM0.55 and RM2.45, respectively. Such prices reflect the average market price of RHB Capital Shares, RHB Capital Warrants and RHB Sakura shares during the six months before the Announcement.

(3) Since the first charge and second charge secured facilities are secured by the same RHB Capital Shares, the first charge secured creditors are entitled to the net proceeds of sale of such assets before the second charge creditors. The balance of the claim (if any) of the secured second charge holders will be treated as an unsecured claim. For the purposes of the liquidation analysis, it is assumed that the Vision City Loan will be settled by the proceeds from the sale of the Vision City Property. The remaining value of the secured assets will be available to the unsecured creditors.

(4) The only material unsecured assets of RHB are its 1.6% holding in RHB Sakura and the 49 million RHB Capital Shares deposited with the custodian of the Bonds. For all other RHB assets, it is assumed that their value on liquidation is nil.

(5) The unsecured creditors' claims, all ranking equally on a liquidation, comprise: (i) the Bonds of RM1,008 million, assuming that liquidation takes place on 30 June 2002 reflecting the Accreted Value of the Bonds on such date; (ii) the inter-company borrowings of RM623 million, assuming that liquidation takes place on 30 June 2002 reflecting RHB's estimate of the amount that will be outstanding at such date; and (iii) the remaining balance claimed as an unsecured creditor due under the partially secured second charge revolving credit facility.

Based on the above hypothetical analysis, assuming that on a liquidation of RHB the liquidator could achieve a sale price of RM2.27 per RHB Capital Share and RM0.55 per RHB Capital Warrant (the average market price during the six months before the Announcement), Bondholders would receive a dividend of approximately 37.9% of their claims against RHB at the Accreted Value of their Bonds as at 30 June 2002.

In reality, the dividend received by Bondholders on a liquidation of RHB may be substantially lower than the results of the above hypothetical analysis due to the costs of the liquidation, the negative impact of a liquidation of RHB on the market prices of RHB Capital Shares and RHB Capital Warrants and other unforeseen factors. Any sale of a block of RHB Capital Shares constituting a controlling interest in RHB Capital may be subject to approvals. The sale of a stake making up 5.0% or more in a Malaysian financial institution to a single investor is subject to prior approval from the Minister of Finance of Malaysia. The first charge secured lenders, given that their lendings are very likely to be fully secured and the flexibility for them of selling small blocks of shares, are unlikely to have any incentive to work together to sell RHB Capital Shares in such a controlling block. Further, a liquidation of a large institution, such as RHB, in Malaysia is likely to take a significant amount of time and a final dividend to unsecured creditors is likely only to be paid towards the end of such process.

RHB'S PRO FORMA DEBT SERVICE CAPABILITY

If the Proposed Group Restructuring Scheme is implemented and the restructuring of RHB's borrowings occurs, RHB believes that its financial position will be significantly stronger due to the substantial reduction of its total borrowings (including the decrease in its short-term borrowings) and its enlarged equity base (see "Summary pro forma financial information").

The following table sets out the pro forma RHB borrowings immediately following the restructuring of its borrowings as described in "Summary of the proposed restructuring of RHB's borrowings":

RHB's borrowings(1)	Status	Outstanding amount RM (millions)	Currency	Maturity
Serial Bonds	Secured	360	RM	up to seven years
Bank Guaranteed Bonds	Secured	200	RM	five years
Revolving Credit Facility	Secured	281	RM	up to three years
Vision City Loan	Secured	138	RM	one year
New Bonds	Secured	1,008	US$	five years
Amount due to subsidiaries	Unsecured	603	RM	n/a
Total Borrowings		2,590		

Note:

(1) Not including RHB ICULS of approximately RM1.3 billion (amount is dependent on the final consideration paid for Bank Utama and the acceptance of the Proposed Voluntary Partial Offer of RHB Capital). RHB ICULS have not been included because they are irredeemable and can only be converted into ordinary shares of RHB and do not give rise to any repayment obligations except when RHB is in a default situation.

If the Proposed Group Restructuring Scheme is implemented and the restructuring of RHB's borrowings occurs, the total borrowings of RHB will decrease from approximately RM3.6 billion as at 31 December 2001 to a pro forma level of approximately RM2.6 billion including RM603 million of inter-company borrowings. In addition, RHB will issue RHB ICULS with a nominal amount of approximately RM1.3 billion as part of the consideration for the acquisition of Bank Utama and the Proposed Voluntary Partial Offer. The average interest payments due under the RHB ICULS is expected to be 2.1% per annum. The RHB ICULS are irredeemable and can only be converted into ordinary shares of RHB and therefore are not classified as borrowings for the above analysis. The pro forma RHB borrowings after the implementation of the Proposed Group Restructuring Scheme and the restructuring of RHB's borrowings will (other than the inter-company borrowing) consist of long-term secured borrowings with maturities ranging from three to seven years (except for the Vision City Loan, which RHB intends to repay from the proceeds of sale of the property secured in support of it).

Debt servicing obligations post restructuring

RHB estimates that its initial annual interest payments following the implementation of the Proposed Group Restructuring Scheme will be approximately RM110 million. RHB expects these interest payments to reduce as RHB repays its borrowings. RHB expects the interest payments to reduce further after the conversion of RHB ICULS into new ordinary shares of RHB.

RHB anticipates that following the implementation of the Proposed Group Restructuring Scheme, its total proposed repayments (including sinking fund obligations), of restructured borrowings from 1 January 2003 to 30 June 2007, including the New Bonds, will be approximately RM1.9 billion.

Sources of funds

Servicing of interest payments

In 2000 and 2001, RHB received dividends, on average, amounting to approximately RM54 million per annum. The dividends received, together with cashflow from other sources (including tax refunds), have been sufficient to service the interest obligations of RHB. Following the implementation of the Proposed Group Restructuring Scheme, RHB will own up to 75.0% of the enlarged RHB Capital Group. RHB will therefore receive a larger proportion of the dividend from RHB Capital Group. If RHB had owned 75.0% of RHB Capital over the period from 2000 to 2001, RHB would have received additional dividends of approximately RM20 million per annum. RHB believes the dividend to be received from RHB Capital will increase over the next few years and will be the main source of cash for servicing its interest payment obligations. RHB believes that it will continue receiving tax refunds averaging approximately RM25 million per annum in the next five years. These tax refunds arise from the imputation tax system adopted in Malaysia in respect of dividend payments whereby a refund may be claimed by the recipient of the dividend for the tax deducted at source on the basis that a shareholder is not taxed more than once on the profits earned by the company in which the shareholder invests.

Principal repayments

RHB's sources of cash to meet the proposed principal repayments are as follows:

(i) RHB believes that, given the expected low Exercise Price of the New Warrants, the expected benefits of the Proposed Group Restructuring Scheme and the restructuring of RHB's borrowings, the price of RHB Capital Shares may increase and that holders of the New Warrants are therefore likely to exercise their rights to buy RHB Capital Shares by using either cash or the New Bonds. RHB therefore believes it will be able to redeem the New Bonds primarily from the proceeds received or the cancellation of the New Bonds on exercise of the New Warrants;

(ii) Proposed repayments (including sinking fund obligations) of the Serial Bonds, the Bank Guaranteed Bonds and the Revolving Credit Facility due up to 30 June 2007 are expected to total approximately RM480 million. RHB believes that these repayments will be funded primarily from the proceeds received from the exercise of the existing RHB warrants and the exercise of the proposed employee stock options:

- As at 31 December 2001, RHB had approximately 190 million outstanding RHB Warrants. The following table sets out the number of outstanding RHB warrants and their key terms:

RHB warrants	No. of outstanding warrants (millions)	Exercise price RM per share	Maturity	Proceeds if exercised RM (millions)
RHB Warrants A	33	18.30	2007	609
RHB Warrants B	135	4.35	2009	587
RHB Warrants C	22	1.90	2007	41
Total	190			1,238

- If all RHB Warrants B and RHB Warrants C are exercised, the total proceeds will amount to approximately RM628 million;
- The board of RHB has approved the implementation of a new employee share option scheme for the eligible directors and employees of RHB Group. Under the scheme, eligible RHB Group employees and directors will be able to subscribe for new RHB shares not exceeding in aggregate 10.0% of RHB's issued and paid-up capital at a pre-determined option price based on the guidelines issued by the Securities Commission. RHB intends to apply the proceeds from the exercise of such share options to repay part of its borrowings as they fall due.

(iii) RHB anticipates that RHB-Daewoo will sell the Vision City Property in sufficient time for the sale proceeds to be used to repay the outstanding amount of the Vision City Loan; and

(iv) Since the inter-company borrowings do not have any specific repayment terms, RHB believes it will be able to repay these borrowings after servicing other external borrowings.

Alternative sources of funding in the event of a cash shortfall

If there is any cash shortfall in any particular year, RHB would consider one or more of the following measures to meet the shortfall:

(i) Using unencumbered assets to obtain new borrowings to refinance the existing borrowings. After the completion of the Proposed Group Restructuring Scheme and the proposed restructuring of RHB's borrowings, RHB expects to have a significant number of unencumbered RHB Capital Shares and RHB Capital Warrants.

(ii) Selling RHB Capital Shares and RHB Capital Warrants if necessary.

(iii) Raising funds from its shareholders through a rights issue. Given the stronger financial status of the new major shareholder of RHB (UBG), RHB believes that it will be in a better position to raise new equity in the future, particularly by a rights issue.

SPECIAL CONSIDERATIONS

Bondholders should consider all of the information in this Explanatory Circular and the following special considerations.

Malaysian economic and political factors

Prior to the onset of the Asian economic crisis in the second half of 1997, Malaysia's economy recorded strong growth that had been sustained over the previous decade. During the period between 1990-1997, Malaysia's gross domestic product growth averaged 8.0% per annum and Malaysia recorded low inflation in the region of 2.0%-3.0%. However, in common with other Asian economies, this growth was driven by an enlarged manufacturing base, producing goods for export, supported by large inflows of foreign capital and a relatively stable exchange rate. During the Asian economic crisis, the capital inflow could not be sustained and the exchange rate became volatile.

The Malaysian government adopted a number of policies to address the effects of the Asian economic crisis and has adjusted such policies as necessary to address developments in the domestic economy. While Malaysia's economic indicators have shown positive results from 1999, there can be no assurance that Malaysia's recovery from the Asian economic crisis will continue or return to the growth rates seen before the Asian economic crisis or that its economy will not be affected by any regional or global economic crisis in the future.

An adverse change in the economic environment in Malaysia, or a general economic slowdown in the region or globally, could materially affect the financial condition or results of operations of RHB Group and the ability of RHB to pay the principal of, or interest on, the New Bonds when due. In addition, the Malaysian government has historically exercised influence over the Malaysian economy through its fiscal and monetary policies that are supportive of sustainable economic growth. The Malaysian government's policies could continue to have an important effect on the Malaysian economy and the banking system and therefore on RHB Group. No assurance can be given that the Malaysian government will adopt or continue to implement economic policies conducive to sustain economic growth or which are beneficial to domestic financial institutions such as those in RHB Group.

Regulatory framework

RHB Bank, RHB Sakura and certain of RHB Capital's other subsidiaries are regulated by Bank Negara Malaysia. RHB, RHB Capital and certain other RHB Group companies are subject to additional regulatory oversight by the KLSE and the Securities Commission, and are subject to the banking, securities, corporate, insurance and other laws in Malaysia. This regulatory and legal framework differs in several respects from that in effect in the United States and certain other countries and may continue to evolve as the Malaysian economy and commercial and financial markets evolve.

Bank Negara Malaysia has extensive powers to regulate banks and has the ability to influence banking and financial markets generally. For example, Bank Negara Malaysia has the ability to limit the interest rate banks may charge on certain types of loans; determine the components of the Base Lending Rates; establish caps on lending to certain sectors of the Malaysian economy; and establish priority lending guidelines in furtherance of certain economic and social objectives. Bank Negara Malaysia also has broad investigative and enforcement powers. Accordingly, Bondholders should be aware that Bank Negara Malaysia could in the future set interest rates at levels, or restrict credit, which may have an adverse effect on the operations, financial condition or asset quality of banks and financial institutions in Malaysia, including certain entities within RHB Capital Group, and may otherwise significantly restrict the activities of such entities specifically, and Malaysian commercial banks and financial institutions generally.

Liberalisation of financial markets in Malaysia

All of RHB Group's businesses are highly competitive. In recent years, the Malaysian government has been implementing a policy of liberalising financial and banking markets by allowing banks and financial institutions to provide a wider range of services, by permitting increased competition from foreign banks and other financial institutions and by broadening the range of investment instruments, such as mutual funds, available to the public. These policies are designed, in part, to strengthen domestic financial institutions in preparation for increased foreign competition. Accordingly, RHB Group is moving towards greater diversification in terms of its earnings and customer base, which RHB believes will provide a more stable source of revenue and also entrench its market position within the financial services industry in Malaysia. RHB Group has implemented measures to strengthen its competitive advantages, including improving its operational efficiency and re-organising its operations to become more customer-focused. However, increased competition could have an adverse effect on RHB Group's operations in future periods, including, for instance, reduced growth in RHB Bank's loan portfolio, reduced asset quality, reduced net interest margins and spreads and increased non-interest expense, as well as a decline in the volume of securities and securities-related businesses.

Bank Negara Malaysia and the Securities Commission have recently released their proposals for the future development of the Malaysian financial services industry and capital markets. Such proposals include a commitment to permit an increase in investment by foreign entities in the banking, insurance, stock-broking, futures broking and asset management sectors. RHB anticipates that the current 30.0% limit on the ownership of equity participations for banks in Malaysia and 49.0% limit for stock-broking, futures broking and asset management companies by foreign entities will be gradually relaxed. As a result of these proposals, Malaysian banks may, in the future, face increased competition from international banks, in addition to existing competition from foreign banks in Malaysia. Pursuant to the proposals, Malaysian banks will be required to comply with the law relating to shareholder limits, which restricts ownership of a bank by corporate entities and individuals to 20.0% and 10.0%, respectively. Although such limits were imposed in 1989 pursuant to section 46 of the Banking and Financial Institutions Act 1989, the authorities have to date permitted exemptions to them. There can be no assurance that RHB Group's operations will not be affected by such proposals, if implemented in their current form or at all, or by the removal of the exemptions currently permitted as to ownership levels in Malaysian banks.

Holding company structure of RHB

RHB is a holding company which operates principally through its subsidiaries and associated companies. As a result, RHB's obligations under the New Bonds will be effectively subordinated to the financial obligations of RHB's subsidiaries and associated companies. Claims of creditors of RHB's subsidiaries and associated companies, including trade creditors and bank lenders, and rights of preferred stockholders of these companies, if any, will have priority as to the assets of such subsidiaries or associated companies over claims of RHB and holders of its indebtedness, including holders of the New Bonds.

RHB may be required to rely principally on dividends from its subsidiaries and associated companies to meet its obligations, including its obligations under the New Bonds. The ability of its subsidiaries and associated companies to pay dividends is dependent on their maintaining profitable operations and is subject to applicable laws, regulatory guidelines and restrictions on the payment of dividends by any of the regulatory authorities or by restrictions contained in relevant financial or other agreements.

The New Bonds will contain no covenants that prevent RHB's subsidiaries and associated companies from entering into agreements that may restrict their ability to pay dividends to RHB.

Increase in non-performing loans; adequacy of loan loss reserves

In line with the Malaysian banking industry as a whole, RHB Capital Group has seen an increase in non-performing loans since the onset of the Asian economic crisis. As at 31 December 2001, RHB Capital Group's non-performing loans (including interest-in-suspense) accounted for approximately 8.4% of net loans, compared to 4.4% as at 31 December 2000 and the Malaysian banking sector average of 14.2%.

Although RHB considers that the amount of non-performing loans is at, or is likely to be approaching, its peak level and should decline in the future, no assurance can be given that the number and value of non-performing loans will not increase in the future. See "Assets and Liabilities of RHB Bank—Classification of non-performing loans" and "Bank Utama—Classification of non-performing loans".

RHB Capital Group has been increasing its provision for bad and doubtful debts in recent years. Although RHB believes that the provision for loan losses in RHB Capital Group's loan portfolio are adequately provided for, no assurance can be given that the level of provisions will subsequently prove to be adequate or that RHB Capital Group will not have to make significant additional provisions for possible loan losses in future periods. Further, there can be no assurance that RHB Capital Group will be able to realise adequate proceeds from disposal of assets charged in support of such loans to repay them in full.

Concentration of loan portfolio; growth in loan portfolio

Loans in the manufacturing, purchase of properties, general commerce, construction, and finance, insurance and business services sectors have historically accounted for a significant majority of RHB Capital Group's loan portfolio, amounting to approximately 70.1% of gross loans as at 31 December 2001. Historically, RHB Capital Group's policy has been to focus on lending to the manufacturing sector. As a result, this sector accounts for the largest single industry concentration accounting for 23.4% of gross loans as at 31 December 2001. Many of these manufacturers produce goods for export markets and therefore may be adversely affected by a slowdown in exports, particularly in the United States, Europe, Japan, Taiwan and other South East Asian countries, which are important markets for many of their customers. However, RHB Capital Group has taken steps to diversify its loan portfolio and, consequently, the proportion of its lending to the manufacturing sector decreased from 26.3% as at 30 June 2000 to 24.1% as at 31 December 2001. RHB believes that the RHB Capital Group loan portfolio, including its manufacturing portfolio, does not present a significant risk to RHB Capital Group's operations. However, no assurance can be given with respect to RHB Capital Group's asset quality or that RHB Bank Group would be able to realise adequate proceeds from disposal of assets charged in support of such loans to repay them in full.

Future growth in RHB Capital Group's loan portfolio, and RHB Capital Group's financial operations, will depend on a number of factors, including continued domestic economic growth, competition, growth in deposits availability of funding sources and other factors. Accordingly, no assurance can be given that RHB Capital Group's loan portfolio will in the future continue to grow at the same pace as in the past, or at all.

Short-term funding and liquidity

The funding requirements of Malaysian banks, including RHB Bank, are primarily met through short-term funding sources, namely deposits from customers and from other financial institutions. RHB Bank manages its liquidity through Bank Negara Malaysia's new liquidity framework and maintains at least 5.0% of total deposits at all times as liquid funds. As at 31 December 2001, RM18.9 billion or 78.3% of the RHB Bank Group's customers' fixed deposits and negotiable certificates of deposits were due within the next six months and RM23.4 billion or 96.8% of gross loans and advances were due within one year. Although RHB considers, based on past experience, that a substantial portion of these customers' deposits will be rolled over upon maturity, therefore providing a stable source of funding for RHB Bank, no assurance can be given that this will continue in the future. If a substantial number of depositors, or a few depositors with significant deposit balances, fail to roll over deposited funds upon maturity, RHB Bank's liquidity position could be adversely affected and RHB Bank may be required to seek alternative sources of short-term, or long-term funding, which may be more expensive than deposits, to finance its operations. There can be no guarantee that RHB Bank will be able to obtain such funds.

Interest rate sensitivity

As with most commercial banks in Malaysia, RHB Group's banking operations have historically experienced imbalances between the maturity of its assets and liabilities, which results in exposure to changes in interest rates. These imbalances may cause net interest income to be affected by changes in the prevailing level of interest rates. Generally, on a weighted average basis, RHB Group's banking operations reprice assets more quickly than liabilities. As a result, RHB Group's banking operations net interest income is likely to be adversely affected by any decline in interest rates. However, the actual effect on earnings due to changes in interest rates will depend on the degree and timing of changes in interest rates, the behaviour and contractual repricing dates of RHB Group's banking operations, assets and liabilities and the ability of RHB Group's banking operations to respond to changes in interest rates.

Currency control and currency risks

The majority of RHB's revenues are denominated in Malaysian Ringgit. Therefore its ability to raise US Dollars to meet its obligations under the New Bonds will be affected by changes to the Reference Rate. A weakening of the Malaysian Ringgit value against the US Dollar may therefore have a material adverse effect on RHB's ability to meet its obligations to holders of the New Bonds.

Liquidity of RHB Capital Shares and the New Securities

RHB Capital Shares are currently only listed on the KLSE and the New Warrants are expected to be listed only on the KLSE. Trading volumes on the KLSE of both shares and warrants have historically been significantly smaller than on major securities markets in the United States and other developed countries. The KLSE has at times been highly volatile. The liquidity of RHB Capital Shares has, historically, been lower than certain other major Malaysian bank stocks. Excluding shares held by RHB, the outstanding issued capital of RHB Capital was held by approximately 38,000 shareholders as at 31 December 2001. Following the Proposed Voluntary

Partial Offer that RHB will make for RHB Capital Shares and RHB Capital Warrants as part of the Proposed Group Restructuring Scheme, RHB will control up to 75.0% of RHB Capital Shares and RHB Capital Warrants. This may result in a significant reduction in the number of shareholders which could have a negative effect on the liquidity of RHB Capital Shares. Further, there can be no assurance that the New Warrants will be traded in a similar manner to warrants for shares of other financial institutions in Malaysia or elsewhere.

Although unlikely, if holders of the New Warrants all exercise their rights under their New Warrants to purchase RHB Capital Shares at any one time, such a significant supply of RHB Capital Shares could, in such circumstances, put downward pressure on the market price of RHB Capital Shares and there can be no guarantee that holders of the New Securities will be able to sell the New Warrants on issue, or at all. Furthermore, the market price of RHB Capital Shares may be adversely affected by an overall lack of liquidity and volatility on the KLSE, and no assurances can be given that, following exercise, particular holders of New Warrants will be able to find buyers for RHB Capital Shares at a price which they would consider to be favourable or at prices which approximate market conditions.

The New Bonds and the New Warrants will be traded separately. There is no existing market for either the New Bonds or the New Warrants and there can be no assurance regarding the future development of a market for the New Bonds or the New Warrants, the ability of the holders of the New Securities to sell their New Bonds or New Warrants or the price at which such holders may be able to sell their New Bonds or New Warrants.

Proposed Group Restructuring Scheme

The Proposed Group Restructuring Scheme was approved by the Minister of Finance by letters from Bank Negara Malaysia dated 11 March 2002 and 12 March 2002 and involves a number of different elements, as set out in the Announcement. The implementation of certain of those elements are Conditions Precedent to the Effective Date of the Bond Restructuring. However, the implementation of those proposals does not necessarily need to be satisfied in exactly the manner set out in the Announcement in order for the Conditions Precedent to be satisfied. It follows therefore that those elements of the Proposed Group Restructuring Scheme on which the Effective Date is conditional may be implemented on terms which are different to those set out in the Announcement, while still satisfying the Conditions Precedent. There can be no assurance that all such differences will be immaterial and inconsequential to Bondholders.

Although RHB Group intends the acquisition of Bank Utama to be the final step taken in the Proposed Group Restructuring Scheme, there are also certain elements of the Proposed Group Restructuring Scheme on which the Effective Date is not conditional. RHB Group could therefore implement the elements in a different manner to that set out in this Explanatory Circular and the Announcement while still satisfying the Conditions Precedent. There can be no assurance that all such differences will be immaterial and inconsequential to Bondholders.

If the Conditions Precedent are not met before the Long-Stop Date, then the Put Option will be exercisable by Bondholders at that time. There can be no assurance that RHB will be able to meet all or any of its obligations under the Bonds if the Put Option is exercised at that time, or at all.

As part of the Proposed Group Restructuring Scheme, RHB proposes to undertake a voluntary partial offer to increase its equity interest in RHB Capital Shares and RHB Capital Warrants (up to a maximum of 75.0%) through the acquisition of up to an additional 19.6% of RHB Capital Shares and 54.5% of RHB Capital Warrants. There can be no assurance that this offer will be accepted by all or any of the existing holders of such shares and warrants and that, therefore, RHB will have the necessary additional shares following this procedure that it needs in order to satisfy its obligations under the New Bonds or the New Warrants. The effectiveness of the Proposed Voluntary Partial Offer by RHB is not a Condition Precedent to the Effective Date.

In addition, RHB Bank and Bank Utama will need to integrate the two companies' businesses in an efficient and effective manner in order to achieve the anticipated benefits of the merger. While RHB Bank has previous experience from the two bank mergers which it undertook in 1997 and 1999, significant difficulties together with unforeseen developments may substantially increase the merged bank's operating expenses, capital expenditures and financing requirements and divert financial, management and operational resources from other RHB Group businesses. Failure to obtain, or any delay in obtaining, necessary regulatory approvals for certain aspects of the integration could also diminish the expected benefits of the merger. If RHB Group fails to accomplish the integration successfully, its business, financial condition and results of operations could be materially adversely affected.

In the section "Potential benefits of the Proposed Group Restructuring Scheme", the directors of RHB identify a number of potential benefits and synergies associated with the implementation of the Proposed Group Restructuring Scheme. There can be no certainty that all or any of the benefits listed in that section will occur in the manner set out therein, or at all. Consequently, there can be no assurance that the share price of RHB Capital will appreciate following the Proposed Group Restructuring Scheme, or at all.

Possible bankruptcy proceedings

If the Bond Restructuring is not approved by Bondholders, and Bondholders instead exercise the Put Option, RHB will not be able to meet the arising claims and will consequently default under the Conditions of the Bonds. Such a default would be likely to trigger cross-default provision under RHB's other financing arrangements which may lead to RHB's obligations under them becoming accelerated. RHB would, in these circumstances, be vulnerable to Bondholders and other financial creditors commencing bankruptcy proceedings against it. There can be no assurance as to the amounts that would be realised by Bondholders in such a bankruptcy, but Bondholders should note that on a bankruptcy of a company in Malaysia, secured creditors (to the extent of their security) get paid ahead of unsecured creditors. More details on the enforcement and liquidation process in Malaysia are set out in Schedule 5, part 6. A hypothetical analysis of the value of dividends that would be paid to unsecured creditors on a liquidation of RHB is set out in "Advantages of the Bond Restructuring".

Presentation of financial statements

Each of RHB, RHB Capital and Bank Utama is required to prepare its financial statements in accordance with Malaysian GAAP, which differs in certain respects from US GAAP. This Explanatory Circular does not contain a reconciliation of the financial statements presented to US GAAP and there can be no assurance that such a reconciliation would not reveal material differences. See "Summary of significant differences between Malaysian GAAP and US GAAP" at Schedule 5 Part 4.

ACTIONS REQUIRED AND DEADLINES

This Explanatory Circular is to be read together with the notice calling the Bondholders' Meeting that is required to approve the implementation of the Bond Restructuring. This Explanatory Circular provides Bondholders with information for their consideration prior to the Bondholders' Meeting.

This Explanatory Circular does not constitute any notice for any formal meeting of Bondholders and is provided for information purposes only.

Implementation of the Bond Restructuring necessitates, amongst other things, the approval of Bondholders at the Bondholders' Meeting of the terms of the Bond Restructuring.

Notice of Bondholders' Meeting

A notice has been issued calling for the Bondholders' Meeting to be held at 3.30 pm (Kuala Lumpur time) on 21 June 2002 at Level 11, Tower One, RHB Centre, Jalan Tun Razak, 50400 Kuala Lumpur, Malaysia.

The notice of the Bondholders' Meeting has also been circulated through the Clearing Systems and has been published in the *Luxemburger Wort*. The acceptance and voting procedures for the implementation of the Bond Restructuring seek the necessary consent from Bondholders which, once given, under the terms of the legal documents for the Bonds, will bind all Bondholders to the Bond Restructuring once the Supplemental Trust Deed, and any other documentation ancillary thereto, which is necessary to give effect to the amendments, have been entered into.

An extract of such notice is reproduced below for information purposes only:

"EXTRAORDINARY RESOLUTION

That this meeting of the holders of the US$200,000,000 1.5% exchangeable bonds due 2007 (the *Bonds*) of Rashid Hussain Berhad (*RHB*) constituted by a trust deed (the *Trust Deed*) dated 26 June 1997 made by and between RHB and Citicorp Trustee Company Limited (the *Trustee*), as amended, hereby resolves by way of Extraordinary Resolution:

(a) To authorise and approve the amendment to the terms and conditions (the *Conditions*) of the Bonds in accordance with the following principles, all on the terms as defined, and more particularly described, in the document entitled "Explanatory Circular" dated 30 May 2002 (and any supplement thereto, notice of the availability of which has been given to Bondholders) produced to this Bondholders' Meeting and signed by the chairman appointed for the Bondholders' Meeting (*the Chairman*) for the purposes of identification (the *Explanatory Circular*):

(i) to postpone the option of any holder of any Bond to redeem such Bond on 30 June 2002, at 132.592% of its principal amount (the *Put Option*) (as provided for in Condition 8(C) of the Bonds), until the date which is 45 days after the earlier of (i) 31 December 2002, and (ii) such earlier date on which RHB notifies Bondholders that the Failure Date has occurred;

(ii) to cancel and deem void any notice of redemption served in accordance with Condition 8(C) of the Bonds by any holder of any Bond or Bonds;

(iii) on the occurrence of the Effective Date, to cancel all and any rights of Bondholders to exercise the Put Option under the Conditions of the Bonds, howsoever arising; and

(iv) to amend the Conditions of the Bonds so that if the Effective Date occurs on or before 31 December 2002, but the Closing Date has not occurred by that date, the interest which will have accrued in respect of the period up to and excluding the Interest Payment Date falling on 31 December 2002, shall be paid at the rate of 2.65184% per annum, payable semi-annually, on the principal amount of Bonds outstanding; and

(b) To authorise and approve the settlement of the Bonds (the *Settlement*) following the occurrence of the Effective Date in accordance with the following principles, all on the terms as defined, and more particularly described, in the Explanatory Circular:

(i) to assent to the settlement of the Bonds on and following the Closing Date by way of the issuance of the New Securities once certain conditions have been met, all on the terms as more particularly described in (and defined in) the Explanatory Circular;

(ii) on the Closing Date in the case of Qualifying Holders, and the date on which the net proceeds of sale of New Securities they would have been entitled to had they been Qualifying Holders, are credited to the accounts of Non-Qualifying Holders in the case of Non-Qualifying Holders (as the case may be), all on the terms as more particularly described in the Explanatory Circular, to cancel the Bonds and waive all and any rights of Bondholders under the Bonds to take any proceedings against RHB for any default under the Bonds or otherwise enforce any of the provisions of the Bonds in relation to amounts otherwise due to Bondholders under the Bonds.

(c) To request and authorise the Trustee (or its delegates) with immediate effect to enter into:

(i) a supplemental trust deed (the *Supplemental Trust Deed*) in or substantially in the form produced to this Meeting and signed by the Chairman for purposes of identification, or in such other form that the Trustee considers not to be prejudicial to the interests of Bondholders; and

(ii) any other documentation ancillary thereto which is, in the sole discretion of RHB, after consultation with the Trustee (or its delegates), necessary or desirable in order to give effect to the amendments to the terms and conditions of the Bonds (as provided for in paragraph (a) hereof) and the Settlement (as provided for in paragraph (b) hereof) provided that the Trustee shall not be obliged to enter into any documentation which, in its reasonable opinion, imposes personal liability upon it.

(d) To discharge and exonerate the Trustee from any liability to Bondholders which they may have incurred or incur as a result of acting in accordance with this Extraordinary Resolution."

Voting Procedures

Bondholders may appoint proxies by executing and delivering a form of proxy to the specified office of the Paying Agent (whose details are set out at "Further information and availability of documents") not later than 24 hours prior to the Bondholders' Meeting. A Bondholder which is a corporation may appoint a representative to act as its proxy by a resolution of its directors, which must be delivered to the Paying Agent not less than 24 hours prior to the Bondholders' Meeting.

Copies of the form of proxies may be obtained by Bondholders from the specified office of RHB or the Paying Agent (whose details are set out at "Further information and availability of documents".)

The Bonds are currently in the form of two Certificates (as defined in the Trust Deed). The Certificates are registered in the name of Cede & Co., as nominee of DTC. Each person (a *beneficial owner*) who is the owner of a particular nominal amount of the Bonds, as shown in the records of DTC or DTC's participants (*DTC Participants*) or Euroclear or Clearstream or their respective account holders (*Accountholder*), should note that such person will not be a Bondholder for the purposes of this notice and will only be entitled to attend and vote at the Bondholders' Meeting in accordance with the procedures set out below, except that DTC Participants who have been appointed proxies by DTC may attend and vote at the Bondholders' Meeting.

If Cede & Co. appoints the DTC Participants as its proxies under an omnibus proxy in accordance with its usual procedures, the DTC Participants will be entitled to attend and vote at the Meeting. Only those DTC Participants shown in DTC's records on 11 June 2002 (the *Record Date*) will be entitled to vote on the Extraordinary Resolution or appoint (or authorise the Principal Paying Agent or Paying Agent to appoint) sub-proxies to enable their votes and those of beneficial owners who hold their Bonds through DTC Participants to be cast.

Accordingly, if they have not already done so, beneficial owners should convey their voting instructions, directly or through the DTC Participant or Accountholder through whom they hold their interest in the Bonds, to DTC, Euroclear or Clearstream in accordance with the procedures of DTC, Euroclear or Clearstream and such DTC Participants or Accountholders or arrange by the same means to be appointed a proxy or sub-proxy in accordance with the following procedures:

For Bonds held through Euroclear or Clearstream, Luxembourg

- A beneficial owner who holds its interests in Bonds through Euroclear or Clearstream and who wishes to attend and vote at the Bondholders' Meeting should instruct its Accountholder to contact Euroclear or Clearstream to arrange for Euroclear or Clearstream's DTC Participant to have a sub-proxy executed in such beneficial owner's favour appointing such beneficial owners as a proxy for the purposes of attending and voting at the Bondholders' Meeting.

- A beneficial owner who holds its interests in Bonds through Euroclear or Clearstream and who wishes to vote but does not wish to attend the Bondholders' Meeting should instruct its Accountholder to contact Euroclear or Clearstream to arrange for Euroclear or Clearstream's DTC Participant to authorise the Principal Paying Agent or Paying Agent, to issue a sub-proxy to a person nominated by it or to arrange for its DTC Participant to issue a sub-proxy to a third person nominated by the beneficial owner, in either case to attend and vote at the Bondholders' Meeting in accordance with such beneficial owners' instructions.

For Bonds held through a DTC Participant

- A beneficial owner which is not a DTC Participant but wishes to attend and vote at the Bondholders' Meeting in person must produce a form of sub-proxy issued by the DTC Participant through whom such beneficial owner holds its Bonds appointing such beneficial owner as a proxy provided that the Bonds in respect of which the sub-proxy is to be given are Bonds in respect of which the DTC Participant was appointed as a proxy under an omnibus proxy.
- A beneficial owner who is not a DTC Participant and who does not wish to attend the Bondholders' Meeting may arrange for the votes relating to the Bonds of which it is a beneficial owner to be cast at the Bondholders' Meeting by arranging for the DTC Participant through whom it holds its Bonds to authorise the Principal Paying Agent or the Paying Agent to issue a sub-proxy to a person approved by the Principal Paying Agent or the Paying Agent for the purpose, or by requesting the DTC Participant through whom such beneficial owner holds its Bonds, to issue a sub-proxy appointing a third person nominated by such beneficial owners and in either case such person will be entitled to attend and vote at the Bondholders' Meeting in accordance with such beneficial owner's instructions provided that the Bonds in respect of which the sub-proxy is to be given are Bonds in respect of which the DTC Participant was appointed proxy under an omnibus proxy.

Forms of sub-proxy are available from the Paying Agent. Forms of sub-proxy must be delivered to the offices of such Paying Agent whose details are set out at "Further information and availability of documents. " not later than 24 hours before the time fixed for the Bondholders' Meeting and may not be revoked during the period starting 24 hours before the Bondholders' Meeting and ending at the close of the Bondholders' Meeting.

Each Beneficial owner must bring to the Bondholders' Meeting appropriate identification (preferably a valid passport) corresponding to the details shown on the sub-proxy issued to it. Beneficial owners must ensure that its proxy or representative brings to the Bondholders' Meeting appropriate identification (preferably a valid passport) corresponding to the details shown on the sub-proxy issued to such proxy or representative.

Every question submitted to the Bondholders' Meeting will be decided on a poll. On a poll every person who is present who is a Bondholder or is a proxy, sub-proxy or representative of a Bondholder will have one vote in respect of each US$1,000 principal amount of the amount outstanding of the Bonds for which he is the holder or in respect of which he is a proxy or representative.

Quorum

Two or more persons present in person at the Bondholders' Meeting and holding Bonds or being proxies or representatives and holding or representing in aggregate not less than two thirds in principal amount of the Bonds for the time being outstanding shall form a quorum for the transaction of business. If within fifteen minutes from the time appointed for such meeting a quorum is not present, the meeting shall stand adjourned (unless RHB and the Trustee agree that it be dissolved) for such period being not less than 14 days nor more than 42 days, and to such time and place, as may be decided by the chairman of the Bondholders' Meeting. At such adjourned meeting, two or more persons present in person and holding Bonds or being proxies or representatives and holding or representing in aggregate not less than one third in principal amount of the Bonds for the time being outstanding shall form a quorum for the transaction of business.

Majority required to pass the Extraordinary Resolution

To be passed, the Extraordinary Resolution requires a majority in favour consisting of at least two-thirds of the votes cast. If passed, the Extraordinary Resolution will be binding upon all Bondholders, whether or not present or represented at the Bondholders' Meeting, and each of them shall be bound to give effect to it accordingly.

Bondholders are urged to take the necessary actions to attend and vote at the Bondholders' Meeting to ensure that the meeting is quorate and that the Extraordinary Resolution is passed.

Effect of Acceptance and Voting Procedures

The acceptance and voting procedures for the implementation of the Bond Restructuring are designed to facilitate the consent of Bondholders which, under the terms of the legal documents for the Bonds, will (if the Extraordinary Resolution put to Bondholders at the Bondholders' Meeting is passed) bind all Bondholders to the terms of the Bond Restructuring.

BOND RESTRUCTURING PROCEDURES

Bondholders should note that the following description of the Bond Restructuring procedures is not final and is subject to any changes (which are not expected to be substantial) which may become necessary as the documentation for the New Bonds and the New Warrants is finalised.

Further information on the Bond Restructuring, such as the Settlement Period, Cut-Off Date, Closing Date, Warrant Transfer Date (as such terms are defined herein), any changes to the Bond Restructuring procedures, as well as the final forms of the Letters of Transmittal will be made available to Bondholders through the Clearing Systems as soon as practicable following the Effective Date.

Notification of the availability of any listing particulars for the New Securities will be made in the same manner, prior to the Effective Date.

Qualifying Holders of the New Securities

Under the terms of the Bond Restructuring, only Bondholders who are Qualifying Holders (as defined below) will be entitled to hold New Securities.

In order to be a Qualifying Holder, Bondholders must:

(i) be a person;

(a) who falls within one or more of the categories of persons within Schedule 2 and/or Schedule 3 of the Securities Commission Act 1993 of Malaysia who are also persons to whom any offer or invitation to purchase or sell the New Securities and any RHB Capital Shares would be an excluded offer or invitation or excluded issues within the meaning of sections 38 and 39 of the Securities Commission Act, 1993; and

(b) who falls within one or more of the categories of persons within Schedule 4 of the Securities Commission Act 1993 of Malaysia who are also persons to whom any issue of, offer for subscription or purchase of, or invitations to subscribe for or purchase the New Bonds will not result in the New Trust Deed to be entered into between RHB and the New Trustee having to comply with sub-division 1 of Division 4 of Part IV and section 92 of sub-division 2 of Division 4 of Part IV of the Securities Commission Act, 1993, the categories of which, without limitation to the generality of the foregoing, include: -

(i) a corporation with total net assets exceeding ten million ringgit or its equivalent in foreign currencies based on the last audited accounts;

(ii) a licensed offshore bank as defined under the Offshore Banking Act, 1990 of Malaysia; and

(iii) an offshore insurer as defined under the Offshore Insurance Act, 1990 of Malaysia; and

(c) whose participation in the Bond Restructuring will not be unlawful in any Relevant Jurisdiction, or otherwise result in the need for notification, registration, filing or any other action to be taken by RHB in any Relevant Jurisdiction in connection with the Bond Restructuring; and

(ii) return a properly completed and duly executed Letter(s) of Transmittal certifying their eligibility to hold the New Securities, and any other required documents including the delivery of matching Bond Instructions to the relevant Clearing System (in time for the relevant Clearing System to confirm the Bond Instructions to the Settlement Agent by 12.00 p.m. (Kuala Lumpur time) on the Cut-Off Date), to the Settlement Agent prior to the Cut-Off Date.

Each Bondholder who meets the foregoing criteria and who is therefore entitled to hold the New Securities, will be a Qualifying Holder.

Each Bondholder who does not meet the foregoing criteria will be a Non-Qualifying Holder. Bondholders who are Non-Qualifying Holders will not be entitled to hold New Securities but will receive a cash payment from the sale of the New Securities they would have been entitled to had they been Qualifying Holders.

Procedures for Bond Restructuring

The Bond Restructuring will occur or be deemed to occur on the Effective Date. The Settlement Period will commence on the day following the Effective Date and the Settlement Period will end at 12:00 p.m. (Kuala

Lumpur time) on the Cut-Off Date, a date falling 45 days thereafter. The Cut-Off Date will also be the record date for purposes of enabling the Clearing Systems to record each Non-Qualifying Holder's securities position. Bondholders must (as well as qualifying under (i) above) return to the Settlement Agent the Letter of Transmittal during the Settlement Period in order to be Qualifying Holders to be issued with the New Securities.

Each Bondholder's securities position following submission of their Letter of Transmittal will be blocked in order to facilitate a determination of Qualifying Holders entitled to have their Bonds cancelled and replaced with New Securities and Non-Qualifying Holders entitled to receive payment of the net proceeds of sale of the New Securities they would have been entitled to in lieu of the New Securities had they been Qualifying Holders.

As soon as practicable after the Cut-Off Date, the Settlement Agent will calculate (and RHB will confirm) the entitlement of Bondholders to New Bonds and New Warrants, as adjusted for fractional entitlements. The calculations and confirmations referred to herein will (in the absence of manifest error) be final and binding on the Bondholders.

On the Closing Date, the Settlement Agent will be authorised to act as agent for the Qualifying Holders in cancelling the Bonds of each Qualifying Holder and replacing them with New Securities. Such authorisation will be conditional, with respect to each such holder, upon receipt on or before the Cut-Off Date by the Settlement Agent of (a) a Letter of Transmittal from such holder certifying its eligibility to hold the New Securities and (b) confirmation from the relevant Clearing System that matching Bond instructions (defined in the Letter of Transmittal) have been received.

On the Closing Date, New Bonds will be credited to the accounts of Qualifying Holders through the Clearing Systems. All Bondholders must confirm in the Letter of Transmitted the details of their accounts at Euroclear or Clearstream. Any Bondholders that hold Bonds directly through DTC and do not have an account at either Euroclear or Clearstream must open such an account and provide details of it to the Settlement Agent in the Letter of Transmittal.

On the Closing Date, New Warrants will be credited to the accounts of the Settlement Agent held through CDS in its capacity as agent for Bondholders. On receipt of (i) the New Bonds and (ii) confirmation from the Settlement Agent that it has received the New Warrants, Bonds held by Qualifying Holders will be debited from their accounts and cancelled.

On the Warrant Transfer Date, New Warrants will be credited to the accounts of Qualifying Holders (or their nominees) held through CDS. In order to hold the New Warrants, Bondholders must hold an account with CDS and supply to the Settlement Agent their CDS securities account number in the Letter of Transmittal.

The Settlement Agent will, on and following the Warrant Transfer Date, be authorised to use reasonable endeavours to sell the New Securities that Non-Qualifying Holders would otherwise have been entitled to hold and arrange for payment of the net proceeds thereof (after deducting any expenses incurred in effecting the sale and after taking account of any liability for taxation assessed on the Settlement Agent in relation to the holding of, or the sale and delivery of the New Securities) to those Non-Qualifying Holders. In order to produce the same net result for all Non-Qualifying Bondholders, the Settlement Agent will transfer a pro rata share of all the net proceeds of sale of such New Securities to each Non-Qualifying Holder only when all such New Securities have been sold by the Settlement Agent. Payment will be made to the relevant Non-Qualifying Holders by or through the Principal Paying Agent, through each Non-Qualifying Holders' cash account at the relevant Clearing System and, on receipt of such net proceeds of sale, the Principal Paying Agent will instruct the Clearing Systems that Bonds held by Non-Qualifying Holders should be debited from their accounts and cancelled.

On the Closing Date, the Bondholders will cease to have any right, present or future, to receive any payment under the Bonds and will instead acquire the right to hold New Securities, in the case of Qualifying Holders, and the right to receive the net sale proceeds thereof, in the case of Non-Qualifying Holders. No other payment will be made to Non-Qualifying Holders, including in respect of any interest accrued on the New Bonds prior to sale. The amount of such net proceeds of sale will be treated for all purposes as the full amount due from RHB to the Non-Qualifying Holders in respect of such New Securities. However if an Interest Payment Date arises under the New Bonds during the period from the Closing Date (when such New Bonds will be transferred to the Settlement Agent) to the date on which such New Securities are sold by the Settlement Agent, all and any interest paid to the Settlement Agent will be held by the Settlement Agent and paid to Non-Qualifying Holders, with the net proceeds of sale of such New Securities, on a pro-rata basis.

Letters of Transmittal

Letters of Transmittal must be received by the Settlement Agent on or before the Cut-Off Date. In order for Bonds held through the Clearing Systems or held by a broker or other nominee on behalf of a beneficial holder to be cancelled and replaced with New Securities, beneficial holders of such Bonds must instruct the Direct Participant or other intermediary through whom they hold Bonds to certify their eligibility to be a holder of New Securities and to complete and sign the Letter of Transmittal in accordance with the instructions set forth therein and deliver such properly completed and executed Letter of Transmittal, together with any other documents required by the Letter of Transmittal, to the Settlement Agent at its address or facsimile number set out on the Letter of Transmittal on or prior to the Cut-Off Date. In addition, the Direct Participant or their intermediary must be instructed to issue matching Bond Instructions to the relevant Clearing System in time for the relevant Clearing System to confirm those Bond Instructions to the Settlement Agent by 12.00 p.m. (Kuala Lumpur time) on the Cut-Off Date.

To hold New Securities, each Bondholder must certify (by checking the appropriate box on the Letter of Transmittal) that such Bondholder is a Qualifying Holder. Each Bondholder will also be deemed to have acknowledged that obtaining or holding the New Securities will not be unlawful in any jurisdiction, or otherwise result in the need for notification, registration, filing or any other action to be taken in any jurisdiction in connection with the Bond Restructuring.

The Bonds and the New Securities have not been and will not be registered under the US Securities Act or any state securities laws and, accordingly, the Bonds and the New Securities may not be held by persons in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of such act and state securities laws. Bondholders will be deemed to have acknowledged the foregoing and that they have obtained and are holding, or will hold, the Bonds or the New Securities in a manner not requiring registration under the US Securities Act. They will also be deemed to have acknowledged, accepted and agreed that the Relevant Shares transferred to the holders of New Warrants upon exercise of the New Warrants may not be offered, sold or otherwise transferred except (A) (i) to a person whom the seller reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A, (ii) in an offshore transaction complying with the provisions of Regulation S or (iii) pursuant to an exemption from registration under the US Securities Act provided by Rule 144 thereunder (if available) and (B) in accordance with all applicable securities laws of the states of the United States and of any other Relevant Jurisdiction.

Bondholders who fail to return a duly completed Letter of Transmittal together with any documentation required to be delivered under the Letter of Transmittal, including delivering matching Bond Instructions to the relevant Clearing System in time for the relevant Clearing System to confirm the Bond Instructions to the Settlement Agent by 12.00 p.m. (Kuala Lumpur time) on the Cut-Off Date, and ticking the appropriate boxes on the Letter of Transmittal, will be deemed to be Non-Qualifying Holders and the New Securities such holders would otherwise have been entitled to hold had they been Qualifying Holders will be transferred to the Settlement Agent and the net sales proceeds thereof paid to such Non-Qualifying Holders as described above.

If the Letter of Transmittal is signed by the Bondholder(s), the signature(s) must correspond with the name(s) as set forth in the relevant Clearing System's security position listing with respect to the relevant Bonds. If any of the Bonds are held by two or more Bondholders, all such Bondholders must sign the Letter of Transmittal. If any of the Bonds are registered in different names on different Bonds, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations.

For the purposes of the Bond Restructuring, each Clearing System, whose agent or nominee is the registered holder of any Bonds, will be deemed to have granted authority to each Direct Participant holding an interest in such Bonds to execute the Letter of Transmittal and Bond Instructions as if such Direct Participant were the Bondholder. Accordingly, for purposes of the Letter of Transmittal, the Bond Instructions and this section, the term "Bondholder" will be deemed to include each such Direct Participant and to exclude the Clearing Systems, their agents and nominees.

If the Letter of Transmittal or any Bonds, proxy or consent is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, agent or other person acting in a fiduciary or representative capacity, such person must so indicate when signing, and proper evidence satisfactory to the Settlement Agent and RHB of the authority of such person so to act must be submitted.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tendered Letters of Transmittal will be resolved by RHB in its sole discretion, which determination will be final and binding. RHB reserves the absolute right to reject any or all certifications that are not in proper form or the acceptance of which may, in the view of counsel for RHB, be unlawful. The interpretation of RHB of the terms and conditions of the Bond Restructuring (including the instructions in the Letter of Transmittal) will be final and binding on all Bondholders including all Bondholders that acquire Bonds after the date of the Bondholders' Meeting but before the Closing Date. Unless waived, any irregularities in connection with the Letter of Transmittal must be cured within such time as RHB determines. Neither RHB nor the Settlement Agent will be under any duty to give notification of any irregularities in such Letters of Transmittal and will not incur liabilities for failure to give such notification. Letters of Transmittal will not be deemed to have been submitted until such irregularities have been cured or waived.

RHB intends to make an application for the New Warrants to be listed on KLSE. If such application is approved, the New Warrants will be deposited and traded through CDS. Accordingly, it will be necessary for each Qualifying Holder to notify RHB in the Letter of Transmittal of the details of its account at CDS as at the Closing Date in order to hold its interest in the New Warrants.

Settlement Agent

A Settlement Agent will be appointed for the Bond Restructuring and the appointment will be notified to Bondholders. Letters of Transmittal and all correspondence in connection with the Bond Restructuring should be sent or delivered by each Bondholder or such Bondholder's broker, dealer, commercial bank, trust company or other nominee to the Settlement Agent at the address, facsimile number and telephone number set forth on the Letter of Transmittal.

The Settlement Agent will act as agent of the Bondholders for the purposes of cancelling the Bonds and replacing them with New Securities on behalf of Qualifying Holders and, on behalf of Non-Qualifying Holders, arranging the sale of New Securities such holders would have been entitled to hold had they been Qualifying Holders. Such sales will be effected by the Settlement Agent on or after the Warrant Transfer Date but the timing and size of any offer or sale of New Securities by the Settlement Agent will otherwise be at the Settlement Agent's sole discretion. In particular, the Settlement Agent may (or may not) have regard to the effect on the market price of the New Securities of any particular offer of New Securities for sale.

New Securities will be sold at the prevailing market price and the Settlement Agent may appoint an agent (such as a broker or dealer) that may be a member of the same group of companies as the Settlement Agent to effect the sales. The Settlement Agent will not have any obligation to obtain the best possible price for New Securities sold on behalf of Non-Qualifying Holders, nor will it be responsible for any loss suffered by such holders arising out of or in connection with the sale of the New Securities.

The Settlement Agent will only account to the Non-Qualifying Holders for the net proceeds of sale (and, if applicable, any net interest payments received by the Settlement Agent from RHB under the terms and conditions of the New Bonds, whilst such New Bonds are held by the Settlement Agent, pending the sale thereof) of the New Securities they would have been entitled to hold had they been a Qualifying Holder when all such New Securities have been sold. In order to produce the same net result for all Non-Qualifying Holders, Non-Qualifying Holders will be entitled to receive a pro-rata share of the net proceeds of all such New Securities sold (and any net interest payments received by the Settlement Agent, as aforesaid) and, as such, will not necessarily be entitled to receive the actual net proceeds of sale of the respective New Securities they would have been entitled to hold had they been Qualifying Holders.

SUMMARY FINANCIAL INFORMATION

Summary financial data of RHB Group

The summary historical financial data as at and for the years ended 30 June 2000 and 30 June 2001 and as at and for the six months ended 31 December 2000 and 31 December 2001 set out below are derived from RHB's consolidated financial statements set out in Schedule 4, part I to this Explanatory Circular. The RHB consolidated financial statements as at and for the years ended 30 June 1999, 30 June 2000 and 30 June 2001 have been audited by PricewaterhouseCoopers. The summary historical financial data as at and for the six months ended 31 December 2000 and 31 December 2001 set out below are unaudited. Such interim financial data is not necessarily indicative of the results of operations for the full fiscal year. The summary historical financial data as at and for the year ended 30 June 1999 are based on the audited financial statements for 1999 as restated to be consistent with the current presentation format. The financial statements of RHB are prepared and presented in accordance with Malaysian GAAP, which differs in certain respects from US GAAP. See "Summary of significant differences between Malaysian GAAP and US GAAP."

	As at, or for the year ended, 30 June			As at, or for the six months ended, 31 December		
	1999	2000	2001	2000	2001	2001
	RM	RM	RM	RM	RM	US
	(RM AND US$ in millions) (except per share data)			(except per share data)		
Income Statement Data:						
Interest income	3,444	3,031	2,801	1,407	1,309	344.5
Interest expense	(2,698)	(1,813)	(1,524)	(791)	(721)	189.6
Net interest income	746	1,217	1,277	617	588	154.7
Net income	1,216	1,858	1,864	920	920	242.1
Operating profit before loans and financing loss and provision	562	928	818	402	397	104.5
Loan and financing loss and provision	(671)	(469)	(547)	(178)	(331)	(87.1)
Operating profit	(109)	459	271	224	66	17.4
Exceptional Items(1)	(493)					
Share of profit/(loss) of an associated company	15	9	(3)	(4)	0	0.0
Profit/(loss) before taxation and Zakat	(588)	468	268	220	66	17.4
Taxation and Zakat/Share of taxation in associated companies	(49)	(208)	(205)	(113)	(87)	(22.9)
Minority interest	38	(324)	(261)	(171)	(103)	(27.1)
Loss after taxation, Zakat and minority interest	(598)	(64)	(198)	(64)	(124)	(32.6)
Loss per share for the financial year/period (sen)—basic EPS(2)	(154)	(19)	(48)	(17)	(29)	(7.7)
Balance Sheet Data:						
Fixed assets	882	849	844	832	864	227.4
Net loans, advances and financing	36,474	35,124	38,130	35,466	36,652	9,645.3
Total assets	60,241	56,766	58,512	57,595	57,758	15,199.5
Borrowings	4,373	3,801	3,843	3,787	3,822	1,005.8
Deposits from customers	35,756	35,694	37,881	37,951	36,234	9,535.3
Total liabilities	59,541	56,147	58,128	57,098	57,510	15,134.2
Total shareholders' equity	700	619	384	531	248	65.3
Key Ratios:						
Return on average assets(3)	-1.1%	-0.5%	-0.3%	-0.2%	-0.2%	-0.2%
Return on average shareholders' equity(4)	-85.4%	-10.0%	-40.8%	-19.3%	-87.2%	-87.2%

Notes:

(1) Exceptional items include loss on disposal of shares in a subsidiary company, loss on winding down of equity financing operations and loss and goodwill written off on disposal of an associated company.

(2) The basic earnings per share has been calculated by dividing RHB Group's loss after taxation, Zakat and minority interest and the irredeemable non-convertible cumulative preference share dividends paid by a subsidiary company by the weighted average number of ordinary shares of RHB in issue during the financial year.

(3) Net profit as a percentage of average assets.

(4) Net profit as a percentage of average shareholders' equity.

Summary financial data of RHB Capital Group

The summary historical financial data as at and for the years ended 30 June 2000 and 30 June 2001 and as at and for the six months ended 31 December 2000 and 31 December 2001 set out below are derived from RHB Capital's consolidated financial statements set out in Schedule 4, part 2. RHB Capital's consolidated financial statements as at and for the year ended 30 June 1999, 30 June 2000 and 30 June 2001 have been audited by PricewaterhouseCoopers. The summary historical financial data as at and for the six months ended 31 December 2000 and 31 December 2001 set out below are unaudited. Such interim financial data is not necessarily indicative of the results of operations for the full fiscal year. The summary historical financial data as at and for the financial year ended 30 June 1999 are based on the audited financial statements for 1999. The financial statements of RHB Capital are prepared and presented in accordance with Malaysian GAAP, which differs in certain respects from US GAAP. See "Summary of significant differences between Malaysian GAAP and US GAAP".

	As at, or for the year ended, 30 June			As at, or for the six months ended, 31 December		
	1999	2000	2001	2000	2001	2001
	RM	RM	RM	RM	RM	US$
	(RM and US$ in millions) (except per share data)			(except per share data)		
Income Statement Data:						
Interest income	3,415	3,051	2,830	1,420	1,329	349.6
Interest expense	(2,353)	(1,646)	(1,362)	(709)	(638)	(167.9)
Net interest income	1,061	1,406	1,468	710	691	181.7
Net income	1,565	2,045	2,055	1,015	1,022	268.9
Operating profit before loans and financing loss and provision	1,026	1,251	1,172	575	581	152.9
Loans and financing loss and provision	(671)	(469)	(547)	(178)	(331)	(87.1)
Operating profit	355	782	625	399	250	65.8
Exceptional items[(1)]	(493)					
Share of profit/(loss) of an associated company	15	9	(3)	(4)	0	0.0
Profit/(loss) before taxation and Zakat	(123)	791	622	393	250	65.8
Taxation and Zakat/Share of taxation in associated companies	(49)	(235)	(208)	(118)	(86)	(22.6)
Minority interest	(82)	(162)	(150)	(93)	(61)	(16.1)
Profit/(loss) after taxation, Zakat and minority interest	(254)	394	263	182	103.0	27.1
Profit/(loss) per share for the financial year/period (sen)—basic EPS[(2)]	(15)	20	12	9	4	1.2
Balance Sheet Data:						
Fixed assets	958	925	921	908	941	247.6
Net loans, advances and financing	36,474	35,124	38,130	35,466	36,652	9,645.3
Total assets	58,210	55,038	57,072	56,405	56,429	14,849.7
Borrowings	1,507	997	1,038	983	1,026	270.0
Deposits from customers	35,756	35,694	37,881	37,951	36,234	9,535.3
Total liabilities	55,276	51,701	53,607	52,588	52,883	13,916.6
Total shareholders' equity	2,934	3,337	3,465	3,457	3,546	933.2
Key Ratios:						
Return on average assets[(3)]	-0.5%	0.7%	0.5%	0.7%	0.4%	0.2%
Return on average shareholders' equity[(4)]	-8.9%	12.5%	7.6%	10.6%	5.9%	2.9%
Net interest margin[(5)]	2.3%	2.5%	2.7%	2.7%	2.3%	2.3%
Net interest spread[(6)]	1.8%	2.2%	2.3%	2.3%	2.1%	2.1%
Non-performing loans/gross loans and advances[(7)]	7.9%	8.3%	11.6%	9.8%	14.5%	14.5%
Provision/Non-performing loans[(7)]	65.2%	68.7%	97.9%	59.8%	43.0%	43.0%

Note:

(1) Exceptional items include loss on disposal of shares in a subsidiary company, loss on winding down of equity financing operations and loss and goodwill written off on disposal of associated companies.

(2) The basic earnings per share has been calculated by dividing RHB Capital Group's loss after taxation, Zakat and minority interest and the irredeemable non-convertible cumulative preference share dividends paid by a subsidiary company by the weighted average number of ordinary shares of RHB Capital in issue during the financial year.

(3) Net profit as a percentage of average assets, based on monthly averages.

(4) Net profit as a percentage of average shareholders' equity, based on monthly averages.
(5) Net interest income/interest earning assets, based on monthly averages.
(6) The difference between the rates of interest earned on average interest earning assets and the rate of interest paid on average interest bearing liabilities, based on monthly averages.
(7) Non-performing loans includes interest-in-suspense.

Summary financial data of Bank Utama

The summary historical financial data as at and for the years ended 31 December 2000 and 31 December 2001 set out below are derived from Bank Utama's audited financial statements set out in Schedule 4, part 3. Bank Utama's financial statements as at and for the year ended 31 December 2000 and 31 December 2001 have been audited by Arthur Andersen and PricewaterhouseCoopers, respectively. The financial statements of Bank Utama are prepared and presented in accordance with Malaysian GAAP, which differs in certain respects from US GAAP. See "Summary of significant differences between Malaysian GAAP and US GAAP".

	As at, or for the year ended, 31 December		
	2000 audited	2001 audited	2001 audited
	RM		US$
	(RM and US$ in millions) (except per share data)		
Income Statement Data:			
Interest income	329	397	104.4
Interest expense	(140)	(195)	(51.3)
Net interest income	189	202	53.2
Net income[1]	250	306	80.5
Operating profit before loan and financing loss and provision	154	208	54.7
Loan and financing loss and provision	(29)	(189)	(49.7)
Operating profit	125	19	5.0
Profit before taxation and Zakat	125	19	5.0
Taxation and Zakat	(6)	0	0.0
Profit after taxation and Zakat	118	19	5.0
Profit per share for the financial year (sen)	15	2	0.6
Balance Sheet Data:			
Fixed asset	25	23	6.1
Net loans, advances and financing	4,170	4,849	1,276.1
Total assets	6,479	8,710	2,292.1
Long-term borrowings	87	87	22.9
Deposits from customers	4,739	6,952	1,829.5
Total liabilities	5,679	7,891	2,076.6
Total shareholders' equity	800	819	215.5
Key Ratios:			
Return on average assets[2]	2.0%	0.3%	0.3%
Return on average shareholders' equity[3]	16.0%	2.3%	2.3%
Net interest margin[4]	3.3%	2.8%	2.8%
Net interest spread[5]	3.1%	2.6%	2.6%
Non-performing loans/gross loans and advances[6]	27.4%	27.5%	27.5%
Provision/Non-performing loans[6]	32.8%	35.9%	35.9%

Notes:
(1) Net income includes gross dividends from associated companies.
(2) Net profit as a percentage of average assets, based on yearly averages.
(3) Net profit as a percentage of average shareholders' equity, based on shareholders' equity.
(4) Net interest income/interest earning assets, based on yearly averages.
(5) The difference between the rates of interest earned on average interest earning assets and the rate of interest paid on average interest bearing liabilities, based on yearly averages.
(6) Non-performing loans includes interest-in-suspense.

Capitalisation of RHB Group

The following table set out the capitalisation (deposits, borrowings and shareholders' equity) of RHB Group, on a consolidated basis, (i) as at 31 December 2001 and (ii) on a pro forma basis to give effect to the Proposed Group Restructuring Scheme, the Bond Restructuring and the restructuring of other RHB borrowings. See "Summary pro forma financial information". Except as set out below, there has been no material change in the capitalisation of RHB Group since 31 December 2001.

	As at 31 December 2001		
	Historical	Pro forma	
	(unaudited) RM	(unaudited) RM	US$
	(RM and US$ in millions)		
Deposits and borrowings:			
Deposits from customers	36,234	43,186	11,364.6
Deposits and placements of banks and financial institutions	5,697	6,067	1,596.6
Borrowings(1)	3,822	3,080	810.6
Total deposits and borrowings	45,753	52,333	13,771.8
Shareholders' equity:			
Share capital(2)	464	858	225.7
Share premium(2)	887	1,400	368.3
Reserves	(1,103)	(1,134)	298.3
Total shareholders' equity	248	1,124	295.7
Total	46,000	53,457	14,067.5

Notes:

(1) The pro forma figure reflects the proposed repayment of RM1,200 million short-term borrowings by RHB and RHB Capital respectively and the proposed repayment of RM208 million by RHB Bank's subsidiaries, funded by RHB Bank; partially off-set by the proposed issuance of RM332 million RHB Capital redeemable unsecured bonds for the proposed privatisation of RHB Sakura and the capitalisation of the "yield to put premium" of RM248 million to the principal amount of the Bonds as a result of the Bond Restructuring.

(2) The pro forma figure reflects the RHB shares outstanding and RHB shares at an assumed price of RM2.30 per share that will be issued pursuant to the Proposed Voluntary Partial Offer for RHB Capital Shares and RHB Capital Warrants assuming RHB achieves target ownership of 75.0% of the shares and warrants of RHB Capital.

Capitalisation of RHB Capital Group

The following table set out the capitalisation (deposits, borrowings and shareholders' equity) of RHB Capital Group, on a consolidated basis, (i) as at 31 December 2001 and (ii) on a pro forma basis to give effect to the Proposed Group Restructuring Scheme. Except as set out below, there has been no material change in the capitalisation of RHB Capital Group since 31 December 2001.

	As at 31 December 2001		
	Historical	Pro forma	
	(unaudited) RM	(unaudited) RM	US$
	(RM and US$ in millions)		
Deposits and borrowings:			
Deposits from customers	36,234	43,186	11,364.6
Deposits and placements of banks and financial institutions	5,697	6,067	1,596.6
Borrowings[(1)]	1,026	1,037	272.8
Total deposits and borrowings	42,957	50,290	13,234.0
Shareholders' equity:			
Share capital	1,824	1,824	479.9
Share premium	1,115	1,115	293.3
Reserves	608	508	133.6
Total shareholders' equity	3,546	3,446	906.8
Total	46,504	53,735	14,140.9

Note:

(1) The pro forma figure reflects the proposed repayment of RM200 million short-term borrowings by RHB Capital and the proposed repayment of RM208 million short term borrowings by RHB Bank's subsidiaries, funded by RHB Bank, partially off-set by the proposed issuance of RM332 million RHB Capital redeemable unsecured bonds for the proposed privatisation of RHB Sakura.

SUMMARY PRO FORMA FINANCIAL INFORMATION

Summary pro forma combined financial data of RHB Group

The unaudited pro forma combined financial information set out below gives effect to the Proposed Group Restructuring Scheme, the Bond Restructuring and the restructuring of certain other RHB borrowings and certain other items set out below. This information has been prepared solely for illustrative purposes based on the following basis:

- The pro forma combined financial information for the twelve months ended 30 June 2001 has been derived from the audited consolidated balance sheet and income statement of RHB as at and for the financial year ended 30 June 2001 and the unaudited balance sheet and income statement of Bank Utama as at and for the twelve months ended 30 June 2001, after giving effect to the pro forma adjustments deemed appropriate by RHB as described in the accompanying notes. RHB's financial year ends on 30 June and Bank Utama's ends on 31 December. Bank Utama's income statement for the twelve months ended 30 June 2001 has been derived from Bank Utama's audited income statements for the twelve months ended 31 December 2000 after subtracting Bank Utama's unaudited income statement for the six months ended 30 June 2000 combined with Bank Utama's unaudited income statement for the six months ended 30 June 2001.
- The pro forma combined financial information for the six months ended 31 December 2001 has been derived from the unaudited consolidated balance sheets and income statement of RHB as at and for the six months ended 31 December 2001, the audited balance sheet of Bank Utama as at 31 December 2001 and the unaudited income statement of Bank Utama for the six months ended 31 December 2001, after giving effect to the pro forma adjustments deemed appropriate by RHB as described in the accompanying notes. Bank Utama's income statement for the six months ended 31 December 2001 has been derived from Bank Utama's audited income statements for the twelve months ended 31 December 2001 after subtracting Bank Utama's unaudited income statement for the six months ended 30 June 2001.

The pro forma adjustments have been calculated as if the Proposed Group Restructuring Scheme, the Bond Restructuring and the restructuring of RHB's other borrowings and other items described below had taken place on the first day of the respective accounting periods presented. The pro forma combined financial information does not purport to be indicative of RHB's consolidated financial position or results of operation had the Proposed Group Restructuring Scheme been completed as of the beginning of the periods presented or to project RHB's consolidated financial position or results of operations for future periods.

In addition to pro forma adjustments relating to the Proposed Group Restructuring Scheme and the Bond Restructuring, the pro forma combined financial information includes the following material adjustments. These adjustments are shown for illustrative purposes only:

(i) The amortisation of shortfalls in the value of loans and advances sold to Danaharta arising from the difference between the carrying value and the consideration received from the sale of those loans and advances has been reversed. As permitted by Bank Negara Malaysia's guidelines on loans sold to Danaharta, Malaysian banks are allowed to amortise such shortfalls over five years unless it is established that there is no prospect of recovery of such shortfalls. (Under US GAAP, such shortfalls would have been accounted for as falling in the year of sale rather than amortised over five years.);

(ii) Goodwill has not been amortised and the charge made to the Malaysian statutory income statement has been reversed. With effect from July 2002, the directors of RHB intend to change the accounting policy relating to goodwill from the amortisation of goodwill over a maximum period of 20 years, to non-amortisation of goodwill subject to impairment review; and

(iii) The proforma combined financial information also reflects the proposed repayment of RM221 million short-term borrowings by RHB Bank's subsidiaries, funded by RHB Bank, to reduce the borrowings of RHB Bank's subsidiaries.

The pro forma combined financial information should be read in conjunction with the audited consolidated financial statements of RHB and Bank Utama and other information included elsewhere in this Explanatory Circular.

RHB Group pro forma income statement for the year ended 30 June 2001

	For the year ended 30 June 2001				
	RHB Group (audited)	Bank Utama (unaudited)	Adjustments	Pro forma (unaudited)	
	RM	RM	RM	RM	US$
	(RM and US$ in millions)				
Interest income	2,801	348	—	3,149	828.6
Interest expense	(1,524)	(165)	(133)	(1,822)[(1)]	(479.6)
Net interest income	1,277	183	(133)	1,326	348.9
Income from Skim Perbankan Islam	48	13	—	62	16.2
	1,325	196	(133)	1,388	365.2
Non interest income	539	54	—	593	156.0
Net income	1,864	250	(133)	1,981	521.2
Overhead expenses	(1,046)	(102)	211	(936)[(2)]	(246.4)
Operating profits before loans and financing loss and provision	818	148	78	1,044	274.8
Loans and financing loss and provision	(547)	(103)	255	(395)[(3)]	(103.8)
Operating profit	271	45	334	649	171.0
Share of profit/(loss) of an associated company	(3)	—	—	(3)	(0.8)
Profits before taxation and Zakat	268	45	334	646	170.1
Taxation & Zakat/share of taxation in associated companies	(205)	(6)	(48)	(259)[(4)]	(68.2)
Profits after taxation and Zakat	63	39	285	387	102.0
Minority interests	(261)	—	(10)	(271)[(5)]	(71.4)
Profit after taxation, Zakat and minority interests	(198)	39	275	116	30.5

Notes:

(1) The pro forma adjustment to interest expense reflects the additional net interest expense of RM124 million arising from (i) the proposed issuance of RHB ICULS, (ii) the proposed issuance of sub-debt by RHB Bank and RHB Sakura, (iii) the proposed issuance of bonds by RHB Capital, (iv) the deemed interest expense attributable to internally generated funds used by RHB Sakura for the proposed transfer of the Securities Companies from RHB Capital to RHB Sakura, (v) the deemed interest expense attributable to internally generated funds used by RHB Bank Group for the proposed acquisition and transfer of RHB Leasing and RHB Capital Properties by RHB Delta Finance and RHB Bank, respectively, and (vi) the deemed interest expense attributable to internally generated funds used by RHB Bank Group for the proposed repayment of RM221 million short-term borrowings by RHB Bank subsidiaries; off-set by pro forma interest expense savings resulting from (i) the proposed repayment of RM1,200 million short term borrowings by RHB and RHB Capital, respectively and (ii) the proposed repayment of RM221 million short term borrowings by RHB Bank's subsidiaries, funded by RHB Bank. The pro forma adjustment to interest expense also reflects an additional net interest expense of RM9 million arising from the differences in accreted values and interest expenses between the Bonds and the New Bonds.

(2) The pro forma adjustment to overhead expenses reflects (i) an estimated reduction of RM50 million to reflect approximate synergies and cost savings projected to arise from the merger of RHB Bank and Bank Utama, (ii) the reversal of the amortisation of exchange loss of RM51 million on the Bonds which would be fully amortised by 30 June 2002, and (iii) a reduction of RM110 million arising from the non-amortisation of goodwill due to a change in the accounting policy with respect to goodwill (as described above). With effect from 1 July 2002, the directors of RHB intend to change the accounting policy relating to goodwill from the amortisation of goodwill over a maximum period of 20 years, to non-amortisation of goodwill subject to impairment review.

(3) The pro forma adjustment to loan and financing loss and provisions of RM255 million reflects the reversal of the amortisation in the financial year ended 30 June 2001 of the shortfalls on loans and advances sold in the financial years ended 30 June 1999 and 2000 to Danaharta, which arose from the difference between the carrying value and the consideration received by RHB Group from the sale of those loans and advances to Danaharta. Under Bank Negara Malaysia's guidelines on loans sold to Danaharta, these shortfalls were allowed to be amortised over five years in the statutory financial statements of Malaysian banks, unless it is established that there is no prospect of recovery of such shortfalls (Under US GAAP the shortfalls would have been accounted for as falling in the year of the sale).

(4) The pro forma adjustment to taxation reflects the increased pro forma taxable profits resulting from the pro forma adjustments for lower overhead expenses, lower loan and financing loss and provisions and certain expenses related to the pro forma adjustments described in Notes (1) to (3) above, mainly goodwill, not deductible for tax purposes, which were off-set by higher interest expense.

(5) The pro forma adjustment to minority interest reflects the proposed reduction in effective equity interest of RHB Capital in RHB Capital Properties from 100.0% to 70.0% and the additional profits attributable to the minority interest of RHB Bank arising from the additional pro forma contribution from Bank Utama's banking business and the pro forma adjustments described in Notes (1) to (4) above; partially off-set by RHB's proposed increased in equity interest in RHB Capital, assuming the maximum acceptance of 75.0% under the Proposed Voluntary Partial Offer and RHB Capital's proposed increased equity interest in RHB Sakura and Straits Asset Holdings Sdn. Bhd. to 100.0%.

RHB Group pro forma balance sheet as at 30 June 2001,

	As at 30 June 2001				
	RHB Group (audited)	Bank Utama (unaudited)	Adjustments	Pro forma (unaudited)	
	RM	RM	RM	RM	US$
	(RM and US$ in millions)				
Assets:					
Cash and short-term funds	4,129	42	(774)	3,397(1)	893.9
Deposits and placements with financial institutions	1,239	2,001	—	3,240	852.7
Dealing securities	4,762	—	—	4,762	1,253.1
Investment securities	5,323	1,209	—	6,532	1,718.9
Loans, advances and financing	38,130	4,173	—	42,303	11,132.4
Clients' and brokers' balances	105	—	—	105	27.8
Tax recoverable	71	—	—	71	18.6
Other assets	399	56	—	454	119.6
Amount recoverable from Danaharta	185	—	—	185	48.6
Statutory deposits	1,020	253	—	1,273	334.9
Fixed assets	844	22	—	866	227.8
Goodwill	1,761	—	1,414	3,175(2)	835.4
Investments in associated companies	50	3	—	53	14.0
Unrealised loss on translation of foreign currency loans	51	—	—	51	13.4
Properties under development	350	—	—	350	92.1
Real property assets	94	—	—	94	24.7
Total assets	58,512	7,758	640	66,911	17,608.0
Liabilities and shareholders' equity:					
Deposits from customers	37,881	6,045	—	43,926	11,559.4
Deposits and placements of banks and financial institutions	4,154	512	—	4,667	1,228.2
Clients' and brokers' balances	94	—	—	94	24.7
Obligations on securities sold under repurchased agreements	1,835	—	—	1,835	482.9
Bills and acceptances payable	4,769	246	—	5,015	1,319.7
Taxation	498	—	—	498	131.1
Deferred taxation	4	—	—	4	1.1
Other liabilities	1,085	102	(191)	996(3)	262.1
Borrowings	3,843	87	(842)	3,088(4)	812.7
Subordinated debt	—	—	1,765	1,765(5)	464.5
RHB ICULS	—	—	1,257	1,257(6)	330.8
Irredeemable convertible non-secured preference shares	1,104	—	—	1,104	290.7
	55,268	6,992	1,989	64,249	16,907.5
Minority interests	2,860	—	(1,430)	1,430(7)	376.3
Total liabilities	58,128	6,992	559	65,679	17,283.8
Share capital	463	800	(406)	858(8)	225.7
Share premium	887	—	513	1,400(8)	368.3
Reserves	398	—	—	398	104.9
Retained profits	(1,365)	(33)	(25)	(1,424)(9)	(374.7)
Total shareholders' equity	384	767	82	1,232	324.2
Total liabilities and shareholders' equity	58,512	7,758	640	66,911	17,608.0

Notes:

(1) RHB Group's pro forma reduction in cash and short term funds reflects the net cash utilised for (i) the proposed acquisition of the entire equity interest in Bank Utama of RM700 million, (ii) the proposed privatisation of RHB Sakura in the amount of RM310 million, (iii) the proposed transfer of business and acquisition of 37.0% equity interest in Straits Asset Holdings Sdn. Bhd. and 30.0% equity interest in RHB Leasing of RM83 million, (iv) the proposed repayment of RM400 million short term borrowings by RHB and RHB Capital respectively and the proposed repayment of RM221 million short-term borrowings by RHB Bank's subsidiaries, funded by RHB Bank, and (v) the proposed payment of RM25 million net of RM75 million eliminated on consolidation of dividends by RHB Capital to its shareholders, partially off-set by the receipt of proceeds resulting from the proposed placement of RM965 million RHB Bank Sub-Debt and RHB Sakura sub-debt. Since the actual purchase consideration for the respective purchases have yet to be determined, the indicative considerations stated in the Announcement have been adopted in preparing the pro forma combined financial information.

(2) The pro forma adjustment to goodwill arises from (i) the proposed acquisition of the entire interest in Bank Utama in the amount of RM583 million, (ii) the Proposed Voluntary Partial Offer to increase RHB's equity interest in RHB Capital Shares and RHB Capital Warrants from 55.4% to 75%, assuming the maximum acceptance bringing RHB's holding in RHB Capital to 75.0%, in the amount of

RM585 million, (iii) the proposed privatisation of RHB Sakura in the amount of RM229 million and (v) the proposed acquisition of 37.0% and 30.0% equity interest in Straits Assets Holdings Sdn. Bhd. and RHB Leasing respectively in the amount of RM16 million. Due to the change in accounting policy relating to goodwill, the goodwill of RM1.414 million arising from the proposed transactions above will not be amortised and is subject to impairment review. Refer to Note (2) of the pro forma income statement above for further details.

(3) The pro forma adjustment to other liabilities reflects the reclassification of the amount accrued for the capitalisation of the "yield to put premium" to the principal amount of the existing Bonds as a result of the Bonds restructuring. Refer to Note (4) below.

(4) The pro forma adjustment to borrowings reflects the proposed repayment of RM1,200 million short-term borrowings by RHB and RHB Capital, respectively, and the proposed repayment of RM221 million short-term borrowings by RHB Bank's subsidiaries, funded by RHB Bank. The decrease in borrowings is partially off-set by the proposed issuance of RM332 million RHB Capital redeemable unsecured bonds for the proposed privatisation of RHB Sakura and the capitalisation of the yield to put accrued to the principal amount of the existing Bonds of RM248 million into the principal of the New Bonds as a result of the Bond Restructuring.

(5) The pro forma creation of sub-debt reflects the proposed issuance of RM1,600 million and RM165 million RHB Bank Sub-debt and RHB Sakura sub-debt as consideration for the proposed acquisition of Bank Utama and proposed transfer of the Securities Companies from RHB Capital to RHB Sakura, respectively.

(6) This arises on the proposed issuance of RHB ICULS A and RHB ICULS B to finance in part the proposed acquisition of the entire equity interest in Bank Utama and the Proposed Voluntary Partial Offer to increase RHB's interest in RHB Capital Shares and RHB Capital Warrants to 75.0% (assuming maximum acceptance of 75.0%).

(7) The pro forma reduction in minority interest arises from the Proposed Voluntary Partial Offer for RHB Capital Shares and RHB Capital Warrants and the proposed privatisation of RHB Sakura, of which RHB's equity interest in RHB Capital will increase from 55.4% to 75.0% (assuming the maximum acceptance of 75.0%) and RHB Capital's equity interest in RHB Sakura will increase from 51.0% to 100.0% and the proposed acquisition by RHB Capital and RHB Delta Finance Berhad of 37.0% and 30.0% equity interest in Straits Assets Holdings Sdn Bhd and RHB Leasing, respectively, partially off-set by the reduction in RHB Capital's effective interest in RHB Capital Properties from 100.0% to 70.0% as a result of the proposed transfer of RHB Capital's interest in RHB Capital Properties to RHB Bank and the increase in minority shareholder's interest arising from the proposed acquisition of Bank Utama.

(8) The pro forma adjustment reflects the RHB shares at an assumed price of RM2.30 per share, that will be issued pursuant to the Proposed Voluntary Partial Offer for RHB Capital Shares and RHB Capital Warrants, partially off-set by the elimination of share capital of Bank Utama upon consolidation with RHB Bank resulting from the proposed acquisition by RHB Bank.

(9) The pro forma adjustment reflects the elimination of pre-acquisition reserves of Bank Utama of RM33 million as a result of the proposed acquisition by RHB Bank and the additional yield to put to be accrued to the principal of the New Bonds. It is partially off-set by the gain on disposal of RHB's 1.6% equity interest in RHB Sakura pursuant to the proposed privatisation of RHB Sakura by RHB Capital.

RHB Group pro forma income statement for the six months ended 31 December 2001

	For the six months ended 31 December 2001				
	RHB Group (unaudited)	Bank Utama (unaudited)	Adjustments	Pro forma (unaudited)	
	RM	RM	RM	RM	US$
	(RM and US$ in millions)				
Interest income	1,309	216	—	1,525	401.3
Interest expense	(721)	(99)	(65)	(885)[(1)]	(232.8)
Net interest income	588	117	(65)	640	168.6
Income from Skim Perbankan Islam	38	13	—	51	13.4
	626	130	(65)	691	181.9
Non interest income	294	63	—	357	93.9
Net income	920	193	(65)	1,048	275.8
Overhead expenses	(523)	(48)	107	(464)[(2)]	(122.1)
Operating profits before loan and financing loss and provision	397	145	42	584	153.7
Loans and financing loss and provision	(331)	(93)	44	(380)[(3)]	(100.0)
Operating profits	66	52	86	204	53.9
Share of profits of an associated companies	—	—	—	—	—
Profit before taxation and Zakat	66	52	86	204	54.0
Taxation & Zakat/share of taxation in associated companies	(87)	—	(1)	(88)[(4)]	(23.2)
Profit/(loss) after taxation and Zakat	(21)	52	85	117	30.8
Minority interests	(103)	—	3	(100)[(5)]	(26.4)
Profit/(loss) after taxation, Zakat and minority interests	(124)	52	88	16	4.4

Notes:

(1) The pro forma adjustment to interest expense reflects the additional net interest expense of RM62 million arising from (i) the proposed issuance of RHB ICULS, (ii) the proposed issuance of sub-debt by RHB Bank and RHB Sakura, (iii) the proposed issuance of bonds by RHB Capital, (iv) the deemed interest expense attributable to internally generated funds used by RHB Sakura for the proposed transfer of the Securities Companies from RHB Capital to RHB Sakura, and (v) the deemed interest expense attributable to internally generated funds used by RHB Bank Group, for the proposed acquisition and transfer of RHB Leasing and RHB Capital Properties by RHB Delta Finance and RHB Bank, respectively and (vi) the deemed interest expense attributable to internally generated funds used by RHB Bank Group for the proposed repayment of RM208 million short-term borrowings by RHB Bank subsidiaries, funded by RHB Bank, off-set by pro forma interest expense savings resulting from (i) the proposed repayment of RM1,200 million short-term borrowings by RHB and RHB Capital, respectively, and (ii) the proposed repayment of RM208 million short-term borrowings by RHB Bank's subsidiaries. The pro forma adjustment to interest expense also reflects an additional net interest expense of RM3 million arising from the differences in accreted values and interest expense between the existing Bonds and the proposed New Bonds.

(2) The pro forma adjustment to overhead expenses reflects (i) an estimated reduction of RM25 million to reflect approximate synergies and cost savings projected to arise from the merger of RHB Bank and Bank Utama, (ii) the reversal of the amortisation of exchange loss of RM26 million on the Bonds which would be fully amortised by 30 June 2002, and (iii) a reduction of RM57 million arising from the non-amortisation of goodwill due to a change in the accounting policy with respect to goodwill (as described above). With effect from 1 July 2002, the directors of RHB intend to change the accounting policy relating to goodwill from the amortisation of goodwill over a maximum period of 20 years, to non-amortisation of goodwill subject to impairment review.

(3) The pro forma adjustment to loan and financing loss and provisions of RM44 million reflects the reversal of the amortisation in the six months ended 31 December 2001 of the shortfalls on loans and advances sold in the financial years ended 30 June 1999 and 2000 to Danaharta, which arose from the difference between the carrying value and the consideration received by RHB Group from the sale of those loans and advances to Danaharta. Under Bank Negara Malaysia's guidelines on loans sold to Danaharta, these shortfalls were allowed to be amortised over five years in the statutory financial statements of Malaysian banks, unless it is established that there is no prospect of recovery of such shortfalls (Under US GAAP, the shortfalls would have been accounted for as falling in the year of the sale).

(4) The pro forma adjustment to taxation reflects the increase in pro forma taxable profits resulting from the pro forma adjustments for lower overhead expenses, lower loan and financing loss and provisions and certain expenses related to the pro forma adjustments described in Notes (1) to (3) above, mainly goodwill, not deductible for tax purposes, which were off-set by higher interest expense.

(5) The pro forma adjustment to minority interest reflects RHB's proposed increased in equity interest in RHB Capital, assuming the maximum acceptance of 75.0% under the Proposed Voluntary Partial Offer for RHB Capital, RHB Capital's proposed increased equity interest in RHB Sakura and Straits Asset Holdings Sdn. Bhd. of 100.0%, partially off-set by the proposed reduction in effective equity interest of RHB Capital in RHB Capital Properties from 100.0% to 70.0% and the additional profits attributable to the minority interest of RHB Bank arising from the additional pro forma contribution from Bank Utama's banking business and the pro forma adjustments described in Notes (1) to (4) above.

RHB Group pro forma balance sheet as at 31 December 2001

	RHB Group (unaudited)	Bank Utama (audited)	Adjustments	Pro forma (unaudited)	
	As at 31 December 2001				
	RM	RM	RM	RM	US$
	(RM and US$ in millions)				
Assets:					
Cash and short-term funds	3,783	44	(761)	3,066	806.8
Securities purchase under resale agreements	8	—	—	8[1]	2.1
Deposits and placements with financial institutions	823	1,282	—	2,105	554.1
Dealing securities	5,881	866	—	6,747	1,775.5
Investment securities	5,721	1,304	—	7,025	1,848.7
Loans, advances and financing	36,652	4,849	—	41,501	10,921.5
Clients' and brokers' balances	133	—	—	133	35.0
Tax recoverable	76	—	—	76	20.0
Deferred taxation benefit	34	—	—	34	9.0
Other assets	414	63	—	477	125.4
Amount recoverable from Danaharta	138	1	—	139	36.9
Statutory deposits	1,027	274	—	1,301	342.4
Fixed assets	864	23	—	887	233.3
Goodwill	1,704	—	1,350	3,054	803.6
Investments in associated companies	32	4	—	36[2]	9.4
Unrealised loss on translation of foreign currency loans	26	—	—	26	6.8
Properties under development	349	—	—	349	91.8
Real property assets	93	—	—	93	24.3
Total assets	57,758	8,710	589	67,057	17,646.7
Liabilities and shareholders' equity:					
Deposits from customers	36,234	6,952	—	43,186	11,364.7
Deposits and placements of banks and financial institutions	5,697	370	—	6,067	1,596.6
Clients' and brokers' balances	124	—	—	124	32.6
Obligations on securities sold under repurchased agreements	1,800	—	—	1,800	473.8
Bills and acceptances payable	3,863	221	—	4,084	1,074.8
Amount due to Cagamas	391	161	—	552	145.2
Taxation	316	—	—	316	83.2
Other liabilities	1,264	100	(219)	1,145[3]	301.1
Borrowings	3,822	87	(829)	3,080[4]	810.6
Subordinated debt	—	—	1,765	1,765[5]	464.5
RHB ICULS	—	—	1,257	1,257[6]	330.8
Irredeemable convertible non-secured preference shares	1,104	—	—	1,104	290.7
	54,615	7,891	1,974	64,480[7]	16,968.5
Minority interests	2,895	—	(1,442)	1,453	382.4
Total liabilities	57,510	7,891	532	65,933	17,350.9
Share capital	463	800	(406)	857[8]	225.5
Share premium	887	—	513	1,400[8]	368.3
Reserves	424	—	—	424	111.5
(Accumulated losses)/Retained profits	(1,526)	19	(50)	(1,557)[9]	(409.8)
Total shareholders' equity	248	819	57	1,124	295.8
Total liabilities and shareholders' equity	57,758	8,710	589	67,057	17,646.7

Notes:

(1) RHB Group's pro forma reduction in cash and short term funds reflects the net cash utilised for (i) the proposed acquisition of the entire equity interest in Bank Utama in the amount of RM700 million, (ii) the proposed privatisation of RHB Sakura in the amount of RM310 million, (iii) the proposed transfer of business and acquisition of 37.0% equity interest in Straits Asset Holdings Sdn. Bhd. and 30.0% equity interest in RHB Leasing in the amount of RM83 million, (iv) the proposed repayment of RM400 million short term borrowings by RHB and RHB Capital and the proposed repayment of RM208 million short-term borrowings by RHB Bank's subsidiaries, funded by RHB Bank, and (v) the proposed payment of RM25 million (net of RM75 million eliminated on consolidation) of dividends by RHB Capital to its shareholders, partially off-set by the receipt of proceeds resulting from the proposed placement of RM965 million RHB Bank Sub-Debt and RHB Sakura sub-debt. Since the actual purchase consideration for the respective purchases have yet to be determined, the indicative considerations stated in the Announcement have been adopted in preparing the pro forma combined financial information.

(2) The pro forma adjustment to goodwill arises from (i) the proposed acquisition of the entire equity interest in Bank Utama in the amount of RM547 million, (ii) the Proposed Voluntary Partial Offer to increase RHB's equity interest in RHB Capital Shares and RHB Capital Warrants from 55.4% to 75.0%, assuming the maximum acceptance bringing RHB's holding in RHB Capital to 75.0%, in the amount of RM570 million, (iii) the proposed privatisation of RHB Sakura in the amount of RM220 million and (iv) the proposed

acquisition of 37.0% and 30.0% equity interest in Straits Asset Holdings Sdn. Bhd. and RHB Leasing, respectively, in the amount of RM13 million. Due to the change in accounting policy relating to goodwill, the goodwill of RM1350 million arising from the proposed transactions above will not be amortised and is subject to impairment review. Refer to Note (2) of the pro forma income statement for further details.

(3) The proforma adjustment to other liabilities reflects the reclassification of the amount accrued for the capitalisation of the 'yield to premium' to the principal amount of the existing Bonds as a result of the Bonds restructuring. Refer to Note (4) below.

(4) The pro forma adjustment to borrowings reflects the proposed repayment of RM1,200 million short-term borrowings by RHB and RHB Capital, respectively, and the proposed repayment of RM208 million by RHB Bank's subsidiaries, funded by RHB Bank. The decrease in borrowings is partially off-set by the proposed issuance of RM332 million RHB Capital redeemable unsecured bonds for the proposed privatisation of RHB Sakura and the capitalisation of the yield to put accrued to the principal amount of the existing Bonds of RM248 million into the principal of the New Bonds.

(5) The pro forma creation of sub-debt reflects the proposed issuance of RM1,600 million and RM165 million sub-debt by RHB Bank and RHB Sakura as consideration for the proposed acquisition of Bank Utama and proposed transfer of the Securities Companies from RHB Capital to RHB Sakura, respectively.

(6) This arises on the proposed issuance of RHB ICULS A and RHB ICULS B to finance in part the proposed acquisition of the entire equity interest in Bank Utama and the Proposed Voluntary Partial Offer to increase RHB's equity interest in RHB Capital from 55.4% to 75.0% assuming the maximum acceptance of 75.0%.

(7) The pro forma reduction in minority interest arises from the Proposed Voluntary Partial Offer on RHB Capital Shares and RHB Capital Warrants and the proposed privatisation of RHB Sakura, of which RHB's equity interest in RHB Capital will increase from 55.4% to 75.0% (assuming the maximum acceptance of 75.0%) and RHB Capital's equity interest in RHB Sakura will increase from 51.0% to 100.0% and the proposed acquisition by RHB Capital and RHB Delta Finance of 37.0% and 30.0% equity interest in Straits Asset Holdings Sdn. Bhd. and RHB Leasing respectively, partially off-set by the reduction in RHB Capital's effective interest in RHB Capital Properties from 100.0% to 70.0% as a result of the proposed transfer of RHB Capital's interest in RHB Capital Properties to RHB Bank and the increase in minority shareholders' interest arising from the proposed acquisition of Bank Utama by RHB Bank.

(8) The pro forma adjustment reflects the RHB shares at an assumed price of RM2.30 per share, that will be issued pursuant to the Proposed Voluntary Partial Offer for RHB Capital Shares and RHB Capital Warrants, partially off-set by the elimination of share capital of Bank Utama upon consolidation with RHB Bank resulting from the proposed acquisition.

(9) The pro forma adjustment reflects the elimination of pre-acquisition reserves of Bank Utama of RM19 million as a result of the proposed acquisition by RHB Bank and the additional yield to put to be accrued to the principal of the New Bonds. It is partially off-set by the gain on disposal of RHB's 1.6% equity interest in RHB Sakura pursuant to the proposed privatisation of RHB Sakura by RHB Capital.

Summary pro forma combined financial data of RHB Capital Group

The unaudited pro forma combined financial information set out below gives effect to the Proposed Group Restructuring Scheme and the repayment of RHB Capital's borrowings and certain other items set out below. This information has been prepared solely for illustrative purposes based on the following basis:

- The pro forma combined financial information as at and for the twelve months ended 30 June 2001 has been derived from the audited consolidated balance sheet and income statement of RHB Capital as at and for the financial year ended 30 June 2001 and the unaudited balance sheet and income statement of Bank Utama as at and for the twelve months ended 30 June 2001, after giving effect to the pro forma adjustments deemed appropriate by RHB Capital Group as described in the accompanying notes. RHB Capital's financial year ends on 30 June, and Bank Utama's ends on 31 December. Bank Utama's income statement for the twelve months ended 30 June 2001 has been derived from Bank Utama's audited income statements for the twelve months ended 31 December 2000 after subtracting Bank Utama's unaudited income statement for the six months ended 30 June 2000 combined with Bank Utama's unaudited income statement for the six months ended 30 June 2001.
- The pro forma combined financial information for the six months ended 31 December 2001 has been derived from the unaudited consolidated balance sheets and income statement of RHB Capital as at and for the six months ended 31 December 2001, the audited balance sheet of Bank Utama as at 31 December 2001 and the unaudited income statement of Bank Utama for the six months ended 31 December 2001, after giving effect to the pro forma adjustments deemed appropriate by RHB Capital Group as described in the accompanying notes. Bank Utama's income statement for the six months ended 31 December 2001 has been derived from Bank Utama's audited income statements for the twelve months ended 31 December 2001 after subtracting Bank Utama's unaudited income statement for the six months ended 30 June 2001.

The pro forma adjustments have been calculated as if the Proposed Group Restructuring Scheme and the repayment of RHB Capital's borrowings and other items described below had taken place on the first day of the respective accounting periods presented. The pro forma combined financial information does not purport to be indicative of RHB Capital's consolidated financial position or results of operation had the Proposed Group Restructuring Scheme been completed as of the beginning of the periods presented or to project RHB Capital's consolidated financial position or results of operations for future periods.

In addition to pro forma adjustments relating to the Proposed Group Restructuring Scheme, the pro forma combined financial information includes the following material adjustments. These adjustments are shown for illustrative purposes only:

(i) The amortisation of shortfalls in the value of loans and advances sold to Danaharta arising from the difference between the carrying value and the consideration received from the sale of those loans and advances has been reversed. As permitted by Bank Negara Malaysia's guidelines on loans sold to Danaharta, Malaysian banks are allowed to amortise such shortfalls over five years unless it is established that there is no prospect of recovery of such shortfalls. (Under US GAAP, such shortfalls would have been accounted for as falling in the year of sale rather than amortised over five years.);

(ii) Goodwill has not been amortised and the charge made to the Malaysian statutory income statement has been reversed. With effect from July 2002, the directors of RHB Capital intend to change the accounting policy relating to goodwill from the amortisation of goodwill over a maximum period of 20 years, to non-amortisation of goodwill subject to impairment review; and

(iii) The proforma combined financial information also reflects the proposed repayment of RM221 million short-term borrowings by RHB Bank's subsidiaries, funded by RHB Bank, to reduce the borrowings of RHB Bank's subsidiaries.

The pro forma combined financial information should be read in conjunction with the audited consolidated financial statements of RHB Capital and Bank Utama and other information included elsewhere in this Explanatory Circular.

RHB Capital Group pro forma income statement for the year ended 30 June 2001

	For the year ended 30 June 2001				
	RHB Capital Group (audited)	Bank Utama (unaudited)	Adjustments	Pro forma (unaudited)	
	RM	RM	RM	RM	US$
	(RM and US$ in millions)				
Interest income	2,830	348	—	3,178	836.3
Interest expense	(1,362)	(165)	(134)	(1,660)[1]	(437.0)
Net interest income	1,468	183	(134)	1,517	399.2
Income from Skim Perbankan Islam	48	13	—	62	16.2
	1,517	196	(134)	1,579	415.5
Non interest income	538	54	—	592	155.8
Net income	2,055	250	(134)	2,171	571.3
Overhead expenses	(883)	(102)	63	(921)[2]	(242.5)
Operating profit before loans and financing loss and provision	1,172	148	(71)	1,249	328.8
Loans and financing loss and provision	(547)	(103)	255	(395)[3]	(103.8)
Operating profits	625	45	185	855	225.0
Share of (loss)/Profit of an associated company	(3)	—	—	(3)	(0.8)
Profits before taxation and Zakat	622	45	185	852	224.1
Taxation & Zakat/share of taxation in associated companies	(209)	(6)	(48)	(263)[4]	(69.2)
Profits after taxation and Zakat	413	39	137	588	154.9
Minority Interests	(150)	—	(22)	(172)[5]	(45.3)
Profit after taxation, Zakat and minority interests	263	39	114	416	109.6

Notes:

(1) The pro forma adjustment to interest expense reflects the additional net interest expense of RM134 million arising from (i) the proposed issuance of sub-debt by RHB Bank and RHB Sakura, (ii) the proposed issuance of bonds by RHB Capital, (iii) the deemed interest expense attributable to internally generated funds used by RHB Sakura for the proposed transfer of the Securities Companies from RHB Capital to RHB Sakura, and (iv) the deemed interest expense attributable to internally generated funds used by RHB Bank Group for the proposed acquisition and transfer of RHB Leasing and RHB Capital Properties by RHB Delta Finance and RHB Bank respectively, and (v) the deemed interest expense attributable to the internally generated funds used by RHB Bank for the proposed repayment of RM221 million short-term borrowings by RHB Bank subsidiaries, funded by RHB Bank, off-set by pro forma interest expense savings resulting from (i) the proposed repayment of RM200 million short-term borrowings by RHB Capital and (ii) the proposed repayment of RM221 million short-term borrowings by RHB Bank's subsidiaries.

(2) The pro forma adjustment to overhead expenses reflects (i) an estimated reduction of RM50 million to reflect approximate synergies and cost savings projected to arise from the merger of RHB Bank and Bank Utama, and (ii) a reduction of RM13 million arising from the reversal of the amortisation of goodwill due to a change in the accounting policy with respect to goodwill (as described above). With effect from 1 July 2002, the directors of RHB Capital intend to change the accounting policy relating to goodwill from the amortisation of goodwill over a maximum period of 20 years, to non-amortisation of goodwill subject to impairment review.

(3) The pro forma adjustment to loan and financing loss and provisions of RM255 million reflects the reversal of the amortisation in the financial year ended 30 June 2001 of the shortfalls on loans and advances sold in the financial years ended 30 June 1999 and 2000 to Danaharta, which arose from the difference between the carrying value and the consideration received by RHB Capital Group from the sale of those loans and advances to Danaharta. Under Bank Negara Malaysia's guidelines on loans sold to Danaharta, these shortfalls were allowed to be amortised over the next five years in the statutory financial statements of Malaysian banks, unless it is established that there is no prospect of recovery of such shortfalls (Under US GAAP, they would have been accounted for as falling in the year of the sale.

(4) The pro forma adjustment to taxation reflects the increase in pro forma taxable profits resulting from the pro forma adjustments for lower overhead expenses, lower loan and financing loss and provisions and certain expenses related to the pro forma adjustments described in Notes (1) to (3) above, mainly goodwill, not deductible for tax purposes which were off-set by higher interest expense.

(5) The pro forma adjustment to minority interest reflects the proposed reduction in effective equity interest of RHB Capital in RHB Capital Properties from 100.0% to 70.0% and the additional profits attributable to the minority interest of RHB Bank arising from the additional pro forma contribution from Bank Utama's banking business and the pro forma adjustments described in Notes (1) to (4) above, partially off-set by RHB Capital's proposed increased equity interest in RHB Sakura and Straits Asset Holdings Sdn. Bhd. to 100.0%.

RHB Capital Group pro forma balance sheet as at 30 June 2001

	As at 30 June 2001				
	RHB Capital Group (audited)	Bank Utama (unaudited)	Adjustments	Pro forma (unaudited)	
	RM	RM	RM	RM	US$
	(RM and US$ in millions)				
Assets					
Cash and short-term funds	4,093	42	(771)	3,364[1]	885.3
Deposits and placements with financial institutions	1,239	2,001	—	3,240	852.9
Dealing securities	4,762	—	—	4,762	1,253.1
Investment securities	5,306	1,209	—	6,515	1,714.4
Loans, advances and financing	38,130	4,173	—	42,303	11,132.4
Clients' and brokers' balances	105	—	—	105	27.8
Tax recoverable	21	—	—	21	5.5
Other assets	960	56	—	1,015	267.1
Amount recoverable from Danaharta	185	—	—	185	48.6
Statutory deposits	1,020	253	—	1,273	335.0
Fixed assets	921	22	—	943	248.0
Goodwill	281	—	922	1,202[2]	316.4
Investments in associated companies	50	3	—	53	14.0
Total assets	57,072	7,759	151	64,981	17,100.3
Liabilities and shareholders' equity					
Deposits from customers	37,881	6,046	—	43,926	11,559.4
Deposits and placements of banks and financial institutions	4,154	512	—	4,667	1,228.0
Clients' and brokers' balances	94	—	—	94	24.7
Obligations on securities sold under repurchased agreements	1,835	—	—	1,835	482.8
Bills and acceptances payable	4,769	246	—	5,015	1,319.6
Taxation	497	—	—	497	130.8
Deferred taxation	4	—	—	4	1.1
Other liabilities	843	102	—	945	248.7
Borrowings	1,038	87	(90)	1,035[3]	272.4
Sub-debt	—	—	1,765	1,765[4]	464.5
Irredeemable non-cummulative preference shares	1,104	—	—	1,104	290.5
	52,219	6,992	1,675	60,887	16,022.9
Share capital	1,823	800	(800)	1,823[5]	479.9
Share premium	1,115	—	—	1,115	293.3
Reserves	804	—	—	804	211.5
Retained profits	(277)	(33)	(67)	(377)[6]	(99.2)
Total shareholders' equity	3,465	767	(867)	3,365	885.4
Minority interests	1,387	—	(657)	730[7]	192.1
	4,852	767	(1,524)	4,094	1,077.4
Total liabilities and shareholders' equity	57,072	7,759	151	64,981	17,100.3

Notes:

(1) The pro forma adjustment to cash and short term funds reflects the net cash utilised for (i) the proposed privatisation of RHB Sakura in the amount of RM332 million, (ii) the proposed transfer of business and acquisition of 37.0% equity interest in Straits Asset Holdings Sdn. Bhd. and 30.0% equity interest in RHB Leasing in the amount of RM83 million, (iii) the proposed repayment of RM200 million short-term borrowings by RHB Capital and the proposed repayment of RM221 million short-term borrowings by RHB Bank's subsidiaries, funded by RHB Bank and (iv) the proposed payment of RM100 million dividends to the shareholders of RHB Capital, partially off-set by the receipt of proceeds resulting from the proposed placement of RM165 million RHB Sakura sub-debt. Since the actual purchase consideration for the respective purchases have yet to be determined, the indicative considerations stated in the Announcement have been adopted in preparing the pro forma combined financial information.

(2) The pro forma adjustment to goodwill arises from (i) the proposed acquisition of the entire equity interest in Bank Utama in the amount of RM583 million, (ii) the proposed privatisation of RHB Sakura in the amount of RM322 million and (iii) the proposed acquisition of 37.0% and 30.0% equity interest in Straits Asset Holdings Sdn. Bhd. and RHB Leasing, respectively, in the amount of RM16 million. Due to the change in accounting policy relating to goodwill, the goodwill of RM922 million arising from the proposed transactions above will not be amortised and is subject to impairment review. Refer to Note (2) of the pro forma income statement above for further details.

(3) The pro forma adjustment to borrowings reflects the proposed repayment of RM200 million short-term borrowings by RHB Capital and the proposed repayment of RM221 million short-term borrowings by RHB Bank's subsidiaries, funded by RHB Bank. The decrease in borrowings is partially off-set by the proposed issuance of RM332 million RHB Capital redeemable unsecured bonds for the proposed privatisation of RHB Sakura.

(4) The pro forma creation of sub-debt reflects the proposed issuance of RM1,600 million and RM165 million sub-debts by RHB Bank and RHB Sakura as consideration for the proposed acquisition of Bank Utama and proposed transfer of the Securities Companies respectively from RHB Capital to RHB Sakura.

(5) The pro forma adjustment reflects the elimination of the share capital of Bank Utama upon consolidation with RHB Bank resulting from the proposed acquisition.

(6) The pro forma adjustments reflects the elimination of pre-acquisition reserves of Bank Utama of RM33 million as a result of the proposed acquisition by RHB Bank, partially off-set by the proposed payment of RM100 million in dividends to the shareholders of RHB Capital.

(7) The pro forma reduction in minority interest reflects the proposed privatisation of RHB Sakura and the proposed acquisition by RHB Capital and RHB Delta Finance of 37.0% and 30.0% equity interest in Straits Asset Holdings Sdn. Bhd. and RHB Leasing respectively, partially off-set by the reduction in RHB Capital's effective interest in RHB Capital Properties from 100.0% to 70.0% as a result of the proposed transfer of RHB Capital's interest in RHB Capital Properties to RHB Bank and the increase in minority interest arising from the proposed acquisition of Bank Utama by RHB Bank.

RHB Capital Group pro forma income statement for the six months ended 31 December 2001

	For the six months ended 31 December 2001				
	RHB Capital Group (unaudited)	Bank Utama (unaudited)	Adjustments	Pro forma (unaudited)	
	RM	RM	RM	RM	US$
	(RM and US$ in millions)				
Interest income	1,329	216	—	1,545	406.5
Interest expense	(638)	(99)	(67)	(804)[1]	(211.5)
Net interest income	691	117	(67)	741	195.0
Income from Skim Perbankan Islam	37	13	—	50	13.3
	728	130	(67)	792	208.4
Non interest income	294	63	—	357	93.9
Net income	1,022	193	(67)	1,149	302.4
Overhead expenses	(441)	(48)	33	(456)[2]	(120.2)
Operating profits before loans and financing loss and provision	581	145	(34)	692	182.1
Loans and financing loss and provision	(331)	(93)	44	(380)[3]	(99.9)
Operating profit	250	52	10	312	82.1
Share of profit of associated companies	—	—	—	—	—
Profits before taxation and Zakat	250	52	10	312	82.1
Taxation & Zakat/share of taxation in associated companies	(86)	—	—	(88)[4]	(22.9)
Profits after taxation and Zakat	164	52	10	226	59.5
Minority Interests	(61)	—	(2)	(63)[5]	(16.7)
Profit after taxation, Zakat and minority interests	103	52	8	163	42.7

Notes:

(1) The pro forma adjustment to interest expense reflects the additional net interest expense of RM67 million arising from (i) the proposed issuance of sub-debt by RHB Bank and RHB Sakura, (ii) the proposed issuance of bonds by RHB Capital, (iii) the deemed interest expense attributable to internally generated funds used by RHB Sakura for the proposed transfer of the Securities Companies from RHB Capital to RHB Sakura, and (iv) the deemed interest expense attributable to internally generated funds used by RHB Bank Group for the proposed acquisition and transfer of RHB Leasing and RHB Capital Properties by RHB Delta Finance and RHB Bank, respectively, and (v) the deemed interest expense attributable to internally generated funds used by RHB Bank Group for the proposed repayment of RM208 million short-term borrowings by RHB Bank subsidiaries, off-set by proforma interest expense savings resulting from the proposed repayment of RM200 million short-term borrowings by RHB Capital and (ii) the proposed repayment of RM208 million short-term borrowings by RHB Bank's subsidiaries, funded by RHB Bank.

(2) The pro forma adjustment to overhead expenses reflects (i) an estimated reduction of RM25 million to reflect approximate synergies and cost savings projected to arise from the merger of RHB Bank and Bank Utama, and (ii) a reduction of RM8 million arising from the reversal of the amortisation of goodwill due to a change in the accounting policy with respect to goodwill (as described above). With effect from 1 July 2002, the directors of RHB Capital intend to change the accounting policy relating to goodwill from the amortisation of goodwill over a maximum period of 20 years to non-amortisation of goodwill subject to impairment review.

(3) The pro forma adjustment to loan and financing loss and provisions of RM44 million reflects the reversal of the amortisation in the six months ended 31 December 2001, of the shortfalls on loans and advances sold in the financial years ended 30 June 1999 and 2000 to Danaharta, which arose from the difference between the carrying value and the consideration received by RHB Capital Group from the sale of those loans and advances to Danaharta. Under Bank Negara Malaysia's guidelines on loans sold to Danaharta these shortfalls were allowed to be amortised over five years in the statutory financial statements of Malaysian banks, unless it was established that there was no prospect of recovery of such shortfalls (Under US GAAP, they would have been accounted for as falling in the year of the sale).

(4) The pro forma adjustment to taxation reflects the increase in pro forma taxable profits resulting from the pro forma adjustments for lower overhead expenses, lower loan and financing loss and provisions and certain expenses related to the pro forma adjustments described in Notes (1) to (3) above, mainly goodwill, not deductible for tax purposes, which were off-set by higher interest expenses.

(5) The pro forma adjustment to minority interest reflects RHB Capital's proposed reduction in effective equity interest of RHB Capital in RHB Capital Properties from 100.0% to 70.0% and the additional profits attributable to the minority interest of RHB Bank arising from the additional pro forma contribution from Bank Utama's banking business and the pro forma adjustments described in Notes (1) to (4) above, partially off-set by RHB Capital's proposed increased equity interest in RHB Sakura and Straits Asset Holdings Sdn. Bhd. to 100.0%.

RHB Capital Group pro forma balance sheet as at 31 December 2001

	As at 31 December 2001				
	RHB Capital (unaudited)	Bank Utama (audited)	Adjustments	Pro forma (unaudited)	
	RM	RM	RM	RM	US$
	(RM and US$ in millions)				
Assets:					
Cash and short-term funds	3,757	44	(758)	3,043[1]	800.8
Securities purchase under resale agreement	8	—	—	8	2.1
Deposits and placements with financial institutions	823	1,282	—	2,105	554.1
Dealing securities	5,881	866	—	6,747	1,775.4
Investment securities	5,704	1,304	—	7,008	1,844.2
Loans, advances and financing	36,652	4,849	—	41,501	10,921.3
Clients' and brokers' balances	133	—	—	133	35.0
Tax recoverable	25	—	—	25	6.6
Deferred taxation benefit	34	—	—	34	9.0
Other assets	409	63	—	472	124.2
Amount recoverable from Danaharta	139	1	—	140	36.8
Statutory deposits	1,027	274	—	1,301	342.4
Fixed assets	941	23	—	964	253.6
Goodwill	273	—	870	1,143[2]	300.8
Investments in associated companies	32	4	—	36	9.4
Amount due from holding company	591	—	—	591	155.6
Total assets	56,429	8,710	112	65,251	17,171.4
Liabilities and shareholders' equity:					
Deposits from customers	36,234	6,952	—	43,186	11,364.6
Deposits and placements of banks and financial institutions	5,697	370	—	6,067	1,596.6
Clients' and brokers' balances	124	—	—	124	32.8
Obligations on securities sold under repurchased agreements	1,800	—	—	1,800	473.8
Amount owing to Cagamas	391	161	—	552	145.2
Bills and acceptances payable	3,863	221	—	4,084	1,074.8
Taxation	256	—	—	256	67.2
Other liabilities	981	100	—	1,081	284.4
Borrowings	1,026	87	(77)	1,036[3]	272.8
Tier II subordinated debt	—	—	1,765	1,765[4]	464.5
Irredeemable non-cummulative preference shares	1,104	—	—	1,104	290.7
	51,476	7,891	1,688	61,055	16,067.2
Share capital	1,823	800	(800)	1,823[5]	479.9
Share premium	1,115	—	—	1,115	293.3
Reserves	849	—	—	849	223.4
Retained profits	(241)	19	(119)	(341)[6]	(89.8)
Total shareholders' equity	3,546	819	(919)	3,446	906.8
Minority interests	1,407	—	(657)	750[7]	197.5
	4,953	819	(1,576)	4,196	1,104.3
Total liabilities and shareholders' equity	56,429	8,710	112	65,251	17,171.4

Notes:

(1) The pro forma adjustment to cash and short term funds reflects the net cash utilised for (i) the proposed privatisation of RHB Sakura of RM332 million, (ii) the proposed transfer of business and acquisition of 37.0% equity interest in Straits Asset Holdings Sdn. Bhd. and 30.0% equity interest in RHB Leasing of RM83 million, (iii) the proposed repayment of RM200 million short-term borrowings by RHB Capital and the proposed repayment of RM208 million short-term borrowings by RHB Bank's subsidiaries, funded by RHB Bank, and (iv) the proposed payment of RM100 million dividends to the shareholders of RHB Capital, partially off-set by the receipt of proceeds resulting from the proposed placement of RM165 million RHB Sakura sub-debt. Since the actual purchase consideration for the respective purchases have yet to be determined, the indicative considerations stated in the Announcement have been adopted in preparing the pro forma combined financial information.

(2) The pro forma adjustment to goodwill arises from (i) the proposed acquisition of the entire equity interest in Bank Utama in the amount of RM547 million, (ii) the proposed privatisation of RHB Sakura in the amount of RM310 million and (iii) the proposed acquisition of 37.0% and 30.0% equity interest in Straits Asset Holdings Sdn. Bhd. and RHB Leasing, respectively, in the amount of RM13 million. Due to the change in accounting policy relating to goodwill, the goodwill of RM870 million arising from the proposed transactions above will not be amortised and is subject to impairment review. Refer to Note (2) of the pro form income statement above for further details.

(3) The pro forma adjustment to borrowings reflects the proposed repayment of RM200 million short-term borrowings by RHB Capital and the proposed repayment of RM208 million short-term borrowings by RHB Bank's subsidiaries, funded by RHB Bank. The decrease in borrowings is partially off-set by the proposed issuance of RM332 million RHB Capital redeemable unsecured bonds for the proposed privatisation of RHB Sakura.

(4) The pro forma creation of sub-debt reflects the proposed issuance of RM1,600 million and RM165 million sub-debt by RHB Bank and RHB Sakura as consideration for the proposed acquisition of Bank Utama and proposed transfer of the Securities Companies from RHB Capital to RHB Sakura, respectively.

(5) The pro forma adjustment reflects the elimination of the share capital of Bank Utama upon consolidation with RHB Bank resulting from the proposed acquisition.

(6) The pro forma adjustments reflects the elimination of pre-acquisition reserves of Bank Utama of RM19 million as a result of the proposed acquisition by RHB Bank, partially off-set by the proposed payment of RM100 million in dividends to the shareholders of RHB Capital.

(7) The pro forma reduction in minority interest reflects the proposed privatisation of RHB Sakura and the proposed acquisition by RHB Capital and RHB Delta Finance of 37.0% and 30.0% equity interest in Straits Asset Holdings Sdn. Bhd. and RHB Leasing respectively, partially off-set by the reduction in RHB Capital's effective interest in RHB Capital Properties from 100.0% to 70.0% as a result of the proposed transfer of RHB Capital's interest in RHB Capital Properties to RHB Bank and the increase in minority shareholder's interest arising from the proposed acquisition of Bank Utama by RHB Bank.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is based upon, and should be read in conjunction with, the audited consolidated financial statements of RHB and RHB Capital including notes thereto, included elsewhere in this Explanatory Circular. Such financial statements have been prepared in accordance with Malaysian law and Malaysian GAAP, which is generally consistent with International Accounting Standards but differs in certain material respects from US GAAP. For a discussion of certain principal differences between Malaysian GAAP and US GAAP, see "Summary of significant differences between Malaysian GAAP and US GAAP". No reconciliation of any of these financial statements to US GAAP has been prepared.

RHB Group is currently in the process of seeking the requisite approvals for the implementation of the Proposed Group Restructuring Scheme and the Bond Restructuring. RHB Group has also proposed certain other initiatives to be undertaken in conjunction with and following the Proposed Group Restructuring Scheme and the Bond Restructuring. For a detailed description of the principal aspects of the Proposed Group Restructuring Scheme and the Bond Restructuring, see "Summary of the Proposed Group Restructuring Scheme", "The Bond Restructuring" and "Summary pro forma financial information". In conjunction with the Proposed Group Restructuring Scheme and the Bond Restructuring, as part of the review of RHB accounting policies, RHB intends to change their accounting policy to eliminate the amortisation of goodwill, which is consistent with US GAAP, as described more fully in the "Summary pro forma financial information".

Introduction

RHB is the holding company of one of the largest integrated financial services groups in Malaysia, providing a full range of financial products and services, including commercial banking, offshore banking, stock-broking, merchant banking, corporate finance and advisory, equity and economic research, asset management and unit trusts, finance company services, futures broking, asset-based financing, property investment and management and insurance services. Accordingly, RHB Group's results are affected by the various economic and market conditions which influence the results of the respective RHB subsidiaries in their respective businesses.

Although the following discussion concentrates on RHB Group's historical results for the years ended 30 June 2000 and 30 June 2001 and the six months ended 31 December 2001, it is important to provide some background on the difficulties faced by the RHB Group since the Asian economic crisis in 1997 as, whilst the worst of the crisis seems to be over, RHB Group continues to experience certain lingering effects of the crisis.

The Asian economic crisis has had wide ranging effects on RHB Group. Some of the principal effects of the crisis that have affected RHB Group include the decline in Malaysia's gross domestic product, the depreciation of the Malaysian Ringgit, increases in non-performing loans, a decline in the earnings and overall performance of the banking sector, increased financial difficulties for many companies, a depressed equity market and declines in short- and long- term foreign investment.

Following the acquisition of Kwong Yik Bank Berhad in 1997, the Asian economic crisis set-in in a manner that was unanticipated and largely unprecedented. RHB had incurred significant indebtedness to finance the acquisition, and because of the crisis RHB was unable to raise the necessary funds to refinance or repay such indebtedness. The indebtedness also resulted in significant interest expense to RHB, which affected RHB's financial results. In addition, the depreciation of the Malaysian Ringgit has required RHB to amortise unrealised foreign exchange translation losses on the Bonds amounting to approximately RM51 million per annum.

The Asian economic crisis also adversely affected the performance of RHB's operating subsidiaries with the result that the contributions from the operating subsidiaries have not been sufficient to mitigate the additional interest expenses at the RHB level, a situation that has continued since the Asian economic crisis. In respect of the Securities Companies, the depressed equity market resulted in a significant reduction in transaction volumes leading to lower brokerage fees earned from lower transaction prices for RHB's securities-related businesses. The results of the securities-related businesses were further adversely affected when the Securities Commission liberalised brokerage commission rates from September 2000 as part of the Securities Commission's plans to create a more competitive capital market through reducing the costs of transactions done on the KLSE.

Although RHB Group's commercial banking and merchant banking businesses have continued to be profitable, these businesses have also seen increasing levels of non-performing loans and reduced revenue from corporate advisory work from reduced corporate finance, equity fundraising and restructuring activities. In addition, the commercial banking business was affected by the uncertainties caused by various changes in the domestic banking consolidation programme where RHB Bank was not initially accorded anchor bank status but was subsequently named as one of the ten anchor banks in February 2000. For additional background on RHB Group's commercial banking business, see "Government policy and competitive landscape".

As a principal subsidiary of RHB, RHB Capital, together with its subsidiaries, accounts for a significant portion of RHB Group's revenues. In the year ended 30 June 2001 and the six months ended 31 December 2001, RHB Capital, on a consolidated basis, contributed RM622 million (US$163.6 million) and RM250 million (US$65.8 million), respectively, in profit before taxation and Zakat as compared to RHB Group's profit before taxation and Zakat of RM268 million (US$70.5 million) and RM66 million (US$17.4 million) for the same periods. Among RHB Capital Group companies, RHB Bank, RHB Delta Finance, RHB Sakura, RHB Leasing, RHB Insurance and RHS have been the major contributors to RHB Group's income in recent years, with RHB Bank making the largest contribution. In the year ended 30 June 2001 and the six months ended 31 December 2001, RHB Bank contributed RM518 million (US$136.3 million) and RM197 million (US$51.8 million) in profit before taxation and Zakat, respectively. The profit before taxation and Zakat of RHB Bank and its subsidiaries are higher compared with the profit before taxation and Zakat for RHB Group as a whole mainly due to the high interest costs of borrowings and amortisation of goodwill and foreign exchange translation losses at the RHB level.

Macroeconomic and industry trends

As almost all of RHB Group's income was derived from activities within Malaysia, RHB Group's results and financial condition are therefore significantly dependent on recent trends in the economy and banking industry of Malaysia. RHB believes that the following factors, among others, have had a significant impact on RHB Group's financial performance.

Government policy and competitive landscape

The Malaysian government, through Bank Negara Malaysia, has historically exercised substantial influence over the Malaysian banking industry. Bank Negara Malaysia implemented strategies in 1999 and 2000 designed to strengthen Malaysia's banking and financial system.

In order to meet anticipated challenges associated with the entrance of foreign banks to Malaysia's economy following Malaysia's entry to the World Trade Organisation, Bank Negara Malaysia embarked upon a programme of consolidating Malaysia's 58 financial institutions into 10 anchor banking groups. The proposed acquisition of Bank Utama by RHB Bank is in support of this consolidation programme. Nevertheless, competition is expected to increase following the implementation of such programme as the 10 remaining anchor banks will all have diversified operations in Malaysia and greater financial strength as a result of the consolidation programme. In addition, as part of Malaysia's commitments under its accession to the World Trade Organisation, foreign banks will gradually be granted free access to Malaysia's banking and financial markets, which RHB expects will result in more intense competition.

In light of the current regulated interest rate environment, RHB expects that competition will continue to occur primarily in the area of seeking and retaining new corporate clients and customers. RHB expects that such competition will result in increased non-interest expense, such as advertising and product development expense, as RHB Group competes with other banks seeking to maintain their competitive positions.

In response to perceived risks such as high default rates on corporate borrowings resulting from the Asian economic crisis in 1997 and 1998 and consequent effects on banking businesses as well as to further strengthen the domestic banking sector in anticipation of greater competition and market liberalisation, Bank Negara Malaysia has launched the Financial Sector Masterplan in March 2001 to further promote the development of the financial services industry in Malaysia. See "Malaysian law and regulations" and "Special Considerations—regulatory framework". RHB Group has been responsive to Bank Negara Malaysia policies. The Proposed Group Restructuring Scheme is designed to meet the requirements of the Financial Sector Materplan.

Economic recovery and loan growth

The Malaysian economy has experienced significant fluctuation in recent years. Real GDP contracted by 7.4% in 1998 but then returned to positive growth at 6.1% and 8.3% in 1999 and 2000, respectively. In 2001, real GDP growth increased by only 0.4%, reflecting the effects of the terrorist attacks in New York City and Washington, DC on 11 September 2001 on the US and the world economy and the consequent impact on the Malaysian economy resulting from reduced demand for goods produced for export by Malaysian companies.

The unstable recovery has affected overall loan and deposit growth in the Malaysian banking industry. The following table sets out loans and advances as well as deposits growth in the Malaysian financial system based on statistics provided by Bank Negara Malaysia.

Year ended 31 December	Loans and advances		Annual growth	Demand deposits and others deposits		Annual growth
	RM (billion)	US$ (billion)	%	RM (billion)	US$ (billion)	%
1999	489.6	128.8	(2.8)	552.0	145.3	10.7
2000	514.2	135.3	5.0	575.8	151.5	4.3
2001	534.7	140.7	4.0	592.6	156.0	2.9

Source: Bank Negara Malaysia Annual Report 2001

Lending activities in the Malaysian banking industry began recovery from a contraction of 2.8% in 1999 to a growth of 5.0% as the economy gained momentum in 2000. To encourage loan growth in 2000, the government accorded tax incentives to those banking institutions registering annual loan growth of at least 10% for calendar year 2000. The slowdown in 2001 was primarily a consequence of the global economic downturn, which affected the domestic Malaysian economy through lower exports, unfavourable business sentiment and short-term planning thresholds. These factors resulted in a lower number of loan applications as well as lower principal amounts.

The majority of RHB Group's net income is derived from interest generated from its loan assets. Changes in loan volume, therefore, directly affect the performance of RHB Group.

Market interest rates

The financial results of RHB Group are dependent on the general level of interest rates in Malaysia. Interest rates affect economic growth rates as well as internal lending rates and the interest rate spreads that banks may charge. Interest rates in Malaysia decreased in 2000 and continued to decrease in 2001. The daily average three-month KLIBOR was 3.2% for the year ended 30 June 2000, 3.1% for the year ended 30 June 2001 and 3.0% for the six months ended 31 December 2001.

The following graph sets out the level of three-month KLIBOR rates from July 1999 to December 2001:


KLIBOR 3 Month Offer Rates (%)
3.4
3.3
3.2
3.1
3.0
2.9
2.8
Jul-99
Oct-99
Jan-00
Apr-00
Jul-00
Oct-00
Jan-01
Apr-01
Jul-01
Oct-01

Source: Bloomberg

Although both interest income and interest expense of financial institutions, such as RHB Group and its subsidiaries, decline in line with lower interest rates, the actual effect on earnings due to changes in interest rates depends on the degree and timing of changes in interest rates, the behavior and contractual repricing dates of assets and liabilities, and the ability of banks to respond to changes in interest rates and other factors.

In response to the current interest rate environment, RHB Group has adopted a strategy of emphasising lending to sectors that yield higher interest margins. As part of its strategy, RHB Bank has been shifting its focus from corporate loans to consumer loans and loans to SMI's which generally yield higher interest margins. At the same time, RHB Group also proactively manages its interest bearing liabilities to reduce its interest cost and its cost of funds through diversification of its deposit base and by increasing its source of stable deposits. See "Assets and liabilities of RHB Bank Group—Loan portfolio—Industry concentrations" and "Assets and liabilities of RHB Bank Group—Loan portfolio—Distribution by product type".

Non-performing loan levels

Amidst the economic slowdown of 2001, the asset quality of the banking system has been gradually deteriorating during the calender year. The following graph illustrates the ratio of non-performing loans (on a six month basis) to total loans in the banking system of Malaysia from June 1999 to March 2002:



Net Non Performing Loans / Total Loans Ratio (%)
8.5%
8.0%
7.5%
7.0%
6.5%
6.0%
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01

Source:
Bank Negara Malaysia Monthly Statistical Bulletin (March 2002)

Notes:

(1) Total loans = outstanding gross loans - interest-in-suspense - specific provisions

(2) Net non-performing loans = non-performing loans - interest-in-suspense - specific provisions

After the Asian economic crisis, non-performing loan levels gradually declined in 1999 and remained at a relatively low level in 2000. However, non-performing loan levels started to sharply increase during 2001 as a result of the inability of certain major business groups to meet their debt repayment obligations. See "Assets and liabilities of RHB Bank Group—Non-performing loans and provisions for RHB Bank". Additionally, in March 2001 Bank Negara Malaysia withdrew its indulgence previously granted to Malaysian banks in respect of loans undergoing restructuring. Previously, Bank Negara Malaysia allowed certain loans granted to borrowers who had sought the assistance of Bank Negara Malaysia's Corporate Debt Restructuring Committee to restructure their loans to be classified as performing loans. This development resulted in loans to certain major borrowers in Malaysia being re-classified from performing to non-performing. The increase in overall non-performing loan balances led to an increase in specific provisions made for the period.

RHB's non-performing loans have been increasing in line with industry levels in recent months. RHB Group expects that such increases will lead to an increase in the provisioning requirement for the year, which in turn will lead to reduced profitability of RHB Group. RHB Group expects that non-performing loan levels will continue to increase slightly and will peak in the second half of calendar year 2002. See "Recent developments".

Recent developments

RHB Group announced its results for the quarter ended 31 March 2002 on 16 May 2002. See "Schedule 4, part 4". For the quarter, RHB Group reported interest income of RM646 million (US$170.0 million), compared with RM725 million (US$190.8 million) for the same period in 2001. The decrease principally resulted from lower market interest rates and lower loans and advances compared to a year ago. Similarly, interest expense was lower at RM328 million (US$86.3 million) compared with RM385 million (US$101.3 million) for the same period in 2001. Net interest income was RM318 million (US$83.7 million) compared with RM340 million (US$89.4 million) for the same period in 2001. Non-interest income was RM106 million (US$27.9 million) compared with RM134 million (US$35.3 million) for the same period in 2001 while loan and financing loss and provision was RM205 million (US$54.0 million) compared with RM167 million (US$43.9 million) for the same period in 2001. Loss after taxation and Zakat was RM35 million (US$9.2 million) compared with a profit of RM3 million (US$0.8 million) for the same period in 2001. The loss principally resulted from the higher provisions made for loans and financing loss in line with the increase in the level of non-performing loans in the banking industry following the slowdown in the domestic and global economies in 2001.

As at 31 March 2002, RHB Group's loans, advances and financing was RM36,579 million (US$9,626.1 million), deposits from customers was RM37,097 million (US$9,762.4 million), deposits and placements of banks and financial institutions was RM6,219 million (US$1,636.6 million) and commitments and contingencies was RM32,753 million (US$8,619.2 million). Non-performing loans was RM6,159 million (US$1,620.9 million) compared with RM5,799 million (US$1,525.9 million) as at 31 December 2001. Provision (including interest-in-suspense) was RM3,581 million (US$942.4 million) compared with RM3,398 million (US$894.3 million) as at 31 December 2001. Shareholders' equity was RM180 million (US$47.4 million) compared with RM248 million (US$65.3 million) as at 31 December 2001.

RHB Capital Group also announced its results for the quarter ended 31 March 2002 on 16 May 2002. See "Schedule 4, part 5". For the quarter, RHB Capital Group reported net interest income of RM370 million (US$97.4 million) compared with RM385 million (US$101.3 million) for the same period in 2001. Net interest margin was 2.6% compared with 2.9% for the same period in 2001. Profit after taxation and Zakat was RM49 million (US$12.9 million) compared with RM89 million (US$23.4 million) for the same period in 2001. Shareholder equity was RM3,573 million (US$940.3 million) compared with RM3,546 million (US$933.2 million) as at 31 December 2001.

Historical financial condition and results of operations of RHB Group

The following discussion addresses the RHB Group's historical results of operations prior to completion of the Proposed Group Restructuring Scheme and the Bond Restructuring. RHB Group's financial condition and results of operations in future periods will be significantly affected by the Proposed Group Restructuring Scheme and the Bond Restructuring. For an analysis of the pro forma financial statements reflecting the Proposed Group Restructuring Scheme and the Bond Restructuring. See "Summary of the proposed restructuring of RHB's borrowings", "RHB's pro forma debt service capability" and "Summary pro forma financial information".

Net interest income

The following table sets out the principal components of RHB Group's net interest income, before loans and financing loss and provision for the years ended 30 June 2000 and 2001 and the six months ended 31 December 2000 and 2001:

	For the year ended		For the six months ended		
	30 June 2000	30 June 2001	31 December 2000	31 December 2001	
	RM (millions)	RM (millions)	RM (millions)	RM (millions)	US$ (millions)
Interest Income:					
Loans and advances	2,577	2,449	1,222	1,240	326.2
Money at call, deposits and placements with financial institutions	214	187	97	68	17.9
Dealing securities	83	115	59	72	18.9
Investment securities	241	253	128	113	29.8
Margin financing	19	5	3	2	0.4
Others	68	13	11	1	0.3
Amortization of premium less accretion of discount	81	32	20	5	1.4
Net interest suspended(1)	(253)	(252)	(133)	(192)	(50.4)
Total interest income	3,031	2,801	1,407	1,309	344.5
Interest Expense:					
Deposits and placements from other financial institutions	212	149	75	60	15.9
Deposits from customers	1,306	1,116	590	514	135.1
Short-term borrowings	235	225	100	111	29.2
Subordinated bonds	13	—	—	—	—
Margin financing	—	—	—	—	—
Others	48	35	25	36	9.4
Total interest expense	1,814	1,524	790	721	189.6
Net interest income	1,217	1,277	617	588	154.8

Note:
(1) Interest suspended net of interest recovered on non-performing loans.

RHB Group's interest income for the six months ended 31 December 2001 decreased by 7.0% to RM1,309 million (US$344.5 million) from RM1,407 million (US$370.3 million) for the same period in the previous year. This decrease mainly resulted from declines in market interest rates and the Base Lending Rate of RHB Bank, partially off-set by higher gross loan volumes. However, with the sharp increase in non-performing loans, the net interest-suspended increased from RM133 million (US$35.0 million) to RM192 million (US$50.5 million) and had a negative impact on the group's interest income. Meanwhile, interest expense of the group experienced a more significant decrease of 8.8% to RM721 million (US$189.7 million) for the same period in 2001, from RM790 million (US$207.9 million) for the six months ended 31 December 2000, reflecting the effect of RHB Group's proactive funding strategy of maintaining a higher loan-to-deposit ratio and a significant downward revision of interest rates for foreign currency borrowings and fixed deposit rates. As a result, net interest income dropped slightly from RM617 million (US$162.4 million) for the six months ended 31 December 2000 to RM588 million (US$154.7 million) for the six months ended 31 December 2001.

RHB Group's interest income decreased from RM3,031 million (US$797.6 million) in the year ended 30 June 2000 to RM2,801 million (US$737.1 million) in the year ended 30 June 2001, primarily as a result of lower average interest earning assets balances of RHB Capital Group as well as lower average lending rates in the year ended 30 June 2001 compared to year 2000. The average interest earning assets of RHB Capital Group for the year ended 30 June 2001 were RM55.8 billion compared to RM57.2 billion whereas the average Base Lending Rate of RHB Bank decreased from 6.8% to 6.7%. The decline in average loan volume of RHB Capital Group generally was in line with industry trends but was partially off-set by the acquisition of RHB Delta Finance in November 2000. The decrease in interest income was further off-set by an even more significant decrease in interest expense (down 16.0% from fiscal year 2000 to 2001) reflecting RHB Group's efforts in management of its cost of funds through diversification of its deposits base and increasing a source of stable deposits by gradually shifting from higher rate fixed deposit balances to lower rate demand deposit balances. As a result, RHB Group's net interest income for the year ended 30 June 2001 increased by 4.9% to RM1,277 million (US$335.9 million) from RM1,217 million (US$320.3 million) for the year ended 30 June 2000.

RHB Capital's average balance sheets and interest rates

The following table sets out average balances, interest and dividends and interest rates for the past three years for RHB Capital and its subsidiaries on a consolidated basis. In this table and elsewhere in this report, average balances are calculated on the basis of monthly data. The corresponding data for RHB Group is not available for all periods as the presentation of RHB's financial statements was changed to a manner consistent with RHB Capital Group and other financial institutions for the financial year ended 30 June 2001, thereby resulting in an inconsistent comparison with its prior period data.

	For the year ended 30 June 2000			For the year ended 30 June 2001			For the six months ended 31 December 2001		
	Average balance	Income/ Expense	Average rate	Average balance	Income/ Expense	Average rate	Average balance	Income/ Expense	Average rate
	RM (millions)	RM (millions)	%	RM (millions)	RM (millions)	%	RM (millions)	RM (millions)	%
Assets:									
Interest-earning assets:									
Loans and advances	37,756	2,687	7.1	35,964	2,498	7.0	40,351	2,525	6.3
Money at call, deposits and placements with financial institution	8,575	211	2.5	5,625	184	3.3	5,276	136	2.6
Dealing securities	3,063	83	2.7	4,067	115	2.8	5,430	144	2.6
Investment securities	5,581	322	5.8	5,696	285	5.0	4,980	237	4.8
Total Interest-earning assets	54,975	3,304	6.0	51,353	3,082	6.0	56,037	3,040	5.4
Provision for bad and doubtful loans[1]	(2,577)	(253)	9.8	(2,861)	(252)	8.8	(3,268)	(383)	11.7
Non-interest earning assets[2]	4,844			7,340			4,436		
Total assets	57,242	3,051	5.3	55,832	2,830	5.1	57,206	2,657	4.7
Liabilities:									
Interest-bearing liabilities:									
Deposits from customers									
Demand deposits	5,061	39	0.8	6,202	66	1.1	6,985	71	1.0
Savings deposits	2,283	53	2.3	2,566	54	2.1	2,798	57	2.0
Fixed deposits	26,283	1,080	4.1	25,688	951	3.7	24,751	857	3.5
SPI deposits	1,460	40	2.7	2,524	67	2.7	3,211	92	2.9
Negotiable certificates of deposit	586	38	6.5	40	2	4.8	5	0	5.7
Promisory notes	196	5	2.6	119	6	4.9	122	5	3.8
Total deposits from customers	35,869	1,254	3.5	37,138	1,146	3.1	37,871	1,082	2.9
Deposits and placements from other financial institutions	7,129	289	4.1	4,438	175	3.9	4,720	189	4.0
Obligations on securities sold under repurchase agreements	1,880	38	2.0	1,597	40	2.5	1,790	38	2.1
Borrowings	1,305	81	6.2	1,040	62	6.0	1,029	56	5.4
Subordinated bonds	125	13	10.7	—	—	0.0	—	—	0.0
Ex-Sime Bank's GP under other liabilities	145	8	5.8	97	6	5.8	58	3	5.3
Total interest-bearing liabilities	46,453	1,685	3.6	44,311	1,429	3.2	45,466	1,367	3.0
Non-interest bearing liabilities[3]	7,641	2		8,057			8,220		
Total liabilities	54,094	1,685	3.1	52,368	1,429	2.7	53,686	1,367	2.6
Net interest income/margin		1,366	2.5		1,401	2.7		1,290	2.3
Shareholders' funds									
Share capital	1,792			1,824			1,824		
Reserves	1,356			1,640			1,697		
Total shareholders' funds	3,148			3,464			3,521		
Total liabilities and shareholders' funds	57,242			55,832			57,207		

Notes:

(1) Includes interest-in-suspense.

(2) Includes statutory deposits with Bank Negara Malaysia, investment in subsidiaries, fixed assets and other non-interest earning assets.

(3) Includes bills and acceptances payable, and other non-interest bearing liabilities.

Provision for bad and doubtful debts

RHB Group makes provisions for bad and doubtful debts, comprising a specific provision for identified non-performing loans and a general provision for risks which may be inherent in RHB Group's loan portfolio. RHB

Group sets specific provisions in accordance with guidelines established by Bank Negara Malaysia and sets its general provisions based on a number of factors, including the quality of its loan portfolio, provisions for the previous years, level of current balance sheet provision, adequacy of existing collateral and other factors. See "Assets and Liabilities of RHB Bank Group—Credit quality information—Loan loss provision policy." RHB Group's provision for the six months ended 31 December 2001 increased 85.8% to RM331 million (US$87.1 million). The increase was mainly due to the increase in non-performing loan balances of most of the RHB Group companies, which was in line with the industry trend. According to Bank Negara Malaysia, the ratio of net non-performing loans to total loans ratio in the industry (on a six month basis) increased from 6.3% as at 31 December 2000 to approximately 8.1% as at 31 December 2001.

Total provision made in the income statement of RHB Group for the year ended 30 June 2001 increased 16.7% to RM547 million (US$143.9 million) from RM469 million (US$123.4 million) for the year ended 30 June 2000. The increase reflected an increase in overall general provisions in line with an increasing loan base and Bank Negara Malaysia's withdrawal of its indulgence previously granted to Malaysian banks in respect of loans undergoing restructuring, which resulted in loans to certain borrowers being reclassified from performing to non-performing. Together with the inability of several major borrowers to repay their loans, the increase in overall non-performing loan balances led to an increase in specific provisions made for the period.

Non-interest income

The following table shows information with respect to RHB Group's non-interest income for the years ended 30 June 2000 and 2001 and the six months ended 31 December 2000 and 2001:

	For the year ended 30 June		For the six months ended 31 December		
	2000	**2001**	**2000**	**2001**	**2001**
	RM (millions)	**RM (millions)**	**RM (millions)**	**RM (millions)**	**US$ (millions)**
Non-interest income:					
Fee income	410	290	138	156	41.0
Investment income	99	133	80	79	20.9
Other income	113	117	66	59	15.6
Total non-interest income	622	539	284	294	77.5

RHB Group's non-interest income consists of a wide variety of fee-based services, including fees and commissions related to general banking and trade financing services, underwriting and corporate advisory fees from merchant banking activities, brokerage fees, fund management fees, gains from disposal of securities, foreign exchange profit related to customers trade financing activities, guarantee fees, underwriting fees, insurance premiums earned and other items.

RHB Group's non-interest income for the six months ended 31 December 2001 increased 3.6% to RM294 million (US$77.4 million) from RM284 million (US$74.7 million) for the corresponding period in 2000. The increase reflected RHB Group's strategy of expanding its scope of non-interest income and also the gains realised from the disposal of investment securities.

RHB Group's non-interest income for the year ended 30 June 2001 decreased 13.2% to RM539 million (US$141.8 million) from RM622 million (US$163.7 million) for the year ended 30 June 2000. This decrease was mainly due to a decrease in brokerage fees due to the substantially lower KLSE trading volumes (average daily volume fell from RM408 million (US$107.4 million) in 2000 to RM117 million (US$30.8 million) in 2001), as well as reduced brokerage rates on the Malaysian stock market in connection with the liberalisation of brokerage rates. Such decreases were partially offset by the gains from disposals of investments in Danamodal and Danaharta bonds which amounted to RM64 million (US$16.8 million).

Overhead expenses

The following table shows information with respect to RHB Group's overhead or non-interest expense for the years ended 30 June 2000 and 2001 and the six months ended 31 December 2000 and 2001:

	For the year ended 30 June		For the year ended 31 December		
	2000	2001	2000	2001	2001
	RM (millions)	RM (millions)	RM (millions)	RM (millions)	US$ (millions)
Overhead expenses:					
Personnel costs	412	472	228	248	65.3
Establishment costs	261	250	122	120	31.5
Marketing expenses	37	31	14	15	4.0
Administration and general	220	293	154	140	36.8
Total overhead expenses	930	1,046	518	523	137.6

RHB Group's overhead expenses for the six month period ended 31 December 2001 increased 0.9% to RM523 million (US$137.6 million) from RM518 million (US$136.3 million) for the corresponding period in 2000. The increase mainly reflected the full inclusion of RHB Delta Finance's overhead expenses after the completion of its acquisition by RHB Bank in November 2000.

RHB Group's overhead expenses increased by 12.5% to RM1,046 million (US$275.3 million) for the year ended 30 June 2001 from RM930 million (US$244.7 million) for the year ended 30 June 2000. Personnel costs increased 14.6% to RM472 million (US$124.2 million) for the year ended 30 June 2001 from RM412 million (US$108.4 million) for the year ended 30 June 2000. This increase was primarily attributable to an increase in number of employees (9,554 employees as at 30 June 2001 compared with 9,189 employees as at 30 June 2000) as a result of (i) the acquisition of RHB Delta Finance in November 2000; (ii) RHB Group's efforts in enhancing its consumer banking business; and (iii) the salary raise in RHB Group companies, in particular for those employees covered by collective agreements where salary rates were increased during the year. Administrative and general expenses, which include rental of premises and depreciation, increased 33.0% to RM293 million (US$77.1 million) for the year ended 30 June 2001 from RM220 million (US$57.9 million) for the year ended 30 June 2000. The increase reflected (i) the increased human resources and development costs in connection with RHB Group's initiatives to diversify and transform its banking business; (ii) the increased expenditures on computer and information systems; and (iii) the expenses incurred in connection with the rationalisation of RHB Bank branches.

Profit before taxation and Zakat

As a result of the above factors, RHB Group's profit before taxation and Zakat decreased 42.8% for the year ended 30 June 2001 to RM268 million (US$70.5 million) from RM468 million (US$123.2 million) for the year ended 30 June 2000. RHB Group's profit before taxation and Zakat for the six months ended 31 December 2001 decreased 69.8% to RM66 million (US$17.4 million) from RM220 million (US$57.9 million) in the equivalent period in the previous year.

Taxation and Zakat

Under Malaysian tax law, the statutory corporate income tax rate is currently 28%. However, effective income tax rate of Malaysian companies is generally higher than the statutory rate. For RHB Group, the effective tax rate was higher primarily because group tax relief is generally not available and certain expenses, such as amortisation of goodwill, are not tax deductible. Effective tax rates for RHB Group were 131.4% and 51.2% for the six month periods ended 31 December 2001 and 2000, respectively. The higher rate in 2001 compared to 2000 was due to the low profits recorded by RHB Group. For the years ended 30 June 2000 and 2001, the effective tax rates were 44.5% and 76.5%, respectively, and the higher rates for periods in 2001 reflected the unavailability of group tax losses relief for the losses incurred by the securities companies of RHB Group in 2001 compared to 2000 when these companies were profitable.

Minority interests

RHB Group owns 55.4% of RHB Capital which is the main profit contributor to RHB Group's profit. RHB Capital in turn owns 70.0% of RHB Bank and 51.0% in RHB Sakura. Movement in minority interest, therefore, mainly reflected the change in financial results of RHB Bank, RHB Sakura and RHB Capital Group. Minority interests decreased from RM171 million (US$45.0 million) in the six months ended 31 December 2000 to RM103 million (US$27.1 million) for the same period in the next year. Minority interests decreased from RM324 million (US$85.3 million) in the year ended 30 June 2000 to RM261 million (US$68.7 million) in the year ended 30 June 2001. Such movements primarily resulted from progressively lower profits recorded by RHB Bank and RHB Sakura.

Loss after taxation, Zakat and minority interests

RHB Group's loss after taxation, Zakat and minority interests increased 94.0% to RM124 million (US$32.6 million) for the year six months ended 31 December 2001 from RM64 million (US$16.8 million) for the same period in the previous year. RHB Group's loss after taxation, Zakat and minority interests increased 208.1% to RM198 million (US$52.1 million) for the year ended 30 June 2001 from RM64 million (US$16.8 million) for year 2000.

Historical financial condition of RHB Group

Total assets

RHB Group had total assets of RM57,758 million (US$15,199.5 million) as at 31 December 2001, a 1.3% decrease over total assets of RM58,512 million (US$15,397.9 million) as at 30 June 2001. RHB Group's total interest-earning assets (consisting of loans and advances, deposits and placements with financial institutions, trading securities, investment securities, dealing securities and securities purchased under resale agreements) as at such dates was RM49,086 million (US$12,917.4 million) and RM49,454 million (US$13,014.2 million) and accounted for 85.0% and 84.5% of total assets as at such dates, respectively. The decrease was mainly due to the reduction of loans, advances and financing, which was partially offset by the increase in dealing securities and investment securities.

Loans, advances and financing

As at 31 December 2001, RHB Group's gross loan portfolio amounted to RM40,051 million (US$10,539.7 million) representing a decrease of 2.7% from RM41,147 million (US$10,828.2 million) as at 30 June 2001. The decrease between the period-end balances of 31 December 2001 and 30 June 2001 was due to the restructuring of the loans of certain corporate borrowers'. As a result of such restructuring, certain loans and advances were converted into equity or other instruments which were classified as dealing securities and investment securities on the balance sheet. Since 1997, loans in the manufacturing, real estate, construction, and finance, insurance and business services sectors have accounted for a significant majority of RHB Group's loan portfolio. RHB Group's policy since 1997 focused on lending to the manufacturing sector. As a result, this sector accounted for 26.6% of RHB Group's total loans at 30 June 2001 and still accounts for the largest single industry concentration, with approximately 24.1% of RHB Group's total loans at 31 December 2001. Many of the manufacturers in this sector produce goods for export markets and therefore have been adversely affected by a slowdown in export markets, particularly in the United States, Japan, Taiwan and other South East Asian countries, which are important markets for many Malaysian exporters. A significant portion of RHB Group's loan portfolio consists of loans made by RHB Bank. For a detailed description of RHB Bank's loan portfolio, see "Assets and Liabilities of RHB Bank Group—Loan portfolio".

In order to diversify its loan portfolio to protect against future fluctuations resulting from a slowdown in export markets, RHB Group has adjusted its loan policy to focus on other major sectors that include purchase of landed property (residential and non-residential), general commerce, construction and finance, insurance and business services. Each of these sectors represent 15.4%, 10.3%, 8.7% and 8.4% of RHB Group's total loans, respectively, as at 31 December 2001. Future growth in RHB Group's results and loan portfolio will continue to be dependent on continued domestic economic growth and implementation of governmental policies, as well as competition, growth in deposits, availability of funding sources, political and economic developments and other factors.

Provision for bad and doubtful debts

Under Bank Negara Malaysia guidelines, RHB Group is required to maintain a specific provision based on the unsecured amount of various categories of non-performing loans and is required to maintain a general provision of at least 1.5% of total loans (including loans sold to Cagamas) net of interest-in-suspense and specific provision.

As at 31 December 2001, RHB Group's overall provision for bad and doubtful debts totaled RM2,491 million (US$655.5 million), which represented an increase of 9.1% over the provision of RM2,283 million

(US$600.8 million) as at 30 June 2001. The provision is made up of a specific provision, for identified bad and doubtful accounts, and a general provision for unspecified risks which may be inherent in RHB Group's loan portfolio. RHB Group's specific provision increased 15.0% to RM1,806 million (US$475.3 million) as at 31 December 2001 from RM1,571 million (US$413.4 million) as at 30 June 2001, reflecting growth in non-performing loan balances during the period. The general provision decreased 3.0% to RM685 million (US$180.3 million) as at 31 December 2001 from RM712 million (US$187.4 million) as at 30 June 2001 as a result of the decrease in gross loan volume. The general provision represented approximately 1.8% of total loans less specific provisions and interest-in-suspense at such dates.

In recent years, RHB Group's overall provision for bad and doubtful debts has increased faster than its loan portfolio and even increased as its loan portfolio has decreased. This growth reflects industry trends and is primarily attributable to the expiry of the indulgence period granted to borrowers participating in Malaysia's debt restructuring process and the economic slowdown in 2001 that hindered the ability of corporate and retail borrowers to repay their debts. RHB Group's total provision as a percentage of gross loans and advances increased from 5.5% as at 30 June 2001 to 6.2% as at 31 December 2001. See "Assets and Liabilities of RHB Bank Group—Classification of non-performing loans."

Cash and short-term funds

Cash and short-term funds decreased 8.4% to RM3,783 million (US$995.5 million) as at 31 December 2001 from RM4,129 million (US$1,086.6 million) as at 30 June 2001. The decreases resulted from a decision by RHB Group to reduce its cash position in response to low available returns in the money market. A significant majority of RHB Group's cash and short-term funds consist of money market funds maturing in one month (which are classified as short-term funds rather than deposits with financial institutions), while the remainder consisted of cash balances. RHB Group maintains a significant amount of current assets in cash and statutory deposits with Bank Negara Malaysia to meet statutory reserve requirements and maintains additional cash and short-term funds, deposits and placements with financial institutions and deposits with Bank Negara Malaysia to satisfy statutory liquidity ratios and meet short-term working capital needs. Apart from deposits with Bank Negara Malaysia, most of these assets are interest bearing. Cash and short-term funds balances vary within periods depending on timing of cash flows, deposits taken and loans maturities. Managing fluctuations in these balances is an important part of RHB Bank's asset and liability management. See "Assets and liabilities of RHB Bank Group—Asset and Liability Management".

Total liabilities

As at 31 December 2001, RHB Group had total liabilities of RM57,510 million (US$15,134.2 million), which was a decrease of 1.1% over total liabilities of RM58,128 million (US$15,296.8 million) as at 30 June 2001. RHB Group's interest-bearing liabilities (consisting primarily of deposits from customers, deposits and placements from other financial institutions, obligations on securities sold under repurchase agreements and borrowings) as at these dates accounted for approximately 82.8% and 83.7% of total liabilities, respectively. The movement in total liabilities was primarily attributable to movement in customer deposits.

Deposits from customers, deposits and placements from other financial institutions

RHB Group's customer deposits decreased 4.3% to RM36,234 million (US$9,535.2 million) as at 31 December 2001 from RM37,881 million (US$9,968.8 million) as at 30 June 2001. The decrease was in line with RHB Bank's rebalancing of its deposit mix to reduce its levels of surplus cash and short-term funds.

RHB Group's deposits and placements from other financial institutions (mainly interbank deposits) increased by 37.1% to RM5,697 million (US$1,499.2 million) as at 31 December 2001 from RM4,154 million (US$1,093.2 million) as at 30 June 2001. RHB Group actively manages its interbank balances as part of its asset and liability management. Most of these movements reflected short-term treasury activities seeking more attractive spreads between money market rates and rates on placements from financial institutions. These movements also reflect RHB Group's policy to reduce its dependence on interbank sources to fund its operations and increase its stable deposits. Interbank funds at RHB Group accounted for 9.9% and 7.1% of RHB Group's total liabilities as at 31 December 2001 and 30 June 2001.

Off-balance sheet items

Off-balance sheet items have historically accounted for a significant portion of RHB Group's overall liabilities and other exposures. Most of these off-balance sheet items consist of commitments to extend credit to customers of RHB Bank. As at 31 December 2001, commitments and contingencies totaled RM32,424 million (US$8,532.7 million) and represented a decrease of 5.4% from RM34,278 million (US$9,020.5 million) as at 30 June 2001. Commitments and contingencies at RHB Group accounted for 36.1% and 37.1% of total liabilities plus commitments and contingencies as at 31 December 2001 and 30 June 2001, respectively.

RHB Group's irrevocable commitments to extend credit account for approximately 67.5% and 59.5% of its off-balance sheet items as at 31 December 2001, and as at 30 June 2001. Other major off-balance sheet items include foreign exchange related contracts, direct credit substitutes and transaction related contingent items (such as performance bonds and shipping guarantees) which in total account for approximately 20-30% of total off-balance sheet items.

BUSINESS OF RHB GROUP

The following description introduces the businesses of RHB Group. Financial and other statistical information is presented on a historical basis and, except where indicated, is not presented on a pro forma or restated basis.

Introduction

RHB Group is one of the largest integrated financial services groups in Malaysia providing a full range of financial products and services, including commercial banking, offshore banking, stock-broking, merchant banking, corporate finance and advisory services, equity and economic research, asset management and unit trusts, finance company services, futures broking, asset-based financing, property investment, management and insurance services. RHB is an investment holding company and has one principal subsidiary, RHB Capital. As at 31 December 2001, RHB Group had total assets of RM57.8 billion (US$15.2 billion). For the year ended 30 June 2001 and the six months ended 31 December 2001, RHB Group recorded net losses of RM198 million (US$52.1 million) and RM124 million (US$32.6 million), respectively.

RHB Group conducts its banking, securities and other financial services businesses through the subsidiaries and associated companies of its subsidiary, RHB Capital. RHB owns 55.4% of the issued share capital of RHB Capital. As at 31 December 2001, RHB Capital, on a consolidated basis, had total assets of RM56.4 billion (US$14.8 billion). For the year ended 30 June 2001 and the six months ended 31 December 2001, RHB Capital, on a consolidated basis, recorded net profits of RM263 million (US$69.2 million) and RM103 million (US$27.0 million), respectively.

RHB Capital's commercial banking activities are currently conducted through RHB Bank. RHB Capital owns 70.0% of the issued share capital of RHB Bank. RHB Bank is one of the largest banks in Malaysia. As at 31 December 2001, RHB Bank, on a consolidated basis, had total assets of RM51.0 billion (US$13.4 billion). For the year ended 30 June 2001 and for the six months ended 31 December 2001, RHB Bank, on a consolidated basis, recorded net profits of RM348 million (US$91.5 million) and RM133 million (US$35.0 million) respectively.

RHB Capital conducts its merchant banking business through its subsidiary, RHB Sakura. RHB Capital owns 51.0% of the issued share capital of RHB Sakura. RHB Sakura provides corporate finance and advisory services, underwriting, loan syndication, project financing and its subsidiary, RHB Unit Trust provides unit trust management services. As at 31 December 2001, RHB Sakura, on a consolidated basis, had total assets of RM3,948 million (US$1,039 million). For the year ended 30 June 2001 and the six months ended 31 December 2001, RHB Sakura, on a consolidated basis, recorded net profits of RM73 million (US$19.1 million) and RM37 million (US$9.7 million) respectively.

RHB Capital also operates two stock-broking companies in Malaysia-RHS and Straits Securities-which together represent one of the largest stock-broking operations in Malaysia. RHS and Straits Securities together executed approximately 8.4% of the volume traded on the KLSE in the financial year ended 30 June 2001.

RHB through its subsidiary RHB-Daewoo owns and is developing the commercial property in Kuala Lumpur named Vision City. RHB owns 80.0% of the issued share capital of RHB-Daewoo. As at 31 December 2001, RHB-Daewoo had total assets of RM456 million (US$120.0 million) and total liabilities of RM463 million (US$121.8 million).

As at 28 May 2002, the latest practical date before the printing of this Explanatory Circular, RHB had a market capitalisation of RM848 million (US$223.3 million), based on a closing price on the KLSE of RM1.83 per share, while RHB Capital had a market capitalisation of RM4,085 million (US$1,074.9 million) based on a closing price on the KLSE of RM2.24 per share.

The following chart sets out the current structure of RHB Group:

RHB Group structure before the Proposed Group Restructuring Scheme


RHB
55.4%
80%
RHB Capital
RHB-Daewoo
70%
63%-100%
100%
100%
70%
79.5%
51%
49%
RHB Leasing
Securities Companies
RHB Capital Properties
RHS
RHB Bank
RHB Insurance
RHB Sakura
51%
100%
100%
RHB Delta Finance
RHB Bank (Labuan)
RHB Unit Trust

History and Background

RHB's business (in the form of RHS) was originally founded in 1982 as a stock-broker for KLSE listed securities and grew throughout the 1980s as the Malaysian economy and financial markets developed. RHB was incorporated on 6 August 1987 and was listed on the KLSE in 1988, with RHS as its wholly-owned subsidiary. In the late 1980s and early 1990s, RHB expanded further and diversified its operations both in the domestic and international markets. However, since the Asian economic crisis in 1997, RHB has rationalised its overseas operations and has refocused more on its domestic businesses.

In 1990, RHB acquired a 20.0% interest in a listed bank, Development & Commercial Bank Berhad (now RHB Bank) ("*D&C Bank*"). RHB Capital was incorporated in 1994, under the name of DCB Holdings Berhad, in order to acquire the shares in D&C Bank, RHB Sakura and other related financial services companies. RHB Bank was delisted on 29 December 1994 and RHB Capital was listed in its place.

In July 1997, RHB Group completed a major restructuring, which included the acquisition of 100.0% interest in the Kwong Yik Bank Group and the merger of Kwong Yik Bank Berhad with the banking operations of RHB Bank. After the restructuring, RHB became the holding company of the enlarged RHB Capital Group. The subsequent acquisitions of Sime Bank Berhad in 1999 and Delta Finance Berhad and Interfinance Berhad in 2000 have also increased RHB Bank's operations significantly.

The following table sets out RHB Group's profits before taxation and Zakat by business segment for the year ended 30 June 2001 and for the six months ended 31 December 2001.

Business segment	As at 30 June 2001		As at 31 December 2001	
	RM (millions)	%	RM (millions)	%
Commercial banking	493	81.4	178	76.1
Merchant banking	100	16.5	49	20.9
Finance and leasing companies	80	13.3	44	19.0
Securities and asset management	(25)	(4.1)	(7)	(2.9)
Insurance	11	1.7	10	4.1
Unit Trust	2	0.4	1	0.4
Properties	(11)	(1.8)	(11)	(4.7)
Investment holdings and others	(44)	(7.3)	(30)	(12.9)
Subtotal	606	100.0	233	100.0
Associated company	(3)		1	
Goodwill	(110)		(56)	
Interest expense	(225)		(111)	
Total	268		66	

Strategy

Since 1999 the Malaysian economy has been growing steadily. The Malaysian government's main focus is now on developing businesses in Malaysia to support the economic growth and transformation process. The objective of the Financial Sector Masterplan is "to develop a more resilient, competitive and dynamic financial system". RHB expects the financing needs of companies in Malaysia over the next ten years to increase significantly and become increasingly complex and diversified. While banking institutions will continue to be the backbone of the financial system, insurance and other specialised institutions and the capital markets should also increase in importance.

RHB Group's strategy is to take advantage of opportunities presented by recent and anticipated economic growth and market liberalisation to become a leading, fully-integrated, financial services group in Malaysia. It intends to diversify its products and services and provide a full range of quality financial services under the RHB brand name to meet the individual needs of its customers. Major components of RHB Group's strategy include:

- ***Focus on maintaining and enhancing RHB Group as a leading integrated financial services group in Malaysia***

  Currently, RHB Group is one of Malaysia's leading integrated financial services groups. In Malaysia, it operates one of the leading securities brokerage houses, one of the largest banks, one of the leading merchant banks, one of the largest private asset management and unit trust operations, a profitable general insurance company and a sizable finance company. RHB Group's strategy is to maintain and enhance its leading market position in its major activities by expanding both the volume and range of its products within prudent limits and by focusing on developing new products and services. RHB believes that RHB Group's size and position in the market enable it to respond better to existing and future challenges and competitive pressures in the industry, take advantage of market and regulatory developments and anticipate and respond to the needs of its customers. RHB also believes that RHB Group's position in the market will enable it to remain at the forefront of, and influence all major aspects of, the domestic financial services markets, as well as to help influence future economic growth and development in Malaysia and developments in financial markets in the South East Asian region. The proposed acquisition of Bank Utama will significantly increase RHB Group's presence in East Malaysia.

  RHB believes that the development and maintenance of a full product range will allow RHB Group to take advantage of synergies and efficiencies, permit it to cross-sell its products more effectively, and enable it to respond more quickly to competitive pressures and market developments. RHB believes that the RHB brand name is widely recognised in Malaysia and is associated with quality and sophisticated financial services.

- ***Focus on restructuring and consolidating the services offered by RHB Group***

RHB believes that the efficiency and size of RHB Group, as a whole, is important. RHB Group aims to reduce duplication of services in order to serve its customers more efficiently. The rationalisation of similar products and services presently offered by different companies of RHB Group will enable RHB Group to become more focused and efficient.

The merger of RHS with Straits Securities, along with the consolidation of the securities businesses under the merchant banking arm of RHB Sakura, will consolidate the securities services offered by RHB Group and encourage greater efficiencies. Similarly, the merger of RHB Leasing with RHB Delta Finance will also rationalise duplicated services and bring about greater cost efficiencies in the asset-based lending business of RHB Group and enhance cross-selling to customers of other RHB Group companies.

In the future, RHB Group will continue to look at ways in which the products and services offered by RHB Group can be rationalised in order to become more efficient.

- ***Improve the risk profile of its business***

RHB Group is developing and enhancing its business risk management policies by rebalancing its exposure to various types of businesses and industries. RHB Group is focused on improving its credit and lending policies and developing its risk evaluation models to enable it to improve its assessment of risks that may affect the various businesses of RHB Group.

Significant measures to improve RHB Group's credit risk rating methods are being implemented. RHB Bank and RHB Sakura are moving towards achieving international best practices that are in line with the guidelines published by the Bank of International Settlements, Geneva. RHB Bank and RHB Sakura are also installing up-to-date credit risk management software in order to upgrade their existing credit risk rating system. The software should enable RHB Bank and RHB Sakura to improve their loan management and approval process by having a dedicated credit data-based information system and optimising their portfolio risk management.

During 2001, RHB Group set up risk management committees within the boards of directors of RHB Group's principal operating subsidiaries, namely RHB Bank, RHB Sakura and RHS. Each committee has appointed a team of risk management personnel who operate independently of the other operating divisions and report to their respective risk management committees. The autonomy granted to such personnel allows them to function effectively and undertake requisite action when needed.

In addition to credit risk, RHB Group is also focusing on controlling market and operational risk. RHB Group has been increasing the awareness of all managers to such risks and is in the process of implementing further measures to address other risk-related issues.

- ***Continue to expand consumer banking operations and focus on the middle-class urban population***

RHB Bank has been growing its consumer banking sector by improving sales channel effectiveness, forming dedicated teams to deal with customer enquiries, setting up a call centre and establishing telemarketing and reward schemes. RHB Bank expects to continue to expand its consumer banking operations and services by increasing its range of products, such as flexible mortgage repayment plans and various housing loan packages, in order to offer more diverse choices to its customers. RHB Bank has introduced new credit card initiatives, such as loyalty point schemes, and aims to expand its hire purchase services. RHB Bank also intends to offer its clients stock-broking services via the internet.

In order to support RHB Bank's efforts to attract more customers, it has installed an IT system (which includes internet banking). The system is advanced in comparison to those operated by other domestic Malaysian banks. RHB Bank won the Call Centre Association Malaysia's "New Call Centre of the Year" Gold Award in 2002. The call centre centralises all customer enquiries and is equipped with advanced IT systems to track incoming calls and to provide operators with access to almost all customer details.

RHB Bank will focus on attracting the middle class urban population by introducing new products. For example, in order to target the more profitable sectors, RHB Bank now offers complete packages, such as the RHB "My 1 Account", and plans to offer customers access to personal financial planners in branches to enhance bank-customer relationships. Another example of RHB Bank's initiatives is to attract university students by offering them study loans. This initiative will give RHB Bank the opportunity to capture their demand for financial services in the future.

The proposed acquisition of Bank Utama will increase RHB Bank's customer base in East Malaysia.

- ***Expand opportunities for cross-selling products***

RHB believes that expanding the ability of RHB Group to cross-sell its financial products is a significant part of its overall competitive strategy.

The cross-selling opportunities that RHB Group has identified are two-fold: (i) cross-selling products offered by one company to customers of other RHB Group companies; and (ii) introducing different types of products and services to a company's existing customers.

For instance, through its commercial bank branches and internet banking services, RHB Bank has been expanding its retail customer base and increasing the geographic reach of its service. In order to take advantage of cross-selling opportunities, all branch personnel have been trained and are incentivised to market products offered by other RHB entities. RHB Bank also uses its franchise to sell RHB Group products such as insurance, leasing and merchant banking products to its existing corporate customers.

Senior management of the various RHB Group companies meet regularly to discuss ways to ensure that a greater emphasis is placed on cross-selling RHB Group products and that customer referrals are optimised. A fee-sharing mechanism has also been established to allocate cross-selling related fees among RHB Group companies.

- ***Expand scope of fee-based activities***

RHB Group provides a wide variety of fee-based services in its merchant banking, securities and asset management businesses, as well as its commercial banking operations. RHB believes that the ability of RHB Group to be a market leader in providing new and diversified fee-based products and services will be a key part of its competitive strategy.

Historically, RHB Bank has been one of the leading trade finance banks in Malaysia, providing a wide range of services mainly to its borrowing customers. RHB Bank also offers a number of other fee-based services, such as payment and remittance services, foreign exchange, computerised electronic banking, bill collection and cash management services. As at 31 March 2002, RHB Bank had already set up seven regional trade centers and eight trade business development desks to allow it to develop further its relationship with its trade financing customers. RHB Bank has also enhanced its cash management and payments systems to cater for the increasingly sophisticated needs of these customers.

To expand its fee-based revenues further, RHB Bank proposes to customise the services offered to its retail and consumer customers. For example, RHB Bank is expanding its retail foreign exchange services and offering bill payment services over the internet. RHB Bank also has a significant number of other banks' customers using its automated teller machines ("ATM"), for which it receives a fee from the customers' own bank. Although RHB Bank has to pay a similar fee when its customers use ATM machines of other banks, RHB has historically made a net gain from such activities.

RHB Sakura, RHB Group's merchant bank, is gradually reducing its lending activities and focusing on fee-based advisory and underwriting services. In addition, certain of RHB Group's other operations also expect to grow their fee-based activities. For example, RHB expects RHAM and RHB Unit Trust to increase the amount of funds that they manage and consequently increase their revenues from management fees.

RHB CAPITAL

RHB Capital is the holding company for RHB Group's financial services companies. All of RHB Group's banking, securities and other financial services businesses are conducted through RHB Capital's subsidiaries. RHB Capital's main banking services are provided through its commercial banking subsidiary, RHB Bank, and its merchant banking subsidiary, RHB Sakura. Other financial services businesses are conducted through a number of other subsidiaries, as described below.

BANKING AND FINANCIAL SERVICES

RHB Bank

RHB Bank has two main subsidiaries, RHB Bank (Labuan) and RHB Delta Finance. Except where specified, all RHB Bank figures quoted in this section relate to RHB Bank only, excluding its subsidiaries.

RHB Group's main banking services are provided through RHB Bank. RHB Capital owns 70.0% of the issued share capital of RHB Bank. RHB Bank is one of the largest banks in Malaysia. RHB Bank is also one of the ten anchor banks selected by the Malaysian government to lead the domestic banking consolidation programme.

As at 31 December 2001, RHB Bank had total assets of RM48.3 billion (US$12.7 billion), total liabilities of RM43.6 billion (US$11.6 billion), total customer deposits of RM33.9 billion (US$8.9 billion) and gross loans of RM34.6 billion (US$9.1 billion). For the year ended 30 June 2001 and for the six months ended 31 December 2001, RHB Bank recorded net profits of RM304 million (US$79.9 million) and RM133 million (US$35.0 million) respectively.

RHB Bank offers a comprehensive range of financial products and services ranging from retail, commercial and corporate banking to Islamic products and services and electronic banking. RHB Bank has its Head Office at RHB Centre in Kuala Lumpur, and as at 31 March 2002 had a network of 182 branches throughout Malaysia. RHB Bank also has a regional presence with branches in Singapore, Bandar Seri Begawan in Brunei and Bangkok in Thailand.

Upon completion of the proposed acquisition of Bank Utama, RHB Bank will merge the banking business of Bank Utama with RHB Bank to expand further its presence throughout Malaysia. See "Summary of the Proposed Group Restructuring Scheme".

RHB Bank provides a range of corporate, commercial and retail banking services. Its main customer services are provided by the Enterprise Banking Division, the Consumer Banking Division, the Islamic Banking Division and the Treasury Division.

Enterprise Banking Division

The following table sets out a summary of the Enterprise Banking Division's gross loan portfolio:

	As at 30 June 2000	As at 30 June 2001	As at 31 December 2001
	RM (millions)	RM (millions)	RM (millions)
Corporate Banking Group	14,233	13,967	12,715
Commercial Banking Group	9,592	10,449	9,734
Total	23,825	24,416	22,449

The Enterprise Banking Division provides banking services to multinational companies, local corporates, middle market corporate customers and SMIs in most sectors of the economy and in all major regions of Malaysia. The Enterprise Banking Division is split into two groups, the Corporate Banking Group and the Commercial Banking Group. Local corporates and multinational companies are handled through the Corporate Banking Group, while middle market and SMIs are handled through the Commercial Banking Group. As at 31 December 2001, the Enterprise Banking Division accounted for approximately 64.8% of RHB Bank's gross loans, of which approximately 56.6% were through the Corporate Banking Group and 43.4% through the Commercial Banking Group. RHB Bank currently has over 16,000 commercial and corporate customers. As at 31 December 2001, non-performing loans of the Enterprise Banking Division accounted for approximately 16.7% of the Enterprise Banking Division's gross loans and approximately 10.8% of RHB Bank's gross loans.

The Enterprise Banking Division is supported by four independent credit analyst teams. Customer accounts are managed jointly by relationship managers and credit analysts to ensure marketing opportunities are maximised and credit issues are identified early. The relationship manager handles the customer relationships with RHB Bank and the credit relationships are managed by the credit analyst team. This system is designed to ensure consistency in credit approach, security structure, and pricing structure as well as leveraging on the relationship with the customer to boost ancillary fee-based income. Evaluating the customers' credit worthiness enables RHB Bank to assess the customers' financial standing, and their capacity to take on and service the debt. In performing this evaluation, the risks associated with the lending from both the industry's perspective and the customers own profile are taken into account.

The types of credit facilities and products available are mainly floating rate instruments, although RHB Bank does, from time to time, provide fixed rate financing, subject to the Treasury Division being able to manage the funding position and the interest rate risk associated with a fixed rate financing structure. The types of credit provided by RHB Bank include overdrafts, revolving credit facilities, short- and long-term floating rate loans, bridging and syndicated loans, project financing, local bill discounting and export credit refinancing. RHB Bank, through the Treasury Division, is able to offer a variety of products including money market instruments, derivative products and foreign exchange facilities. RHB Bank's general policy is to lend to customers who have a demonstrated need for the funds, especially in the case of customers who request long-term loans. Most commercial and corporate banking loans are in Malaysian Ringgit. Foreign currency loans are generally handled by RHB Bank's offshore subsidiary in Labuan. See "RHB Bank (Labuan)".

RHB Bank also offers a number of other banking services to its corporate and commercial customers, including deposit services, payment and cash management services, on-line computerised banking, bill collection and payment services. RHB Bank has placed increasing emphasis on marketing the wide range of services available to middle market customers and SMIs.

Because of RHB Bank's historical relationship with the manufacturing industry, it has been able to generate a significant level of fee-based income from trade financing services, such as providing letters of credit facilities, shipping guarantees, bankers acceptances, documentary credit and collections, trust receipts, foreign exchange and other services. A significant portion of RHB Bank's trade financing services involve exports to and from other Asian countries, primarily Japan, Taiwan, and other South East Asian countries, although many of its customers also export to the United States, Europe and other countries. RHB Bank's alliance with Sumitomo Mitsui Banking Corporation in Japan has enabled it to obtain a good share of trade financing business with Japanese enterprises in Malaysia.

RHB Bank has identified trade financing business as one of the key areas to support the Enterprise Banking Division's strategy to increase the amount of fee-based income. As at 31 March 2002, RHB Bank had successfully implemented a new trade finance system and established seven regional trade centers at strategic locations throughout Malaysia which focus on delivering RHB Bank's trade financing services. It had also established eight trade business development desks, which focus on marketing and selling RHB Bank's trade financing services. Experienced trade personnel are available to provide advisory and value-added services to customers concerning trade-related matters and further develop RHB Bank's relationship with its trade financing customers.

A further enhancement of the services available to Enterprise Banking customers, is that RHB Bank now offers trade financing products through its intranet banking with additional functions for both trade and e-payment and plans to provide straight-through trade processing. The trade financing business is complemented by RHB's desktop cash management and trade platform which offers an electronic platform for Enterprise Banking customers to check the status of their accounts and to transfer funds electronically. These platforms are being used predominantly for collection accounts whereby RHB Bank collects customer funds and permits both direct debits and credits to capture the float deposit business and transactional accounts for fee income business. One of RHB Bank's strategies is to enhance its cash management and payments systems and upgrade to an online platform to cater for the increasingly sophisticated needs of its customers. RHB Bank intends to develop and increase its capabilities as a major trade financing services provider offering a fully integrated service to enhance efficiency in the processing of trade transactions.

RHB Bank has the capacity to underwrite large projects, subject to customers meeting stringent credit due diligence. This strategy allows RHB Bank to participate fully in the loan syndication and project finance markets. The Enterprise Banking Division also ensures that it offers to its customers all the services provided by RHB Group, such as insurance, leasing, treasury products and merchant banking.

RHB Bank attributes its strength in commercial and corporate banking to its emphasis on account relationship management, service differentiation (particularly in international trade financing services) and product development. RHB Bank also focuses on obtaining new accounts as well as seeking to increase both the utilisation rates for its existing customer credit facilities and the amount of fee-based income earned from these customers.

The enlarged RHB Bank, as a result of the proposed acquisition of Bank Utama, will have increased commercial and corporate banking in East Malaysia and a larger customer base with a greater pool of resources.

Consumer Banking Division

The Consumer Banking Division is responsible for RHB Bank's retail lending and deposit-taking businesses and operates RHB Bank's branch network. As at 31 March 2002, RHB Bank's branch network consisted of 182 branches located throughout Malaysia. RHB Bank's major retail banking services include mortgage lending, deposit-taking, current and savings account services, electronic banking services and credit card services. RHB Bank branches also offer remittance services, premium banking services, Islamic banking services and foreign exchange services. Foreign exchange services make a significant contribution to the profit of the Consumer Banking Division. See "RHB Bank—Treasury Division". RHB Bank's branches are able to cross-sell a variety of the RHB Group's products, such as unit trust, insurance and securities services. As at 31 December 2001, the Consumer Banking Division accounted for approximately 25.1% of RHB Bank's loans. As at 31 December 2001, non-performing loans of the Consumer Banking Division accounted for approximately 10.8% of the Consumer Banking Division's gross loans and approximately 2.7% of RHB Bank's gross loans.

The following table sets out a summary of the Consumer Banking Division's gross loan portfolio:

	As at 30 June 2000	As at 30 June 2001	As at 31 December 2001
	RM (millions)	RM (millions)	RM (millions)
Purchase of landed properties	6,496	6,881	7,242
Credit cards	151	179	226
Other personal loans	1,211	1,072	1,219
Total	7,858	8,132	8,687

Currently each of RHB Bank's branches is connected to RHB Bank's internal electronic data processing network, which processes transactions in real time and each branch contains at least one on-site ATM. RHB Bank operates over 400 ATMs, of which approximately 270 are located at its branch offices, and the remainder in popular consumer areas, such as shopping malls. There are currently approximately 3,900 employees in the branch network. In addition to the branch network, RHB Bank has teams of mortgage executives, credit card executives and, in the coming year, will have personal financial planners dealing with separate consumers requirements.

RHB Bank is reorganising its collection and analysis of customer data so as to enable it to deliver products, cross-sell and identify more business opportunities.

Consumer Lending. Housing loans are RHB Bank's main consumer lending product. As at 31 December 2001, housing loans accounted for more than 68.7% of gross loans of the Consumer Banking Division. RHB believes that this gives RHB Bank a market share of approximately 8.5% of all housing loans made in Malaysia. These loans are typically secured by a registered charge on the property and are typically fixed-term loans. These loans are priced based on the Base Lending Rate, and reprice automatically each time the Base Lending Rate changes and interest is calculated on a monthly rest basis. RHB Bank's housing loans normally have terms of between 15 and 20 years, up to a maximum of 30 years. RHB Bank's general policy is to lend up to 80.0% of the appraised value for residential properties, up to 70.0% for high rise buildings or shophouses and up to 60.0% for investment properties. Property valuations are generally performed by third party valuers acting on behalf of RHB Bank. RHB provides housing loans for the purchase of both previously owned properties and newly built properties. The launch of the "My 1 Housing Loan" product has recently increased the number of mortgage applications. Commercial banks, finance companies and building societies in Malaysia also offer housing loans and, as a result, competition for such loans is intense. As at 31 December 2001, non-performing housing loans accounted for approximately 8.8% of RHB Bank's gross housing loans and 1.8% of RHB Bank's gross loans. See "Assets and Liabilities of RHB Bank Group—Profile of non-performing loans".

Credit card services. RHB Bank offers Visa and Mastercard credit cards. It recently launched a campaign to increase the volume of credit card applications and a loyalty programme for credit card users. RHB believes that this aspect of RHB Bank's business will grow over the next 18 months and systems are in place to process the increased volume of applications.

Deposit products. RHB Bank offers a variety of deposit products to customers through its branches, including current accounts, savings and passbook accounts, fixed deposits and the "RHB My 1 Accounts", as described below. As at 31 December 2001, RHB Bank had RM33.9 billion (US$8.9 billion) in total customer deposits in over 3 million deposit accounts. Historically, a significant majority of RHB Bank's deposits have been in the form of fixed deposits or negotiable certificates of deposit (which also have fixed terms). Generally, savings deposits carry lower rates of interest than fixed or negotiable deposits, while demand deposits are non-interest bearing. The Consumer Banking Division also cross-sells unit trust products to its customer base. One of the products that RHB Bank offers is the "RHB My 1 Account", which is an innovative deposit product that offers a checking facility, high deposit interest rate, and a consolidated statement that organises the customer's entire banking relationship into a single document. RHB Bank has expanded its premium banking service for high net worth customers to realise the potential for growth in both account balances and cross-selling opportunities.

Electronic Banking. RHB Bank offers a range of electronic banking services via the internet as well as an intranet-based cash management system, which is a corporate computer banking service. With the changes triggered by internet technology and the development of electronic banking, RHB Bank has embarked on a process to transform its operations to improve further its efficiency and customer focus. RHB Bank is now actively marketing its internet banking services. Internet banking allows customers to check their balances, transfer money, make payments and investments as well as providing access to a variety of other services.

Islamic Banking Division

RHB Bank offers Islamic banking products and services both to consumers and the business sectors. In the Financial Sector Masterplan, Bank Negara Malaysia outlined the importance of developing a progressive and comprehensive financial system to strengthen Malaysia as a regional Islamic financial centre.

RHB Bank is committed to developing products and services ranging from basic services such as the "Mudharabah" current account (which is based on the Islamic profit-sharing concept of Mudharabah) to more complex packages such as the "Cash Line (Overdraft)". The Cash Line (Overdraft) works under the Islamic concepts of "Bai Bithaman Ajil" (deferred instalment sale) and "Bai Inah" (resale for immediate cash) providing a flexible financing scheme. For consumers, RHB Bank also offers a property financing scheme under which RHB Bank provides financing to qualified customers to acquire assets such as residential and commercial properties, based on "cost-plus" or "mark-up" sales.

For Enterprise Banking customers, RHB Bank has designed several business services following the Islamic way of banking. For instance, the Islamic trade financing services adhere to four main Islamic concepts, these are "Kafalah" (guarantee), "Wakalah" (agency), "Murabahah" (cost plus sale) and "Bai Al-Dayn" (debt trading). The "Cash Line (Overdraft)" available to consumers is the latest Islamic banking product offered to business customers by RHB Bank.

As at 31 December 2001, the Islamic banking assets of RHB Bank represented approximately 9.4% of the total assets of RHB Bank. The following table sets out a summary of the Islamic Banking Division's gross loan portfolio:

	As at 30 June 2000	As at 30 June 2001	As at 31 December 2001
	RM (millions)	RM (millions)	RM (millions)
Corporate	913	1,453	1,382
Commercial	105	230	293
Consumer	137	193	264
Total	**1,155**	**1,876**	**1,939**

Treasury Division

The Treasury Division of RHB Bank performs a variety of treasury activities and services. Its primary functions within RHB Bank are divided into three main activities: (i) the provision of treasury services for customers of RHB Bank; (ii) the provision of trading activities for RHB Bank; and (iii) the management of the liquidity, funding and investments of RHB Bank.

As at 31 March 2002, the Treasury Division employed 55 people, including 35 dealers.

Treasury Division earnings continue to contribute significantly to RHB Bank's overall income, especially in terms of non-interest income originating largely from income from investment and dealing securities and foreign exchange. Fixed income earnings have grown significantly in recent years in view of the continued low domestic interest rates which has given rise to increased trading opportunities.

Treasury products and services for customers. The Treasury Division offers a wide range of products and services for RHB Bank's customers, such as foreign exchange activities, money market and investment products along with an up-to-date advisory service.

- Foreign exchange activities

  Most of RHB Bank's foreign exchange revenue derives from customer-related transactions. RHB Bank offers a wide range of over-the-counter foreign currency products at RHB Bank branches and at the ten bureaux de changes located throughout Malaysia. Services available at the bureaux de changes include sale and purchase of foreign currency notes and travellers cheques and the purchase of cash using credit cards.

  RHB Bank also offers services such as spot forward foreign exchange products, foreign exchange options and wholesale dealing of physical gold bullion to its customers.

- Other treasury investment products

  The Treasury Division also offers RHB Bank's customers a wide range of treasury investment products such as repos, multi currency deposit products and various short- or long-term investment instruments such as fixed deposits, bankers' acceptances and private debt securities. The Treasury Division also offers investments in a wide range of capital markets products, such as Cagamas notes and bonds and Malaysian government securities. Derivatives and structured products are also offered to allow customers to hedge and manage their long-term interest rate and exchange rate risk exposures.

  As at 31 December 2001, RHB Bank's total outstanding over-the-counter derivative contracts comprising mainly interest rate swaps, amounted to a nominal value of RM365 million (US$96.1 million).

- Advisory services

  The treasury service and advisory team assists RHB Bank's customers in meeting their pricing needs of, for example, foreign exchange activities, bankers' acceptances, repos, and multi currency deposits. Through its experienced research unit, RHB Bank can provide customers with an economic outlook, foreign exchange and interest rate forecast and information on the latest market developments.

Trading activities for RHB Bank. Another important function of the Treasury Division is the provision of a variety of trading activities for RHB Bank. RHB Bank ranks as one of the top five "Principal Dealers" in Malaysia and, as an active participant, trades in domestic bonds, spot foreign exchange, capital markets and derivatives in the form of futures and interest rate swaps.

RHB Bank's foreign exchange trading is governed both by internal trading policies and guidelines and by an overall net open position limit set by Bank Negara Malaysia.

In taking proprietary positions, RHB Bank's foreign exchange dealers are required to adhere to trading limits such as open position limits, deal size limits, loss limits, net losses for individual dealer limits and the overall loss limits set for the interbank desk. Any such positions are marked-to-market at the end of every trading day. These limits are periodically reviewed to take account of higher business volumes and changes in market conditions. In addition, the Executive Committee of RHB Bank approves limits for overall open foreign exchange positions to be complied with by dealers. Bank Negara Malaysia has recently proposed that Malaysian banks should adopt Bank for International Settlement's risk management policies. Bank Negara Malaysia has not, however, indicated when or under what circumstances such policies should be adopted.

RHB Bank's exposure to losses from holding derivatives is subject to market risk and credit risk limits. RHB Bank monitors market risk by using the "value at risk" method to estimate potential losses. This method takes into account historical movements in, and relationships between, several variables. RHB Bank monitors credit risk by reviewing credit quality data of its various counter-parties and setting maximum exposure limits based on this review. As at 31 December 2001, RHB Bank's 3-month KLIBOR futures contracts which were not hedged, and therefore exposed to market risk, amounted to approximately RM449 million (US$118.2 million). RHB Bank has also become one of the five market makers for the newly-launched futures contracts on five year Malaysian government securities which started trading on 29 March 2002.

As at 31 December 2001, securities in the trading portfolio amounted to approximately RM5,000 million (US$1,315.8 million) and constituted 10.3% of RHB Bank's total assets. Of the trading portfolio, negotiable instruments of deposits (27.4% of dealing securities) are principally held to satisfy sales made under repurchase agreements. Malaysian government securities (7.5% of dealing securities), Cagamas Bonds and notes (12.5% of dealing securities), Bank Negara Malaysia bills (16.0% of dealing securities) and other bankers' acceptances and Islamic accepted bills (14.4% of dealing securities) also qualify as liquifiable assets under Bank Negara Malaysia's new liquidity framework. Long-term securities like Malaysian government securities and Cagamas Bonds are marked-to-market. Unrealised losses flow through the income statement as incurred and gains do not flow through the income statement until realised. The other securities in the trading portfolio are stated at the lower of cost and market value determined on an aggregate basis.

RHB Bank holds exchange traded interest rate and foreign exchange instruments in order to manage its exposure to interest rate and foreign exchange market risk and to generate income from arbitrage. As at 31 December 2001, RHB Bank had derivatives (primarily 3-month KLIBOR futures, interest swaps and options) with an aggregate nominal amount of RM849 million (US$223.4 million).

Funding, liquidity and investment management. An important function of the Treasury Division both in Malaysia and overseas is to manage the funding and liquidity of both foreign currency and Malaysian Ringgit for RHB Bank to ensure adequate liquidity, funding stability, optimum cost of deposit funds and investment yields. See "Assets and liabilities of RHB Bank—Funding and liquidity".

The Treasury Division monitors the assets and liabilities of RHB Bank and seeks to ensure that its mixture of both short- and long-term deposits achieves optimum yields. The Treasury Division also ensures RHB Bank's compliance with the new liquidity framework set by Bank Negara Malaysia. This liquidity framework provides that all Malaysian banks must have at least 5.0% of their deposits as short-term deposits i.e. due within one month. To avoid over dependence on a few large depositors, concentration ratio targets are set by the Treasury Division and monitored regularly.

A substantial portion of the customers' deposits are rolled over upon maturity and therefore provide a stable source of funding for RHB Bank. To further manage RHB Bank's liquidity position, RHB Bank has in place comprehensive funding and liquidity policy guidelines, which provide guidance to manage and monitor the liquidity position proactively. Such measures include diversification of funding sources, projecting proactively and subjecting future cashflow to sensitivity and stress analyses, as well as managing and ensuring adequate contingent funding sources.

As at 31 December 2001, securities in RHB Bank's investment portfolio amounted to approximately RM4,562 million (US$1,200.5 million) and constituted 9.4% of RHB Bank's total assets. Cagamas Bonds, Cagamas Mudharabah Bonds, Cagamas Notes and Danaharta Bonds (20.2% of investment securities) and Malaysian government securities and investment certificates and other government securities (28.9% of investment securities) are principally held to comply with Bank Negara Malaysia's new liquidity framework. These securities are stated at cost, adjusted for amortisation of premium and accretion of discount, where applicable, to maturity date. The balance of the investment portfolio is made up of other securities including private debt securities and quoted securities originating both in Malaysia and overseas.

RHB Bank's principal objective in transacting in derivatives for purposes other than trading is the management of interest rate and foreign exchange risks arising out of non-trading assets and liabilities. RHB Bank uses derivatives to hedge exposure to market fluctuations with respect to specific transactions, primarily with respect to debt investment securities and fixed rate loans, and to modify the interest rate characteristics of related balance sheet instruments, principally interbank deposits, loans, short-term borrowings and long-term debt. RHB Bank closely monitors the potential impact of such transactions on its results of operations and financial condition.

RHB Bank (Labuan)

RHB Bank (Labuan), a wholly-owned subsidiary of RHB Bank, provides offshore banking services to RHB Bank's corporate and commercial customers. The Malaysian government has adopted a policy of encouraging development of Labuan as an offshore financial centre. As a result, banks which operate in Labuan are subject to beneficial tax rates and legal documents for loans originating in Labuan are subject to lower stamp duty than legal documents for loans originating in other parts of Malaysia.

As at 31 March 2002, 50 banks had operations in Labuan, nine of which are subsidiaries of Malaysian banks and was the fifth largest offshore Malaysian bank in terms of assets and has approximately 100 accounts and 17 employees. As at 31 December 2001, RHB Bank (Labuan) had total assets of RM2,534 million (US$666.9 million), total liabilities of RM2,360 million (US$621.0 million), total customer deposits of RM597 million

(US$157.1 million) and gross loans of RM2,239 million (US$589.2 million). For the year ended 30 June 2001 and for the six months ended 31 December 2001, RHB Bank (Labuan) recorded a net profit of RM27 million (US$7.2 million) and a loss of RM4 million (US$1.1 million) respectively.

RHB Bank (Labuan) obtains its funding from a mixture of corporate deposits, bilateral loans and shareholder funds. Its main activities are lending to Malaysian and overseas borrowers. In order for a Malaysian company to borrow from RHB Bank (Labuan), Bank Negara Malaysia approval is required. As at 31 December 2001, RHB Bank (Labuan)'s non-performing loans accounted for approximately 18.7% of its gross loans. However, restructuring activities are currently being implemented to reduce this percentage.

Foreign Currency Assets and Liabilities

RHB Bank Group's foreign currency assets and liabilities are primarily denominated in US Dollars and arise in connection with its off-shore banking operations in Labuan. These consisted of short-term loans, money market lending and investment securities. US Dollar assets typically bear interest based on the London Interbank Offered Rate or Singapore Interbank Offered Rate and reset every three or six months. RHB Bank (Labuan) actively sources medium to longer term, US Dollar funds instead of depending on short-term interbank borrowing as a funding source. As a consequence of this, RHB Bank (Labuan) has been obtaining bilateral US Dollar denominated facilities from its correspondence banks of up to three years tenure.

RHB Delta Finance

In November 2000, RHB Bank completed the acquisition of Delta Finance Berhad and Interfinance Berhad. These businesses were merged to form RHB Delta Finance on 1 December 2000. RHB Delta Finance is now one of ten licensed finance companies in Malaysia. RHB Delta Finance is primarily engaged in consumer financing, providing motor vehicle hire purchase loans and housing loans. Other services provided include industrial hire purchase loans, property loans and other personal loans. RHB Delta Finance has four branches in Peninsular Malaysia and has a strong presence in East Malaysia with 14 branches located there. The proposed acquisition of Bank Utama will further strengthen RHB Group's regional presence in East Malaysia.

RHB Delta Finance focuses on the development of the auto-financing business, which at present accounts for approximately 80.0% of its total business. The increased marketing activities, improved credit evaluation process and specialised sales force are designed to ensure that RHB Delta Finance will continue to grow in the financing sector.

As at 31 December, 2001 RHB Delta Finance had total assets of RM1,801 million (US$473.9 million), total liabilities of RM1,583 million (US$416.6 million), and gross loans of RM1,389 million (US$365.5 million). For the year ended 30 June 2001 and for the six months ended 31 December 2001, RHB Delta Finance recorded net profits of RM24 million (US$6.3 million) and RM32 million (US$8.3 million) respectively. As at 31 December 2001, RHB Delta Finance's non-performing loans represented approximately 11.5% of its gross loans.

RHB Leasing

RHB Capital Group provides leasing services through RHB Leasing. RHB Capital owns 70.0% of the issued share capital of RHB Leasing. As at 31 December 2001, RHB Leasing had total assets of RM614 million (US$161.6 million) and total liabilities of RM500 million (US$131.6 million) and gross loans of RM649 million (US$170.8 million). For the year ended 30 June 2001 and for the six months ended 31 December 2001, RHB Leasing recorded net profits of RM26 million (US$6.8 million) and RM13 million (US$3.4 million), respectively.

RHB Leasing was established in 1981 and is now a market leader in Malaysia, specialising in equipment leasing and hire purchase financing of plant, machinery, business equipment and motor vehicles from various industrial and commercial customers. Based on the latest survey by Asset Financing and Leasing Association of Malaysia ("*AFLAM*"), RHB Leasing's share of the equipment financing and leasing market (amongst members of AFLAM who participated in the survey) was estimated to be 15.0%. RHB Leasing operates six offices in Malaysia and employs 141 people.

Before extending credit, RHB Leasing undertakes prudent credit reviews guided by established procedures and guidelines. Unlike finance companies, leasing companies in Malaysia are not subject to regulation by Bank Negara Malaysia and are not licensed to accept deposits. As a result, most of RHB Leasing's funds are sourced from banks in Malaysia as well as from short-term borrowings from companies in RHB Group. As at 31 December 2001, RHB Leasing's non-performing loans represented approximately 3% of its gross loans.

As part of the Proposed Group Restructuring Scheme, RHB Leasing will become a wholly-owned subsidiary of RHB Delta Finance. See "Summary of the Proposed Group Restructuring Scheme". RHB intends to merge the operations of the two entities in the near future. The merger of the operations will establish a balanced portfolio of both enterprise and consumer financing. Resources such as funding and marketing will be shared and the regional network of both businesses will be extended throughout Malaysia.

MERCHANT BANKING SERVICES AND SECURITIES

RHB Sakura

Except where specified, all RHB Sakura figures quoted in this section relate to RHB Sakura only, excluding its subsidiaries.

RHB Sakura, the merchant banking arm of RHB Capital, provides primarily corporate finance and advisory, corporate banking and treasury services. RHB Sakura also owns 51.0% of RHB Unit Trust. RHB Sakura focuses on fee-based activities which include the arrangement of corporate loans, management and underwriting of debt capital market instruments, equity and debt advisory services such as mergers and acquisitions, management and underwriting of equity instruments, advice on corporate restructurings and treasury services. RHB Sakura is reputed to be one of the leading advisers in corporate finance and is recognised as one of the leading arrangers for project finance, syndicated loans and private debt securities in Malaysia.

In 1997, RHB Sakura obtained a KLSE listing and undertook an initial public offering listing of 49.0% of its shares, leaving RHB Capital as the controlling shareholder (with 51.0% of its shares). As part of the Proposed Group Restructuring Scheme, RHB Capital has proposed the privatisation of RHB Sakura pursuant to a scheme of arrangement whereby RHB Capital will acquire the 165,888,605 ordinary shares of RM1.00 each held by the public (which represents 49.0% of the shares of RHB Sakura). See "Summary of the Proposed Group Restructuring Scheme". As part of the Financial Sector Masterplan, there are indications that in the future, both stock-broking and merchant banking services will be integrated to create investment banking entities. RHB Sakura is preparing its business in such a way as to enable a consolidation of RHB Sakura with RHS. This integration of the two businesses will be designed to lead to greater efficiency and better synergies and to enable the merged entity to meet the challenges of the increased competition from other investment banking entities from a position of strength.

Since 1993, RHB Sakura has been developing relationships with major corporations and governmental agencies in Malaysia and has been able to obtain several corporate finance and advisory and corporate banking mandates from some of Malaysia's largest corporations, as well as privatisation mandates from the Malaysian government. As a result, in 2001, RHB Sakura was ranked as the fourth largest merchant bank out of ten in Malaysia, in terms of generation of fee-based income.

RHB anticipates that the continued growth in the Malaysian and regional economies will result in an increase in long-term demand for merchant banking services and will lead to continued requirements for equity, debt-based activities and restructuring services. In respect of equity-based activities, this will be dependent on the ability of the equity market to take advantage of the economic growth in these economies. RHB Sakura will continue to focus on increasing its fee-based activities and pursuing loan growth on a selective basis.

RHB Sakura has remained profitable despite the challenging economic environment. For the year ended 30 June 2001 and the six months ended 31 December 2001, RHB Sakura recorded net profits of RM74 million (US$19.5 million) and RM37 million (US$9.7 million) respectively. As at 31 December 2001, its risk-weighted capital adequacy ratio amounted to 25.4%.

As at 31 December 2001, RHB Sakura had total assets of RM3,932 million (US$1,034.7 million) and total liabilities of RM3,218 million (US$846.8 million), while its net income (net interest income plus non-interest income) was RM168 million (US$44.2 million) for the financial year ended 30 June 2001 and RM76 million (US$20.0 million) for the six months ended 31 December 2001. Non-interest income has historically accounted for a significant portion of RHB Sakura's income, accounting for approximately 60.0% of net income for the six months ended 31 December 2001 with net interest income accounting for 40.0%.

RHB Sakura offers three main merchant banking services. These are corporate finance and advisory services, treasury and debt capital market services and corporate banking.

Corporate finance and advisory services. RHB Sakura's principal corporate finance and advisory services include domestic stock exchange listings, public offerings and private placements of equity and debt securities, mergers and acquisitions, restructuring advice and services, securities underwriting and valuation services, and privatisation and other advisory services.

Treasury and debt capital markets services. RHB Sakura's principal treasury services include corporate and institutional deposit taking, repurchase arrangements, money market trading and acting as custodian for government securities, Bank Negara Malaysia bills and Cagamas bonds.

The recent low and stable interest rates in Malaysia has led to a growth in performance of both fund-based and fee-based activities. RHB Sakura is active in the debt capital markets and originates, structures and underwrites debt capital market transactions. In addition to these transactions, it also undertakes project finance transactions both as adviser and arranger.

In 2001, RHB Sakura was awarded the IFR Asia "Review of the Year" award for its achievement and success in the Malaysian bond category.

Corporate banking. RHB Sakura's principal corporate banking services include the provision of short-, medium- and long-term Malaysian Ringgit loans, loan syndication and project financing services, management and underwriting of corporate commercial papers, bill discounting and bankers' acceptances services. RHB Sakura's corporate banking services comprise a smaller proportion of its business than historical levels because RHB Sakura is placing greater focus on its advisory and fee-based income services.

Loan portfolio

As at 31 December 2001, RHB Sakura's gross loan portfolio totalled RM1,505 million (US$396.1 million). This is 5.7% less than its gross loan portfolio on 31 December 2000.

Distribution by industry sector. As at 31 December 2001, RHB Sakura's highest concentration of gross loans was 19.9% in the manufacturing industry, compared to the Malaysian merchant banking industry average of 14.2% at the same date. The following table sets out a breakdown of RHB Sakura's gross loan portfolio by industry sector:

Industry sector	**As at 30 June 2000**		**As at 30 June 2001**		**As at 31 December 2001**	
	RM (millions)	**%**	**RM (millions)**	**%**	**RM (millions)**	**%**
Agriculture	27	1.7	30	1.7	23	1.5
Mining and quarrying	14	0.9	29	1.7	29	1.9
Manufacturing	233	14.7	298	17.1	300	19.9
Electricity, gas and water	225	14.2	207	11.9	201	13.4
Construction	102	6.4	113	6.5	110	7.3
Real estate	252	15.9	239	13.7	191	12.7
Purchase of landed property (of which:						
(i) Residential	33	2.1	6	0.3	6	0.4
(ii) Non-residential)	28	1.8	26	1.5	26	1.7
General commerce	135	8.5	131	7.5	114	7.6
Transport, storage and communication	131	8.2	98	5.6	58	3.9
Finance, insurance and business services	145	9.2	252	14.5	137	9.1
Purchase of securities	162	10.2	217	12.4	220	14.6
Purchase of transport vehicles	0	0.0	0	0.0	2	0.1
Consumption credit	0	0.0	0	0.0	0	0.0
Others	98	6.2	98	5.6	88	5.8
Gross loans	1,586	100.0	1,744	100.0	1,505	100.0

Loan maturity profile. As at 31 December 2001, loans maturing in less than one year constituted 78.6% of RHB Sakura's gross loans. The following table sets out a breakdown of RHB Sakura's gross loan portfolio by maturity:

Loan maturity	As at 30 June 2000		As at 30 June 2001		As at 31 December 2001	
	RM (millions)	%	RM (millions)	%	RM (millions)	%
Maturity within one year	1,230	77.5	1,430	82.0	1,183	78.6
One year to three years	202	12.7	128	7.3	161	10.7
Three years to five years	122	7.7	113	6.5	110	7.3
Over five years	33	2.1	73	4.2	51	3.4
Gross loans	1,586	100.0	1,744	100.0	1,505	100.0

Funding management of RHB Sakura

As at 31 December 2001, approximately 33.1% of RHB Sakura's deposits consisted of fixed deposits. The following table sets out a breakdown of the nature of RHB Sakura deposits from customers:

Deposits from customers	As at 30 June 2000		As at 30 June 2001		As at 31 December 2001	
	RM (millions)	%	RM (millions)	%	RM (millions)	%
Fixed deposits						
(i) Maturity structure of fixed deposits:						
—Due within six months	493	99.6	1,395	100.0	842	97.7
—Six months to one year	2	0.4	0	0.0	20	2.3
(ii) Deposits are secured from:						
—Business enterprises	465	93.8	1,353	97.0	658	76.3
—Others	30	6.2	42	3.0	204	23.7
Total deposits from customers	495	100.0	1,395	100.0	862	100.0

The following table sets out a breakdown of the nature of RHB Sakura's deposits from financial institutions:

Deposits from financial institutions	As at 30 June 2000		As at 30 June 2001		As at 31 December 2001	
	RM (millions)	%	RM (millions)	%	RM (millions)	%
Licensed banks	950	59.8	783	60.7	1,280	73.5
Licensed finance companies	50	3.1	50	3.9	10	0.6
Other financial institutions	589	37.1	457	35.4	451	25.9
Total deposits from financial institutions	1,589	100.0	1,290	100.0	1,741	100.0

Capital adequacy of RHB Sakura

As at 31 December 2001, RHB Sakura's ratio of Tier 1 capital to risk-weighted assets was 24.5% and its ratio of total capital to risk weighted assets was 25.4%.

The following table sets out an analysis of RHB Sakura's capital and capital ratios:

	As at 30 June 2000		As at 30 June 2001		As at 31 December 2001	
	RM (millions)	%	RM (millions)	%	RM (millions)	%
Tier I capital	646	96.0	690	95.8	690	96.5
Tier II capital	28	4.1	31	4.3	26	3.6
Total capital	674	100.1	721	100.1	716	100.1
Less:						
Investment in subsidiary companies	(1)	(0.1)	(1)	(0.1)	(1)	(0.1)
Total capital base	673	100.0	720	100.0	715	100.0
Total risk weighted assets	3,003		2,883		2,807	
Capital ratios						
Core capital ratio	21.5%		23.9%		24.5%	
Risk-weighted capital adequacy ratio	22.4%		24.9%		25.4%	

STOCK-BROKING SERVICES

Stock-broking operations are conducted primarily through RHS and Straits Securities. RHS is a wholly-owned subsidiary of RHB Capital and is one of RHB Group's principal securities subsidiaries. RHB Group also holds a 63.0% effective interest in Straits Securities. In the year ended 30 June 2001, RHS and Straits Securities together had a market share of approximately 8.4% of the volume traded on the KLSE. In the same period, together they generated approximately RM33 million (US$8.7 million) of commission and fee-based income and approximately RM5 million (US$1.3 million) of securities financing income.

As part of the Proposed Group Restructuring Scheme, Straits Securities will be merged with RHS. By merging the two businesses, duplication of resources will be eliminated creating a more efficient stock-broking entity. It is also proposed that RHS will, pursuant to the proposed transfer of the Securities Companies, become a wholly-owned subsidiary of RHB Sakura. See "Summary of the Proposed Group Restructuring Scheme". The combination of the securities and merchant banking businesses will enable cross-selling, streamlined back-room operations and provide benefits in the form of a larger customer base.

RHS

RHS is one of 48 members of the KLSE, providing stock-broking services mainly for corporate, institutional and retail customers. RHS is primarily involved in trading KLSE-listed securities. RHS also trades certain corporate debt instruments and other non-equity securities. The majority of RHS's corporate and institutional customers trade directly through RHS's own salaried dealer's representatives, while retail customers and smaller institutional customers trade through RHS's pool of commissioned dealer's representatives.

All of the research requirements for RHS are carried out by RHB Research Institute Sdn. Bhd. See "Research Services".

RHS offers Islamic broking services and, in collaboration with RHB, manages the RHB Islamic Index which is the first Islamic equity index which tracks performance of specified Islamic stocks. RHB was also the first in Malaysia to launch a technology index, known as RHB Tech Index, in February 2000, to provide portfolio managers and individual investors with a benchmark for the evaluation of investment performance in the Malaysian technology sector. The RHB Tech Index provides clients and the investment community in general with real-time price information through RHB Group's website and RHS's state-of-the-art "trading gallery", as well as daily information through major newspapers and certain wire services.

RHS currently has 56 salaried dealer's representatives who execute trades mainly for corporate and institutional customers and also for some high net worth and certain retail customers. The majority of retail customers are served by its 370 commissioned dealer's representatives.

On 25 March 2002, RHS launched its online trading system, "RHB Invest". Through RHB Invest, customers are able to, amongst other things, view real-time stock prices, obtain details of the latest market movements, view their order status and will soon be able to place orders directly with the dealers.

The commission structure for stock-broking entities is fixed by the Securities Commission, although it was partially liberalised in September 2000. Following this liberalisation, commission rates for all trades above RM100,000 are fully negotiable and trades with contract values of RM100,000 and below are subject to a fixed rate of 0.75%. Commissions are paid by both the buyer and the seller. Banks and other financial institutions get a rebate of 25.0% to 35.0% of the commission. Trades are also subject to a clearing fee of 0.04% of the trading value subject to a maximum of RM200 per contract, and contract stamp duty of 0.1% of gross value (foreign clients are subject to a maximum contract stamp duty of RM200 per contract). RHS estimates that in the year ended 30 June 2001, approximately 25.0% of its trades were for retail customers, 31.0% for institutions, and 44.0% for brokers.

In addition to its stock-broking services, RHS provides corporate finance and merger and acquisition advisory services, as well as securities underwriting services. RHS's advisory services include advising on transactions such as mergers, acquisitions, management buyouts, privatisation, related financing plans, valuation services, and assisting in regulatory compliance functions. RHS will typically earn a fee for such services based on the value of the overall transaction. RHS also sponsors, manages and underwrites offerings of equity and debt securities in domestic and international capital markets and participates in underwriting syndicates for overseas issuers selling securities into Malaysia. RHS's underwriting clients include a wide range of Malaysian corporate and governmental issuers and involve mainly issuances of equity securities, although RHS also underwrites corporate debt securities. To the extent a particular transaction involves both corporate advisory and underwriting services, RHS may get involved in either or both parts of the transaction. In addition, RHS provides corporate advisory services, with RHB Sakura acting as manager or co-manager of the underwriting and providing financing arrangements.

As at 31 December 2001 RHS had total assets of RM342 million (US$90.0 million) and total liabilities of RM127 million (US$33.4 million). For year ended 30 June 2001 and for the six months ended 31 December 2001, RHS recorded net losses of RM32 million (US$8.4 million) and RM8 million (US$2.1 million) respectively.

Straits Securities

RHB Capital also provides stock-broking services in Malacca through Straits Securities. Straits Securities was incorporated in 1981 and became a subsidiary of RHB Group in 1991. Straits Securities was one of the first stock-broking firms in Malacca to trade on the KLSE and currently has 14 salaried dealer's representatives and 75 commissioned dealer's representatives. As at 31 March 2002, more than 59.0% of Straits Securities total revenue was derived from stock-broking activities, of which 13.0% was derived from institutional sales.

As at 31 December 2001, Straits Securities had total assets of RM106 million (US$27.9 million) and total liabilities of RM15 million (US$3.9 million). For the year ended 30 June 2001 and for the six months ended 31 December 2001, Straits Securities recorded a net loss of RM0.3 million (US$0.1 million) and a net profit of RM0.4 million (US$0.1 million), respectively.

RESEARCH SERVICES

In connection with its securities and corporate advisory functions, RHB Group provides research services primarily for fund managers through its wholly-owned subsidiary, RHB Research Institute Sdn. Bhd., which was incorporated in 1992. RHB Research Institute Sdn. Bhd. prepares research reports on companies, primarily companies listed on the KLSE, industry and economic outlook and forecasts on stocks, exchange rates and interest rates. In the month of March 2002, RHB Research Institute Sdn. Bhd. prepared seven printed reports, eight pieces of economic news on Malaysia, eight pieces of economic news on the US, 73 pieces of equity news and covered almost 91 companies in Malaysia. RHB Research Institute Sdn. Bhd. currently has ten research professionals in Malaysia made up of one economist monitoring economic conditions in Malaysia and nine research analysts covering specific companies and industrial sectors. RHB Research Institute Sdn. Bhd.'s research reports are prepared for, and geared to, RHS's institutional clients and are provided for no additional fee. RHB believes that RHB Research Institute Sdn. Bhd.'s research is widely recognised by international and domestic fund managers for high quality and depth of coverage. In surveys by financial journals, RHB Research

Institute Sdn. Bhd. has consistently ranked among the top research houses in Malaysia for its quality of research. For the past six years, it has been voted the top two best research houses in Malaysia by global fund managers surveyed by Asia Money. RHB believes that RHB Research Institute Sdn. Bhd.'s research capabilities are an important factor in maintaining its reputation for quality and its leading market position.

ASSET MANAGEMENT AND UNIT TRUST

RHAM

RHB Group's asset management subsidiary, RHAM, commenced operations in 1989 and was the first private asset management company in Malaysia. RHAM is the one of the largest private fund managers in Malaysia in terms of assets managed, with approximately RM2.8 billion (US$0.7 billion) of assets under management as at 31 March 2002. RHAM provides a comprehensive range of fund management services specializing in equity and fixed income-based portfolios. RHAM also manages "Syariah" (Islamic principled) portfolios.

RHAM manages funds for a variety of institutional and corporate clients, including state and local governments, provident funds, pension and retirement funds, insurance companies, educational funds, charity funds and unit trusts. RHAM also manages funds for high net worth individuals. Currently, most of these funds are invested in equity and corporate debt securities of domestic issuers and government debt securities. As at 31 March 2002, approximately 96.0% of RHAM's funds under management were investments from corporate and institutional customers (including 31.0% from RHB's unit trust operations and 38.0% from government agencies). The remaining amounts were investments from private individuals.

RHAM is generally given complete discretion to invest client funds, and may provide investment advisory services based on the investment targets and risk profiles of the clients.

As at 31 March 2002, RHAM had 18 employees, seven of whom were licensed fund managers.

As at 31 December 2001 RHAM had total assets of RM15 million (US$3.9 million) and total liabilities of RM2 million (US$0.5 million). For the year ended 30 June 2001 and for the six months ended 31 December 2001, RHAM recorded net profits of RM1.6 million (US$0.4 million) and RM1 million (US$0.3 million), respectively.

RHB Unit Trust

RHB Unit Trust was established in 1992 to offer unit trust investment services to retail and corporate customers. RHB Sakura owns 51.0% of the issued share capital of RHB Unit Trust, and RHB Capital owns the remaining 49.0%. As at 31 March 2002, RHB Unit Trust managed two open-ended bond funds and five open-ended equity funds including an umbrella fund with four sub-funds which allows the investors the option to customise their own investment portfolio. As at 31 March 2002, total net asset value of the funds under RHB Unit Trust's management stood at RM845 million (US$222.4 million).

RHB Unit Trust is responsible for marketing and distribution of its funds. However, the investment function is carried out by RHAM. RHB Unit Trust uses several distribution channels to market its funds and these include RHB Bank's network of branches, RHS and Straits Securities and its own direct agency force of over 160 "Unit Trust Consultants" who are commissioned agents and not employees of RHB Unit Trust. Standard Chartered Bank (M) Bhd. and Southern Bank Bhd. also distribute RHB Unit Trust's funds as institutional unit trust agents.

RHB Unit Trust obtained an ISO 9002 certification in December 2000 for Management of Unit Trust Funds and is also a Charter Member of the Financial Planning Association of Malaysia.

Under the Proposed Group Restructuring Scheme, both RHAM and RHB Unit Trust will be transferred to RHB Sakura, leading to a greater level of synergies between the securities and merchant banking businesses.

As at 31 December 2001, RHB Unit Trust had total assets of RM17 million (US$4.5 million) and total liabilities of RM1 million (US$0.3 million). For the year ended 30 June 2001 and for the six months ended 31 December 2001, RHB Unit Trust recorded net profits of RM1 million (US$0.3 million) and RM0.6 million (US$0.2 million), respectively.

INSURANCE SERVICES

RHB Group's insurance services are provided through RHB Insurance. RHB Insurance is engaged principally in the business of underwriting of all classes of general insurance. RHB Capital owns 79.5% of the issued share capital of RHB Insurance.

RHB believes that RHB Insurance enjoys a reputable position in Malaysia's insurance industry and has grown from strength to strength since its incorporation. RHB Insurance operates ten branch offices throughout the country and also offers its services through the extensive nationwide branch network of RHB Bank.

For the year ended 30 June 2001, RHB Insurance wrote policies with gross premiums of RM88 million (US$23.2 million). The gross premium for the year ended 30 June 2001 is attributable to the following sectors: RM40 million (US$10.5 million) in fire risk insurance, RM17 million (US$4.5 million) in motor vehicle insurance, RM5 million (US$1.3 million) in marine and transport insurance and RM26 million (US$6.8 million) in miscellaneous classes.

In addition to the full range of insurance products, RHB Insurance also provides various value-added services such as automobile assist, an emergency programme for comprehensive motor policyholders, and a property risk control and management programme for large commercial and industrial clients.

As at 31 December 2001, RHB Insurance had total assets of RM205 million (US$53.9 million) and total liabilities of RM94 million (US$24.7 million). For the year ended 30 June 2001 and for the six months ended 31 December 2001, RHB Insurance recorded net profits of RM8 million (US$2.1 million) and RM7 million (US$1.8 million), respectively.

ASSETS AND LIABILITIES OF RHB BANK GROUP

Except where specified, all RHB Bank figures quoted in this section include RHB Bank and its subsidiaries on a consolidated basis.

Loan portfolio

As at 31 December 2001, RHB Bank's gross loans amounted to RM38.3 billion (US$10.1 billion). RHB Bank's policy is to maintain a diversified loan portfolio without significant concentrations to any single customers or group of customers or to particular industry sectors. However, loans in the manufacturing, purchase of properties, general commerce, construction and finance, insurance and business services sectors have historically accounted for a significant majority of RHB Bank's loan portfolio, and in aggregate accounted for approximately 71.1% of RHB Bank's gross loans, as at 31 December 2001.

The following table sets out a breakdown of RHB Bank's gross loan portfolio by industry sector:

	As at 30 June 2000		As at 30 June 2001		As at 31 December 2001	
	RM (millions)	%	RM (millions)	%	RM (millions)	%
Agriculture	1,419	3.9	2,022	5.1	2,091	5.6
Mining and quarrying	96	0.3	99	0.3	105	0.3
Manufacturing	9,490	26.1	10,204	25.9	8,961	23.4
Electricity, gas and water	1,055	2.9	1,018	2.6	909	2.4
Construction						
(of which:		9.3		9.2		8.8
(i) Infrastructure	968		1,051		777	
(ii) Non-infrastructure)	2,410		2,575		2,580	
Real estate	1,780	4.9	1,987	5.0	2,087	5.5
Purchase of landed property						
(of which:		18.0		18.1		19.3
(i) Residential	4,962		5,561		6,175	
(ii) Non-residential)	1,597		1,551		1,207	
General commerce	3,642	10.0	4,157	10.5	3,988	10.4
Transport, storage and communication	1,231	3.4	770	2.0	757	2.0
Finance, insurance and business services	2,913	8.0	3,299	8.4	3,522	9.2
Purchase of securities						
(of which:		3.8		2.9		2.7
(i) Unit trust	428		429		414	
(ii) Non unit trust)	968		701		605	
Purchase of transport vehicles	495	1.4	857	2.2	991	2.6
Consumption credit	1,176	3.2	1,191	3.0	1,263	3.3
Others	1,778	4.9	1,915	4.9	1,830	4.8
Gross Loans	36,408	100.0	39,387	100.0	38,261	100.0
Less: Housing loans sold to Cagamas	(520)		(277)		(388)	
Gross Loans adjusted for loans sold to Cagamas[(1)]	35,889		39,110		37,873	

Note:

(1) Due to a change in accounting treatment for housing loans sold to Cagamas by Bank Negara Malaysia, for the purposes of the financial statements, gross loan figures have been adjusted.

Recent economic growth in Malaysia has resulted in increased business activity in most sectors of the economy, an expanding middle class, and an increased overall demand for credit. RHB Bank expects that demand for loans will continue to increase in future periods to the extent economic activity continues to increase. Although RHB Bank believes its loan portfolio will continue to increase, it expects its industry concentrations to remain relatively stable. Loan growth as well as overall asset quality may be adversely affected by a slowdown in economic growth generally or for specific sectors. In order to reduce its exposure to commodity export-related companies, RHB Bank has begun to focus on lending to higher value-added and service-based companies, which RHB Bank believes are less susceptible to adverse global economic conditions or developments in export markets.

Industry concentrations

As at 31 December 2001, RHB Bank's loans were primarily extended to the following five sectors:

- manufacturing;
- purchase of landed properties;
- general commerce;
- finance, insurance and business services; and
- construction.

Manufacturing

The largest concentration of RHB Bank's loans is to the manufacturing sector. As at 31 December 2001, 23.4% of gross loans and 23.0% of domestic loans were to this sector. This is higher than the Malaysian domestic banking industry average of 17.6%, at the same date. RHB Bank expects to maintain its position and market share in the manufacturing sector.

Because a significant portion of RHB Bank's manufacturing customers are involved in export activities, any slowdown in export markets could adversely affect the ability of these borrowers to service their loans. RHB Bank seeks to manage these risks by periodically monitoring its larger individual exposures as well as general industry conditions and prospects. RHB Bank also produces internal economic sector information and general guidelines on those industrial sectors where new marketing efforts should be directed because of improved prospects or where exposures should be reduced or more closely monitored due to potentially adverse conditions.

As at 31 December 2001, the electrical and electronics, basic metals, iron and steel, processing of agricultural products and palm oil, wood and wood-based products in aggregate accounted for 45.8% of RHB Bank's total exposure to the manufacturing sector. This accounts for 10.5% of RHB Bank's gross loans. These sub-sectors are mainly export-oriented and depend on demand from markets in Japan, Taiwan, South East Asian countries, the United States, and Europe. RHB Bank seeks to minimise its credit risk by closely monitoring the economic conditions in each sub-sector. RHB Bank expects to see a growth in lending to certain businesses, such as the integrated palm oil businesses within the manufacturing sector and a contraction in new lending to low value industries, such as the electronics industries.

Purchase of landed properties

As at 31 December 2001, purchase of landed property accounted for 19.3% of gross loans and 21.6% of domestic loans, compared with the Malaysian domestic banking industry average of 29.1% at the same date. Loans for the purchase of residential property was the main component accounting for 83.6% of this sector. These are mainly loans to private individuals to purchase or build houses for their own occupation. RHB Bank expects this sector to expand as the Malaysian economy continues to grow coupled with various measures being implemented by the Malaysian government to increase home ownership. See "Consumer Lending".

General commerce

As at 31 December 2001, general commerce accounted for 10.4% of gross loans and domestic loans, compared with the Malaysian domestic banking industry average of 10.0% at the same date. This sector includes wholesale and retail trade, restaurants and hotels which tend to be highly sensitive to business cycles. RHB Bank expects this sector to grow over the next year as the Malaysian economy continues to grow.

Finance, insurance and business services

As at 31 December 2001, loans to finance, insurance and business services accounted for 9.2% of gross loans and 10.4% of domestic loans, compared with the Malaysian domestic banking industry average of 9.3% at the same date.

A significant proportion of loans in this sector are extended to industrial development finance institutions, investment holding companies with operating cashflow at both holding and operating subsidiaries and associate company level and companies involved in the provision of accounting, auditing, legal and engineering and technical services.

Construction

As at 31 December 2001, the construction sector accounted for 8.8% of gross loans and 9.4% of domestic loans, compared with the Malaysian domestic banking industry average of 7.7% at the same date. A significant proportion of loans in this sector are related to government sponsored infrastructure and privatisation projects, such as the national sewage system, water supply projects, independent power projects, seaports and highway projects. Following the Asian economic crisis, when property developments, such as business parks and entertainment complexes, were adversely affected by the economic downturn, Malaysian banks generally reduced their exposure to the construction industry. As a result, RHB Bank's policy is to lend only to government-sponsored projects and other selected construction projects which RHB Bank believes have a high chance of successful completion. Proceeds from construction projects are generally routed through a project account assigned to RHB Bank.

Distribution by product type

RHB Bank supplies credit to its customers through a variety of different products, the most common of which are overdraft and floating rate loan products.

The following table sets out a breakdown of RHB Bank's gross loan portfolio by product type:

	As at 30 June 2000		As at 30 June 2001		As at 31 December 2001	
	RM (millions)	%	RM (millions)	%	RM (millions)	%
Overdraft	6,133	16.8	6,334	16.1	6,043	15.8
Term loans						
Fixed rate	1,264	3.5	1,389	3.5	1,530	4.0
Floating rate	22,597	62.1	23,443	59.5	23,439	61.3
Credit card receivables	161	0.4	179	0.5	226	0.6
Bills receivables	629	1.7	643	1.6	752	2.0
Trust receipts	495	1.4	617	1.6	519	1.4
Block financing	11	0.0	22	0.1	15	0.0
Hire purchase debtors	618	1.7	1,271	3.2	1,528	4.0
Lease debtors	37	0.1	403	1.0	330	0.9
Floor stocking	2	0.0	1	0.0	4	0.0
Claims on customers under acceptance credits	4,344	11.9	5,051	12.8	3,874	10.1
Staff loans						
Directors	1	0.0	0	0.0	0	0.0
Others	198	0.5	234	0.6	258	0.7
Less: Unearned interest and income	(82)	(0.2)	(200)	(0.5)	(257)	(0.7)
Gross loans	36,408	100.0	39,387	100.0	38,261	100
Provisions for bad and doubtful debt & financing						
General	(648)		(664)		(641)	
Specific	(1,391)		(1,509)		(1,733)	
Interest-in-suspense/income-in-suspense	(501)		(700)		(862)	
Total net loans	33,868		36,514		35,025	

Loan maturity profile

As at 31 December 2001, loans maturing in less than one year constituted 54.6% of RHB Bank's gross loans, 7.7% of gross loans had maturities of one to three years, 8.2% of gross loans had maturities of three to five years and 29.5% of gross loans had maturities of more than five years. The category of loans with maturities of less than one year includes revolving credit and overdraft facilities. RHB Bank does not expect that the maturity profile of RHB Bank's loan portfolio will lengthen materially in the foreseeable future.

The following table sets out a breakdown of RHB Bank's gross loan portfolio by maturity:

Loan maturity	As at 30 June 2000		As at 30 June 2001		As at 31 December 2001	
	RM (millions)	%	RM (millions)	%	RM (millions)	%
Due within one year	20,603	56.6	22,007	55.9	20,883	54.6
One to three years	2,350	6.5	2,794	7.1	2,932	7.7
Three to five years	3,006	8.3	3,217	8.1	3,150	8.2
Over five years	10,449	28.7	11,369	28.9	11,296	29.5
Gross loans	36,408	100.0	39,387	100.0	38,261	100.0

Loan currency and interest rate sensitivity

As at 31 December 2001, approximately 7.2% of RHB Bank's gross loan portfolio was denominated in foreign currencies. These loans were mainly extended through RHB Bank (Labuan).

The majority of RHB Bank's loans are floating rate, however there are limited circumstances when RHB Bank will extend credit on a fixed rate basis.

The following table sets out the interest rate sensitivity of RHB Bank's gross loan portfolio:

Type of loan	As at 30 June 2000		As at 30 June 2001		As at 31 December 2001	
	RM (millions)	%	RM (millions)	%	RM (millions)	%
Fixed rate loans	1,264	3.5	1,389	3.5	1,530	4.0
Floating rate loans	22,597	62.0	23,443	59.5	23,439	61.3
Other loans	12,547	34.5	14,555	37.0	13,292	34.7
Gross loans	36,408	100.0	39,387	100.0	38,261	100.0

Single customer limit

Bank Negara Malaysia's guidelines set a single customer limit which prohibits a bank from lending to any single customer or related group of customers an amount in excess of 25% of a bank's capital funds (the sum of tier I capital and tier II capital). In addition, Bank Negara Malaysia's guidelines set a large loan limit which prohibits a bank from entering into a large loan (defined as an exposure that exceeds 15% of a bank's capital funds) if the total of all large loans exceeds 50% of the bank's gross loans. As at 31 December 2001, RHB Bank (on a standalone basis) had a single customer limit of RM1,326 million (US$348.9 million).

Twenty largest borrowers

As at 31 December 2001, RHB Bank's 20 largest borrowers accounted for approximately RM6,001 million (US$1,579.2 million), or 17.3% of RHB Bank's gross loans (on a standalone basis). These borrowers are mainly involved in the manufacture of electronic products, construction materials, petrochemical products, infrastructure construction, investment holding, property development, leasing services, airlines and telecommunications.

Credit approval procedures

RHB Bank has a multi-level credit approval process requiring applications for credit exceeding specified thresholds to be submitted for approval to increasingly higher levels of authority within RHB Bank up to the full board of directors. The process has four main levels—branch, head office management, loan committee and board of directors. In addition, any loans in which a director has an interest must be approved by the full board of directors. Each threshold takes into account the total existing outstanding exposure to the particular borrower.

In considering whether to extend credit to a potential borrower, RHB Bank performs an internal credit investigation, which is based on a number of factors and sources of information. For instance, potential corporate borrowers are typically required to submit business or project plans and financial statements, and in many cases RHB Bank will conduct due diligence investigations, search bankruptcy or other court records and conduct site visits if appropriate. For retail borrowers, RHB Bank will review information regarding the customer's salary, address, employment history, credit history and other factors. However, there are currently no major credit reporting agencies in Malaysia catering to banks which maintain individual credit records, and RHB Bank has to rely on its own records and other public records to assess credit quality of its retail borrowers. In addition, RHB Bank's internal credit and research departments are responsible for compiling information on general economic activity and developments as well as determining risk profiles for particular industries and business sectors. As part of the investigation process, RHB Bank will also obtain third party appraisals of the value of any security offered. After this investigation, relevant information is compiled and sent to the person or department responsible for making the credit decisions. After credit is extended, each loan is reviewed at least annually to monitor the creditworthiness and financial conditions of the particular borrower. Particular loans may be reviewed more frequently under appropriate circumstances. Such circumstances may arise if, for instance, RHB Bank believes special risks exist in a particular industry, the borrower has defaulted on obligations to suppliers or other financial institutions or the borrower is facing cash flow or other difficulties. In order to ensure credit quality, RHB Bank has an independent credit approval chain that rates loans in different categories, based on perceived credit quality factors, from substandard to strong. Strong loans require no additional procedures while sub-standard loans require more frequent credit monitoring. RHB Bank maintains separate credit analysis and loan processing, credit extension and credit review functions, each of which is performed by different personnel within RHB Bank. To encourage compliance with internal credit quality standards, branch managers are compensated based on overall branch performance after taking into account credit quality factors.

Classification of non-performing loans

Bank Negara Malaysia's guidelines require banks to classify their non-performing loans into three categories on a continuous basis, and require reports to be filed with Bank Negara Malaysia on a monthly basis. These classifications are used to determine minimum levels of specific loan loss reserves which banks are required to maintain, and such minimum reserves are required to be reflected on a bank's balance sheet no later than the end of the six months following classification. However, banks are permitted to use more stringent methods for determining loan loss reserves. The regulations establish three different categories corresponding to levels of risk and set out a procedure for classification of non-performing loans: "sub-standard", "doubtful" and "bad". The appropriate classification is expected to be made once the loan is in arrears for six months and, for particular loans, classification may be split between more than one category if appropriate. Generally, the appropriate classification for an individual loan should be determined on a case-by-case basis, taking into account all relevant information currently available. Once a loan has been classified, accrued but unpaid interest income prior to the classification must be reversed. Accrued but unpaid interest is credited to an offsetting account on a bank's balance sheet under the heading interest-in-suspense. Interest accruing on a loan after it has been classified as non-performing can only be recognised as income when collected. Upon the age of the oldest instalment in arrears falling to less than six months old, the account may be reclassified as performing. However, funds for the repayment of the arrears should not be obtained from new loans granted to the defaulting borrowers from the same bank.

Sub-standard loans are those which involve more than a normal risk of loss due to certain adverse factors but which are not considered doubtful or bad. Adverse factors may include sporadic delays in debt-servicing, unfavorable financial conditions, insufficient cash-flow or security and other factors which cast doubt on the ability of the borrower to meet scheduled payments. A specific provision of 20.0% of the amount outstanding net of interest suspended and the value of security (the "*reservable amount*") is required to be made for sub-standard loans. Banks should take special corrective action, such as reducing the amount of the facility or obtaining additional security or more complete financial data from the borrower.

Doubtful loans are those for which collection in full is improbable and there is a high risk of ultimate default. A specific provision of 50.0% of the reservable amount is required for doubtful loans.

Bad loans are those which, based on relevant circumstances, are deemed uncollectible and worthless. Bad loans should be written off or covered by a specific provision of 100.0% of the reservable amount.

A rescheduled loan is one where repayment terms have been modified (e.g. lengthening the tenor of the facility), but the principal terms and conditions of the contract have not changed significantly.

For rescheduled loans, the classification treatment depends on whether the loan was rescheduled prior to or after original classification. If a particular loan is rescheduled before the loan is classified as non-performing, it will not be classified. However, if a loan is rescheduled after it has been classified as non-performing, that loan must remain classified until it has complied with the rescheduled terms for a continuous period of six months.

A performing loan is not permitted to be rescheduled more than once in two years except with prior approval from Bank Negara Malaysia. However, a non-performing loan is permitted to be rescheduled more than once in two years without the prior approval from Bank Negara Malaysia, provided that it continues to be classified as a non-performing loan.

A restructured credit facility is one where the terms and conditions have been modified principally, which may include a change in the type or structure of facilities or changes to other facility terms.

When restructuring occurs before an account is classified as non-performing, the period in arrears will be reduced to zero upon completion of the relevant documentation in relation to the restructuring exercise. The restructured account shall be classified as non-performing when the borrower fails to settle his repayments under the new restructured terms for six months or more from the first day of default. Where restructuring occurs after an account has been classified as non-performing, the loan can be reclassified as performing upon completion of the relevant documentation in relation to the restructuring exercise.

Where RHB Bank incurs a loss as a result of the restructuring, the difference in value of the loan prior to and after restructuring must be written off immediately.

RHB Bank follows Bank Negara Malaysia's guidelines on the treatment and classification of non-performing loans. However, from time to time RHB Bank may classify a loan as non-performing earlier than these guidelines would require or make a specific provision for more than the reservable amount. When a loan has been classified as non-performing, RHB Bank will suspend interest from the date of first default. RHB Bank also maintains a watch list of potential problem loans in order to identify and monitor potential sub-standard accounts. This watch list is maintained on RHB Bank's computer system which will keep track of outstanding loan balances, interest and principal payments, targeted actions and responses and other information about the borrower. Particular loans may be placed on the watch list before or after they are in arrears. Generally, once a particular loan is on the watch list or when the financial performance of a borrower indicates a declining trend, frequent reviews are automatically instituted and proactive management of the account is undertaken between the account relationship officer and credit recovery officer. RHB Bank seeks to rehabilitate loans in order to maintain client relationships and to prevent loans from becoming non-performing through early detection and proactive action. In circumstances where accounts are performing but the industry performance is indicating a deteriorating trend, proactive steps are taken to examine the accounts falling within this industry sector to prevent them from becoming non-performing.

The following table sets out the classification of performance of RHB Bank's gross loan portfolio:

	As at 30 June 2000		As at 30 June 2001		As at 31 December 2001	
	RM (millions)	%	RM (millions)	%	RM (millions)	%
Current	33,477	91.9	34,875	88.5	32,863	85.9
Sub-standard	381	1.0	533	1.4	1,072	2.8
Doubtful	256	0.7	422	1.1	655	1.7
Bad	2,294	6.3	3,557	9.0	3,671	9.6
Gross loans(1)	36,408	100.0	39,387	100.0	38,261	100.0

Note:

(1) Excluding RHB Finance Ltd's (a Singapore incorporated company 100% owned by RHB Bank) loans as at 30 June 2000 of RM170 million and as at 30 June 2001 of RM132 million.

Profile of non-performing loans

RHB Bank retains non-performing loans on its books until the account is regularised (becomes current or has been rescheduled and remains in good standing for at least six months), is repaid or is written-off. The following table sets out a breakdown of RHB Bank's non-performing gross loans and provisions made by RHB Bank:

	As at 30 June 2000	As at 30 June 2001	As at 31 December 2001
	RM (millions) (except %)	RM (millions) (except %)	RM (millions) (except %)
Gross loans	36,408	39,387	38,261
Non-performing loans (including interest-in-suspense)	2,931	4,512	5,398
Interest-in-suspense	501	700	862
Non-performing loans (excluding interest-in-suspense)	2,430	3,812	4,536
Provision for bad and doubtful debts	2,039	2,173	2,374
Ratios:			
Non-performing loans (including interest-in-suspense)/Gross loans(1)	8.1%	11.5%	14.1%
Non-performing loans (excluding interest-in-suspense)/Gross loans	6.7%	9.7%	11.9%
Provision for bad and doubtful debts/Non-performing loans (including interest-in-suspense)(2)	69.6%	48.2%	44.0%
Provision for bad and doubtful debts/Non-performing loans (excluding interest-in-suspense)	83.9%	57.0%	52.3%
Provision/Gross loans	5.6%	5.5%	6.2%

Notes

(1) The increase was in line with the industry trend, which was affected by the regional economic downturn.

(2) The declining trend was in line with the industry downward trend from 65.5% as at 30 June 2000 to 60.1% as at 31 December 2001.

The following table sets out a breakdown of RHB Bank's non-performing gross loans by industry sector:

	As at 30 June 2000		As at 30 June 2001		As at 31 December 2001	
	RM (millions)	%	RM (millions)	%	RM (millions)	%
Agriculture	134	4.6	239	5.3	304	5.6
Mining and quarrying	2	0.1	3	0.1	5	0.1
Manufacturing	573	19.5	909	20.2	1,296	24.0
Real estate	214	7.3	487	10.8	982	18.2
Construction	465	15.9	920	20.4	764	14.2
Purchase of landed property	474	16.2	643	14.3	654	12.1
Wholesale, retail trade	382	13.0	514	11.4	572	10.6
Financing and insurance	195	6.7	291	6.4	253	4.7
Other services	48	1.6	38	0.8	82	1.5
Transport and storage	107	3.7	84	1.9	79	1.5
Electricity, gas and water	2	0.1	2	0	2	0
Credit card	32	1.1	38	0.8	45	0.8
Miscellaneous	303	10.3	344	7.6	360	6.7
Total(1)	2,931	100.0	4,512	100.0	5,398	100.0

As at 31 December 2001, over 50.0% of RHB Bank's non-performing loans were from three main industry sectors: (i) manufacturing (24.0%); (ii) real estate (18.2%) and (iii) construction (14.2%). The relative high value of non-performing loans in these three sectors reflects RHB Bank's total loans extended to these sectors. These three industry sectors, in particular, have suffered from the effects of the economic slowdown since the Asian economic crisis and the effects of the terrorist attacks in New York on 11 September 2001.

Loan loss provision policy

RHB Bank's policy is to maintain its loan loss provision at a level which is adequate to address risks inherent in its loan portfolio in line with its risk management policies. Pursuant to Bank Negara Malaysia's guidelines, RHB Bank keeps both a general and a specific provision for bad and doubtful debts. Bank Negara Malaysia requires that Malaysian banks keep a general provision equal to at least 1.5% of gross loans, less interest-in-suspense and specific provision. The specific provision is based on an analysis of the risk profile and payment history of individual loans. See "Classification of non-performing loans". Loans which are written off decrease the provision, while the recoveries are credited back to income. Specific provisions made can be written back to income only where there is cash payment or if additional security is provided. Although Bank Negara Malaysia's guidelines do not specify whether, or under what circumstances, banks may transfer or reallocate between general and specific provisions or transfer amounts out from provisions to other accounts, RHB Bank historically has not made any such transfers. RHB Capital's other financial services subsidiaries generally follow the same classification and provisioning policies as RHB Bank. As at 31 December 2001, RHB Bank's overall loan loss provision was RM2,374 million (US$624.7 million).

As described above, Bank Negara Malaysia requires Malaysian banks to keep a specific provision of at least 20.0% of the reservable amount of sub-standard loans, at least 50.0% of the reservable amount of doubtful loans and 100.0% of the reservable amount of bad loans. RHB Bank may also provide a specific provision immediately when a loan is in arrears under appropriate circumstances. For the purposes of determining the provision, Bank Negara Malaysia's guidelines require collateral (other than shares) to be valued based on the lower of forced sale value or, if an auction is pending, the reserve price. In exceptional circumstances, a bank may use the fair market value if evidence exists that the property is worth fair market value. Normally, listed shares are valued based on the latest market prices with an appropriate discount for thinly traded shares or shares which comprise a large block. Plant, machinery and equipment, in the absence of a professional appraisal, are based on net book value using 20.0% straight-line depreciation. Guarantees by a licensed bank or merchant bank or by the Malaysian government are given full value, personal guarantees are given no value and other guarantees are valued on a case-by-case basis.

The following table sets out movements in RHB Bank's loan loss provision:

	As at 30 June 2000	As at 30 June 2001	As at 31 December 2001
	RM (millions)	RM (millions)	RM (millions)
Loan loss provision at beginning of period:			
Specific	1,107	1,391	1,509
General	773	648	664
Plus: Amount arising from acquisition of subsidiaries	—	78	—
Plus: Provision for the period:			
Specific (net)[1]	470	249	243
General	(51)	68	40
Plus: Amount transferred from interest-in-suspense	—	—	3
Less: Bad debts written off	(63)	(159)	(22)
Less: Amount sold to Danaharta	(81)	—	—
Less: Transfer to provision for diminution in value of investment securities	(42)	(35)	—
Less: Others arising from acquisition and exchange difference	(73)	(68)	(61)
Balance carried forward	2,039	2,173	2,374

Note:

(1) Specific provision net of recoveries for classified loans included in the specific balance sheet provision

As at 31 December 2001, the coverage ratio (collateral value and provisions to non-performing loans) of RHB Bank, on a standalone basis, was approximately 138.7%. The majority of the collateral is in the form of properties and shares.

Write-off policy

Under Bank Negara Malaysia's guidelines, banks may write off an uncollectible loan, after taking into consideration the realisable value of collateral, if any, when, in the judgment of the bank, there is no prospect of recovery. Write-offs of particular loans generally must be approved by a bank's board of directors. RHB Bank holds non-performing loans on its books longer than is customary under international standards because Malaysian banks are required to comply with extensive recovery procedures prior to write-off. Losses incurred by write-offs are tax deductible under Malaysian law only if it can be shown that all legally available and necessary steps for recovery have been taken. In addition, Bank Negara Malaysia's guidelines indicate that banks should not write off loans when they are still collectible and then write back the amount upon eventual recovery as this practice may understate a bank's reserve levels. Accordingly, loans should be written off only when they are genuinely uncollectible and worthless and when action for recovery has been exhausted or is not worthwhile. As long as recovery is still possible, banks should instead provide a specific provision of 100.0% of the reservable amount. As a result, under this policy, recoveries of loans written off tend to be relatively low. Prior to writing off a loan, RHB Bank will begin foreclosure proceedings. Upon foreclosure, RHB Bank will attempt to sell the collateral. Alternatively, a court may conduct a public sale of the property and distribute the proceeds to RHB Bank and other creditors. Any proceeds recovered from a sale of collateral will reduce the amount of the classified loan. After foreclosure, any uncollected amounts with respect to interest, penalty or principal will be written off. Although a bank is permitted to buy property for which it has commenced foreclosure proceedings, it is RHB Bank's general policy not to do this.

Bank Negara Malaysia allows the partial write-off of non-performing loans under the following conditions, subject to loan reviews conducted by Bank Negara Malaysia for purposes of the approval of the annual accounts: (i) the value of the collateral (determined under Bank Negara Malaysia's guidelines) is less than the outstanding balance of the loan (including principal, accrued interest and other charges) and the borrower is not likely to provide more collateral; (ii) the outstanding balance of the loan (including principal, accrued interest and other charges) in excess of the value of the collateral is uncollectible and worthless; and (iii) the lending institution is in the final stage of foreclosing on the collateral.

Funding and liquidity

RHB Bank's primary funding source is customer deposits (demand, savings, fixed deposits and negotiable certificates of deposit) obtained through its branch network. As at 31 December 2001, approximately 89.3% of its funding requirements came from deposits, while 10.7% came from interbank funds and other sources. Based on past experience, a substantial portion of these customers' deposits will be rolled over upon maturity, thereby providing a stable source of funding for RHB Bank. To manage further RHB Bank's liquidity position, RHB Bank has in place comprehensive funding and liquidity policy guidelines, which detail measures to manage and monitor the liquidity position proactively. Such measures include the diversification of funding sources, the obligation to project proactively and subject future cashflow to sensitivity and stress analyses, as well as managing and ensuring adequate contingent funding sources.

To avoid over-dependence on a few large depositors, RHB Bank sets industry concentration ratio targets which are monitored closely.

Additionally, RHB Bank also ensures compliance with the Bank Negara Malaysia's new liquidity framework, and maintains a positive cash inflow within the one month time pool above Bank Negara Malaysia's minimum positive cashflow requirements.

Customer deposits

The following table sets out a breakdown of the nature of RHB Bank's deposits from non-bank customers:

	As at 30 June 2000		As at 30 June 2001		As at 31 December 2001	
Deposits from non-bank customers	RM (millions)	%	RM (millions)	%	RM (millions)	%
Demand deposit	5,842	16.5	7,424	20.3	8,085	22.8
Savings deposits	2,561	7.2	2,952	8.1	3,191	9.0
Fixed deposits	26,612	75.3	25,779	70.4	23,866	67.3
Negotiable certificates of deposits	333	0.9	477	1.3	306	0.9
Total	35,348	100.0	36,632	100.0	35,448	100.0

The following table sets out a breakdown of RHB Bank's fixed deposits and negotiable certificates of deposits from customers by maturity:

Loan maturity	As at 30 June 2000 RM (millions)	%	As at 30 June 2001 RM (millions)	%	As at 31 December 2001 RM (millions)	%
Due within six months	19,648	72.9	20,150	76.7	18,924	78.3
Six months to one year	6,640	24.6	4,835	18.4	4,476	18.5
One year to three years	655	2.4	1,247	4.8	730	3.0
Three years to five years	1	0.0	24	0.1	40	0.2
Over five years	0	0.0	0	0.0	2	0.0
Total	26,945	100.0	26,256	100.0	24,172	100.0

The maturity of deposits continues to be short-term as indicated in the preceding table. However, RHB Bank's experience has been that a significant portion of its customers typically roll over their deposits at maturity, historically providing it with a stable source of long-term funds.

Interbank deposits

RHB Bank also obtains funds from several other sources, the most significant of which is interbank funds, primarily deposits and placements from financial institutions. RHB Bank obtains interbank funds primarily from other Malaysian banks for periods from overnight to 180 days at the prevailing rate in the local market for interbank deposits. Consistent with banking practice in Malaysia, RHB Bank does not maintain committed credit lines with these banks, but will maintain a number of informal lines that RHB Bank may use from time to time subject to availability of funds. RHB Bank also maintains similar credit lines for other Malaysian banks to use. As at 31 December 2001 deposits and placements from financial institutions accounted for 9.1% of RHB Bank's total liabilities.

The following table sets out a breakdown of the nature of RHB Bank's deposits from financial institutions:

Deposits from financial institutions	As at 30 June 2000 RM (millions)	%	As at 30 June 2001 RM (millions)	%	As at 31 December 2001 RM (millions)	%
Licensed banks	1,970	61.5	2,001	62.7	2,926	69.2
Licensed finance companies	124	3.9	179	5.6	244	5.8
Other financial institutions	1,111	34.7	1,011	31.7	1,059	25.0
Total	3,205	100.0	3,191	100.0	4,229	100.0

The following table sets out a breakdown of RHB Bank's deposits from financial institutions by maturity:

Loan maturity	As at 30 June 2000 RM (millions)	%	As at 30 June 2001 RM (millions)	%	As at 31 December 2001 RM (millions)	%
Due within six months	2,369	73.9	2,350	73.6	4,229	100.0
Six months to one year	836	26.1	841	26.4	—	—
Total	3,205	100.0	3,191	100.0	4,229	100.0

Other funding sources

RHB Bank may also obtain funding in three, five, seven and ten year maturities by selling housing loans to Cagamas, with recourse to RHB Bank under repurchase agreements. RHB Bank continues to service the housing loans, retains the floating interest collected on them and pays a fixed or floating rate of interest to Cagamas as selected by RHB Bank at the time of the sale. Cagamas may direct RHB Bank to repurchase loans which are in arrears. The housing loan sales to Cagamas are matched by loans by Cagamas to RHB Bank secured by the housing loans.

Liquidity ratio

Bank Negara Malaysia requires Malaysian commercial banks to maintain statutory reserves in the form of non-interest bearing deposits with Bank Negara Malaysia equal to 4.0% of eligible liabilities.

Contingent liabilities and commitments

In the normal course of business, RHB Bank makes various commitments and incurs certain contingent liabilities. The following table sets out the risk weighted exposure in terms of principal amount of RHB Bank:

	As at 30 June 2000		As at 30 June 2001		As at 31 December 2001	
	RM (millions)	%	RM (millions)	%	RM (millions)	%
Direct credit substitutes	2,955	9.1	2,344	7.3	2,765	9.0
Transaction-related contingent items	1,182	3.6	1,295	4.0	1,208	3.9
Short-term self-liquidating trade-related contingencies	670	2.1	860	2.7	712	2.3
Housing loans sold directly and indirectly to Cagamas with recourse	552	1.7	280	0.9	—	—
Obligations under underwriting agreements	914	2.8	261	0.8	261	0.9
Irrevocable commitments to extend credit:						
—maturity more than one year	2,326	7.1	2,742	8.5	2,784	9.1
—maturity less than one year	18,001	55.1	16,776	52.1	18,194	59.3
Foreign exchange-related contracts						
—less than one year	4,700	14.4	6,487	20.1	3,288	10.7
—one year to less than five years	—	—	—	—	—	—
Interest rate related contracts						
—less than one year	141	0.4	156	0.5	177	0.6
—one year to less than five years	156	0.5	310	1.0	710	2.3
Miscellaneous	1,039	3.2	673	2.1	568	1.9
Total	32,636	100.0	32,184	100.0	30,667	100.0

Asset and liability management

The goal of RHB Bank's asset and liability management is to plan, manage and control the structure of commercial assets and liabilities, both on- and off-balance sheet, to achieve an optimal return while ensuring adequate levels of liquidity and capital, effective interest rate and foreign exchange rate risk management and the lowest possible cost of funding. The goal of RHB Bank's liquidity management is to provide stable funds to meet its present and future financial obligations and to take advantage of appropriate market opportunities as they arise. RHB Bank seeks to minimise its liquidity costs by closely managing its liquidity position on a daily basis and limiting the amount of cash at any given time which is not invested in interest-earning deposits or money market instruments. RHB Bank's Asset and Liability Committee ("*ALCO*") is responsible for determining the asset and liability mix, short- and long-term liquidity and interest rate sensitivity targets.

ALCO meets once a month to formulate RHB Bank's overall asset and liability management policies and strategies based on expected interest rate and foreign exchange movements. A summary of such information is provided to the senior management on a fortnightly basis. ALCO also meets as and when necessary depending on market conditions. ALCO reviews current market and economic statistics, interest rate and foreign exchange sensitivities, funding and liquidity positions and deposit maturities and simulations of effects on net interest income assuming different interest rates and other conditions. ALCO comprises the senior management of RHB Bank and is chaired by the managing director of RHB Bank. The Treasury Division also monitors daily cash flows and liquidity positions and reports RHB Bank's position to ALCO on a monthly basis. The money market conditions and interest and exchange rate movements are reported to the executive committee at least twice a month and to ALCO members on a monthly basis.

Loan pricing

Most of RHB Bank's Malaysian Ringgit loans are priced on the basis of its Base Lending Rate, although RHB Bank may also price loans based on its effective cost of funds, depending on the type and size of the customer and other competitive factors. Malaysian banks are not permitted to set their Base Lending Rate at a level which exceeds the rate calculated according to a specified formula. The maximum Base Lending Rate is the same for all banks, though a bank may set its Base Lending Rate lower than the specified maximum. The Base Lending Rate formula is based on the Bank Negara Malaysia intervention rate plus a mandated administration cost and a profit margin. Generally, loans based on Base Lending Rate re-price automatically each time the Base Lending Rate changes while loans based on cost of funds typically re-price at roll-over. Historically, almost all of RHB Bank's loans have been floating rate loans.

The margin over Base Lending Rate that RHB Bank charges for particular loans varies depending on a number of factors, including the type and size of the borrower, the industry, special risk involved, expected fee-based income and other competitive factors. However, Bank Negara Malaysia limits the margin over Base Lending Rate which Malaysian banks may charge to a maximum of 4.0%.

Interest rate sensitivity management

A critical component of RHB Bank's asset and liability policy is its management of interest rate risk, which is the relationship between market interest rates and RHB Bank's net interest income. A mismatch of the repricing maturity of interest-earning assets and interest-bearing liabilities in any given period is known as a repricing gap position and the aggregate of the gap positions for each of these periods is known as the cumulative gap. Exposure to interest rate movements arises where there is an imbalance among rate sensitive and non-rate sensitive assets, liabilities and off-balance sheet items. The composition of RHB Bank's assets and liabilities, and the gap position resulting from such composition may cause RHB Bank's net interest income to be affected by changes in the general level of interest rates. This composition changes daily, and variations in interest rate sensitivity may arise frequently within the periods or among the currencies in which interest rate positions are held. RHB Bank's sensitivity to interest rate movements arises primarily from interest rate risk on its loan portfolio, its securities investment portfolio and its net interbank deposit/placement position. Generally, on a weighted average basis, RHB Bank's assets reprice more quickly than its liabilities. As a result, RHB Bank's net interest margin and spreads tend to widen when interest rates are increasing and narrow when interest rates are decreasing. However, the actual effect on earnings due to changes in interest rates will depend on the degree, timing and volatility of changes in interest rates, the behaviour and contractual repricing dates of RHB Bank's assets and liabilities and the ability of RHB Bank to respond to changes in interest rates.

ALCO sets net interest income risk exposure to manage the interest rate exposure of assets and liabilities denominated in Malaysian Ringgit and foreign currencies. RHB Bank's policy is to manage its cumulative gap so that its "earnings at risk" (calculated based on an internally-determined, maximum movement in interest rates applied to the projected balance sheet) will not exceed the limit. This exposure is monitored on a monthly basis by ALCO. RHB Bank adjusts its exposure to interest rates based on the balance sheet structure and RHB Bank's views on the future movement of interest rates.

Capital adequacy

As at 31 December 2001, RHB Bank's ratio of Tier 1 capital to risk-weighted assets was 11.5% and its ratio of total capital to risk-weighted assets was 13.1%. Bank Negara Malaysia adopted the risk-weighted capital standards of the Basle Accord on 1 September 1989. See "Regulation and market for Malaysian securities". RHB Bank has set an internal threshold limit for capital adequacy at 10.0% (which is above the minimum regulated requirement of 8.0%) and conducts a quarterly ratio analysis that is submitted to Bank Negara Malaysia for close monitoring purposes. RHB Bank's Tier I capital has increased primarily from retained profits and allocations to the statutory and general reserves.

The following table sets out RHB Bank's capital and capital ratios:

	As at 30 June 2000		As at 30 June 2001		As at 31 December 2001	
	RM (millions)	%	RM (millions)	%	RM (millions)	%
Tier I Capital						
Paid-up ordinary share capital	1,950	38.0	1,950	37.9	1,950	38.0
Paid-up irredeemable non cumulative preference shares	1,368	26.6	1,368	26.5	1,368	26.7
Share Premium	9	0.2	9	0.2	9	0.2
Other reserves	1,159	22.6	1,334	25.9	1,334	26.0
Goodwill	—	—	(157)	(3.0)	(153)	(3.0)
Total Tier I capital	4,486	87.4	4,504	87.5	4,508	87.9
Tier II Capital						
General provisions for bad and doubtful debts	648	12.6	664	12.9	641	12.5
Total Tier II capital	648	12.6	664	12.9	641	12.5
Total capital	5,134	100.0	5,168	100.4	5,149	100.4
Less:						
Investment in subsidiary companies	—	—	—	—	—	—
Holdings of other financial institutions capital	—	—	(19)	(0.4)	(19)	(0.4)
Total capital base	5,134	100.0	5,149	100.0	5,130	100.0
Total risk weighted assets	38,392		40,290		39,022	
Capital ratios						
Core capital ratio	11.6%		11.1%		11.5%	
Risk-weighted capital adequacy ratio	13.3%		12.7%		13.1%	

BANK UTAMA

Except where specified, all Bank Utama figures quoted in this section relate to Bank Utama only, excluding its subsidiaries.

Introduction

Bank Utama was incorporated as a public company on 26 May 1976 and is a wholly-owned subsidiary of UBG a company listed on the main board of KLSE.

Bank Utama's head office is located in East Malaysia and historically it has had a strong presence there. Bank Utama currently has 35 branches nationwide, 18 branches in East Malaysia, 16 in Peninsular Malaysia and one in Labuan.

Bank Utama offers a comprehensive range of financial products and services for both retail customers and corporations. Its main customer services are provided by the corporate banking, treasury, retail banking and Islamic banking divisions.

The following table sets out Bank Utama's gross loan portfolio.

	As at 31 December 2000		As at 31 December 2001	
	RM (millions)	%	RM (millions)	%
Corporate	4,594	96.1	5,169	90.8
Islamic banking loans	146	3.0	472	8.2
Other loans	44	0.9	55	1.0
	4,784	100.0	5,696	100.0
Less: Unearned interest and unearned income	(2)	(0.0)	(1)	(0.0)
Gross loans	4,782	100.00	5,695	100.00

As at 31 December 2001, Bank Utama had total assets of RM8,710 million (US$2,292.1 million) and total liabilities of RM7,891 million (US$2,076.6 million). For the year ended 31 December 2001, Bank Utama recorded a net profit of RM19 million (US$5.0 million).

Corporate banking division

Bank Utama provides a variety of banking services to corporations and offers a range of trade financing facilities, such as letters of credit, trust receipts, banker's acceptances and also a comprehensive package of credit facilities ranging from a simple overdraft to revolving credit facilities.

Bank Utama is an active participating member bank appointed by Bank Negara Malaysia in lending activities to develop SMIs, and provides a variety of funds to aid these business, especially those involved in manufacturing, oil and gas, trading and communications. In addition, its syndication loans and capital markets units arrange and syndicate loans as well as arrange and underwrite private debt securities for corporate clients.

Treasury division

Treasury services such as foreign exchange contracts are also offered to all customers, to facilitate hedging to minimise exchange risks and to capitalise on competitive rates. In addition, investment services in money market instruments are also offered by Bank Utama in the form of time deposits, negotiable instruments of deposits, private debt securities and banker acceptances. Bank Utama also deals in Malaysian government securities, Cagamas notes and bonds and other deposit instruments. Bank Utama also provides advisory services to customers on investments in money markets and fixed income instruments.

Retail banking division

The Retail banking division is responsible for Bank Utama's retail lending and deposit taking businesses. Bank Utama offers a variety of savings account services and time deposits to its customers. The mortgage loans portfolio makes up Bank Utama's largest consumer lending portfolio. As at 31 December 2001, retail banking contributed about 30% of Bank Utama's gross loan portfolio.

Bank Utama's network of ATMs totals 45, of which 40 are installed at branch premises and the remaining five ATMs are located in other premises, such as shopping malls and other popular consumer areas.

Islamic banking division

Since 1994, Bank Utama has been offering a variety of interest-free products and services online in accordance with the government's aim to encourage the development of Islamic banking in Malaysia. The Islamic banking division offers services to both retail and corporate customers. Savings and investment accounts are provided on the custodian concept ("Al Wadiah") principle and the concept of profit sharing ("Al Mudharabah").

Islamic housing loans enable customers to finance either newly constructed homes or to refinance an existing house. Separate treasury operations are also offered by this division.

As at 31 December 2001, the assets of the Islamic banking unit represented approximately 9.1% of the total assets of Bank Utama.

Loan portfolio

As at 31 December 2001, Bank Utama's gross loans amounted to approximately RM5,695 million (US$1,498.6 million). Bank Utama's loan portfolio is diversified over several industry sectors such as manufacturing, purchase of landed property, construction and general commerce. This is set out in the table below.

Industry concentrations

The following table sets out a breakdown of Bank Utama's gross loan portfolio by industry sector:

	As at 31 December 2000		As at 31 December 2001	
	RM (millions)	%	RM (millions)	%
Agriculture	179	3.7	213	3.7
Mining and quarrying	2	0.0	1	0.0
Manufacturing	1,086	22.7	1,128	19.8
Electricity, gas and water	57	1.2	66	1.2
Construction	711	14.9	693	12.2
Real estate	234	4.9	230	4.0
Purchase of landed property of which:		21.2		22.5
(i) Residential	688		901	
(ii) Non-residential	326		378	
General commerce	488	10.2	486	8.5
Transport, storage and communication	155	3.2	279	4.9
Finance, insurance and business services	313	6.6	254	4.5
Purchase of securities	158	3.3	529	9.3
Purchase of transport vehicles	11	0.2	11	0.2
Consumption credit	1	0.0	1	0.0
Others	372	7.8	525	9.2
Gross loans	4,782	100.0	5,695	100.0

Loan maturity profile

As at 31 December 2001, loans maturing in less than one year constituted 39.2% of Bank Utama's gross loans. About 6.4% of gross loans had maturities of one to three years, 7.0% had maturities of three to five years and 47.4% had maturities of more than five years. The category of loans with maturities of less than one year includes bankers' acceptances, bills receivable, trust receipts, staff festival loans and other types of loans.

The following table sets out a breakdown of Bank Utama's gross loans by maturity:

Loan Maturity	As at 31 December 2000 RM (millions)	%	As at 31 December 2001 RM (millions)	%
Due within one year	2,274	47.5	2,235	39.2
One year to three years	228	4.8	366	6.4
Three years to five years	253	5.3	396	7.0
Over five years	2,027	42.4	2,698	47.4
Gross loans	4,782	100.0	5,695	100.0

Classification of non-performing loans

The following table sets out a breakdown of Bank Utama's non-performing loans and provisions made by Bank Utama:

	As at 31 December 2000 RM (millions) (except %)	As at 31 December 2001 RM (millions) (except %)
Gross loans	4,612	5,695
Non-performing loans (including interest-in-suspense)	1,262	1,566
Interest-in-suspense	199	283
Non-performing loans (excluding interest-in-suspense)	1,063	1,283
Provision for bad and doubtful debts	414	563
Ratios:		
Non-performing loans (including interest-in-suspense)/gross loans	27.4%	27.5%
Non-performing loans (excluding interest-in-suspense)/gross loans	23.0%	22.5%
Provision/Non-performing loans (including interest-in-suspense)	32.8%	35.9%
Provision/Non-performing loans (excluding interest-in-suspense)	38.9%	43.9%
Provision/gross loans	8.7%	9.9%

The following table sets out a breakdown of Bank Utama's non-performing loans by sector:

	As at 31 December 2000 RM (millions)	%	As at 31 December 2001 RM (millions)	%
Agriculture	63	5.0	49	3.1
Mining and quarrying	1	0.1	0	0
Manufacturing	379	30.0	565	36.1
Electricity, gas and water	4	0.3	5	0.3
Construction	189	15.0	259	16.5
Real estate	121	9.6	94	6.0
Purchase of landed property of which:		5.0		5.6
(i) Residential	43		64	
(ii) Non-residential	20		23	
General commerce	140	11.1	146	9.3
Transport, storage and communication	61	4.8	53	3.4
Finance, insurance and business services	130	10.3	156	10.0
Purchase of securities	57	4.5	74	4.7
Purchase of transport vehicles	4	0.3	4	0.3
Consumption credit	0	0.0	0	0.0
Others	50	4.0	74	4.7
Total	1,262	100.0	1,566	100.0

Funding and liquidity

Bank Utama's primary funding service is customer deposits (demand, savings, fixed deposits and negotiable certificates of deposits). As at 31 December 2001, approximately 94.9% of its funding requirements came from customer deposits, while 5.1% came from interbank funds and other sources.

Approximately 13.4% of Bank Utama's customer deposits consisted of individual deposits and the remainder consisted of deposits from business enterprises and other sources. From 31 December 2000 to 31 December 2001, the amount of demand deposits from customers almost doubled.

The following table sets out a breakdown of the nature of Bank Utama's deposits from customers:

	As at 31 December 2000		As at 31 December 2001	
Deposits from customers	**RM (millions)**	**%**	**RM (millions)**	**%**
Demand deposits	790	16.7	1,535	22.1
Savings deposits	272	5.7	307	4.4
Fixed deposits	3,174	67.0	4,129	59.4
Negotiable certificates of deposits	503	10.6	981	14.1
Total	4,739	100.0	6,952	100.0

The following table sets out a breakdown of Bank Utama's fixed deposits and negotiable certificates of deposits from customers by maturity:

	As at 31 December 2000		As at 31 December 2001	
Loan maturity	**RM (millions)**	**%**	**RM (millions)**	**%**
Due within six months	2,806	76.3	3,906	76.4
Six months to one year	748	20.3	633	12.4
One to three years	122	3.3	442	8.7
Three to five years	—	0.0	113	2.2
Over five years	—	0.0	17	0.3
Total	3,677	100.0	5,110	100.0

As at 31 December 2001, Bank Utama's other funding sources included a term loan of RM87 million (US$22.9 million).

Capital adequacy

As at 31 December 2001, Bank Utama's ratio of Tier I capital to risk-weighted assets was 12.1% and its ratio of total capital to risk-weighted assets was 13.4%.

The following table sets out an analysis of Bank Utama's capital and capital ratios:

	As at 31 December 2000		As at 31 December 2001	
	RM (millions)	%	RM (millions)	%
Total Tier I capital	800	90.1	819	90.3
Total Tier II capital	90	10.1	90	9.9
Total capital	890	100.2	909	100.2
Less:				
Investment in subsidiary companies	(2)	(0.2)	(2)	(0.2)
Total capital base	888	100.0	906	100.0
Total risk weighted assets	5,128		6,760	
Capital ratios				
Core capital ratio	15.6%		12.1%	
Risk-weighted capital adequacy ratio	17.3%		13.4%	

Contingent liabilities and commitments

In the normal course of business, Bank Utama makes various commitments and incurs certain contingent liabilities. The following table sets out the risk-weighted exposure of Bank Utama:

	As at 31 December 2000		As at 31 December 2001	
	RM (millions)	%	RM (millions)	%
Direct credit substitutes	268	9.8	208	7.6
Transaction-related contingent items	329	12.0	215	7.8
Short-term self-liquidating trade-related contingencies	414	15.1	338	12.3
Commitments to extend credit				
—maturity more than one year	414	15.1	445	16.2
—maturity less than one year	732	26.7	724	26.3
Foreign exchange related contracts				
—less than one year	505	18.4	744	27.1
Interest rate related contracts				
—one year to less than five years	80	2.9	75	2.7
Miscellaneous				
—Sundry item receivable	0	0.0	0	0.0
Total	2,742	100.0	2,749	100.0

LEGAL PROCEEDINGS

RHB

Save as disclosed below and as at 31 March 2002, RHB and its subsidiary companies (excluding RHB Capital and its subsidiaries) are not engaged in any material litigation, claims or arbitration either as plaintiff or defendant, and the board of directors of RHB is not aware of any proceedings pending or threatened against RHB and its subsidiary companies (excluding RHB Capital and its subsidiaries) which may materially affect the financial position and business of RHB and its subsidiary companies (excluding RHB Capital and its subsidiaries). For the purposes of RHB's reporting obligations to KLSE, any litigation, claim or arbitration of RM13 million (US$3.4 million) or above is material.

RHB-Daewoo, a subsidiary of RHB, is currently in discussions with its contractor in respect of claims relating to prolongation costs and interest in relation to construction works amounting to approximately RM181 million (US$47.6 million). No legal proceedings have been commenced.

RHB Capital

Save as disclosed below and as at 31 March 2002, no member of RHB Capital and its subsidiaries (including RHB Sakura and its subsidiaries) is engaged in any material litigation, claims or arbitration either as plaintiff or defendant, and the board of directors of RHB Capital is not aware of any proceedings pending or threatened against any member of the RHB Capital and its subsidiaries (including RHB Sakura and its subsidiaries) which may materially affect the financial position and business of RHB Capital and its subsidiaries (including RHB Sakura and its subsidiaries). For the purposes of RHB Capital's reporting obligations to KLSE, any litigation, claim or arbitration of RM13 million (US$3.4 million) or above is material.

RHB Capital is currently engaged in litigation which is not in the ordinary course of business as plaintiff totalling approximately RM33 million (US$8.7 million) (where litigation commenced on 7 November 2001) and as defendant totalling approximately RM259 million (US$68.2 million) (where litigation commenced on 26 November 2001) in which RHB Capital is seeking recovery of the deposit paid by RHB Capital pursuant to a share sale agreement dated 7 November 2000 between Carta Bintang Sdn. Bhd. and RHB Capital for the sale and purchase of shares in SJ Securities Sdn. Bhd. Carta Bintang Sdn. Bhd. have filed their defence and counterclaim.

RHB Capital and its subsidiaries (including RHB Sakura and its subsidiaries) are currently engaged in various material litigation within the ordinary course of business as plaintiff totalling approximately RM1.9 billion (US$0.5 billion) (where the earliest litigation commenced in 1984) and as defendant totalling approximately RM253 million (US$66.6 million) (where the earliest litigation commenced on 31 July 1996). As plaintiff, many of the claims are for the recovery of defaulted loans. The material litigation is not expected to have any material adverse effect on the financial results of RHB Capital and its subsidiaries.

FURTHER INFORMATION AND AVAILABILITY OF DOCUMENTS

Contact details for enquiries

Bondholders who wish to seek any clarification on or confirmation of the Bond Restructuring are invited to contact RHB, Credit Suisse First Boston (Singapore) Limited (financial advisor in relation to the Bond Restructuring), the Trustee, the Settlement Agent or the Paying Agent, contact details of which are set out below:

RHB

Rashid Hussain Berhad
Level 9, Tower One
RHB Centre
Jalan Tun Razak
50400 Kuala Lumpur
Malaysia

Attn: Rosley Ahmad
Tel: +60 3 9280 2125
Fax: +60 3 9284 7189
Email: rosley@rhb.com.my

Attn: Chartchai Pusavat
Tel: +60 3 2143 4276
Fax: +60 3 9284 8614
Email: chartchai@rhb.com.my

Attn: Chong Kin Leong
Tel: +60 3 9285 2233
Fax: +60 3 9285 8599
Email: klchong@rhb.com.my

CREDIT SUISSE FIRST BOSTON (SINGAPORE) LIMITED

1 Raffles Link
#03/#04-01 South Lobby
Singapore 039393

Attn: Surasak Khaoroptham
Tel: +65 6212 3244
Fax: +65 6212 3577
Email: surasak.khaoroptham@csfb.com

TRUSTEE

Citicorp Trustee Company Limited
3rd Floor
Cottons Centre
Hays Lane
London SEI 2QT
England

Attn: Daniel Wynne
Tel: +44 (0) 20 7500 5749
Fax: +44 (0) 20 7500 5857/5877
Email: daniel.wynne@citi.com

PAYING AGENT

Citibank, N.A.
P.O. Box 18055
5 Carmelite Street
London EC4Y OPA
England

Attn: Charles Strong
Tel: +44 (0) 20 7500 1148
Fax: +44 (0) 20 7500 5877
Email: charles.e.strong@citi.com

SETTLEMENT AGENT

J.P. Morgan Chase Bank Berhad
Level 26, Menara Dion
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia

Attn: Lucy Chew
Tel: +60 3 2270 4350
Fax: +60 3 2270 4219
Email: lucy.chew@jpmorgan.com

Attn: Santi Warokka
Tel: +62 21 5291 8351
Fax: +62 21 5291 8355
Email: santi.warokka@jpmorgan.com; or

Attn: Taufik Nurmanthias
Tel: +62 21 5291 8354
Fax: +62 21 5291 8355
Email: taufik.nurmanthias@jpmorgan.com

Availability of documents

Copies of the current drafts of:

- the Supplemental Trust Deed (which will include as an appendix the full terms and conditions of the New Securities); and
- the Settlement Agreement

may be inspected at the office of RHB specified above from 5 June 2002 and shall be made available for inspection at the Bondholders' Meeting.

SCHEDULE 1

Announcement of the Proposed Group Restructuring Scheme

The following is the text of the announcement made by RHB, RHB Capital and RHB Sakura to the KLSE on 20 March 2002:

"RASHID HUSSAIN BERHAD ("RHB" OR "COMPANY"); RHB CAPITAL BERHAD ("RHB CAPITAL"); AND RHB SAKURA MERCHANT BANKERS BERHAD ("RHB SAKURA")

- PROPOSED ACQUISITION OF BANK UTAMA (MALAYSIA) BERHAD BY RHB BANK BERHAD ("RHB BANK");
- PROPOSED TRANSFER AND ACQUISITION OF RHB LEASING SDN BHD AND RHB CAPITAL PROPERTIES SDN BHD;
- PROPOSED SCHEME OF ARRANGEMENT TO PRIVATIZE RHB SAKURA:
- PROPOSED ACQUISITION AND TRANSFER OF SECURITIES AND SECURITIES RELATED BUSINESS ENTITIES FROM RHB CAPITAL TO RHB SAKURA;
- PROPOSED VOLUNTARY PARTIAL OFFER BY RHB TO INCREASE ITS EQUITY INTEREST IN SHARES AND WARRANTS OF RHB CAPITAL UP TO A MAXIMUM OF 75%; AND
- PROPOSED REPAYMENT OF BORROWINGS BY RHB AND RHB CAPITAL. (COLLECTIVELY TO BE REFERRED TO AS "PROPOSED GROUP RESTRUCTURING SCHEME")
- PROPOSED EMPLOYEES' SHARE OPTION SCHEME BY RHB

1. INTRODUCTION

We refer to the announcement by RHB on 23 April 2001 in relation to the approval of the Minister of Finance ("*MOF*") via Bank Negara Malaysia ("*BNM*") for RHB to enter into negotiations with Utama Banking Group Berhad ("UBG") for the proposed merger of the RHB and UBG banking groups.

Pursuant to the abovementioned approval, Arab-Malaysian Merchant Bank Berhad ("*Arab-Malaysian*"), on behalf of RHB, RHB Capital and RHB Sakura ("*RHB Group*" or "*Group*") is pleased to announce the successful conclusion of the negotiations leading to the execution of the relevant conditional agreements for the proposed merger as well as the proposed group restructuring scheme of the RHB Group ("*Proposed Group Restructuring Scheme*"). The Proposed Group Restructuring Scheme, which has been approved by the MOF via letters dated 11 March 2002 and 12 March 2002 from BNM to the Company and approved by the respective Board of Directors of RHB, RHB Capital and RHB Sakura, involves the following proposals as set out in Section 1.1 to Section 1.6 below:—

1.1 Proposed Acquisition of Bank Utama (Malaysia) Berhad ("Bank Utama") and Proposed Merger of Bank Utama with RHB Bank

Proposed acquisition of the entire equity interest of Bank Utama comprising 800,000,000 ordinary shares of RM1.00 each by RHB Bank from UBG based on 2.0 times the adjusted Net Tangible Assets ("NTA") value of Bank Utama as at the last day of the calendar month preceding the fulfillment of all the conditions precedent. The purchase consideration is proposed to be satisfied by RHB on behalf of RHB Bank through the issuance of new RHB Irredeemable Convertible Unsecured Loan Stocks-A ("*RHB ICULS-A*"), new RHB Irredeemable Convertible Unsecured Loan Stocks-B ("*RHB ICULS-B*") and cash. The amount due and owing by RHB Bank to RHB will be repaid through the proposed issuance of an equivalent amount of Tier-II RHB Bank subordinated-debt ("*RHB Bank Sub-Debt*") to RHB, the actual amount of which will be determined upon finalization of the purchase consideration following a due diligence exercise ("*Proposed Acquisition of Bank Utama*").

The RHB ICULS-A to be issued to UBG pursuant to the Proposed Acquisition of Bank Utama shall be offered to all the shareholders of RHB by UBG by way of a restricted offer for sale on a renounceable basis after the completion of the Proposed Acquisition of Bank Utama on the basis of one (1) RHB ICULS-A for every one (1) existing RHB share held as at an entitlement date to be determined ("Proposed Restricted Offer for Sale").

Upon completion of the Proposed Acquisition of Bank Utama, RHB Bank will merge the commercial banking business of Bank Utama with RHB Bank ("*Proposed Merger*").

1.2 Proposed Transfer and Acquisition of RHB Leasing Sdn Bhd ("RHB Leasing") and RHB Capital Properties Sdn Bhd ("RHBCP")

a) Proposed transfer of 70% of the equity interest in RHB Leasing comprising 7,000,000 ordinary shares of RM1.00 each from RHB Capital to RHB Delta Finance Berhad ("*RHB Delta Finance*") (a wholly-owned subsidiary of RHB Bank) and proposed acquisition of 30% equity interest in RHB Leasing comprising 3,000,000 ordinary shares of RM1.00 each by RHB Delta Finance from China Development Industrial Bank Inc. ("*CDIB*") for a total cash consideration based on 1.1 times the audited NTA value of RHB Leasing as at the last day of the calendar month preceding the date of fulfillment of all the conditions precedent ("*Proposed Transfer of RHB Leasing*" and "*Proposed Acquisition of 30% Equity Interest in RHB Leasing*" respectively).

(Collectively referred to as "Proposed Transfer and Acquisition of RHB Leasing")

b) Proposed transfer of the entire equity interest in RHBCP comprising 21,800,000 ordinary shares of RM1.00 each from RHB Capital to RHB Bank based on 1.0 time the audited NTA value of RHBCP as at the last day of the calendar month preceding the date of fulfillment of all the conditions precedent. RHB Bank proposes to satisfy the transfer consideration through assumption of an existing inter-company debt due by RHB Capital to RHBCP and the balance by cash ("*Proposed Transfer of RHBCP*").

(Collectively referred to as "*Proposed Transfer and Acquisition of RHB Leasing and RHBCP*")

1.3 Proposed Scheme of Arrangement to privatize RHB Sakura

Proposed privatization of RHB Sakura via a scheme of arrangement pursuant to Sections 176 and 178 of the Companies Act, 1965 whereby RHB Capital will acquire the remaining 165,888,605 ordinary shares of RM1.00 each (not held by RHB Capital) representing 49% equity interest in RHB Sakura for a consideration of RM4.00 per RHB Sakura share to be satisfied through RM2.00 in cash and the proposed issuance of RM2.00 nominal amount of redeemable unsecured bonds in RHB Capital ("*RHB Capital Bonds*") for every one (1) RHB Sakura share acquired ("*Proposed SOA*").

1.4 Proposed Acquisition of Straits Asset Holdings Sdn Bhd ("SAHSB") and Proposed Transfer of Securities and Securities Related Business Entities

a) Proposed acquisition of the remaining 37% equity interest in SAHSB comprising 16,667,000 ordinary shares of RM1.00 each by RHB Marketing Services Sdn Bhd ("*RHB Marketing Services*"), a wholly-owned subsidiary company of RHB Capital, from G.K. Goh Holdings Ltd ("*G.K. Goh*") for a cash consideration based on 1.4 times of 37% of the audited NTA value of SAHSB and its subsidiaries ("*SAHSB Group*") as at the last day of the calendar month preceding the date of fulfillment of all the conditions precedent to be paid in cash by RHB Capital on behalf of RHB Marketing Services to G.K. Goh ("*Proposed Acquisition of SAHSB*"). SAHSB will become a wholly-owned subsidiary company of RHB Marketing Services upon completion of the Proposed Acquisition of SAHSB.

b) RHB Capital proposes to enter into a conditional sale and purchase agreement to transfer its securities and securities related business entities ("*Securities Companies*") to RHB Sakura (which would have become a wholly-owned subsidiary of RHB Capital upon completion of the Proposed SOA) based on 1.0 time to 1.5 times the audited NTA value of the respective entities as at the last day of the calendar month preceding the date of fulfillment of all the conditions precedent. RHB Sakura proposes to satisfy the transfer consideration through the proposed issuance of RM165 million RHB Sakura Tier II subordinated-debt ("*RHB Sakura Sub-Debt*") and the balance by cash ("*Proposed Transfer of Securities and Securities Related Business Entities*").

(Collectively referred to as "*Proposed Acquisition and Transfer of Securities and Securities Related Business Entities*")

1.5 Proposed Voluntary Partial Offer by RHB

Proposed voluntary partial offer by RHB to increase its equity interest in shares and warrants of RHB Capital up to a maximum of 75.0% through the acquisition of up to an additional 19.6% and 54.5% of RHB Capital's total issued and paid-up share capital and warrants outstanding respectively to be satisfied by the issuance of new RHB shares and new RHB ICULS-B ("*Proposed Voluntary Partial Offer*").

1.6 Proposed Repayment of Borrowings by RHB and RHB Capital

Proposed repayment of the RHB Group's borrowings comprising :-

(i) RM1.0 billion by RHB consisting of RHB's existing outstanding RM800 million nominal value of 2.5% redeemable secured bonds and RM200 million of its short term borrowings; and

(ii) RM200.0 million by RHB Capital of its RM200 million short term borrowings,

upon the completion of the Proposed Group Restructuring Scheme.

2. PROPOSED ACQUISITION OF BANK UTAMA AND PROPOSED MERGER

2.1 Details of the Proposed Acquisition of Bank Utama

On 20 March 2002, Cahya Mata Sarawak Berhad ("*CMS*"), UBG, RHB Bank and RHB entered into a conditional sale and purchase agreement ("*Conditional Bank Utama SPA*") for the proposed acquisition of the entire equity interest of Bank Utama comprising 800,000,000 ordinary shares of RM1.00 each by RHB Bank from UBG for a purchase consideration based on 2.0 times the adjusted NTA value of Bank Utama (to be determined following a due diligence exercise) as at the last day of the calendar month preceding the fulfillment of all the conditions precedent ("*Final Purchase Price*").

Based on the latest available audited NTA of Bank Utama of RM800 million as at 31 December 2000, the indicative purchase consideration for the Proposed Acquisition of Bank Utama is RM1.6 billion ("*Indicative Purchase Price*").

If the Final Purchase Price is equivalent to or less than 2.0 times the audited NTA of Bank Utama as at 31 December 2001 ("*First NTA*"), the Final Purchase Price is to be satisfied by RHB on behalf of RHB Bank as follows:—

(i) RM700 million by cash;

(ii) the amount in Ringgit Malaysia equivalent to the issued and paid-up share capital of RHB as at an entitlement date to be determined later ("*Entitlement Date*"), through the issuance of such number of RHB ICULS-A at 100% nominal value which will be equivalent to the number of RHB shares constituting the issued and paid-up share capital of RHB as at the Entitlement Date; and

(iii) the balance in Ringgit Malaysia through the issuance of RHB ICULS-B at 100% nominal value.

If the Final Purchase Price is more than 2.0 times the First NTA, the Final Purchase Price is to be satisfied by RHB on behalf of RHB Bank as follows:—

(i) RM700 million by cash;

(ii) the amount in Ringgit Malaysia equivalent to the issued and paid-up share capital of RHB as at the Entitlement Date through the issuance of such number of RHB ICULS-A at 100% nominal value which will be equivalent to the number of RHB shares constituting the issued and paid-up share capital of RHB as at the Entitlement Date;

(iii) the amount in Ringgit Malaysia equivalent to the difference between the sum of (i) and (ii) above and 2.0 times the First NTA through the issuance of RHB ICULS-B at 100% nominal value; and

(iv) the balance by cash.

The amount representing the Final Purchase Price due and owing to RHB by RHB Bank will be repaid through the proposed issuance of RHB Bank Sub-Debt of a value equal to the Final Purchase Price. Based on the Indicative Purchase Price, the indicative amount of RHB Bank Sub-Debt to be issued is RM1.6 billion. The exact amount of RHB Bank Sub-Debt to be issued will be determined at a later stage upon finalization of the purchase consideration for the Proposed Acquisition of Bank Utama. The RHB Bank Sub-Debt qualifies as a Tier II Capital of RHB Bank under BNM's guidelines for Risk Weighted Capital Adequacy calculations.

Upon completion of the Proposed Acquisition of Bank Utama, RHB Bank will merge the commercial banking businesses of Bank Utama with RHB Bank. RHB Bank and Bank Utama will make a joint application for a vesting order from the High Court of Malaya pursuant to Section 50 of the Banking and Financial Institutions Act 1989 ("BAFIA") to effect and facilitate the completion of the merger.

2.2 Salient Terms of the Conditional Bank Utama SPA

(a) The Proposed Acquisition of Bank Utama is conditional upon, inter-alia, the following :-

(i) the approval of the relevant authorities and/or shareholders of the respective companies involved in the Proposed Acquisition of Bank Utama, the details of which are as set out in Section 13.1 of this announcement; and

(ii) the other component proposals of the Proposed Group Restructuring Scheme becoming unconditional.

(b) The RHB ICULS-A to be issued to UBG pursuant to the Proposed Acquisition of Bank Utama shall be offered to all the shareholders of RHB by UBG by way of a restricted offer for sale after the completion of the Proposed Acquisition of Bank Utama on the basis of one (1) RHB ICULS-A for every one (1) existing RHB share held as at the Entitlement Date;

(c) In the event that the conditions as mentioned in (a) above are not fulfilled on or before a date coinciding with one hundred and eighty (180) days from the date of the Conditional Bank Utama SPA or such other date as may be agreed upon in writing between the parties involved, the Conditional Bank Utama SPA may be terminated by any of the parties; and

(d) In the event that UBG or CMS defaults in the performance of its obligations under the Conditional Bank Utama SPA, UBG shall pay to RHB a sum of RM80 million as agreed liquidated damages. In the event that RHB Bank or RHB default in the payment of the purchase consideration, RHB shall pay to UBG a sum of RM80 million as agreed liquidated damages.

THE PROPOSED ACQUISITION OF BANK UTAMA IS CONDITIONAL UPON THE OTHER COMPONENT PROPOSALS OF THE PROPOSED GROUP RESTRUCTURING SCHEME BECOMING UNCONDITIONAL.

Information on UBG and Bank Utama are set out in **Appendix 1** of this announcement. The indicative principal terms of the RHB ICULS-A, RHB ICULS-B and RHB Bank Sub-Debt are set out in **Tables 2, 3 and 5 of Appendix 2** of this announcement.

2.3 Basis of Arriving at the Purchase Consideration

The price-to-book ratio of 2.0 times the adjusted NTA value of Bank Utama was arrived at on a willing buyer willing seller basis after taking into account the historical and future earnings potential of Bank Utama, the current market price and price-to-book ratios of other banking institutions listed on the KLSE and the synergistic benefits and operating efficiencies that are expected to be derived following the proposed merger of Bank Utama and RHB Bank. In addition, the NTA multiple of 2.0 times has also taken into consideration the range of precedent transactions involving commercial banks of between 1.2 times to 2.1 times, averaging 1.7 times NTA.

Based on 2.0 times the audited NTA value of Bank Utama of RM800 million as at 31 December 2000, the indicative purchase price is RM1.6 billion which represents a net price to earnings ratio ("*PER*") of 13.5 times based on the audited profit after taxation and minority interest of Bank Utama of RM118.3 million for the financial year ended 31 December 2000.

2.4 Source of Funds

The total purchase consideration for the Proposed Acquisition of Bank Utama will be paid by RHB, on behalf of RHB Bank, to UBG through the issuance of RHB ICULS-A, RHB ICULS-B and cash, the details of which are as set out in Section 2.1 of this announcement. In consideration thereof, RHB Bank will issue RHB Bank Sub-Debt of equal value to the Final Purchase Price to RHB.

Based on the Indicative Purchase Price, the cash portion of the purchase consideration to be paid to UBG by RHB on behalf of RHB Bank shall be RM700 million. The cash portion will be sourced primarily from the proposed placement of the RHB Bank Sub-Debt, the details of which are as set out in Section 9.1 below.

2.5 Liabilities to be assumed

Apart from those liabilities which form part of the commercial banking business operations of Bank Utama, there will be no other liabilities to be assumed by RHB Bank pursuant to the Proposed Acquisition of Bank Utama.

3. PROPOSED TRANSFER AND ACQUISITION OF RHB LEASING AND RHBCP

3.1 Proposed Transfer and Acquisition of RHB Leasing

3.1.1 Details of the Proposed Transfer and Acquisition of RHB Leasing

On 20 March 2002, RHB Delta Finance entered into a conditional share sale agreement with RHB Capital and CDIB (collectively referred to as "*Vendors*") ("*Conditional Transfer Agreement I*") for the proposed transfer of 70% of the equity interest in RHB Leasing comprising 7,000,000 ordinary shares of RM1.00 each from RHB Capital to RHB Delta Finance and the proposed acquisition of 30% equity interest in RHB Leasing comprising 3,000,000 ordinary shares of RM1.00 each by RHB Delta Finance from CDIB for an aggregate cash consideration based on 1.1 times the audited NTA value of RHB Leasing as at the last day of the calendar month preceding the date of fulfillment of all the conditions precedent ("*Final Consideration I*").

Based on the audited NTA of RHB Leasing as at 30 June 2001 of approximately RM100.3 million, the indicative cash consideration for the Proposed Transfer of RHB Leasing and the Proposed Acquisition of 30% Equity Interest in RHB Leasing are approximately RM77.2 million and RM33.1 million respectively.

3.1.2 Salient Terms of the Conditional Transfer Agreement I

(a) Upon execution of the Conditional Transfer Agreement I, RHB Delta Finance shall pay a deposit of approximately RM22.06 million, representing 20% of the aggregate indicative cash consideration of approximately RM110.3 million, to RHB Capital and CDIB in the proportion of 70 : 30, in accordance with their respective shareholdings in RHB Leasing. The balance cash consideration, i.e. the differential amount between Final Consideration I and the deposit paid, shall be paid to the Vendors on the date of completion of the Proposed Transfer and Acquisition of RHB Leasing;

(b) The Proposed Transfer and Acquisition of RHB Leasing is conditional upon the approvals of the relevant authorities and / or shareholders of the companies involved, the details of which are set out in Section 13.2 of this announcement; and

(c) In the event that the requisite approvals as mentioned in (b) above are not obtained on or before a date coinciding with one hundred and eighty (180) days from the date of the Conditional Transfer Agreement I or such other date as may be agreed upon in writing between the parties involved ("*Cut Off Date I*"), the Conditional Transfer Agreement I shall lapse and the Vendors shall, *inter-alia*, refund the deposit (free of interest) to RHB Delta Finance within fourteen (14) business days from Cut Off Date I.

Information on RHB Delta Finance and RHB Leasing are set out in **Appendix 1** of this announcement.

3.2 Proposed Transfer of RHBCP

3.2.1 Details of the Proposed Transfer of RHBCP

On 20 March 2002, RHB Capital and RHB Bank entered into a conditional share sale agreement ("*Conditional Transfer Agreement II*") for the proposed transfer of 100% equity interest in RHBCP comprising 21,800,000 ordinary shares of RM1.00 each from RHB Capital to RHB Bank for a transfer consideration based on the audited NTA value of RHBCP as at the last day of the calendar month preceding the date of fulfillment of all the conditions precedent ("*Final Consideration II*").

Based on the audited NTA value of RHBCP of RM29.2 million as at 30 June 2001, the indicative transfer consideration shall be RM29.2 million of which indicatively RM16.7 million is proposed to be satisfied through the assumption by RHB Bank of an existing inter-company debt owing by RHB Capital to RHBCP and the balance by cash.

3.2.2 Salient Terms of the Conditional Transfer Agreement II

(a) Upon execution of the Conditional Transfer Agreement II, RHB Bank shall pay a deposit of approximately RM2.5 million, representing 20% of the indicative cash portion of the transfer consideration of RM12.5 million, to RHB Capital.

The balance transfer consideration shall be satisfied on the date of completion of the Proposed Transfer of RHBCP as follows:—

(i) assumption by RHB Bank of RHB Capital's liability in the form of an existing inter-company debt owing by RHB Capital to RHBCP the amount of which shall not exceed the differential amount between the Final Consideration II and the deposit paid; and

(ii) the balance, if any, by cash.

(b) The Proposed Transfer of RHBCP is conditional upon the approvals of the relevant authorities and / or shareholders of the companies involved, the details of which are set out in Section 13.2 of this announcement; and

(c) In the event that the requisite approvals as mentioned in (b) above are not obtained on or before a date coinciding with one hundred and eighty (180) days from the date of the Conditional Transfer Agreement II or such other date as may be agreed upon in writing between the parties involved ("*Cut Off Date II*"), the Conditional Transfer Agreement II shall lapse and RHB Capital shall, *inter-alia*, refund the deposit (free of interest) to RHB Bank within fourteen (14) business days from Cut Off Date II.

Information on RHBCP and RHB Bank are set out in **Appendix 1** of this announcement.

3.3 Basis of Arriving at the Sale/Transfer Consideration

a) The NTA multiple of 1.1 times the NTA value of RHB Leasing for the Proposed Transfer and Acquisition of RHB Leasing was arrived at on a willing buyer willing seller basis after taking into account the future earnings potential of RHB Leasing and the synergies and operating efficiencies that are expected to be derived from the merger of RHB Leasing and RHB Delta Finance. In addition, the NTA multiple of 1.1 times has also taken into consideration the range of precedent transactions involving finance companies of between 1.2 times to 1.8 times, averaging 1.5 times NTA.

Based on the audited profit after taxation of RHB Leasing for the financial year ended 30 June 2001 of RM26.6 million, the indicative aggregate consideration of RM110.3 million represents a PER of 4.1 times.

b) The NTA multiple of 1.0 time the NTA value of RHBCP for the Proposed Transfer of RHBCP was arrived at on a willing buyer willing seller basis based on the underlying values of RHBCP's properties as reflected in its accounts.

3.4 Source of funds

The total indicative cash consideration of RM122.8 million for the Proposed Transfer and Acquisition of RHB Leasing and Proposed Transfer of RHBCP shall be funded by RHB Delta Finance and RHB Bank from internally generated funds.

3.5 Liabilities to be assumed

Apart from those liabilities which form part of the business operations of RHB Leasing and RHBCP and the existing inter-company debt owing by RHB Capital to RHBCP to be assumed by RHB Bank as stated in Section 3.2.2 (a) above, there will be no other liabilities to be assumed by RHB Delta Finance and RHB Bank pursuant to the Proposed Transfer and Acquisition of RHB Leasing and RHBCP.

3.6 Original Cost of Investment

As at 19 March 2002, RHB Capital's cost of investment in RHB Leasing and RHBCP are RM30.8 million and RM21.8 million respectively.

The Proposed Transfer and Acquisition of RHB Leasing and RHBCP are not expected to give rise to any gain/loss to the RHB Capital Group as any gain/loss arising from the transfer will be eliminated upon the consolidation of the RHB Capital Group accounts.

4. PROPOSED SOA

4.1 Details of the Proposed SOA

The Proposed SOA encompasses a scheme of arrangement between RHB Sakura and its shareholders pursuant to Sections 176 and 178 of the Companies Act, 1965 ("Act") and will involve the following:—

i) The proposed cancellation of 165,888,605 ordinary shares of RM1.00 each (pursuant to Section 64 of the Act) representing 49% equity interest in RHB Sakura which are not held by RHB Capital. The credit arising therefrom will be applied in whole for the issue of 165,888,605 new RHB Sakura shares to RHB Capital at par, resulting in RHB Sakura becoming a wholly-owned subsidiary of RHB Capital; and

ii) In consideration of the foregoing, the shareholders of the 165,888,605 shares in RHB Sakura whose shares have been cancelled will receive RM2.00 in cash and RM2.00 nominal amount of RHB Capital Bonds for every one (1) RHB Sakura share cancelled.

Upon completion of the Proposed SOA, RHB Sakura will be delisted from the Main Board of the KLSE in accordance with the listing requirements of the KLSE.

4.2 Basis for the Valuation of RHB Sakura Shares

The valuation of RM4.00 for each RHB Sakura share was arrived at after taking into consideration the NTA value and profitability of RHB Sakura and it represents the following:—

(a) a premium of RM0.57 or 16.6% over the five (5) day weighted average market price of RHB Sakura shares up to 18 March 2002 of approximately RM3.43, being the last practicable date prior to the date of this announcement;

(b) a premium of RM1.94 or 94.1% over the audited NTA per share of RHB Sakura of approximately RM2.06 as at 30 June 2001;

(c) a PER of 18.6 times based on RHB Sakura's audited net earnings per share ("*EPS*") of RM0.215 for the financial year ended 30 June 2001; and

(d) a discount of RM0.10 or 2.4% from the initial public offer price of RHB Sakura shares of RM4.10 in 1997.

Additionally, the valuation of RHB Sakura has also taken into account RHB Sakura's strong reputation in the local domestic investment banking sector consistently ranking amongst the top merchant banks in Malaysia and RHB Sakura's long term credit rating of A2 and short term credit rating of P1 by Rating Agency Malaysia Berhad.

4.3 Source of Funds

The cash portion of the consideration amounting to approximately RM331.8 million shall be funded by RHB Capital from a bridging loan to be obtained which will subsequently be repaid through the proceeds to be raised from the Proposed Transfer and Acquisition of RHB Leasing and RHBCP and the Proposed Transfer of Securities and Securities Related Business Entities.

Information on RHB Sakura is set out in Appendix 1 of this announcement. The indicative principal terms of the RHB Capital Bonds are set out in Table 1 of Appendix 2 of this announcement.

5. PROPOSED ACQUISITION AND TRANSFER OF SECURITIES AND SECURITIES RELATED BUSINESS ENTITIES

5.1 Proposed Acquisition of SAHSB

5.1.1 Details of the Proposed Acquisition of SAHSB

On 20 March 2002, RHB Marketing Services, RHB Capital and G.K. Goh entered into a conditional sale of shares agreement for the proposed acquisition of the remaining 37% equity interest in SAHSB not held by RHB Marketing Services ("*Conditional SAHSB SPA*") comprising 16,667,000 ordinary shares of RM1.00 each by RHB Marketing Services from G.K. Goh for a cash consideration to be paid by RHB Capital on behalf of RHB Marketing Services to G.K. Goh based on 1.4 times of 37% of the audited NTA value of SAHSB as at the last day of the calendar month preceding the date of fulfillment of all the conditions precedent.

Based on the audited NTA of the SAHSB Group as at 30 June 2001 of RM95.3 million, the indicative cash purchase consideration for the Proposed Acquisition of SAHSB shall be RM49.4 million.

It is intended that the stockbroking business of Straits Securities Sdn Bhd (which is a wholly-owned subsidiary of SAHSB) will be merged with the stockbroking business of Rashid Hussain Securities Sdn Bhd subsequent to the completion of the Proposed Acquisition of SAHSB.

5.1.2 Salient terms of the Conditional SAHSB SPA

a) The Proposed Acquisition of SAHSB is conditional upon the approvals of the relevant authorities the details of which are set out in Section 13.4 of this announcement; and

b) In the event that the requisite approvals as mentioned in (a) above are not obtained within one hundred and eighty (180) days from the date of the Conditional SAHSB SPA or such other date as mutually agreed upon between the parties involved, the Conditional SAHSB SPA shall lapse.

Information on SAHSB and G.K. Goh are set out in **Appendix 1** of this announcement.

5.2 Proposed Transfer of Securities and Securities Related Business Entities

5.2.1 Details of the Proposed Transfer of Securities and Securities Related Business Entities

Following the completion of the Proposed SOA, which will result in RHB Sakura becoming a wholly-owned subsidiary of RHB Capital, RHB Capital proposes to enter into a conditional sale and purchase agreement to transfer the Securities Companies to RHB Sakura based on 1.0 time to 1.5 times the audited NTA value of the respective Securities Companies as at the last day of the calendar month preceding the date of fulfillment of all the conditions precedent.

Based on the audited aggregate NTA of the Securities Companies of RM351.3 million as at 30 June 2001, the indicative aggregate transfer consideration is RM514.1 million inclusive of the repayment of the amount due by RHB Marketing Services to RHB Capital of RM49.4 million pursuant to the Proposed Acquisition of SAHSB. RHB Sakura proposes to satisfy the aggregate transfer consideration through the proposed issuance of RM165 million RHB Sakura Sub-Debt to RHB Capital, and the balance RM349.1 million by cash.

The Proposed Transfer of Securities and Securities Related Business Entities involves the proposed transfer of the following entities from RHB Capital to RHB Sakura:—

a) 100% equity interest in Rashid Hussain Securities Sdn Bhd ("*RHS*"), which is involved in stockbroking and related activities. RHS is a holder of a dealer's licence issued by the Securities Commission ("*SC*") and a member company of KLSE. RHS also holds 100% equity interest in the following companies:—

—RHB Nominees Sdn Bhd;
—RHB Nominees (Tempatan) Sdn Bhd; and
—RHB Nominees (Asing) Sdn Bhd.

b) 100% equity interest in RHB Marketing Services which, eventually upon completion of the Proposed Acquisition of SAHSB, will own 100% equity interest in SAHSB which in turn holds 100% equity interest in the following companies:—

—Straits Securities Sdn Bhd ("*Straits Securities*"), which is primarily involved in stockbroking and related activities, is a holder of a dealer's licence issued by the SC, a member company of KLSE and also holds 100% equity interest in Straits Nominees (Tempatan) Sdn Bhd and 100% equity interest in Straits Nominees (Asing) Sdn Bhd;
—Straits Futures Sdn Bhd, which is involved in the provision of futures and option broking, is a holder of a futures broker's licence issued by the SC and a member of the Malaysia Derivatives Exchange Berhad ("MDEX") (formerly known as The Kuala Lumpur Options and Financial Futures Exchange Bhd); and
—Straits-G.K. Goh Research Sdn Bhd, which is primarily involved in the provision of equity research and related services and is a holder of an investment adviser's licence issued by the SC.

c) 100% equity interest in Rashid Hussain Asset Management Sdn Bhd, which is involved in the provision of asset management services and is a holder of a fund manager's licence and a futures fund manager's licence, both issued by the SC;

d) 100% equity interest in RHB Futures Sdn Bhd ("RHB Futures"), which is involved in the provision of futures and options broking, is a holder of a futures broker's licence issued by the SC and a member of MDEX;

e) 100% equity interest in RHB Research Institute Sdn Bhd, which is involved in the provision of equity research and related services and is a holder of an investment adviser's licence issued by the SC;

f) 100% equity interest in RHB Management Services (Jersey) Ltd ("*RHB Management Services*"), which is involved in the provision of management and consultancy services; and

g) 49% equity interest in RHB Unit Trust Management Berhad, which is involved in the management of unit trust funds and of which the remaining 51% equity interest is currently held directly by RHB Sakura.

THE PROPOSED TRANSFER OF SECURITIES AND SECURITIES RELATED BUSINESS ENTITIES IS CONDITIONAL UPON THE COMPLETION OF THE PROPOSED SOA.

Further details pertaining to the Proposed Transfer of Securities and Securities Related Business Entities will be announced to the KLSE once the relevant parties have entered into the conditional sale and purchase agreement.

The indicative principal terms of the RHB Sakura Sub-Debt are set out in Table 4 of Appendix 2 of this announcement.

5.3 Basis of Arriving at the Acquisition and Transfer Consideration

a) The price-to-book ratio of 1.4 times of the audited NTA value of SAHSB for the Proposed Acquisition of SAHSB was arrived at on a willing buyer willing seller basis after taking into account recent transactions for stockbroking companies, the SAHSB Group's estimated market value and its future earnings potential. The indicative purchase consideration of RM49.4 million represents a net PER of approximately 11.8 times based on the average attributable audited profit after taxation of the SAHSB Group of approximately RM4.2 million for the past three (3) financial years ended 30 June 1999 to 2001.

b) The range of NTA multiples of 1.0 time to 1.5 times of the respective NTA values for the Proposed Transfer of Securities and Securities Related Business Entities was arrived at on a willing buyer willing seller basis after taking into account the NTA multiple range of recent market transactions of between 1.5 times to 2.5 times and the future earnings potential of the Securities Companies.

The indicative transfer consideration of RM514.1 million represents the following:—

(i) a premium of 46.3% over the aggregate attributable NTA of the Securities Companies of approximately RM351.3 million based on the latest audited accounts of the respective companies as at 30 June 2001; and

(ii) a net PER of 14.3 times based on the average audited aggregate profit after taxation and minority interest of the Securities Companies of approximately RM35.8 million for the past three (3) financial years ended 30 June 1999 to 2001.

5.4 Source of Funds

The indicative cash purchase consideration of RM49.4 million for the Proposed Acquisition of SAHSB shall be temporarily funded by RHB Capital from internally generated funds.

The indicative transfer consideration for the Proposed Transfer of Securities and Securities Related Business Entities shall be satisfied by the proposed issuance of RM165 million RHB Sakura Sub-Debt to RHB Capital and the balance cash portion of RM349.1 million (including the repayment of the amount due by RHB Marketing services to RHB Capital pursuant to the Proposed Acquisition of SAHSB) shall be funded by RHB Sakura from internally generated funds.

The RHB Sakura Sub-Debt qualifies as a Tier II Capital of RHB Sakura under the BNM's guidelines for Risk Weighted Capital Adequacy calculation.

5.5 Liabilities to be assumed

Apart from those liabilities forming part of the business operations of the SAHSB Group and the Securities Companies, there will be no other liabilities to be assumed by RHB Sakura pursuant to the Proposed Acquisition and Transfer of Securities and Securities Related Business Entities.

5.6 Original Cost of Investment

As at 19 March 2002, RHB Capital's aggregate cost of investment in the Securities Companies is approximately RM487.0 million.

The Proposed Transfer of Securities and Securities Related Business Entities is not expected to give rise to any gain/loss to the RHB Capital Group as any gain/loss arising from the Proposed Transfer of Securities and Securities Related Business Entities will be eliminated upon consolidation of the RHB Capital Group accounts.

6. PROPOSED VOLUNTARY PARTIAL OFFER

6.1 Details of the Proposed Voluntary Partial Offer

On 8 February 2002, Arab-Malaysian on behalf of RHB submitted an application ("*VO Application*") to seek the approval of the SC for RHB's proposal to undertake a voluntary partial take-over offer to increase its equity interest in shares and warrants of RHB Capital through the acquisition of up to an additional 19.6% and 54.5% of RHB Capital shares and warrants outstanding respectively prior to the completion of the Proposed Acquisition of Bank Utama. The consideration for the Proposed Voluntary Partial Offer is proposed to be satisfied by the issuance of new RHB shares and new RHB ICULS-B. In the VO Application, Arab-Malaysian on behalf of RHB, sought the approval of the SC for, *inter-alia*, a waiver from complying with the requirement of the Malaysian Code on Take-overs and Mergers, 1998 ("*Code*") to serve the notice of voluntary partial offer ("*Notice*") to the Board of Directors of RHB Capital upon announcement of the Proposed Voluntary Partial Offer herein.

In its letters dated 4 March 2002 and 13 March 2002, the SC approved the Proposed Voluntary Partial Offer and the Company's application for a waiver to serve the Notice upon announcement of the Proposed Voluntary Partial Offer as mentioned above. In this respect, RHB will serve the Notice to the Board of Directors of RHB Capital upon the receipt of the following:—

(a) the last requisite authorities' approval for the Proposed Group Restructuring Scheme; and

(b) the approval for the Proposed Voluntary Partial Offer from the shareholders of RHB.

The SC's approval for the Proposed Voluntary Partial Offer is subject to the condition that RHB makes full disclosure in the offer document to be dispatched to the RHB Capital shareholders in respect of the effect of the Proposed Group Restructuring Scheme and the Proposed Disposals (the details of which are set out in Section 7.2 of this announcement) on the shareholding structure of RHB and RHB Capital.

The new RHB shares to be issued pursuant to the Proposed Voluntary Partial Offer will not be entitled to the Proposed Restricted Offer for Sale of the RHB ICULS-A by UBG (the details of which are set out in Section 7.1 of this announcement).

The Board of RHB has proposed the following indicative terms for the Proposed Voluntary Partial Offer:—

- one (1) new RHB share of RM1.00 each and RM1.00 nominal amount of new RHB ICULS-B for every one (1) RHB Capital share held; and
- seven (7) new RHB shares of RM1.00 each for every twenty (20) RHB Capital warrants held.

The final terms of the Proposed Voluntary Partial Offer including the issue price and the number of new RHB shares and new RHB ICULS-B to be issued as consideration will be determined by the Board of RHB at a later stage, prior to the serving of the Notice to the Board of Directors of RHB Capital and after taking into account the then prevailing market prices.

Information on RHB and RHB Capital are set out in Appendix 1 of this announcement. The indicative principal terms of RHB ICULS-B are set out in Table 3 of Appendix 2 of this announcement.

THE PROPOSED VOLUNTARY PARTIAL OFFER IS NOT CONDITIONAL UPON THE OTHER COMPONENT PROPOSALS OF THE PROPOSED GROUP RESTRUCTURING SCHEME, THE PROPOSED RESTRICTED OFFER FOR SALE OR THE PROPOSED DISPOSALS (THE DETAILS OF THE PROPOSED RESTRICTED OFFER FOR SALE AND THE PROPOSED DISPOSALS ARE SET OUT IN SECTION 7 OF THIS ANNOUNCEMENT).

7. OTHER RELEVANT PROPOSALS

On 20 March 2002, UBG announced the following:-

7.1 Proposed Restricted Offer for Sale by UBG

Proposed restricted offer for sale of RHB ICULS-A (to be issued by RHB to UBG pursuant to the Proposed Acquisition of Bank Utama) by UBG to all the shareholders of RHB on a renounceable basis of one (1) RHB ICULS-A for every RHB share held as at the Entitlement Date. Further details of the Proposed Restricted Offer for Sale will be announced to the KLSE by UBG in due course.

7.2 Proposed disposals by Malaysian Resources Corporation Berhad ("MRCB") and Tan Sri Dato' Abdul Rashid Hussain ("TSDARH") of their stakes in RHB to UBG

On 20 March 2002, UBG and MRCB had entered into a conditional sale of shares agreement for the proposed acquisition of 105,127,000 ordinary share of RM1.00 each representing approximately 22.7% equity interest in RHB by UBG from MRCB for a cash consideration of RM504.609,600 or RM4.80 per share.

On 20 March 2002, UBG, CMS and TSDARH had entered into a conditional sale of shares agreement for the proposed acquisition of 121,000,000 ordinary shares of RM1.00 each representing approximately 26.1% equity interest in RHB together with 8,000,000 RHB Warrants-C ("*RHB Warrants-C*") by UBG from TSDARH and parties identified by TSDARH for a cash consideration of RM726,000,000 or RM6.00 per share and RM6,000,000 or RM0.75 per RHB Warrants-C respectively amounting to a total purchase consideration of RM732,000,000.

(Collectively referred to as "*Proposed Disposals*")

THE PROPOSED RESTRICTED OFFER FOR SALE AND THE PROPOSED DISPOSALS ARE NOT PART OF THE PROPOSED GROUP RESTRUCTURING SCHEME.

THE PROPOSED GROUP RESTRUCTURING SCHEME IS NOT CONDITIONAL UPON THE PROPOSED RESTRICTED OFFER FOR SALE AND THE PROPOSED DISPOSALS. HOWEVER, THE PROPOSED ISSUANCE OF RHB ICULS-A BY RHB TO UBG PURSUANT TO THE PROPOSED ACQUISITION OF BANK UTAMA IS SUBJECT TO THE PROPOSED RESTRICTED OFFER FOR SALE BEING UNDERTAKEN BY UBG.

THE PROPOSED DISPOSALS ARE CONDITIONAL UPON THE PROPOSED GROUP RESTRUCTURING SCHEME.

8. PROPOSED RHB EMPLOYEES SHARE OPTION SCHEME ("ESOS")

RHB implemented an ESOS on 8 January 1993 which expired on 7 January 1998. RHB proposes to establish a new ESOS to continue the incentive scheme for the purposes of rewarding and retaining employees and directors in the RHB Group.

The new RHB ESOS will allow the granting of options to the eligible employees and directors in the RHB Group to subscribe for new RHB shares not exceeding 10% of the issued and paid-up share capital of RHB for the duration of the new ESOS.

The Proposed RHB ESOS is not conditional upon the Proposed Group Restructuring Scheme and does not form part of the Proposed Group Restructuring Scheme.

Details of the Bye-Laws governing the new RHB ESOS such as eligibility, allocation and pricing shall be subject to the approval of the SC and will be set out in the circular to shareholders in due course.

9. UTILISATION OF PROCEEDS

9.1 RHB

As stated in Section 2.1, RHB Bank proposes to issue approximately RM1.6 billion RHB Bank Sub-Debt to RHB pursuant to the Proposed Acquisition of Bank Utama (the exact amount to be issued will be determined at a later stage upon the finalisation of the Final Purchase Price). RHB is proposing to utilize RM800 million of the RHB Bank Sub-Debt to exchange for and retire the existing RM800 million nominal value of 2.5% redeemable secured bonds of RHB outstanding.

Further, RHB is proposing to place out the remaining RM800 million of the RHB Bank Sub-Debt to institutional investors and utilize the proceeds arising from the said placement to partially settle the cash portion of the consideration to UBG pursuant to the Proposed Acquisition of Bank Utama and the balance to partially retire the existing short term debts of RHB.

9.2 RHB Capital

As stated in Section 5.2, RHB Sakura proposes to issue RM165 million RHB Sakura Sub-Debt to RHB Capital pursuant to the Proposed Transfer of Securities and Securities Related Business Entities. RHB Capital is proposing to place out the entire RM165 million of the RHB Sakura Sub-Debt to institutional investors and utilize the proceeds as well as the RM438.8 million cash inflow arising from the Proposed Transfer of RHB Leasing, Proposed Transfer of RHBCP and Proposed Transfer of Securities and Securities Related Business Entities to repay RM200 million of RHB Capital's existing debt, RM331.8 million to repay the bridging loan to be taken to finance the cash portion of the Proposed SOA and the proposed payment of RM100 million net special dividend to its shareholders ("*Proposed Payment of Special Dividend*").

10. EFFECTS OF THE PROPOSED GROUP RESTRUCTURING SCHEME

10.1 RHB

(a) *Share Capital*

The effects of the Proposed Group Restructuring Scheme on the issued and paid up share capital of RHB are shown in **Table 6 in Appendix 2** of this announcement.

(b) *NTA and Shareholders' Funds*

Based on the audited consolidated balance sheet of the RHB Group as at 30 June 2001, the shareholders' funds per share and net tangible liabilities ("*NTL*") per share of the RHB Group is RM0.83 and RM3.08 respectively. The proforma shareholders' funds per share of the RHB Group is expected to be increased to RM1.50 while the NTL per share of the RHB Group is expected to be reduced to RM2.26 per share pursuant to the Proposed Group Restructuring Scheme.

The calculations above are based on the assumption that RHB acquires an additional 19.6% and 54.5% of the issued and paid-up share capital of RHB Capital and RHB Capital warrants outstanding respectively pursuant to the Proposed Voluntary Partial Offer through the issuance of the following:

- one (1) new RHB share of RM1.00 each at an indicative issue price of RM2.30 per share and RM1.00 nominal amount of new RHB ICULS-B for every one (1) RHB Capital share held; and
- seven (7) new RHB shares of RM1.00 each at an indicative issue price of RM2.30 per share for every twenty (20) RHB Capital warrants held.

Upon conversion of the RHB ICULS-A and RHB ICULS-B into new ordinary shares of RHB, the proforma shareholders' funds per share of the RHB Group is expected to remain at RM1.50 while the NTL per share of the RHB Group is expected to be further reduced to RM0.40.

(c) *Substantial Shareholders' Shareholdings*

The effect of the Proposed Group Restructuring Scheme on the shareholding structure of RHB are set out in **Table 7 of Appendix 2** of this announcement.

(d) *Earnings*

The Proposed Group Restructuring Scheme will not have any effect on the earnings of the RHB Group for the financial year ending 30 June 2002 as it is only expected to be completed by the first half of the financial year ending 30 June 2003.

However, barring unforeseen circumstances, the Proposed Group Restructuring Scheme is expected to improve the financial position of the restructured RHB Group in the future years. On a proforma basis based on the audited accounts of RHB for the year ended 30 June 2001, the consolidated profit before taxation and after minority interest of the RHB Group (after adjusting for non-recurring items) is expected to improve from a loss of RM159.1 million to a profit of RM252.6 million with the corresponding loss per share improving from a loss of 34.3 sen to earnings of 29.5 sen per share, following the implementation of the Proposed Group Restructuring Scheme.

(e) *Group Structure*

The effect of the Proposed Group Restructuring Scheme on the group structure of RHB is set out in **Appendix 3** of this announcement.

10.2 RHB Capital

(a) *Share Capital*

The Proposed Group Restructuring Scheme will not have any effect on the issued and paid-up share capital of RHB Capital.

(b) *NTA and Shareholders' Funds*

Based on the audited consolidated balance sheet of the RHB Capital Group as at 30 June 2001, the shareholders' funds per share and the NTA per share of the RHB Capital Group is RM1.90 and RM1.75 respectively. The proforma shareholders' funds per share and NTA per share of RHB Capital Group is expected to be reduced to RM1.85 and RM1.19 respectively pursuant to the Proposed Group Restructuring Scheme and the Proposed Payment of Special Dividend. The reduction in the NTA per share of RHB Capital Group is principally due to goodwill arising from the Proposed SOA and the Proposed Acquisition of Bank Utama.

(c) *Substantial Shareholders' Shareholdings*

The effect of the Proposed Group Restructuring Scheme on the shareholding structure of RHB Capital are set out in **Table 8 of Appendix 2** of this announcement.

(d) *Earnings*

The Proposed Group Restructuring Scheme will not have any effect on the earnings of the RHB Capital Group for the financial year ending 30 June 2002 as it is only expected to be completed in the first half of financial year ending 30 June 2003.

However, barring unforeseen circumstances, the Proposed Group Restructuring Scheme is expected to improve the financial position of the RHB Capital Group in the future years. On a proforma basis based on the audited accounts of RHB Capital for the year ended 30 June 2001, the consolidated profit before taxation and after minority interest of the RHB Capital Group (after adjusting for non-recurring items) is expected to improve from RM339.6 million to RM551.8 million, with the corresponding EPS improving from 18.6 sen to 30.3 sen, following the implementation of the Proposed Group Restructuring Scheme.

(e) *Group Structure*

The effect of the Proposed Group Restructuring Scheme on the group structure of RHB Capital is set out in **Appendix 3** of this announcement.

10.3 RHB Sakura

(a) *Share Capital*

The Proposed Group Restructuring Scheme will not have any net effect on the issued and paid-up share capital of RHB Sakura as the credit arising from the proposed cancellation of 165,888,605 ordinary shares of RM1.00 each shall be applied in whole for the issue of an equivalent 165,888,605 new ordinary shares of RM1.00 each to RHB Capital pursuant to the Proposed SOA.

(b) *NTA and Shareholders' Fund*

Based on the audited consolidated balance sheet of the RHB Sakura Group as at 30 June 2001, both the shareholders' fund per share and the NTA per share of the RHB Sakura Group is RM2.06. The Proposed SOA will not have any effect on the shareholders' fund and NTA per share of the RHB Sakura Group. Upon completion of the Proposed SOA, RHB Sakura will become a wholly-owned subsidiary of RHB Capital.

(c) *Substantial Shareholders' Shareholdings*

RHB Sakura will become a wholly-owned subsidiary of RHB Capital pursuant to the Proposed SOA. The details are as set out in **Table 9 of Appendix 2** of this announcement.

(d) *Earnings*

The Proposed Group Restructuring Scheme will not have any effect on the earnings of the RHB Sakura Group for the financial year ending 30 June 2002 as it is only expected to be completed in the first half of the financial year ending 30 June 2003.

Pursuant to the Proposed Acquisition and Transfer of Securities and Securities Related Business Entities, RHB Sakura will be transformed into an investment banking group involved principally in merchant banking as well as the securities business. This is expected to enable the RHB Sakura Group to further enhance cross selling opportunities and derive synergistic benefits from the streamlining of the underlying businesses. Due to its involvement in the securities business and other capital market related activities, the future financial performance of the RHB Sakura Group will to a certain extent be dependent on the development in the local equity and/or debt capital markets.

(e) *Group Structure*

The effect of the Proposed Group Restructuring Scheme on the group structure of RHB Sakura is set out in **Appendix 3** of this announcement.

11. RATIONALE FOR THE PROPOSED GROUP RESTRUCTURING SCHEME

The Proposed Group Restructuring Scheme supports BNM's objective of consolidating the banking sector in order to create a more resilient financial sector in Malaysia. In today's increasingly borderless world, the financial sector in Malaysia is required to be more enduring to any unforeseen events that may arise from rapid and irregular flows of capital and other factors, whether localized or otherwise, and be prepared for heightened competition once the country opens up its banking sector to foreign players pursuant to the agreement under the World Trade Organization and the Financial Sector Masterplan.

The Proposed Acquisition of Bank Utama and the subsequent merger of Bank Utama with RHB Bank is expected to strengthen the RHB Group's position as one of the largest domestic financial services groups in Malaysia in terms of assets and branches. The market knowledge, branch network and customer base of Bank Utama in East Malaysia will allow RHB Bank greater access to one of the fastest growing regions in Malaysia and strengthen its banking business particularly its SME business. Currently, RHB Bank and Bank Utama's operations are located primarily in two distinct geographical regions, namely, West Malaysia and East Malaysia respectively. The minimal duplication of resources ensures that the Proposed Merger will cause little disruption to the enlarged banking group's operations and help achieve synergistic benefits and operational efficiencies following the merger of the two banks. Further, the issuance of the Tier II sub-debt by RHB Bank pursuant to the Proposed Acquisition of Bank Utama will ensure that RHB Bank's risk weighted capital ratio ("RWCR") will be maintained at above 12%.

The Proposed Restricted Offer for Sale has been made a condition to the issuance of the RHB ICULS-A to UBG pursuant to the Proposed Acquisition of Bank Utama to provide a sweetener to the existing shareholders of RHB who will benefit from the attractive proposed conversion price of the RHB ICULS-A of RM1.00 per RHB share. In addition, the Proposed Restricted Offer for Sale will mitigate the dilution of the RHB minority shareholders' shareholdings arising from the new RHB shares to be issued pursuant to the Proposed Voluntary Partial Offer and upon conversion of the new RHB ICULS-A and RHB ICULS-B. The Proposed Restricted Offer for Sale will also enable RHB to meet the minimum shareholding spread requirement for the listing of the RHB ICULS-A on KLSE.

The Proposed SOA will lead to the privatization of RHB Sakura which will streamline the RHB Group's structure and increase the attractiveness of RHB and RHB Capital by making RHB and RHB Capital the only entries to the RHB Group by interested investors. As a wholly-owned subsidiary of RHB Capital, the earnings and cashflow contributions from RHB Sakura to RHB Capital and in turn, RHB is expected to increase. On the other hand, from the perspective of the minority shareholders of RHB Sakura, the Proposed SOA will enable the minority shareholders of RHB Sakura to realise their investment in RHB Sakura at a price which is at a premium to the current market price and approximates the initial public offer price of RHB Sakura.

The Proposed Acquisition and Transfer of Securities and Securities Related Business Entities will place all securities businesses within the RHB Group under RHB Sakura, transforming RHB Sakura into an investment bank in line with the recommendations of the Financial Sector Masterplan launched by BNM on 1 March 2001. Further, the proposed issuance of RHB Sakura Sub-Debt by RHB Sakura pursuant to the Proposed Acquisition of Securities and Securities Related Business Entities will ensure that RHB Sakura's RWCR will be above 12%. In the meantime, the Proposed Transfer of RHB Leasing will allow the RHB Capital Group to streamline the hire purchase and leasing businesses of the RHB Group.

The above streamlining exercises will help to achieve a clear rationalization and separation of the RHB Group's financial services businesses under two (2) distinct groupings, namely commercial banking and other retail-based financial services under RHB Bank, and investment banking services under RHB Sakura. The RHB Group envisages that the streamlining exercises will bring about synergistic benefits and help to enhance the operational efficiencies of the respective entities.

The Proposed Voluntary Partial Offer will enable RHB to increase its existing 55.4% equity interest in RHB Capital up to 75%. RHB Capital in turn will hold 100% equity interest in RHB Sakura pursuant to the Proposed SOA and 70% of the Group's enlarged commercial bank, namely the merged RHB Bank. Both RHB Sakura and RHB Bank are principal earnings contributors to the RHB Capital Group and in turn, the RHB Group due to their established and financially strong position. As such, the Proposed Voluntary Partial Offer will enable RHB to derive increased value and benefits from the enhanced group structure which is seen to be better equipped to meet the challenges of the changing financial landscape and further liberalization of the capital markets. On the other hand, from the perspective of the minority shareholders of RHB Capital, the Proposed Voluntary Partial Offer will enable the minority shareholders of RHB Capital to swap their RHB Capital shares for RHB shares at an exchange price which will be set at a premium to RHB Capital's market price.

It is RHB's intention to maintain RHB Capital's listing status such that RHB Capital can continue to tap into the capital market for future funding requirements. As stipulated by the listing requirements of the KLSE, a public listed company must have at least 25% of its issued and paid-up capital in the hands of a minimum number of public shareholders holding not less than 1,000 shares. Taking into consideration of the foregoing requirement, RHB is therefore proposing to acquire only up to 75% of the issued and paid-up share capital and warrants outstanding of RHB Capital so as to meet its above objectives whilst maintaining the listing status of RHB Capital.

In addition to the above, the Proposed Voluntary Partial Offer will allow RHB flexibility to restructure/refinance its borrowings by providing additional RHB Capital shares and warrants as security for its borrowings and to facilitate the restructuring of its existing USD200 million Exchangeable Bonds which would potentially require RHB to make available more RHB Capital shares as exchange property for the USD200 million Exchangeable Bonds.

As stated in Section 9, RHB is also proposing to degear by utilizing part of the proceeds from the placement of the RHB Bank Sub-Debt to repay part of its short term debts and to swap RM800 million of its holding of the RHB Bank Sub-Debt to exchange for and retire the existing RM800 million nominal value of 2.5% redeemable secured bonds in order to retire a significant portion of its existing debts. As a result of these repayments and the increase in shareholders' fund arising from the Proposed Group Restructuring Scheme, RHB's borrowings and gearing at company level is expected to be reduced from RM2.75 billion to RM1.75 billion and from 2.6 times to 0.8 time respectively. Upon full conversion of the RHB ICULS-A and RHB ICULS-B, the gearing of RHB will further improve to 0.5 time. Accordingly, the proposed degearing is expected to improve RHB's cashflow position and financial results in the future given the reduction in interest charges which together with the enlarged equity interests in RHB Capital and RHB Sakura, is expected to enable RHB to turn around from its net loss position back to profitability.

The expected improvement in RHB's cashflow position and financial results together with the additional RHB Capital shares released from the repayment of the RM800 million nominal value of 2.5% redeemable secured bonds will in turn enable RHB to restructure its USD Exchangeable Bonds and its remaining short term debts. In this respect, it is envisaged that the USD Exchangeable Bonds will be restructured via a restructuring of the existing terms or via an exchange offer of the same whilst the remaining short term debts is envisaged to be restructured into tranches comprising a revolving credit tranche and the balance into long term tranches with longer maturities based on RHB's current discussions and agreement with the short term lenders.

12. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTEREST

Save as disclosed below, none of the directors and substantial shareholders of RHB Group have any interest, direct or indirect, in the Proposed Group Restructuring Scheme:—

12.1 Directors

(1) TSDARH is deemed interested in:—

(a) the Proposed SOA by virtue of him being a common director of RHB Capital and RHB Sakura, an indirect substantial shareholder of RHB Capital via RHB and an indirect substantial shareholder of RHB Sakura via Panduan Cekal Sdn Bhd;

(b) the Proposed Voluntary Partial Offer by virtue of him being a common director of RHB and RHB Capital and a direct substantial shareholder of RHB and an indirect substantial shareholder of RHB Capital via RHB;

(c) the Proposed Transfer of RHB Leasing and RHBCP by virtue of him being a common director of RHB Capital and RHB Bank and an indirect substantial shareholder of RHB Capital via RHB, an indirect substantial shareholder of RHB Bank via RHB and RHB Capital and an indirect substantial shareholder of RHB Delta Finance via RHB, RHB Capital and RHB Bank; and

(d) the Proposed Group Restructuring Scheme including the Proposed Acquisition of Bank Utama by virtue of the Proposed Disposal by TSDARH which is conditional upon the Proposed Group Restructuring Scheme.

(2) Seah Fook Chin is deemed interested in:—

(a) the Proposed SOA by virtue of him being a common director of RHB and RHB Capital and a direct non-substantial shareholder of RHB Sakura; and

(b) the Proposed Voluntary Partial Offer by virtue of him being a common director of RHB and RHB Capital and a direct non-substantial shareholder of RHB.

(3) Chong Kin Leong is deemed interested in the Proposed Voluntary Partial Offer by virtue of him being a common director of RHB and RHB Capital and a direct non-substantial shareholder of RHB.

(4) Ooi Sang Kuang is deemed interested in:—

(a) the Proposed SOA by virtue of him being a common director of RHB and RHB Sakura and a direct non-substantial shareholder of RHB Sakura; and

(b) the Proposed Voluntary Partial Offer by virtue of him being a director of RHB, an indirect non-substantial shareholder of RHB Capital and a direct non-substantial shareholder of RHB.

(5) David Lee Chuen Chieh is deemed interested in Proposed Voluntary Partial Offer by virtue of him being a director of RHB and, a direct non-substantial shareholder of RHB and RHB Capital.

(6) Tan Sri Geh Ik Cheong is deemed interested in the Proposed SOA by virtue of him being a director of RHB Capital and, a direct non-substantial shareholder of RHB Capital and RHB Sakura.

(7) Dato' Lim Kong Wai is deemed interested in:—

(a) the Proposed SOA by virtue of him being a director of RHB Capital and, a direct non-substantial shareholder of RHB Capital and RHB Sakura; and

(b) the Proposed Transfer of RHB Leasing and RHBCP by virtue of him being a common director of RHB Capital and RHB Bank and a direct non-substantial shareholder of RHB Capital.

(8) Dato' Izham bin Mahmud is deemed interested in the Proposed SOA by virtue of him being a common director of RHB Capital and RHB Sakura, and a direct non-substantial shareholder of RHB Sakura.

(9) Lim Cheng Yeow is deemed interested in the Proposed SOA by virtue of him being a common director of RHB Capital and RHB Sakura, and a direct non-substantial shareholder of RHB Sakura.

(10) Yvonne Chia is deemed interested in:—

(a) the Proposed SOA by virtue of her being a common director of RHB Capital and RHB Sakura, and a direct non-substantial shareholder of RHB Sakura;

(b) the Proposed Voluntary Partial Offer by virtue of her being a director of RHB Capital, and a direct non-substantial shareholder of RHB and RHB Capital; and

(c) the Proposed Transfer of RHB Leasing and RHBCP by virtue of her being a common director of RHB Capital, RHB Bank and RHB Delta Finance and a direct non-substantial shareholder of RHB Capital.

(11) George Ratilal is deemed interested in the Proposed SOA by virtue of him being a director of RHB Sakura and a direct non-substantial shareholder of RHB Sakura.

(12) Abu Bakar bin Mohd Nor is deemed interested in the Proposed SOA by virtue of him being a director of RHB Sakura and a direct non-substantial shareholder of RHB Sakura.

12.2 Substantial shareholders

(1) RHB is deemed interested in:—

(a) the Proposed SOA by virtue of being a direct non-substantial shareholder of RHB Sakura, a direct substantial shareholder of RHB Capital and an indirect substantial shareholder of RHB Sakura via RHB Capital;

(b) the Proposed Voluntary Partial Offer by virtue of being the offeror;

(c) the Proposed Transfer of RHB Leasing and RHBCP by virtue of being a direct substantial shareholder of RHB Capital, an indirect substantial shareholder of RHB Bank via RHB Capital and an indirect substantial shareholder of RHB Delta Finance via RHB Capital and RHB Bank; and

(d) the Proposed Acquisition of Bank Utama by virtue of being a person connected with TSDARH and a person connected with MRCB, who are both deemed interested in the Proposed Acquisition of Bank Utama.

(2) RHB Capital is deemed interested in:—

(a) the Proposed SOA by virtue of being the acquirer of the 49% equity interest in RHB Sakura pursuant to the Proposed SOA and a direct substantial shareholder of RHB Sakura; and

(b) the Proposed Transfer of RHB Leasing and RHBCP by virtue of being the transferor in respect of the Proposed Transfer of RHB Leasing and Proposed Transfer of RHBCP, a direct substantial shareholder of RHB Bank and an indirect substantial shareholder of RHB Delta Finance via RHB Bank.

(3) Panduan Cekal Sdn Bhd is deemed interested in the Proposed SOA by virtue of being a direct substantial shareholder of RHB Sakura and a person connected with TSDARH.

(4) MRCB is deemed interested in the Proposed Group Restructuring Scheme including the Proposed Acquisition of Bank Utama by virtue of the Proposed Disposal by MRCB which is conditional upon the Proposed Group Restructuring Scheme.

(5) G.K. Goh is deemed interested in the Proposed Acquisition of SAHSB by virtue of being the vendor, a direct substantial shareholder of SAHSB and a non-substantial shareholder of RHB Capital.

(6) Employees Provident Fund Board ("EPF") is deemed interested in:—

(a) the Proposed SOA by virtue of being a direct substantial shareholder of RHB Capital and a direct non-substantial shareholder of RHB Sakura; and

(b) the Proposed Voluntary Partial Offer by virtue of being a direct substantial shareholder of RHB and RHB Capital.

The above interested directors have abstained from deliberating and voting on the relevant proposals at the relevant Board of Directors' meetings.

The above interested directors and/or substantial shareholders shall procure the persons connected with them to abstain from voting on the relevant resolutions to be tabled at the forthcoming Extraordinary General Meetings ("EGMs") of RHB and RHB Capital and at the meeting of the members of RHB Sakura to be convened by the High Court.

Accordingly, the above interested directors and substantial shareholders and persons connected with them will abstain from voting on the relevant resolutions to be tabled at the forthcoming EGMs of RHB and RHB Capital and at the meeting of the members of RHB Sakura to be convened by the High Court.

By virtue of paragraph 10.08(9)(b) of the Listing Requirements of KLSE, the Proposed Transfer of RHB Leasing and RHBCP are not normally regarded as related party transactions. As such, the above interested directors and substantial shareholders and persons connected with them, need not abstain from voting on the resolution in respect of the Proposed Transfer and Acquisition of RHB Leasing and RHBCP to be tabled at the forthcoming EGMs of RHB and RHB Capital.

Arab-Malaysian, on behalf of RHB, RHB Capital and RHB Sakura, will make an application to the KLSE to seek an exemption to allow EPF to vote at the forthcoming EGMs of RHB and RHB Capital and at the meeting of the members of RHB Sakura to be convened by the High Court.

Save and except for the Executive Directors of RHB, who would be eligible to be offered options under the Proposed RHB ESOS, none of the Directors of RHB have any interest in the Proposed RHB ESOS.

13. APPROVALS REQUIRED FOR THE PROPOSED GROUP RESTRUCTURING SCHEME

13.1 Proposed Acquisition of Bank Utama

The Proposed Acquisition of Bank Utama is subject to, inter-alia, approvals being obtained from the following:—

a) MOF via BNM, the approval of which was obtained on 11 and 12 March 2002;

b) SC;

c) FIC;

d) KLSE for the admission to the Official List and the listing of and quotation for the RHB ICULS-A, RHB ICULS-B and the new RHB shares to be issued upon conversion of RHB ICULS-A and RHB ICULS-B, on the Main Board of the KLSE;

e) Danamodal Nasional Berhad ("*Danamodal*") (as the holder of RM1.0 billion irredeemable non-cumulative convertible preference shares of RM1.00 each in RHB Bank);

f) the Labuan Offshore Financial Services Authority (if required);

g) shareholders of RHB, RHB Capital, RHB Bank, CMS (if required) and UBG at their respective EGMs to be convened; and

h) any other relevant authorities, if necessary.

13.2 Proposed Transfer and Acquisition of RHB Leasing and RHBCP

The Proposed Transfer and Acquisition of RHB Leasing and RHBCP are subject to, *inter-alia*, approvals being obtained from the following:—

a) BNM, the approval of which was obtained on 11 and 12 March 2002;

b) FIC;

c) Board of Directors of CDIB for the Proposed Acquisition of 30% Equity Interest in RHB Leasing;

d) shareholders of RHB, RHB Capital and RHB Bank at their respective EGMs to be convened;

e) Danamodal; and

f) any other relevant authorities, if necessary.

13.3 Proposed SOA

The Proposed SOA is subject to, *inter-alia*, approvals being obtained from the following:—

a) MOF via BNM, the approval of which was obtained on 11 and 12 March 2002;

b) SC;

c) FIC;

d) shareholders of RHB and RHB Capital at their respective EGMs to be convened;

e) High Court of Malaya (**"High Court"**);

f) shareholders of RHB Sakura present and voting, either in person or by proxy, at a meeting to be convened by the High Court, representing majority in number and three-fourths in nominal value of the RHB Sakura shares held by such shareholders;

g) RHB Sakura's lenders, if required; and

h) any other relevant authorities, if necessary.

13.4 Proposed Acquisition and Transfer of Securities and Securities Related Business Entities

The Proposed Acquisition and Transfer of Securities and Securities Related Business Entities are subject to, *inter-alia*, approvals being obtained from the following:—

a) BNM for the Proposed Transfer of Securities and Securities Related Business Entities the approval of which was obtained on 11 and 12 March 2002;

b) MOF via SC for the proposed transfer of 100% equity interest in RHS from RHB Capital to RHB Sakura;

c) KLSE for the proposed transfer of 100% equity interest in RHS from RHB Capital to RHB Sakura;

d) SC, save for the proposed transfer of 100% equity interest in RHB Management Services from RHB Capital to RHB Sakura;

e) FIC, save for the proposed transfer of 100% equity interest in RHB Management Services from RHB Capital to RHB Sakura;

f) KLSE and SC for the conversion of the existing operations of Straits Securities into a branch of RHS, in respect of the Proposed Acquisition of SAHSB;

g) shareholders of RHB Capital for the Proposed Acquisition of SAHSB at an EGM to be convened; and

h) any other relevant authorities, if necessary.

13.5 Proposed Voluntary Partial Offer

The Proposed Voluntary Partial Offer is subject to, inter-alia, approvals being obtained from the following:—

a) BNM, the approval of which was obtained on 11 and 12 March 2002;

b) SC for the following:—

i) the Proposed Voluntary Partial Offer, the approval of which were obtained on 4 March 2002 and 13 March 2002; and

ii) the offer document for the Proposed Voluntary Partial Offer;

c) FIC;

d) KLSE for the admission to the Official List and the listing of and quotation for the new RHB shares and RHB ICULS-B to be issued pursuant to the Proposed Voluntary Partial Offer and the new RHB shares to be issued upon conversion of the RHB ICULS-B, on the Main Board of KLSE;

e) shareholders of RHB at an EGM to be convened and if required, shareholders of RHB Capital other than RHB and persons acting in concert with it; and

f) any other relevant authorities, if necessary.

13.6 Proposed RHB ESOS

The Proposed RHB ESOS is subject to, *inter-alia*, approvals being obtained from the following:-

a) SC;

b) KLSE for the admission to the Official List and the listing of and quotation for the new RHB shares to be issued pursuant to the exercise of options under the Proposed RHB ESOS;

c) shareholders of RHB at an EGM to be convened; and

d) any other relevant authorities.

14. ESTIMATED TIME FRAME FOR COMPLETION AND APPLICATION TO THE RELEVANT AUTHORITIES

It is expected that applications to the SC and the relevant authorities in respect of the proposals by RHB, RHB Capital, RHB Sakura and RHB Bank will be made within sixty five (65) business days or approximately three (3) months from the date of this announcement.

Barring unforeseen circumstances, the Proposed Group Restructuring Scheme is expected to be completed by third quarter of the calendar year 2002 or such later date depending on the timing of the receipt of all relevant approvals as set out in Section 13 of this announcement.

15. ADVISERS

Arab-Malaysian has been appointed as the Main Adviser to RHB, RHB Capital, RHB Sakura and RHB Bank in relation to the Proposed Group Restructuring Scheme. In view of the interests of certain directors and/or substantial shareholders of the RHB Group as mentioned under Section 12 of this announcement and in compliance with Chapter 10 of the KLSE Listing Requirements, Public Merchant Bank Berhad, Alliance Merchant Bank Berhad and Affin Merchant Bank Berhad have been appointed as the Independent Advisers for RHB, RHB Capital and RHB Sakura respectively to advise the independent directors and minority shareholders of the respective entities on whether the terms and conditions of the relevant proposals are fair and reasonable and whether they are detrimental to the interest of the minority shareholders. In addition, RHB Bank has appointed Southern Investment Bank Berhad ("SIBB") as the independent adviser on the Proposed Acquisition of Bank Utama and for the purpose of this transaction, SIBB has also been appointed to extend its independent advice to the independent directors and minority shareholders of RHB Capital.

Arab-Malaysian has also been appointed as the Adviser for the Proposed RHB ESOS.

16. DEPARTURE FROM SC'S POLICIES AND GUIDELINES ON THE ISSUE/OFFER OF SECURITIES

Under the SC Guidelines, the conversion price of convertible securities should be at a discount of not more than 10% from the five (5) day weighted average market price of the underlying shares at a price fixing date to be determined after the approval of the SC for the relevant proposal/s. In this respect, RHB will seek an exemption from the SC for the fixing of the conversion price of RHB ICULS-A at RM1.00 per share on the basis that the RHB ICULS-A shall be offered on a renouncable basis by UBG to all the shareholders of RHB as at the Entitlement Date pursuant to the Proposed Restricted Offer for Sale.

17. PREVIOUS SCHEME

With regard to the announcements dated 25 September 2000 and 6 December 2000 wherein Arab-Malaysian on behalf of the RHB Group announced the Group's proposed restructuring scheme (*"Previous Scheme"*), Arab-Malaysian wishes to announce that the Board of Directors of RHB, RHB Capital and RHB Sakura had on 5 February 2002, 7 February 2002 and 8 February 2002 respectively passed the relevant Board resolutions to abort the Previous Scheme.

18. DIRECTORS' RECOMMENDATION

18.1 RHB

Save for the interested directors as stated in Section 12 above who have abstained from forming any opinion due to their respective interests, the Board of Directors of RHB is of the opinion that the Proposed Group Restructuring Scheme and the Proposed RHB ESOS are in the long term interests of RHB and its subsidiaries.

18.2 RHB Capital

Save for the interested directors as stated in Section 12 above who have abstained from forming any opinion due to their respective interests, the Board of Directors of RHB Capital is of the opinion that the Proposed Acquisition of Bank Utama, the Proposed Transfer and Acquisition of RHB Leasing and RHBCP, the Proposed SOA and the Proposed Acquisition and Transfer of Securities and Securities Related Business Entities are in the long term interests of RHB Capital and its subsidiaries.

The Board of Directors of RHB Capital reserves its opinion on the Proposed Voluntary Partial Offer for the time being until the Notice in respect of the Proposed Voluntary Partial Offer has been served on the Board of Directors of RHB Capital.

18.3 RHB Sakura

Save for the interested directors as stated in Section 12 above who have abstained from forming any opinion due to their respective interests, the Board of Directors of RHB Sakura is of the opinion that the Proposed SOA and the Proposed Transfer of Securities and Securities Related Business Entities are in the long term interests of RHB Sakura and its subsidiaries.

19. DOCUMENTS FOR INSPECTION

The conditional Bank Utama SPA is available for inspection by the shareholders of RHB at the Registered Office of RHB at Level 9, Tower One, RHB Centre, Jalan Tun Razak, 50400 Kuala Lumpur during normal business hours from Monday to Friday (except public holidays) from the date hereof to the date of the EGM for the Proposed Group Restructuring Scheme.

The following documents are available for inspection by the shareholders of RHB Capital at the Registered Office of RHB Capital at Level 8, Tower Three, RHB Centre, Jalan Tun Razak, 50400 Kuala Lumpur during normal business hours from Monday to Friday (except public holidays) from the date hereof to the date of the EGM for the Proposed Group Restructuring Scheme:—

(a) Conditional Bank Utama SPA;

(b) Conditional Transfer Agreement I;

(c) Conditional Transfer Agreement II; and

(d) Conditional SAHSB SPA.

1. RHB

RHB was incorporated on 6 August 1987 in Malaysia under the Companies Act, 1965 as a private limited company under the name of Rashid Hussain Futures Sdn Bhd. On 30 June 1988, its name was changed to Rashid Hussain Sdn Bhd. It was converted into a public limited company on 22 September 1988 and was listed on the Main Board of the KLSE on 19 December 1988.

As at 19 March 2002, the authorized share capital of RHB is RM1 billion comprising 1 billion ordinary shares of RM1.00 each of which 463,495,781 ordinary shares have been issued and fully paid-up.

RHB is principally an investment holding company and its major subsidiaries are involved in commercial banking, merchant banking, offshore banking, offshore trust services, finance company business, general insurance, leasing, unit trust management, property investment and management and the securities and asset management businesses.

2. RHB Capital

RHB Capital was incorporated in Malaysia under the Companies Act, 1965 as a public limited company, on 24 August 1994 under the name DCB Holdings Berhad and assumed its present name on 16 June 1997. It was listed on the Main Board of the KLSE on 29 December 1994 in place of DCB Bank Berhad (now known as RHB Bank Berhad) ("*DCB Bank*") pursuant to a restructuring scheme of DCB Bank undertaken in 1994.

As at 19 March 2002, the authorized share capital of RHB Capital is RM2.5 billion comprising 2.5 billion ordinary shares of RM1.00 each of which 1,823,468,070 ordinary shares have been issued and fully paid-up.

RHB Capital is an investment holding company and the group is involved in commercial banking, merchant banking, finance, leasing, offshore banking, offshore trust services, securities and asset management business, general insurance, unit trust management and nominee and custodian services.

3. RHB Sakura

RHB Sakura was incorporated in Malaysia as a public limited company under the Companies Act, 1965 as D & C Nomura Merchant Bankers Berhad on 5 August 1974. On 20 April 1988, it changed its name to D & C Mitsui Merchant Bankers Berhad before changing its name to D & C Sakura Merchant Bankers Berhad on 1 April 1992 and DCB Sakura Merchant Bankers Berhad on 17 December 1994. It assumed its present name on 16 June 1997. RHB Sakura was listed on the KLSE on 26 August 1997.

As at 19 March 2002, the authorized share capital of RHB Sakura is RM1 billion comprising 1 billion ordinary shares of RM1.00 each of which 338,646,000 ordinary shares have been issued and fully paid-up.

RHB Sakura principally provides corporate finance and advisory, corporate banking, debt capital markets, and treasury services.

4. RHB Bank

RHB Bank was incorporated in Malaysia under the Companies Ordinances, 1940 to 1946 on 4 October 1965. It is principally involved in the business of a licenced commercial bank.

As at 19 March 2002, the authorized share capital of RHB Bank is RM6 billion comprising 8 billion ordinary shares of RM0.50 each and RM2.0 billion irredeemable non-cumulative convertible preference shares of RM1.00 each ("*Preference Shares*") of which 3,899,971,952 ordinary shares and 1,368,099,145 Preference Shares have been issued and fully paid up respectively.

The shareholders of RHB Bank are RHB Capital (70%) and Khazanah (30%).

5. RHB Delta Finance

RHB Delta Finance was incorporated in Malaysia under Companies Act, 1965 as a private limited company under the name of Delta Finance Company Sendirian Berhad on 25 August 1967. It was converted into a public limited company on 5 October 1968. On 8 March 1996, it changed its name to Delta Finance Berhad before assuming its present name on 9 December 2000.

As at 19 March 2002, the authorized share capital of RHB Delta Finance is RM1 billion comprising 1 billion ordinary shares of RM1.00 each of which 70 million ordinary shares have been issued and fully paid-up.

RHB Delta Finance is principally involved in the business of licensed finance company which also includes interest-free banking business.

RHB Delta Finance is a wholly-owned subsidiary of RHB Bank.

6. SAHSB

SAHSB was incorporated on 4 October 1995 in Malaysia under the Companies Act, 1965 as a private limited company under its present name.

As at 19 March 2002, the authorized share capital of SAHSB is RM100,000,000 comprising 100,000,000 ordinary shares of RM1.00 each, of which 45,000,000 ordinary shares have been issued and fully paid-up.

SAHSB is an investment holding company while its subsidiaries are principally involved in stockbroking, futures broking, nominee services and provision of research services.

The shareholders of SAHSB are RHB Marketing Services (63%) and G.K. Goh (37%).

7. G.K. Goh

G.K. Goh was incorporated on 12 January 1990 in Singapore as a private limited company under the name of GK Goh Holdings Pte Ltd. On 19 April 1990, its name was changed to GK Goh Holdings Limited. It was listed on the Singapore Stock Exchange on 14 June 1990.

As at 19 March 2002, the authorized share capital of G.K. Goh is SG$100,000,000 comprising 500,000,000 ordinary shares of SG$0.20 each, of which 372,215,805 shares have been issued and fully paid-up.

G.K. Goh is principally an investment holding company and its subsidiaries are principally involved in stockbroking businesses.

8. RHB Leasing

RHB Leasing was incorporated in Malaysia under the Companies Act, 1965 on 31 January 1981. It is principally involved in leasing and hire purchase of industrial, construction and business equipment and motor vehicles.

As at 19 March 2002, the authorized, issued and fully paid up share capital of RHB Leasing is RM10 million comprising 10 million ordinary shares of RM1.00 each.

The shareholders of RHB Leasing are RHB Capital (70%) and China Development Industrial Bank Inc. (30%).

9. RHBCP

RHBCP was incorporated in Malaysia under the Companies Act, 1965 on 4 May 1982. RHBCP is principally involved in property investment.

As at 19 March 2002, the authorized share capital of RHBCP is RM30 million comprising 30 million ordinary shares of RM1.00 each of which 21.8 million ordinary shares have been issued and fully paid-up.

RHBCP is a wholly-owned subsidiary of RHB Capital.

10. Bank Utama

Bank Utama was incorporated in Malaysia under the Companies Act, 1965 on 26 May 1976.

As at 19 March 2002, the authorized share capital of Bank Utama is RM1 billion comprising 1 billion ordinary shares of RM1.00 each, of which 800,000,000 ordinary shares have been issued and fully paid up.

Bank Utama is a wholly-owned subsidiary company of UBG and is principally involved in the business of a licenced commercial bank.

11. UBG

UBG was incorporated on 22 May 1992 in Malaysia under the Companies Act, 1965 as a public company under the name of BUMB Holdings Berhad. On 18 October 1996, its name was changed to Utama Bank Group Berhad. It was listed on the KLSE on 8 August 1997.

As at 19 March 2002, the authorized share capital of UBG is RM1,000,000,000 comprising 1,000,000,000 ordinary shares of RM1.00 each of which 682,759,946 shares have been issued and paid-up.

UBG is principally an investment holding company and its major subsidiaries are involved in commercial banking and merchant banking.

The substantial shareholders of UBG (holding 5% or more) as at 19 March 2002 are Concordance Holdings Sdn Bhd (51.83%) and Kenyalang Utama Sdn Bhd (12.30%).

The directors of UBG as at 19 March 2002 are YBhg Temenggong Datuk Tai Sing Chii, YBhg Dato' Haji Mohamad Taha bin Ariffin, Ybhg Datu Dr. Hatta bin Solhi, Nik Hashim bin Nik Yusoff, Vaseehar Hassan bin Abdul Razack and Sulaiman Abdul Rahman Taib.

TABLE 1—INDICATIVE PRINCIPAL TERMS OF THE RHB CAPITAL BONDS

Issuer	:	RHB Capital
Issue	:	RM331,777,210 Nominal Value of Bonds
Issue Price	:	100% of the nominal value of Bonds of RM1.00 each
Maturity Date	:	Five (5) years from the Issue Date
Rating	:	To be rated by a Malaysian rating agency
Coupon rate	:	The coupon rate will be determined based on market yield of similar rated Bonds at a date closer to the issue date.
Status	:	The Bonds will constitute direct, unconditional and unsecured obligations of RHB Capital and will rank (subject to any applicable statutory exceptions) pari passu with all other present and future unsecured obligations of RHB Capital.

TABLE 2—INDICATIVE PRINCIPAL TERMS OF RHB ICULS-A

Issuer	:	RHB
Issue Size	:	An amount in Ringgit Malaysia equivalent to the issued and paid-up share capital of RHB as at the Entitlement Date.
Form and Denomination	:	In registered form in denomination of RM1.00 and multiples thereof
Issue Price	:	At 100% of the nominal amount of RHB ICULS-A of RM1.00 each
Tenure	:	Ten (10) years from and including the date of issue of RHB ICULS-A
Maturity Date	:	The date preceding the tenth anniversary of the date of issue of RHB ICULS-A
Coupon rate	:	The RHB ICULS-A shall bear an indicative coupon rate of 0.5% per annum based on the nominal amount of RHB ICULS-A outstanding and is payable semi-annually in arrears on 30 June and 31 December each year except that the last interest payment shall be made on the maturity date of RHB ICULS-A
Conversion Price	:	RM1.00 subject to adjustments under certain circumstances in accordance with the provisions of the Trust Deed constituting RHB ICULS-A
Conversion Period	:	The RHB ICULS-A shall be convertible into new RHB Shares on any day from Monday to Friday that is not a public holiday after the date of issuance of RHB ICULS-A up to and including the Maturity Date
Status	:	The RHB ICULS-A shall constitute direct, unsecured and unconditional obligation of RHB ranking *pari passu* amongst themselves and with all other subordinated and unsecured obligations of RHB, subject only to those preferred by mandatory provisions of law

Status of new shares arising from the conversion of the RHB ICULS-A	:	The new Shares to be issued upon conversion of the RHB ICULS-A will upon allotment and issue, rank *pari passu* in all respects with the then existing issued ordinary shares of RHB save that they shall not be entitled for any dividends, rights, allotments and/or other distributions, the entitlement date of which is on or before the date of allotment and issue of the new RHB Shares pursuant to the conversion of the RHB ICULS-A
Listing	:	Application will be made for the admission to the Official List of the KLSE for the listing of and quotation for the RHB ICULS-A and for the listing of and quotation for the new shares to be issued upon conversion of the RHB ICULS-A
Trust Deed	:	The RHB ICULS-A shall be constituted by trust deed to be executed by RHB and authorized trustee acting for the benefit of the holders of RHB ICULS-A
Rating	:	The RHB ICULS-A will not be rated
Governing Laws	:	The laws of Malaysia

TABLE 3—INDICATIVE PRINCIPAL TERMS OF RHB ICULS-B

Issuer	:	RHB
Issue Size	:	RM793,677,300 nominal amount of Irredeemable Convertible Unsecured Loan Stocks (This is an indicative amount as the exact amount will be determined upon finalization of the purchase consideration for the Proposed Acquisition of Bank Utama and upon the closing date of the Proposed Voluntary Partial Offer.)
Form and Denomination	:	In registered form in denomination of RM1.00 and multiples thereof
Issue Price	:	At 100% of the nominal amount of RHB ICULS-B of RM1.00 each
Tenure	:	Ten (10) years from and including the date of issue of the RHB ICULS-B
Maturity Date	:	The date preceding the tenth anniversary of the date of issue of the RHB ICULS-B
Coupon rate	:	The RHB ICULS-B shall bear a coupon rate of 3.0% per annum based on the nominal amount of the RHB ICULS-B and is payable semi-annually in arrears on 30 June and 31 December each year except that the last interest payment shall be made on the maturity date of the RHB ICULS-B
Conversion Price	:	To be determined later based on the five day weighted average price of RHB shares up to the price-fixing date with a discount of not more than 10%, if required
Conversion Period	:	The RHB ICULS-B shall be convertible into new RHB Shares on any day from Monday to Friday that is not a public holiday after the date of issuance of the RHB ICULS-B up to and including the Maturity Date
Status	:	The RHB ICULS-B shall constitute direct, unsecured and unconditional obligation of RHB ranking *pari passu* amongst themselves and with all other subordinated and unsecured obligations of RHB, subject only to those preferred by mandatory provisions of law

Status of new shares arising from the conversion of the RHB ICULS-B	:	The new Shares to be issued upon conversion of the RHB ICULS-B will upon allotment and issue, rank *pari passu* in all respects with the then existing issued ordinary shares of RHB save that they shall not be entitled for any dividends, rights, allotments and/or other distributions, the entitlement date of which is on or before the date of allotment and issue of the new RHB Shares pursuant to the conversion of the RHB ICULS-B
Listing	:	Application will be made for the admission to the Official List of the KLSE for the listing of and quotation for the RHB ICULS-B and for the listing of and quotation for the new shares to be issued upon conversion of the RHB ICULS-B
Trust Deed	:	The RHB ICULS-B shall be constituted by trust deed to be executed by RHB and authorized trustee acting for the benefit of the holders of RHB ICULS-B
Rating	:	The RHB ICULS-B will not be rated
Governing Laws	:	The laws of Malaysia

TABLE 4—INDICATIVE PRINCIPAL TERMS OF RHB SAKURA SUB-DEBT

Issuer	:	RHB Sakura
Issue	:	RM165,000,000 nominal value of Subordinated Bonds
Issue Price	:	The amount of the proceeds to the Issuer will equal to 100% of the par value of the Bonds
Maturity Date	:	Ten (10) years from the Issue Date
Rating	:	To be rated by a Malaysian rating agency
Coupon rate	:	To be determined based on market yield of similar rated Bonds at a date closer to Issue Date
Status & Subordination	:	The Bonds will constitute direct, unconditional, unsecured and subordinated obligations of RHB Sakura and will rank (subject to any applicable statutory exceptions and subject as hereafter provided) *pari passu* with all other present and future unsecured obligations of RHB Sakura. In the event of winding up or liquidation of RHB Sakura, the rights and claims of the Bond holders shall be subordinated to the rights and claims of depositors and all other senior creditors of RHB Sakura.
Other Terms	:	The other terms of the Bonds will be in accordance with BNM's guidelines on issuance of subordinated debt which qualifies as Tier-II capital

TABLE 5—INDICATIVE PRINCIPAL TERMS OF RHB BANK SUB-DEBT

Issuer	:	RHB Bank
Issue	:	RM1,600,000,000 Nominal Value of Subordinated Bonds (Indicative only. The exact amount to be determined upon finalization of the purchase consideration for the Proposed Acquisition of Bank Utama).

Issue Price	:	The amount of the proceeds to the Issuer will equal to 100% of the par value of the Bonds
Maturity Date	:	Ten (10) years from the Issue Date
Rating	:	To be rated by a Malaysian rating agency
Coupon rate	:	To be determined based on market yield of similar rated Bonds at a date closer to issue date
Status & Subordination	:	The Bonds will constitute direct, unconditional, unsecured and subordinated obligations of RHB Bank and will rank (subject to any applicable statutory exceptions and subject as hereafter provided) *pari passu* with all other present and future unsecured obligations of RHB Bank. In the event of winding up or liquidation of RHB Bank, the rights and claims of the Bond holders shall be subordinated to the rights and claims of depositors and all other senior creditors of RHB Bank.
Other Terms	:	The other terms of the Bonds will be in accordance with BNM's guidelines on issuance of subordinated debt which qualifies as Tier-II capital

TABLE 6—EFFECTS ON SHARE CAPITAL OF RHB

	No. of Shares
Share capital as at 19 March 2002	463,495,781
Add: Number of new RHB Shares to be issued pursuant to the Proposed Voluntary Partial Offer(1)	394,297,704
	857,793,485
Add: Number of new RHB Shares to be issued upon conversion of RHB ICULS-A	463,495,781
Add: Number of new RHB Shares to be issued upon conversion of RHB ICULS-B(2)	377,941,571
Enlarged share capital	1,699,230,837

Notes:—

(1) Based on the assumption that RHB will hold 75% of the issued and paid-up share capital of RHB Capital and RHB Capital warrants outstanding pursuant to the Proposed Voluntary Partial Offer, the consideration of which is to be indicatively satisfied as follows:—

- *One (1) new RHB share of RM1.00 each and RM1.00 nominal amount of RHB ICULS-B for every one (1) RHB Capital share held; and*
- *Seven (7) new RHB share of RM1.00 each for every twenty (20) RHB Capital warrants held.*

(2) Based on the assumption that 357,173,081 and 436,504,219 RHB ICULS-B are to be issued pursuant to the Proposed Voluntary Partial Offer and the Proposed Acquisition of Bank Utama (based on the Indicative Purchase Price of RM1.6 billion) respectively.

(3) Assuming a conversion price of RM2.10 for the RHB ICULS-B.

TABLE 7—EFFECTS ON RHB'S SUBSTANTIAL SHAREHOLDERS' DIRECT SHAREHOLDINGS

	Proforma(I)			
	Existing as at 19.03.2002		After Proposed Voluntary Partial Offer(a)	
	Shares (mil)	%	Shares (mil)	%
TSDARH	111.0	24.0	111.0	12.9
MRCB	105.1	22.7	105.1	12.3
UBG	—	—	—	—
Kumpulan Wang Amanah Pencen ("KWAP")	77.8	16.8	77.8	9.1
EPF	43.3	9.4	131.8	15.4
Sumitomo Mitsui Banking Corporation ("Sumitomo")	—	—	45.3	5.3

	Proforma (II)		Proforma (III)		Proforma (IV)	
	After (I) and Proposed Disposals		After (II) and Conversion of RHB ICULS-A		After (III) and Conversion of RHB ICULS-B	
	Shares (mil)	%	Shares (mil)	%	Shares (mil)	%
TSDARH	—	—	—	—	—	—
MRCB	—	—	—	—	—	—
UBG	226.1	26.4	452.3	34.2	660.1	38.9
KWAP	77.8	9.1	155.6	11.8	155.6	9.2
EPF	131.8	15.4	175.1	13.3	216.9	12.8
Sumitomo	45.3	5.3	45.3	3.4	64.9	3.8

Notes:—

(1) Based on the assumption that RHB will hold 75% of the issued and paid-up share capital of RHB Capital and RHB Capital warrants outstanding pursuant to the Proposed Voluntary Partial Offer, the consideration of which is to be indicatively satisfied as follows:—
- *one (1) new RHB share of RM1.00 each and RM1.00 nominal amount of RHB ICULS-B for every one (1) RHB Capital share held; and*
- *seven (7) new RHB share of RM1.00 each for every twenty (20) RHB Capital warrants held.*

(2) Based on the assumption that 357,173,081 and 436,504,219 RHB ICULS-B are to be issued pursuant to the Proposed Voluntary Partial Offer and the Proposed Acquisition of Bank Utama (based on Indicative Purchase Price of RM1.6 billion) respectively.

(3) Assuming a conversion price of RM2.10 for the RHB ICULS-B.

TABLE 8—EFFECTS ON RHB CAPITAL'S SUBSTANTIAL SHAREHOLDERS' DIRECT SHAREHOLDINGS

	Proforma (I)			
	Existing as at 19.03.2002		After Proposed Voluntary Partial Offer(1)	
	Shares (mil)	%	Shares (mil)	%
RHB	1,010.4	55.4	1,367.6	75.0
EPF	200.0	11.0	112.0	6.1
Sumitomo	93.8	5.1	52.6	2.9

Notes:—

(1) Based on the assumption that RHB will hold 75% of the issued and paid-up share capital of RHB Capital and RHB Capital warrants outstanding pursuant to the Proposed Voluntary Partial Offer and assuming full acceptances from all shareholders and warrantholders of RHB Capital for the Proposed Voluntary Partial Offer.

TABLE 9—EFFECTS ON RHB SAKURA'S SUBSTANTIAL SHAREHOLDERS' DIRECT SHAREHOLDINGS

	Proforma (I)			
	Existing as at 19.03.2002		After Proposed SOA	
	Shares (mil)	%	Shares (mil)	%
RHB Capital	172.8	51.0	338.6	100.0
Panduan Cekal Sdn Bhd	66.0	19.5	—	—

The effect of the Proposed Group Restructuring Scheme on the group structure of RHB is as follows:—

Before



EPF
KWAP
Others
MRCB
TSDARH
9.4%
16.8%
27.3%
22.7%
23.9%
Sumitomo Mitsui Banking Corporation
RHB
55.4%
80%
5.1%
11.0%
RHB Capital
RHB-Daewoo
49%-100%
100%
70%
79.5%
51%
Other Securities Services entities
Rashid Hussain Securities
RHB Bank
RHB Insurance
RHB Sakura
30%
51%
Khazanah Nasional Berhad
RHB Unit Trust
Note:—
Listed on KLSE
BNM entities

After



Sumitomo Mitsui Banking Corporation
EPF
UBG
KWAP
Others
5.3%
15.4%
26.4%*
9.1%
43.8%
RHB
* After full conversion of all ICULS and warrants -A, B & C : 35.4%
80%
75.0%
Khazanah Nasional
RHB-Daewoo
RHB Capital
30%
70%
79.5%
100%
Enlarged RHB Bank
RHB Bank
BankUtama
RHB Insurance
RHB Sakura
100%
100%
RHB Bank (L)
RHB Delta Finance / RHB Leasing
RHB Capital Properties
Other Securities Related Biz
Securities Biz
Commercial Banking, etc.
Investment Banking, etc.
Note:—
Listed on KLSE
BNM entities

SCHEDULE 2

Directors, management and employees

Directors of RHB and RHB Capital may be appointed by the board of directors during a financial year and are subject to re-election by the shareholders at the annual general meeting following their appointment. Under the Articles of Association of both RHB and RHB Capital, one-third (or the number nearest one-third) of the relevant board of directors shall retire at every general meeting.

As at 28 May 2002, the last practical date for the inclusion of information in this Explanatory Circular. RHB had thirteen directors (*"RHB Directors"*) and RHB Capital had eleven directors (*"RHB Capital Directors"*). The RHB Directors' and the RHB Capital Directors' duties and powers include management of the business, borrowing and raising money and securing such borrowings with the property or assets of RHB and RHB Capital, respectively. Under Malaysian law and the listing requirements of the KLSE, any sale or disposal of RHB's or RHB Capital's substantial assets, is subject to approval by shareholders in a general meeting, and any RHB Director or RHB Capital Director who is directly or indirectly interested in a contract or proposed contract with RHB or RHB Capital, respectively, must declare the nature of his interest and abstain in any deliberation on the contract.

RHB Directors

The RHB Directors as at 28 May 2002, the last practical date for the inclusion of information in this Explanatory Circular, are as follows:

Name	Principal Position(s)
Tan Sri Dato' Abdul Rashid Hussain	Executive Chairman
Tuan Haji Tajul Ariffin bin Mohd Tahir	Executive Director
Seah Fook Chin	Executive Director Managing Director of RHS
Chantchai Sae s/o Pusavat	Executive Director Head of Corporate Finance of RHS
Dato' Zulkifli bin Abdul Rahman	Senior Independent Non-Executive Director
Mohamad Abdul Halim bin Ahmad	Independent Non-Executive Director
Chong Kin Leong	Executive Director Finance Director of RHB
Ruslan bin Hassan	Independent Non-Executive Director
Ooi Sang Kuang	Executive Director Managing Director of RHB Research Institute
David Lee Chuen Chieh	Non-Independent Non-Executive Director
Oh Chong Peng	Non-Independent Non-Executive Director
Datuk Haji Zahari bin Omar	Non-Independent Non-Executive Director
Shahril Ridza Ridzuan	Non-Independent Non-Executive Director

RHB Capital Directors

The RHB Capital Directors as at 28 May 2002, the last practical date for the inclusion of information in this Explanatory Circular, are as follows:

Name	Principal Position(s)
Tan Sri Dato' Abdul Rashid Hussain*	Executive Chairman Chairman of RHB Sakura Chairman of RHB Unit Trust Executive Chairman of RHS
Tan Sri Geh Ik Cheong	Senior Independent Non-Executive Director Chairman of RHB Insurance
Dato' Lim Kong Wai	Independent Non-Executive Director
Lim Cheng Yeow	Independent Non-Executive Director
Seah Fook Chin	Non-Independent Non-Executive Director Managing Director of RHS
Dato' Izham bin Mahmud*	Independent Non-Executive Director
Chong Kin Leong*	Non-Independent Non-Executive Director Finance Director of RHB
Mohammad Nizar bin Idris*	Independent Non-Executive Director
Oh Chong Peng*	Non-Independent Non-Executive Director
Tan Sri Datuk Clifford Francis Herbert	Independent Non-Executive Director
Akira Miyama*	Non-Independent Non-Executive Director Executive Director of RHB Bank

* Members of Executive Committee of RHB Bank

Management profiles of Chief Executive Officers of RHB Group companies

Tan Sri Dato' Abdul Rashid Hussain—RHB and RHB Capital

Tan Sri Dato' Abdul Rashid Hussain, aged 56, is Executive Chairman of RHB and Executive Chairman of RHB Capital. Prior to founding RHS in 1983, he worked with Bumiputra Merchant Bankers Berhad in various positions from 1976 to 1982.

He was appointed as a director of RHB on 6 August 1987. Current directorships in public companies include RHB Capital, RHB Sakura, RHB Bank, RHB Insurance, RHB Unit Trust and Cycle & Carriage Bintang Berhad.

Michael Andrew Hague—RHB Bank

Michael Andrew Hague, aged 42, will be appointed to the position of Chief Executive Officer of RHB Bank with effect from 1 June 2002. He has over 21 years experience as an international commercial banker, of which the last four years have been in Malaysia as Country Chief Executive and Head of Corporates and Institutions for Standard Chartered Bank Malaysia Berhad. He has also held senior management positions for Standard Chartered Bank in Brunei, Hong Kong, Japan, New York, Los Angeles, Singapore and Taiwan. He has a wide experience and knowledge in all aspects of banking, ranging from wholesale banking to consumer banking. He holds a Bachelor of Science (Honours) in Economics from Loughborough University, UK.

He is currently Chairman of the British Malaysian Chamber of Commerce, a member of the Corporate Debt Restructuring Committee of Malaysia and Director of Financial Planning Association of Malaysia. He also sits on the board of Credit Guarantee Corporation (an institution established by Bank Negara Malaysia), British Malaysian Institute (a technology training institute set up by the British and Malaysian Governments), the Malaysian Institute of Banks and is a council member of The Association of Banks in Malaysia.

George Ratilal—RHB Sakura

George Ratilal, aged 43, was appointed as Managing Director of RHB Sakura on 1 January 1998 and also serves as a member of its Executive Committee. He joined RHB Sakura in 1984 and was formerly the Senior General Manager and Head of Corporate Finance Department of RHB Sakura.

He holds a Bachelor of Arts (Honours) in Accountancy from City of Birmingham Polytechnic, UK and a Master in Business Administration from University of Aston, Birmingham, UK.

George Ratilal is also a director of RHB Unit Trust.

Seah Fook Chin—RHS

Seah Fook Chin, aged 54, was appointed as Executive Director of RHB on 23 December 1993 and is currently the Managing Director and the Executive Director of Operations of RHS. Prior to joining RHB in 1991, he was the General Manager for Financial Services of Bank Bumiputra Malaysia Berhad. He is a Fellow of the Chartered Institute of Management Accountants (UK) and a Member of the Malaysian Institute of Accountants (MIA).

His current directorships in public companies include RHB Capital, RHB Unit Trust and FSBM Holdings Berhad.

Goh Choon Hock—Straits Securities

Goh Choon Hock, aged 45, is presently Executive Director and Chief Executive Officer of Straits Securities and was appointed to his current position on 5 May 1998. Prior to his appointment, he had a managerial position with RHS and was the General Manager of Straits Securities.

Goh Choon Hock is also a director of Straits Futures Sdn Bhd, Straits Nominees (Tempatan) Sdn Bhd, Straits Nominees (Asing) Sdn Bhd and Straits-G.K. Goh Research Sdn Bhd.

He was previously employed with the Malayan United Industries Berhad Group of companies for six years, where he served in various positions as Management Accountant, Corporate Planning Executive and Executive Assistant to an Executive Director of Malayan United Manufacturing Berhad.

He holds a degree in Bachelor of Commerce from the University of Canterbury, Christchurch, New Zealand. He is a Chartered Accountant of the Malaysian Institute of Accountants and of the Institute of Chartered Accountants of New Zealand.

Thai Chong Yim—RHB Delta Finance

Thai Chong Yim, aged 54, is Managing Director and Chief Executive Officer of RHB Delta Finance and was appointed to his current position on 1 November 2001. He has over 30 years of experience and knowledge in banking and financing business. He joined RHB Group in 1966 and has held various positions within the RHB Group including senior appointments in the commercial bank, finance company and merchant bank both in Malaysia and Hong Kong. He was the Chief Executive Officer of RHB Leasing, a position that he has held since 1981 before assuming his current position. He holds a Diploma in Banking from the Chartered Institute of Bankers, UK.

Siew Yew Hong—RHB Unit Trust

Siew Yew Hong, aged 51, is Acting Chief Executive Officer of RHB Unit Trust and was appointed to his current position on 15 December 2001. He has extensive experience in the management of both equity and property trust funds. His involvement in the unit trust industry spans over 27 years and cover areas such as portfolio management, operations and marketing. He served for 16 years with Asia Unit Trust Berhad between 1974 to 1990 and the last position held was that of Manager. He left in 1990 to join Mayban Property Trust Management Bhd as its Operations Manager. In 1992 he joined RHB Unit Trust as Operations Manager and was promoted to General Manager in January 1997 and subsequently as Chief Operating Officer in July 2000.

He holds a Diploma in Marketing (C.I.M) and is an associate member of the Financial Planning Association of Malaysia.

Hasni Harun—RHAM

Hasni Harun, aged 45, is Managing Director of RHAM. He has more than 20 years of financial experience and was formerly Senior General Manager (Investment) with the Employees Provident Fund Board and served in key financial positions in the public sector namely the Accountant General's Office where he was Director of Accounting Operations and the Terengganu State Treasury where he served as State Treasurer for seven years.

Hasni Harun holds a Masters in Business Administration from United States International University San Diego, California and a degree of Bachelor of Accounting from University Malaya. He is also a member of the Malaysian Institute of Accountants.

Koh Heng Kong—RHB Insurance

Koh Heng Kong, aged 49, is Chief Executive Officer of RHB Insurance and was appointed to his current position on 12 March 2002. He has over 26 years experience in the insurance industry and has held various senior management positions in RHB Insurance. He joined RHB Insurance as an accountant in 1976 after serving Capital Insurance Bhd as an Assistant Accountant. He was promoted to Manager of Finance & Administration in 1983, Assistant General Manager in 1989 and subsequently as General Manager in 1997. He was appointed Acting Chief Executive Officer in 2000 before assuming his current position in 2002. He holds an ACII from The Chartered Insurance Institute, UK and is a member of RHB Insurance's Investment Committee.

Yahya Yaacob—RHB Leasing

Yahya Yaacob, aged 52, was appointed as Chief Executive Officer of RHB Leasing on 1 November 2001. Prior to joining RHB Leasing, he was with Harper Gilfillan (1980) Sdn. Bhd. for 10 years where his last held position was Product Manager. He joined RHB Leasing in 1984 as an officer.

He holds a Diploma in Business Studies from Mara Institute of Technology.

Toh Ay Leng—RHB Bank (Labuan)

Toh Ay Leng, aged 49, is General Manager of RHB Bank (Labuan) and was appointed to her current position on 17 April 1995. She joined RHB Bank in 1976 after her graduation and served in various positions in the bank including Head of Credit & Loans Department and Head of Foreign Corporate—Credit Department. In 1994, she was appointed as Assistant to the General Manager of Corporate Banking, responsible for building assets for Labuan offshore. She was promoted to General Manager responsible for RHB Bank (Labuan) and RHB International Trust (Labuan) Sdn. Bhd. in 1995. She holds a Bachelor of Economics (Honours) in Business Administration from University of Malaya.

Ooi Sang Kuang—RHB Research Institute Sdn Bhd

Ooi Sang Kuang, aged 54, is Managing Director of RHB Research Institute Sdn. Bhd. Prior to his current position, he was the Managing Director of Mercury Asset Management (Singapore) and Chief Economist for the Asia Pacific Region at Standard Chartered Bank (Singapore). He was appointed as a director of RHB on 28 December 1995 and also is a director of RHB Sakura.

He holds a Bachelor of Economics degree (Honours) from the University of Malaya and a Master of Arts (Development Economics) from Boston University, United States of America.

Employees

As at 31 March 2002, RHB Group had 9,075 employees inclusive 8,754 employees of RHB Capital Group. Following the merger with Bank Utama, RHB Group will have over 10,399 employees, on a pro forma basis, as at 31 March 2002. RHB Group also uses the services of approximately 370 independent remisiers. Over 160 independent sales persons are also engaged in selling RHB Unit Trust's products.

Neither RHB Group nor RHB Capital Group has experienced any material strikes, labour disputes or labour actions, and each considers its relationship with its employees to be satisfactory.

SCHEDULE 3

Principal shareholders of RHB and RHB Capital

RHB

The following table sets out certain information regarding shareholders directly owning 5.0% or more of RHB shares as at 31 March 2002.

Shareholder	Shares held Number	%
Malaysian Resources Corporation Berhad	105,127,000	22.7
Tan Sri Dato' Abdul Rashid Hussain	88,942,345	19.2
Kumpulan Wang Amanah Pencen	77,799,000	16.8
Employees Provident Fund Board	43,338,000	9.4

On 20 March 2002, UBG, Cahya Mata Sarawak Berhad and Tan Sri Dato' Abdul Rashid Hussain entered into a conditional sale of shares agreement for the proposed acquisition by UBG from Tan Sri Dato' Abdul Rashid Hussain and parties identified by him of 121,000,000 ordinary shares of RM1.00 each representing approximately 26.1% equity interest in RHB together with 8,000,000 RHB Warrants C for a cash consideration of RM6.00 per share and RM6,000,000 or RM0.75 per RHB Warrants C, respectively amounting to a total purchase consideration of RM732,000,000.

On 20 March 2002, UBG and Malaysian Resources Corporation Berhad entered into a conditional sale of shares agreement for the proposed acquisition by UBG of 105,127,000 ordinary shares of RM1.00 each representing approximately 22.7% equity interest in RHB from Malaysian Resources Corporation Berhad for a cash consideration of RM504,609,600 (RM4.80 per share).

RHB Capital

The following table sets out certain information regarding shareholders directly owning 5.0% or more of RHB Capital Shares as at 31 March 2002.

Shareholder	Shares held Number	%
RHB	1,010,427,972	55.4
Employees' Provident Fund Board	208,110,375	11.4

SCHEDULE 4

Part 1—RHB Group historical audited consolidated annual financial statements for the fiscal year ended 30 June 2000 and 2001 and unaudited consolidated financial statements for the six months ended 31 December 2000 and 2001

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

STATUTORY FINANCIAL STATEMENTS

30 JUNE 2001

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

CORPORATE INFORMATION

BOARD OF DIRECTORS

Tan Sri Dato' Abdul Rashid Hussain
Tuan Haji Tajul Ariffin bin Mohd Tahir
Puan Sri Suraya bte Abdullah
Seah Fook Chin
Chartchai Sae s/o Pusavat
Dato' Zulkifli bin Abdul Rahman
Mohamad Abdul Halim bin Ahmad
Chong Kin Leong
Ruslan bin Hassan
Ooi Sang Kuang
David Lee Chuen Chieh
Oh Chong Peng
Datuk Haji Zahari bin Omar
Dato' Jamil Bidin

SECRETARIES

Rosley bin Ahmad
Azleena binti Idris

REGISTERED OFFICE

Level 9, Tower One
RHB Centre
Jalan Tun Razak
50400 Kuala Lumpur

AUDITORS

PricewaterhouseCoopers
Public Accountants
11th Floor, Wisma Sime Darby
Jalan Raja Laut
50350 Kuala Lumpur

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

STATUTORY FINANCIAL STATEMENTS

30 JUNE 2001

CONTENTS	PAGE

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

DIRECTORS' REPORT

The directors submit herewith their report together with the audited financial statements of the Group and the Company for the financial year ended 30 June 2001.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The principal activities of the Company's subsidiary and associated companies are as disclosed in Notes 8 and 9 to the financial statements respectively.

There have been no significant changes in these principal activities during the financial year.

FINANCIAL RESULTS

	Group RM'000	Company RM'000
Profit/(Loss) before taxation and zakat	267,735	(207,138)
Taxation and zakat	(204,806)	(1,368)
Profit/(Loss) after taxation and zakat	62,929	(208,506)
Minority interests	(261,007)	-
Loss after taxation, zakat and minority interests	(198,078)	(208,506)

DIVIDENDS

No dividends were paid or declared by the Company since the end of the last financial year.

The directors do not recommend the payment of dividend for the financial year ended 30 June 2001.

RESERVES AND PROVISIONS

All material transfers to or from reserves and provisions during the financial year are disclosed in the financial statements.

ISSUE OF SHARES

There were no issue of shares in the Company during the financial year.

BAD AND DOUBTFUL DEBTS

Before the financial statements of the Group and the Company were made out, the directors took reasonable steps to ascertain that actions have been taken in relation to the writing off of bad debts and the making of provisions for doubtful debts, and satisfied themselves that all known bad debts have been written off and that adequate provision had been made for doubtful debts.

At the date of this report, the directors are not aware of any circumstances which would render the amount written off for bad debts, or the amount of the provision for doubtful debts in the financial statements of the Group and the Company inadequate to any substantial extent.

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

DIRECTORS' REPORT (CONTINUED)

CURRENT ASSETS

Before the financial statements of the Group and the Company were made out, the directors took reasonable steps to ensure that any current assets, other than debts, which were unlikely to be realised in the ordinary course of business, their values as shown in the accounting records of the Group and the Company, had been written down to an amount which they might be expected so to realise.

At the date of this report, the directors are not aware of any circumstances which would render the values attributed to the current assets in the financial statements of the Group and the Company misleading.

VALUATION METHOD

At the date of this report, the directors are not aware of any circumstances which have arisen which render adherence to the existing methods of valuation of assets or liabilities of the Group and the Company misleading or inappropriate.

CONTINGENT AND OTHER LIABILITIES

At the date of this report, there does not exist:

(a) any charge on the assets of the Group and the Company which has arisen since the end of the financial year which secures the liability of any other person; or

(b) any contingent liability of the Group and the Company which has arisen since the end of the financial year other than in the normal course of business.

No contingent or other liability of the Group and the Company has become enforceable, or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the directors, will or may substantially affect the ability of the Group or the Company to meet its obligations when they fall due.

CHANGE OF CIRCUMSTANCES

At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report or the financial statements of the Group and the Company which would render any amount stated in the financial statements misleading or inappropriate.

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

DIRECTORS' REPORT (CONTINUED)

ITEMS OF AN UNUSUAL NATURE

The results of the Group and the Company for the financial year have not been substantially affected by any item, transaction or event of a material and unusual nature.

There has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors, to affect substantially the results of the operations of the Group or the Company for the financial year in which this report is made.

SIGNIFICANT EVENTS DURING THE FINANCIAL YEAR

Significant events during the financial year are disclosed in Note 42 to the financial statements.

DIRECTORS OF THE COMPANY

The directors of the Company in office since the date of the last report are:

Tan Sri Dato' Abdul Rashid Hussain
Tuan Haji Tajul Ariffin bin Mohd Tahir
Puan Sri Suraya bte Abdullah
Seah Fook Chin
Chartchai Sae s/o Pusavat
Dato' Zulkifli bin Abdul Rahman
Mohamad Abdul Halim bin Ahmad
Chong Kin Leong
Ruslan bin Hassan
Ooi Sang Kuang
David Lee Chuen Chieh
Oh Chong Peng
Datuk Haji Zahari bin Omar
Dato' Jamil Bidin (appointed on 27 September 2000)

Pursuant to Article 63 of the Company's Articles of Association, Tan Sri Dato' Abdul Rashid Hussain, Tuan Haji Tajul Ariffin bin Mohd Tahir, Mohamad Abdul Halim bin Ahmad, Chong Kin Leong and Ruslan bin Hassan retire from the Board at the forthcoming Annual General Meeting of the Company and, being eligible, offer themselves for re-election.

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

DIRECTORS' REPORT (CONTINUED)

DIRECTORS' INTERESTS IN SHARES AND WARRANTS

According to the register of directors' shareholdings, the interests of directors in office at the end of the financial year in the shares and warrants of the Company and its related listed corporations were as follows:

	Number of ordinary shares of RM1.00 each			
	As at 1.7.2000	Bought	Sold	As at 30.6.2001
The Company				
Tan Sri Dato' Abdul Rashid Hussain				
- direct	88,942,345	-	-	88,942,345
- indirect [1]	22,042,041	-	-	22,042,041
Tuan Haji Tajul Ariffin bin Mohd Tahir				
- direct	200,500	-	-	200,500
- indirect [2]	2,659,500	-	-	2,659,500
Puan Sri Suraya bte Abdullah				
- direct	3,000,000	-	-	3,000,000
Seah Fook Chin				
- direct	151,900	-	-	151,900
Chong Kin Leong				
- direct	82,100	-	-	82,100
Ooi Sang Kuang				
- direct	28,000	-	-	28,000
David Lee Chuen Chieh				
- direct	123,900	-	-	123,900
- indirect [3]	109,200	-	-	109,200
Subsidiary companies				
RHB Capital Berhad				
Tan Sri Dato' Abdul Rashid Hussain				
- indirect [4]	1,010,427,972	-	-	1,010,427,972
Ooi Sang Kuang				
- indirect [3]	94,000	-	-	94,000
Oh Chong Peng				
- direct	3,532	-	3,532	-

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

DIRECTORS' REPORT (CONTINUED)

DIRECTORS' INTERESTS IN SHARES AND WARRANTS (CONTINUED)

	Number of ordinary shares of RM1.00 each			
	As at 1.7.2000	Bought	Sold	As at 30.6.2001
RHB Sakura Merchant Bankers Berhad				
Tan Sri Dato' Abdul Rashid Hussain				
- indirect [5]	244,265,395	-	-	244,265,395
Ooi Sang Kuang				
- direct	8,000	-	-	8,000
David Lee Chuen Chieh				
- indirect [3]	1,250	-	-	1,250
Seah Fook Chin				
- direct	8,000	-	-	8,000

	Number of Warrants 1997/2007			
	As at 1.7.2000	Bought	Sold	As at 30.6.2001
The Company				
Tan Sri Dato' Abdul Rashid Hussain				
- direct	13,058,000	-	13,058,000*	-
- indirect [1]	429,000	-	429,000*	-
Tuan Haji Tajul Ariffin bin Mohd Tahir				
- direct	571	2,000	-	2,571
- indirect [2]	326,070	-	326,070*	-
Puan Sri Suraya bte Abdullah				
- direct	429,000	-	429,000*	-
Seah Fook Chin				
- direct	22,000	-	22,000*	-
Chong Kin Leong				
- direct	15,000	-	15,000*	-
David Lee Chuen Chieh				
- direct	18,000	-	-	18,000
- indirect [3]	16,000	-	-	16,000

Each warrant of the Company ('Warrants 1997/2002') entitles the registered holder to subscribe for one new ordinary share of RM1.00 each in the Company at any time within a period of four and three quarter (4 ¾) years from the date of issue on 25 June 1997 at an exercise price of RM18.30 per share. The exercise price is subject to adjustments from time to time in accordance with the conditions stipulated in the Deed Poll executed on 25 June 1997. Pursuant to a Supplemental Deed Poll dated 23 June 1999, the exercise period of the Warrants 1997/2002 has been extended by five (5) years to expire on 24 March 2007 and the Warrants 1997/2002 are now known as Warrants 1997/2007.

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

DIRECTORS' REPORT (CONTINUED)

DIRECTORS' INTERESTS IN SHARES AND WARRANTS (CONTINUED)

	Number of Warrants 1999/2002			
	As at 1.7.2000	Bought	Sold	As at 30.6.2001
The Company				
Tan Sri Dato' Abdul Rashid Hussain				
- direct	31,408,000	-	-	31,408,000
- indirect [1]	1,070,000	-	-	1,070,000
Tuan Haji Tajul Ariffin bin Mohd Tahir				
- direct	81,000	-	-	81,000
- indirect [2]	860,650	-	-	860,650
Puan Sri Suraya bte Abdullah				
- direct	1,070,000	-	-	1,070,000
Seah Fook Chin				
- direct	57,000	-	-	57,000
Chong Kin Leong				
- direct	30,000	-	-	30,000
Ooi Sang Kuang				
- direct	18,000	-	-	18,000
David Lee Chuen Chieh				
- direct	44,000	-	-	44,000

Each warrant of the Company ('Warrants 1999/2002') entitles the registered holder to subscribe for one new ordinary share of RM1.00 each in the Company at any time from the date of issue on 17 August 1999 at an initial exercise price of RM4.35 per share. The exercise price is subject to adjustments from time to time in accordance with the conditions stipulated in the Deed Poll executed on 23 June 1999. The exercise period of the Warrants 1999/2002 will expire on 24 March 2002.

DIRECTORS' REPORT (CONTINUED)

DIRECTORS' INTERESTS IN SHARES AND WARRANTS (CONTINUED)

	Number of Warrants 2001/2002			
The Company	As at date of issue	Bought	Sold	As at 30.6.2001
Tan Sri Dato' Abdul Rashid Hussain				
- direct	13,058,000*	-	-	13,058,000
- indirect [1]	429,000*	-	-	429,000
Tuan Haji Tajul Ariffin bin Mohd Tahir				
- indirect [2]	326,070*	-	-	326,070
Puan Sri Suraya bte Abdullah				
- direct	429,000*	-	-	429,000
Seah Fook Chin				
- direct	22,000*	-	-	22,000
Chong Kin Leong				
- direct	15,000*	-	-	15,000

Each warrant of the Company ('Warrants 2001/2002') entitles the registered holder to subscribe for one new ordinary share of RM1.00 each in the Company at any time from the date of issue on 4 April 2001 at an exercise price of RM1.90 per share. The exercise price is subject to adjustments from time to time in accordance with the conditions stipulated in the Deed Poll executed on 13 February 2001. The exercise period of the Warrants 2001/2002 will expire on 24 March 2002.

	Number of Warrants 1994/2004			
RHB Capital Berhad	As at 1.7.2000	Bought	Sold	As at 30.6.2001
Tan Sri Dato' Abdul Rashid Hussain				
- indirect [4]	39,812,500	-	-	39,812,500

DIRECTORS' REPORT (CONTINUED)

DIRECTORS' INTERESTS IN SHARES AND WARRANTS (CONTINUED)

Each warrant of RHB Capital Berhad ('Warrants 1994/1999') entitles the registered holder to subscribe for one new ordinary share of RM1.00 each in RHB Capital Berhad at any time within a period of five (5) years from the date of issue on 28 December 1994 at an exercise price of RM5.40 per share. The exercise price is subject to adjustments from time to time in accordance with the conditions stipulated in the Deed Poll created on 7 December 1994. Pursuant to a Second Supplemental Deed Poll executed on 23 June 1999, the exercise period of the Warrants 1994/1999 has been extended by five (5) years to expire on 27 December 2004 and the Warrants 1994/1999 are now known as Warrants 1994/2004.

Notes:

1 The indirect interests are held through family members.

2 The indirect interests are held through family members and family owned companies.

3 The indirect interests are held through a family member.

4 Deemed interest pursuant to Section 6A of the Companies Act, 1965 by virtue of his interest in the Company.

5 Deemed interest pursuant to Section 6A of the Companies Act, 1965 by virtue of his interest in the Company, Panduan Cekal Sdn Bhd and his deemed interest in RHB Capital Berhad.

* Pursuant to the RHB Replacement Warrants Issue, the Warrants 1997/2007 were surrendered and exchanged for an equivalent number of Warrants 2001/2002 at an issue price of RM0.10 per Warrant 2001/2002.

By virtue of his substantial interest in the shares of the Company, Tan Sri Dato' Abdul Rashid Hussain is also deemed to have a substantial interest in the shares of the subsidiary companies of the Company to the extent the Company has an interest.

Other than the above, none of the other directors holding office at the end of the financial year had any substantial interest in the shares of the Company or its related corporations during the financial year.

WARRANTS 1997/2007

On 4 June 1999, the shareholders of the Company approved the extension of the exercise period of the warrants issued on 25 June 1997 for a further five (5) years and a Supplemental Deed Poll dated 23 June 1999 was executed to reflect the extension of the exercise period of the warrants to expire on 24 March 2007 ('RHB Warrants 1997/2007').

On 2 June 2000, the Company announced the proposed issue of up to 55,038,988 replacement warrants ('RHB Replacement Warrants') to holders of the existing RHB Warrants 1997/2007 to replace their RHB Warrants 1997/2007, on the basis of one (1) RHB Replacement Warrant for every one (1) existing RHB Warrant 1997/2007 held at an issue price to be determined later ('Proposed Replacement Warrants').

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

DIRECTORS' REPORT (CONTINUED)

WARRANTS 1997/2007 (CONTINUED)

On 4 August 2000, the Company announced that the Securities Commission ('SC') has on 2 August 2000 approved the Proposed Replacement Warrants as proposed and at an issue price of RM0.10 per RHB Replacement Warrant ('RHB Replacement Warrants Issue') and the proceeds from the RHB Replacement Warrants Issue will be utilised for working capital purposes of the RHB Group while the proceeds from the exercise of the RHB Replacement Warrants will be set aside in a sinking fund for the purpose of in part, towards the redemption of the RM800 million nominal amount of 2.5% per annum Secured Redeemable Non-Convertible Bonds issued by the Company on 25 June 1997, which are redeemable on 25 June 2002.

At an Extraordinary General Meeting of the Company held on 15 September 2000, the shareholders of the Company have approved the RHB Replacement Warrants Issue which involves a non-renounceable issue of up to 55,038,988 RHB Replacement Warrants by the Company to the entitled holders on the basis of one (1) RHB Replacement Warrant for every one (1) existing RHB Warrant 1997/2007 held at an issue price of RM0.10 per RHB Replacement Warrant payable in full upon acceptance. On the same day, the Company announced that the exercise price of each RHB Replacement Warrant has been fixed at RM2.85 per new ordinary share of RM1.00 each in the Company.

Subsequently, on 14 February 2001, Arab-Malaysian Merchant Bank Berhad ('AMMBB') announced on behalf of the Company that the exercise price of each RHB Replacement Warrant has been revised from RM2.85 per new ordinary share of RM1.00 each in the Company to RM1.90 per new ordinary share of RM1.00 each in the Company. Out of the 55,038,988 RHB Warrants 1997/2007, 21,733,460 RHB Warrants 1997/2007 were surrendered and exchanged for the RHB Replacement Warrants. The 21,733,460 RHB Replacement Warrants ('RHB Warrants 2001/2002') were issued on 4 April 2001 and listed on the Kuala Lumpur Stock Exchange ('KLSE') on 12 April 2001.

The movement in the RHB Warrants 1997/2007 to take up unissued ordinary shares of RM1.00 each in the Company during the financial year was as follows:

	Number of warrants
At 1 July 2000	55,038,988
Exercise of RHB Warrants 1997/2007	-
RHB Warrants 1997/2007 surrendered and exchanged with RHB Warrants 2001/2002	(21,733,460)
At 30 June 2001	33,305,528

WARRANTS 1999/2002

On 17 August 1999, the Company issued 135,020,204 new warrants ('RHB Warrants 1999/2002') with an expiry date of 24 March 2002 to the entitled shareholders of the Company, on the basis of seven (7) new RHB Warrants 1999/2002 for every twenty (20) shares held at an issue price of RM0.10 per warrant. The RHB Warrants 1999/2002 were listed on the KLSE on 2 September 1999. The initial exercise price of the RHB Warrants 1999/2002 is RM4.35.

The movement in the RHB Warrants 1999/2002 to take up unissued ordinary shares of RM1.00 each in the Company during the financial year was as follows:

	Number of warrants
At 1 July 2000	135,020,204
Exercise of RHB Warrants 1999/2002	-
At 30 June 2001	135,020,204

DIRECTORS' REPORT (CONTINUED)

WARRANTS 2001/2002

On 4 April 2001, the Company issued 21,733,460 RHB Warrants 2001/2002 with an expiry date of 24 March 2002 to holders of the existing RHB Warrants 1997/2007 who surrendered and exchanged their RHB Warrants 1997/2007, on a non-renounceable basis of one (1) RHB Warrant 2001/2002 for every one (1) existing RHB Warrant 1997/2007 held, at an issue price of RM0.10 per RHB Warrant 2001/2002. The RHB Warrants 2001/2002 were listed on the KLSE on 12 April 2001. The exercise price of the RHB Warrants 2001/2002 is RM1.90.

The movement in the RHB Warrants 2001/2002 to take up unissued ordinary shares of RM1.00 each in the Company during the financial year was as follows:

	Number of warrants
As at date of issue	21,733,460
Exercise of RHB Warrants 2001/2002	-
At 30 June 2001	21,733,460

DIRECTORS' BENEFITS

Since the end of the previous financial year, no director of the Company has received or become entitled to receive any benefit, other than directors' remuneration and benefits-in-kind as disclosed in Note 32 and 33 to the financial statements, by reason of a contract made by the Company or a related corporation with the director or with a firm of which the director is a member, or with a company in which the director has a substantial financial interest.

During and at the end of the financial year, no arrangements subsisted to which the Company or its subsidiary companies is a party, with the object or objects of enabling the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

AUDITORS

Our auditors, PricewaterhouseCoopers, have expressed their willingness to continue in office.

Signed in accordance with a resolution of the Board of Directors dated 29 August 2001.

TAN SRI DATO' ABDUL RASHID HUSSAIN
EXECUTIVE CHAIRMAN

MOHAMAD ABDUL HALIM BIN AHMAD
DIRECTOR

BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

The financial statements are prepared under the historical cost convention in accordance with the applicable approved Accounting Standards in Malaysia, directives and guidelines from Bank Negara Malaysia ('BNM') and comply with the Companies Act, 1965.

PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies of the Group and the Company which are consistent with the policies adopted in the previous financial year other than compliance with the relevant Malaysian Accounting Standards Board's ('MASB') approved Accounting Standards which became operative during the financial year ended 30 June 2001. The accounting policies of the Group and the Company are summarised below:

(1) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiary companies from the date of acquisition up to the end of the financial year, except where merger accounting principles are employed, in which case the financial statements of the companies concerned are included for the full year. In the case of disposals, the results of the subsidiary companies are consolidated up to the date of disposal. All material inter-company transactions have been eliminated on consolidation.

The consolidated income statement includes the Group's share of profits less losses of associated companies based on the latest audited financial statements of the companies concerned. In the consolidated balance sheet, the Group's interest in associated companies is stated at cost less goodwill on acquisition, plus the Group's share of post-acquisition retained profits and reserves and net of foreign currency translation differences which are taken to reserves.

(2) Investment in subsidiary companies

A subsidiary company is a company in which the Group controls the composition of its board of directors or more than half of its voting power, or holds more than half of its issued ordinary share capital.

Investments in subsidiary companies are stated at cost and provision is only made where, in the opinion of the directors, there is a permanent diminution in value.

(3) Investment in associated companies

Associated companies are defined as those companies, other than subsidiary companies, in which the Group has a long term investment of between 20% - 50% equity interest and where the Group is in a position to exercise significant influence over financial and policy decisions through representation on the Board.

Investments in associated companies are stated at cost and provision is only made where, in the opinion of the directors, there is a permanent diminution in value.

PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(4) Goodwill

Goodwill arising on consolidation represents the excess of the purchase price over the fair value of the separable net assets of subsidiary and associated companies at the date of acquisition.

Goodwill arising on consolidation is amortised on a straight line basis over a maximum of 20 years from the date of acquisition or the expected useful life, whichever is shorter.

(5) Income recognition

(i) Interest on housing and other secured loans is recognised on a daily basis over the period of the loans. Interest income is recognised on an accrual basis. Where an account is classified as non-performing, interest is suspended until it is realised on a cash basis. Customers' accounts are classified as non-performing where repayments are in arrears for 6 months or more from the first day of default for loans and overdrafts, and after 3 months from maturity date for trade bills, bankers' acceptances and trust receipts. The policy on suspension of interest is in conformity with BNM's 'Guidelines on the Classification of Non-Performing Loans and Provision for Substandard, Bad and Doubtful Debts'.

(ii) Loan arrangement fees and commissions are recognised as income when all conditions precedent are fulfilled.

(iii) Guarantee fees are recognised as income upon issuance of guarantees.

(iv) Commitment fees are recognised as income based on time apportionment.

(v) Income from the Skim Perbankan Islam ('SPI') is recognised on an accrual basis in accordance with the principle of Syariah.

(vi) Brokerage fees are recognised when contracts are executed, management and referral fees are recognised on an accrual basis. Interest income from clients, overdue outstanding purchases and contra losses is suspended until it is realised on a cash basis. Interest income from margin financing is recognised on an accrual basis and when an account is classified as non-performing, recognition of interest is suspended until it is realised on a cash basis.

(vii) Dividends from subsidiary and associated companies are recognised when the shareholders' right to receive payment is established, while dividends from other investments are recognised on a cash basis.

(6) Provision for non-performing debts

Specific provisions are made for debts which have been individually reviewed and specifically identified as non-performing.

A general provision for banking operations based on a percentage of the loan portfolio is also made to cover possible losses which are not specifically identified. General provision for securities operations is made based on a percentage of the total amount due from clients after deducting the amount of interest-in-suspense and specific provisions for bad and doubtful debts. These percentages are reviewed annually in the light of past experience and prevailing circumstances and an adjustment is made on the overall general provision, if necessary.

PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(6) Provision for non-performing debts (continued)

An uncollectible loan or portion of a loan classified as bad is written off after taking into consideration the realisable value of collateral, if any, when in the judgement of the management, there is no prospect of recovery.

The Group's provision for non-performing debts is in conformity with the requirements of BNM's 'Guidelines on the Classification of Non-Performing Loans and Provision for Substandard, Bad and Doubtful Debts', as well as the requirements for provision for bad and doubtful debts in Chapter 9 Part 4 of the Rules of KLSE.

(7) Amount recoverable from Danaharta

The total consideration for loans sold to Pengurusan Danaharta Nasional Berhad ('Danaharta') is received in two portions i.e. the first portion upon the sale of the loans ('initial consideration') and the second portion upon the recovery of the loans ('final consideration'). The final consideration represents the banking subsidiary companies' pre-determined share of the surplus over the initial consideration upon recovery of the loans.

The difference between the carrying value of the loans disposed of and the initial consideration is recognised as 'Amount Recoverable from Danaharta'. Provisions against these amounts are made in accordance with BNM's 'Guidelines on the Sale of Non-Performing Loans to Danaharta' issued on 30 April 1999 and reflects the assessment of the directors of the banking subsidiary companies of the realisable value of the final consideration as at the balance sheet date.

(8) Dealing securities

Dealing securities are marketable securities that are acquired and held with the intention of resale in the short term, and are stated at the lower of cost and market value determined on an aggregate basis.

Transfers, if any, between dealing and investment securities are made at the lower of cost and market value.

(9) Investment securities

Investment securities are securities that are acquired and held for yield or capital growth or to meet the minimum liquid assets requirements pursuant to Section 38 of the Banking and Financial Institutions Act, 1989 and are usually held to maturity. Investment securities are accounted for as follows:-

(i) Malaysian Government Securities and Cagamas bonds and Cagamas Mudharabah bearer bonds are stated at cost adjusted for amortisation of premium and accretion of discount to maturity.

(ii) Malaysian Government Treasury Bills, Malaysian Government Investment Certificates and Cagamas notes are stated at cost.

(iii) Quoted shares, unquoted shares, quoted bonds, floating rate notes, floating rate certificates of deposits, promissory notes and other investments are stated at cost less provision for any permanent diminution in value.

Transfers, if any, between dealing and investment securities are made at the lower of cost and market value.

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(10) Fixed assets and depreciation

Fixed assets are stated at cost less accumulated depreciation.

Freehold land, buildings in progress and renovations in progress are not depreciated. Other fixed assets are depreciated on a straight line basis over their estimated useful lives at the following annual depreciation rates:

Leasehold land	Amortised over period of lease
Buildings, renovations and improvements	2% to 20% or lease period
Furniture, fittings, equipment and software	$7^1/_2$% to $33^1/_3$%
Motor vehicles	20% to 25%

(11) Forward exchange contracts

Unmatured forward exchange contracts are valued at forward rates as at balance sheet date, applicable to their respective dates of maturity, and unrealised gains and losses are recognised in the income statement for the year.

(12) Financial futures

Financial futures contracts are valued at the closing market prices as at balance sheet date. The resulting profits and losses are included in the income statement.

(13) Bills and acceptances payable

Bills and acceptances payable represent the banking subsidiary companies' own bills and acceptances rediscounted and outstanding in the market.

(14) Interest rate swaps, futures, forward and option contracts

The banking subsidiary companies act as intermediaries with counterparties who wish to swap their interest obligations. These subsidiary companies also use interest rate swaps, futures, forward and option contracts in their trading account activities and in overall interest rate risk management.

Interest income or interest expense associated with interest rate swaps that qualify as hedges is recognised over the life of the swap agreement as a component of interest income or interest expense. Gains and losses on interest rate swaps, futures, forward and option contracts that qualify as hedges are deferred and amortised over the life of the hedged assets or liabilities as adjustments to interest income or interest expense.

Gains and losses on interest rate swaps, futures, forward and option contracts that do not qualify as hedges are recognised in the current year using the mark-to-market method, and are included in the income statement.

PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(15) Currency conversion and translation

Transactions in foreign currencies are converted into Ringgit Malaysia at the rates of exchange ruling at transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Ringgit Malaysia at rates of exchange approximating to those ruling at that date. Gains or losses on foreign exchange transactions are recognised as income or expenses in the period in which they arise.

The results of foreign operations, subsidiary and associated companies are translated into the Group's reporting currency at average exchange rates for the financial year and the balance sheets are translated at the exchange rates ruling on 30 June. Exchange differences arising from the translation of the net investment in foreign operations are charged to retain profits in shareholders' equity.

The principal closing rates used in translation of foreign currency amounts were as follows:

Foreign currency	2001 RM	2000 RM
1 US Dollar	3.80	3.80
1 Singapore Dollar	2.10	2.20

(16) Deferred taxation

Provision is made for deferred taxation using the liability method in respect of all material timing differences between accounting and taxable profits, except where such differences are not expected to reverse in the foreseeable future. However, where the timing differences give rise to deferred tax benefits, those net benefits are not recognised unless the net benefits relate to interest-in-suspense which could reasonably be realised over a reasonable period.

(17) Repurchase agreements

Securities purchased under resale agreements are securities which the banking subsidiary companies had purchased with a commitment to resell at future dates. The commitment to resell the securities is reflected as an asset on the balance sheet.

Conversely, obligations on securities sold under repurchase agreements are securities which the banking subsidiary companies had sold from their portfolios, with a commitment to repurchase at future dates. The commitment to repurchase the securities is reflected as a liability on the balance sheet.

(18) General insurance underwriting

General insurance underwriting results are determined after taking into account provision for unearned premium and outstanding claims.

Provision or reserves for unearned premiums are calculated in accordance with the fixed percentage method or time apportionment method, where applicable. Provision is made for outstanding claims based on the estimated cost of claims, less reinsurance recoveries in respect of claims notified and include claims incurred but not reported by the balance sheet date ('IBNR'). Provision for IBNR is computed using a mathematical method of estimation and is based on an actuarial valuation carried out by an independent actuarial firm.

PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(19) Leasing, hire purchase and block discounting business

Finance charges earned from leasing, hire purchase and block discounting activities are recognised over the period of the leasing and hire purchase contracts in proportion to the net funds invested.

(20) Finance lease-assets sold under lease

The leasing subsidiary company has adopted the financing method of accounting for leases. Under a finance lease, the present value of the lease payments is recognised as a receivable. The difference between the gross receivable and the present value of the receivable is recognised as unearned income. Lease income is recognised over the term of the lease using the net investment method which reflects a constant periodic rate of return.

(21) Operating lease-assets purchased under lease

Leases of assets under which all the risks and benefits of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight line basis over the period of the lease.

(22) Cash and cash equivalents

Cash and cash equivalents consist of cash and bank balances and short term funds, with original maturity of not more than one month.

(23) Properties under development

Properties under development comprise land and related development expenditure and are stated at cost less provision for permanent diminution in value.

Borrowing costs incurred on external borrowings in respect of developing the properties are capitalised as part of development expenditure until the development is completed or active development is suspended or has ceased.

(24) Real property assets

Real property assets are intended for sale and comprise land and the related development expenditure. Real property assets are stated at cost less provision for permanent diminution in value.

Profit is recognised as soon as it can be estimated reliably. The Group uses the percentage of completion method to determine the appropriate amount to recognise in a given year, the percentage completed is measured by reference to the construction costs incurred to date against the estimated total construction cost for each property assets.

A loss is recognised as soon as it is foreseen. The full amount of anticipated loss, including any loss related to future work, is recognised in the period in which it is identified.

Borrowing costs incurred on external borrowings in respect of developing the properties are capitalised as part of development expenditure until the development is completed or active development is suspended or has ceased.

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

BALANCE SHEETS AS AT 30 JUNE 2001

	Note	Group 2001 RM'000	Group 2000 RM'000	Company 2001 RM'000	Company 2000 RM'000
ASSETS					
Cash and short term funds	2	4,128,968	4,456,321	31,632	15,041
Securities purchased under resale agreements		-	197,780	-	-
Deposits and placements with financial institutions	3	1,239,372	677,854	-	-
Dealing securities	4	4,761,645	4,572,856	-	-
Investment securities	5	5,323,145	5,285,622	17,342	17,452
Loans, advances and financing	6	38,129,922	35,123,847	-	-
Clients' and brokers' balances	7	105,480	300,033	-	-
Investments in subsidiary companies	8	-	-	3,822,450	3,883,133
Investments in associated companies	9	49,796	56,492	-	-
Amount recoverable from Danaharta	10	184,844	457,869	-	-
Tax recoverable		70,718	62,683	49,709	45,216
Other assets	11	398,908	1,284,925	2,431	60,491
Statutory deposits	12	1,019,889	1,204,468	-	-
Unrealised loss on translation of foreign currency loans	13	51,040	102,080	51,040	102,080
Goodwill	14	1,760,515	1,708,889	-	-
Properties under development	15	349,931	355,631	-	-
Real property assets	16	93,651	69,538	-	-
Fixed assets	17	843,934	848,828	318	403
Total assets		58,511,758	56,765,716	3,974,922	4,123,816
LIABILITIES AND SHAREHOLDERS' EQUITY					
Deposits from customers	18	37,881,299	35,694,016	-	-
Deposits and placements of banks and financial institutions	19	4,154,246	4,528,090	-	-
Obligations on securities sold under repurchase agreements		1,834,827	1,942,247	-	-
Bills and acceptances payable		4,768,815	4,354,498	-	-
Clients' and brokers' balances		93,830	265,664	-	-
Other liabilities	20	1,085,285	1,448,765	199,661	142,791
Taxation		497,782	220,882	-	-
Deferred taxation	21	4,285	99,755	-	-
Borrowings	24	3,842,796	3,800,991	2,747,778	2,746,954
Irredeemable Non-cumulative Convertible Preference Shares ('INCPS')	25	1,104,469	1,104,469	-	-
		55,267,634	53,459,377	2,947,439	2,889,745
Minority interests		2,860,417	2,687,804	-	-
Total liabilities		58,128,051	56,147,181	2,947,439	2,889,745

The principal accounting policies set out on pages 11 to 16 and notes on pages 25 to 72 form an integral part of these financial statements.

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

BALANCE SHEETS AS AT 30 JUNE 2001 (CONTINUED)

	Note	Group		Company	
		2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Share capital	26	463,472	463,472	463,472	463,472
Non-distributable reserves	27	1,285,552	1,211,905	902,240	900,322
Accumulated loss	28	(1,365,317)	(1,056,842)	(338,229)	(129,723)
Total shareholders' equity		383,707	618,535	1,027,483	1,234,071
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		58,511,758	56,765,716	3,974,922	4,123,816
COMMITMENTS AND CONTINGENCIES	37	34,277,821	35,233,513	-	-

The principal accounting policies set out on pages 11 to 16 and notes on pages 25 to 72 form an integral part of these financial statements.

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

INCOME STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

	Note	Group 2001 RM'000	Group 2000 RM'000	Company 2001 RM'000	Company 2000 RM'000
Interest income	29	2,800,808	3,031,020	23,883	23,973
Interest expense	30	(1,524,283)	(1,813,880)	(192,267)	(194,122)
Net interest income/(expense)		1,276,525	1,217,140	(168,384)	(170,149)
Income from SPI		48,407	19,178	-	-
		1,324,932	1,236,318	(168,384)	(170,149)
Non-interest income	31	539,201	621,529	21,087	102,936
Net income		1,864,133	1,857,847	(147,297)	(67,213)
Overhead expenses	32	(1,045,797)	(929,921)	(59,841)	(55,750)
Operating profit before loan and financing loss and provision		818,336	927,926	(207,138)	(122,963)
Loan and financing loss and provision	34	(547,286)	(469,147)	-	-
Operating profit/(loss)		271,050	458,779	(207,138)	(122,963)
Share in (loss)/profit of an associated company		(3,315)	9,365	-	-
Profit/(loss) before taxation and zakat		267,735	468,144	(207,138)	(122,963)
Taxation and zakat	35	(204,806)	(205,765)	(1,368)	(881)
Share of taxation of an associated company		-	(2,527)	-	-
Profit/(loss) after taxation and zakat		62,929	259,852	(208,506)	(123,844)
Minority interests		(261,007)	(324,140)	-	-
Loss after taxation, zakat and minority interests		(198,078)	(64,288)	(208,506)	(123,844)
Loss per share (sen)					
- based on loss for the financial year	36	(48.1)	(18.9)		

The principal accounting policies set out on pages 11 to 16 and notes on pages 25 to 72 form an integral part of these financial statements.

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

Group	Note	2001 RM'000	2000 RM'000
SHARE CAPITAL	26		
At the beginning/end of the financial year		463,472	463,472
SHARE PREMIUM			
At the beginning/end of the financial year		887,095	887,095
RESERVE FUNDS	27		
At the beginning of the financial year		311,583	233,528
Currency translation differences		(36)	-
Transfer in respect of statutory requirements		71,765	78,055
At the end of the financial year		383,312	311,583
CAPITAL RESERVE			
At the beginning of the financial year		13,227	-
Issue of Warrants 1999/2002		-	13,502
Issue of Warrants 2001/2002		2,173	-
Warrants issuance expenses written off		(255)	(275)
At the end of the financial year		15,145	13,227
ACCUMULATED LOSS			
At the beginning of the financial year		(1,056,842)	(883,790)
Loss after taxation, zakat and minority interests		(198,078)	(64,288)
Transfer in respect of statutory requirements		(71,765)	(78,055)
Translation reserve		(13,991)	(5,759)
INCPS dividends declared by a subsidiary company		(24,641)	(24,950)
At the end of the financial year		(1,365,317)	(1,056,842)
Total shareholders' equity		383,707	618,535

The principal accounting policies set out on pages 11 to 16 and notes on pages 25 to 72 form an integral part of these financial statements.

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

Company	Note	2001 RM'000	2000 RM'000
SHARE CAPITAL	26		
At the beginning/end of the financial year		463,472	463,472
SHARE PREMIUM			
At the beginning/end of the financial year		887,095	887,095
CAPITAL RESERVE			
At the beginning of the financial year		13,227	-
Issue of Warrants 1999/2002		-	13,502
Issue of Warrants 2001/2002		2,173	-
Warrants issuance expenses written off		(255)	(275)
At the end of the financial year		15,145	13,227
ACCUMULATED LOSS			
At the beginning of the financial year		(129,723)	(5,879)
Loss after taxation		(208,506)	(123,844)
At the end of the financial year		(338,229)	(129,723)
Total shareholders' equity		1,027,483	1,234,071

The principal accounting policies set out on pages 11 to 16 and notes on pages 25 to 72 form an integral part of these financial statements.

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

CASH FLOW STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

Group	2001 RM'000	2000 RM'000
CASH FLOW FROM OPERATING ACTIVITIES		
Profit before taxation and zakat	267,735	468,144
Adjustments for investing and financing items not involving movement of cash and cash equivalents:		
Gain on disposal of unquoted shares in a subsidiary company	(500)	-
Gain on sale of investment	(66,168)	(27,349)
Share in results of an associated company	3,315	(9,365)
Depreciation	101,505	104,022
Accretion of discount less amortisation of premium for investment securities	(32,072)	(81,023)
Amortisation of goodwill	110,201	104,807
Gain on disposal of fixed assets	(2,114)	(3,127)
Fixed assets written off	4,554	25,590
Amortisation of unrealised loss on translation of foreign currency loans	51,040	51,040
Loan and financing loss and provision	547,286	469,147
Interest-in-suspense	252,246	252,667
Provision for/(Writeback of) diminution in value of investment	9,324	(5,747)
Provision for diminution in value of investment properties under development	-	17,000
Interest income from investment securities	(252,724)	(240,977)
Loss from sale of real property asset	1,605	1,519
Unrealised (gain)/loss on exchange differences	(1,490)	4,959
Operating profit before working capital changes	993,743	1,131,307
(Increase)/Decrease in operating assets		
Securities purchased under resale agreements	197,780	(171,746)
Deposits and placement with financial institutions	(218,456)	222,928
Dealing securities	(188,789)	(2,474,317)
Loans, advances and financing	(2,681,009)	752,363
Clients' and brokers' balances	194,553	303,804
Other assets	924,824	1,546,486
Statutory deposits	214,951	9,646
	(562,403)	1,320,471
Increase/(Decrease) in operating liabilities		
Deposits from customers	1,071,523	(61,708)
Deposits and placements of banks and financial institutions	(373,844)	(3,705,281)
Obligations on securities sold under repurchase agreements	(107,420)	283,029
Bills and acceptances payable	414,318	1,147,042
Clients' and brokers' balances	(171,834)	(156,576)
Other liabilities	(396,698)	(233,279)
	436,045	(2,726,773)

The principal accounting policies set out on pages 11 to 16 and notes on pages 25 to 72 form an integral part of these financial statements.

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

CASH FLOW STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001 (CONTINUED)

Group (continued)	Note	2001 RM'000	2000 RM'000
Cash used in operating activities		(126,358)	(1,406,302)
Taxation and zakat paid		(124,721)	(100,324)
Taxation recovered		18,897	-
Net cash used in operating activities		(232,182)	(1,506,626)
CASH FLOW FROM INVESTING ACTIVITIES			
Dividend from an associated company		3,531	5,405
Additional investment in an associated company		(150)	(200)
Purchase net of proceeds from sale of investment securities		133,429	478,794
Purchase of fixed assets		(103,643)	(114,662)
Proceeds from disposal of fixed assets		5,105	21,180
Interest received from investment securities		268,964	141,502
Acquisition of a subsidiary company net of cash acquired	44	(332,328)	-
Proceeds from disposal of a subsidiary company		1,000	133,500
Properties under development		(33,515)	(25,752)
Progress billings received		11,378	94,084
Net cash (used in)/generated from investing activities		(46,229)	733,851
CASH FLOW FROM FINANCING ACTIVITIES			
Proceeds from issuance of INCPS		-	4,469
Drawdown of borrowings		585,890	565,500
Repayment of borrowings		(684,973)	(1,137,272)
Drawdown of bonds		150,000	-
Repayment of bonds		-	(500,000)
Dividend paid to minority interests in subsidiary companies		(39,747)	(99,648)
INCPS dividends paid to other shareholders by a subsidiary company		(63,530)	(61,511)
Proceeds from issuance of warrants		1,918	13,227
Proceeds from rights issue of a subsidiary company		1,500	-
Net cash used in financing activities		(48,942)	(1,215,235)
Net decrease in cash and cash equivalents		(327,353)	(1,988,010)
Cash and cash equivalents at the beginning of the financial year		4,456,321	6,444,331
Cash and cash equivalents at the end of the financial year	2	4,128,968	4,456,321

The principal accounting policies set out on pages 11 to 16 and notes on pages 25 to 72 form an integral part of these financial statements.

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

CASH FLOW STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

Company	Note	2001 RM'000	2000 RM'000
CASH FLOW FROM OPERATING ACTIVITIES			
Loss before taxation		(207,138)	(122,963)
Adjustments for investing and financing items and items not involving the movement of cash and cash equivalents :			
Depreciation		85	85
Interest income		(23,883)	(23,973)
Interest expense		192,268	194,122
Dividend income		(20,933)	(102,562)
Inter-company transfer of fixed assets		-	24
Amortisation of unrealised loss on translation of foreign currency loans		51,040	51,040
Operating loss before working capital changes		(8,561)	(4,227)
Increase in inter-company balances		60,683	91,587
(Increase)/Decrease in current assets		(31)	623
Increase/(Decrease) in current liabilities		4,030	(1,921)
Cash generated from operations		56,121	86,062
Taxation paid		-	(3,274)
Net cash generated from operating activities		56,121	82,788
CASH FLOW FROM INVESTING ACTIVITIES			
Interest income received		23,883	23,973
Dividend from subsidiary companies		73,234	30,574
Dividend from investment securities		39	20
Net cash generated from investing activities		97,156	54,567
CASH FLOW FROM FINANCING ACTIVITIES			
Interest expense paid		(139,428)	(144,819)
Proceeds from issuance of warrants		1,918	13,227
Drawdown of borrowings		247,920	4,000
Repayment of borrowings		(247,096)	(52,545)
Net cash used in financing activities		(136,686)	(180,137)
Net increase/(decrease) in cash and cash equivalents		16,591	(42,782)
Cash and cash equivalents at the beginning of the financial year		15,041	57,823
Cash and cash equivalents at the end of the financial year	2	31,632	15,041

The principal accounting policies set out on pages 11 to 16 and notes on pages 25 to 72 form an integral part of these financial statements.

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 30 JUNE 2001

1 PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The Company is domiciled in Malaysia. The principal activities of the Company's subsidiary and associated companies are as disclosed in Notes 8 and 9 to the financial statements respectively.

There have been no significant changes in these principal activities during the financial year.

2 CASH AND SHORT TERM FUNDS

	Group		Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Cash and balances with banks and other financial institutions	605,693	498,833	60	63
Money at call and deposit placements maturing within one month	3,523,275	3,957,488	31,572	14,978
	4,128,968	4,456,321	31,632	15,041

Included in cash and balances with banks and other financial institutions of the Group are trust accounts totalling RM18,223,000 (2000: RM30,003,000) maintained by the securities subsidiary companies in trust for clients.

Included in money at call and deposit placements of the Group and Company is RM16,000,000 (2000: RMNil) pledged as security for RM800 million Redeemable Non-Convertible Bonds.

Included in money at call and deposit placements of the Group are trust accounts totalling RM1,550,000 (2000: RM1,050,000) maintained by a securities subsidiary company in trust for clients.

Money at call and deposit placements amounting to RM4,000,000 (2000: RM4,000,000) for the Group are pledged to the licensed banks concerned as securities for facilities granted to the subsidiary companies.

3 DEPOSITS AND PLACEMENTS WITH FINANCIAL INSTITUTIONS

	Group		Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Licensed banks	1,030,154	256,108	-	-
Licensed finance companies	9,000	27	-	-
Other financial institutions	200,218	421,719	-	-
	1,239,372	677,854	-	-

Deposits placed with licensed banks amounting to RM1,852,000 (2000: RM348,000) for the Group is pledged to the licensed banks concerned as security for facilities granted to the subsidiary companies.

Deposit and placements with financial institutions amounting to RM15,230,000 (2000: RM24,254,000) for the Group comprised the following deposits held in trust by securities subsidiary companies:

	Group	
	2001 RM'000	2000 RM'000
Deposits held in trust for:		
- remisiers	15,210	24,234
- clients	20	20
	15,230	24,254

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 30 JUNE 2001 (CONTINUED)

4 DEALING SECURITIES

	Group	
	2001 RM'000	2000 RM'000
Money Market Instruments:		
Quoted		
Malaysian government securities	862,690	393,314
Cagamas bonds	90,495	-
Private debt securities	189,359	141,208
Shares	27,142	8,265
Government Investment Issued	4,521	-
Other governments' securities	72,247	-
Unquoted		
Malaysian government treasury bills	120,113	89,879
Cagamas notes	275,804	587,588
Bank Negara Malaysia bills	754,074	829,593
Danamodal bonds	105,738	79,823
Danaharta bonds	8,289	-
Khazanah bonds	-	14,359
Negotiable instruments of deposit	1,238,920	1,349,574
Bankers' acceptances and Islamic accepted bills	595,192	732,378
Promissory notes	22,112	62,289
Private debt securities	394,949	284,586
Total dealing securities	4,761,645	4,572,856
Market Value of Quoted Money Market Instruments:		
Malaysian government securities	867,770	398,590
Cagamas bonds	90,781	-
Private debt securities	195,120	150,461
Shares	27,206	8,267
Government Investment Issued	4,523	-
Other governments' securities	72,320	-

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 30 JUNE 2001 (CONTINUED)

5 INVESTMENT SECURITIES

	Group		Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Money Market Instruments:				
Quoted				
Malaysian government securities	429,816	569,491	-	-
Cagamas bonds and Cagamas Mudharabah bonds	934,675	678,597	-	-
Malaysian government investment certificates	168,540	261,660	-	-
Other governments' securities	261,400	155,059	-	-
Other Bonds	136,773	-	-	-
Unquoted				
Malaysian government treasury bills	228,461	-	-	-
Singapore government treasury bills	116,855	8,542	-	-
Cagamas notes	106,233	223,718	-	-
Danamodal bonds	-	435,742	-	-
Danaharta bonds	157,886	683,846	-	-
Bankers' acceptances and Islamic accepted notes	513,562	752,304	-	-
Negotiable instruments of deposits	170,445	80,085	-	-
Promissory notes	6,572	5,974	-	-
Private debt securities	1,091,269	-	-	-
Bank Negara Malaysia bills	-	359,560	-	-
Other governments' securities	162,199	71,786	-	-
	4,484,686	4,286,364	-	-
Quoted Securities:				
In Malaysia				
Bonds	65,854	65,854	-	-
Warrants	26,923	25,308	16,084	16,084
Corporate loans stock	46,932	41,151	-	-
Shares	115,092	86,414	-	-
Outside Malaysia				
Bonds	87,477	132,034	-	-
Floating rate notes	127,620	244,673	-	-
Shares	1,400	327	-	-
Unquoted Securities:				
In Malaysia				
Promissory notes	375	375	-	-
Floating rate notes	75,525	75,310	-	-
Bonds	12,285	33,275	-	-
Private debt securities	45,563	67,275	-	-
Corporate loans stock	28,497	-	-	-
Shares	8,815	175,595	1,258	1,368
Others	170,024	500	-	-
Outside Malaysia				
Shares	4,953	4,820	-	-
Bonds	19,000	15,200	-	-
Floating rate notes	11,280	11,280	-	-
	5,332,301	5,265,755	17,342	17,452
Accretion of discount less amortisation of premium	112,417	139,599	-	-
Provision for diminution in value of investment securities	(121,573)	(119,732)	-	-
	5,323,145	5,285,622	17,342	17,452

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 30 JUNE 2001 (CONTINUED)

5 INVESTMENT SECURITIES (CONTINUED)

	Group		Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
(i) Market Value of Quoted Money Market Instruments and Quoted Securities:				
In Malaysia				
Malaysian government securities	456,460	592,849	-	-
Cagamas bonds and Cagamas Mudharabah bonds	935,346	685,513	-	-
Malaysian government investment securities	171,945	262,026	-	-
Bonds	167,702	60,249	-	-
Warrants	28,312	72,865	24,286	66,487
Corporate loans stock	23,792	32,818	-	-
Shares	69,401	61,280	-	-
Outside Malaysia				
Other governments' securities	105,839	154,136	-	-
Bonds	87,508	116,150	-	-
Floating rate notes	59,674	166,283	-	-
Shares	954	125	-	-
(ii) The maturity structure of Money Market Instruments held for investment is as follows:				
Maturing within one year	1,538,906	1,986,973	-	-
One year to three years	1,751,589	376,451	-	-
Three years to five years	262,147	1,137,020	-	-
Over five years	932,044	785,920	-	-
	4,484,686	4,286,364	-	-

6 LOANS, ADVANCES AND FINANCING

	Group	
	2001	2000
	RM'000	RM'000
Overdrafts	6,332,328	6,130,282
Term loans		
- fixed rate	1,388,852	1,263,663
- floating rate	23,488,310	22,597,607
Credit /charge card receivables	179,289	161,219
Bills receivable	643,686	630,731
Trust receipts	616,073	495,321
Staff loans		
- directors	434	1,194
- others	243,277	207,052
Block financing	21,948	11,368
Floor stocking	1,244	1,592
Factoring debtors	1,505	2,566
Hire purchase debtors	1,622,247	1,031,420
Lease debtors		
- lease receivables	515,004	147,514
- guaranteed residual value	47,880	51,505
Revolving credit	1,240,911	858,497
Claims on customers under acceptance credits	5,072,383	4,363,379
	41,415,371	37,954,910
Less: Unearned interest and income	(268,554)	(144,255)
Gross loans, advances and financing	41,146,817	37,810,655
Provision for bad and doubtful debts		
- Specific	(1,570,805)	(1,462,786)
- General	(711,652)	(688,981)
Interest-in-suspense/income-in-suspense	(734,438)	(535,041)
Net loans, advances and financing	38,129,922	35,123,847

(i) The maturity structure of loans, advances and financing is as follows:

Maturing within one year	23,160,848	21,705,383
One year to three years	3,193,359	2,901,480
Three years to five years	3,445,090	3,206,843
Over five years	11,347,520	9,996,949
	41,146,817	37,810,655

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 30 JUNE 2001 (CONTINUED)

6 LOANS, ADVANCES AND FINANCING (CONTINUED)

(ii) Loans, advances and financing analysed by their economic sectors are as follows:

	Group	
	2001 RM'000	2000 RM'000
Agriculture	2,067,061	1,463,481
Mining and quarrying	131,932	114,072
Manufacturing	10,902,306	10,043,649
Electricity, gas and water	1,224,847	1,280,724
Construction	3,765,784	3,497,478
Real estate	2,231,655	2,040,132
Purchase of landed property of which:		
(i) Residential	5,468,123	4,475,775
(ii) Non-residential	1,577,542	1,625,495
General commerce	4,323,428	3,803,681
Transport, storage and communication	930,889	1,414,031
Finance, insurance and business services	3,277,335	2,940,359
Purchase of securities of which:		
(i) Unit trust	428,680	428,386
(ii) Non unit trust	917,963	1,129,247
Purchase of transport vehicles	679,675	495,225
Consumption credit	1,191,091	1,176,415
Others	2,028,506	1,882,505
	41,146,817	37,810,655

(iii) Movements in the non-performing loans (including interest receivables) are as follows:

	2001 RM'000	2000 RM'000
Balance as at beginning of financial year	3,133,240	3,081,290
Amount arising from acquisition of subsidiary companies	136,042	-
Non-performing during the financial year	3,297,155	3,040,591
Recoveries	(508,578)	(157,859)
Non-performing reclassified as performing	(954,685)	(1,950,248)
Amount written off	(195,609)	(85,505)
Exchange difference	(1,377)	2,900
Amount sold to Danaharta	-	(176,969)
Amount sold to Danaharta Managers (see below)	-	(620,960)
Amount converted to investment securities	(47,865)	-
Restructuring of loans	(89,256)	-
Balance as at end of financial year	4,769,067	3,133,240
Net non-performing loans	2,494,501	1,143,765
% to net loans, advances and financing	6.38	3.15

As part of the agreement with BNM for the acquisition by RHB Bank Berhad ('RHB Bank') of Sime Bank Berhad ('Sime Bank'), RHB Bank had the option to remove non-performing loans ('NPLs') along with their associated specific provisions and interest-in-suspense from Sime Bank prior to its acquisition by RHB Bank and for a period up to 31 December 1999. The NPLs were removed by selling them to Danaharta Managers Sdn Bhd ('Danaharta Managers'). The amount sold to Danaharta Managers in the period from 1 July 1999 to 31 December 1999 is disclosed above.

6 LOANS, ADVANCES AND FINANCING (CONTINUED)

(iv) Movements in the provision for non-performing debts and interest-in-suspense accounts are as follows:

	Group	
	2001	2000
	RM'000	RM'000
Specific provision		
Balance as at beginning of financial year	1,462,786	1,180,462
Amount arising from acquisition of subsidiary companies	63,745	-
Provisions made during the financial year	421,511	524,933
Transfer to provision for diminution in value of investment securities	(30,686)	(41,991)
Amounts written back in respect of recoveries	(156,690)	(88,180)
Amounts written off	(173,388)	(68,463)
Exchange difference	(796)	354
Amounts transferred from general provision	-	24,703
Amounts transferred from provision for commitments and contingencies	-	20,730
Amount sold to Danaharta	-	(89,762)
Specific provision reclassified to other assets	(3,367)	-
Restructuring of loans	(12,310)	-
Balance as at end of financial year	1,570,805	1,462,786
General provision		
Balance as at beginning of financial year	688,981	827,816
Amount arising from the acquisition of subsidiary companies	14,536	-
Return of ex-Sime Bank general provision (see below)	(65,000)	(73,084)
Provisions/(Writeback) made during the financial year	74,885	(40,730)
Exchange difference	(1,750)	(318)
Amount transferred to specific provision	-	(24,703)
Balance as at end of financial year	711,652	688,981
% of total loans less specific provision and interest-in-suspense/income-in-suspense	1.83	1.92

As RHB Bank acquired a performing loan portfolio ('clean loan portfolio') from Sime Bank, the Sime Bank Agreement allowed for a RM200 million general provision to be included in the vesting of Sime Bank's assets and liabilities and this is included in RHB Bank's general provision reserves as at 30 June 1999. The RM200 million will be returned to BNM as RHB Bank builds up its own general provision on the clean loan portfolio over a three year period as allowed in the Sime Bank Agreement. As at 30 June 2001, RHB Bank has returned RM138.1 million to BNM, leaving a balance of RM61.9 million. Interest at the declared intervention rate is charged from 1 July 1999 on the outstanding amount due to BNM and is payable on a semi-annual basis.

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 30 JUNE 2001 (CONTINUED)

6 LOANS, ADVANCES AND FINANCING (CONTINUED)

	Group	
	2001 RM'000	2000 RM'000
Interest-in-suspense		
Balance as at beginning of financial year	535,041	349,268
Amount arising from acquisition of subsidiary companies	22,700	-
Interest suspended during the financial year	403,359	390,679
Transfer to provision for diminution in value of investment securities	(14,850)	-
Amounts written back in respect of recoveries	(163,428)	(134,316)
Amounts written off	(44,397)	(23,193)
Exchange difference	(43)	(2)
Interest-in-suspense reclassified to other asset	(3,944)	-
Amount sold to Danaharta	-	(27,715)
Amount sold to Danaharta Managers	-	(19,680)
Balance as at end of financial year	734,438	535,041

7 CLIENTS' AND BROKERS' BALANCES

Clients' and brokers' balances are stated net of provisions for doubtful debts and interest-in-suspense of RM69,015,000 (2000: RM76,670,000) and RM69,893,000 (2000: RM52,537,000) respectively.

8 INVESTMENTS IN SUBSIDIARY COMPANIES

	Company	
	2001 RM'000	2000 RM'000
In Malaysia		
Quoted shares, at cost	3,927,823	3,927,823
Unquoted shares, at cost	154,292	154,242
Amount due from subsidiary companies	321,344	262,985
	4,403,459	4,345,050
Amount due to subsidiary companies	(581,009)	(461,917)
	3,822,450	3,883,133
Market value of quoted shares	2,030,780	4,177,004

The amount due from and to subsidiary companies is unsecured, bears interest at 2% (2000: 2%) per annum above the cost of funds of the respective subsidiary companies and have no fixed term of repayment.

Quoted shares in subsidiary companies are utilised as security for the revolving credit facility, overdraft facility and the RM800 million Redeemable Non-convertible Bonds.

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 30 JUNE 2001 (CONTINUED)

8 INVESTMENTS IN SUBSIDIARY COMPANIES (CONTINUED)

The details of the subsidiary companies are shown as follows:

Name of Company	Country of incorporation	Paid-up share capital (in RM unless otherwise stated)	Equity 2001 %	Interest 2000 %	Principal activities
Direct subsidiary companies of Rashid Hussain Berhad					
RHB Capital Berhad	Malaysia	1,823,468,070	55.4	55.4	Investment holding
RHB Property Management Sdn Bhd	Malaysia	500,000	100	100	Property management
Putrade Property Management Sdn Bhd	Malaysia	100,000	100	100	Property management
RHB-DAEWOO Sdn Bhd	Malaysia	186,508,950	80	80	Property investment
Bandar Wawasan Management Sdn Bhd	Malaysia	2	100	100	Dormant
RHB Kawal Sdn Bhd	Malaysia	1,500,000	100	100	Security services
RHB Health Care Sdn Bhd	Malaysia	2	100	100	Consultancy services
RHB Management Company Sdn Bhd	Malaysia	150,000	100	100	Management and consultancy services
RHB Modal-Ekuiti Sdn Bhd	Malaysia	3,000,000	100	100	Equity investment and services
RHB Al-Tawfeek Management Sdn Bhd [1]	Malaysia	2	-	100	Dormant
M.E.V. Capital Sdn Bhd [1]	Malaysia	2	-	100	Dormant
Malaysian Mint Sdn Bhd	Malaysia	2	100	100	Dormant
Spektra Perkasa Sdn Bhd	Malaysia	2	100	100	Dormant

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS – 30 JUNE 2001 (CONTINUED)

8 INVESTMENTS IN SUBSIDIARY COMPANIES (CONTINUED)

Name of Company	Country of incorporation	Paid-up share capital (in RM unless otherwise stated)	Equity 2001 %	Interest 2000 %	Principal activities
Subsidiary companies of RHB Capital Berhad					
RHB Bank Berhad	Malaysia	1,949,985,976	70	70	Commercial banking
RHB Bank (L) Ltd	Malaysia	USD54,000,000	100	100	Offshore banking
RHB Capital Nominees (Tempatan) Sdn Bhd	Malaysia	10,000	100	100	Nominee services for Malaysian beneficial shareholders
RHB Capital Nominees (Asing) Sdn Bhd	Malaysia	10,000	100	100	Nominee services for foreign beneficial shareholders
UMBC Sdn Bhd	Malaysia	499,999,818	100	100	Dormant
RHB Finance Ltd [2, 10]	Singapore	S$19,000,000	100	100	Finance Company
Banfora Pte Ltd [2]	Singapore	S$25,000,000	51	51	Property investment and rental
RHB Bank Nominees Pte Ltd	Singapore	S$100,000	100	100	Nominee services
USB Nominees Sdn Bhd	Malaysia	10,000	100	100	Dormant
USB Nominees (Tempatan) Sdn Bhd	Malaysia	10,000	100	100	Dormant
USB Nominees (Asing) Sdn Bhd	Malaysia	10,000	100	100	Dormant
RHB Delta Finance [3, 9] Berhad (formerly known as Delta Finance Berhad)	Malaysia	70,000,000	100	-	Finance company
RHB Delta Nominees [9] (Tempatan) Sdn Bhd (formerly known as Delta Finance Nominees (Tempatan) Sdn Bhd)	Malaysia	10,000	100	-	Dormant

8 INVESTMENTS IN SUBSIDIARY COMPANIES (CONTINUED)

Name of Company	Country of incorporation	Paid-up share capital (in RM unless otherwise stated)	Equity 2001 %	Interest 2000 %	Principal activities
INFB Jaya Berhad [9] (formerly known as Interfinance Berhad)	Malaysia	50,000,000	100	-	Dormant
RHB Trade Services Limited [4]	Hong Kong	HK$2	100	-	Processing of letters of credit reissuance favouring Hong Kong beneficiaries
RHB Bena Sdn Bhd	Malaysia	5,000,000	100	100	Investment holding
RHBF Sdn Bhd	Malaysia	148,145,176	100	100	Investment holding
KYF Sdn Bhd	Malaysia	50,000,000	100	100	Dormant
Kwong Yik Nominees (Tempatan) Sdn Bhd	Malaysia	10,000	100	100	Dormant
Kwong Yik Nominees (Asing) Sdn Bhd	Malaysia	10,000	100	100	Dormant
RHB Insurance Brokers Sdn Bhd [5]	Malaysia	500,000	-	100	Insurance broking
KYB Trust Management Sdn Bhd	Malaysia	2	100	100	Dormant
RHB Sakura Merchant Bankers Berhad	Malaysia	338,646,000	51	51	Merchant banking
RHB Unit Trust Management Berhad [6]	Malaysia	2,000,000	51	51	Management of unit trust funds
RHB Merchant Nominees (Tempatan) Sdn Bhd	Malaysia	10,000	100	100	Nominee services for Malaysian beneficial shareholders
RHB Merchant Nominees (Asing) Sdn Bhd	Malaysia	10,000	100	100	Nominee services for foreign beneficial shareholders

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 30 JUNE 2001 (CONTINUED)

8 INVESTMENTS IN SUBSIDIARY COMPANIES (CONTINUED)

Name of Company	Country of incorporation	Paid-up share capital (in RM unless otherwise stated)	Equity 2001 %	Interest 2000 %	Principal activities
RHB Venture Capital Sdn Bhd	Malaysia	2	100	100	Dormant
RHB Holdings Sdn Bhd	Malaysia	2	100	100	Dormant
Semara Jaya Sdn Bhd	Malaysia	2	100	100	Dormant
RHB Dynamic Technologies Sdn Bhd	Malaysia	100,000	100	100	Dormant
RHB Leasing Sdn Bhd	Malaysia	10,000,000	70	70	Leasing and hire purchase
RHB Insurance Berhad	Malaysia	100,000,000	79.5	75	General insurance
RHB International Trust (Labuan) Sdn Bhd	Malaysia	150,000	100	100	Offshore trust company
RHB Capital Properties Sdn Bhd	Malaysia	21,800,000	100	100	Property investment
RHB Hartanah Sdn Bhd	Malaysia	100,000	100	100	Property investment
Rashid Hussain Securities Sdn Bhd	Malaysia	200,000,000	100	100	Stockbroking
RHB Nominees Sdn Bhd	Malaysia	25,000	100	100	Nominees and custodian services
RHB Nominees (Asing) Sdn Bhd	Malaysia	25,000	100	100	Nominees and custodian services for foreign beneficial shareholders
RHB Nominees (Tempatan) Sdn Bhd	Malaysia	25,000	100	100	Nominees and custodian services for Malaysian beneficial shareholders
Rashid Hussain Asset Management Sdn Bhd	Malaysia	2,000,000	100	100	Asset management
RHAM Private Equity Management Sdn Bhd [1]	Malaysia	2	-	100	Dormant

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 30 JUNE 2001 (CONTINUED)

8 INVESTMENTS IN SUBSIDIARY COMPANIES (CONTINUED)

Name of Company	Country of incorporation	Paid-up share capital (in RM unless otherwise stated)	Equity 2001 %	Interest 2000 %	Principal activities
RHAM Private Equity Ventures Sdn Bhd [1]	Malaysia	2	-	100	Dormant
RHB Research Institute Sdn Bhd	Malaysia	500,000	100	100	Research services
RHB Equities Sdn Bhd	Malaysia	20,000,000	100	100	Equity related services
KYB Sdn Bhd	Malaysia	1,735,137,489	100	100	Dormant
RHB Futures Sdn Bhd	Malaysia	13,500,000	100	100	Futures and options broker
RHB Marketing Services Sdn Bhd	Malaysia	100,000	100	100	Investment holding
Straits Asset Holdings Sdn Bhd	Malaysia	45,000,000	63	63	Investment holding
Straits Futures Sdn Bhd	Malaysia	5,000,000	100	100	Futures and options broker
Straits Securities Sdn Bhd	Malaysia	40,000,000	100	100	Stockbroking
Straits Nominees (Tempatan) Sdn Bhd	Malaysia	25,000	100	100	Nominees and custodian services for Malaysian beneficial shareholders
Straits Nominees (Asing) Sdn Bhd	Malaysia	25,000	100	100	Nominees and custodian services for foreign beneficial shareholders
Straits-G.K. Goh Research Sdn Bhd	Malaysia	500,000	100	100	Research services
RHB Asia Pte Ltd [2]	Singapore	S$12,000,000	100	100	Investment holding
RHB Capital (Jersey) Limited	Jersey, Channel Islands	GBP4,012	100	100	Investment holding

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 30 JUNE 2001 (CONTINUED)

8 INVESTMENTS IN SUBSIDIARY COMPANIES (CONTINUED)

Name of Company	Country of Incorporation	Paid-up share capital (in RM unless otherwise stated)	Equity 2001 %	Interest 2000 %	Principal activities
Rashid Hussain Securities Limited [2,7]	United Kingdom	GBP3,250,000	100	100	Dormant
Rashid Hussain Securities Inc [8]	United States of America	USD650,000	-	100	Dormant
Rashid Hussain Securities (Philippines) Inc [2]	Philippines	PHP180,000,000	100	100	Stockbroking
PT Rashid Hussain Securities [2]	Indonesia	IDR35,000,000,000	85	85	Stockbroking
RHB Overseas Limited	Jersey, Channel Islands	GBP100	100	100	Investment holding
RHB Management Services (Jersey) Limited	Jersey, Channel Islands	GBP 12	100	100	Management services

1 The company has been struck off from the register by the Registrar of Companies pursuant to Section 308(4) of the Companies Act, 1965.

2 Subsidiary companies audited by overseas firms associated with PricewaterhouseCoopers, Malaysia.

3 On 27 October 2000, RHB Bank acquired 100% equity interest in Delta Finance Berhad and 90% equity interest in Interfinance Berhad. The compulsory acquisition of the remaining 10% of the issued and paid-up share capital of Interfinance Berhad was completed on 18 December 2000. On 1 December 2000, the finance company business of Interfinance Berhad was merged with Delta Finance Berhad. Effective 8 January 2001, the finance company business of Delta Finance Berhad is conducted under the new name of RHB Delta Finance Berhad.

4 On 6 June 2001, RHB Bank incorporated a wholly owned subsidiary in Hong Kong.

5 The company has ceased to be a subsidiary company of the Group as it was disposed of on 2 March 2001.

6 49% is held directly by RHB Capital Berhad and 51% is held by RHB Sakura Merchant Bankers Berhad.

7 On 11 April 2001, an application has been made to the Registrar of Companies of England and Wales for the company to be struck-off.

8 On 23 January 2001, the company has been dissolved in accordance with the General Corporation Law of the State of Delaware, United States of America.

9 Subsidiary companies not audited by PricewaterhouseCoopers.

10 The finance company business of RHB Finance Ltd was disposed of to RHB Bank and merged with RHB Bank, Singapore operations on 6 August 2001. The name was changed to RHB Investment Ltd on the same date. The principal activity after the name change is property investment and rental.

9 INVESTMENTS IN ASSOCIATED COMPANIES

	Group 2001 RM'000	Group 2000 RM'000
Unquoted		
Share of net tangible assets/cost		
- in Malaysia	11,645	11,556
- outside Malaysia	38,151	44,936
	49,796	56,492
The above carrying value is represented by:		
Cost	44,684	44,534
Share of post acquisition profits	5,112	11,958
	49,796	56,492

The details of the associated companies are as follows:

Name of Company	Country of Incorporation	Paid-up share capital (in RM unless otherwise stated)	Equity 2001 %	Interest 2000 %	Principal activities
Positive Properties Sdn Bhd	Malaysia	23,000,000	50	50	Property investment
RHB-Cathay Securities Pte Ltd	Singapore	S$30,000,000	49	49	Stockbroking
RHB-Cathay Research Pte Ltd	Singapore	S$250,000	100	100	Research services
RHB-Cathay Nominees Pte Ltd	Singapore	S$2	100	100	Nominee services

10 AMOUNT RECOVERABLE FROM DANAHARTA

	Group 2001 RM'000	Group 2000 RM'000
Balance as at the beginning of the financial year	457,869	581,531
Amount arising during the financial year	1,222	30,766
Provision made during the financial year	(256,070)	(154,428)
Amount arising from the acquisition of subsidiary companies	10	-
Amount recovered	(18,187)	-
Balance as at the end of the financial year	184,844	457,869

11 OTHER ASSETS

	Group		Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Other debtors, deposits and prepayments	187,710	374,052	2,431	60,491
Accrued interest receivable	95,481	83,845	-	-
Foreclosed property	1,504	1,488	-	-
Amount recoverable from BNM	114,213	825,540	-	-
	398,908	1,284,925	2,431	60,491

The amount recoverable from BNM comprises mainly balances for outstanding matters in relation to the merger of RHB Bank and Sime Bank.

12 STATUTORY DEPOSITS

The non-interest bearing statutory deposits relate to the banking and finance subsidiary companies and are maintained with BNM in compliance with Section 37(1)(c) of the Central Bank of Malaysia Act, 1958 (revised – 1994), Ministry of Finance of Negara Brunei Darussalam in compliance with Section 6A of Banking Act, and with the Monetary Authority of Singapore in compliance with Banking Act, Cap. 19 and Singapore Finance Companies Act, Cap. 108. The amounts are determined by the respective authorities.

13 UNREALISED LOSS ON TRANSLATION OF FOREIGN CURRENCY LOANS

	Group and Company	
	2001 RM'000	2000 RM'000
Unrealised translation loss		
At the beginning/end of the financial year	255,200	255,200
Amortisation of unrealised translation loss		
At the beginning of the financial year	153,120	102,080
Amortisation for the financial year	51,040	51,040
	204,160	153,120
Net balance at the end of the financial year (Note 32)	51,040	102,080

14 GOODWILL

	Group	
	2001 RM'000	2000 RM'000
Balance as at beginning of the financial year	1,708,889	1,813,696
Amount arising from the acquisition of subsidiary companies	161,827	-
Amortisation for the financial year	(110,201)	(104,807)
Balance as at end of the financial year	1,760,515	1,708,889

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 30 JUNE 2001 (CONTINUED)

15 PROPERTIES UNDER DEVELOPMENT

	Group	
	2001 RM'000	2000 RM'000
Investment properties:		
Freehold land, at cost	114,561	114,561
Development expenditure	313,799	319,499
	428,360	434,060
Less: Provision for permanent diminution in value of investment	(78,429)	(78,429)
	349,931	355,631

The properties under development and real property assets (Note 16) have been pledged as collateral for the Company's and a subsidiary company's short term borrowings.

16 REAL PROPERTY ASSETS

	Group	
	2001 RM'000	2000 RM'000
Freehold land, at cost	12,468	12,468
Development expenditure	114,541	90,428
	127,009	102,896
Less: Provision for diminution in value of investment	(33,358)	(33,358)
	93,651	69,538

Development expenditure incurred during the financial year includes the following charges:

Depreciation	7	9
Interest expense	5,882	4,883

NOTES TO THE FINANCIAL STATEMENTS - 30 JUNE 2001 (CONTINUED)

17 FIXED ASSETS

Group 2001	Freehold Land, Buildings and Renovations RM'000	Leasehold Land and Buildings RM'000	Buildings, Renovation and Improvements RM'000
Cost			
At the beginning of the financial year	328,548	200,784	194,647
On acquisition of subsidiary companies	7,514	-	-
Additions	13,933	4,326	4,041
Disposals	(1,604)	(280)	(487)
Write-offs	(2,705)	(6,452)	-
Exchange difference	(1,107)	(5,398)	(55)
Reclassification	(959)	(1,222)	-
At the end of the financial year	343,620	191,758	198,146
Accumulated Depreciation			
At the beginning of the financial year	67,528	16,460	13,517
On acquisition of subsidiary companies	2,119	-	-
Charge for the financial year	13,546	1,989	3,934
Disposals	(272)	(28)	(299)
Write-offs	(2,158)	(5,488)	-
Exchange difference	(348)	(64)	(49)
Reclassification	2,352	(2,502)	-
At the end of the financial year	82,767	10,367	17,103
Net Book Value	260,853	181,391	181,043

Group 2001	Furniture, Fittings, Equipment and Software RM'000	Motor Vehicles RM'000	Total RM'000
Cost			
At the beginning of the financial year	612,649	51,066	1,387,694
On acquisition of subsidiary companies	8,325	1,698	17,537
Additions	80,277	1,066	103,643
Disposals	(929)	(3,049)	(6,349)
Write-offs	(87,115)	(16)	(96,288)
Exchange difference	(810)	(184)	(7,554)
Reclassification	2,181	-	-
At the end of the financial year	614,578	50,581	1,398,683
Accumulated Depreciation			
At the beginning of the financial year	404,838	36,523	538,866
On acquisition of subsidiary companies	6,712	1,580	10,411
Charge for the financial year	76,054	5,990	101,513
Disposals	(480)	(2,163)	(3,242)
Write-offs	(84,074)	(14)	(91,734)
Exchange difference	(486)	(118)	(1,065)
Reclassification	150	-	-
At the end of the financial year	402,714	41,798	554,749
Net Book Value	211,864	8,783	843,934

17 FIXED ASSETS (CONTINUED)

Group 2000	Freehold Land, Buildings and Renovations RM'000	Leasehold Land and Buildings RM'000	Buildings, Renovation and Improvements RM'000
Cost	328,548	200,784	194,647
Accumulated Depreciation	(67,528)	(16,460)	(13,517)
Net Book Value	261,020	184,324	181,130

2000	Furniture, Fittings, Equipment and Software RM'000	Motor Vehicles RM'000	Total RM'000
Cost	612,649	51,066	1,387,694
Accumulated Depreciation	(404,838)	(36,523)	(538,866)
Net Book Value	207,811	14,543	848,828

The net book values of the short term and long term leasehold land and buildings are RM1,726,000 (2000: RM1,771,000) and RM179,665,000 (2000: RM182,553,000) respectively.

As at 30 June 2001, a property costing RM239,700,000 (2000: RM239,700,000) belonging to the Group has been charged as collateral for a subsidiary company's short term loan.

Company 2001	Buildings, Renovation and Improvements RM'000	Furniture, Fittings, Equipment and Software RM'000	Total RM'000
Cost			
At the beginning/end of the financial year	703	65	768
Accumulated Depreciation			
At the beginning of the financial year	325	40	365
Charge for the financial year	72	13	85
At the end of the financial year	397	53	450
Net Book Value	306	12	318

Company 2000	Buildings Renovation and Improvements RM'000	Furniture, Fittings, Equipment and Software RM'000	Total RM'000
Cost	703	65	768
Accumulated Depreciation	(325)	(40)	(365)
Net Book Value	378	25	403

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 30 JUNE 2001 (CONTINUED)

18 DEPOSITS FROM CUSTOMERS

	Group	
	2001 RM'000	2000 RM'000
Demand deposits	7,403,243	5,812,246
Savings deposits	2,944,311	2,561,388
Fixed deposits	27,057,190	26,987,332
Promissory notes	171,555	288,050
Negotiable instruments of deposit	305,000	45,000
	37,881,299	35,694,016

(i) The maturity structure of fixed deposits, promissory notes and negotiable instruments of deposit is as follows:

Due within six months	21,446,159	20,035,656
Six months to one year	4,816,366	6,628,119
One year to three years	1,247,414	655,382
Three years to five years	23,593	1,225
Over five years	213	-
	27,533,745	27,320,382

(ii) The deposits are sourced from the following classes of customers:

Business enterprises	20,739,905	19,168,664
Individuals	14,495,421	13,226,034
Others	2,645,973	3,299,318
	37,881,299	35,694,016

19 DEPOSITS AND PLACEMENTS OF BANKS AND FINANCIAL INSTITUTIONS

Licensed banks	2,457,625	2,653,402
Licensed finance companies	228,800	173,750
Other financial institutions	1,467,821	1,700,938
	4,154,246	4,528,090

20 OTHER LIABILITIES

	Group		Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
General insurance fund (Note 22)	58,697	55,232	-	-
Provision for commitments and contingencies (Note 23)	41,425	28,853	-	-
Accrued interest payable	398,137	235,663	192,877	139,390
Accruals and provision for operational expenses	83,558	66,578	-	-
Other liabilities	503,468	1,062,439	6,784	3,401
	1,085,285	1,448,765	199,661	142,791

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 30 JUNE 2001 (CONTINUED)

21 DEFERRED TAXATION

	Group 2001 RM'000	Group 2000 RM'000
Balance as at the beginning of the financial year	99,755	67,700
Arising from acquisition of subsidiary companies	(2,144)	16
Transfer (to)/from income statement	(93,326)	32,039
Balance as at the end of the financial year	4,285	99,755

The deferred taxation is in respect of the following:

	2001 RM'000	2000 RM'000
Timing differences arising from suspension of interest over non-performing loans	(94,871)	-
Timing differences arising from leasing business	30,379	27,688
Excess of capital allowances over depreciation on fixed assets	39,402	32,986
Other timing differences	29,375	39,081
	4,285	99,755

22 GENERAL INSURANCE FUND

	2001 RM'000	2000 RM'000
Provision for outstanding claims	36,903	34,821
Unearned premium reserve	21,794	20,411
	58,697	55,232

23 PROVISION FOR COMMITMENTS AND CONTINGENCIES

Movements in provision for commitments and contingencies are as follows:

	2001 RM'000	2000 RM'000
Balance as at the beginning of the financial year	28,853	50,790
Provision made during the financial year	12,862	-
Amount transferred to other funded facilities	-	(20,730)
Amount written back	(290)	(1,207)
Balance as at the end of the financial year	41,425	28,853

NOTES TO THE FINANCIAL STATEMENTS - 30 JUNE 2001 (CONTINUED)

24 BORROWINGS

	Group		Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Secured:				
Revolving credit	1,395,540	1,394,600	1,138,140	1,137,200
Term loan	180,000	180,000	-	-
Overdrafts	49,638	49,754	49,638	49,754
2.5% Redeemable Non-convertible Bonds	800,000	800,000	800,000	800,000
Unsecured:				
Revolving credit	332,000	373,500	-	-
Term loan	166,936	176,048	-	-
Overdrafts	8,682	2,089	-	-
Private debt securities	-	65,000	-	-
1.5% Redeemable Exchangeable Bonds	760,000	760,000	760,000	760,000
6% Redeemable Bonds	150,000	-	-	-
	3,842,796	3,800,991	2,747,778	2,746,954
Maturity period of borrowings:				
Repayable within one year	3,512,796	2,240,991	2,747,778	1,186,954
One year to three years	330,000	1,560,000	-	1,560,000
	3,842,796	3,800,991	2,747,778	2,746,954

The borrowings of the Group and of the Company are as follows:

a) The secured revolving credit facilities of RM1,395,540,000 (2000: RM1,394,600,000) comprise facilities of RM1,190,640,000 (2000: RM1,189,700,000) which are secured against shares in subsidiary companies, and a facility of RM204,900,000 (2000: RM204,900,000) which is secured against the properties under development and real property assets of a subsidiary company. The secured and unsecured revolving credit facilities bear interest at rates varying from 0.40% to 2.50% (2000: 0.60% to 2.25%) per annum above the cost of funds of the respective financial institutions.

b) Secured term loan comprise a secured term loan of RM180,000,000 (2000: RM180,000,000) secured against a property of a wholly owned subsidiary company. The term loan bear interest at rates of 1.50% (2000: 1.50%) per annum above the base lending rate.

c) Overdraft facility is secured against the shares and securities of a subsidiary company. The overdraft bears interest at rates of 1.25% to 1.50% (2000: 1.00% to 2.50%) per annum above the cost of funds of the respective banking institution.

24 BORROWINGS (CONTINUED)

d) 2.5% Secured Redeemable Non-Convertible Bonds

On 25 June 1997, the Company issued RM800,000,000 nominal amount of 2.50% per annum Secured Redeemable Non-Convertible Bonds ('Ringgit Bonds') together with 55,038,988 detachable warrants ('RHB Warrants'). The Ringgit Bonds are secured against quoted shares in a subsidiary company. The Ringgit Bonds are required to be redeemed by the Company at its nominal value together with interest accrued not later than 25 June 2002.

Each RHB Warrant entitles the holder to subscribe for one new ordinary share of RM1.00 each in the Company at an exercise price of RM18.30 per share, within a period of four and three quarter (4¾) years from the date of issue on 25 June 1997. The exercise price is subject to adjustments from time to time in accordance with the conditions executed on 25 June 1997. Pursuant to a Supplemental Deed Poll executed on 23 June 1999, the exercise period of the warrants has been extended by five (5) years to expire on 24 March 2007 ('RHB Warrants 1997/2007').

On 2 June 2000, the Company announced the proposed issue of up to 55,038,988 replacement warrants ('RHB Replacement Warrants') to holders of the existing RHB Warrants 1997/2007 to replace their RHB Warrants 1997/2007, on the basis of one (1) RHB Replacement Warrant for every one (1) existing RHB Warrant 1997/2007 held at an issue price to be determined later ('Proposed Replacement Warrants').

On 4 August 2000, the Company announced that the SC has on 2 August 2000 approved the Proposed Replacement Warrants as proposed and at an issue price of RM0.10 per RHB Replacement Warrant ('RHB Replacement Warrants Issue') and the proceeds from the RHB Replacement Warrants Issue will be utilised for working capital purposes of the RHB Group while the proceeds from the exercise of the RHB Replacement Warrants will be set aside in a sinking fund for the purpose of in part, towards the redemption of the Ringgit Bonds issued by the Company on 25 June 1997, which are redeemable on 25 June 2002.

At an Extraordinary General Meeting of the Company held on 15 September 2000, the shareholders of the Company have approved the RHB Replacement Warrants Issue which involves a non-renounceable issue of up to 55,038,988 RHB Replacement Warrants by the Company to the entitled holders on the basis of one (1) RHB Replacement Warrant for every one (1) existing RHB Warrant 1997/2007 held at an issue price of RM0.10 per RHB Replacement Warrant payable in full upon acceptance. On the same day, the Company announced that the exercise price of each RHB Replacement Warrant has been fixed at RM2.85 per new ordinary share of RM1.00 each in the Company.

Subsequently, on 14 February 2001, AMMBB announced on behalf of the Company that the exercise price of each RHB Replacement Warrant has been revised from RM2.85 per new ordinary share of RM1.00 each in the Company to RM1.90 per new ordinary share of RM1.00 each in the Company. Out of the 55,038,988 RHB Warrants 1997/2007, 21,733,460 RHB Warrants 1997/2007 were surrendered and exchanged for the RHB Replacement Warrants. The 21,733,460 RHB Replacement Warrants ('RHB Warrants 2001/2002') were issued on 4 April 2001 and listed on the KLSE on 12 April 2001.

e) Unsecured term loan is a loan of RM166,936,000 (2000: RM176,048,000) secured by a guarantee from a subsidiary company. The term loan bear interest at rates ranging from 6.25% to 7.00% per annum (2000: 7.00% to 8.00% per annum).

24 BORROWINGS (CONTINUED)

f) 1.5% Unsecured Redeemable Exchangeable Bonds

On 26 June 1997, the Company issued 1.5% Unsecured Redeemable Exchangeable Bonds ('Bonds') due 2007 in the aggregate principal amount of US$200,000,000. The Bonds bear interest at the rate of 1.5% per annum, payable semi-annually in arrears on 30 June and 31 December of each year from 31 December 1997 up to and including 30 June 2007.

The holders of the Bonds may exchange all or any part of their holdings into (a) fully paid ordinary shares of RM1.00 each in RHB Capital Berhad at the rate of RM10.25 per share ('Exchange Price') at the fixed rate of exchange of RM2.51745: US$1 ('Exchange Rate'), or (b) at the option of the Company, the prevailing market value of the RHB Capital Berhad shares in cash in U.S dollars. Any outstanding Bonds not previously exchanged may be redeemed in U.S. dollars at the option of the bondholder at a premium of 32.592% of the par value together with all accrued interest on 30 June 2002.

The Bonds may also be redeemed at the option of the Company, in whole but not in part, at any time on or after 8 July 2000 at their principal amount provided that (i) the closing price of the share of a subsidiary company, RHB Capital Berhad ('RHB Capital') on the KLSE on each of thirty (30) consecutive trading days falling prior to the date of the notice of redemption is at least 140% of the Exchange Price in effect on each such trading day; and (ii) the closing price (translated into U.S. dollars at the prevailing rate) of the, RHB Capital Berhad shares on each of such thirty (30) consecutive trading days is at least 140% of the Exchange Price (translated into U.S. dollars at the Exchange Rate).

Any remaining Bonds will be redeemed by the Company at par at the Exchange Rate referred to above, with all accrued interest on 22 June 2007.

g) 6% Redeemable Unsecured Bonds

On 31 May 2001, RHB Capital issued RM150 million nominal value 3 years 6% Redeemable Unsecured Bonds. The Bonds bear interest at the rate of 6% per annum, payable semi annually in arrears on 30 June and 31 December of each year from 30 June 2001 up to and including 31 December 2003 and on maturity date, 31 May 2004. A sinking fund is created by RHB Capital and administered by the trustee of the Bonds to ensure repayment of the Bonds on maturity date. Dividend income from subsidiary companies of RHB Capital received by RHB Capital will first be credited into the said sinking fund to ensure the following balances are met at their respective dates:

	RM'Million
30 November 2002	25.0
31 May 2003	50.0
30 November 2003	100.0

25 IRREDEEMABLE NON-CUMULATIVE CONVERTIBLE PREFERENCE SHARES ('INCPS')

The salient features of the INCPS are as follows:

(i) A non-cumulative preferential dividend (less tax) is payable at the following rates:

a) for the period from the date of issue of INCPS to the day preceding the fifth anniversary date of issue of the INCPS, a non-cumulative preferential dividend at the rate of 8% (less tax) per annum; and

b) thereafter, a non-cumulative preferential dividend at the rate of 10% (less tax) per annum.

(ii) Save and except that the INCPS shall rank in priority to RHB Bank shares as regards the preferential dividend and return of capital in the event of winding-up, the INCPS have no right to participate in the surplus assets and profits of RHB Bank.

(iii) The INCPS carry no right to attend and vote at general meetings of RHB Bank unless the dividends on the INCPS are in arrears for more than 3 months or the general meeting is:

a) for any resolution which varies or is deemed to vary the rights and privileges of such INCPS; or

b) for any resolution for winding up of RHB Bank.

(iv) Holders of the INCPS have the option of converting the INCPS into new RHB Bank shares in the first five (5) years from the date of issue of the INCPS ('Conditional Conversion Period') should:

a) RHB Bank cease to be subsidiary of RHB Capital; or

b) the risk weighted capital adequacy ratio of RHB Bank falls to a level at or below 8.5% and is not remedied within 3 months from the occurrence of such events; or

c) at any time the aggregate of dividends which are missed and not paid exceeds 4% of the par value of the INCPS.

The INCPS may be converted at any time after the Conditional Conversion Period, at the Optional Conversion Price as defined hereafter. The Optional Conversion Price means the consolidated net assets per RHB Bank share based on its consolidated management accounts immediately preceding the date of conversion multiplied by 1.2 times. The Optional Conversion Price is subject to adjustments under certain circumstances in accordance with the terms of the INCPS.

(v) In the event RHB Bank undertakes an initial public offering of shares for the purpose of seeking a listing on the KLSE, the outstanding INCPS will be mandatorily converted based on a specified price which would yield a return of 12% per annum on the INCPS.

NOTES TO THE FINANCIAL STATEMENTS – 30 JUNE 2001 (CONTINUED)

26 AUTHORISED SHARE CAPITAL

	Group and Company	
	2001	2000
	RM'000	RM'000
Ordinary shares of RM1.00 each		
Balance as at the beginning/end of the financial year	1,000,000	1,000,000

27 NON-DISTRIBUTABLE RESERVES

The reserve funds represents non-distributable profits held by the banking and finance company subsidiaries in compliance with Section 36 of the Banking and Financial Institutions Act 1989, Section 18 of the Singapore Finance Companies (Amendment) Act, 1994 and by the securities subsidiary companies in accordance with the rules of the relevant stock exchanges.

28 SECTION 108 CREDIT

Based on the estimated tax credits available, the prevailing tax rate applicable to dividends and subject to agreement with the tax authorities, the Company has tax credits under Section 108(6) of the Income Tax Act, 1967 and tax exempt income under Section 12 of the Income Tax (Amendment) Act, 1999 to frank dividends of approximately RM572,198,000 (2000: RM551,883,000) of its future profits as at 30 June 2001.

29 INTEREST INCOME

	Group		Company	
	2001	2000	2001	2000
	RM'000	RM'000	RM'000	RM'000
Loans, advances and financing	2,448,964	2,577,299	-	-
Money at call, deposits and placements with financial institutions	186,505	214,074	713	882
Dealing securities	115,022	83,305	-	-
Investment securities	252,724	240,977	-	-
Margin financing	4,893	18,744	-	-
Others	12,874	68,265	23,170	23,091
	3,020,982	3,202,664	23,883	23,973
Amortisation of premium less accretion of discount	32,072	81,023	-	-
Net interest suspended	(252,246)	(252,667)	-	-
	2,800,808	3,031,020	23,883	23,973

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS – 30 JUNE 2001 (CONTINUED)

30 INTEREST EXPENSE

	Group		Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Deposits and placements from other financial institutions	148,701	212,040	-	-
Deposits from customers	1,115,707	1,306,011	-	-
Short term borrowings	225,079	234,987	160,234	165,369
Subordinated bonds	-	13,379	-	-
Margin Financing	-	389	-	-
Others	34,796	47,074	32,033	28,753
	1,524,283	1,813,880	192,267	194,122

31 NON-INTEREST INCOME

	Group		Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Fee income:				
Loan mortgaged to Cagamas	4,333	-	-	-
Brokerage	36,456	180,749	-	-
Fund management fees	4,200	5,063	-	-
Commission	73,086	58,365	-	-
Service charges and fees	96,466	93,100	-	-
Guarantee fees	46,516	42,361	-	-
Underwriting fees	6,266	9,404	-	-
Rollover fees	3,239	3,977	-	-
Other fee income	19,053	17,238	-	-
	289,615	410,257	-	-
Investment income:				
Gain from trading securities	72,002	62,859	-	-
Gain from disposal of unquoted shares in a subsidiary company	500	-	-	-
Gains from sale of investment securities	66,168	27,349	-	-
Gross dividends from Malaysia				
- Investment securities	3,688	1,917	39	20
- Subsidiary companies	-	-	20,894	102,542
Gross dividends from outside Malaysia				
- Dealing Securities	-	878	-	-
(Provision for)/Writeback of diminution in value of investment securities	(9,324)	5,747	-	-
	133,034	98,750	20,933	102,562

Company No.

163211 | V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 30 JUNE 2001 (CONTINUED)

31 NON-INTEREST INCOME (CONTINUED)

	Group		Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Other income:				
Foreign exchange profit/(loss)				
- realised	58,934	64,704	-	-
- unrealised	1,490	(4,959)	-	-
Rental income	4,131	4,084	36	36
Insurance premium earned	41,599	40,080	-	-
Gain on disposal of fixed assets	2,114	3,127	-	-
Operating loss from property development activities	(1,605)	(1,519)	-	-
Gain on sale of non-performing loans	-	9,076	-	-
Management fees	2,470	2,146	118	159
Other operating income	14,161	15,578	-	-
Other non-operating income	21,308	8,327	-	179
	144,602	140,644	154	374
Claims incurred	(25,384)	(25,687)	-	-
Commissions	(2,666)	(2,435)	-	-
	116,552	112,522	154	374
	539,201	621,529	21,087	102,936

32 OVERHEAD EXPENSES

	Group		Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Personnel costs	471,703	411,648	163	164
Establishment costs	250,031	261,000	444	413
Marketing expenses	31,325	37,112	336	178
Administration and general expenses	292,738	220,161	58,898	54,995
	1,045,797	929,921	59,841	55,750

32 OVERHEAD EXPENSES (CONTINUED)

The above expenditure includes the following statutory disclosures:

	Group		Company	
	2001	2000	2001	2000
	RM'000	RM'000	RM'000	RM'000
Auditors' remuneration				
- audit fees	2,092	1,674	60	60
- non audit fees	706	483	196	121
Amortisation of goodwill	110,201	104,807	-	-
Depreciation	101,505	104,022	85	85
Directors' remuneration (Note 33)	11,923	4,839	72	66
Professional fees paid to a company of which a director has an interest	234	234	-	-
Rental of equipment	3,134	3,818	-	-
Rental of premises	41,005	55,379	-	-
Amortisation of unrealised loss on translation of foreign currency loans (Note 13)	51,040	51,040	51,040	51,040
Provision for diminution in value of investment properties under development	-	17,000	-	-
The number of employees as at the end of the financial year	9,554	9,189	-	-

33 DIRECTORS' REMUNERATION

Forms of remuneration in aggregate for all directors of the Company charged against the loss for the year are as follows:

	Group 2001	Group 2000	Company 2001	Company 2000
Fees				
- Executive directors	130	-	-	-
- Non-executive directors	172	110	72	66
Other remuneration				
- Executive directors	11,547	4,719	-	-
- Non-executive directors	74	10	-	-
	11,923	4,839	72	66

The estimated monetary value of benefits-in-kind provided to directors amounted to RM169,000 (2000:RM179,000).

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 30 JUNE 2001 (CONTINUED)

34 LOAN AND FINANCING LOSS AND PROVISION

	Group	
	2001 RM'000	2000 RM'000
Provision for/(Writeback of) commitments and contingencies	12,573	(1,207)
Provision for/(Writeback of) bad and doubtful debts		
- Specific provision (net)	253,736	434,756
- General provision	74,886	(105,748)
Bad debts		
- recovered	(58,079)	(13,105)
- written off	3,351	23
Provision against amount recoverable from Danaharta:		
- Provision for value impairment during the year	270,376	154,428
- Written-back on final settlement	(14,306)	-
Specific provision for other debtors	4,749	-
	547,286	469,147

35 TAXATION AND ZAKAT

	Group		Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Current year provision:				
Malaysia	294,557	165,560	1,368	881
Outside Malaysia	7,734	4,167	-	-
	302,291	169,727	1,368	881
(Over)/Under provision in previous years	(4,355)	3,798	-	-
Transfer (from)/to deferred taxation (Note 21)	(93,326)	32,039	-	-
	204,610	205,564	1,368	881
Zakat	196	201	-	-
	204,806	205,765	1,368	881

The effective tax rate for the Group and the Company is higher than the statutory tax rate as certain expenses are not deductible for tax purposes.

36 LOSS PER SHARE

The basic loss per share has been calculated by dividing the Group's loss after taxation, zakat, minority interests and INCPS dividends by a subsidiary company of RM222,720,000 (2000: loss of RM87,430,000) by the weighted average number of ordinary shares of the Company in issue during the financial year of 463,472,000 (2000: 463,472,000).

Based on the requirements of MASB13, which became operative for the current financial year, conversion of warrants is considered dilutive when they would result in the issue of new ordinary shares for less than the market value of the shares. As the current exercise price of the warrants is higher than the market value of the ordinary shares, there is no dilution in the loss per share.

NOTES TO THE FINANCIAL STATEMENTS - 30 JUNE 2001 (CONTINUED)

37 COMMITMENTS AND CONTINGENCIES

Banking commitments and contingencies

In the normal course of business, the banking subsidiaries make various commitments and incur certain contingent liabilities with legal recourse to their customers. Apart from the provision for commitments and contingencies already made in the financial statements (Note 23), no material losses are anticipated as a result of these transactions.

The commitments and contingencies comprise the following:

				Group
		2001		2000
	Principal Amount	Credit Equivalent Amount *	Principal Amount	Credit Equivalent Amount *
	RM'000	RM'000	RM'000	RM'000
Direct credit substitutes	2,818,702	2,813,286	3,513,424	3,513,424
Certain transaction related contingent items	1,393,800	696,900	1,273,734	636,867
Short-term self-liquidating trade-related contingencies	860,386	172,077	670,187	134,037
Housing loans sold directly and Indirectly to Cagamas Berhad with recourse	118,224	118,224	618,665	618,665
Other assets sold with Recourse and commitment with certain drawdowns	181,622	181,622	200,000	200,000
Obligations under underwriting Agreements	421,931	210,966	1,239,008	598,297
Irrevocable commitments to extend credit				
- maturity exceeding one year	2,767,241	1,383,621	2,409,368	1,204,684
- maturity not exceeding one year	17,633,085	-	19,123,492	-
Foreign exchange-related contracts - forward contracts				
- less than one year	6,492,975	94,722	4,724,557	60,949
Interest rate-related contracts				
- less than one year	523,600	377	199,600	2,122
- one year to less than five years	363,000	5,625	161,600	2,846
Others	703,255	-	1,099,878	-
	34,277,821	5,677,420	35,233,513	6,971,891

* The credit equivalent amount is arrived at using the credit conversion factor as per BNM's circulars.

37 COMMITMENTS AND CONTINGENCIES (CONTINUED)

Foreign exchange, interest rate and equity and commodity related contracts are subject to market risk and credit risk.

Breakdown of foreign exchange contracts and interest rate contracts:

	Group	
	2001 Notional Principal Amount RM'000	2000 Notional Principal Amount RM'000
Foreign exchange contracts		
- forward and futures contracts	3,805,101	3,918,793
- cross-currency interest rate swaps	2,635,206	39,232
Interest rate contracts		
- forward and futures contracts	706,235	147,000
- swaps	180,600	214,200

Foreign exchange and interest rate related contracts are subject to market risk and credit risk.

Market risk

Market risk is the potential change in value caused by movements in market rates or prices. The contractual amounts stated above provide only a measure of involvement in these types of transactions and do not represent the amounts subject to market risk. Exposure to market risk may be reduced through offsetting on and off-balance sheet positions. As at the balance sheet date, the amount of contracts which were not hedged, and hence exposed to market risk, was RM658,666,000 (2000: RM248,342,000).

Credit risk

Credit risk arises from the possibility that a counterparty may be unable to meet the terms of a contract in which the Group has a gain position. As at the balance sheet date, the amounts of credit risk, measured in terms of the cost to replace the profitable contracts, was RM21,875,000 (2000: RM38,737,000). This amount will increase or decrease over the lives of the contracts, mainly as a function of maturity dates and market rates or prices.

The Group is also contingently liable in respect of housing loans sold to Cagamas Berhad under the condition that the Group undertakes to administer the loans on behalf of Cagamas Berhad and to buy back any loans which are regarded as defective based on prudence.

RHB Bank has also given a continuing guarantee to BNM to meet the liabilities and financial obligations and requirements of its subsidiary, RHB Bank (L) Ltd., arising from offshore banking business in the Federal Territory of Labuan.

38 SIGNIFICANT INTER-COMPANY TRANSACTIONS

All the significant inter-company transactions within the Group has been eliminated. There are no other significant related party transactions.

39 LEASE COMMITMENTS

The Group has lease commitments in respect of rented premises which are classified as operating leases. A summary of the non-cancellable long-term commitments, net of sub-leases, is as follows:

	Group	
	2001	2000
	RM'000	RM'000
Year		
2002	23,827	13,431
2003	11,128	5,846
2004	4,038	1,376
2005	989	956
2006	360	-
2007	159	-
Later than 2007	533	-

40 CAPITAL COMMITMENTS

	Group		Company	
	2001	2000	2001	2000
	RM'000	RM'000	RM'000	RM'000
Additional investment to be made in a subsidiary company	-	-	-	50,000
Proposed acquisition of companies by a subsidiary company	-	249,399	-	-
Capital Expenditure:				
- authorised and contracted for	399,898	393,720	-	-
- authorised but not contracted for	201,746	37,928	-	-
	601,644	681,047	-	50,000

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 30 JUNE 2001 (CONTINUED)

41 SEGMENT ANALYSIS

The segment analysis of the Group is as follows:

a) By industry segment

2001	Operating Revenue	Profit/(Loss) Before Interest, Taxation and Zakat	Assets Employed
	RM'000	RM'000	RM'000
Commercial banking	2,885,582	493,288	49,296,009
Merchant banking	234,081	100,000	3,737,860
Finance companies and leasing	164,329	80,497	2,429,678
Securities and asset management	66,106	(24,892)	239,514
Insurance	16,078	10,564	91,095
Unit trust	10,695	2,308	4,732
Properties	2,513	(10,972)	735,059
Investment holding and others	9,032	(44,463)	167,500
Subtotal	3,388,416	606,330	56,701,447
Associated company	-	(3,315)	49,796
Goodwill	-	(110,201)	1,760,515
	3,388,416	492,814	58,511,758
Less: Interest Expense	-	(225,079)	-
Operating revenue	3,388,416		
Profit before taxation and zakat		267,735	
Assets employed			58,511,758

2000	Operating Revenue	Profit/(Loss) Before Interest, Taxation and Zakat	Assets Employed
	RM'000	RM'000	RM000
Commercial banking	3,083,851	555,502	49,626,132
Merchant banking	245,305	101,341	2,812,203
Finance companies and leasing	75,266	51,183	885,202
Securities and asset management	153,701	102,540	557,167
Insurance	26,645	18,457	94,733
Unit trust	19,447	6,812	11,967
Properties	26,720	(12,296)	687,241
Investment holding and others	40,792	(24,966)	325,690
Subtotal	3,671,727	798,573	55,000,335
Associated company	-	9,365	56,492
Goodwill	-	(104,807)	1,708,889
	3,671,727	703,131	56,765,716
Less: Interest Expense	-	(234,987)	-
Operating revenue	3,671,727		
Profit before taxation and zakat		468,144	
Assets employed			56,765,716

NOTES TO THE FINANCIAL STATEMENTS - 30 JUNE 2001 (CONTINUED)

41 SEGMENT ANALYSIS (CONTINUED)

b) By geographical segment

2001	Operating Revenue RM'000	Profit/(Loss) Before Interest, Taxation and Zakat RM'000	Assets Employed RM'000
Malaysia	3,336,795	594,044	56,115,788
Outside Malaysia	51,621	12,286	585,659
Subtotal	3,388,416	606,330	56,701,447
Associated company	-	(3,315)	49,796
Goodwill	-	(110,201)	1,760,515
	3,388,416	492,814	58,511,758
Less: Interest expense	-	(225,079)	-
Operating revenue	3,388,416		
Profit before taxation and zakat		267,735	
Assets employed			58,511,758

2000	Operating Revenue RM'000	Profit/(Loss) Before Interest, Taxation and Zakat RM'000	Assets Employed RM'000
Malaysia	3,634,368	814,780	54,302,055
Outside Malaysia	37,359	(16,207)	698,280
Subtotal	3,671,727	798,573	55,000,335
Associated company	-	9,365	56,492
Goodwill	-	(104,807)	1,708,889
	3,671,727	703,131	56,765,716
Less: Interest expense	-	(234,987)	-
Operating revenue	3,671,727		
Profit before taxation and zakat		468,144	
Assets employed			56,765,716

The Group activities are principally conducted in Malaysia.

42 SIGNIFICANT EVENTS DURING THE FINANCIAL YEAR

RHB CAPITAL BERHAD

(i) Acquisition of Delta Finance Berhad and Interfinance Berhad

On 1 September 2000, RHB Capital, a subsidiary of the Company, announced that RHB Bank, a 70% owned subsidiary of RHB Capital, has on 30 August 2000, received the approval of the Minister of Finance ('MOF') via BNM for the following:

(a) The proposed acquisition of the entire issued and paid-up share capital of Delta Finance Berhad ('DFB') ('Acquisition of DFB');
(b) The proposed acquisition of 90% of the issued and paid-up share capital of Interfinance Berhad ('Interfinance') and the proposed compulsory acquisition of the remaining 10% of the issued and paid-up share capital of Interfinance pursuant to Section 180 of the Companies Act, 1965 ('Acquisition of Interfinance'); and
(c) The proposed merger of the finance company business of Interfinance with DFB.

The acquisition of DFB and the acquisition of 90% of the issued and paid-up capital of Interfinance were completed on 27 October 2000. The compulsory acquisition of the remaining 10% of the issued and paid-up share capital of Interfinance was completed on 18 December 2000.

On 1 December 2000, the finance company business of Interfinance was merged with DFB. Effective 8 January 2001, the finance company business of DFB is conducted under the new name of RHB Delta Finance Berhad following the receipt of the new finance company licence under the new name from MOF.

(ii) Disposal of RHB Insurance Brokers Sdn Bhd

On 8 January 2001, RHB Capital, announced that it had entered into a Shares Sale Agreement for the disposal of RHB Insurance Brokers Sdn Bhd ('RHBIB'), a wholly-owned subsidiary of RHB Capital, to Encik Mohamad Abdullah for a cash consideration of RM1.0 million. Encik Mohamad Abdullah was formerly the Chief Executive Officer and director of RHB Insurance Berhad, a subsidiary of RHB Capital. He had retired from both positions on 30 July 2000. The gain on disposal amounted to RM0.5 million for the Group. The disposal was completed on 2 March 2001 after approval was received from BNM and the Foreign Investment Committee ('FIC') on 21 December 2000 and 23 February 2001 respectively.

(iii) Proposed Acquisition of Thai Sakura Securities Co., Ltd.

On 17 January 2001, RHB Capital announced that RHB Asia Pte Ltd ('RHB Asia'), its wholly-owned subsidiary, had entered into a Stock Purchase Agreement for the acquisition of 1,949,994 shares of the registered, issued and fully paid common stock representing 99.99% equity interest in Thai Sakura Securities Co., Ltd. ('Thai Sakura') from The Sakura Bank, Limited. The Stock Purchase Agreement also provides for the acquisition of 6 registered, issued and fully paid common stock representing the remaining 0.01% equity interest in Thai Sakura from 6 individual shareholders, to be transferred to 6 individuals to be nominated by RHB Asia. As at 31 December 2000, Thai Sakura's unaudited net book value is 173.8 million Thai Baht (which is equivalent to approximately RM15.29 million). The Proposed Acquisition will be satisfied by an aggregate cash consideration of approximately 250.0 million Thai Baht (which is equivalent to approximately RM22.0 million) which was arrived at on a willing seller and willing buyer basis. The Proposed Acquisition will be funded by internally generated funds of the RHB Capital Group.

42 SIGNIFICANT EVENTS DURING THE FINANCIAL YEAR

RHB CAPITAL BERHAD (CONTINUED)

(iii) Proposed Acquisition of Thai Sakura Securities Co., Ltd. (continued)

On 4 May 2001, AMMBB announced on behalf of RHB Capital that RHB Asia and The Sakura Bank, Limited (which has been reconstituted as Sumitomo Mitsui Banking Corporation Limited from 1 April 2001) have mutually agreed to terminate the Stock Purchase Agreement dated 17 January 2001 for the proposed acquisition of Thai Sakura by RHB Asia following rejection by BNM of the application by RHB Capital to remit funds to RHB Asia for the proposed acquisition of Thai Sakura vide BNM's letter dated 23 April 2001. As a result, RHB Asia will not proceed with the proposed acquisition of Thai Sakura.

On 11 May 2001, RHB Capital announced that Rashid Hussain Securities Sdn Bhd ('RHS'), a wholly owned subsidiary company of RHB Capital, will be closing its representative office in Bangkok, Thailand. This representative office was established in December 1998. The decision to close the Thai representative office is in line with the termination of the proposed acquisition of Thai Sakura. The representative office was closed effective on 31 May 2001.

(iv) Dissolution of Rashid Hussain Securities, Inc.

On 23 January 2001, Rashid Hussain Securities, Inc., an indirect wholly-owned subsidiary of RHB Capital, has been dissolved in accordance with the General Corporation Law of the State of Delaware, United States of America. Rashid Hussain Securities, Inc. was an inactive company having ceased operations in November 1998.

(v) Subsidiaries struck off from the register

On 6 February 2001, in response to the request by RHAM Private Equity Management Sdn Bhd, an indirect wholly-owned subsidiary of RHB Capital, the Registrar of Companies ('ROC') has struck off the name of RHAM Private Equity Management Sdn Bhd from the register pursuant to Section 308(4) of the Companies Act, 1965. RHAM Private Equity Management Sdn Bhd was a dormant company and had not commenced business operations. The striking off of the name RHAM Private Equity Management Sdn Bhd was gazetted on 17 August 2000 and the notice to that effect was received from the ROC on 5 February 2001.

On 8 March 2001, in response to the request by RHB Al-Tawfeek Management Sendirian Berhad and M.E.V. Capital Sdn Bhd, both wholly-owned subsidiary companies of the Company, the ROC has struck off the names of RHB Al- Tawfeek Management Sendirian Berhad and M.E.V. Capital Sdn Bhd respectively from the register pursuant to Section 308(4) of the Companies Act, 1965. Both companies were dormant and had not commenced business operations. The notices of the striking off of the name RHB Al-Tawfeek Management Sendirian Berhad and M.E.V. Capital Sdn Bhd were received from the ROC on 7 March 2001.

On 9 March 2001, RHB Capital also announced that in response to the request by RHAM Private Equity Ventures Sdn Bhd, an indirect wholly-owned subsidiary company of RHB Capital, the ROC has struck off the name of RHAM Private Equity Ventures Sdn Bhd from the register pursuant to Section 308(4) of the Companies Act, 1965. RHAM Private Equity Ventures Sdn Bhd was a dormant company and had not commenced business operations. The notice of the striking off of the name of RHAM Private Equity Ventures Sdn Bhd was received from the ROC on 8 March 2001.

42 SIGNIFICANT EVENTS DURING THE FINANCIAL YEAR (CONTINUED)

RHB CAPITAL BERHAD (CONTINUED)

(vi) Incorporation of RHB Trade Services Limited

On 13 June 2001, RHB Capital announced that RHB Bank has incorporated a wholly-owned subsidiary, RHB Trade Services Limited ('RHBTSL') in Hong Kong. RHBTSL which was incorporated on 6 June 2001, has an authorised capital of HK$10,000 and a paid up capital of HK$2.00. The incorporation of RHBTSL is to facilitate the issuance of letters of credit by RHB Bank through RHBTSL favouring Hong Kong beneficiaries and the outsourcing of the processing of the issuance of the said letters of credit to a bank in Hong Kong.

(vii) Disposal of RHB-Cathay Securities Pte Ltd's stockbroking business

On 15 June 2001, RHB Capital announced that its associated company in Singapore, RHB-Cathay Securities Pte Ltd ('RHB-Cathay'), in which RHB Capital via its wholly-owned subsidiary RHB Asia Pte Ltd holds 49% equity interest, will be entering into an agreement with UOB-Kay Hian Pte Ltd ('UOBKH') for the disposal of RHB-Cathay's stockbroking business to UOBKH ('Proposed Disposal') for a cash consideration of S$9.7 million (or approximately RM20.27 million based on an exchange rate of S$1.00 = RM2.09) subject to adjustments as provided in the said agreement. The consideration amount of S$9.7 million includes S$1.9 million for the fixed assets of RHB-Cathay.

The Proposed Disposal is subject to regulatory approvals in Singapore and the completion of a satisfactory due diligence. The agreement for the Proposed Disposal has been executed on 29 June 2001 and is expected to be completed on or around 30 September 2001.

Upon completion of the Proposed Disposal, it is intended that RHB-Cathay be liquidated and the proceeds from the realisation of the net assets (including the consideration received for the Proposed Disposal less liquidation costs) be distributed to RHB-Cathay shareholders. The Proposed Disposal and proceeds from the subsequent liquidation of RHB-Cathay is expected to enable RHB Capital to realise a surplus over the value of the investment in RHB-Cathay upon completion of the same.

(viii) Proposed acquisition of the business of RHB Finance Ltd

On 15 June 2001, RHB Capital announced that its subsidiary, RHB Bank had on 6 June 2001 entered into an acquisition agreement with its wholly-owned subsidiary, RHB Finance Ltd ('RHBF'), a licensed finance company in Singapore for the purchase of the finance company business of RHBF for the purpose of merging the finance company business of RHBF with RHB Bank, Singapore operations.

The merger of the finance company business of RHBF with RHB Bank, Singapore operations was approved by BNM on 22 May 2001 and was completed on 6 August 2001. Following the completion of the acquisition and merger, RHBF surrendered its finance company licence to the Monetary Authority of Singapore on 6 August 2001 and will remain as a property and investment holding company. In line with this, RHBF changed its name to RHB Investment Ltd with effect from 6 August 2001.

42 SIGNIFICANT EVENTS DURING THE FINANCIAL YEAR (CONTINUED)

RHB CAPITAL BERHAD (CONTINUED)

(ix) Proposed Restructuring Scheme

On 25 September 2000, AMMBB announced on behalf of the Company and RHB Capital that RHB Capital and its subsidiary and associated companies ('RHB Capital Group') have proposed a group restructuring scheme of the company and its subsidiary and associated companies to:-

(a) implement the bank merger proposals pursuant to the domestic banking consolidation programme as approved by BNM;

(b) implement the stockbroking merger proposals pursuant to the domestic stockbroking consolidation programme as announced by the SC to enable RHS, to be accorded universal broker status via the merger of Straits Securities Sdn Bhd ('Straits Securities'), Mercury Securities Sdn Bhd ('Mercury Securities') and SJ Securities Sdn Bhd ('SJ Securities') with RHS.

The details of the proposed acquisitions are as follows:

- Proposed acquisition by RHS of the entire equity interest in Mercury Securities comprising 20 million ordinary shares of RM1.00 each for a total purchase consideration based on 2.0 times the net tangible assets ('NTA') of Mercury Securities at the completion date ('Total Purchase Price'), to be satisfied by the issuance of new ordinary shares of RM1.00 each in RHS. RHS will issue and allot the new ordinary shares to RHB Capital, as a primary obligor. In consideration thereof, RHB Capital will issue new ordinary shares of RM1.00 each ('Exchange Shares') and/or pay cash to the vendors of Mercury Securities at an aggregate exchange value equivalent to the Total Purchase Price. The vendors of Mercury Securities may elect the proportion of the Total Purchase Price which is to be satisfied via the Exchange Shares and via the cash portion, subject to a limit of not more than 25% of the Total Purchase Price to be satisfied via the Exchange Shares.

- Proposed acquisition by RHS of Straits Securities via the acquisition of the entire equity interest of Straits Asset Holdings Sdn Bhd ('SAHSB') comprising 45 million ordinary shares of RM1.00 each for a consideration amounting to approximately RM210.5 million based on 2.2 times the NTA of SAHSB to be satisfied by the issuance of approximately 95.7 million preference shares in RHS at the issue price of RM2.20 per preference share.

- Proposed acquisition by RHS of the entire equity interest in SJ Securities comprising 60 million ordinary shares of RM1.00 each for a cash purchase consideration amounting to RM328 million based on 1.64 times of the guaranteed NTA of SJ Securities of RM200 million.

(c) rationalise and separate its BNM regulated entities from its non-BNM regulated entities; and

(d) further strengthen the capital position of RHB Bank and the securities business entities of the Group.

42 SIGNIFICANT EVENTS DURING THE FINANCIAL YEAR (CONTINUED)

RHB CAPITAL BERHAD (CONTINUED)

(ix) Proposed Restructuring Scheme (continued)

To facilitate the banking and stockbroking merger proposals, RHB Capital proposed to undertake a Scheme of Arrangement pursuant to Sections 176 and 178 of the Companies Act, 1965 ('Proposed RHB Capital Scheme') encompassing steps (a) to (e) as set out below, with the proposed scheme of arrangement by RHB Sakura Merchant Bankers Berhad ('RHB Sakura') set out in (a) below forming an integral part thereof.

(a) Proposed Scheme of Arrangement by RHB Sakura

As part of the Proposed RHB Capital Scheme, it is proposed that RHB Sakura undertakes a Scheme of Arrangement ('Proposed RHB Sakura Scheme') pursuant to Sections 176 and 178 of the Companies Act, 1965 comprising the following:

- The proposed creation of Newco which was proposed to be named as RHB Securities Holdings Berhad ('RHB Securities') and subsequent proposed exchange of shares whereby existing shareholders of RHB Sakura will exchange their ordinary shares of RM1.00 each in RHB Sakura with RHB Securities shares on the basis of one (1) RHB Securities share for every one (1) RHB Sakura share held ('Proposed Share Exchange').

- The proposed transfer of the listing status of RHB Sakura to RHB Securities ('Proposed Transfer of Listing Status').

- The proposed cancellation of 165,888,605 new ordinary shares of RM1.00 each in RHB Securities representing approximately 49% equity interest in RHB Securities not held by RHB Capital after the Proposed Share Exchange. In consideration thereof, RHB Capital will issue new shares and warrants to the holders of the 49% equity interest in RHB Securities on the basis of five (5) new RHB Capital shares and five (5) new RHB Capital warrants for every six (6) RHB Securities shares cancelled. Following the proposed cancellation of the 165,888,605 new ordinary shares in RHB Securities and in satisfaction of the cancellation consideration, there will be a proposed issue of 165,888,605 ordinary shares in RHB Securities to RHB Capital resulting in RHB Securities becoming a wholly-owned subsidiary of RHB Capital ('Proposed Cancellation and Reissue of Shares').

(b) Proposed Transfer of RHB Unit Trust Management Berhad and Proposed Transfer of RHB Sakura

Upon completion of the Proposed Cancellation and Reissue of Shares, RHB Sakura proposed to transfer to RHB Securities of its 51% equity interest in RHB Unit Trust Management Berhad ('RHBUTM') for a cash consideration of RM13.1 million ('Proposed Transfer of RHBUTM') followed by proposed transfer by RHB Securities of the entire equity interest in RHB Sakura to RHB Bank for a transfer consideration based on 1.78 times the consolidated NTA value (excluding any surplus arising from the Proposed Transfer of RHBUTM) of RHB Sakura as at the completion date to be satisfied in cash ('Proposed Transfer of RHB Sakura'). RHB Sakura's audited consolidated NTA as at 30 June 2000 is RM654.3 million.

42 SIGNIFICANT EVENTS DURING THE FINANCIAL YEAR (CONTINUED)

RHB CAPITAL BERHAD (CONTINUED)

(ix) Proposed Restructuring Scheme (continued)

(c) Proposed Transfer of Securities and Securities Related Business Entities

Proposed transfer by RHB Capital to RHB Securities of the non-BNM regulated, securities, asset management and related companies ('Securities Companies') for an indicative total consideration of RM1,655.6 million (total consideration to be determined after the Total Purchase Price for Mercury Securities has been ascertained) to be satisfied by way of a cash payment of RM1,017.6 million, a novation of loan of RM180.0 million, and the balance via the issuance of 120,526,316 new RHB Securities shares (actual number of shares to be issued is subject to the determination of the Total Purchase Price for Mercury Securities) at RM3.80 per share.

(d) Proposed Transfer of RHB Insurance Berhad and RHB Leasing Sdn Bhd to RHB Bank

- Proposed transfer of 75% equity interest in RHB Insurance Berhad from RHB Capital to RHB Bank for a cash consideration to be determined based on an independent actuary's valuation. As a subsequent step, RHB Capital intends to further rationalise its insurance subsidiary pursuant to the government's call for consolidation of the insurance industry.

- Proposed transfer of 70% equity interest in RHB Leasing Sdn Bhd ('RHB Leasing') from RHB Capital to RHB Bank for a cash consideration of RM67.8 million based on 1.1 times the NTA of RHB Leasing, as at 30 June 2000. RHB Leasing's NTA as at 30 June 2000 was RM88.0 million. RHB Bank intends to acquire the remaining 30% equity interests in RHB Leasing from the other shareholder based on the same terms.

(e) Proposed Demerger of RHB Securities from RHB Capital

To enable compliance with the public shareholding spread under the KLSE listing requirements and as a final step to rationalise and separate the BNM regulated entities from the non-BNM regulated entities, RHB Capital will also demerge RHB Securities from the RHB Capital Group by undertaking a capital repayment exercise via the distribution of its 100% equity interest in RHB Securities to its shareholders ('Proposed Demerger'). Thereafter, RHB Securities will apply for listing of and quotation for the shares issued pursuant to the Proposed Share Exchange and the Proposed Transfer of Securities and Securities Related Business Entities upon meeting the minimum 25% public shareholding spread requirement.

The effect of the Proposed RHB Capital Scheme will result in RHB Capital holding through RHB Bank, the BNM regulated entities and RHB Capital ceasing to have any shareholding in RHB Securities and the securities related business.

The proposed fund raising exercises by the RHB Capital Group as announced on 25 September 2000 were as follows:

(a) Proposed increase in capital of RHB Bank

Proposed subscription by RHB Capital of RM400 million new INCPS of RM1.00 each in RHB Bank at par ('Proposed Subscription of INCPS') and RM1.0 billion Tier II subordinated debt in RHB Bank so as to enable RHB Bank to maintain a risk weighted capital adequacy ratio of around 13% after the completion of the scheme.

42 SIGNIFICANT EVENTS DURING THE FINANCIAL YEAR (CONTINUED)

RHB CAPITAL BERHAD (CONTINUED)

(ix) Proposed Restructuring Scheme (continued)

(b) Proposed purchase of INCPS from Danamodal Nasional Berhad ('Danamodal')

Proposed purchase by RHB Capital of RM1 billion INCPS of RM1.00 each in RHB Bank from Danamodal for a cash consideration of approximately RM1:38 billion.

(c) Proposed Rights Issue

RHB Capital proposed to undertake a rights issue of one (1) RHB Capital share for every twenty (20) existing RHB Capital shares held at a price of RM2.00 per new RHB Capital share.

(d) Proposed private placement and issuance of convertible bonds

RHB Capital proposed to undertake a private placement of 60.0 million new shares and an issuance of RM200 million nominal value of convertible bonds.

The full details of the above proposals are set out in the announcement dated 25 September 2000 made by AMMBB on behalf of the Company, RHB Capital and RHB Sakura and the proposals are subject to the approvals of the MOF, the relevant authorities and shareholders of the respective companies, as applicable.

(x) Revisions to the Proposed Restructuring Scheme

On 15 September 2000, RHS had entered into a Memorandum of Agreement ('MOA') with Carta Bintang Sdn Bhd ('Carta Bintang') for the proposed acquisition of the entire equity interest in SJ Securities comprising 60 million ordinary shares of RM1.00 each for a cash consideration of RM328 million. Pursuant to the MOA, RHS nominated RHB Capital as the purchaser to enter into a formal sale and purchase agreement with Carta Bintang which was executed on 7 November 2000. As part of the Proposed Restructuring Scheme, RHB Capital will subsequently transfer the entire equity interest in SJ Securities to RHB Securities for the same consideration. Subsequent to the transfer of SJ Securities to RHB Securities, it is intended that SJ Securities, together with Straits Securities and Mercury Securities will be merged with RHS.

On 6 December 2000, RHB Capital announced certain revisions to the proposals that were announced on 25 September 2000.

(a) Revision to the Proposed Fund Raising Exercise

In view of the changes in market conditions since the announcement on 25 September 2000, RHB Capital proposed to undertake a RM650 million ten (10) year Serial Bonds issue in place of the proposed fund raising exercise announced earlier as follows:

- Proposed private placement of 60.0 million new shares by RHB Capital;
- Proposed issue of RM200 million nominal value of convertible bonds by RHB Capital; and
- Proposed rights issue of 94,584,795 shares by RHB Capital on the basis of one (1) RHB Capital share for every twenty (20) existing RHB Capital shares held after the proposed private placement and proposed acquisition of Mercury Securities at the issue price of RM2.00 per share.

42 SIGNIFICANT EVENTS DURING THE FINANCIAL YEAR (CONTINUED)

RHB CAPITAL BERHAD (CONTINUED)

(x) Revisions to the Proposed Restructuring Scheme (continued)

(b) Revision to the Swap Ratio Pursuant to the Proposed RHB Capital Scheme

RHB Capital proposed to revise the swap ratio under the Proposed RHB Capital Scheme from five (5) RHB Capital shares and five (5) RHB Capital warrants for every six (6) RHB Securities shares to eleven (11) RHB Capital shares for every ten (10) RHB Securities shares.

(c) Revision to the Terms of Payment for the Proposed Transfer of Securities and Securities Related Business Entities and Proposed Dividends by Securities Companies

As announced previously, RHB Capital proposed to transfer to RHB Securities the non-banking, asset management and related companies for an indicative transfer consideration of RM1,655.6 million to be satisfied by a cash payment of RM1,017.6 million, a novation of loan of RM180 million and the balance via the issuance of 120,526,316 new RHB Securities shares at RM3.80 per share. On 6 December 2000, RHB Capital proposed to increase the cash portion to RM1,147.6 million with a corresponding decrease to the indicative number of new RHB Securities shares to be issued to 89,863,014 at the revised issue price of RM3.65 per share. The indicative transfer consideration remained the same at RM1,655.6 million with the total transfer consideration being subject to the determination of the Total Purchase Price of Mercury Securities.

Prior to the Proposed Demerger, it is proposed that the Securities Companies declare and distribute their surplus distributable reserves in the form of dividends for the financial year ending 30 June 2001 totalling RM250 million (net of tax) to RHB Securities on meeting certain conditions. RHB Securities is expected to pay dividends amounting to RM250 million (net of tax) to RHB Capital prior to the Proposed Demerger.

(d) Revision to the Purchase Consideration and Subsequent Election by Vendors of Mercury Securities

As announced previously on 25 September 2000, RHS entered into a Sale of Shares Agreement with Mercury Securities ('Mercury SPA') for the proposed acquisition of the entire equity interest in Mercury Securities comprising 20 million ordinary shares of RM1.00 each for a total purchase consideration based on 2.0 times the NTA of Mercury Securities as at the completion date. On 6 December 2000, RHB Capital announced that the purchase consideration would be based on 2.0 times the NTA of Mercury Securities as at the last day of the calendar month preceding the date on which all the conditions precedent for the proposed acquisition have been fulfilled.

On 23 October 2000, the vendors have elected that 11.25% of the Total Purchase Price is to be satisfied via the Exchange Shares and the remaining 88.75% of the Total Purchase Price is to be satisfied via cash in accordance to the terms in the Mercury SPA.

42 SIGNIFICANT EVENTS DURING THE FINANCIAL YEAR (CONTINUED)

RHB CAPITAL BERHAD (CONTINUED)

(x) Revisions to the Proposed Restructuring Scheme (continued)

On 2 February 2001, RHB Capital announced that BNM has, vide a letter which was received on 30 January 2001, informed RHB Capital that the MOF has rejected the proposed purchase by RHB Capital of the RM1 billion INCPS of RM1.00 each in RHB Bank from Danamodal for a cash consideration of approximately RM1.38 billion. As a consequence, RHB Capital has decided to abort the proposed issuance of RM650 million ten (10) year serial bonds which was proposed to partially fund the purchase of INCPS from Danamodal. Additionally, the remaining amount of approximately RM730 million arising from the Proposed Restructuring Scheme which was previously proposed to be utilised to also partially finance the Proposed Purchase of INCPS from Danamodal is now proposed to be utilised to reduce the existing bank borrowings of RHB Capital Group and hence improve the RHB Capital Group's gearing level and also for working capital purposes.

The full details of the above revisions on the proposals by RHB Capital and its subsidiaries are set out in the announcement dated 6 December 2000 made by AMMBB on behalf of RHB Capital, RHB Sakura and the Company and in the announcement dated 2 February 2001 made by AMMBB on behalf of RHB Capital and the proposals are subject to the approvals of the MOF, the relevant authorities and shareholders of the respective companies, as applicable.

(xi) Other Developments

On 12 April 2001, the SC announced that RHS has been accorded universal broker status. On 4 May 2001 and 11 May 2001, AMMBB, on behalf of RHB Capital announced that RHS will not be proceeding with the acquisitions of SJ Securities and Mercury Securities as certain conditions precedent and approvals required under the agreements have not been fulfilled and the agreements have since lapsed. These are as follows:

(a) As at the cut-off date of relevant sale of shares agreement, the following conditions precedent and approvals required under the proposed acquisition of SJ Securities had not been fulfilled:

- approval of the FIC to be obtained by the purchaser for the proposed acquisition of SJ Securities;
- approval of the KLSE to be obtained by the purchaser for the proposed acquisition of SJ Securities;
- approval of the SC to be obtained by the purchaser for the proposed acquisition of SJ Securities; (which approval was subsequently obtained on 12 April 2001);
- approval of the shareholders of RHB Capital to be obtained by the purchaser for the proposed acquisition of SJ Securities; and
- approval of the MOF to be obtained by the vendor for the proposed disposal of SJ Securities.

42 SIGNIFICANT EVENTS DURING THE FINANCIAL YEAR (CONTINUED)

RHB CAPITAL BERHAD (CONTINUED)

(xi) Other Developments (continued)

(b) As at the cut-off date of the relevant sale of shares agreement, the following conditions precedent and approvals required under the agreement for the proposed acquisition of Mercury Securities had not been fulfilled:

- approval of the FIC to be obtained by the purchaser for the acquisition of Mercury Securities; and
- approval of the KLSE to be obtained by the purchaser for the establishment of a branch in Penang at the premise at which Mercury Securities is carrying on its business.

RHS will however, still be proceeding with the proposed acquisition of Straits Securities and fresh applications to the relevant authorities in respect of the same will be made after a definitive sale of shares agreement is signed. Accordingly, in view of the above, RHB Capital will review the universal broker status of RHS.

RASHID HUSSAIN BERHAD

(i) Proposed issue of up to 55,038,988 Replacement Warrants to holders of the existing RHB Warrants 1997/2007

On 2 June 2000, the Company announced its proposal to issue up to 55,038,988 Replacement Warrants ('RHB Replacement Warrants') to the holders of RHB Warrants 1997/2007. On 2 August 2000, the Company announced that the SC has approved the issue of the RHB Replacement Warrants and the proceeds from the RHB Replacement Warrants Issue will be utilised for working capital purposes of the Rashid Hussain Berhad Group while the proceeds from the exercise of the RHB Replacement Warrants will be set aside in a sinking fund for the purpose of in part, towards the redemption of the Ringgit Bonds which are redeemable on 25 June 2002. At an Extraordinary General Meeting of the Company held on 15 September 2000, the shareholders of the Company have approved the RHB Replacement Warrants Issue which involves a non-renounceable issue of up to 55,038,988 RHB Replacement Warrants by the Company to the entitled holders on the basis of one (1) RHB Replacement Warrant for every one (1) existing RHB Warrant 1997/2007 held at an issue price of RM0.10 per RHB Replacement Warrant payable in full upon acceptance. On 15 September 2000, the Company announced that the exercise price for each RHB Replacement Warrant has been fixed at RM2.85 per new Rashid Hussain Berhad share. On 14 February 2001, AMMBB announced on behalf of the Company that the exercise price for each RHB Replacement Warrant has been revised from RM2.85 per new Rashid Hussain Berhad share to RM1.90 per new Rashid Hussain Berhad share. Out of the 55,038,988 RHB Warrants 1997/2007, 21,733,460 RHB Warrants 1997/2007 were surrendered and exchanged with the RHB Replacement Warrants. The 21,733,460 RHB Replacement Warrants were issued on 4 April 2001 listed on the KLSE on 12 April 2001.

(ii) Proposed rights issue and Employees Share Option Scheme ('ESOS') by the Company

Arising from RHB Capital's proposed rights issue under the Proposed RHB Capital Scheme which was announced on 25 September 2000, the Company also announced on 25 September 2000 a proposal to undertake a rights issue of up to 46,347,201 new ordinary shares of RM1.00 each in the Company at a proposed issue price of RM2.00 per ordinary share on the basis of one (1) new ordinary share for every ten (10) existing ordinary shares held. The Company also proposed to implement an ESOS of up to 10% of the issued and paid-up share capital of the Company in accordance with the SC's Policies and Guidelines on Issue/Offer of Securities.

42 SIGNIFICANT EVENTS DURING THE FINANCIAL YEAR (CONTINUED)

RASHID HUSSAIN BERHAD (CONTINUED)

(iii) Abortion of the Proposed RHB Rights Issue

As a consequence of RHB Capital's abortion of the Proposed Rights Issue under the Proposed RHB Capital Scheme which was announced on 6 December 2000, the Company's Proposed Rights Issue has also been aborted. The Company had earlier proposed to undertake a rights issue of up to 46,347,201 new ordinary shares of RM1.00 each in the Company at a proposed issue price of RM2.00 per ordinary share on the basis of one (1) new ordinary share for every ten (10) existing ordinary shares held. Since the Proposed Right Issue under the proposed RHB Capital Scheme has been aborted, there is no longer a requirement for the Company to finance the subscription for the Company's rights entitlement to the Proposed RHB Capital Rights Issue. The Company will proceed to implement an ESOS of up to 10% of the issued and paid-up share capital of the Company in accordance with the SC's Policies and Guidelines on Issue/Offer of Securities.

(iv) Proposed Put Option pursuant to the proposed acquisition of Mercury Securities by RHS

As announced on 6 December 2000, the vendors of Mercury Securities and the Company also propose to enter into a put option arrangement whereby the vendors of Mercury Securities are entitled to sell the Exchange Shares to the Company at the same proposed issue price of RM3.95 per Exchange Share within a period of one year from the date of issue of the Exchange Shares ('Proposed Put Option').

As a consequence of the 4 May 2001 announcement made by AMMBB on behalf of RHB Capital pursuant to which RHS will not be proceeding with the proposed acquisition of Mercury Securities, the Proposed Put Option is no longer applicable.

(v) Subsidiaries struck off from the register

On 8 March 2001, in response to the request by RHB Al-Tawfeek Management Sendirian Berhad and M.E.V. Capital Sdn Bhd, both wholly-owned subsidiaries of the Company, the ROC has struck off the names of RHB Al- Tawfeek Management Sendirian Berhad and M.E.V. Capital Sdn Bhd respectively from the register pursuant to Section 308(4) of the Companies Act, 1965. Both companies were dormant and had not commenced business operations. The notices of the striking off of the name RHB Al-Tawfeek Management Sendirian Berhad and M.E.V. Capital Sdn Bhd were received from the ROC on 7 March 2001.

(vi) Proposed Merger Negotiations with Utama Banking Group Berhad

On 23 April 2001 the Company announced that on 20 April 2001 it obtained approval from the MOF via BNM to enter into negotiations with Utama Banking Group Berhad ('UBG') for the purpose of merging the Rashid Hussain Berhad and UBG banking groups.

43 SIGNIFICANT EVENT SUBSEQUENT TO FINANCIAL YEAR END

Cessation of operation of PT Rashid Hussain Securities

On 11 July 2001, RHB Capital announced that PT Rashid Hussain Securities ('PT RHS'), an indirect subsidiary company of RHB Capital, will be ceasing its operations and thereafter be liquidated. PT RHS is a stockbroking company based in Jakarta, Indonesia and is a member of the Jakarta Stock Exchange and the Surabaya Stock Exchange. The decision to cease the operations of, and subsequently to liquidate, PT RHS was made following the unsuccessful discussions on the proposed sale of PT RHS to a potential buyer. The cessation of operations of PT RHS has been completed on 31 July 2001.

44 ACQUISITION OF DELTA FINANCE BERHAD AND INTERFINANCE BERHAD

The effect of the acquisition of DFB and IFB on the financial results of the Group during the year is shown below.

	Delta Finance Berhad 8 months ended 30 June 2001 RM'000	Interfinance Berhad 1 month ended 30 Nov 2000 RM'000	Total RM'000
Interest income	72,855	2,613	75,468
Interest expense	(28,572)	(1,133)	(29,705)
Net interest income	44,283	1,480	45,763
Income from SPI	193	32	225
	44,476	1,512	45,988
Non-interest income	2,328	177	2,505
Net income	46,804	1,689	48,493
Overhead expenses	(19,697)	(872)	(20,569)
Operating profit before loan and financing loss and provision	27,107	817	27,924
Loan and financing loss and provision	(9,063)	(382)	(9,445)
Profit before taxation and zakat	18,044	435	18,479
Taxation and zakat	(7,604)	(200)	(7,804)
Increase in Group net profit	10,440	235	10,675

The effect of this acquisition on the financial position at the year end is as follows:

	RHB Delta Finance Berhad Group as at 30 June 2001 RM'000
ASSETS	
Cash and short term funds	108,423
Deposits and placements with financial institutions	170,350
Investment securities	89,056
Loans, advances and financing	796,019
Other assets	5,935
Statutory deposits	34,659
Fixed assets	7,300
Goodwill	156,435
Total assets	1,368,177
LIABILITIES	
Deposits from customers	1,072,933
Deposits and placements of banks and financial institutions	171,721
Other liabilities	23,037
Taxation	285
Deferred taxation	824
Total liabilities	1,268,800
Increase in Group net assets	99,377

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 30 JUNE 2001 (CONTINUED)

44 ACQUISITION OF DELTA FINANCE BERHAD AND INTERFINANCE BERHAD (CONTINUED)

The details of net assets acquired, goodwill and cash flow arising from the acquisition are as follows:-

	Note	RHB Delta Finance Berhad as at 31 Oct 2000 RM'000	Interfinance Berhad as at 31 Oct 2000 RM'000	Total RM'000
Cash and short term funds		9,065	8,475	17,540
Deposits and placements with financial institutions		257,142	85,920	343,062
Investment securities		60,273	21,763	82,036
Loans, advances and financing		562,765	275,357	838,122
Investment in subsidiary company		10	-	10
Other assets		6,550	3,345	9,895
Statutory deposits with BNM		19,247	11,125	30,372
Fixed assets		3,441	3,692	7,133
		918,493	409,677	1,328,170
Deposits from customers		752,713	363,047	1,115,760
Other liabilities		18,221	6,148	24,369
		770,934	369,195	1,140,129
Fair value of net assets acquired as at 31 October 2000		147,559	40,482	188,041
Goodwill	14	123,104	38,723	161,827
Total purchase consideration discharged by cash		270,663	79,205	349,868
Less: Cash and cash equivalents in subsidiary companies acquired		(9,065)	(8,475)	(17,540)
Cash outflow on acquisition		261,598	70,730	332,328

45 CONTINGENT LIABILITIES

As at balance sheet date, the Company extended unsecured guarantees of RM45,920,000 (2000: RM45,920,000) for borrowing of its subsidiary companies. As at balance sheet date, the above extended facilities were fully utilised (2000: RM45,920,000 were utilised) by subsidiary companies of the Company.

46 COMPARATIVE FIGURES

The comparative figures have been reclassified and modified to conform with the current year's presentation, where the financial statements of the Group are presented in accordance with BNM's Garis Panduan 8 Guidelines on the specimen financial statements for financial institutions.

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

STATEMENT BY DIRECTORS PURSUANT TO
SECTION 169(15) OF THE COMPANIES ACT, 1965

We, Tan Sri Dato' Abdul Rashid Hussain and Mohamad Abdul Halim bin Ahmad, being two of the directors of Rashid Hussain Berhad, state that, in the opinion of the directors, the financial statements set out on pages 11 to 72 are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 30 June 2001 and of the results and cash flows of the Group and the Company for the financial year ended on that date in accordance with the applicable approved accounting standards in Malaysia, Bank Negara Malaysia Guidelines and the provisions of the Companies Act,1965.

Signed in accordance with a resolution of the Board of Directors dated 29 August 2001.

TAN SRI DATO' ABDUL RASHID HUSSAIN
EXECUTIVE CHAIRMAN

MOHAMAD ABDUL HALIM BIN AHMAD
DIRECTOR

STATUTORY DECLARATION PURSUANT TO
SECTION 169(16) OF THE COMPANIES ACT, 1965

I, Chong Kin Leong, the director primarily responsible for the financial management of Rashid Hussain Berhad, do solemnly and sincerely declare that the accompanying balance sheets of the Group and of the Company as at 30 June 2000 and the related income statements and cash flows of the Group and the Company for the financial year then ended, together with the notes thereto, are to the best of my knowledge and belief correct and I make this solemn declaration conscientiously believing the same to be true and by virtue of the provisions of the Statutory Declarations Act, 1960.

CHONG KIN LEONG

Subscribed and solemnly declared by the abovenamed Chong Kin Leong at Kuala Lumpur in Malaysia on 29 August 2001, before me.

COMMISSIONER FOR OATHS

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

REPORT OF THE AUDITORS TO THE MEMBERS OF
RASHID HUSSAIN BERHAD

We have audited the financial statements set out on pages 11 to 72. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with approved auditing standards in Malaysia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements have been prepared in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia and Bank Negara Malaysia Guidelines so as to give a true and fair view of:

    (i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements; and

    (ii) the state of affairs of the Group and the Company as at 30 June 2001 and of the results and cash flows of the Group and Company for the financial year ended on that date; and

(b) the accounting and other records and the registers required by the Act to be kept by the Company and by the subsidiaries of which we have acted as auditors have been properly kept in accordance with the provisions of the Act.

The names of the subsidiaries of which we have not acted as auditors are indicated in Note 8 to the financial statements. We have considered the financial statements of these subsidiaries and the auditors' report thereon.

We are satisfied that the financial statements of the subsidiary companies that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations required by us for those purposes.

The auditors' reports on the financial statements of the subsidiary companies were not subject to any qualification and did not include any comments made under subsection (3) of Section 174 of the Act.

PRICEWATERHOUSECOOPERS
(No. AF: 1146)
Public Accountants

DATO' AHMAD JOHAN BIN MOHAMMAD RASLAN
(No. 1867/09/02 (J))
Partner of the firm

Kuala Lumpur
29 August 2001

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

INTERIM FINANCIAL STATEMENTS FOR THE FINANCIAL PERIOD ENDED

31 DECEMBER 2001

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

INTERIM FINANCIAL STATEMENTS FOR THE FINANCIAL PERIOD ENDED

31 DECEMBER 2001

CONTENTS PAGE

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

CONSOLIDATED BALANCE SHEETS AS AT 31 DECEMBER 2001

	Note	Unaudited 31 Dec 2001 RM'000	Audited 30 June 2001 RM'000
ASSETS			
Cash and short term funds		3,782,630	4,128,968
Securities purchased under resale agreements		8,139	-
Deposits and placements with financial institutions		823,149	1,239,372
Dealing securities		5,881,048	4,761,645
Investment securities		5,720,900	5,323,145
Loans, advances and financing	3	36,652,474	38,406,718
Clients' and brokers' balances		133,342	105,480
Investments in associated companies		32,449	49,796
Amount recoverable from Danaharta	4	138,201	184,844
Tax recoverable		76,373	70,718
Deferred taxation benefit		34,078	-
Other assets		413,687	418,322
Statutory deposits		1,026,778	1,019,889
Unrealised loss on translation of foreign currency loans		25,520	51,040
Goodwill		1,704,065	1,760,515
Properties under development		348,846	349,931
Real property assets		92,520	93,651
Fixed assets		863,903	843,934
TOTAL ASSETS		57,758,102	58,807,968

The notes on pages 7 to 23 form an integral part of these interim financial statements.

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

CONSOLIDATED BALANCE SHEETS AS AT 31 DECEMBER 2001 (CONTINUED)

	Note	Unaudited 31 Dec 2001 RM'000	Audited 30 June 2001 RM'000
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits from customers	5	36,233,595	37,881,299
Deposits and placements of banks and financial institutions	6	5,697,128	4,154,246
Obligations on securities sold under repurchase agreements		1,800,299	1,834,827
Amount due to Cagamas		390,578	280,432
Bills and acceptances payable		3,863,177	4,768,815
Clients' and brokers' balances		124,020	93,830
Other liabilities		1,263,721	1,101,063
Taxation		315,997	497,782
Deferred taxation		-	4,285
Borrowings	7	3,821,796	3,842,796
Irredeemable Non-cumulative Convertible Preference Shares ('INCPS')		1,104,469	1,104,469
		54,614,780	55,563,844
Minority interests		2,895,444	2,860,417
Total liabilities		57,510,224	58,424,261
Share capital		463,472	463,472
Non-distributable reserves		1,310,727	1,285,552
Accumulated loss		(1,526,321)	(1,365,317)
Total shareholders' equity		247,878	383,707
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		57,758,102	58,807,968
COMMITMENTS AND CONTINGENCIES	11	32,424,163	33,977,975

The notes on pages 7 to 23 form an integral part of these interim financial statements.

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

CONSOLIDATED INCOME STATEMENTS FOR THE FINANCIAL PERIOD ENDED 31 DECEMBER 2001

	Note	Unaudited 31 Dec 2001 RM'000	Unaudited 31 Dec 2000 RM'000
Interest income		1,309,021	1,407,437
Interest expense		(720,656)	(790,612)
Net interest income		588,365	616,825
Income from Skim Perbankan Islam		37,250	19,149
		625,615	635,974
Non-interest income		294,375	284,136
Net income		919,990	920,110
Overhead expenses		(522,963)	(518,479)
Operating profit before loan and financing loss and provision		397,027	401,631
Loan and financing loss and provision	8	(331,067)	(178,185)
Operating profit		65,960	223,446
Share in profit/(loss) of an associated company		496	(3,728)
Profit before taxation and zakat		66,456	219,718
Taxation and zakat	9	(87,294)	(112,565)
(Loss)/profit after taxation and zakat		(20,838)	107,153
Minority interests		(103,026)	(170,998)
Loss after taxation, zakat and minority interests		(123,864)	(63,845)
Loss per share (sen)			
- based on loss for the financial period	10	(29.4)	(16.9)

The notes on pages 7 to 23 form an integral part of these interim financial statements.

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE FINANCIAL PERIOD ENDED 31 DECEMBER 2001

	Unaudited 31 Dec 2001 RM'000	Audited 30 June 2001 RM'000
SHARE CAPITAL		
At the beginning/end of the financial period/year	463,472	463,472
SHARE PREMIUM		
At the beginning/end of the financial period/year	887,095	887,095
RESERVE FUNDS		
At the beginning of the financial period/year	383,312	311,583
Currency translation differences	-	(36)
Transfer in respect of statutory requirements	25,175	71,765
At the end of the financial period/year	408,487	383,312
CAPITAL RESERVE		
At the beginning of the financial period/year	15,145	13,227
Issue of Warrants 2001/2002	-	2,173
Warrants issuance expenses written off	-	(255)
At the end of the financial period/year	15,145	15,145
ACCUMULATED LOSS		
At the beginning of the financial period/year	(1,365,317)	(1,056,842)
Loss after taxation, zakat and minority interests	(123,864)	(198,078)
Transfer in respect of statutory requirements	(25,175)	(71,765)
Translation reserve	406	(13,991)
INCPS dividends declared by a subsidiary company	(12,371)	(24,641)
At the end of the financial period/year	(1,526,321)	(1,365,317)
Total shareholders' equity	247,878	383,707

The notes on pages 7 to 23 form an integral part of these interim financial statements.

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

CONSOLIDATED CASH FLOW STATEMENTS FOR THE FINANCIAL PERIOD ENDED 31 DECEMBER 2001

	Unaudited 31 Dec 2001 RM'000	Unaudited 31 Dec 2000 RM'000
CASH FLOW FROM OPERATING ACTIVITIES		
Profit before taxation and zakat	66,456	219,718
Adjustments for investing and financing items not involving movement of cash and cash equivalents:		
Gain on sale of investments	(11,833)	(49,144)
Share in results of an associated company	(496)	3,728
Depreciation	46,562	51,731
Accretion of discount less amortisation of premium for investment securities	(5,194)	(20,316)
Amortisation of goodwill	56,450	53,788
Gain on disposal of fixed assets	(3,211)	(642)
Fixed assets written off	426	30
Amortisation of unrealised loss on translation of foreign currency loans	25,520	25,520
Loan and financing loss and provision	331,067	178,185
Interest-in-suspense	191,549	132,533
(Writeback of)/Provision for diminution in value of investment securities	(5,391)	6,747
Provision for diminution in value of investment properties under development	2,166	-
Interest income from investment securities	(113,098)	(127,972)
Unrealised gain on exchange differences	(2,274)	(592)
Operating profit before working capital changes	578,699	473,314
(Increase)/decrease in operating assets		
Securities purchased under resale agreements	(8,139)	191,239
Deposits and placements with financial institutions	416,223	(962,845)
Dealing securities	(1,119,403)	733,811
Loans, advances and financing	1,382,133	256,029
Clients' and brokers' balances	(27,862)	105,057
Other assets	6,957	868,744
Statutory deposits	(6,889)	193,723
	1,221,719	1,859,072

The notes on pages 7 to 23 form an integral part of these interim financial statements.

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

CONSOLIDATED CASH FLOW STATEMENTS
FOR THE FINANCIAL PERIOD ENDED 31 DECEMBER 2001 (CONTINUED)

	Unaudited 31 Dec 2001 RM'000	Unaudited 31 Dec 2000 RM'000
CASH FLOW FROM OPERATING ACTIVITIES (CONTINUED)		
Increase/(decrease) in operating liabilities		
Deposits from customers	(1,647,704)	1,141,278
Deposits and placements of banks and financial institutions	1,542,882	(375,018)
Obligations on securities sold under repurchase agreements	(34,528)	(313,093)
Bills and acceptances payable	(905,638)	(525,463)
Clients' and brokers' balances	30,190	(108,451)
Other liabilities	126,802	(152,995)
	(887,996)	(333,742)
Cash generated from operating activities	333,723	1,525,330
Taxation and zakat paid	(376,641)	(50,020)
Taxation recovered	59,077	2,908
Net cash generated from operating activities	16,159	1,478,218
CASH FLOW FROM INVESTING ACTIVITIES		
Dividend from an associated company	17,942	3,530
Additional investment in an associated company	-	(150)
Purchase net of proceeds from sale of investment securities	(379,401)	(1,115,504)
Purchase of fixed assets	(73,847)	(35,538)
Proceeds from disposal of fixed assets	5,785	1,585
Interest received from investment securities	123,460	102,558
Acquisition of a subsidiary company net of cash acquired	-	(332,328)
Proceeds from disposal of a subsidiary company	100	-
Progress billings received	2,704	11,380
Net cash used in investing activities	(303,257)	(1,364,467)
CASH FLOW FROM FINANCING ACTIVITIES		
Drawdown of borrowings	187,676	765,673
Repayment of borrowings	(206,132)	(779,074)
Dividend paid to minority interests in subsidiary companies	(8,888)	(46,834)
INCPS dividends paid to other shareholders by a subsidiary company	(31,896)	(31,809)
Net cash used in financing activities	(59,240)	(92,044)
Net (decrease)/increase in cash and cash equivalents	(346,338)	21,707
Cash and cash equivalents at the beginning of the financial period	4,128,968	4,456,321
Cash and cash equivalents at the end of the financial period	3,782,630	4,478,028

The notes on pages 7 to 23 form an integral part of these interim financial statements.

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

NOTES TO THE INTERIM FINANCIAL STATEMENTS – 31 DECEMBER 2001

The interim financial statements for the financial period ended 31 December 2001 is to be read in conjunction with the annual financial statements for financial year ended 30 June 2001.

1 GROUP ACCOUNTING POLICIES

There are no changes in the Group's accounting policies and methods of computation used in this set of interim financial statements for the financial period ended 31 December 2001 as compared with the annual financial statements for the financial year ended 30 June 2001 other than compliance with the relevant approved Accounting Standards issued by Malaysian Accounting Standards Board which became operative during the financial period ended 31 December 2001.

2 SEASONAL OR CYCLICAL FACTORS

The business operations of the Group have not been affected by any material seasonal or cyclical factors.

3 LOANS, ADVANCES AND FINANCING

	Unaudited 31 Dec 2001 RM'000	Audited 30 June 2001 RM'000
Overdrafts	6,042,766	6,332,328
Term loans		
- fixed rate	1,530,283	1,388,852
- floating rate	23,574,951	23,765,106
Credit /charge card receivables	225,905	179,289
Bills receivable	752,054	643,686
Trust receipts	519,088	616,073
Staff loans		
- directors	8,695	434
- others	260,737	243,277
Block financing	14,674	21,948
Floor stocking	3,805	1,244
Factoring debtors	1,092	1,505
Hire purchase debtors	2,086,971	1,622,247
Lease debtors		
- lease receivables	434,746	515,004
- guaranteed residual value	48,549	47,880
Revolving credit	984,016	1,240,911
Claims on customers under acceptance credits	3,889,514	5,072,383
	40,377,846	41,692,167
Less: Unearned interest and income	(326,954)	(268,554)
Gross loans, advances and financing	40,050,892	41,423,613
Provision for bad and doubtful debts		
- Specific	(1,806,123)	(1,570,805)
- General	(684,519)	(711,652)
Interest-in-suspense/income-in-suspense	(907,776)	(734,438)
Net loans, advances and financing	36,652,474	38,406,718

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

NOTES TO THE INTERIM FINANCIAL STATEMENTS - 31 DECEMBER 2001 (CONTINUED)

3 LOANS, ADVANCES AND FINANCING (CONTINUED)

(i) Loans, advances and financing analysed by their economic sectors are as follows:

	Unaudited 31 Dec 2001 RM'000	Audited 30 June 2001 RM'000
Agriculture	2,130,945	2,067,061
Mining and quarrying	136,752	131,932
Manufacturing	9,656,228	10,902,306
Electricity, gas and water	1,110,666	1,224,847
Construction	3,500,093	3,765,784
Real estate	2,285,142	2,231,655
Purchase of landed property of which:		
(i) Residential	6,181,255	5,567,117
(ii) Non-residential	1,232,484	1,577,542
General commerce	4,142,849	4,323,428
Transport, storage and communication	884,280	930,889
Finance, insurance and business services	3,360,862	3,277,335
Purchase of securities of which:		
(i) Unit trust	413,956	428,680
(ii) Non unit trust	825,159	917,963
Purchase of transport vehicles	992,671	679,675
Consumption credit	1,263,205	1,368,893
Others	1,934,345	2,028,506
	40,050,892	41,423,613

(ii) Movements in the non-performing loans (including interest receivables) are as follows:

	Unaudited 31 Dec 2001 RM'000	Audited 30 June 2001 RM'000
Balance as at beginning of financial period/year	4,769,067	3,133,240
Amount arising from acquisition of subsidiary companies	-	136,042
Non-performing during the financial period/year	2,210,033	3,297,155
Recoveries	(254,719)	(508,578)
Non-performing reclassified as performing	(589,445)	(954,685)
Amount written off	(32,196)	(195,609)
Amount converted to investment securities	-	(47,865)
Restructuring of loans	(303,739)	(89,256)
Exchange difference	(538)	(1,377)
Balance as at end of financial period/year	5,798,463	4,769,067
Net non-performing loans	3,117,748	2,494,501
% to net loans, advances and financing	8.35	6.38

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

NOTES TO THE INTERIM FINANCIAL STATEMENTS - 31 DECEMBER 2001 (CONTINUED)

3 LOANS, ADVANCES AND FINANCING (CONTINUED)

(iii) Movements in the provision for non-performing debts and interest-in-suspense accounts are as follows:

	Unaudited 31 Dec 2001 RM'000	Audited 30 June 2001 RM'000
Specific provision		
Balance as at beginning of financial period/year	1,570,805	1,462,786
Amount arising from acquisition of subsidiary companies	-	63,745
Provisions made during the financial period/year	287,621	421,511
Transfer to provision for diminution in value of investment securities	-	(30,686)
Amounts written back in respect of recoveries	(28,631)	(156,690)
Amounts written off	(26,911)	(173,388)
Amount transferred from general provision	265	-
Restructuring of loans	-	(12,310)
Specific provision reclassified to other assets	(310)	(3,367)
Amount transferred from general suspense	841	-
Amount transferred from interest-in-suspense	2,501	-
Exchange difference	(58)	(796)
Balance as at end of financial period/year	1,806,123	1,570,805
General provision		
Balance as at beginning of financial period/year	711,652	688,981
Amount arising from the acquisition of subsidiary companies	-	14,536
Return of ex-Sime Bank general provision (see below)	(61,917)	(65,000)
Provisions made during the financial period/year	35,431	74,885
Amount transferred to specific provision	(266)	-
Exchange difference	(381)	(1,750)
Balance as at end of financial period/year	684,519	711,652
% of total loans less specific provision and interest-in-suspense/income-in-suspense	1.83	1.83

As RHB Bank acquired a performing loan portfolio ('clean loan portfolio') from Sime Bank, the Sime Bank Agreement allowed for a RM200 million general provision to be included in the vesting of Sime Bank's assets and liabilities and this is included in RHB Bank's general provision reserves as at 30 June 1999. The RM200 million will be returned to Bank Negara Malaysia ('BNM') as RHB Bank builds up its own general provision on the clean loan portfolio over a three year period as allowed in the Sime Bank Agreement. Included in Return of ex-Sime Bank general provision was an amount paid to BNM of RM5 million during the period, leaving a balance of RM57 million which has been transferred to other liabilities and was repaid in February 2002. As at 31 December 2001, RHB Bank has returned RM143 million to BNM. Interest at the declared intervention rate is charged from 1 July 1999 on the outstanding amount due to BNM and is payable on a semi-annual basis.

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

NOTES TO THE INTERIM FINANCIAL STATEMENTS – 31 DECEMBER 2001 (CONTINUED)

3 LOANS, ADVANCES AND FINANCING (CONTINUED)

	Unaudited 31 Dec 2001 RM'000	Audited 30 June 2001 RM'000
Interest-in-suspense		
Balance as at beginning of financial period/year	734,438	535,041
Amount arising from acquisition of subsidiary companies	-	22,700
Interest suspended during the financial period/year	264,793	403,359
Transfer to provision for diminution in value of investment securities	-	(14,850)
Amounts written back in respect of recoveries	(75,926)	(163,428)
Amounts written off	(12,988)	(44,397)
Interest-in-suspense reclassified to other assets	-	(3,944)
Amount transferred to specific provision	(2,501)	-
Exchange difference	(40)	(43)
Balance as at end of financial period/year	907,776	734,438

4 AMOUNT RECOVERABLE FROM DANAHARTA

	Unaudited 31 Dec 2001 RM'000	Audited 30 June 2001 RM'000
Balance as at the beginning of the financial period/year	184,844	457,869
Amount arising from acquisition of subsidiary companies	-	10
Amount arising during the financial period/year	-	1,222
Provision made during the financial period/year	(40,359)	(256,070)
Transfer to provision for diminution in value of investment securities	4,063	-
Amount recovered	(10,347)	(18,187)
Balance as at the end of the financial period/year	138,201	184,844

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

NOTES TO THE INTERIM FINANCIAL STATEMENTS - 31 DECEMBER 2001 (CONTINUED)

5 DEPOSITS FROM CUSTOMERS

	Unaudited 31 Dec 2001 RM'000	Audited 30 June 2001 RM'000
Demand deposits	8,082,105	7,403,243
Savings deposits	3,190,791	2,944,311
Fixed deposits	24,654,470	27,057,190
Promissory notes	27,188	171,555
Negotiable instruments of deposit	279,041	305,000
	36,233,595	37,881,299

(i) The maturity structure of fixed deposits, promissory notes and negotiable instruments of deposit is as follows:

	Unaudited 31 Dec 2001 RM'000	Audited 30 June 2001 RM'000
Due within six months	19,705,583	21,446,159
Six months to one year	4,483,482	4,816,366
One year to three years	730,431	1,247,414
Three years to five years	39,640	23,593
Over five years	1,563	213
	24,960,699	27,533,745

6 DEPOSITS AND PLACEMENTS OF BANKS AND FINANCIAL INSTITUTIONS

	Unaudited 31 Dec 2001 RM'000	Audited 30 June 2001 RM'000
Licensed banks	3,949,060	2,457,625
Licensed finance companies	253,950	228,800
Other financial institutions	1,494,118	1,467,821
	5,697,128	4,154,246

(i) The maturity period of deposits and placements of banks and financial institutions are as follows:

	Unaudited 31 Dec 2001 RM'000	Audited 30 June 2001 RM'000
One year or less	5,286,973	3,213,481
More than one year	410,155	940,765
	5,697,128	4,154,246

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

NOTES TO THE INTERIM FINANCIAL STATEMENTS - 31 DECEMBER 2001 (CONTINUED)

7 BORROWINGS

	Unaudited 31 Dec 2001 RM'000	Audited 30 June 2001 RM'000
Secured:		
Revolving credit	1,406,337	1,395,540
Term loan	180,000	180,000
Overdrafts	49,558	49,638
2.5% redeemable non-convertible bonds	800,000	800,000
Unsecured:		
Revolving credit	311,500	332,000
Term loan	164,392	166,936
Overdrafts	9	8,682
1.5% redeemable exchangeable bonds	760,000	760,000
6% redeemable bonds	150,000	150,000
	3,821,796	3,842,796
Maturity period of borrowings:		
Repayable within one year	3,475,396	3,512,796
One year to three years	346,400	330,000
	3,821,796	3,842,796

8 LOAN AND FINANCING LOSS AND PROVISION

	Unaudited 31 Dec 2001 RM'000	Unaudited 31 Dec 2000 RM'000
Provision for commitments and contingencies	-	2,932
Provision for bad and doubtful debts		
- Specific provision (net)	259,853	102,383
- General provision	35,431	39,303
Bad debts		
- recovered	(4,576)	(51,780)
- written off	-	2,062
Provision against amount recoverable from Danaharta:		
- Provision for value impairment during the period	43,870	92,867
- Written-back on final settlement	(3,511)	(9,582)
	331,067	178,185

9 TAXATION AND ZAKAT

	Unaudited 31 Dec 2001 RM'000	Unaudited 31 Dec 2000 RM'000
Current year provision:		
Malaysia	126,297	131,805
Outside Malaysia	(799)	7,443
Transfer from deferred taxation	(38,381)	(26,776)
	87,117	112,472
Under provision in prior years	113	-
	87,230	112,472
Zakat	64	93
	87,294	112,565

The effective tax rate for the Group is higher than the statutory tax rate as certain expenses are not deductible for tax purposes and profits made by some subsidiary companies could not be offset against losses incurred by other subsidiary companies.

10 LOSS PER SHARE

The basic loss per share has been calculated by dividing the Group's loss after taxation, zakat, minority interests and INCPS dividends by a subsidiary company of RM136,235,000 (31 December 2000: loss of RM78,273,000) by the weighted average number of ordinary shares of the Company in issue during the financial period of 463,472,000 (31 December 2000: 463,472,000).

Based on the requirements of MASB 13, conversion of warrants is considered dilutive when they would result in the issue of new ordinary shares for less than the market value of the shares. As the current exercise price of the warrants is higher than the market value of the ordinary shares, there is no dilution in the loss per share.

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

NOTES TO THE INTERIM FINANCIAL STATEMENTS – 31 DECEMBER 2001 (CONTINUED)

11 COMMITMENTS AND CONTINGENCIES

In the normal course of business, the banking subsidiaries makes various commitments and incurs certain contingent liabilities with legal recourse to their customers. No material losses are anticipated as a result of these transactions.

As at 31 December 2001, the Company has extended unsecured guarantees totalling RM45,920,000 (30 June 2001: RM45,920,000) for the borrowings of its subsidiary company. As at balance sheet date, these banking facilities were fully utilised (30 June 2001: fully utilised) by the subsidiary companies of the Company.

(i) Risk Weighted Exposures of the Group:

	Unaudited 31 Dec 2001 Principal Amount	Unaudited 31 Dec 2001 Credit Equivalent Amount *	Audited 30 June 2001 Principal Amount	Audited 30 June 2001 Credit Equivalent Amount *
	RM'000	RM'000	RM'000	RM'000
Direct credit substitutes	3,166,931	3,175,003	2,818,702	2,813,286
Certain transaction related contingent items	1,306,420	653,210	1,393,800	696,900
Short-term self-liquidating trade-related contingencies	712,478	142,495	860,386	172,077
Obligations under underwriting Agreements	378,584	189,292	421,931	210,966
Irrevocable commitments to extend credit				
- maturity exceeding one year	2,810,097	1,405,049	2,767,241	1,383,621
- maturity not exceeding one year	19,064,365	-	17,633,085	-
Foreign exchange-related contracts - forward contracts				
- less than one year	3,293,173	52,758	6,492,975	94,722
Interest rate-related contracts				
- less than one year	349,000	288	523,600	377
- one year to less than five years	775,000	14,472	363,000	5,625
Others	568,115	-	703,255	-
	32,424,163	5,632,567	33,977,975	5,377,574

* The credit equivalent amount is arrived at using the credit conversion factor as per BNM's circulars.

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

NOTES TO THE INTERIM FINANCIAL STATEMENTS – 31 DECEMBER 2001 (CONTINUED)

11 COMMITMENTS AND CONTINGENCIES (CONTINUED)

ii) Off Balance Sheet Financial Instruments

Value of contracts classified by remaining period to maturity/next re-pricing date (whichever is earlier) as at the end of financial period/year ended:

31 December 2001

Items	Principal Amount RM' million	1 month or less RM' million	> 1 - 3 months RM' million	> 3 – 6 months RM' million	> 6 – 12 months RM' million	> 1 – 5 years RM' million	> 5 years RM' million	Margin Requirement RM' million
Foreign exchange related contracts								
- forwards	2,192	840	841	381	130	-	-	-
- swaps	1,087	583	386	108	10	-	-	-
- options	8	2	2	4	-	-	-	-
- others	6	6	-	-	-	-	-	-
Interest rate related contracts								
- forwards	-	-		-	-	-	-	-
- futures	701	-	70	106	135	390	-	-
- swaps	423	-	38	-	-	385	-	-
Total	4,417	1,431	1,337	599	275	775	-	-

30 June 2001

Items	Principal Amount RM' million	1 month or less RM' million	> 1 - 3 months RM' million	> 3 – 6 months RM' million	> 6 – 12 months RM' million	> 1 – 5 years RM' million	> 5 years RM' million	Margin Requirement RM' million
Foreign exchange related contracts								
- forwards	3,805	1,651	1,287	513	354	-	-	-
- swaps	2,634	1,003	840	753	38	-	-	-
- options	3	-	1	2	-	-	-	-
- spot	-	-	-	-	-	-	-	-
- others	51	51	-	-	-	-	-	-
Interest rate related contracts								
- forwards	-	-	-	-	-	-	-	-
- futures	706	-	80	90	266	270	-	235
- swaps	181	23	-	27	38	93	-	-
- options	-	-	-	-	-	-	-	-
Total	7,380	2,728	2,208	1,385	696	363	-	235

11 COMMITMENTS AND CONTINGENCIES (CONTINUED)

ii) Off Balance Sheet Financial Instruments (Continued)

Foreign exchange and interest rate related contracts are subject to market risk and credit risk.

Market risk

Market risk is the potential change in value caused by movements in market rates or prices. The contractual amounts stated above provide only a measure of involvement in these types of transactions and do not represent the amounts subject to market risk. Exposure to market risk may be reduced through offsetting on and off-balance sheet positions. As at 31 December 2001, the amount of contracts which were not hedged, and hence exposed to market risk, was RM596,592,000 (30 June 2001: RM658,666,000).

Credit risk

Credit risk arises from the possibility that a counterparty may be unable to meet the terms of a contract in which the Group has a gain position. As at 31 December 2001, the amounts of credit risk, measured in terms of the cost to replace the profitable contracts, was RM19,089,000 (30 June 2001: RM21,875,000). This amount will increase or decrease over the lives of the contracts, mainly as a function of maturity dates and market rates or prices.

RHB Bank has also given a continuing guarantee to BNM to meet the liabilities and financial obligations and requirements of its subsidiary, RHB Bank (L) Ltd., arising from offshore banking business in the Federal Territory of Labuan.

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

NOTES TO THE INTERIM FINANCIAL STATEMENTS – 31 DECEMBER 2001 (CONTINUED)

12 SEGMENT ANALYSIS

The segment analysis of the Group is as follows:

a) By industry segment

Unaudited Six Months Ended 31 December 2001	Operating Revenue	Profit/(Loss) Before Interest, Taxation and Zakat	Assets Employed
	RM'000	RM'000	RM'000
Commercial banking	1,358,128	177,717	48,464,456
Merchant banking	120,438	48,773	3,920,693
Finance and leasing	105,181	44,367	2,326,128
Securities and asset management	31,438	(6,775)	299,982
Insurance	15,766	9,610	136,846
Unit trust	4,898	901	5,428
Properties	1,245	(10,946)	749,978
Investment holding and others	3,552	(30,182)	118,077
Subtotal	1,640,646	233,465	56,021,588
Associated company	-	496	32,449
Goodwill	-	(56,450)	1,704,065
	1,640,646	177,511	57,758,102
Less: Interest expense	-	(111,055)	-
Operating revenue	1,640,646		
Profit before taxation and zakat		66,456	
Assets employed			57,758,102

Unaudited Six Months Ended 31 December 2000	Operating Revenue	Profit/(Loss) Before Interest, Taxation and Zakat	Assets Employed
	RM'000	RM'000	RM'000
Commercial banking	1,485,006	332,919	49,460,003
Merchant banking	108,764	50,701	2,485,768
Finance and leasing	49,994	26,351	2,401,956
Securities and asset management	46,641	(4,336)	339,377
Insurance	8,853	4,035	88,538
Unit trust	5,579	874	22,190
Properties	2,120	(5,217)	778,472
Investment holding and others	3,765	(14,770)	181,985
Subtotal	1,710,722	390,557	55,758,289
Associated company	-	(3,728)	49,384
Goodwill	-	(53,788)	1,821,070
	1,710,722	333,041	57,628,743
Less: Interest expense	-	(113,323)	-
Operating revenue	1,710,722		
Profit before taxation and zakat		219,718	
Assets employed			57,628,743

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

NOTES TO THE INTERIM FINANCIAL STATEMENTS - 31 DECEMBER 2001 (CONTINUED)

12 SEGMENT ANALYSIS (CONTINUED)

b) By geographical segment

Unaudited Six Months Ended 31 December 2001	Operating Revenue	Profit/(Loss) Before Interest, Taxation and Zakat	Assets Employed
	RM'000	RM'000	RM'000
Malaysia	1,637,419	240,040	55,801,862
Outside Malaysia	3,227	(6,575)	219,726
Subtotal	1,640,646	233,465	56,021,588
Associated company	-	496	32,449
Goodwill	-	(56,450)	1,704,065
	1,640,646	177,511	57,758,102
Less: Interest expense	-	(111,055)	-
Operating revenue	1,640,646		
Profit before taxation and zakat		66,456	
Assets employed			57,758,102

Unaudited Six Months Ended 31 December 2000	Operating Revenue	Profit/(Loss) Before Interest, Taxation and Zakat	Assets Employed
	RM'000	RM'000	RM'000
Malaysia	1,690,167	398,189	55,237,003
Outside Malaysia	20,555	(7,632)	521,286
Subtotal	1,710,722	390,557	55,758,289
Associated company	-	(3,728)	49,384
Goodwill	-	(53,788)	1,821,070
	1,710,722	333,041	57,628,743
Less: Interest expense	-	(113,323)	-
Operating revenue	1,710,722		
Profit before taxation and zakat		219,718	
Assets employed			57,628,743

The Group activities are principally conducted in Malaysia.

13 PROPOSED GROUP RESTRUCTURING SCHEME

Further to the announcement by the Company on 23 April 2001 in relation to the approval of the Minister of Finance ('MOF') via Bank Negara Malaysia ('BNM') for the Company to enter into negotiations with Utama Banking Group Berhad ('UBG') for the proposed merger of the RHB and UBG banking groups, Arab-Malaysian Merchant Bank Berhad ('Arab-Malaysian'), on behalf of the Company, RHB Capital and RHB Sakura Merchant Bankers Berhad ('RHB Sakura') ('RHB Group' or 'Group') announced on 20 March 2002, the successful conclusion of the negotiations leading to the execution of the relevant conditional agreements for the proposed merger as well as the proposed group restructuring scheme of the RHB Group ('Proposed Group Restructuring Scheme'). The Proposed Group Restructuring Scheme, which has been approved by the MOF via letters dated 11 March 2002 and 12 March 2002 from BNM to the Company and approved by the respective Board of Directors of the Company, RHB Capital, RHB Bank Berhad ('RHB Bank') and RHB Sakura, involves the following proposals as set out below :-

(i) Proposed Acquisition of Bank Utama (Malaysia) Berhad ('Bank Utama') and Proposed Merger of Bank Utama with RHB Bank

On 20 March 2002, the Company, RHB Bank, Cahya Mata Sarawak Berhad and UBG entered into a conditional sale and purchase agreement for the proposed acquisition of the entire equity interest of Bank Utama comprising 800,000,000 ordinary shares of RM1.00 each by RHB Bank from UBG based on 2.0 times the adjusted Net Tangible Assets ('NTA') value of Bank Utama as at the last day of the calendar month preceding the fulfilment of all the conditions precedent.

The purchase consideration is proposed to be satisfied by the Company on behalf of RHB Bank through the issuance of new RHB Irredeemable Convertible Unsecured Loan Stocks-A ('RHB ICULS-A'), new RHB Irredeemable Convertible Unsecured Loan Stocks-B ('RHB ICULS-B') and cash. The amount due and owing by RHB Bank to the Company will be repaid through the proposed issuance of an equivalent amount of Tier-II RHB Bank subordinated-debt to the Company, the actual amount of which will be determined upon finalization of the purchase consideration following a due diligence exercise ('Proposed Acquisition of Bank Utama'). Based on the latest available audited NTA of Bank Utama of RM800 million as at 31 December 2000, the indicative purchase consideration for the Proposed Acquisition of Bank Utama is RM1.6 billion.

The RHB ICULS-A to be issued to UBG pursuant to the Proposed Acquisition of Bank Utama shall be offered to all the shareholders of the Company by UBG by way of a restricted offer for sale on a renounceable basis after the completion of the Proposed Acquisition of Bank Utama on the basis of one (1) RHB ICULS-A for every one (1) existing RHB share held as at an entitlement date to be determined ('Proposed Restricted Offer for Sale').

Upon completion of the Proposed Acquisition of Bank Utama, RHB Bank will merge the commercial banking business of Bank Utama with RHB Bank.

13 PROPOSED GROUP RESTRUCTURING SCHEME (CONTINUED)

(ii) Proposed Transfer and Acquisition of RHB Leasing Sdn Bhd ('RHB Leasing') and RHB Capital Properties Sdn Bhd ('RHBCP')

a) On 20 March 2002, RHB Delta Finance Berhad ('RHB Delta Finance'), a wholly-owned subsidiary of RHB Bank entered into a conditional share sale agreement with RHB Capital and China Development Industrial Bank Inc. ('CDIB') (collectively referred to as 'Vendors') for the proposed transfer of the 70% equity interest in RHB Leasing comprising 7,000,000 ordinary shares of RM1.00 each from RHB Capital to RHB Delta Finance and proposed acquisition of 30% equity interest in RHB Leasing comprising 3,000,000 ordinary shares of RM1.00 each by RHB Delta Finance from CDIB for a total cash consideration based on 1.1 times the audited NTA value of RHB Leasing as at the last day of the calendar month preceding the date of fulfilment of all the conditions precedent ('Proposed Transfer of RHB Leasing' and 'Proposed Acquisition of 30% Equity Interest in RHB Leasing' respectively).

Based on the audited NTA of RHB Leasing as at 30 June 2001 of approximately RM100.3 million, the indicative cash consideration for the Proposed Transfer of RHB Leasing and the Proposed Acquisition of 30% Equity Interest in RHB Leasing are approximately RM77.2 million and RM33.1 million respectively.

b) On 20 March 2002, RHB Capital and RHB Bank entered into a conditional share sale agreement for the proposed transfer of the entire equity interest in RHBCP comprising 21,800,000 ordinary shares of RM1.00 each from RHB Capital to RHB Bank based on 1.0 time the audited NTA value of RHBCP as at the last day of the calendar month preceding the date of fulfilment of all the conditions precedent. Based on the audited NTA value of RHBCP of RM29.2 million as at 30 June 2001, the indicative transfer consideration shall be RM29.2 million of which indicatively RM16.7 million is proposed to be satisfied through the assumption by RHB Bank of an existing inter-company debt owing by RHB Capital to RHBCP and the balance by cash.

(iii) Proposed Scheme of Arrangement to privatise RHB Sakura

Proposed privatisation of RHB Sakura via a scheme of arrangement pursuant to Sections 176 and 178 of the Companies Act, 1965 whereby RHB Capital will acquire the remaining 165,888,605 ordinary shares of RM1.00 each (not held by RHB Capital) representing 49% equity interest in RHB Sakura for a consideration of RM4.00 per RHB Sakura share to be satisfied through RM2.00 in cash and the proposed issuance of RM2.00 nominal amount of redeemable unsecured bonds in RHB Capital for every one (1) RHB Sakura share acquired ('Proposed SOA').

13 PROPOSED GROUP RESTRUCTURING SCHEME (CONTINUED)

(iv) Proposed Acquisition of Straits Asset Holdings Sdn Bhd ('SAHSB') and Proposed Transfer of Securities and Securities Related Business Entities

a) On 20 March 2002, RHB Marketing Services Sdn Bhd ('RHB Marketing Services'), a wholly-owned subsidiary of RHB Capital, G.K. Goh Holdings Ltd ('G.K. Goh') and RHB Capital entered into a conditional sale of shares agreement for the proposed acquisition of the remaining 37% equity interest in SAHSB comprising 16,667,000 ordinary shares of RM1.00 each by RHB Marketing from G.K. Goh for a cash consideration based on 1.4 times of 37% of the audited NTA value of SAHSB and its subsidiaries ('SAHSB Group') as at the last day of the calendar month preceding the date of fulfilment of all the conditions precedent to be paid in cash by RHB Capital on behalf of RHB Marketing Services to G.K. Goh ('Proposed Acquisition of SAHSB'). SAHSB will become a wholly-owned subsidiary company of RHB Marketing Services upon completion of the Proposed Acquisition of SAHSB.

Based on the audited NTA of the SAHSB Group as at 30 June 2001 of RM95.3 million, the indicative cash purchase consideration for the Proposed Acquisition of SAHSB shall be RM49.4 million.

It is intended that the stockbroking business of Straits Securities Sdn Bhd (which is a wholly-owned subsidiary of SAHSB) will be merged with the stockbroking business of Rashid Hussain Securities Sdn Bhd subsequent to the completion of the Proposed Acquisition of SAHSB.

b) RHB Capital proposes to enter into a conditional sale and purchase agreement to transfer its securities and securities related business entities ('Securities Companies') to RHB Sakura (which would have become a wholly-owned subsidiary of RHB Capital upon completion of the Proposed SOA) based on 1.0 time to 1.5 times the audited NTA value of the respective entities as at the last day of the calendar month preceding the date of fulfilment of all the conditions precedent. RHB Sakura proposes to satisfy the transfer consideration through the proposed issuance of RM165 million RHB Sakura Tier II subordinated-debt ('RHB Sakura Sub-Debt') and the balance by cash.

(v) Proposed Voluntary Partial Offer by the Company

On 8 February 2002, Arab-Malaysian on behalf of the Company submitted an application ('VO Application') to seek the approval of the Securities Commission (SC) for the Company's proposal to undertake a voluntary partial take-over offer to increase its equity interest in shares and warrants of RHB Capital up to a maximum of 75% through the acquisition of up to an additional 19.6% and 54.5% of RHB Capital shares and warrants outstanding respectively ('Proposed Voluntary Partial Offer') prior to the completion of the Proposed Acquisition of Bank Utama. The consideration for the Proposed Voluntary Partial Offer is proposed to be satisfied by the issuance of new RHB shares and new RHB ICULS-B. In the VO Application, Arab-Malaysian on behalf of the Company, sought the approval of the SC for, *inter-alia*, a waiver from complying with the requirement of the Malaysian Code on Take-overs and Mergers, 1998 ('Code') to serve the notice of voluntary partial offer ('Notice') to the Board of Directors of RHB Capital upon announcement of the Proposed Voluntary Partial Offer.

In its letters dated 4 March 2002 and 13 March 2002, the SC approved the Proposed Voluntary Partial Offer and the Company's application for a waiver to serve the Notice upon announcement of the Proposed Voluntary Partial Offer as mentioned above. In this respect, the Company will serve the Notice to the Board of Directors of RHB Capital upon the receipt of the following:-

a) the last requisite authorities' approval for the Proposed Group Restructuring Scheme; and

b) the approval for the Proposed Voluntary Partial Offer from the shareholders of the Company.

13 PROPOSED GROUP RESTRUCTURING SCHEME (CONTINUED)

(v) Proposed Voluntary Partial Offer by the Company (Continued)

The SC's approval for the Proposed Voluntary Partial Offer is subject to the condition that the Company makes full disclosure in the offer document to be dispatched to the RHB Capital shareholders in respect of the effect of the Proposed Group Restructuring Scheme and the proposed disposals by Malaysian Resources Corporation Berhad ('MRCB') and Tan Sri Dato Abdul Rashid Hussain of their stakes in RHB to UBG, on the shareholding structure of the Company and RHB Capital.

The new RHB shares to be issued pursuant to the Proposed Voluntary Partial Offer will not be entitled to the Proposed Restricted Offer for Sale of the RHB ICULS-A by UBG.

The Board of Directors of the Company ('the Board') has proposed the following indicative terms for the Proposed Voluntary Partial Offer:-

- one (1) new RHB share of RM1.00 each and RM1.00 nominal amount of new RHB ICULS-B for every one (1) RHB Capital share held; and
- seven (7) new RHB shares of RM1.00 each for every twenty (20) RHB Capital warrants held.

The final terms of the Proposed Voluntary Partial Offer including the issue price and the number of new RHB shares and new RHB ICULS-B to be issued as consideration will be determined by the Board at a later stage, prior to the serving of the Notice to the Board of Directors of RHB Capital and after taking into account the then prevailing market prices.

(vi) Proposed Repayment of Borrowings by the Company and RHB Capital

Proposed repayment of the RHB Group's borrowings comprising:-

a) RM1.0 billion by the Company consisting of the Company's existing outstanding RM800 million nominal value of 2.5% per annum redeemable secured bonds and RM200 million of its short term borrowings; and

b) RM200 million of its short term borrowings by RHB Capital,

upon the completion of the Proposed Group Restructuring Scheme.

(vii) Abortion of the previous Proposed Restructuring Scheme

With regard to the announcements dated 25 September 2000 and 6 December 2000 wherein Arab-Malaysian on behalf of the RHB Group announced the details of the Group's previous proposed restructuring scheme ('Previous Scheme'), Arab-Malaysian also announce on 20 March 2002 that the Board of Directors of RHB, RHB Capital and RHB Sakura had on 5 February 2002, 7 February 2002 and 8 February 2002 respectively passed the relevant Board resolutions to abort the Previous Scheme.

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

NOTES TO THE INTERIM FINANCIAL STATEMENTS - 31 DECEMBER 2001 (CONTINUED)

14. MATERIAL LITIGATION

On 19 October 2001, RHB Capital announced that a Writ of Summons has been filed at the High Court of Malaya in Kuala Lumpur against Carta Bintang Sdn Bhd ('CBSB'), the vendor of SJ Securities Sdn Bhd ('SJ Securities'), for the recovery of the deposit paid by RHB Capital pursuant to the sale of shares agreement dated 7 November 2000 between CBSB and RHB Capital for the sale and purchase of shares in SJ Securities. On 8 November 2001, RHB Capital further announced that the sealed Writ of Summons was served on the solicitors for CBSB on 7 November 2001.

On 29 November 2001, RHB Capital announced that the Defence and Counterclaim of CBSB was served on RHB Capital's solicitors on 26 November 2001. The overall amount claimed by CBSB in the Counterclaim is RM258,688,153.42 together with interest thereon and costs. RHB Capital filed its Reply to the Defence and a Defence to the Counterclaim on 19 December 2001.

The Group does not have any material litigation, which in the opinion of the directors would have a material adverse effect on the financial results of the Group.

15 COMPARATIVE FIGURES

The following comparative figures have been reclassified and modified to conform with the current period's presentation.

Based on BNM's circular dated 31 July 2001 on Accounting treatment for loans sold to Cagamas with recourse, loans sold to Cagamas with recourse will no longer be deducted from gross loans and advances. Proceeds from the sale of the loans are to reclassified to the liability side of the balance sheet. The Group figure are restated as follows:

As at 30 June 2001	As previously reported RM'000	Reclassification RM'000	As restated RM'000
Assets			
Loans, advances and financing	38,129,922	276,796	38,406,718
Other assets	398,908	19,414	418,322
Liabilities			
Amount due to Cagamas	-	280,432	280,432
Other liabilities	1,085,285	15,778	1,101,063
Commitments and contingencies	34,277,821	(299,846)	33,977,975

Company No.

163211	V

RASHID HUSSAIN BERHAD
(Incorporated in Malaysia)

STATEMENT BY DIRECTORS

We, Tan Sri Dato' Abdul Rashid Hussain and Chong Kin Leong, being two of the directors of Rashid Hussain Berhad, state that, in the opinion of the directors, the interim financial statements set out on pages 1 to 23 are drawn up so as to give a true and fair view of the state of affairs of the Group as at 31 December 2001 and of the results and cash flows of the Group for the financial period ended on that date in accordance with the applicable approved accounting standards in Malaysia and Bank Negara Malaysia Guidelines.

On behalf of the Board

TAN SRI DATO' ABDUL RASHID HUSSAIN
EXECUTIVE CHAIRMAN

CHONG KIN LEONG
DIRECTOR

Kuala Lumpur

SCHEDULE 4

Part 2—RHB Capital Group historical audited consolidated annual financial statements for the fiscal years ended 30 June 2000 and 2001 and unaudited consolidated financial statements for the six months ended 31 December 2000 and 2001

Company No.

312952	H

RHB CAPITAL BERHAD

(Incorporated in Malaysia)

STATUTORY FINANCIAL STATEMENTS

30 JUNE 2001

Company No.

312952	H

RHB CAPITAL BERHAD
(Incorporated in Malaysia)

CORPORATE INFORMATION

BOARD OF DIRECTORS

Tan Sri Dato' Abdul Rashid Hussain
Tan Sri Geh Ik Cheong
Dato' Lim Kong Wai
Lim Cheng Yeow
Seah Fook Chin
Yvonne Chia
Dato' Izham bin Mahmud
Chong Kin Leong
Mohammad Nizar bin Idris
Oh Chong Peng
Tan Sri Datuk Clifford Francis Herbert
Akira Miyama
Takashi Fujishima

SECRETARIES

Rosley bin Ahmad
Ong Suan Sim

REGISTERED OFFICE

Level 8, Tower Three
RHB Centre
Jalan Tun Razak
50400 Kuala Lumpur

AUDITORS

PricewaterhouseCoopers
Public Accountants
11th Floor, Wisma Sime Darby
Jalan Raja Laut
50350 Kuala Lumpur

Company No.

312952	H

RHB CAPITAL BERHAD
(Incorporated in Malaysia)

STATUTORY FINANCIAL STATEMENTS
30 JUNE 2001

CONTENTS PAGE

:pany No.

12952	H

‹HB CAPITAL BERHAD
(Incorporated in Malaysia)

DIRECTORS' REPORT

The directors submit herewith their report together with the audited financial statements of the Group and the Company for the financial year ended 30 June 2001.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The principal activities of the Company's subsidiary and associated companies are as disclosed in Notes 8 and 9 to the financial statements respectively.

There have been no significant changes in these principal activities during the financial year.

FINANCIAL RESULTS

	Group RM'000	Company RM'000
Profit before taxation and zakat	621,527	229,655
Taxation and zakat	(208,772)	(69,434)
Profit after taxation and zakat	412,755	160,221
Minority interests	(149,845)	-
Profit after taxation, zakat and minority interests	262,910	160,221

DIVIDENDS

The amount of dividends paid by the Company since 30 June 2000 were as follows:

	RM'000
In respect of the previous financial year:	
Final dividend of 8% less tax paid on 18 December 2000	105,032
In respect of the current financial year:	
Interim dividend of 2% less tax paid on 20 April 2001	26,258

The directors recommend the payment of a final dividend of 3% less tax of 28% amounting to RM39,387,000 for the current financial year ended 30 June 2001, which is subject to the approval of the Company's shareholders at the forthcoming Annual General Meeting of the Company. If approved, the final dividend will be paid on a date to be determined later.

RESERVES AND PROVISIONS

All material transfers to or from reserves or provisions during the financial year are disclosed in the financial statements.

ISSUE OF SHARES

There were no issue of shares in the Company during the financial year.

BAD AND DOUBTFUL DEBTS

Before the financial statements of the Group and the Company were made out, the directors took reasonable steps to ascertain that actions have been taken in relation to the writing off of bad debts and the making of provisions for doubtful debts, and satisfied themselves that all known bad debts have been written off and that adequate provision had been made for doubtful debts.

At the date of this report, the directors are not aware of any circumstances which would render the amount written off for bad debts, or the amount of the provision for doubtful debts in the financial statements of the Group and the Company inadequate to any substantial extent.

CURRENT ASSETS

Before the financial statements of the Group and the Company were made out, the directors took reasonable steps to ensure that any current assets, other than debts, which were unlikely to be realised in the ordinary course of business, their values as shown in the accounting records of the Group and the Company, had been written down to an amount which they might be expected so to realise.

At the date of this report, the directors are not aware of any circumstances which would render the values attributed to the current assets in the financial statements of the Group and the Company misleading.

VALUATION METHOD

At the date of this report, the directors are not aware of any circumstances which have arisen which render adherence to the existing methods of valuation of assets or liabilities of the Group and the Company misleading or inappropriate.

CONTINGENT AND OTHER LIABILITIES

At the date of this report, there does not exist:

(a) any charge on the assets of the Group and the Company which has arisen since the end of the financial year which secures the liability of any other person; or

(b) any contingent liability of the Group and the Company which has arisen since the end of the financial year other than in the normal course of business.

No contingent or other liability of the Group and the Company has become enforceable, or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the directors, will or may substantially affect the ability of the Group or the Company to meet its obligations when they fall due.

CHANGE OF CIRCUMSTANCES

At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report or the financial statements of the Group and the Company which would render any amount stated in the financial statements misleading or inappropriate.

ITEMS OF AN UNUSUAL NATURE

The results of the Group and the Company for the financial year have not been substantially affected by any item, transaction or event of a material and unusual nature.

There has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors, to affect substantially the results of the operations of the Group or the Company for the financial year in which this report is made.

SIGNIFICANT EVENTS DURING THE FINANCIAL YEAR

Significant events during the financial year are disclosed in Note 42 to the financial statements.

DIRECTORS OF THE COMPANY

The directors of the Company in office since the date of the last report are:

Tan Sri Dato' Abdul Rashid Hussain	
Tan Sri Geh Ik Cheong	
Dato' Lim Kong Wai	
Lim Cheng Yeow	
Seah Fook Chin	
Yvonne Chia	
Dato' Izham bin Mahmud	
Chong Kin Leong	
Mohammad Nizar bin Idris	
Oh Chong Peng	
Tan Sri Datuk Clifford Francis Herbert	
Akira Miyama	
Takashi Fujishima	(appointed on 20 December 2000)
Hiromichi Kaneko (Alternate to Takashi Fujishima)	(appointed on 20 December 2000 and resigned on 13 July 2001)
Shinsuke Shimizu	(resigned on 20 December 2000)
Haruo Kawamoto (Alternate to Shinsuke Shimizu)	(ceased to be an alternate director on 20 December 2000)

Pursuant to Section 129 of the Companies Act, 1965, Tan Sri Geh Ik Cheong retires at the forthcoming Annual General Meeting of the Company and being eligible, offers himself for re-appointment.

Pursuant to Article 64 of the Company's Articles of Association, Tan Sri Dato' Abdul Rashid Hussain, Dato' Lim Kong Wai, Lim Cheng Yeow and Seah Fook Chin retire at the forthcoming Annual General Meeting of the Company and being eligible, offer themselves for re-election.

Pursuant to Article 69 of the Company's Articles of Association, Takashi Fujishima retires at the forthcoming Annual General Meeting of the Company and being eligible, offers himself for re-election.

Company No.

312952	H

RHB CAPITAL BERHAD
(Incorporated in Malaysia)

DIRECTORS' REPORT (CONTINUED)

DIRECTORS' INTERESTS IN SHARES AND WARRANTS

According to the register of directors' shareholdings, the interests of the directors in office at the end of the financial year in the shares and warrants of the Company and its related listed corporations were as follows:

	Number of ordinary shares of RM1.00 each			
	As at 1.7.2000	Bought	Sold	As at 30.6.2001
The Company				
Tan Sri Dato' Abdul Rashid Hussain				
- indirect [1]	1,010,427,972	-	-	1,010,427,972
Dato' Lim Kong Wai				
- direct	202,500	-	-	202,500
- indirect [2]	9,736,005	-	-	9,736,005
Yvonne Chia				
- direct	5,000	-	-	5,000
Oh Chong Peng				
- direct	3,532	-	3,532	-
Holding Company Rashid Hussain Berhad				
Tan Sri Dato' Abdul Rashid Hussain				
- direct	88,942,345	-	-	88,942,345
- indirect [3]	22,042,041	-	-	22,042,041
Dato' Lim Kong Wai				
- indirect [4]	10,000	-	-	10,000
Seah Fook Chin				
- direct	151,900	-	-	151,900
Yvonne Chia				
- direct	50,000	-	-	50,000
Dato' Izham bin Mahmud				
- direct	15,500	-	-	15,500
Chong Kin Leong				
- direct	82,100	-	-	82,100

Company No.

312952	H

RHB CAPITAL BERHAD
(Incorporated in Malaysia)

DIRECTORS' REPORT (CONTINUED)

DIRECTORS' INTERESTS IN SHARES AND WARRANTS (CONTINUED)

	Number of ordinary shares of RM1.00 each			
	As at 1.7.2000	Bought	Sold	As at 30.6.2001
Subsidiary Company				
RHB Sakura Merchant Bankers Berhad				
Tan Sri Dato' Abdul Rashid Hussain				
- indirect [5]	244,265,395	-	-	244,265,395
Tan Sri Geh Ik Cheong				
- direct	8,000	-	-	8,000
Dato' Lim Kong Wai				
- direct	8,000	-	-	8,000
- indirect [6]	890,800	-	-	890,800
Lim Cheng Yeow				
- direct	8,000	-	-	8,000
Seah Fook Chin				
- direct	8,000	-	-	8,000
Yvonne Chia				
- direct	13,250	-	-	13,250
Dato' Izham bin Mahmud				
- direct	8,000	-	-	8,000

	Number of Warrants 1994/2004			
	As at 1.7.2000	Bought	Sold	As at 30.6.2001
The Company				
Tan Sri Dato' Abdul Rashid Hussain				
- indirect [1]	39,812,500	-	-	39,812,500
Dato' Lim Kong Wai				
- direct	50,625	-	-	50,625
- indirect [7]	1,751	-	-	1,751
Yvonne Chia				
- direct	5,000	-	-	5,000

The Company issued 195,076,500 warrants on 28 December 1994 ('Warrants 1994/1999'). The Warrants 1994/1999 entitle their holders to the right to subscribe in cash for new ordinary shares of RM1.00 each in the Company on the basis of one new ordinary share of RM1.00 each for every one warrant held at an exercise price of RM5.40 per share within five (5) years from the date of issue. The exercise price of the Warrants 1994/1999 is subject to adjustments from time to time in accordance with the conditions stipulated in the Deed Poll created on 7 December 1994. Pursuant to the Second Supplemental Deed Poll executed on 23 June 1999, the exercise period of the Warrants 1994/1999 has been extended by five (5) years to expire on 27 December 2004 and the Warrants 1994/1999 are now known as Warrants 1994/2004. There were no warrants exercised during the financial year. The balance of warrants unexercised as at the end of the financial year is 194,510,471.

Company No.

312952	H

RHB CAPITAL BERHAD
(Incorporated in Malaysia)

DIRECTORS' REPORT (CONTINUED)

DIRECTORS' INTERESTS IN SHARES AND WARRANTS (CONTINUED)

	Number of Warrants 1997/2007			
	As at 1.7.2000	Bought	Sold	As at 30.6.2001
Holding Company Rashid Hussain Berhad				
Tan Sri Dato' Abdul Rashid Hussain				
- direct	13,058,000	-	13,058,000*	-
- indirect [3]	429,000	-	429,000*	-
Seah Fook Chin				
- direct	22,000	-	22,000*	-
Dato' Izham bin Mahmud				
- direct	24,000	-	24,000*	-
Chong Kin Leong				
- direct	15,000	-	15,000*	-

Each warrant of Rashid Hussain Berhad ('Warrants 1997/2002') entitles the registered holder to subscribe for one new ordinary share of RM1.00 each in Rashid Hussain Berhad at any time within a period of four and three quarter (4 ¾) years from the date of issue on 25 June 1997 at an exercise price of RM18.30 per share. The exercise price is subject to adjustments from time to time in accordance with the conditions stipulated in the Deed Poll created on 25 June 1997. Pursuant to a Supplemental Deed Poll executed on 23 June 1999, the exercise period for the Warrants 1997/2002 was extended by five (5) years to expire on 24 March 2007 and the Warrants 1997/2002 are now known as Warrants 1997/2007.

* Pursuant to the RHB Replacement Warrants Issue, the Warrants 1997/2007 were surrendered and exchanged for an equivalent number of Warrants 2001/2002 at an issue price of RM0.10 per Warrant 2001/2002.

	Number of Warrants 1999/2002			
	As at 1.7.2000	Bought	Sold	As at 30.6.2001
Holding Company Rashid Hussain Berhad				
Tan Sri Dato' Abdul Rashid Hussain				
- direct	31,408,000	-	-	31,408,000
- indirect [3]	1,070,000	-	-	1,070,000
Seah Fook Chin				
- direct	57,000	-	-	57,000
Chong Kin Leong				
- direct	30,000	-	-	30,000

Each warrant of Rashid Hussain Berhad ('Warrants 1999/2002') entitles the registered holder to subscribe for one new ordinary share of RM1.00 each in Rashid Hussain Berhad at any time from the date of issue on 17 August 1999. The initial exercise price of Rashid Hussain Berhad Warrant 1999/2002 is RM4.35 per share. The exercise price is subject to adjustments from time to time in accordance with the conditions stipulated in the Deed Poll executed on 23 June 1999. The exercise period of the Warrants 1999/2002 will expire on 24 March 2002.

Company No.

312952	H

RHB CAPITAL BERHAD
(Incorporated in Malaysia)

DIRECTORS' REPORT (CONTINUED)

DIRECTORS' INTERESTS IN SHARES AND WARRANTS (CONTINUED)

	Number of Warrants 2001/2002			
	As at date of issue	Bought	Sold	As at 30.6.2001
Holding Company Rashid Hussain Berhad				
Tan Sri Dato' Abdul Rashid Hussain				
- direct	13,058,000*	-	-	13,058,000
- indirect [3]	429,000*	-	-	429,000
Seah Fook Chin				
- direct	22,000*	-	-	22,000
Dato' Izham bin Mahmud				
- direct	24,000*	-	-	24,000
Chong Kin Leong				
- direct	15,000*	-	-	15,000

Each warrant of Rashid Hussain Berhad ('Warrants 2001/2002') entitles the registered holder to subscribe for one new ordinary share of RM1.00 each in Rashid Hussain Berhad at any time from the date of issue on 4 April 2001. The exercise price of Rashid Hussain Berhad Warrant 2001/2002 is RM1.90 per share. The exercise price is subject to adjustments from time to time in accordance with the conditions stipulated in the Deed Poll executed on 13 February 2001. The exercise period of the Warrants 2001/2002 will expire on 24 March 2002.

Notes:

1 Deemed interest pursuant to Section 6A of the Companies Act, 1965 by virtue of his interest in the holding company.

2 Deemed interest pursuant to Section 6A of the Companies Act, 1965 by virtue of his interest in Lim Kah Ngam (Malaysia) Sdn Bhd, Lim Kah Ngam Limited and Hotel Equatorial (M) Sdn Bhd.

3 The indirect interests are held through family members.

4 Deemed interest pursuant to Section 6A of the Companies Act, 1965 by virtue of his interest in Hotel Equatorial (M) Sdn Bhd.

5 Deemed interest pursuant to Section 6A of the Companies Act, 1965 by virtue of his interest in Panduan Cekal Sdn Bhd, the Company and the holding company.

6 Deemed interest pursuant to Section 6A of the Companies Act, 1965 by virtue of his interest in Lim Kah Ngam (Malaysia) Sdn Bhd, Lim Kah Ngam Limited and Hotel Equatorial (M) Sdn Bhd and indirect interest held by family members.

7 Deemed interest pursuant to Section 6A of the Companies Act, 1965 by virtue of his interest in Lim Kah Ngam (Malaysia) Sdn Bhd and indirect interest held through family member.

* Pursuant to the RHB Replacement Warrants Issue, the Warrants 1997/2007 were surrendered and exchanged for an equivalent number of Warrants 2001/2002 at an issue price of RM0.10 per Warrant 2001/2002.

By virtue of his substantial interest in the shares of the Company, Tan Sri Dato' Abdul Rashid Hussain is also deemed to have substantial interest in the shares of the subsidiary companies to the extent the Company has an interest.

On 29 June 2001, Ms Yvonne Chia acquired one ordinary share of HK$1.00 each in RHB Trade Services Limited, a subsidiary company of RHB Bank Berhad ('RHB Bank') and incorporated in Hong Kong, which she holds in trust for RHB Bank to comply with Hong Kong Companies Ordinance of a minimum of two shareholders.

Other than the above, none of the other directors holding office at the end of the financial year had any substantial interest in the shares of the Company or its related corporations during the financial year.

Company No.

312952	H

RHB CAPITAL BERHAD
(Incorporated in Malaysia)

DIRECTORS' REPORT (CONTINUED)

DIRECTORS' BENEFITS

Since the end of the previous financial year, no director of the Company has received or become entitled to receive any benefit (other than as disclosed in the financial statements) by reason of a contract made by the Company or a related corporation with the director or with a firm of which the director is a member, or with a company in which the director has a substantial financial interest.

During and at the end of the financial year, no arrangements subsisted to which the Company or its subsidiary companies is a party with the object or objects of enabling directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

HOLDING AND ULTIMATE HOLDING COMPANY

The directors regard Rashid Hussain Berhad, a company incorporated in Malaysia, as the holding and ultimate holding company.

AUDITORS

Our auditors, PricewaterhouseCoopers, have expressed their willingness to continue in office.

Signed in accordance with a resolution of the Board of Directors dated 29 August 2001.

TAN SRI DATO' ABDUL RASHID HUSSAIN
EXECUTIVE CHAIRMAN

DATO' LIM KONG WAI
DIRECTOR

Company No.

312952	H

RHB CAPITAL BERHAD
(Incorporated in Malaysia)

BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

The financial statements are prepared under the historical cost convention in accordance with the applicable approved Accounting Standards in Malaysia, directives and guidelines from Bank Negara Malaysia ('BNM') and comply with the Companies Act, 1965.

PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies of the Group and the Company which are consistent with the policies adopted in the previous financial year other than compliance with the relevant Malaysian Accounting Standards Board's ('MASB') approved Accounting Standards which became operative during the financial year ended 30 June 2001. The accounting policies of the Group and the Company are summarised below:

(1) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiary companies from the date of acquisition up to the end of the financial year, except where merger accounting principles are employed, in which case the financial statements of the companies concerned are included for the full year. In the case of disposals, the results of the subsidiary companies are consolidated up to the date of disposal. All material inter-company transactions have been eliminated on consolidation.

The consolidated income statement includes the Group's share of profits less losses of associated companies based on the latest audited financial statements of the companies concerned. In the consolidated balance sheet, the Group's interest in associated companies is stated at cost less goodwill on acquisition, plus the Group's share of post-acquisition retained profits and reserves and net of foreign currency translation differences which are taken to reserves.

(2) Investment in subsidiary companies

A subsidiary company is a company in which the Group controls the composition of its board of directors or more than half of its voting power, or holds more than half of its issued ordinary share capital.

Investments in subsidiary companies are stated at cost and provision is only made where, in the opinion of the directors, there is a permanent diminution in value.

(3) Investment in associated companies

Associated companies are defined as those companies, other than subsidiary companies, in which the Group has a long term investment of between 20% - 50% equity interest and where the Group is in a position to exercise significant influence over financial and policy decisions through representation on the Board.

Investments in associated companies are stated at cost and provision is only made where, in the opinion of the directors, there is a permanent diminution in value.

PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(4) Goodwill

Goodwill arising on consolidation represents the excess of the purchase price over the fair value of the separable net assets of subsidiary and associated companies at the date of acquisition.

Goodwill arising on consolidation is amortised on a straight line basis over a maximum of 20 years from the date of acquisition or the expected useful life, whichever is shorter.

(5) Income recognition

(i) Interest on housing and other secured loans is recognised on a daily basis over the period of the loans. Interest income is recognised on an accrual basis. Where an account is classified as non-performing, interest is suspended until it is realised on a cash basis. Customers' accounts are classified as non-performing where repayments are in arrears for 6 months or more from the first day of default for loans and overdrafts, and after 3 months from maturity date for trade bills, bankers' acceptances and trust receipts. The policy on suspension of interest is in conformity with BNM's 'Guidelines on the Classification of Non-Performing Loans and Provision for Substandard, Bad and Doubtful Debts'.

(ii) Loan arrangement fees and commissions are recognised as income when all conditions precedent are fulfilled.

(iii) Guarantee fees are recognised as income upon issuance of guarantees.

(iv) Commitment fees are recognised as income based on time apportionment.

(v) Income from Skim Perbankan Islam ('SPI') is recognised on an accrual basis in accordance with the principle of Syariah.

(vi) Brokerage fees are recognised when contracts are executed, management and referral fees are recognised on an accrual basis. Interest income from clients, overdue outstanding purchases and contra losses is suspended until it is realised on a cash basis. Interest income from margin financing is recognised on an accrual basis and when an account is classified as non-performing, recognition of interest is suspended until it is realised on a cash basis.

(vii) Dividends from subsidiary and associated companies are recognised when the shareholders' right to receive payment is established, while dividends from other investments are recognised on a cash basis.

(6) Provision for non-performing debts

Specific provisions are made for debts which have been individually reviewed and specifically identified as non-performing.

A general provision for banking operations based on a percentage of the loan portfolio is also made to cover possible losses which are not specifically identified. General provision for securities operations is made based on a percentage of the total amount due from clients after deducting the amount of interest-in-suspense and specific provisions for bad and doubtful debts. These percentages are reviewed annually in the light of past experience and prevailing circumstances and an adjustment is made on the overall general provision, if necessary.

An uncollectible loan or portion of a loan classified as bad is written off after taking into consideration the realisable value of collateral, if any, when in the judgement of the management, there is no prospect of recovery.

PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(6) Provision for non-performing debts (continued)

The Group's provision for non-performing debts is in conformity with the requirements of BNM's 'Guidelines on the Classification of Non-Performing Loans and Provision for Substandard, Bad and Doubtful Debts', as well as the requirements for provision for bad and doubtful debts in Chapter 9 Part 4 of the Rules of the Kuala Lumpur Stock Exchange ('KLSE').

(7) Amount recoverable from Danaharta

The total consideration for loans sold to Pengurusan Danaharta Nasional Berhad ('Danaharta') is received in two portions i.e. the first portion upon the sale of the loans ('initial consideration') and the second portion upon the recovery of the loans ('final consideration'). The final consideration represents the banking subsidiary companies' pre-determined share of the surplus over the initial consideration upon recovery of the loans.

The difference between the carrying value of the loans disposed of and the initial consideration is recognised as 'Amount Recoverable from Danaharta'. Provisions against these amounts are made in accordance with BNM's 'Guidelines on the Sale of Non-Performing Loans to Danaharta' issued on 30 April 1999 and reflects the assessment of the directors of the banking subsidiary companies of the realisable value of the final consideration as at the balance sheet date.

(8) Dealing securities

Dealing securities are marketable securities that are acquired and held with the intention of resale in the short term, and are stated at the lower of cost and market value determined on an aggregate basis.

Transfers, if any, between dealing and investment securities are made at the lower of cost and market value.

(9) Investment securities

Investment securities are securities that are acquired and held for yield or capital growth or to meet the minimum liquid assets requirements pursuant to Section 38 of the Banking and Financial Institutions Act, 1989 and are usually held to maturity. Investment securities are accounted for as follows:-

(i) Malaysian Government Securities and Cagamas bonds and Cagamas Mudharabah bearer bonds are stated at cost adjusted for amortisation of premium and accretion of discount to maturity.

(ii) Malaysian Government Treasury Bills, Malaysian Government Investment Certificates and Cagamas notes are stated at cost.

(iii) Quoted shares, unquoted shares, quoted bonds, floating rate notes, floating rate certificates of deposit, promissory notes and other investments are stated at cost less provision for any permanent diminution in value.

Transfers, if any, between dealing and investment securities are made at the lower of cost and market value.

Company No.

312952	H

RHB CAPITAL BERHAD
(Incorporated in Malaysia)

PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(10) Fixed assets and depreciation

Fixed assets are stated at cost less accumulated depreciation.

Freehold land, buildings in progress and renovations in progress are not depreciated. Other fixed assets are depreciated on a straight line basis over their estimated useful lives at the following annual depreciation rates:

Leasehold land	Amortised over period of lease
Buildings, renovations and improvements	2% to 20% or lease period
Furniture, fittings, equipment and software	$7\frac{1}{2}$% to $33\frac{1}{3}$%
Motor vehicles	20% to 25%

(11) Forward exchange contracts

Unmatured forward exchange contracts are valued at forward rates as at balance sheet date, applicable to their respective dates of maturity, and unrealised gains and losses are recognised in the income statement for the year.

(12) Financial futures

Financial futures contracts are valued at the closing market prices as at balance sheet date. The resulting profits and losses are included in the income statement.

(13) Bills and acceptances payable

Bills and acceptances payable represent the banking subsidiary companies' own bills and acceptances rediscounted and outstanding in the market.

(14) Interest rate swaps, futures, forward and option contracts

The banking subsidiary companies act as intermediaries with counterparties who wish to swap their interest obligations. These subsidiary companies also use interest rate swaps, futures, forward and option contracts in their trading account activities and in overall interest rate risk management.

Interest income or interest expense associated with interest rate swaps that qualify as hedges is recognised over the life of the swap agreement as a component of interest income or interest expense. Gains and losses on interest rate swaps, futures, forward and option contracts that qualify as hedges are deferred and amortised over the life of the hedged assets or liabilities as adjustments to interest income or interest expense.

Gains and losses on interest rate swaps, futures, forward and option contracts that do not qualify as hedges are recognised in the current year using the mark-to-market method, and are included in the income statement.

(15) Currency conversion and translation

Transactions in foreign currencies are converted into Ringgit Malaysia at the rates of exchange ruling at transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Ringgit Malaysia at rates of exchange approximating to those ruling at that date. Gains or losses on foreign exchange transactions are recognised as income or expenses in the period in which they arise.

The results of foreign operations, subsidiary and associated companies are translated into the Group's reporting currency at average exchange rates for the financial year and the balance sheets are translated at the exchange rates ruling on 30 June. Exchange differences arising from the translation of the net investment in foreign operations are charged to retained profits in the shareholders' equity.

The principal closing rates used in translation of foreign currency amounts were as follows:

Foreign currency	2001 RM	2000 RM
1 US Dollar	3.80	3.80
1 Singapore Dollar	2.10	2.20

PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(16) Deferred taxation

Provision is made for deferred taxation using the liability method in respect of all material timing differences between accounting and taxable profits, except where such differences are not expected to reverse in the foreseeable future. However, where the timing differences give rise to deferred tax benefits, those net benefits are not recognised unless the net benefits relate to interest-in-suspense which could reasonably be realised over a reasonable period.

(17) Repurchase agreements

Securities purchased under resale agreements are securities which the banking subsidiary companies had purchased with a commitment to resell at future dates. The commitment to resell the securities is reflected as an asset on the balance sheet.

Conversely, obligations on securities sold under repurchase agreements are securities which the banking subsidiary companies had sold from their portfolios, with a commitment to repurchase at future dates. The commitment to repurchase the securities is reflected as a liability on the balance sheet.

(18) General insurance underwriting

General insurance underwriting results are determined after taking into account provision for unearned premium and outstanding claims.

Provision or reserves for unearned premiums are calculated in accordance with the fixed percentage method or time apportionment method, where applicable. Provision is made for outstanding claims based on the estimated cost of claims, less reinsurance recoveries in respect of claims notified and include claims incurred but not reported by the balance sheet date ('IBNR'). Provision for IBNR is computed using a mathematical method of estimation and is based on an actuarial valuation carried out by an independent actuarial firm.

(19) Leasing, hire purchase and block discounting business

Finance charges earned from leasing, hire purchase and block discounting activities are recognised over the period of the leasing and hire purchase contracts in proportion to the net funds invested.

(20) Finance lease-assets sold under lease

The leasing subsidiary company has adopted the financing method of accounting for leases. Under a finance lease, the present value of the lease payments is recognised as a receivable. The difference between the gross receivable and the present value of the receivable is recognised as unearned income. Lease income is recognised over the term of the lease using the net investment method which reflects a constant periodic rate of return.

(21) Operating lease-assets purchased under lease

Leases of assets under which all the risks and benefits of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight line basis over the period of the lease.

(22) Cash and cash equivalents

Cash and cash equivalents consist of cash and bank balances and short term funds, with original maturity of not more than one month.

Company No.

312952	H

RHB CAPITAL BERHAD
(Incorporated in Malaysia)

BALANCE SHEETS AS AT 30 JUNE 2001

	Note	Group		Company	
		2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
ASSETS					
Cash and short term funds	2	4,093,021	4,436,834	1,879	21,065
Securities purchased under resale agreements		-	197,780	-	-
Deposits and placements with financial institutions	3	1,239,372	677,854	-	-
Dealing securities	4	4,761,645	4,572,856	-	-
Investment securities	5	5,305,802	5,263,351	-	-
Loans, advances and financing	6	38,129,922	35,123,847	-	-
Clients' and brokers' balances	7	105,480	300,033	-	-
Investments in subsidiary companies	8	-	-	3,577,074	3,497,389
Investments in associated companies	9	49,796	56,492	36,000	36,000
Amount recoverable from Danaharta	10	184,844	457,869	-	-
Tax recoverable		20,806	17,220	7,161	5,964
Other assets	11	959,506	1,672,570	602,575	511,606
Statutory deposits	13	1,019,889	1,204,468	-	-
Goodwill	14	280,723	132,040	-	-
Fixed assets	15	920,767	925,258	-	-
Total assets		57,071,573	55,038,472	4,224,689	4,072,024
LIABILITIES AND SHAREHOLDERS' EQUITY					
Deposits from customers	16	37,881,299	35,694,016	-	-
Deposits and placements of banks and financial institutions	17	4,154,246	4,528,090	-	-
Obligations on securities sold under repurchase agreements		1,834,827	1,942,247	-	-
Bills and acceptances payable		4,768,815	4,354,497	-	-
Clients' and brokers' balances		93,830	265,664	-	-
Other liabilities	18	843,282	1,213,887	55,274	114,867
Taxation		497,080	218,652	-	-
Deferred taxation	19	4,285	99,755	-	-
Borrowings	22	1,037,618	996,637	816,182	698,500
Irredeemable Non-cumulative Convertible Preference Shares ('INCPS')	23	1,104,469	1,104,469	-	-
		52,219,751	50,417,914	871,456	813,367
Minority interests		1,387,150	1,283,395	-	-
Total liabilities		53,606,901	51,701,309	871,456	813,367

The principal accounting policies set out on pages 9 to 13 and notes on pages 22 to 65 form an integral part of these financial statements.

Company No.

312952	H

RHB CAPITAL BERHAD
(Incorporated in Malaysia)

BALANCE SHEETS AS AT 30 JUNE 2001 (CONTINUED)

	Note	Group		Company	
		2001	2000	2001	2000
		RM'000	RM'000	RM'000	RM'000
Share capital	24	1,823,468	1,823,468	1,823,468	1,823,468
Non-distributable reserves	25	1,918,083	1,788,604	1,114,564	1,114,564
(Accumulated loss)/Retained profits	26	(276,879)	(274,909)	415,201	320,625
Total shareholders' equity		3,464,672	3,337,163	3,353,233	3,258,657
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		57,071,573	55,038,472	4,224,689	4,072,024
COMMITMENTS AND CONTINGENCIES	36	34,277,821	35,233,513	-	-

The principal accounting policies set out on pages 9 to 13 and notes on pages 22 to 65 form an integral part of these financial statements.

Company No.

312952	H

RHB CAPITAL BERHAD
(Incorporated in Malaysia)

INCOME STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

	Note	Group 2001 RM'000	Group 2000 RM'000	Company 2001 RM'000	Company 2000 RM'000
Interest income	27	2,830,056	3,051,340	32,210	36,008
Interest expense	28	(1,361,661)	(1,645,515)	(61,805)	(86,941)
Net interest income/(expense)		1,468,395	1,405,825	(29,595)	(50,933)
Income from SPI		48,407	19,178	-	-
		1,516,802	1,425,003	(29,595)	(50,933)
Non-interest income	29	538,328	620,315	272,165	248,150
Net income		2,055,130	2,045,318	242,570	197,217
Overhead expenses	30	(883,002)	(794,429)	(12,915)	(16,296)
Operating profit before loan and financing loss and provision		1,172,128	1,250,889	229,655	180,921
Loan and financing loss and provision	32	(547,286)	(469,147)	-	-
Operating profit		624,842	781,742	229,655	180,921
Share in (loss)/profit of an associated company		(3,315)	9,365	-	-
Profit before taxation and zakat		621,527	791,107	229,655	180,921
Taxation and zakat	33	(208,772)	(232,744)	(69,434)	(57,958)
Share of taxation of an associated company		-	(2,527)	-	-
Profit after taxation and zakat		412,755	555,836	160,221	122,963
Minority interests		(149,845)	(162,121)	-	-
Profit after taxation, zakat and minority interests		262,910	393,715	160,221	122,963
Earnings per share (sen)					
- based on profit for the financial year	35	12.0	19.7		

The principal accounting policies set out on pages 9 to 13 and notes on pages 22 to 65 form an integral part of these financial statements.

Company No.

312952	H

RHB CAPITAL BERHAD
(Incorporated in Malaysia)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

Group	Note	2001 RM'000	2000 RM'000
SHARE CAPITAL	24		
At the beginning of the financial year		1,823,468	1,767,216
Issued in exchange for 55,129,584 INCPS in RHB Bank		-	26,252
Issue of new ordinary shares		-	30,000
At the end of the financial year		1,823,468	1,823,468
SHARE PREMIUM			
At the beginning of the financial year		1,114,564	982,360
Issued in exchange for 55,129,584 INCPS in RHB Bank		-	28,877
Issue of new ordinary shares		-	103,500
Share issuance expenses written off		-	(173)
At the end of the financial year		1,114,564	1,114,564
RESERVE FUNDS	25		
At the beginning of the financial year		674,170	537,057
Currency translation differences		(36)	-
Transfer in respect of statutory requirements		129,515	137,113
At the end of the financial year		803,649	674,170
MERGER DEFICIT			
At the beginning/end of the financial year		(8,693)	(8,693)
OTHER RESERVES			
At the beginning/end of the financial year		8,563	8,563
ACCUMULATED LOSS			
At the beginning of the financial year		(274,909)	(352,132)
Profit after taxation, zakat and minority interests		262,910	393,715
Transfer in respect of statutory requirements		(129,515)	(137,113)
Net gain not recognised in the income statement			
- translation reserve		(25,249)	(5,755)
Ordinary dividends	34	(65,645)	(132,665)
INCPS dividends declared by a subsidiary company	34	(44,471)	(40,959)
At the end of the financial year		(276,879)	(274,909)
Total shareholders' equity		3,464,672	3,337,163

The principal accounting policies set out on pages 9 to 13 and notes on pages 22 to 65 form an integral part of these financial statements.

Company No.

312952	H

RHB CAPITAL BERHAD
(Incorporated in Malaysia)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

Company	Note	2001 RM'000	2000 RM'000
SHARE CAPITAL	24		
At the beginning of the financial year		1,823,468	1,767,216
Issued in exchange for 55,129,584 INCPS in RHB Bank		-	26,252
Issue of new ordinary shares		-	30,000
At the end of the financial year		1,823,468	1,823,468
SHARE PREMIUM			
At the beginning of the financial year		1,114,564	982,360
Issued in exchange for 55,129,584 INCPS in RHB Bank		-	28,877
Issue of new ordinary shares		-	103,500
Share issuance expenses written off		-	(173)
At the end of the financial year		1,114,564	1,114,564
RETAINED PROFITS	26		
At the beginning of the financial year		320,625	330,327
Profit after taxation		160,221	122,963
Ordinary dividends	34	(65,645)	(132,665)
At the end of the financial year		415,201	320,625
Total shareholders' equity		3,353,233	3,258,657

The accounting policies set out on pages 9 to 13 and notes on pages 22 to 65 form an integral part of these financial statements.

Company No.
312952 | H

RHB CAPITAL BERHAD
(Incorporated in Malaysia)

CASH FLOW STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

Group	2001 RM '000	2000 RM '000
CASH FLOW FROM OPERATING ACTIVITIES		
Profit before taxation and zakat	621,527	791,107
Adjustments for investing and financing items not involving movement of cash and cash equivalents:		
Gain on disposal of unquoted shares in a subsidiary company	(500)	-
Gain on sale of investment	(66,168)	(27,349)
Share in results of an associated company	3,315	(9,365)
Depreciation	100,504	102,891
Accretion of discount less amortisation of premium for investment securities	(32,072)	(81,023)
Amortisation of goodwill	13,144	7,768
Gain on disposal of fixed assets	(2,018)	(3,241)
Fixed assets written off	4,554	25,590
Loan and financing loss and provision	547,286	469,147
Interest-in-suspense	252,246	252,667
Provision for/(Writeback of) diminution in value of investment	9,324	(5,747)
Interest income from investment securities	(252,724)	(240,977)
Unrealised (gain)/loss on exchange differences	(1,490)	4,959
Operating profit before working capital changes	1,196,928	1,286,427
(Increase)/decrease in operating assets		
Securities purchased under resale agreements	197,780	(171,746)
Deposits and placement with financial institutions	(218,456)	48,887
Dealing securities	(188,789)	(2,474,317)
Loans, advances and financing	(2,681,009)	752,363
Clients' and brokers' balances	194,553	303,804
Other assets	749,786	1,505,110
Statutory deposits	214,951	9,646
	(534,256)	1,260,174
Increase/(decrease) in operating liabilities		
Deposits from customers	1,071,523	(61,708)
Deposits and placements of banks and financial institutions	(373,844)	(3,705,281)
Obligations on securities sold under repurchase agreements	(107,420)	283,029
Bills and acceptances payable	414,318	1,147,042
Clients' and brokers' balances	(171,834)	(156,576)
Other liabilities	(338,177)	(283,038)
	494,566	(2,776,532)
Cash used in operating activities	(39,690)	(1,516,358)
Taxation and zakat paid	(122,752)	(94,009)
Taxation recovered	18,897	-
Net cash used in operating activities	(143,545)	(1,610,367)

The principal accounting policies set out on pages 9 to 13 and notes on pages 22 to 65 form an integral part of these financial statements.

Company No.

312952	H

RHB CAPITAL BERHAD
(Incorporated in Malaysia)

CASH FLOW STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001 (CONTINUED)

Group (continued)	Note	2001 RM '000	2000 RM '000
CASH FLOW FROM INVESTING ACTIVITIES			
Dividend from an associated company		3,531	5,405
Additional investment in an associated company		(150)	(200)
Purchase net of proceeds from sale of investment securities		128,501	477,816
Proceeds from disposal of unquoted shares in a subsidiary company		1,000	-
Purchase of fixed assets		(102,985)	(113,681)
Proceeds from disposal of fixed assets		4,956	17,043
Interest received from investment securities		268,964	134,903
Acquisition of subsidiary companies net of cash acquired	44	(332,328)	-
Net cash (used in)/generated from investing activities		(28,511)	521,286
CASH FLOW FROM FINANCING ACTIVITIES			
Proceeds from issuance of share capital		-	133,327
Repayment of subordinated bonds		-	(500,000)
Proceeds from issuance of INCPS		-	4,469
Drawdown of borrowings		487,970	561,500
Repayment of borrowings		(437,877)	(1,072,127)
Dividend paid to minority interests in subsidiary companies		(28,530)	(39,928)
Dividends paid to shareholders		(131,290)	(51,651)
INCPS dividends paid to other shareholders by a subsidiary company		(63,530)	(61,511)
Proceeds from rights issue of a subsidiary company		1,500	-
Net cash used in financing activities		(171,757)	(1,025,921)
Net decrease in cash and cash equivalents		(343,813)	(2,115,002)
Cash and cash equivalents at the beginning of the financial year		4,436,834	6,551,836
Cash and cash equivalents at the end of the financial year	2	4,093,021	4,436,834

The principal accounting policies set out on pages 9 to 13 and notes on pages 22 to 65 form an integral part of these financial statements.

Company No.

312952	H

RHB CAPITAL BERHAD
(Incorporated in Malaysia)

CASH FLOW STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

Company	Note	2001 RM '000	2000 RM '000
CASH FLOW FROM OPERATING ACTIVITIES			
Profit before taxation		229,655	180,921
Adjustments for investing and financing activities not involving the movement of cash and cash equivalents:			
Interest income		(32,210)	(36,008)
Interest expense		61,805	86,941
Dividend income		(256,290)	(223,365)
Gain on disposal of unquoted shares in a subsidiary company		(79)	-
Operating profit before working capital changes		2,881	8,489
Decrease in inter-company balances		61,910	131,740
Increase in other assets		(145,915)	(105,670)
Increase/(Decrease) in other liabilities		6,049	(78,486)
Cash used in operations		(75,075)	(43,927)
Taxation paid		(1,885)	(4,578)
Taxation recovered		2,908	-
Net cash used in operating activities		(74,052)	(48,505)
CASH FLOW FROM INVESTING ACTIVITIES			
Interest income received		32,210	36,008
Dividend income received		239,584	181,477
Increase in investment		(142,623)	-
Proceeds from disposal of unquoted shares in a subsidiary company		1,108	-
Net cash generated from investing activities		130,279	217,485
CASH FLOW FROM FINANCING ACTIVITIES			
Interest expenses paid		(61,805)	(86,941)
Dividends paid to shareholders		(131,290)	(51,651)
Net proceeds from issuance of shares		-	133,327
Drawdown of borrowings		446,970	451,000
Repayment of borrowings		(329,288)	(622,250)
Net cash used in financing activities		(75,413)	(176,515)
Net decrease in cash and cash equivalents		(19,186)	(7,535)
Cash and cash equivalents at the beginning of the financial year		21,065	28,600
Cash and cash equivalents at the end of the financial year	2	1,879	21,065

The principal accounting policies set out on pages 9 to 13 and notes on pages 22 to 65 form an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS - 30 JUNE 2001

1 PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The Company is domiciled in Malaysia. The principal activities of the Company's subsidiary and associated companies are as disclosed in Notes 8 and 9 to the financial statements respectively.

There have been no significant changes in these principal activities during the financial year.

2 CASH AND SHORT TERM FUNDS

	Group		Company	
	2001	2000	2001	2000
	RM'000	RM'000	RM'000	RM'000
Cash and balances with banks and other financial institutions	605,318	498,324	600	21,065
Money at call and deposit placements maturing within one month	3,487,703	3,938,510	1,279	-
	4,093,021	4,436,834	1,879	21,065

Included in cash and balances with banks and other financial institutions of the Group are trust accounts totalling RM18,223,000 (2000: RM30,003,000) maintained by the securities subsidiary companies in trust for clients.

Included in money at call and deposit placements of the Group are trust accounts totalling RM1,550,000 (2000: RM1,050,000) maintained by a securities subsidiary company in trust for clients.

3 DEPOSITS AND PLACEMENTS WITH FINANCIAL INSTITUTIONS

	Group	
	2001	2000
	RM'000	RM'000
Licensed banks	1,030,154	256,108
Licensed finance companies	9,000	27
Other financial institutions	200,218	421,719
	1,239,372	677,854

Deposits placed with licensed banks amounting to RM1,852,000 (2000: RM348,000) for the Group is pledged to the licensed banks concerned as security for facilities granted to the Company and its subsidiary companies.

Deposits and placements with financial institutions amounting to RM15,230,000 (2000: RM24,254,000) for the Group comprised the following deposits held by securities subsidiary companies:

	Group	
	2001	2000
	RM'000	RM'000
Deposit held in trust for		
- remisiers	15,210	24,234
- clients	20	20
	15,230	24,254

Company No.

312952	H

RHB CAPITAL BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 30 JUNE 2001 (CONTINUED)

4 DEALING SECURITIES

	Group	
	2001	2000
	RM'000	RM'000
Money Market Instruments:		
Quoted		
Malaysian government securities	862,690	393,314
Cagamas bonds	90,495	-
Private debt securities	189,359	141,208
Shares	27,142	8,265
Government Investment Issued	4,521	-
Other governments' securities	72,247	-
Unquoted		
Malaysian government treasury bills	120,113	89,879
Cagamas notes	275,804	587,588
Bank Negara Malaysia bills	754,074	829,593
Danamodal bonds	105,738	79,823
Danaharta bonds	8,289	-
Khazanah bonds	-	14,359
Negotiable instruments of deposit	1,238,920	1,349,574
Bankers' acceptances and Islamic accepted bills	595,192	732,378
Promissory notes	22,112	62,289
Private debt securities	394,949	284,586
Total dealing securities	4,761,645	4,572,856

Market Value of Quoted Money Market Instruments:		
Malaysian government securities	867,770	398,590
Cagamas bonds	90,781	-
Private debt securities	195,120	150,461
Shares	27,206	8,267
Government Investment Issued	4,523	-
Other governments' securities	72,320	-

5 INVESTMENT SECURITIES

	Group 2001 RM'000	Group 2000 RM'000
Money Market Instruments:		
Quoted		
Malaysian government securities	429,816	569,491
Cagamas bonds and Cagamas Mudharabah bonds	934,675	678,597
Malaysian government investment certificates	168,540	261,660
Other governments' securities	261,400	155,059
Other bonds	136,773	-
Unquoted		
Malaysian government treasury bills	228,461	-
Singapore government treasury bills	116,855	8,542
Cagamas notes	106,233	223,718
Danamodal bonds	-	435,742
Danaharta bonds	157,886	683,846
Bankers' acceptances and Islamic accepted notes	513,562	752,304
Negotiable instruments of deposits	170,445	80,085
Promissory notes	6,572	5,974
Private debt securities	1,091,269	-
Bank Negara Malaysia bills	-	359,560
Other governments' securities	162,199	71,786
	4,484,686	4,286,364
Quoted Securities:		
In Malaysia		
Bonds	65,854	65,854
Warrants	10,839	9,224
Corporate loans stock	46,932	41,151
Shares	115,092	86,414
Outside Malaysia		
Bonds	87,477	132,034
Floating rate notes	127,620	244,673
Shares	1,400	327
Unquoted Securities:		
In Malaysia		
Promissory notes	375	375
Floating rate notes	75,525	75,310
Bonds	12,285	33,275
Private debt securities	45,563	67,275
Corporate loans stock	28,497	-
Shares	7,556	174,228
Others	170,024	500
Outside Malaysia		
Bonds	19,000	15,200
Floating rate notes	11,280	11,280
Shares	4,953	-
	5,314,958	5,243,484
Accretion of discount less amortisation of premium	112,417	139,599
Provision for diminution in value of investment securities	(121,573)	(119,732)
	5,305,802	5,263,351

5 INVESTMENT SECURITIES (CONTINUED)

	Group 2001 RM'000	Group 2000 RM'000
(i) Market Value of Quoted Money Market Instruments and Quoted Securities:		
In Malaysia		
Malaysian government securities	456,460	592,849
Cagamas bonds and Cagamas Mudharabah bonds	935,346	685,513
Malaysian government investment securities	171,945	262,026
Bonds	167,702	60,249
Warrants	4,026	6,378
Corporate loans stock	23,792	32,818
Shares	69,401	61,280
Outside Malaysia		
Other governments' securities	105,839	154,136
Bonds	87,508	116,150
Floating rate notes	59,674	166,283
Shares	954	125
(ii) *The maturity structure of Money Market Instruments held for investment is as follows:*		
Maturing within one year	1,538,906	1,986,973
One year to three years	1,751,589	376,451
Three years to five years	262,147	1,137,020
Over five years	932,044	785,920
	4,484,686	4,286,364

6 LOANS, ADVANCES AND FINANCING

	Group 2001 RM'000	Group 2000 RM'000
Overdrafts	6,332,328	6,130,282
Term loans		
- fixed rate	1,388,852	1,263,663
- floating rate	23,488,310	22,597,607
Credit /charge card receivables	179,289	161,219
Bills receivable	643,686	630,731
Trust receipts	616,073	495,321
Staff loans		
- directors	434	1,194
- others	243,277	207,052
Block financing	21,948	11,368
Floor stocking	1,244	1,592
Factoring debtors	1,505	2,566
Hire purchase debtors	1,622,247	1,031,420
Lease debtors		
- lease receivables	515,004	147,514
- guaranteed residual value	47,880	51,505
Revolving credit	1,240,911	858,497
Claims on customers under acceptance credits	5,072,383	4,363,379
	41,415,371	37,954,910
Less: Unearned interest and income	(268,554)	(144,255)
Gross loans, advances and financing	41,146,817	37,810,655
Provision for bad and doubtful debts		
- Specific	(1,570,805)	(1,462,786)
- General	(711,652)	(688,981)
Interest-in-suspense/income-in-suspense	(734,438)	(535,041)
Net loans, advances and financing	38,129,922	35,123,847

(i) The maturity structure of loans, advances and financing is as follows:

	2001 RM'000	2000 RM'000
Maturing within one year	23,160,848	21,705,383
One year to three years	3,193,359	2,901,480
Three years to five years	3,445,090	3,206,843
Over five years	11,347,520	9,996,949
	41,146,817	37,810,655

6 LOANS, ADVANCES AND FINANCING (CONTINUED)

(ii) Loans, advances and financing analysed by their economic sectors are as follows:

	Group 2001 RM'000	Group 2000 RM'000
Agriculture	2,067,061	1,463,481
Mining and quarrying	131,932	114,072
Manufacturing	10,902,306	10,043,649
Electricity, gas and water	1,224,847	1,280,724
Construction	3,765,784	3,497,478
Real estate	2,231,655	2,040,132
Purchase of landed property of which:		
(i) Residential	5,468,123	4,475,775
(ii) Non-residential	1,577,542	1,625,495
General commerce	4,323,428	3,803,681
Transport, storage and communication	930,889	1,414,031
Finance, insurance and business services	3,277,335	2,940,359
Purchase of securities of which:		
(i) Unit trust	428,680	428,386
(ii) Non unit trust	917,963	1,129,247
Purchase of transport vehicles	679,675	495,225
Consumption credit	1,191,091	1,176,415
Others	2,028,506	1,882,505
	41,146,817	37,810,655

(iii) Movements in the non-performing loans (including interest receivables) are as follows:

	2001	2000
Balance as at beginning of financial year	3,133,240	3,081,290
Amount arising from acquisition of subsidiary companies	136,042	-
Non-performing during the financial year	3,297,155	3,040,591
Recoveries	(508,578)	(157,859)
Non-performing reclassified as performing	(954,685)	(1,950,248)
Amount written off	(195,609)	(85,505)
Exchange difference	(1,377)	2,900
Amount sold to Danaharta	-	(176,969)
Amount sold to Danaharta Managers (see below)	-	(620,960)
Amount converted to investment securities	(47,865)	-
Restructuring of loans	(89,256)	-
Balance as at end of financial year	4,769,067	3,133,240
Net non-performing loans	2,494,501	1,143,765
% to net loans, advances and financing	6.38	3.15

As part of the agreement with BNM for the acquisition by RHB Bank of Sime Bank Berhad ('Sime Bank'), RHB Bank had the option to remove non-performing loans ('NPLs') along with their associated specific provisions and interest-in-suspense from Sime Bank prior to its acquisition by RHB Bank and for a period up to 31 December 1999. The NPL's were removed by selling them to Danaharta Managers Sdn Bhd ('Danaharta Managers'). The amount sold to Danaharta Managers in the period from 1 July 1999 to 31 December 1999 is disclosed above.

NOTES TO THE FINANCIAL STATEMENTS - 30 JUNE 2001 (CONTINUED)

6 LOANS, ADVANCES AND FINANCING (CONTINUED)

(iv) Movements in the provision for non-performing debts and interest-in-suspense accounts are as follows:

	Group	
	2001	2000
	RM'000	RM'000
Specific provision		
Balance as at beginning of financial year	1,462,786	1,180,462
Amount arising from acquisition of subsidiary companies	63,745	-
Provisions made during the financial year	421,511	524,933
Transfer to provision for diminution in value of investment securities	(30,686)	(41,991)
Amounts written back in respect of recoveries	(156,690)	(88,180)
Amounts written off	(173,388)	(68,463)
Exchange difference	(796)	354
Amounts transferred from general provision	-	24,703
Amounts transferred from provision for commitments and contingencies	-	20,730
Amount sold to Danaharta	-	(89,762)
Specific provision reclassified to other assets	(3,367)	-
Restructuring of loans	(12,310)	-
Balance as at end of financial year	1,570,805	1,462,786
General provision		
Balance as at beginning of financial year	688,981	827,816
Amount arising from acquisition of subsidiary companies	14,536	-
Return of ex-Sime Bank general provision (see below)	(65,000)	(73,084)
Provisions/(Writeback) made during the financial year	74,885	(40,730)
Exchange difference	(1,750)	(318)
Amount transferred to specific provision	-	(24,703)
Balance as at end of financial year	711,652	688,981
% of total loans less specific provision and interest-in-suspense/income-in-suspense	1.83	1.92

As RHB Bank acquired a performing loan portfolio ('clean loan portfolio') from Sime Bank, the Sime Bank Agreement allowed for a RM200 million general provision to be included in the vesting of Sime Bank's assets and liabilities and this is included in RHB Bank's general provision reserves as at 30 June 1999. The RM200 million will be returned to BNM as RHB Bank builds up its own general provision on the clean loan portfolio over a three year period as allowed in the Sime Bank Agreement. As at 30 June 2001, RHB Bank has returned RM138.1 million to BNM, leaving a balance of RM61.9 million. Interest at the declared intervention rate is charged from 1 July 1999 on the outstanding amount due to BNM and is payable on a semi-annual basis.

Company No.

312952	H

RHB CAPITAL BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 30 JUNE 2001 (CONTINUED)

6 LOANS, ADVANCES AND FINANCING (CONTINUED)

	Group	
	2001	2000
	RM'000	RM'000
Interest-in-suspense		
Balance as at beginning of financial year	535,041	349,268
Amount arising from acquisition of subsidiary companies	22,700	-
Interest suspended during the financial year	403,359	390,679
Transfer to provision for diminution in value of investment securities	(14,850)	-
Amounts written back in respect of recoveries	(163,428)	(134,316)
Amounts written off	(44,397)	(23,193)
Exchange difference	(43)	(2)
Interest-in-suspense reclassified to other asset	(3,944)	-
Amount sold to Danaharta	-	(27,715)
Amount sold to Danaharta Managers	-	(19,680)
Balance as at end of financial year	734,438	535,041

7 CLIENTS' AND BROKERS' BALANCES

Clients' and brokers' balances are stated net of provisions for doubtful debts and interest-in-suspense of RM69,015,000 (2000: RM76,670,000) and RM69,893,000 (2000: RM52,537,000) respectively.

8 INVESTMENTS IN SUBSIDIARY COMPANIES

	Company	
	2001	2000
	RM'000	RM'000
Quoted shares in Malaysian companies, at cost	283,542	283,542
Unquoted shares in Malaysian companies, at cost	6,643,488	6,501,894
Unquoted shares in companies outside Malaysia, at cost	7,771	7,771
Amount due from subsidiary companies	148,270	159,821
	7,083,071	6,953,028
Amount due to subsidiary companies	(3,312,096)	(3,261,738)
Provision for diminution in value of investments	(193,901)	(193,901)
	3,577,074	3,497,389
Market value of quoted shares	312,691	443,986

The amount due from and to subsidiary companies is unsecured, bears interest equivalent to the cost of funds of the respective subsidiary companies and have no fixed term of repayment.

The quoted shares in a subsidiary company are pledged as security for a banking facility.

NOTES TO THE FINANCIAL STATEMENTS - 30 JUNE 2001 (CONTINUED)

8 INVESTMENTS IN SUBSIDIARY COMPANIES (CONTINUED)

The details of the subsidiary companies are as follows:

Name of Company	Country of incorporation	Paid-up share capital (in RM unless otherwise stated)	Equity 2001 %	Interest 2000 %	Principal activities
RHB Bank Berhad	Malaysia	1,949,985,976	70	70	Commercial banking
RHB Bank (L) Ltd	Malaysia	USD54,000,000	100	100	Offshore banking
RHB Capital Nominees (Tempatan) Sdn Bhd	Malaysia	10,000	100	100	Nominee services for Malaysian beneficial shareholders
RHB Capital Nominees (Asing) Sdn Bhd	Malaysia	10,000	100	100	Nominee services for foreign beneficial shareholders
UMBC Sdn Bhd	Malaysia	499,999,818	100	100	Dormant
RHB Finance Ltd [1, 10]	Singapore	S$19,000,000	100	100	Finance company
Banfora Pte Ltd [1]	Singapore	S$25,000,000	51	51	Property investment and rental
RHB Bank Nominees Pte Ltd	Singapore	S$100,000	100	100	Nominee services
USB Nominees Sdn Bhd	Malaysia	10,000	100	100	Dormant
USB Nominees (Tempatan) Sdn Bhd	Malaysia	10,000	100	100	Dormant
USB Nominees (Asing) Sdn Bhd	Malaysia	10,000	100	100	Dormant
RHB Delta Finance [2, 9] Berhad (formerly known as Delta Finance Berhad)	Malaysia	70,000,000	100	-	Finance company
RHB Delta Nominees (Tempatan) Sdn [9] Bhd (formerly known as Delta Finance Nominees (Tempatan) Sdn Bhd)	Malaysia	10,000	100	-	Dormant
INFB Jaya Berhad [9] (formerly known as Interfinance Berhad)	Malaysia	50,000,000	100	-	Dormant

NOTES TO THE FINANCIAL STATEMENTS - 30 JUNE 2001 (CONTINUED)

8 INVESTMENTS IN SUBSIDIARY COMPANIES (CONTINUED)

Name of Company	Country of incorporation	Paid-up share capital (in RM unless otherwise stated)	Equity 2001 %	Interest 2000 %	Principal activities
RHB Trade Services Limited [3]	Hong Kong	HK$2	100	-	Processing of letters of credit reissuance favouring Hong Kong beneficiaries
RHB Bena Sdn Bhd	Malaysia	5,000,000	100	100	Investment holding
RHBF Sdn Bhd	Malaysia	148,145,176	100	100	Investment holding
KYF Sdn Bhd	Malaysia	50,000,000	100	100	Dormant
Kwong Yik Nominees (Tempatan) Sdn Bhd	Malaysia	10,000	100	100	Dormant
Kwong Yik Nominees (Asing) Sdn Bhd	Malaysia	10,000	100	100	Dormant
RHB Insurance Brokers Sdn Bhd [4]	Malaysia	500,000	-	100	Insurance broking
KYB Trust Management Sdn Bhd	Malaysia	2	100	100	Dormant
RHB Sakura Merchant Bankers Berhad	Malaysia	338,646,000	51	51	Merchant banking
RHB Unit Trust Management Berhad [5]	Malaysia	2,000,000	51	51	Management of unit trust funds
RHB Merchant Nominees (Tempatan) Sdn Bhd	Malaysia	10,000	100	100	Nominee services for Malaysian beneficial shareholders
RHB Merchant Nominees (Asing) Sdn Bhd	Malaysia	10,000	100	100	Nominee services for foreign beneficial shareholders
RHB Venture Capital Sdn Bhd	Malaysia	2	100	100	Dormant
RHB Holdings Sdn Bhd	Malaysia	2	100	100	Dormant
Semara Jaya Sdn Bhd	Malaysia	2	100	100	Dormant

8 INVESTMENTS IN SUBSIDIARY COMPANIES (CONTINUED)

Name of Company	Country of incorporation	Paid-up share capital (in RM unless otherwise stated)	Equity 2001 %	Interest 2000 %	Principal activities
RHB Dynamic Technologies Sdn Bhd	Malaysia	100,000	100	100	Dormant
RHB Leasing Sdn Bhd	Malaysia	10,000,000	70	70	Leasing and hire purchase
RHB Insurance Berhad	Malaysia	100,000,000	79.5	75	General insurance
RHB International Trust (Labuan) Sdn Bhd	Malaysia	150,000	100	100	Offshore trust company
RHB Capital Properties Sdn Bhd	Malaysia	21,800,000	100	100	Property investment
RHB Hartanah Sdn Bhd	Malaysia	100,000	100	100	Property investment
Rashid Hussain Securities Sdn Bhd	Malaysia	200,000,000	100	100	Stockbroking
RHB Nominees Sdn Bhd	Malaysia	25,000	100	100	Nominees and custodian services
RHB Nominees (Asing) Sdn Bhd	Malaysia	25,000	100	100	Nominees and custodian services for foreign beneficial shareholders
RHB Nominees (Tempatan) Sdn Bhd	Malaysia	25,000	100	100	Nominees and custodian services for Malaysian beneficial shareholders
Rashid Hussain Asset Management Sdn Bhd	Malaysia	2,000,000	100	100	Asset management
RHAM Private Equity Management Sdn Bhd [6]	Malaysia	2	-	100	Dormant
RHAM Private Equity Ventures Sdn Bhd [6]	Malaysia	2	-	100	Dormant
RHB Research Institute Sdn Bhd	Malaysia	500,000	100	100	Research services

8 INVESTMENTS IN SUBSIDIARY COMPANIES (CONTINUED)

Name of Company	Country of incorporation	Paid-up share capital (in RM unless otherwise stated)	Equity 2001 %	Interest 2000 %	Principal activities
RHB Equities Sdn Bhd	Malaysia	20,000,000	100	100	Equity related services
KYB Sdn Bhd	Malaysia	1,735,137,489	100	100	Dormant
RHB Futures Sdn Bhd	Malaysia	13,500,000	100	100	Futures and options broker
RHB Marketing Services Sdn Bhd	Malaysia	100,000	100	100	Investment holding
Straits Asset Holdings Sdn Bhd	Malaysia	45,000,000	63	63	Investment holding
Straits Futures Sdn Bhd	Malaysia	5,000,000	100	100	Futures and options broker
Straits Securities Sdn Bhd	Malaysia	40,000,000	100	100	Stockbroking
Straits Nominees (Tempatan) Sdn Bhd	Malaysia	25,000	100	100	Nominees and custodian services for Malaysian beneficial shareholders
Straits Nominees (Asing) Sdn Bhd	Malaysia	25,000	100	100	Nominees and custodian services for foreign beneficial shareholders
Straits-G.K. Goh Research Sdn Bhd	Malaysia	500,000	100	100	Research services
RHB Asia Pte Ltd [1]	Singapore	S$12,000,000	100	100	Investment holding
RHB Capital (Jersey) Limited	Jersey, Channel Islands	GBP4,012	100	100	Investment holding
Rashid Hussain Securities Limited [1, 7]	United Kingdom	GBP3,250,000	100	100	Dormant
Rashid Hussain Securities Inc [8]	United States of America	USD650,000	-	100	Dormant

8 INVESTMENTS IN SUBSIDIARY COMPANIES (CONTINUED)

Name of Company	Country of Incorporation	Paid-up share capital (in RM unless otherwise stated)	Equity 2001 %	Interest 2000 %	Principal activities
Rashid Hussain Securities (Philippines) Inc [1]	Philippines	PHP180,000,000	100	100	Stockbroking
PT Rashid Hussain Securities [1]	Indonesia	IDR35,000,000,000	85	85	Stockbroking
RHB Overseas Limited	Jersey, Channel Islands	GBP100	100	100	Investment holding
RHB Management Services (Jersey) Limited	Jersey, Channel Islands	GBP 12	100	100	Management services

1 Subsidiary companies audited by overseas firms associated with PricewaterhouseCoopers, Malaysia.

2 On 27 October 2000, RHB Bank acquired 100% equity interest in Delta Finance Berhad and 90% equity interest in Interfinance Berhad. The compulsory acquisition of the remaining 10% of the issued and paid-up share capital of Interfinance Berhad was completed on 18 December 2000. On 1 December 2000, the finance company business of Interfinance Berhad was merged with Delta Finance Berhad. Effective 8 January 2001, the finance company business of Delta Finance Berhad is conducted under the new name of RHB Delta Finance Berhad.

3 On 6 June 2001, RHB Bank incorporated a wholly owned subsidiary in Hong Kong.

4 The company has ceased to be a subsidiary company of the Group as it was disposed of on 2 March 2001.

5 49% is held directly by RHB Capital Berhad and 51% is held by RHB Sakura Merchant Bankers Berhad.

6 The company has been struck off from the register by the Registrar of Companies pursuant to Section 308(4) of the Companies Act, 1965.

7 On 11 April 2001, an application has been made to the Registrar of Companies of England and Wales for the company to be struck-off.

8 On 23 January 2001, the company has been dissolved in accordance with the General Corporation Law of the State of Delaware, United States of America.

9 Subsidiary companies not audited by PricewaterhouseCoopers.

10 The finance company business of RHB Finance Ltd was disposed of to RHB Bank and merged with RHB Bank, Singapore operations on 6 August 2001. The name was changed to RHB Investment Ltd on the same date. The principal activity after the name change is property investment and rental.

9 INVESTMENTS IN ASSOCIATED COMPANIES

	Group 2001 RM'000	Group 2000 RM'000
Unquoted		
Share of net tangible assets other than goodwill		
- in Malaysia	11,645	11,556
- outside Malaysia	38,151	44,936
	49,796	56,492
The above carrying value is represented by:		
Cost	44,684	44,534
Share of post acquisition profits	5,112	11,958
	49,796	56,492

The details of the associated companies are as follows:

Name of Company	Country of Incorporation	Paid-up share capital (in RM unless otherwise stated)	Equity Interest 2001 %	Equity Interest 2000 %	Principal activities
Positive Properties Sdn Bhd	Malaysia	23,000,000	50	50	Property investment
RHB-Cathay Securities Pte Ltd	Singapore	S$30,000,000	49	49	Stockbroking
RHB-Cathay Research Pte Ltd	Singapore	S$250,000	100	100	Research services
RHB-Cathay Nominees Pte Ltd	Singapore	S$2	100	100	Nominee services

10 AMOUNT RECOVERABLE FROM DANAHARTA

	Group 2001 RM'000	Group 2000 RM'000
Balance as at the beginning of the financial year	457,869	581,531
Amount arising during the financial year	1,222	30,766
Provision made during the financial year	(256,070)	(154,428)
Amount arising from acquisition of subsidiary companies	10	-
Amount recovered	(18,187)	-
Balance as at the end of the financial year	184,844	457,869

11 OTHER ASSETS

	Group		Company	
	2001	2000	2001	2000
	RM'000	RM'000	RM'000	RM'000
Other debtors, deposits and prepayments	180,090	308,949	34,345	58,858
Amount due from holding Company (Note 12)	568,230	452,748	568,230	452,748
Accrued interest receivable	95,469	83,845	-	-
Foreclosed property	1,504	1,488	-	-
Amount recoverable from BNM	114,213	825,540	-	-
	959,506	1,672,570	602,575	511,606

The amount recoverable from BNM comprises mainly balances for outstanding matters in relation to the merger of RHB Bank and Sime Bank.

12 AMOUNT DUE FROM HOLDING COMPANY

The amount due from holding company bears interest at 1% per annum above the average cost of funds of the Company and is repayable on demand.

13 STATUTORY DEPOSITS

The non-interest bearing statutory deposits relate to the banking and finance subsidiary companies and are maintained with BNM in compliance with Section 37(1)(c) of the Central Bank of Malaysia Act, 1958 (revised – 1994), Ministry of Finance of Negara Brunei Darussalam in compliance with Section 6A of Banking Act, and with the Monetary Authority of Singapore in compliance with Banking Act, Cap. 19 and Singapore Finance Companies Act, Cap. 108. The amounts are determined by the respective authorities.

14 GOODWILL

	Group	
	2001	2000
	RM'000	RM'000
Balance as at beginning of the financial year	132,040	139,808
Amount arising from the acquisition of subsidiary companies	161,827	-
Amortisation for the financial year	(13,144)	(7,768)
Balance as at end of the financial year	280,723	132,040

The breakdown of the goodwill is as follows:

Subsidiary companies	272,320	123,121
Associated companies	8,403	8,919
Balance as at end of the financial year	280,723	132,040

Company No.

312952	H

RHB CAPITAL BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 30 JUNE 2001 (CONTINUED)

15 FIXED ASSETS

Group 2001	Freehold Land, Buildings and Renovation	Leasehold Land and Buildings	Buildings, Renovation and Improvements
	RM'000	RM'000	RM'000
Cost			
At the beginning of the financial year	517,620	200,784	82,495
On acquisition of subsidiary companies	7,514	-	-
Additions	13,631	4,326	4,041
Disposals	(1,408)	(280)	(487)
Write-offs	(2,705)	(6,452)	-
Exchange difference	(1,107)	(5,398)	(55)
Reclassification	(959)	(1,222)	-
At the end of the financial year	532,586	191,758	85,994
Accumulated Depreciation			
At the beginning of the financial year	67,528	16,451	14,014
On acquisition of subsidiary companies	2,119	-	-
Charge for the financial year	13,249	1,998	3,934
Disposals	(77)	(28)	(299)
Write-offs	(2,158)	(5,488)	-
Exchange difference	(348)	(64)	(49)
Reclassification	2,352	(2,502)	-
At the end of the financial year	82,665	10,367	17,600
Net book value	449,921	181,391	68,394

Group 2001	Furniture, Fittings, Equipment and Software	Motor Vehicles	Total
	RM'000	RM'000	RM'000
Cost			
At the beginning of the financial year	609,797	48,069	1,458,765
On acquisition of subsidiary companies	8,325	1,698	17,537
Additions	79,921	1,066	102,985
Disposals	(898)	(2,782)	(5,855)
Write-offs	(87,115)	(16)	(96,288)
Exchange difference	(810)	(184)	(7,554)
Reclassification	2,181	-	-
At the end of the financial year	611,401	47,851	1,469,590
Accumulated Depreciation			
At the beginning of the financial year	401,172	34,342	533,507
On acquisition of subsidiary companies	6,712	1,580	10,411
Charge for the financial year	75,722	5,601	100,504
Disposals	(451)	(1,945)	(2,800)
Write-offs	(84,074)	(14)	(91,734)
Exchange difference	(486)	(118)	(1,065)
Reclassification	150	-	-
At the end of the financial year	398,745	39,446	548,823
Net book value	212,656	8,405	920,767

15 FIXED ASSETS (CONTINUED)

Group 2000	Freehold Land, Buildings and Renovation	Leasehold Land and Buildings	Buildings, Renovation and Improvements
	RM'000	RM'000	RM'000
Cost	517,620	200,784	82,495
Accumulated Depreciation	(67,528)	(16,451)	(14,014)
Net book value	450,092	184,333	68,481

Group 2000	Furniture, Fittings, Equipment and Software	Motor Vehicles	Total
	RM'000	RM'000	RM'000
Cost	609,797	48,069	1,458,765
Accumulated Depreciation	(401,172)	(34,342)	(533,507)
Net book value	208,625	13,727	925,258

The net book values of short term and long term leasehold land and buildings are RM1,726,000 (2000: RM1,780,000) and RM179,665,000 (2000: RM182,553,000) respectively.

As at 30 June 2001, a property at cost of RM239,700,000 (2000: RM239,700,000) belonging to a wholly owned subsidiary company has been charged as collateral for the Company's short term loan.

16 DEPOSITS FROM CUSTOMERS

	Group 2001 RM'000	Group 2000 RM'000
Demand deposits	7,403,243	5,812,246
Savings deposits	2,944,311	2,561,388
Fixed deposits	27,057,190	26,987,332
Promissory notes	171,555	288,050
Negotiable instruments of deposit	305,000	45,000
	37,881,299	35,694,016

(i) The maturity structure of fixed deposits, promissory notes and negotiable instruments of deposit is as follows:

	2001 RM'000	2000 RM'000
Due within six months	21,446,159	20,035,656
Six months to one year	4,816,366	6,628,119
One year to three years	1,247,414	655,382
Three years to five years	23,593	1,225
Over five years	213	-
	27,533,745	27,320,382

(ii) The deposits are sourced from the following classes of customers:

	2001 RM'000	2000 RM'000
Business enterprises	20,739,905	19,168,664
Individuals	14,495,421	13,226,034
Others	2,645,973	3,299,318
	37,881,299	35,694,016

17 DEPOSITS AND PLACEMENTS OF BANKS AND FINANCIAL INSTITUTIONS

	2001 RM'000	2000 RM'000
Licensed banks	2,457,625	2,653,402
Licensed finance companies	228,800	173,750
Other financial institutions	1,467,821	1,700,938
	4,154,246	4,528,090

18 OTHER LIABILITIES

	Group		Company	
	2001	2000	2001	2000
	RM'000	RM'000	RM'000	RM'000
Proposed dividend	39,387	105,032	39,387	105,032
General insurance fund (Note 20)	58,697	55,232	-	-
Provision for commitments and contingencies (Note 21)	41,425	28,853	-	-
Accrued interest payable	207,638	232,052	4,588	3,376
Accruals and provision for operational expenses	83,558	66,578	-	-
Other liabilities	412,577	726,140	11,299	6,459
	843,282	1,213,887	55,274	114,867

19 DEFERRED TAXATION

	Group	
	2001	2000
	RM'000	RM'000
Balance as at the beginning of the financial year	99,755	67,700
Arising from acquisition of subsidiary companies	(2,144)	16
Transfer (to)/from income statement	(93,326)	32,039
Balance as at the end of the financial year	4,285	99,755

The deferred taxation is in respect of the following:

Timing differences arising from suspension of interest over non-performing loans	(94,871)	-
Timing differences arising from leasing business	30,379	27,688
Excess of capital allowances over depreciation on fixed assets	39,402	32,986
Other timing differences	29,375	39,081
	4,285	99,755

20 GENERAL INSURANCE FUND

Provision for outstanding claims	36,903	34,821
Unearned premium reserve	21,794	20,411
	58,697	55,232

Company No.

312952	H

RHB CAPITAL BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 30 JUNE 2001 (CONTINUED)

21 PROVISION FOR COMMITMENTS AND CONTINGENCIES

Movements in provision for commitments and contingencies are as follows:

		Group
	2001	2000
	RM'000	RM'000
Balance as at the beginning of the financial year	28,853	50,790
Provision made during the financial year	12,862	-
Amount transferred to other funded facilities	-	(20,730)
Amount written back	(290)	(1,207)
Balance as at the end of the financial year	41,425	28,853

22 BORROWINGS

		Group		Company
	2001	2000	2001	2000
	RM'000	RM'000	RM'000	RM'000
Secured:				
Revolving credit	200,000	200,000	200,000	200,000
Term loan	180,000	180,000	180,000	180,000
Unsecured:				
Revolving credit	332,000	373,500	277,500	318,500
Term loan	166,936	176,048	-	-
Private debt securities	-	65,000	-	-
Bonds	150,000	-	150,000	-
Overdrafts	8,682	2,089	8,682	-
	1,037,618	996,637	816,182	698,500
Maturity period of borrowings:				
Repayable within one year	707,618	996,637	486,182	698,500
One year to three years	330,000	-	330,000	-
	1,037,618	996,637	816,182	698,500

22 BORROWINGS (CONTINUED)

The borrowings of the Group and the Company are as follows:

a) Secured revolving credit facilities of RM200,000,000 (2000: RM200,000,000) are secured against shares in a subsidiary company. The secured and unsecured revolving credit facilities bear interest at rates varying from 0.40% to 2.50% (2000: 0.60% to 2.25%) per annum above the cost of funds of the respective financial institutions.

b) Secured term loan comprise a loan of RM180,000,000 (2000: RM180,000,000) secured against a property of a wholly owned subsidiary company. The term loan bear interest at rates of 1.50% (2000: 1.50%) per annum above the base lending rate.

c) Unsecured term loan is a loan of RM166,936,000 (2000: RM176,048,000) secured by a guarantee from a subsidiary company. The term loan bear interest at rates ranging from 6.25% to 7.00% per annum (2000: 7.00% to 8.00% per annum).

d) On 31 May 2001, the Company issued RM150 million nominal value 3 years 6% Redeemable Unsecured Bonds. The bonds bear interest at the rate of 6% per annum, payable semi annually in arrears on 30 June and 31 December of each year from 30 June 2001 up to and including 31 December 2003 and on maturity date, 31 May 2004. A sinking fund is created by the Company and administered by the trustee of the Bonds to ensure repayment of the bonds on maturity date. Dividend income from subsidiary companies of the Company received by the Company will first be credited into the said sinking fund to ensure the following balances are met at their respective dates:

	RM'Million
30 November 2002	25.0
31 May 2003	50.0
30 November 2003	100.0

e) The unsecured overdrafts bear interest at rates of 1.25% to 1.50% per annum (2000: 1.00% to 2.50% per annum) above the cost of funds of the respective banking institution.

23 IRREDEEMABLE NON-CUMULATIVE CONVERTIBLE PREFERENCE SHARES ('INCPS')

The salient features of the INCPS are as follows:

(i) A non-cumulative preferential dividend (less tax) is payable at the following rates:

a) for the period from the date of issue of INCPS to the day preceding the fifth anniversary date of issue of the INCPS, a non-cumulative preferential dividend at the rate of 8% (less tax) per annum; and

b) thereafter, a non-cumulative preferential dividend at the rate of 10% (less tax) per annum.

(ii) Save and except that the INCPS shall rank in priority to RHB Bank shares as regards the preferential dividend and return of capital in the event of winding-up, the INCPS have no right to participate in the surplus assets and profits of RHB Bank.

(iii) The INCPS carry no right to attend and vote at general meetings of the RHB Bank unless the dividends on the INCPS are in arrears for more than 3 months or the general meeting is:

a) for any resolution which varies or is deemed to vary the rights and privileges of such INCPS; or

b) for any resolution for winding up of RHB Bank.

(iv) Holders of the INCPS have the option of converting the INCPS into new RHB Bank shares in the first 5 years from the date of issue of the INCPS ('Conditional Conversion Period') should:

a) RHB Bank cease to be a subsidiary of the Company; or

b) the risk weighted capital adequacy ratio of RHB Bank falls to a level at or below 8.5% and is not remedied within 3 months from the occurrence of such event; or

c) at any time the aggregate of dividends which are missed and not paid exceeds 4% of the par value of the INCPS.

The INCPS may be converted at any time after the Conditional Conversion Period, at the Optional Conversion Price as defined hereafter. The Optional Conversion Price means the consolidated net assets per RHB Bank share based on its consolidated management accounts immediately preceding the date of conversion multiplied by 1.2 times. The Optional Conversion Price is subject to adjustments under certain circumstances in accordance with the terms of the INCPS.

(v) In the event RHB Bank undertakes an initial public offering of shares for the purpose of seeking a listing on the KLSE, the outstanding INCPS will be mandatorily converted based on a specified price which would yield a return of 12% per annum on the INCPS.

24 AUTHORISED SHARE CAPITAL

	Group/Company	
	2001	2000
	RM'000	RM'000
Ordinary shares of RM1.00 each		
Balance as at the beginning/end of the financial year	2,500,000	2,500,000

25 NON-DISTRIBUTABLE RESERVES

The reserve funds represent non-distributable profits held by the banking and finance company subsidiaries in compliance with Section 36 of the Banking and Financial Institutions Act, 1989, Section 18 of the Singapore Finance Companies (Amendment) Act, 1994 and by the securities subsidiary companies in accordance with the rules of the relevant stock exchanges.

26 RETAINED PROFITS

Based on the estimated tax credits available, the prevailing tax rate applicable to dividends and subject to agreement with the tax authorities, the Company has sufficient tax credits under Section 108(6) of the Income Tax Act, 1967 and tax exempt income under Section 12 of the Income Tax (Amendment) Act, 1999 to frank dividends of approximately RM322,000,000 (2000: RM115,000,000) out of its retained profits as at 30 June 2001.

27 INTEREST INCOME

	Group		Company	
	2001	2000	2001	2000
	RM'000	RM'000	RM'000	RM'000
Loans, advances and financing	2,475,502	2,600,861	-	-
Money at call, deposit and placements with financial institutions	184,340	211,318	-	-
Dealing securities	115,022	83,305	-	-
Investment securities	252,724	240,977	-	-
Margin financing	4,316	18,297	-	-
Others	18,326	68,226	32,210	36,008
	3,050,230	3,222,984	32,210	36,008
Amortisation of premium less accretion of discount	32,072	81,023	-	-
Net interest suspended	(252,246)	(252,667)	-	-
	2,830,056	3,051,340	32,210	36,008

Company No.
312952 H

RHB CAPITAL BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 30 JUNE 2001 (CONTINUED)

28 INTEREST EXPENSE

	Group		Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Deposits and placements from financial institutions	148,714	212,040	-	-
Deposits from customers	1,115,707	1,306,011	-	-
Short term borrowings	62,434	81,360	45,240	56,876
Subordinated bonds	-	13,379	-	-
Others	34,806	32,725	16,565	30,065
	1,361,661	1,645,515	61,805	86,941

29 NON-INTEREST INCOME

	Group		Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Fee income:				
Loan mortgaged to Cagamas	4,333	-	-	-
Brokerage	36,456	180,749	-	-
Fund management fees	4,200	5,063	-	-
Commission	73,086	58,365	-	-
Service charges and fees	95,214	82,477	-	-
Guarantee fees	46,516	42,361	-	-
Underwriting fees	6,266	9,404	-	-
Rollover fees	3,239	3,977	-	-
Other fee income	19,045	27,111	-	-
	288,355	409,507	-	-
Investment income:				
Gain from trading securities	72,002	62,859	-	-
Gain from disposal of unquoted shares in a subsidiary company	500	-	79	-
Gains from sale of investment securities	66,168	27,349	-	-
Gross dividends from Malaysia				
- Investment securities	3,649	1,897	-	-
- Subsidiary companies	-	-	250,771	217,681
Gross dividends from outside Malaysia				
- Subsidiary company	-	-	5,519	5,684
- Dealing Securities	-	878	-	-
(Provision for)/Writeback of diminution in value of investment securities	(9,324)	5,747	-	-
	132,995	98,730	256,369	223,365

Company No.

312952	H

RHB CAPITAL BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 30 JUNE 2001 (CONTINUED)

29 NON-INTEREST INCOME (CONTINUED)

	Group		Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Other income:				
Foreign exchange profit/(loss)				
- realised	58,934	64,704	-	-
- unrealised	1,490	(4,959)	-	-
Rental income	4,995	4,084	-	-
Insurance premium earned	41,803	40,080	-	-
Gain on disposal of fixed assets	2,018	3,241	-	-
Gain on sale of non-performing loans	-	9,076	-	-
Management fees	317	-	-	-
Other operating income	14,163	16,421	-	-
Other non-operating income	21,308	7,553	15,796	24,785
	145,028	140,200	15,796	24,785
Claims incurred	(25,384)	(25,687)	-	-
Commissions	(2,666)	(2,435)	-	-
	116,978	112,078	15,796	24,785
	538,328	620,315	272,165	248,150

30 OVERHEAD EXPENSES

	Group		Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Personnel costs	453,545	400,207	1,072	808
Establishment costs	245,204	257,479	19	-
Marketing expenses	29,769	35,281	732	-
Administration and general expenses	154,484	101,462	11,092	15,488
	883,002	794,429	12,915	16,296

The above expenditure includes the following statutory disclosures:

	Group		Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Auditors' remuneration				
- audit fees	1,978	1,563	110	122
- non audit fees	471	296	265	125
Amortisation of goodwill	13,144	7,768	-	-
Depreciation	100,504	102,891	-	-
Directors' remuneration (Note 31)	11,565	4,696	7,092	710
Rental of equipment	3,134	3,818	-	-
Rental of premises	40,963	54,292	-	23
The number of employees as at the end of the financial year	8,950	8,653	-	-

31 DIRECTORS' REMUNERATION

Forms of remuneration in aggregate for all directors of the Company charged against the profit for the year are as follows:

	Group		Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Fees				
- Executive director	130	-	-	-
- Non-executive directors	907	381	240	100
Other remuneration				
- Executive director	8,153	1,718	6,652	450
- Non-executive directors	2,375	2,597	200	160
	11,565	4,696	7,092	710

The estimated monetary value of benefits-in-kind provided to directors amounted to RM139,000 (2000:RM151,000).

32 LOAN AND FINANCING LOSS AND PROVISION

	Group	
	2001 RM'000	2000 RM'000
Provision for/(Writeback of) commitments and contingencies	12,573	(1,207)
Provision for/(Writeback of) bad and doubtful debts		
- Specific provision (net)	253,736	434,756
- General provision	74,886	(105,748)
Bad debts		
- recovered	(58,079)	(13,105)
- written off	3,351	23
Provision against amount recoverable from Danaharta		
- Provision for value impairment during the year	270,376	154,428
- Written - back on final settlement	(14,306)	-
Specific provision for other debtors	4,749	-
	547,286	469,147

33 TAXATION AND ZAKAT

	Group		Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Malaysian income tax	298,517	192,405	68,026	56,508
Overseas taxation	7,734	4,166	1,408	1,450
Transfer (from)/to deferred taxation (Note 19)	(93,326)	32,039	-	-
(Over)/Under provision in prior years	(4,349)	3,933	-	-
Zakat	196	201	-	-
	208,772	232,744	69,434	57,958

The effective tax rate for the Group and the Company is higher than the statutory tax rate as certain expenses are not deductible for tax purposes.

34 DIVIDEND

	Group		Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Interim dividend – 2% less income tax at 28% (2000: 2% less income tax at 28%)	26,258	25,826	26,258	25,826
Proposed final dividend – 3% less income tax at 28% (2000: 8% less income tax at 28%)	39,387	105,032	39,387	105,032
INCPS dividends declared by a subsidiary company 8% less income tax at 28% (2000: 8% less income tax at 28%)	44,471	40,959	-	-
Dividend under provided in the previous financial year	-	1,807	-	1,807
	110,116	173,624	65,645	132,665

The total dividend for the current financial year is 5 sen per share (2000: 10 sen).

35 EARNINGS PER SHARE

The basic earnings per share has been calculated by dividing the Group's profit after taxation, zakat, minority interests and INCPS dividends by a subsidiary company of RM218,439,000 (2000: RM352,757,000) by the weighted average number of ordinary shares of the Company in issue during the financial year of 1,823,468,000 (2000: 1,790,455,000).

Based on the requirements of MASB 13, which became operative for the current financial year, conversion of warrants is considered dilutive when they would result in the issue of new ordinary shares for less than the market value of the shares. As the current exercise price of the warrants is higher than market value of the ordinary shares, there is no dilution in the earnings per share.

36 COMMITMENTS AND CONTINGENCIES

Banking commitments and contingencies

In the normal course of business, the banking subsidiaries make various commitments and incur certain contingent liabilities with legal recourse to their customers. Apart from the provision for commitments and contingencies already made in the financial statements (Note 21), no material losses are anticipated as a result of these transactions.

The commitments and contingencies comprise the following:

	Group			
	2001		2000	
	Principal Amount	Credit Equivalent Amount *	Principal Amount	Credit Equivalent Amount *
	RM'000	RM'000	RM'000	RM'000
Direct credit substitutes	2,818,702	2,813,286	3,513,424	3,513,424
Certain transaction related contingent items	1,393,800	696,900	1,273,734	636,867
Short-term self-liquidating trade-related contingencies	860,386	172,077	670,187	134,037
Housing loans sold directly and indirectly to Cagamas Berhad with recourse	118,224	118,224	618,665	618,665
Other assets sold with recourse and commitment with certain drawdowns	181,622	181,622	200,000	200,000
Obligations under underwriting agreements	421,931	210,966	1,239,008	598,297
Irrevocable commitments to extend credit				
- maturity exceeding one year	2,767,241	1,383,621	2,409,368	1,204,684
- maturity not exceeding one year	17,633,085	-	19,123,492	-
Foreign exchange-related contracts - forward contracts				
- less than one year	6,492,975	94,722	4,724,557	60,949
Interest rate-related contracts				
- less than one year	523,600	377	199,600	2,122
- one year to less than five years	363,000	5,625	161,600	2,846
Others	703,255	-	1,099,878	-
	34,277,821	5,677,420	35,233,513	6,971,891

* The credit equivalent amount is arrived at using the credit conversion factor as per BNM's circulars.

36 COMMITMENTS AND CONTINGENCIES (CONTINUED)

Foreign exchange, interest rate and equity and commodity related contracts are subject to market risk and credit risk.

Breakdown of foreign exchange contracts and interest rate contracts:

	Group	
	2001 Notional Principal Amount RM'000	2000 Notional Principal Amount RM'000
Foreign exchange contracts		
- forward and futures contracts	3,805,101	3,918,793
- cross-currency interest rate swaps	2,635,206	39,232
Interest rate contracts		
- forward and futures contracts	706,235	147,000
- swaps	180,600	214,200

Foreign exchange and interest rate related contracts are subject to market risk and credit risk.

Market risk

Market risk is the potential change in value caused by movements in market rates or prices. The contractual amounts stated above provide only a measure of involvement in these types of transactions and do not represent the amounts subject to market risk. Exposure to market risk may be reduced through offsetting on and off-balance sheet positions. As at the balance sheet date, the amount of contracts which were not hedged, and hence exposed to market risk was RM658,666,000 (2000: RM248,342,000).

Credit risk

Credit risk arises from the possibility that a counterparty may be unable to meet the terms of a contract in which the Group has a gain position. As at the balance sheet date, the amounts of credit risk, measured in terms of the cost to replace the profitable contracts, was RM21,875,000 (2000: RM38,737,000). This amount will increase or decrease over the lives of the contracts, mainly as a function of maturity dates and market rates or prices.

The Group is also contingently liable in respect of housing loans sold to Cagamas Berhad under the condition that the Group undertakes to administer the loans on behalf of Cagamas Berhad and to buy back any loans which are regarded as defective based on prudence.

RHB Bank has also given a continuing guarantee to BNM to meet the liabilities and financial obligations and requirements of its subsidiary, RHB Bank (L) Ltd., arising from offshore banking business in the Federal Territory of Labuan.

37 LEASE COMMITMENTS

The Group has lease commitments in respect of rented premises which are classified as operating leases. A summary of the non-cancellable long-term commitments, net of sub-leases, is as follows:

	Group	
	2001	2000
	RM'000	RM'000
Year		
2002	23,827	13,431
2003	11,128	5,846
2004	4,038	1,376
2005	989	956
2006	360	-
2007	159	-
Later than 2007	533	-

38 CAPITAL COMMITMENTS

	Group		Company	
	2001	2000	2001	2000
	RM'000	RM'000	RM'000	RM'000
Additional investment to be made in a subsidiary company	-	-	-	120,000
Proposed acquisitions of companies by a subsidiary company	-	249,399	-	-
Capital expenditure:				
- authorised and contracted for	54,301	16,702	-	-
- authorised but not contracted for	201,746	37,928	-	-
	256,047	304,029	-	120,000

39 SIGNIFICANT RELATED PARTY DISCLOSURES

The following are the significant related party transactions (other than those separately disclosed in the notes to the financial statements) in respect of transactions entered into during the current financial year. The related party transactions described below were carried out on terms and conditions obtainable in transactions with unrelated parties unless otherwise stated.

	Relationship	Total RM'000
(a) Interest income		
Rashid Hussain Berhad	Ultimate holding company	31,989
(b) Interest expense		
Rashid Hussain Berhad	Ultimate holding company	15
(c) Non-interest income		
Rashid Hussain Berhad	Ultimate holding company	12
RHB Property Management Sdn Bhd	Related Company	217
RHB Kawal Sdn Bhd	Related Company	111
(d) Overheads		
Rashid Hussain Berhad-share pledging fee and others	Ultimate holding company	166
RHB Property Management Sdn Bhd-property management fees	Related company	9,141
RHB Management Company Sdn Bhd-management fees	Related company	7,729
RHB Kawal Sdn Bhd-security service fees	Related company	4,160

NOTES TO THE FINANCIAL STATEMENTS - 30 JUNE 2001 (CONTINUED)

40 SEGMENT ANALYSIS

The segment analysis of the Group is as follows:

a) By industry segment

2001	Operating Revenue RM'000	Profit/(Loss) Before Interest, Taxation and Zakat RM'000	Assets Employed RM'000
Commercial banking	2,885,582	493,288	49,296,009
Merchant banking	234,201	100,000	3,737,860
Finance companies and leasing	164,329	80,497	2,429,678
Securities and asset management	66,106	(24,892)	239,514
Insurance	16,282	10,564	91,095
Unit trust	10,695	2,308	4,732
Investment holding and others	39,596	38,655	942,166
Subtotal	3,416,791	700,420	56,741,054
Associated company	-	(3,315)	49,796
Goodwill	-	(13,144)	280,723
	3,416,791	683,961	57,071,573
Less: Interest expense	-	(62,434)	-
Operating revenue	3,416,791		
Profit before taxation and zakat		621,527	
Assets employed			57,071,573

2000	Operating Revenue RM'000	Profit/(Loss) Before Interest, Taxation and Zakat RM'000	Assets Employed RM'000
Commercial banking	3,083,851	555,502	49,626,132
Merchant banking	245,305	101,341	2,812,203
Finance companies and leasing	75,265	51,183	885,202
Securities and asset management	153,701	102,540	557,167
Insurance	26,645	18,457	94,733
Unit trust	19,447	6,812	11,967
Investment holding and others	86,619	35,035	862,536
Subtotal	3,690,833	870,870	54,849,940
Associated company	-	9,365	56,492
Goodwill	-	(7,768)	132,040
	3,690,833	872,467	55,038,472
Less: Interest expense	-	(81,360)	-
Operating revenue	3,690,833		
Profit before taxation and zakat		791,107	
Assets employed			55,038,472

40 SEGMENT ANALYSIS

b) By geographical segment

2001	Operating Revenue	Profit/(Loss) Before Interest, Taxation and Zakat	Assets Employed
	RM'000	RM'000	RM'000
Malaysia	3,365,170	688,134	56,155,395
Outside Malaysia	51,621	12,286	585,659
Subtotal	3,416,791	700,420	56,741,054
Associated company	-	(3,315)	49,796
Goodwill	-	(13,144)	280,723
	3,416,791	683,961	57,071,573
Less: Interest expense	-	(62,434)	-
Operating revenue	3,416,791		
Profit before taxation and zakat		621,527	
Assets employed			57,071,573

2000	Operating Revenue	Profit/(Loss) Before Interest, Taxation and Zakat	Assets Employed
	RM'000	RM'000	RM'000
Malaysia	3,653,474	887,077	54,151,660
Outside Malaysia	37,359	(16,207)	698,280
Subtotal	3,690,833	870,870	54,849,940
Associated company	-	9,365	56,492
Goodwill	-	(7,768)	132,040
	3,690,833	872,467	55,038,472
Less: Interest expense	-	(81,360)	-
Operating revenue	3,690,833		
Profit before taxation and zakat		791,107	
Assets employed			55,038,472

The Group's activities are principally conducted in Malaysia.

41 HOLDING AND ULTIMATE HOLDING COMPANY

The Directors regard Rashid Hussain Berhad, a company incorporated in Malaysia, as its holding and ultimate holding company.

42 SIGNIFICANT EVENTS DURING THE FINANCIAL YEAR

(i) Acquisition of Delta Finance Berhad and Interfinance Berhad

On 1 September 2000, the Company announced that RHB Bank, a 70% owned subsidiary of the Company, has on 30 August 2000, received the approval of the Minister of Finance ('MOF') via BNM for the following:

(a) The proposed acquisition of the entire issued and paid-up share capital of Delta Finance Berhad ('DFB') ('Acquisition of DFB');
(b) The proposed acquisition of 90% of the issued and paid-up share capital of Interfinance Berhad ('Interfinance') and the proposed compulsory acquisition of the remaining 10% of the issued and paid-up share capital of Interfinance pursuant to Section 180 of the Companies Act, 1965 ('Acquisition of Interfinance'); and
(c) The proposed merger of the finance company business of Interfinance with DFB.

The acquisition of DFB and the acquisition of 90% of the issued and paid-up capital of Interfinance were completed on 27 October 2000. The compulsory acquisition of the remaining 10% of the issued and paid-up share capital of Interfinance was completed on 18 December 2000.

On 1 December 2000, the finance company business of Interfinance was merged with DFB. Effective 8 January 2001, the finance company business of DFB is conducted under the new name of RHB Delta Finance Berhad following the receipt of the new finance company licence under the new name from MOF.

(ii) Disposal of RHB Insurance Brokers Sdn Bhd

On 8 January 2001, the Company announced that it had entered into a Shares Sale Agreement for the disposal of RHB Insurance Brokers Sdn Bhd ('RHBIB'), a wholly owned subsidiary of the Company, to Encik Mohamad Abdullah for a cash consideration of RM1.0 million. Encik Mohamad Abdullah was formerly the Chief Executive Officer and director of RHB Insurance Berhad, a subsidiary of the Company. He had retired from both positions on 30 July 2000. The gain on disposal amounted to RM0.5 million for the Group. The disposal was completed on 2 March 2001 after approval was received from BNM and the Foreign Investment Committee ('FIC') on 21 December 2000 and 23 February 2001 respectively.

(iii) Proposed Acquisition of Thai Sakura Securities Co., Ltd.

On 17 January 2001, the Company announced that RHB Asia Pte Ltd ('RHB Asia'), its wholly-owned subsidiary, had entered into a Stock Purchase Agreement for the acquisition of 1,949,994 shares of the registered, issued and fully paid common stock representing 99.99% equity interest in Thai Sakura Securities Co., Ltd. ('Thai Sakura') from The Sakura Bank, Limited. The Stock Purchase Agreement also provides for the acquisition of 6 registered, issued and fully paid common stock representing the remaining 0.01% equity interest in Thai Sakura from 6 individual shareholders, to be transferred to 6 individuals to be nominated by RHB Asia. As at 31 December 2000, Thai Sakura's unaudited net book value is 173.8 million Thai Baht (which is equivalent to approximately RM15.29 million). The Proposed Acquisition will be satisfied by an aggregate cash consideration of approximately 250.0 million Thai Baht (which is equivalent to approximately RM22.0 million) which was arrived at on a willing seller and willing buyer basis. The Proposed Acquisition will be funded by internally generated funds of the RHB Capital Group.

42 SIGNIFICANT EVENTS DURING THE FINANCIAL YEAR (CONTINUED)

(iii) Proposed Acquisition of Thai Sakura Securities Co., Ltd. (continued)

On 4 May 2001, Arab-Malaysian Merchant Bank Berhad ('AMMBB') announced on behalf of the Company that RHB Asia and The Sakura Bank, Limited (which has been reconstituted as Sumitomo Mitsui Banking Corporation Limited from 1 April 2001) have mutually agreed to terminate the Stock Purchase Agreement dated 17 January 2001 for the proposed acquisition of Thai Sakura by RHB Asia following rejection by BNM of the application by the Company to remit funds to RHB Asia for the proposed acquisition of Thai Sakura vide BNM's letter dated 23 April 2001. As a result, RHB Asia will not proceed with the proposed acquisition of Thai Sakura.

On 11 May 2001, the Company announced that Rashid Hussain Securities Sdn Bhd ('RHS'), a wholly- owned subsidiary of the Company will be closing its representative office in Bangkok, Thailand. This representative office was established in December 1998. The decision to close the Thai representative office is in line with the termination of the proposed acquisition of Thai Sakura. The representative office was closed effective on 31 May 2001.

(iv) Dissolution of Rashid Hussain Securities, Inc.

On 23 January 2001, Rashid Hussain Securities, Inc., an indirect wholly-owned subsidiary of the Company, has been dissolved in accordance with the General Corporation Law of the State of Delaware, United States of America. Rashid Hussain Securities, Inc. was an inactive company having ceased operations in November 1998.

(v) Subsidiaries struck off from the register

On 6 February 2001, in response to the request by RHAM Private Equity Management Sdn Bhd, an indirect wholly-owned subsidiary of the Company, the Registrar of Companies ('ROC') has struck off the name of RHAM Private Equity Management Sdn Bhd from the register pursuant to Section 308(4) of the Companies Act, 1965. RHAM Private Equity Management Sdn Bhd was a dormant company and had not commenced business operations. The striking off of the name RHAM Private Equity Management Sdn Bhd was gazetted on 17 August 2000 and the notice to that effect was received from the ROC on 5 February 2001.

On 9 March 2001, the Company also announced that in response to the request by RHAM Private Equity Ventures Sdn Bhd, an indirect wholly-owned subsidiary of the Company, the ROC has struck off the name of RHAM Private Equity Ventures Sdn Bhd from the register pursuant to Section 308(4) of the Companies Act, 1965. RHAM Private Equity Ventures Sdn Bhd was a dormant company and had not commenced business operations. The notice of the striking off of the name of RHAM Private Equity Ventures Sdn Bhd was received from the ROC on 8 March 2001.

(vi) Incorporation of RHB Trade Services Limited

On 13 June 2001, the Company announced that RHB Bank has incorporated a wholly-owned subsidiary, RHB Trade Services Limited ('RHBTSL') in Hong Kong. RHBTSL which was incorporated on 6 June 2001, has an authorised capital of HK$10,000 and a paid up capital of HK$2.00. The incorporation of RHBTSL is to facilitate the issuance of letters of credit by RHB Bank through RHBTSL favouring Hong Kong beneficiaries and the outsourcing of the processing of the issuance of the said letters of credit to a bank in Hong Kong.

42 SIGNIFICANT EVENTS DURING THE FINANCIAL YEAR (CONTINUED)

(vii) Disposal of RHB-Cathay Securities Pte Ltd's stockbroking business

On 15 June 2001, the Company announced that its associated company in Singapore, RHB-Cathay Securities Pte Ltd ('RHB-Cathay'), in which the Company via its wholly-owned subsidiary RHB Asia holds 49% equity interest, will be entering into an agreement with UOB-Kay Hian Pte Ltd ('UOBKH') for the disposal of RHB-Cathay's stockbroking business to UOBKH ('Proposed Disposal') for a cash consideration of S$9.7 million (or approximately RM20.27 million based on an exchange rate of S$1.00 = RM2.09) subject to adjustments as provided in the said agreement. The consideration amount of S$9.7 million includes S$1.9 million for the fixed assets of RHB-Cathay.

The Proposed Disposal is subject to regulatory approvals in Singapore and the completion of a satisfactory due diligence. The agreement for the Proposed Disposal has been executed on 29 June 2001 and is expected to be completed on or around 30 September 2001.

Upon completion of the Proposed Disposal, it is intended that RHB-Cathay be liquidated and the proceeds from the realisation of the net assets (including the consideration received for the Proposed Disposal less liquidation costs) be distributed to RHB-Cathay shareholders. The Proposed Disposal and proceeds from the subsequent liquidation of RHB-Cathay is expected to enable the Company to realise a surplus over the value of investment in RHB-Cathay upon completion of the same.

(viii) Proposed acquisition of the business of RHB Finance Ltd

On 15 June 2001, the Company announced that its subsidiary, RHB Bank had on 6 June 2001 entered into an acquisition agreement with its wholly-owned subsidiary, RHB Finance Ltd ('RHBF'), a licensed finance company in Singapore for the purchase of the finance company business of RHBF for the purpose of merging the finance company business of RHBF with RHB Bank, Singapore operations.

The merger of the finance company business of RHBF with RHB Bank, Singapore operations was approved by BNM on 22 May 2001 and was completed on 6 August 2001. Following the completion of the acquisition and merger, RHBF surrendered its finance company licence to the Monetary Authority of Singapore on 6 August 2001 and will remain as a property and investment holding company. In line with this, RHBF changed its name to RHB Investment Ltd with effect from 6 August 2001.

42 SIGNIFICANT EVENTS DURING THE FINANCIAL YEAR (CONTINUED)

(ix) Proposed Restructuring Scheme

On 25 September 2000, AMMBB announced on behalf of the Company that the Company and its subsidiary and associated companies ('RHB Capital Group') have proposed a group restructuring scheme of Rashid Hussain Berhad ('RHB') and its subsidiary and associated companies to:-

(a) implement the bank merger proposals pursuant to the domestic banking consolidation programme as approved by BNM;

(b) implement the stockbroking merger proposals pursuant to the domestic stockbroking consolidation programme as announced by the Securities Commission ('SC') to enable RHS to be accorded universal broker status via the merger of Straits Securities Sdn Bhd ('Straits Securities'), Mercury Securities Sdn Bhd ('Mercury Securities') and SJ Securities Sdn Bhd ('SJ Securities') with RHS.

The details of the proposed acquisitions were as follows:

- Proposed acquisition by RHS of the entire equity interest in Mercury Securities comprising 20 million ordinary shares of RM1.00 each for a total purchase consideration based on 2.0 times the net tangible assets ('NTA') of Mercury Securities at the completion date ('Total Purchase Price'), to be satisfied by the issuance of new ordinary shares of RM1.00 each in RHS. RHS will issue and allot the new ordinary shares to the Company, as primary obligor. In consideration thereof, the Company will issue new ordinary shares of RM1.00 each ('Exchange Shares') and/or pay cash to the vendors of Mercury Securities at an aggregate exchange value equivalent to the Total Purchase Price. The vendors of Mercury Securities may elect the proportion of the Total Purchase Price which is to be satisfied via the Exchange Shares and via the cash portion, subject to a limit of not more than 25% of the Total Purchase Price to be satisfied via the Exchange Shares.

- Proposed acquisition by RHS of Straits Securities via the acquisition of the entire equity interest of Straits Asset Holdings Sdn Bhd ('SAHSB') comprising 45 million ordinary shares of RM1.00 each for a consideration amounting to approximately RM210.5 million based on 2.2 times the NTA of SAHSB to be satisfied by the issuance of approximately 95.7 million preference shares in RHS at the issue price of RM2.20 per preference share.

- Proposed acquisition by RHS of the entire equity interest in SJ Securities comprising 60 million ordinary shares of RM1.00 each for a cash purchase consideration amounting to RM328 million based on 1.64 times of the guaranteed NTA of SJ Securities of RM200 million.

(c) rationalise and separate its BNM regulated entities from its non-BNM regulated entities; and

(d) further strengthen the capital position of RHB Bank and the securities business entities of the Group.

To facilitate the banking and stockbroking merger proposals, the Company proposed to undertake a Scheme of Arrangement pursuant to Sections 176 and 178 of the Companies Act, 1965 ('Proposed RHB Capital Scheme') encompassing steps (a) to (e) as set out below, with the proposed scheme of arrangement by RHB Sakura Merchant Bankers Berhad ('RHB Sakura') set out in (a) below forming an integral part thereof.

42 SIGNIFICANT EVENTS DURING THE FINANCIAL YEAR (CONTINUED)

(ix) Proposed Restructuring Scheme (continued)

(a) Proposed Scheme of Arrangement by RHB Sakura

As part of the Proposed RHB Capital Scheme, it was proposed that RHB Sakura undertakes a Scheme of Arrangement ('Proposed RHB Sakura Scheme') pursuant to Sections 176 and 178 of the Companies Act, 1965 comprising the following:

- The proposed creation of Newco which was proposed to be named as RHB Securities Holdings Berhad ('RHB Securities') and subsequent proposed exchange of shares whereby existing shareholders of RHB Sakura will exchange their ordinary shares of RM1.00 each in RHB Sakura with RHB Securities shares on the basis of one (1) RHB Securities share for every one (1) RHB Sakura share held ('Proposed Share Exchange').

- The proposed transfer of the listing status of RHB Sakura to RHB Securities ('Proposed Transfer of Listing Status').

- The proposed cancellation of 165,888,605 new ordinary shares of RM1.00 each in RHB Securities representing approximately 49% equity interest in RHB Securities not held by the Company after the Proposed Share Exchange. In consideration thereof, the Company will issue new shares and warrants to the holders of the 49% equity interest in RHB Securities on the basis of five (5) new RHB Capital shares and five (5) new RHB Capital warrants for every six (6) RHB Securities shares cancelled. Following the proposed cancellation of the 165,888,605 new ordinary shares in RHB Securities and in satisfaction of the cancellation consideration, there will be a proposed issue of 165,888,605 ordinary shares in RHB Securities to the Company resulting in RHB Securities becoming a wholly-owned subsidiary of the Company ('Proposed Cancellation and Reissue of Shares').

(b) Proposed Transfer of RHB Unit Trust Management Berhad and Proposed Transfer of RHB Sakura

Upon completion of the Proposed Cancellation and Reissue of Shares, RHB Sakura proposed to transfer to RHB Securities of its 51% equity interest in RHB Unit Trust Management Berhad ('RHBUTM') for a cash consideration of RM13.1 million ('Proposed Transfer of RHBUTM') followed by proposed transfer by RHB Securities of the entire equity interest in RHB Sakura to RHB Bank for a transfer consideration based on 1.78 times the consolidated NTA value (excluding any surplus arising from the Proposed Transfer of RHBUTM) of RHB Sakura as at the completion date to be satisfied in cash ('Proposed Transfer of RHB Sakura'). RHB Sakura's audited consolidated NTA as at 30 June 2000 is RM654.3 million.

(c) Proposed Transfer of Securities and Securities Related Business Entities

Proposed transfer by the Company to RHB Securities of the non-BNM regulated, securities, asset management and related companies ('Securities Companies') for an indicative total consideration of RM1,655.6 million (total consideration to be determined after the Total Purchase Price for Mercury Securities has been ascertained) to be satisfied by way of a cash payment of RM1,017.6 million, a novation of loan of RM180.0 million, and the balance via the issuance of 120,526,316 new RHB Securities shares (actual number of shares to be issued is subject to the determination of the Total Purchase Price for Mercury Securities) at RM3.80 per share.

42 SIGNIFICANT EVENTS DURING THE FINANCIAL YEAR (CONTINUED)

(ix) Proposed Restructuring Scheme (continued)

(d) Proposed Transfer of RHB Insurance Berhad and RHB Leasing Sdn Bhd to RHB Bank

- Proposed transfer of 75% equity interest in RHB Insurance Berhad from the Company to RHB Bank for a cash consideration to be determined based on an independent actuary's valuation. As a subsequent step, the Company intends to further rationalise its insurance subsidiary pursuant to the government's call for consolidation of the insurance industry.

- Proposed transfer of 70% equity interest in RHB Leasing Sdn Bhd ('RHB Leasing') from the Company to RHB Bank for a cash consideration of RM67.8 million based on 1.1 times the NTA of RHB Leasing, as at 30 June 2000. RHB Leasing's NTA as at 30 June 2000 was RM88.0 million. RHB Bank intends to acquire the remaining 30% equity interests in RHB Leasing from the other shareholder based on the same terms.

(e) Proposed Demerger of RHB Securities from the Company

To enable compliance with the public shareholding spread under the KLSE listing requirements and as a final step to rationalise and separate the BNM regulated entities from the non-BNM regulated entities, the Company will also demerge RHB Securities from the RHB Capital Group by undertaking a capital repayment exercise via the distribution of its 100% equity interest in RHB Securities to its shareholders ('Proposed Demerger'). Thereafter, RHB Securities will apply for listing of and quotation for the shares issued pursuant to the Proposed Share Exchange and the Proposed Transfer of Securities and Securities Related Business Entities upon meeting the minimum 25% public shareholding spread requirement.

The effect of the Proposed RHB Capital Scheme will result in the Company holding through RHB Bank, the BNM regulated entities and the Company ceasing to have any shareholding in RHB Securities and the securities related business.

The proposed fund raising exercises by the RHB Capital Group as announced on 25 September 2000 were as follows:

(a) Proposed increase in capital of RHB Bank

Proposed subscription by the Company of RM400 million new INCPS of RM1.00 each in RHB Bank at par ('Proposed Subscription of INCPS') and RM1.0 billion Tier II subordinated debt in RHB Bank so as to enable RHB Bank to maintain a risk weighted capital adequacy ratio of around 13% after the completion of the scheme.

(b) Proposed purchase of INCPS from Danamodal Nasional Berhad ('Danamodal')

Proposed purchase by the Company of RM1 billion INCPS of RM1.00 each in RHB Bank from Danamodal for a cash consideration of approximately RM1.38 billion.

(c) Proposed Rights Issue

The Company proposed to undertake a rights issue of one (1) RHB Capital share for every twenty (20) existing RHB Capital shares held at a price of RM2.00 per new RHB Capital share.

42 SIGNIFICANT EVENTS DURING THE FINANCIAL YEAR (CONTINUED)

(ix) Proposed Restructuring Scheme (continued)

(d) Proposed private placement and issuance of convertible bonds

The Company proposed to undertake a private placement of 60.0 million new shares and an issuance of RM200 million nominal value of convertible bonds.

The full details of the above proposals are set out in the announcement dated 25 September 2000 made by AMMBB on behalf of the Company, RHB Sakura and RHB and the proposals are subject to the approvals of the MOF, the relevant authorities and shareholders of the respective companies, as applicable.

(x) Revisions to the Proposed Restructuring Scheme

On 15 September 2000, RHS had entered into a Memorandum of Agreement ('MOA') with Carta Bintang Sdn Bhd ('Carta Bintang') for the proposed acquisition of the entire equity interest in SJ Securities comprising 60 million ordinary shares of RM1.00 each for a cash consideration of RM328 million. Pursuant to the MOA, RHS nominated the Company as the purchaser to enter into a formal sale and purchase agreement with Carta Bintang which was executed on 7 November 2000. As part of the Proposed Restructuring Scheme, the Company will subsequently transfer the entire equity interest in SJ Securities to RHB Securities for the same consideration. Subsequent to the transfer of SJ Securities to RHB Securities, it was intended that SJ Securities, together with Straits Securities and Mercury Securities would be merged with RHS.

On 6 December 2000, the Company announced certain revisions to the proposals that were announced on 25 September 2000.

(a) Revision to the Proposed Fund Raising Exercise

In view of the changes in market conditions since the announcement on 25 September 2000, the Company proposed to undertake a RM650 million ten (10) year Serial Bonds issue in place of the proposed fund raising exercise announced earlier as follows:

- Proposed private placement of 60.0 million new shares by the Company;
- Proposed issue of RM200 million nominal value of convertible bonds by the Company; and
- Proposed rights issue of 94,584,795 shares by the Company on the basis of one (1) RHB Capital share for every twenty (20) existing RHB Capital shares held after the proposed private placement and proposed acquisition of Mercury Securities at the issue price of RM2.00 per share.

(b) Revision to the Swap Ratio Pursuant to the Proposed RHB Capital Scheme

The Company proposed to revise the swap ratio under the Proposed RHB Capital Scheme from five (5) RHB Capital shares and five (5) RHB Capital warrants for every six (6) RHB Securities shares to eleven (11) RHB Capital shares for every ten (10) RHB Securities shares.

42 SIGNIFICANT EVENTS DURING THE FINANCIAL YEAR (CONTINUED)

(x) Revisions to the Proposed Restructuring Scheme (continued)

(c) Revision to the Terms of Payment for the Proposed Transfer of Securities and Securities Related Business Entities and Proposed Dividends by Securities Companies

As announced previously, the Company proposed to transfer to RHB Securities the non-banking, asset management and related companies for an indicative transfer consideration of RM1,655.6 million to be satisfied by a cash payment of RM1,017.6 million, a novation of loan of RM180 million and the balance via the issuance of 120,526,316 new RHB Securities shares at RM3.80 per share. On 6 December 2000, the Company proposed to increase the cash portion to RM1,147.6 million with a corresponding decrease to the indicative number of new RHB Securities shares to be issued to 89,863,014 at the revised issue price of RM3.65 per share. The indicative transfer consideration remained the same at RM1,655.6 million, with the total transfer consideration being subject to the determination of the Total Purchase Price of Mercury Securities.

Prior to the Proposed Demerger, it was proposed that the Securities Companies declare and distribute their surplus distributable reserves in the form of dividends for the financial year ending 30 June 2001 totalling RM250 million (net of tax) to RHB Securities on meeting certain conditions. RHB Securities was expected to pay dividends amounting to RM250 million (net of tax) to the Company prior to the Proposed Demerger.

(d) Revision to the Purchase Consideration and Subsequent Election by Vendors of Mercury Securities

As announced previously on 25 September 2000, RHS entered into a Sale of Shares Agreement with Mercury Securities ('Mercury SPA') for the proposed acquisition of the entire equity interest in Mercury Securities comprising 20 million ordinary shares of RM1.00 each for a total purchase consideration based on 2.0 times the NTA of Mercury Securities as at the completion date. On 6 December 2000, the Company announced that the purchase consideration would be based on 2.0 times the NTA of Mercury Securities as at the last day of the calendar month preceding the date on which all the conditions precedent for the proposed acquisition have been fulfilled.

On 23 October 2000, the vendors have elected that 11.25% of the Total Purchase Price is to be satisfied via the Exchange Shares and the remaining 88.75% of the Total Purchase Price is to be satisfied via cash in accordance to the terms in the Mercury SPA.

On 2 February 2001, the Company announced that BNM has, vide a letter which was received on 30 January 2001, informed the Company that the MOF has rejected the proposed purchase by the Company of the RM1 billion INCPS of RM1.00 each in RHB Bank from Danamodal for a cash consideration of approximately RM1.38 billion. As a consequence, the Company has decided to abort the proposed issuance of RM650 million ten (10) year serial bonds which was proposed to partially fund the purchase of the INCPS from Danamodal. Additionally, the remaining amount of approximately RM730 million arising from the Proposed Restructuring Scheme which was previously proposed to be utilised to also partially finance the Proposed Purchase of INCPS from Danamodal is now proposed to be utilised to reduce the existing bank borrowings of the RHB Capital Group and hence improve the RHB Capital Group's gearing level and also for working capital purposes.

The full details of the above revisions on the proposals by the Company and its subsidiaries are set out in the announcements dated 6 December 2000 and 2 February 2001 made by AMMBB on behalf of the Company and the proposals are subject to the approvals of the MOF, the relevant authorities and shareholders of the respective companies, as applicable.

42 SIGNIFICANT EVENTS DURING THE FINANCIAL YEAR (CONTINUED)

(xi) Other Developments

On 12 April 2001, the SC announced that RHS has been accorded universal broker status. On 4 May 2001 and 11 May 2001, AMMBB, on behalf of the Company announced that RHS will not be proceeding with the acquisitions of SJ Securities and Mercury Securities as certain conditions precedent and approvals required under the agreements have not been fulfilled and the agreements have since lapsed. These are as follows:

(a) As at the cut-off date of relevant sale of shares agreement, the following conditions precedent and approvals required under the proposed acquisition of SJ Securities had not been fulfilled:

- approval of the FIC to be obtained by the purchaser for the proposed acquisition of SJ Securities;
- approval of the KLSE to be obtained by the purchaser for the proposed acquisition of SJ Securities;
- approval of the SC to be obtained by the purchaser for the proposed acquisition of SJ Securities; (which approval was subsequently obtained on 12 April 2001);
- approval of the shareholders of the Company to be obtained by the purchaser for the proposed acquisition of SJ Securities; and
- approval of the MOF to be obtained by the vendor for the proposed disposal of SJ Securities.

(b) As at the cut-off date of the relevant sale of shares agreement, the following conditions precedent and approvals required under the agreement for the proposed acquisition of Mercury Securities had not been fulfilled:

- approval of the FIC to be obtained by the purchaser for the acquisition of Mercury Securities; and
- approval of the KLSE to be obtained by the purchaser for the establishment of a branch in Penang at the premise at which Mercury Securities is carrying on its business.

RHS will however, still be proceeding with the proposed acquisition of Straits Securities and fresh applications to the relevant authorities in respect of the same will be made after a definitive sale of shares agreement is signed. Accordingly, in view of the above, the Company will review the universal broker status of RHS.

On 23 April 2001, RHB, the holding company of RHB Capital announced that it has received approval from the MOF via BNM to enter into negotiations with Utama Banking Group Berhad ('UBG') for the purpose of merging the RHB and UBG banking groups.

43 SIGNIFICANT EVENT SUBSEQUENT TO FINANCIAL YEAR END

Cessation of operation of PT Rashid Hussain Securities

On 11 July 2001, the Company announced that PT Rashid Hussain Securities ('PT RHS'), an indirect subsidiary of the Company, will be ceasing its operations and thereafter be liquidated. PT RHS is a stockbroking company based in Jakarta, Indonesia and is a member of the Jakarta Stock Exchange and the Surabaya Stock Exchange. The decision to cease the operations of, and subsequently to liquidate PT RHS, was made following the unsuccessful discussions on the proposed sale of PT RHS to a potential buyer. The cessation of operations of PT RHS was completed on 31 July 2001.

44 ACQUISITION OF DELTA FINANCE BERHAD AND INTERFINANCE BERHAD

The effect of the acquisition of DFB and IFB on the financial results of the Group during the year is shown below.

	Delta Finance Berhad 8 months ended 30 June 2001 RM'000	Interfinance Berhad 1 month ended 30 Nov 2000 RM'000	Total RM'000
Interest income	72,855	2,613	75,468
Interest expense	(28,572)	(1,133)	(29,705)
Net interest income	44,283	1,480	45,763
Income from SPI	193	32	225
	44,476	1,512	45,988
Non-interest income	2,328	177	2,505
Net income	46,804	1,689	48,493
Overhead expenses	(19,697)	(872)	(20,569)
Operating profit before loan and financing loss and provision	27,107	817	27,924
Loan and financing loss and provision	(9,063)	(382)	(9,445)
Profit before taxation and zakat	18,044	435	18,479
Taxation and zakat	(7,604)	(200)	(7,804)
Increase in Group net profit	10,440	235	10,675

The effect of this acquisition on the financial position at the year end is as follows:

	RHB Delta Finance Berhad Group as at 30 June 2001 RM'000
ASSETS	
Cash and short term funds	108,423
Deposits and placements with financial institutions	170,350
Investment securities	89,056
Loans, advances and financing	796,019
Other assets	5,935
Statutory deposits	34,659
Fixed assets	7,300
Goodwill	156,435
Total assets	1,368,177
LIABILITIES	
Deposits from customers	1,072,933
Deposits and placements of banks and financial institutions	171,721
Other liabilities	23,037
Taxation	285
Deferred taxation	824
Total liabilities	1,268,800
Increase in Group net assets	99,377

44 ACQUISITION OF DELTA FINANCE BERHAD AND INTERFINANCE BERHAD (CONTINUED)

The details of net assets acquired, goodwill and cash flow arising from the acquisition are as follows:-

	Note	RHB Delta Finance Berhad as at 31 Oct 2000 RM'000	Interfinance Berhad as at 31 Oct 2000 RM'000	Total RM'000
Cash and short term funds		9,065	8,475	17,540
Deposits and placements with financial institutions		257,142	85,920	343,062
Investment securities		60,273	21,763	82,036
Loans, advances and financing		562,765	275,357	838,122
Investment in subsidiary company		10	-	10
Other assets		6,550	3,345	9,895
Statutory deposits with BNM		19,247	11,125	30,372
Fixed assets		3,441	3,692	7,133
		918,493	409,677	1,328,170
Deposits from customers		752,713	363,047	1,115,760
Other liabilities		18,221	6,148	24,369
		770,934	369,195	1,140,129
Fair value of net assets acquired as at 31 October 2000		147,559	40,482	188,041
Goodwill	14	123,104	38,723	161,827
Total purchase consideration discharged by cash		270,663	79,205	349,868
Less: Cash and cash equivalents in subsidiaries acquired		(9,065)	(8,475)	(17,540)
Cash outflow on acquisition		261,598	70,730	332,328

45 CONTINGENT LIABILITIES

As at balance sheet date, the Company extended unsecured guarantees of RM223,582,000 (2000: RM201,146,000) for borrowings of its subsidiary companies. As at balance sheet date, the above mentioned facilities were not utilised (2000: RM13,088,000 were utilised) by the subsidiary of the Company.

46 COMPARATIVE FIGURES

Certain comparative figures have been reclassified and modified to conform with the current year's presentation.

Company No.

312952	H

RHB CAPITAL BERHAD
(Incorporated in Malaysia)

STATEMENT BY DIRECTORS PURSUANT TO SECTION 169(15) OF THE COMPANIES ACT, 1965

We, Tan Sri Dato' Abdul Rashid Hussain and Dato' Lim Kong Wai, being two of the directors of RHB Capital Berhad state that, in the opinion of the directors, the financial statements set out in pages 9 to 65 are drawn up so as to give a true and fair view of the state of affairs of the Group and the Company as at 30 June 2001 and of the results and cash flows of the Group and the Company for the financial year ended on that date in accordance with the applicable approved accounting standards in Malaysia, Bank Negara Malaysia Guidelines and the provisions of the Companies Act, 1965.

Signed in accordance with a resolution of the Board of Directors dated 29 August 2001.

TAN SRI DATO' ABDUL RASHID HUSSAIN
EXECUTIVE CHAIRMAN

DATO' LIM KONG WAI
DIRECTOR

STATUTORY DECLARATION PURSUANT TO SECTION 169(16) OF THE COMPANIES ACT, 1965

I, Chong Kin Leong, the director primarily responsible for the financial management of RHB Capital Berhad, do solemnly and sincerely declare that the accompanying balance sheets of the Group and the Company as at 30 June 2001 and the related income statements and cash flows of the Group and the Company for the financial year then ended, together with the notes thereto, are to the best of my knowledge and belief correct and I make this solemn declaration conscientiously believing the same to be true and by virtue of the provisions of the Statutory Declarations Act,1960.

CHONG KIN LEONG

Subscribed and solemnly declared by the abovenamed Chong Kin Leong at Kuala Lumpur in Malaysia on 29 August 2001 before me.

COMMISSIONER FOR OATHS

Company No.

312952	H

RHB CAPITAL BERHAD
(Incorporated in Malaysia)

REPORT OF THE AUDITORS TO THE MEMBERS OF RHB CAPITAL BERHAD

We have audited the financial statements set out on pages 9 to 65. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with approved auditing standards in Malaysia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements have been prepared in accordance with the provisions of the Companies Act, 1965, applicable approved accounting standards in Malaysia and Bank Negara Malaysia Guidelines so as to give a true and fair view of:

 (i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements; and

 (ii) the state of affairs of the Group and the Company as at 30 June 2001 and of the results and cash flows of the Group and Company for the financial year ended on that date; and

(b) the accounting and other records and the registers required by the Act to be kept by the Company and by the subsidiaries of which we have acted as auditors have been properly kept in accordance with the provisions of the Act.

The names of the subsidiaries of which we have not acted as auditors are indicated in note 8 to the financial statements. We have considered the financial statements of these subsidiaries and the auditors' report thereon.

We are satisfied that the financial statements of the subsidiary companies that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations required by us for those purposes.

The auditors' reports on the financial statements of the subsidiary companies were not subject to any qualification and did not include any comments made under subsection (3) of Section 174 of the Act.

PRICEWATERHOUSECOOPERS
(No. AF: 1146)
Public Accountants

DATO' AHMAD JOHAN BIN MOHAMMAD RASLAN
(No. 1867/09/02(J))
Partner of the firm

Kuala Lumpur
29 August 2001

Company No.

312952	H

RHB CAPITAL BERHAD
(Incorporated in Malaysia)

INTERIM FINANCIAL STATEMENTS FOR THE FINANCIAL PERIOD ENDED

31 DECEMBER 2001

Company No.

312952	H

RHB CAPITAL BERHAD
(Incorporated in Malaysia)

INTERIM FINANCIAL STATEMENTS FOR THE FINANCIAL PERIOD ENDED 31 DECEMBER 2001

CONTENTS PAGE

Company No.

312952	H

RHB CAPITAL BERHAD
(Incorporated in Malaysia)

CONSOLIDATED BALANCE SHEETS AS AT 31 DECEMBER 2001

	Note	Unaudited 31 Dec 2001 RM'000	Audited 30 June 2001 RM'000
ASSETS			
Cash and short term funds		3,756,564	4,093,021
Securities purchased under resale agreements		8,139	-
Deposits and placements with financial institutions		823,149	1,239,372
Dealing securities		5,881,048	4,761,645
Investment securities		5,703,558	5,305,802
Loans, advances and financing	3	36,652,474	38,406,718
Clients' and brokers' balances		133,342	105,480
Investments in associated companies		32,449	49,796
Amount recoverable from Danaharta	4	138,201	184,844
Tax recoverable		25,145	20,806
Deferred taxation benefit		34,078	-
Other assets	5	999,983	978,920
Statutory deposits		1,026,778	1,019,889
Goodwill		272,803	280,723
Fixed assets		940,982	920,767
TOTAL ASSETS		56,428,693	57,367,783
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits from customers	6	36,233,595	37,881,299
Deposits and placements of banks and financial institutions	7	5,697,128	4,154,246
Obligations on securities sold under repurchase agreements		1,800,299	1,834,827
Amount due to Cagamas		390,578	280,432
Bills and acceptances payable		3,863,177	4,768,815
Clients' and brokers' balances		124,020	93,830
Other liabilities		981,077	859,060
Taxation		255,384	497,080
Deferred taxation		-	4,285
Borrowings	8	1,025,901	1,037,618
Irredeemable Non-cumulative Convertible Preference Shares ('INCPS')		1,104,469	1,104,469
		51,475,628	52,515,961
Minority interests		1,407,322	1,387,150
Total liabilities		52,882,950	53,903,111

The notes on pages 7 to 23 form an integral part of these interim financial statements.

Company No.

312952	H

RHB CAPITAL BERHAD
(Incorporated in Malaysia)

CONSOLIDATED BALANCE SHEETS AS AT 31 DECEMBER 2001 (CONTINUED)

	Note	Unaudited 31 Dec 2001 RM'000	Audited 30 June 2001 RM'000
Share capital		1,823,468	1,823,468
Non-distributable reserves		1,963,518	1,918,083
Accumulated loss		(241,243)	(276,879)
Total shareholders' equity		3,545,743	3,464,672
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		56,428,693	57,367,783
COMMITMENTS AND CONTINGENCIES	12	32,424,163	33,977,975

The notes on pages 7 to 23 form an integral part of these interim financial statements.

Company No.

312952	H

RHB CAPITAL BERHAD
(Incorporated in Malaysia)

CONSOLIDATED INCOME STATEMENTS FOR THE FINANCIAL PERIOD ENDED 31 DECEMBER 2001

	Note	Unaudited 31 Dec 2001 RM'000	Unaudited 31 Dec 2000 RM'000
Interest income		1,328,630	1,419,794
Interest expense		(637,514)	(709,468)
Net interest income		691,116	710,326
Income from Skim Perbankan Islam		37,250	19,149
		728,366	729,475
Non-interest income		294,046	285,345
Net income		1,022,412	1,014,820
Overhead expenses		(441,445)	(439,842)
Operating profit before loan and financing loss and provision		580,967	574,978
Loan and financing loss and provision	9	(331,067)	(178,185)
Operating profit		249,900	396,793
Share in profit/(loss) of an associated company		496	(3,728)
Profit before taxation and zakat		250,396	393,065
Taxation and zakat	10	(86,254)	(118,035)
Profit after taxation and zakat		164,142	275,030
Minority interests		(61,474)	(92,967)
Profit after taxation, zakat and minority interests		102,668	182,063
Earnings per share (sen)			
- based on profit for the financial period	11	4.4	8.8

The notes on pages 7 to 23 form an integral part of these interim financial statements.

Company No.

312952	H

RHB CAPITAL BERHAD
(Incorporated in Malaysia)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE FINANCIAL PERIOD ENDED 31 DECEMBER 2001

	Unaudited 31 Dec 2001 RM'000	Audited 30 June 2001 RM'000
SHARE CAPITAL		
At the beginning/end of the financial period/year	1,823,468	1,823,468
SHARE PREMIUM		
At the beginning/end of the financial period/year	1,114,564	1,114,564
RESERVE FUNDS		
At the beginning of the financial period/year	803,649	674,170
Currency translation differences	-	(36)
Transfer in respect of statutory requirements	45,435	129,515
At the end of the financial period/year	849,084	803,649
MERGER DEFICIT		
At the beginning/end of the financial period/year	(8,693)	(8,693)
OTHER RESERVES		
At the beginning/end of the financial period/year	8,563	8,563
ACCUMULATED LOSS		
At the beginning of the financial period/year	(276,879)	(274,909)
Profit after taxation, zakat and minority interests	102,668	262,910
Transfer in respect of statutory requirements	(45,435)	(129,515)
Net gain not recognised in the income statement		
- translation reserve	730	(25,249)
Ordinary dividends	-	(65,645)
INCPS dividends declared by a subsidiary company	(22,327)	(44,471)
At the end of the financial period/year	(241,243)	(276,879)
Total shareholders' equity	3,545,743	3,464,672

The notes on pages 7 to 23 form an integral part of these interim financial statements.

Company No.

312952	H

RHB CAPITAL BERHAD
(Incorporated in Malaysia)

CONSOLIDATED CASH FLOW STATEMENTS
FOR THE FINANCIAL PERIOD ENDED 31 DECEMBER 2001

	Unaudited 31 Dec 2001 RM'000	Unaudited 31 Dec 2000 RM'000
CASH FLOW FROM OPERATING ACTIVITIES		
Profit before taxation and zakat	250,396	393,065
Adjustments for investing and financing items not involving movement of cash and cash equivalents:		
Gain on sale of investments	(11,833)	(49,144)
Share in results of an associated company	(496)	3,728
Depreciation	46,263	51,184
Accretion of discount less amortisation of premium for investment securities	(5,194)	(20,316)
Amortisation of goodwill	7,920	5,260
Gain on disposal of fixed assets	(3,022)	(636)
Fixed assets written off	426	30
Loan and financing loss and provision	331,067	178,185
Interest-in-suspense	191,549	132,533
(Writeback of)/Provision for diminution in value of investment securities	(5,391)	6,747
Interest income from investment securities	(113,098)	(127,972)
Unrealised gain on exchange differences	(2,274)	(592)
Operating profit before working capital changes	686,313	572,072
(Increase)/decrease in operating assets		
Securities purchased under resale agreements	(8,139)	191,239
Deposits and placements with financial institutions	416,223	(958,845)
Dealing securities	(1,119,403)	733,811
Loans, advances and financing	1,382,133	256,029
Clients' and brokers' balances	(27,862)	105,057
Other assets	(11,783)	802,595
Statutory deposits	(6,889)	193,723
	1,310,593	1,895,681
Increase/(decrease) in operating liabilities		
Deposits from customers	(1,647,704)	1,141,278
Deposits and placements of banks and financial institutions	1,542,882	(375,018)
Obligations on securities sold under repurchase agreements	(34,528)	(313,093)
Bills and acceptances payable	(905,638)	(525,463)
Clients' and brokers' balances	30,190	(108,451)
Other liabilities	98,917	(118,336)
	(915,881)	(299,083)
Cash generated from operating activities	394,712	1,596,598
Taxation and zakat paid	(376,133)	(48,453)
Taxation recovered	1,060	2,908
Net cash generated from operating activities	19,639	1,551,053

The notes on pages 7 to 23 form an integral part of these interim financial statements.

Company No.

312952	H

RHB CAPITAL BERHAD
(Incorporated in Malaysia)

CONSOLIDATED CASH FLOW STATEMENTS
FOR THE FINANCIAL PERIOD ENDED 31 DECEMBER 2001 (CONTINUED)

	Unaudited 31 Dec 2001 RM'000	Unaudited 31 Dec 2000 RM'000
CASH FLOW FROM INVESTING ACTIVITIES		
Dividend from an associated company	17,942	3,530
Additional investment in an associated company	-	(150)
Purchase net of proceeds from sale of investment securities	(379,401)	(1,115,613)
Purchase of fixed assets	(73,633)	(35,156)
Proceeds from disposal of fixed assets	5,493	1,578
Interest received from investment securities	123,460	102,558
Acquisition of subsidiary companies net of cash acquired	-	(332,328)
Net cash used in investing activities	(306,139)	(1,375,581)
CASH FLOW FROM FINANCING ACTIVITIES		
Drawdown of borrowings	26,000	598,463
Repayment of borrowings	(35,173)	(611,812)
Dividend paid to minority interests in subsidiary companies	(8,888)	-
Dividend paid to shareholders	-	(105,032)
INCPS dividends paid to other shareholders by a subsidiary company	(31,896)	(31,809)
Net cash used in financing activities	(49,957)	(150,190)
Net (decrease)/increase in cash and cash equivalents	(336,457)	25,282
Cash and cash equivalents at the beginning of the financial period	4,093,021	4,436,834
Cash and cash equivalents at the end of the financial period	3,756,564	4,462,116

The notes on pages 7 to 23 form an integral part of these interim financial statements.

Company No.

312952	H

RHB CAPITAL BERHAD
(Incorporated in Malaysia)

NOTES TO THE INTERIM FINANCIAL STATEMENTS - 31 DECEMBER 2001

The interim financial statements for the financial period ended 31 December 2001 is to be read in conjunction with the annual financial statements for the financial year ended 30 June 2001.

1 GROUP ACCOUNTING POLICIES

There are no changes in the Group's accounting policies and methods of computation used in this set of interim financial statements for the financial period ended 31 December 2001 as compared with the annual financial statements for the financial year ended 30 June 2001 other than compliance with the relevant approved Accounting Standards issued by Malaysian Accounting Standards Board which became operative during the financial period ended 31 December 2001.

2 SEASONAL OR CYCLICAL FACTORS

The business operations of the Group have not been affected by any material seasonal or cyclical factors.

3 LOANS, ADVANCES AND FINANCING

	Unaudited 31 Dec 2001 RM'000	Audited 30 June 2001 RM'000
Overdrafts	6,042,766	6,332,328
Term loans		
- fixed rate	1,530,283	1,388,852
- floating rate	23,574,951	23,765,106
Credit /charge card receivables	225,905	179,289
Bills receivable	752,054	643,686
Trust receipts	519,088	616,073
Staff loans		
- directors	8,695	434
- others	260,737	243,277
Block financing	14,674	21,948
Floor stocking	3,805	1,244
Factoring debtors	1,092	1,505
Hire purchase debtors	2,086,971	1,622,247
Lease debtors		
- lease receivables	434,746	515,004
- guaranteed residual value	48,549	47,880
Revolving credit	984,016	1,240,911
Claims on customers under acceptance credits	3,889,514	5,072,383
	40,377,846	41,692,167
Less: Unearned interest and income	(326,954)	(268,554)
Gross loans, advances and financing	40,050,892	41,423,613
Provision for bad and doubtful debts		
- Specific	(1,806,123)	(1,570,805)
- General	(684,519)	(711,652)
Interest-in-suspense/income-in-suspense	(907,776)	(734,438)
Net loans, advances and financing	36,652,474	38,406,718

Company No.

312952	H

RHB CAPITAL BERHAD
(Incorporated in Malaysia)

NOTES TO THE INTERIM FINANCIAL STATEMENTS - 31 DECEMBER 2001 (CONTINUED)

3 LOANS, ADVANCES AND FINANCING (CONTINUED)

(i) Loans, advances and financing analysed by their economic sectors are as follows:

	Unaudited 31 Dec 2001 RM'000	Audited 30 June 2001 RM'000
Agriculture	2,130,945	2,067,061
Mining and quarrying	136,752	131,932
Manufacturing	9,656,228	10,902,306
Electricity, gas and water	1,110,666	1,224,847
Construction	3,500,093	3,765,784
Real estate	2,285,142	2,231,655
Purchase of landed property of which:		
(i) Residential	6,181,255	5,567,117
(ii) Non-residential	1,232,484	1,577,542
General commerce	4,142,849	4,323,428
Transport, storage and communication	884,280	930,889
Finance, insurance and business services	3,360,862	3,277,335
Purchase of securities of which:		
(i) Unit trust	413,956	428,680
(ii) Non unit trust	825,159	917,963
Purchase of transport vehicles	992,671	679,675
Consumption credit	1,263,205	1,368,893
Others	1,934,345	2,028,506
	40,050,892	41,423,613

RHB CAPITAL BERHAD
(Incorporated in Malaysia)

NOTES TO THE INTERIM FINANCIAL STATEMENTS - 31 DECEMBER 2001 (CONTINUED)

3 LOANS, ADVANCES AND FINANCING (CONTINUED)

(ii) Movements in the non-performing loans (including interest receivables) are as follows:

	Unaudited 31 Dec 2001 RM'000	Audited 30 June 2001 RM'000
Balance as at beginning of financial period/year	4,769,067	3,133,240
Amount arising from acquisition of subsidiary companies	-	136,042
Non-performing during the financial period/year	2,210,033	3,297,155
Recoveries	(254,719)	(508,578)
Non-performing reclassified as performing	(589,445)	(954,685)
Amount written off	(32,196)	(195,609)
Amount converted to investment securities	-	(47,865)
Restructuring of loans	(303,739)	(89,256)
Exchange difference	(538)	(1,377)
Balance as at end of financial period/year	5,798,463	4,769,067
Net non-performing loans	3,117,748	2,494,501
% to net loans, advances and financing	8.35	6.38

(iii) Movements in the provision for non-performing debts and interest-in-suspense accounts are as follows:

	Unaudited 31 Dec 2001 RM'000	Audited 30 June 2001 RM'000
Specific provision		
Balance as at beginning of financial period/year	1,570,805	1,462,786
Amount arising from acquisition of subsidiary companies	-	63,745
Provisions made during the financial period/year	287,621	421,511
Transfer to provision for diminution in value of investment securities	-	(30,686)
Amounts written back in respect of recoveries	(28,631)	(156,690)
Amounts written off	(26,911)	(173,388)
Amounts transferred from general provision	265	-
Restructuring of loans	-	(12,310)
Specific provision reclassified to other assets	(310)	(3,367)
Amount transferred from general suspense	841	-
Amount transferred from interest-in-suspense	2,501	-
Exchange difference	(58)	(796)
Balance as at end of financial period/year	1,806,123	1,570,805

RHB CAPITAL BERHAD
(Incorporated in Malaysia)

NOTES TO THE INTERIM FINANCIAL STATEMENTS - 31 DECEMBER 2001 (CONTINUED)

3 LOANS, ADVANCES AND FINANCING (CONTINUED)

	Unaudited 31 Dec 2001 RM'000	Audited 30 June 2001 RM'000
General provision		
Balance as at beginning of financial period/year	711,652	688,981
Amount arising from acquisition of subsidiary companies	-	14,536
Return of ex-Sime Bank general provision (see below)	(61,917)	(65,000)
Provisions made during the financial period/year	35,431	74,885
Amount transferred to specific provision	(266)	-
Exchange difference	(381)	(1,750)
Balance as at end of financial period/year	684,519	711,652
% of total loans less specific provision and interest-in-suspense/income-in-suspense	1.83	1.83

As RHB Bank acquired a performing loan portfolio ('clean loan portfolio') from Sime Bank, the Sime Bank Agreement allowed for a RM200 million general provision to be included in the vesting of Sime Bank's assets and liabilities and this is included in RHB Bank's general provision reserves as at 30 June 1999. The RM200 million will be returned to Bank Negara Malaysia ('BNM') as RHB Bank builds up its own general provision on the clean loan portfolio over a three year period as allowed in the Sime Bank Agreement. Included in Return of ex-Sime Bank general provision was an amount paid to BNM of RM5 million during the period, leaving a balance of RM57 million which has been transferred to other liabilities and was repaid in February 2002. As at 31 December 2001, RHB Bank has returned RM143 million to BNM. Interest at the declared intervention rate is charged from 1 July 1999 on the outstanding amount due to BNM and is payable on a semi-annual basis.

	Unaudited 31 Dec 2001 RM'000	Audited 30 June 2001 RM'000
Interest-in-suspense		
Balance as at beginning of financial period/year	734,438	535,041
Amount arising from acquisition of subsidiary companies	-	22,700
Interest suspended during the financial period/year	264,793	403,359
Transfer to provision for diminution in value of investment securities	-	(14,850)
Amounts written back in respect of recoveries	(75,926)	(163,428)
Amounts written off	(12,988)	(44,397)
Interest-in-suspense reclassified to other assets	-	(3,944)
Amount transferred to specific provision	(2,501)	-
Exchange difference	(40)	(43)
Balance as at end of financial period/year	907,776	734,438

Company No.

312952	H

RHB CAPITAL BERHAD
(Incorporated in Malaysia)

NOTES TO THE INTERIM FINANCIAL STATEMENTS – 31 DECEMBER 2001 (CONTINUED)

4 AMOUNT RECOVERABLE FROM DANAHARTA

	Unaudited 31 Dec 2001 RM'000	Audited 30 June 2001 RM'000
Balance as at the beginning of the financial period/year	184,844	457,869
Amount arising from acquisition of subsidiary companies	-	10
Amount arising during the financial year	-	1,222
Provision made during the financial year	(40,359)	(256,070)
Transfer to provision for diminution in value of investment securities	4,063	-
Amount recovered	(10,347)	(18,187)
Balance as at the end of the financial period/year	138,201	184,844

5 OTHER ASSETS

Included in other assets was an amount due from holding company amounting to RM591,132,000 (30 June 2001: RM568,230,000).

6 DEPOSITS FROM CUSTOMERS

	Unaudited 31 Dec 2001 RM'000	Audited 30 June 2001 RM'000
Demand deposits	8,082,105	7,403,243
Savings deposits	3,190,791	2,944,311
Fixed deposits	24,654,470	27,057,190
Promissory notes	27,188	171,555
Negotiable instruments of deposit	279,041	305,000
	36,233,595	37,881,299

i) The maturity structure of fixed deposits, promissory notes and negotiable instruments of deposit is as follows:

	Unaudited 31 Dec 2001 RM'000	Audited 30 June 2001 RM'000
Due within six months	19,705,583	21,446,159
Six months to one year	4,483,482	4,816,366
One year to three years	730,431	1,247,414
Three years to five years	39,640	23,593
Over five years	1,563	213
	24,960,699	27,533,745

7 DEPOSITS AND PLACEMENTS OF BANKS AND FINANCIAL INSTITUTIONS

	Unaudited 31 Dec 2001 RM'000	Audited 30 June 2001 RM'000
Licensed banks	3,949,060	2,457,625
Licensed finance companies	253,950	228,800
Other financial institutions	1,494,118	1,467,821
	5,697,128	4,154,246

i) The maturity period of the deposits and placements of banks and financial institutions are as follows:

	Unaudited 31 Dec 2001 RM'000	Audited 30 June 2001 RM'000
One year or less	5,286,973	3,213,481
More than one year	410,155	940,765
	5,697,128	4,154,246

8 BORROWINGS

	Unaudited 31 Dec 2001 RM'000	Audited 30 June 2001 RM'000
Secured:		
Revolving credit	220,000	200,000
Term loan	180,000	180,000
Unsecured:		
Revolving credit	311,500	332,000
Term loan	164,392	166,936
6% Redeemable bonds	150,000	150,000
Overdrafts	9	8,682
	1,025,901	1,037,618
Maturity period of borrowings:		
Repayable within one year	695,901	707,618
One year to three years	330,000	330,000
	1,025,901	1,037,618

9 LOAN AND FINANCING LOSS AND PROVISION

	Unaudited 31 Dec 2001 RM'000	Unaudited 31 Dec 2000 RM'000
Provision for commitments and contingencies	-	2,932
Provision for bad and doubtful debts		
- Specific provision (net)	259,853	102,383
- General provision	35,431	39,303
Bad debts		
- recovered	(4,576)	(51,780)
- written off	-	2,062
Provision against amount recoverable from Danaharta		
- Provision for value impairment during the year	43,870	92,867
- Written - back on final settlement	(3,511)	(9,582)
	331,067	178,185

10 TAXATION AND ZAKAT

	Unaudited 31 Dec 2001 RM'000	Unaudited 31 Dec 2000 RM'000
Malaysian income tax	125,247	137,275
Overseas taxation	(799)	7,443
Transfer from deferred taxation	(38,381)	(26,776)
	86,067	117,942
Under provision in prior years	123	-
	86,190	117,942
Zakat	64	93
	86,254	118,035

The effective tax rate for the Group is higher than the statutory tax rate as certain expenses are not deductible for tax purposes and profits made by some subsidiary companies could not be offset against losses incurred by other subsidiary companies.

11 EARNINGS PER SHARE

The basic earnings per share has been calculated by dividing the Group's profit after taxation, zakat, minority interests and INCPS dividends by a subsidiary company of RM80,341,000 (31 December 2000: RM159,797,000) by the weighted average number of ordinary shares of the Company in issue during the financial year of 1,823,468,000 (31 December 2000: 1,823,468,000).

Based on the requirements of MASB 13, conversion of warrants is considered dilutive when they would result in the issue of new ordinary shares for less than the market value of the shares. As the current exercise price of the warrants is higher than market value of the ordinary shares, there is no dilution in the earnings per share.

Company No.

312952	H

RHB CAPITAL BERHAD
(Incorporated in Malaysia)

NOTES TO THE INTERIM FINANCIAL STATEMENTS - 31 DECEMBER 2001 (CONTINUED)

12 COMMITMENTS AND CONTINGENCIES

In the normal course of business, the banking subsidiaries make various commitments and incur certain contingent liabilities with legal recourse to their customers. No material losses are anticipated as a result of these transactions.

As at 31 December 2001, the Company has extended unsecured guarantees totalling RM158,333,000 (30 June 2001: RM223,582,000) for the borrowings of its securities subsidiary companies. As at balance sheet date, RM1,629,000 (30 June 2001: RM Nil) were utilised by subsidiary companies of the Company.

i) Risk Weighted Exposures of the Group

	Unaudited 31 Dec 2001 Principal Amount RM'000	Unaudited 31 Dec 2001 Credit Equivalent Amount * RM'000	Audited 30 June 2001 Principal Amount RM'000	Audited 30 June 2001 Credit Equivalent Amount * RM'000
Direct credit substitutes	3,166,931	3,175,003	2,818,702	2,813,286
Certain transaction related contingent items	1,306,420	653,210	1,393,800	696,900
Short-term self-liquidating trade-related contingencies	712,478	142,495	860,386	172,077
Obligations under underwriting agreements	378,584	189,292	421,931	210,966
Irrevocable commitments to extend credit				
- maturity exceeding one year	2,810,097	1,405,049	2,767,241	1,383,621
- maturity not exceeding one year	19,064,365	-	17,633,085	-
Foreign exchange-related contracts - forward contracts				
- less than one year	3,293,173	52,758	6,492,975	94,722
Interest rate-related contracts				
- less than one year	349,000	288	523,600	377
- one year to less than five years	775,000	14,472	363,000	5,625
Others	568,115	-	703,255	-
	32,424,163	5,632,567	33,977,975	5,377,574

* The credit equivalent amount is arrived at using the credit conversion factor as per BNM's circulars.

Company No.

312952	H

RHB CAPITAL BERHAD
(Incorporated in Malaysia)

NOTES TO THE INTERIM FINANCIAL STATEMENTS – 31 DECEMBER 2001 (CONTINUED)

12 COMMITMENTS AND CONTINGENCIES (CONTINUED)

ii) Off Balance Sheet Financial Instruments

Value of contracts classified by remaining period to maturity/next re-pricing date (whichever is earlier) as at the end of financial period/year ended:

31 December 2001

Items	Principal Amount RM' million	1 month or less RM' million	> 1 - 3 months RM' million	> 3 – 6 months RM' million	> 6 – 12 months RM' million	> 1 – 5 years RM' million	> 5 years RM' million	Margin Requirement RM' million
Foreign exchange related contracts								
- forwards	2,192	840	841	381	130	-	-	-
- swaps	1,087	583	386	108	10	-	-	-
- options	8	2	2	4	-	-	-	-
- others	6	6	-	-	-	-	-	-
Interest rate related contracts								
- forwards	-	-	-	-	-	-	-	-
- futures	701	-	70	106	135	390	-	-
- swaps	423	-	38	-	-	385	-	-
				-				
Total	4,417	1,431	1,337	599	275	775	-	-

30 June 2001

Items	Principal Amount RM' million	1 month or less RM' million	> 1 - 3 months RM' million	> 3 – 6 months RM' million	> 6 – 12 months RM' million	> 1 – 5 years RM' million	> 5 years RM' million	Margin Requirement RM' million
Foreign exchange related contracts								
- forwards	3,805	1,651	1,287	513	354	-	-	-
- swaps	2,634	1,003	840	753	38	-	-	-
- options	3	-	1	2	-	-	-	-
- spot	-	-	-	-	-	-	-	-
- others	51	51	-	-	-	-	-	-
Interest rate related contracts								
- forwards	-	-	-	-	-	-	-	-
- futures	706	-	80	90	266	270	-	235
- swaps	181	23	-	27	38	93	-	-
- options	-	-	-	-	-	-	-	-
Total	7,380	2,728	2,208	1,385	696	363	-	235

12 COMMITMENTS AND CONTINGENCIES (CONTINUED)

ii) Off Balance Sheet Financial Instruments (Continued)

Foreign exchange and interest rate related contracts are subject to market risk and credit risk.

Market risk

Market risk is the potential change in value caused by movements in market rates or prices. The contractual amounts stated above provide only a measure of involvement in these types of transactions and do not represent the amounts subject to market risk. Exposure to market risk may be reduced through offsetting on and off-balance sheet positions. As at the balance sheet date, the amount of contracts which were not hedged, and hence exposed to market risk was RM596,592,000 (30 June 2001: RM658,666,000).

Credit risk

Credit risk arises from the possibility that a counterparty may be unable to meet the terms of a contract in which the Group has a gain position. As at the balance sheet date, the amounts of credit risk, measured in terms of the cost to replace the profitable contracts, was RM19,089,000 (30 June 2001: RM21,875,000). This amount will increase or decrease over the lives of the contracts, mainly as a function of maturity dates and market rates or prices.

RHB Bank has also given a continuing guarantee to BNM to meet the liabilities and financial obligations and requirements of its subsidiary, RHB Bank (L) Ltd., arising from offshore banking business in the Federal Territory of Labuan.

Company No.

312952	H

RHB CAPITAL BERHAD
(Incorporated in Malaysia)

NOTES TO THE INTERIM FINANCIAL STATEMENTS – 31 DECEMBER 2001 (CONTINUED)

13 SEGMENT ANALYSIS

The segment analysis of the Group is as follows:

a) By industry segment

Unaudited Six Months Ended 31 December 2001	Operating Revenue RM'000	Profit/(Loss) Before Interest, Taxation and Zakat RM'000	Assets Employed RM'000
Commercial banking	1,358,127	177,717	48,464,456
Merchant banking	120,438	48,773	3,920,693
Finance and leasing	105,181	44,367	2,326,128
Securities and asset management	31,438	(6,775)	299,982
Insurance	16,060	9,610	136,846
Unit trust	4,898	901	5,428
Investment holding and others	23,784	11,122	969,908
Subtotal	1,659,926	285,715	56,123,441
Associated company	-	496	32,449
Goodwill	-	(7,920)	272,803
	1,659,926	278,291	56,428,693
Less: Interest expense	-	(27,895)	-
Operating revenue	1,659,926		
Profit before taxation and zakat		250,396	
Assets employed			56,428,693

Unaudited Six Months Ended 31 December 2000	Operating Revenue RM'000	Profit/(Loss) Before Interest, Taxation and Zakat RM'000	Assets Employed RM'000
Commercial banking	1,485,006	332,919	49,460,003
Merchant banking	108,884	50,701	2,485,768
Finance and leasing	49,994	26,351	2,401,956
Securities and asset management	46,641	(4,336)	339,377
Insurance	8,890	4,035	88,538
Unit trust	5,579	874	22,190
Investment holding and others	19,294	23,680	905,484
Subtotal	1,724,288	434,224	55,703,316
Associated company	-	(3,728)	49,384
Goodwill	-	(5,260)	292,752
	1,724,288	425,236	56,045,452
Less: Interest expense	-	(32,171)	-
Operating revenue	1,724,288		
Profit before taxation and zakat		393,065	
Assets employed			56,045,452

13 SEGMENT ANALYSIS (CONTINUED)

b) By geographical segment

Unaudited Six Months Ended 31 December 2001	Operating Revenue RM'000	Profit/(Loss) Before Interest, Taxation and Zakat RM'000	Assets Employed RM'000
Malaysia	1,656,699	292,290	55,903,715
Outside Malaysia	3,227	(6,575)	219,726
Subtotal	1,659,926	285,715	56,123,441
Associated company	-	496	32,449
Goodwill	-	(7,920)	272,803
	1,659,926	278,291	56,428,693
Less: Interest expense	-	(27,895)	-
Operating revenue	1,659,926		
Profit before taxation and zakat		250,396	
Assets employed			56,428,693

Unaudited Six Months Ended 31 December 2000	Operating Revenue RM'000	Profit/(Loss) Before Interest, Taxation and Zakat RM'000	Assets Employed RM'000
Malaysia	1,703,733	441,856	55,182,030
Outside Malaysia	20,555	(7,632)	521,286
Subtotal	1,724,288	434,224	55,703,316
Associated company	-	(3,728)	49,384
Goodwill	-	(5,260)	292,752
	1,724,288	425,236	56,045,452
Less: Interest expense	-	(32,171)	-
Operating revenue	1,724,288		
Profit before taxation and zakat		393,065	
Assets employed			56,045,452

The Group's activities are principally conducted in Malaysia.

Company No.

312952	H

RHB CAPITAL BERHAD
(Incorporated in Malaysia)

NOTES TO THE INTERIM FINANCIAL STATEMENTS - 31 DECEMBER 2001 (CONTINUED)

14 PROPOSED GROUP RESTRUCTURING SCHEME

Further to the announcement by the Company's holding company, Rashid Hussain Berhad ('RHB') on 23 April 2001 in relation to the approval of the Minister of Finance ('MOF') via Bank Negara Malaysia ('BNM') for RHB to enter into negotiations with Utama Banking Group Berhad ('UBG') for the proposed merger of the RHB and UBG banking groups, Arab-Malaysian Merchant Bank Berhad ('Arab-Malaysian'), on behalf of RHB, the Company and RHB Sakura ('RHB Group' or 'Group') announced on 20 March 2002, the successful conclusion of the negotiations leading to the execution of the relevant conditional agreements for the proposed merger as well as the proposed group restructuring scheme of the RHB Group ('Proposed Group Restructuring Scheme'). The Proposed Group Restructuring Scheme, which has been approved by the MOF via letters dated 11 March 2002 and 12 March 2002 from BNM to RHB and approved by the respective Board of Directors of RHB, the Company, RHB Bank Berhad ('RHB Bank') and RHB Sakura, involves the following proposals as set out below:-

(i) Proposed Acquisition of Bank Utama (Malaysia) Berhad ('Bank Utama') and Proposed Merger of Bank Utama with RHB Bank

On 20 March 2002, RHB, RHB Bank, Cahya Mata Sarawak Berhad and UBG entered into a conditional sale and purchase agreement for the proposed acquisition of the entire equity interest of Bank Utama comprising 800,000,000 ordinary shares of RM1.00 each by RHB Bank from UBG based on 2.0 times the adjusted Net Tangible Assets ('NTA') value of Bank Utama as at the last day of the calendar month preceding the fulfilment of all the conditions precedent.

The purchase consideration is proposed to be satisfied by RHB on behalf of RHB Bank through the issuance of new RHB Irredeemable Convertible Unsecured Loan Stocks-A ('RHB ICULS-A'), new RHB Irredeemable Convertible Unsecured Loan Stocks-B ('RHB ICULS-B') and cash. The amount due and owing by RHB Bank to RHB will be repaid through the proposed issuance of an equivalent amount of Tier-II RHB Bank subordinated-debt to RHB, the actual amount of which will be determined upon finalization of the purchase consideration following a due diligence exercise ('Proposed Acquisition of Bank Utama'). Based on the latest available audited NTA of Bank Utama of RM800 million as at 31 December 2000, the indicative purchase consideration for the Proposed Acquisition of Bank Utama is RM1.6 billion.

The RHB ICULS-A to be issued to UBG pursuant to the Proposed Acquisition of Bank Utama shall be offered to all the shareholders of RHB by UBG by way of a restricted offer for sale on a renounceable basis after the completion of the Proposed Acquisition of Bank Utama on the basis of one (1) RHB ICULS-A for every one (1) existing RHB share held as at an entitlement date to be determined ('Proposed Restricted Offer For Sale').

Upon completion of the Proposed Acquisition of Bank Utama, RHB Bank will merge the commercial banking business of Bank Utama with RHB Bank.

14 PROPOSED GROUP RESTRUCTURING SCHEME (CONTINUED)

(ii) Proposed Transfer and Acquisition of RHB Leasing Sdn Bhd ('RHB Leasing') and RHB Capital Properties Sdn Bhd ('RHBCP')

a) On 20 March 2002, RHB Delta Finance Berhad ('RHB Delta Finance'), a wholly-owned subsidiary of RHB Bank entered into a conditional share sale agreement with the Company and CDIB (collectively referred to as 'Vendors') for the proposed transfer of the 70% equity interest in RHB Leasing comprising 7,000,000 ordinary shares of RM1.00 each from the Company to RHB Delta Finance and proposed acquisition of 30% equity interest in RHB Leasing comprising 3,000,000 ordinary shares of RM1.00 each by RHB Delta Finance from China Development Industrial Bank Inc. ('CDIB') for a total cash consideration based on 1.1 times the audited NTA value of RHB Leasing as at the last day of the calendar month preceding the date of fulfilment of all the conditions precedent. ('Proposed Transfer of RHB Leasing' and 'Proposed Acquisition of 30% Equity Interest in RHB Leasing' respectively).

Based on the audited NTA of RHB Leasing as at 30 June 2001 of approximately RM100.3 million, the indicative cash consideration for the Proposed Transfer of RHB Leasing and the Proposed Acquisition of 30% Equity Interest in RHB Leasing are approximately RM77.2 million and RM33.1 million respectively.

b) On 20 March 2002, the Company and RHB Bank entered into a conditional share sale agreement for the proposed transfer of the entire equity interest in RHBCP comprising 21,800,000 ordinary shares of RM1.00 each from the Company to RHB Bank based on 1.0 time the audited NTA value of RHBCP as at the last day of the calendar month preceding the date of fulfilment of all the conditions precedent. Based on the audited NTA value of RHBCP of RM29.2 million as at 30 June 2001, the indicative transfer consideration shall be RM29.2 million of which indicatively RM16.7 million is proposed to be satisfied through the assumption by RHB Bank of an existing inter-company debt owing by the Company to RHBCP and the balance by cash.

(iii) Proposed Scheme of Arrangement to privatise RHB Sakura

Proposed privatisation of RHB Sakura via a scheme of arrangement pursuant to Sections 176 and 178 of the Companies Act, 1965 whereby the Company will acquire the remaining 165,888,605 ordinary shares of RM1.00 each (not held by the Company) representing 49% equity interest in RHB Sakura for a consideration of RM4.00 per RHB Sakura share to be satisfied through RM2.00 in cash and the proposed issuance of RM2.00 nominal amount of redeemable unsecured bonds in the Company for every one (1) RHB Sakura share acquired ('Proposed SOA').

(iv) Proposed Acquisition of Straits Asset Holdings Sdn Bhd ('SAHSB') and Proposed Transfer of Securities and Securities Related Business Entities

a) On 20 March 2002, RHB Marketing Services Sdn Bhd ('RHB Marketing Services') a wholly-owned subsidiary of the Company, G.K. Goh Holdings Ltd ('G.K. Goh') and the Company entered into a conditional sale of shares agreement for the proposed acquisition of the remaining 37% equity interest in SAHSB comprising 16,667,000 ordinary shares of RM1.00 each by RHB Marketing from G.K. Goh for a cash consideration based on 1.4 times of 37% of the audited NTA value of SAHSB and its subsidiaries ('SAHSB Group') as at the last day of the calendar month preceding the date of fulfilment of all the conditions precedent to be paid in cash by the Company on behalf of RHB Marketing Services to G.K. Goh ('Proposed Acquisition of SAHSB'). SAHSB will become a wholly-owned subsidiary company of RHB Marketing Services upon completion of the Proposed Acquisition of SAHSB.

14 PROPOSED GROUP RESTRUCTURING SCHEME (CONTINUED)

(iv) Proposed Acquisition of Straits Asset Holdings Sdn Bhd ('SAHSB') and Proposed Transfer of Securities and Securities Related Business Entities (continued)

Based on the audited NTA of the SAHSB Group as at 30 June 2001 of RM95.3 million, the indicative cash purchase consideration for the Proposed Acquisition of SAHSB shall be RM49.4 million.

It is intended that the stockbroking business of Straits Securities Sdn Bhd (which is a wholly-owned subsidiary of SAHSB) will be merged with the stockbroking business of Rashid Hussain Securities Sdn Bhd subsequent to the completion of the Proposed Acquisition of SAHSB.

b) The Company proposes to enter into a conditional sale and purchase agreement to transfer its securities and securities related business entities ('Securities Companies') to RHB Sakura (which would have become a wholly-owned subsidiary of the Company upon completion of the Proposed SOA) based on 1.0 time to 1.5 times the audited NTA value of the respective entities as at the last day of the calendar month preceding the date of fulfilment of all the conditions precedent. RHB Sakura proposes to satisfy the transfer consideration through the proposed issuance of RM165 million RHB Sakura Tier II subordinated-debt ('RHB Sakura Sub-Debt') and the balance by cash.

(v) Proposed Voluntary Partial Offer by RHB

On 8 February 2002, Arab-Malaysian on behalf of RHB submitted an application ('VO Application') to seek the approval of the SC for RHB's proposal to undertake a voluntary partial take-over offer to increase its equity interest in shares and warrants of the Company to up to a maximum of 75% through the acquisition of up to an additional 19.6% and 54.5% of the Company's shares and warrants outstanding respectively ('Proposed Voluntary Partial Offer') prior to the completion of the Proposed Acquisition of Bank Utama. The consideration for the Proposed Voluntary Partial Offer is proposed to be satisfied by the issuance of new RHB shares and new RHB ICULS-B. In the VO Application, Arab-Malaysian on behalf of RHB, sought the approval of the SC for, *inter-alia*, a waiver from complying with the requirement of the Malaysian Code on Take-overs and Mergers, 1998 ('Code') to serve the notice of voluntary partial offer ('Notice') to the Board of Directors of the Company upon announcement of the Proposed Voluntary Partial Offer.

In its letters dated 4 March 2002 and 13 March 2002, the SC approved the Proposed Voluntary Partial Offer and RHB's application for a waiver to serve the Notice upon announcement of the Proposed Voluntary Partial Offer as mentioned above. In this respect, RHB will serve the Notice to the Board of Directors of the Company upon the receipt of the following:-

(a) the last requisite authorities' approval for the Proposed Group Restructuring Scheme; and

(b) the approval for the Proposed Voluntary Partial Offer from the shareholders of RHB.

14 PROPOSED GROUP RESTRUCTURING SCHEME (CONTINUED)

(v) Proposed Voluntary Partial Offer by RHB (continued)

The SC's approval for the Proposed Voluntary Partial Offer is subject to the condition that RHB makes full disclosure in the offer document to be dispatched to the Company's shareholders in respect of the effect of the Proposed Group Restructuring Scheme and the proposed disposals by Malaysian Resources Corporation Berhad ('MRCB') and Tan Sri Dato Abdul Rashid Hussain of their stakes in RHB to UBG, on the shareholding structure of RHB and the Company.

The new RHB shares to be issued pursuant to the Proposed Voluntary Partial Offer will not be entitled to the Proposed Restricted Offer for Sale of the RHB ICULS-A by UBG.

The Board of RHB has proposed the following indicative terms for the Proposed Voluntary Partial Offer:-

- one (1) new RHB share of RM1.00 each and RM1.00 nominal amount of new RHB ICULS-B for every one (1) RHB Capital share held; and
- seven (7) new RHB shares of RM1.00 each for every twenty (20) RHB Capital warrants held.

The final terms of the Proposed Voluntary Partial Offer including the issue price and the number of new RHB shares and new RHB ICULS-B to be issued as consideration will be determined by the Board of RHB at a later stage, prior to the serving of the Notice to the Board of Directors of the Company and after taking into account the then prevailing market prices.

(vi) Proposed Repayment of Borrowings by RHB and the Company

Proposed repayment of the RHB Group's borrowings comprising:-

(i) RM1.0 billion by RHB consisting of RHB's existing outstanding RM800 million nominal value of 2.5% per annum redeemable secured bonds and RM200 million of its short term borrowings; and

(ii) RM200 million of its short term borrowings by the Company,

upon the completion of the Proposed Group Restructuring Scheme.

(vii) Abortion of the previous Proposed Restructuring Scheme

With regard to the announcements dated 25 September 2000 and 6 December 2000 wherein Arab-Malaysian on behalf of the RHB Group announced the details of the Group's previous proposed restructuring scheme ('Previous Scheme'), Arab-Malaysian also announce on 20 March 2002 that the Board of Directors of RHB, RHB Capital and RHB Sakura had on 5 February 2002, 7 February 2002 and 8 February 2002 respectively passed the relevant Board resolutions to abort the Previous Scheme.

15 MATERIAL LITIGATION

On 19 October 2001, the Company announced that a Writ of Summons has been filed at the High Court of Malaya in Kuala Lumpur against Carta Bintang Sdn Bhd ('CBSB'), the vendor of SJ Securities Sdn Bhd ('SJ Securities'), for the recovery of the deposit paid by the Company pursuant to the sale of shares agreement dated 7 November 2000 between CBSB and the Company for the sale and purchase of shares in SJ Securities. On 8 November 2001, the Company further announced that the sealed Writ of Summons was served on the solicitors for CBSB on 7 November 2001.

On 29 November 2001, the Company announced that the Defence and Counterclaim of CBSB was served on the Company's solicitors on 26 November 2001. The overall amount claimed by CBSB in the Counterclaim is RM258,688,153.42 together with interest thereon and costs. The Company filed its Reply to the Defence and a Defence to the Counterclaim on 19 December 2001.

The Group does not have any material litigation, which in the opinion of the directors would have a material adverse effect on the financial results of the Group.

16 COMPARATIVE FIGURES

The following comparative figures have been reclassified and modified to conform with the current period's presentation.

Based on BNM's circular dated 31 July 2001 on Accounting treatment for loans sold to Cagamas with recourse, loans sold to Cagamas with recourse will no longer be deducted from gross loans and advances. Proceeds from the sale of the loans are to reclassified to the liability side of the balance sheet. The Group figure are restated as follows:

As at 30 June 2001	As previously reported RM'000	Reclassification RM'000	As restated RM'000
Assets			
Loans, advances and financing	38,129,922	276,796	38,406,718
Other assets	959,506	19,414	978,920
Liabilities			
Amount due to Cagamas	-	280,432	280,432
Other liabilities	843,282	15,778	859,060
Commitments and contingencies	34,277,821	(299,846)	33,977,975

Company No.

312952	H

RHB CAPITAL BERHAD
(Incorporated in Malaysia)

STATEMENT BY DIRECTORS

We, Tan Sri Dato' Abdul Rashid Hussain and Chong Kin Leong, being two of the directors of RHB Capital Berhad state that, in the opinion of the directors, the interim financial statements set out in pages 1 to 23 are drawn up so as to give a true and fair view of the state of affairs of the Group as at 31 December 2001 and of the results and cash flows of the Group for the financial period ended on that date in accordance with the applicable approved accounting standards in Malaysia and Bank Negara Malaysia Guidelines.

On behalf of the Board

TAN SRI DATO' ABDUL RASHID HUSSAIN
EXECUTIVE CHAIRMAN

CHONG KIN LEONG
DIRECTOR

Kuala Lumpur

SCHEDULE 4

Part 3—Bank Utama historical audited consolidated annual financial statements for the fiscal years ended 31 December 2000 and 2001

Company No.

27714	A

BANK UTAMA (MALAYSIA) BERHAD
(Incorporated in Malaysia)

REPORTS AND FINANCIAL STATEMENTS

31 DECEMBER 2001

0071A2/nm

Company No.	
27714	A

BANK UTAMA (MALAYSIA) BERHAD
(Incorporated in Malaysia)

REPORTS AND FINANCIAL STATEMENTS

31 DECEMBER 2001

CONTENTS

Company No.

27714	A

BANK UTAMA (MALAYSIA) BERHAD
(Incorporated in Malaysia)

DIRECTORS' REPORT

The Directors are pleased to submit their report together with the audited financial statements of the Bank for the financial year ended 31 December 2001.

PRINCIPAL ACTIVITIES

The Bank is principally engaged in all aspects of commercial banking business and in the provision of related financial services which also include Islamic banking business. The principal activities of the subsidiaries are disclosed in Note 9 to the financial statements.

There was no significant change in the nature of these principal activities during the financial year.

RESULTS

	RM'000
Net profit for the financial year	18,916

DIVIDENDS

No dividend has been paid or declared by the Bank since the end of the previous financial year.

The Directors do not recommend the payment of any dividend for the financial year ended 31 December 2001.

BUSINESS PLAN AND STRATEGIES

The Bank is very committed to increase its loan base in order to dilute the impact of the existing amount of non-performing loans currently in our books. This is to be achieved by aggressive marketing and launching of new competitive retail and corporate banking products and services.
With the increase in loan base, the Bank will strive to increase its deposits in order to fund the increasing assets. Garnering of retail deposit is to be attained through aggressive promotional campaign.

Focus on Treasury activities will be enhanced since Treasury is still expected to remain a major contributor to the Bank's profit for 2002.

OUTLOOK FOR 2002

Interest rates are expected to remain stable with a slight decline in 2002 which will therefore encourage lending. The economic conditions are expected to remain stable within Malaysia with a domestic consumptions stabilising. The US and European economic recoveries are expected to begin in the 2nd quarter of 2002 which may trigger a renewed demand for our export and subsequently increased demand for credit facilities.

Company No.

27714	A

BANK UTAMA (MALAYSIA) BERHAD
(Incorporated in Malaysia)

RESERVES AND PROVISIONS

All material transfers to or from reserves or provisions during the financial year are shown in the financial statements.

DIRECTORS

The Directors who have held office during the period since the date of the last report are as follows:

Tan Sri Datuk Amar Mohammed Jemuri Bin Serjan
Temenggong Dato Sri Tai Sing Chii
Dato' Haji Mohamad Taha Bin Ariffin
Sulaiman Abdul Rahman Taib
Nik Hashim Bin Nik Yusoff
Vaseehar Hassan Bin Abdul Razack
Haji Onn Bin Haji Abdullah

In accordance with Articles 77 and 78 of the Bank's Articles of Association, Sulaiman Abdul Rahman Taib and Dato' Haji Mohamad Taha Bin Ariffin retire from the Board at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

In accordance with Section 129(2) of the Companies Act, 1965, Tan Sri Datuk Amar Mohammed Jemuri Bin Serjan and Temenggong Dato Sri Tai Sing Chii retire and seek re-appointment as Directors under Section 129(6) of the said Act to hold office until the next Annual General Meeting of the Bank.

DIRECTORS' BENEFITS

During and at the end of the financial year, no arrangements subsisted to which the Bank is a party, being arrangements with the object or objects of enabling Directors of the Bank to acquire benefits by means of the acquisition of shares in, or debentures of, the Bank or any other body corporate.

Since the end of the previous financial year, no Director has received or become entitled to receive any benefit (other than the Directors' remuneration as disclosed in the financial statements) by reason of a contract made by the Bank or a related corporation with the Director or with a firm of which the Director is a member, or with a company in which the Director has a substantial financial interest.

Company No.

27714	A

BANK UTAMA (MALAYSIA) BERHAD
(Incorporated in Malaysia)

DIRECTORS' REPORT (CONTINUED)

DIRECTORS' INTERESTS

According to the register of Directors' shareholdings, particulars of interests of Directors who held office at the end of the financial year in shares and warrants of its related corporations are as follows:

	Number of ordinary shares of RM1 each			
	As at 1.1.2001	Bought	Sold	As at 31.12.2001
Cahya Mata Sarawak Berhad (Ultimate holding company)				
Temenggong Dato Sri Tai Sing Chii	10,000	-	-	10,000
Sulaiman Abdul Rahman Taib	29,465,086	-	1#	29,465,085
Utama Banking Group Berhad (Holding company)				
Tan Sri Datuk Amar Mohammed Jemuri Bin Serjan	932,000	-	-	932,000
Temenggong Dato Sri Tai Sing Chii				
- direct	2,225,705	-	-	2,225,705
- indirect	3,280,000	-	-	3,280,000
Dato' Haji Mohamad Taha Bin Ariffin				
- direct	8,000	-	-	8,000
- indirect	1,000	-	-	1,000
Nik Hashim Bin Nik Yusoff	8,000	-	-	8,000
Vaseehar Hassan Bin Abdul Razack	786,000	-	-	786,000
Haji Onn Bin Haji Abdullah	101,333	-	-	101,333

\# Transferred to the Ministry of Finance

DIRECTORS' INTERESTS (CONTINUED)

	Number of Warrants of RM1 each				
	As at 1.1.2001	Bought	Sold	Exercised	As at 31.12.2001
Cahya Mata Sarawak Berhad (Ultimate holding company)					
Sulaiman Abdul Rahman Taib	11,760,034	-	Matured	-	-
Vaseehar Hassan Bin Abdul Razack	8,000	-	Matured	-	-

Other than as disclosed, none of the other Directors held any interest in shares in the Bank and its related corporations during the financial year.

BAD AND DOUBTFUL DEBTS AND FINANCING

Before the income statement and balance sheet of the Bank were made out, the Directors took reasonable steps to ascertain that proper action had been taken in relation to the writing off of bad debts and financing and the making of provision for doubtful debts and financing, and satisfied themselves that all known bad debts and financing had been written off and that adequate provision had been made for doubtful debts and financing.

At the date of this report, the Directors are not aware of any circumstances which would render the amount written off for bad debts and financing, or the amount of the provision for doubtful debts and financing in the financial statements of the Bank inadequate to any substantial extent.

CURRENT ASSETS

Before the income statement and balance sheet of the Bank were made out, the Directors took reasonable steps to ensure that any current assets, other than debts and financing, which were unlikely to realise in the ordinary course of business their values as shown in the accounting records of the Bank had been written down to an amount which they might be expected so to realise.

At the date of this report, the Directors are not aware of any circumstances which would render the values attributed to the current assets in the financial statements of the Bank misleading.

VALUATION METHODS

At the date of this report, the Directors are not aware of any circumstances which have arisen which render adherence to the existing method of valuation of assets or liabilities of the Bank misleading or inappropriate.

Company No.

27714	A

BANK UTAMA (MALAYSIA) BERHAD
(Incorporated in Malaysia)

DIRECTORS' REPORT (CONTINUED)

CONTINGENT AND OTHER LIABILITIES

At the date of this report, there does not exist:

(a) any charge on the assets of the Bank which has arisen since the end of the financial year which secures the liabilities of any other person; or

(b) any contingent liability of the Bank which has arisen since the end of the financial year other than those arising from the ordinary course of banking business.

No contingent or other liability of the Bank has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the Directors, will or may substantially affect the ability of the Bank to meet its obligations when they fall due.

CHANGE OF CIRCUMSTANCES

At the date of this report, the Directors are not aware of any circumstances not otherwise dealt with in this report or the financial statements of the Bank, which would render any amount stated in the financial statements misleading.

ITEMS OF AN UNUSUAL NATURE

In the opinion of the Directors:

(a) the results of the operations of the Bank for the financial year were not substantially affected by any item, transaction or event of a material and unusual nature.

(b) there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely to affect substantially the results of the operations of the Bank for the financial year in which this report is made.

SIGNIFICANT EVENTS DURING THE FINANCIAL YEAR

Significant events during the financial year are disclosed in Note 32 to the financial statements.

EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

Events subsequent to the balance sheet date are disclosed in Note 34 to the financial statements.

Company No.

27714	A

BANK UTAMA (MALAYSIA) BERHAD
(Incorporated in Malaysia)

DIRECTORS' REPORT (CONTINUED)

RATINGS BY EXTERNAL AGENCY

The Bank is rated by Rating Agency Malaysia Berhad and the ratings were reaffirmed in August 2001 as follows:

Long term : BBB_2
Short term : P_2

HOLDING AND ULTIMATE HOLDING COMPANIES

The Directors regard Utama Banking Group Berhad and Cahya Mata Sarawak Berhad, as the holding company and ultimate holding company of the Bank respectively, both of which are incorporated in Malaysia.

AUDITORS

The auditors, PricewaterhouseCoopers, have expressed their willingness to continue in office.

Signed on behalf of the Board of Directors in accordance with their resolution.

TAN SRI DATUK AMAR MOHAMMED JEMURI BIN SERJAN
DIRECTOR

NIK HASHIM BIN NIK YUSOFF
DIRECTOR

Kuching

Company No.

27714	A

BANK UTAMA (MALAYSIA) BERHAD

(Incorporated in Malaysia)

BALANCE SHEET AS AT 31 DECEMBER 2001

	Note	2001 RM'000	2000 RM'000
ASSETS			
Cash and short-term funds	2	43,884	87,666
Deposits and placements with financial institutions	3	1,282,296	685,694
Dealing securities	4	865,635	-
Investment securities	5	1,304,251	1,310,472
Loans, advances and financing	6	4,849,265	4,169,693
Other assets	7	62,047	39,051
Statutory deposit with Bank Negara Malaysia	8	274,480	155,800
Investment in subsidiaries	9	2,310	2,310
Investment in an associate	10	3,315	3,315
Property, plant and equipment	11	22,684	25,019
TOTAL ASSETS		8,710,167	6,479,020
LIABILITIES AND SHAREHOLDER'S FUNDS			
Deposits from customers	12	6,951,964	4,738,612
Deposits and placements of banks and other financial institutions	13	370,085	379,871
Bills and acceptances payable		220,920	203,940
Amount due to Cagamas Berhad		161,245	169,890
Other liabilities	14	99,461	93,837
Provision for taxation and zakat		159	5,453
Term loan	15	87,400	87,400
Total Liabilities		7,891,234	5,679,003
Share capital	16	800,000	800,000
Reserves	17	18,933	17
Total Shareholders' Funds		818,933	800,017
TOTAL LIABILITIES AND SHAREHOLDER'S FUNDS		8,710,167	6,479,020
COMMITMENTS AND CONTINGENCIES	27	2,748,980	2,741,775

Company No.	
27714	A

BANK UTAMA (MALAYSIA) BERHAD
(Incorporated in Malaysia)

INCOME STATEMENT
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001

	Note	2001 RM'000	2000 RM'000
Interest income	18	396,661	328,845
Interest expense	19	(194,860)	(140,052)
Net interest income		201,801	188,793
Income from Islamic Banking operations	35(j)	20,861	9,604
		222,662	198,397
Loan and financing loss and provision	20	(188,593)	(29,211)
		34,069	169,186
Non-interest income	21	83,545	51,232
Net income		117,614	220,418
Overhead expenses	22	(98,539)	(95,910)
Profit before taxation and zakat		19,075	124,508
Taxation	24	-	(6,101)
Zakat		(159)	(83)
Net profit for the financial year		18,916	118,324
Earnings per share (sen)			
- Basic/diluted	25	2.4	14.8

Company No.

27714	A

BANK UTAMA (MALAYSIA) BERHAD
(Incorporated in Malaysia)

STATEMENT OF CHANGES IN EQUITY
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001

	Share capital RM'000	Non-distributable Statutory reserve RM'000	Accumulated losses RM'000	Total RM'000
At 1.1.2000	800,000	142,868	(261,175)	681,693
Profit for the financial year	-	-	118,324	118,324
Transfer to statutory reserve	-	59,163	(59,163)	-
At 31.12.2000	800,000	202,031	(202,014)	800,017
At 1.1.2001	800,000	202,031	(202,014)	800,017
Profit for the financial year	-	-	18,916	18,916
Transfer to statutory reserve	-	9,459	(9,459)	-
At 31.12.2001	800,000	211,490	(192,557)	818,933

Company No.

27714	A

BANK UTAMA (MALAYSIA) BERHAD
(Incorporated in Malaysia)

CASH FLOW STATEMENT
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001

	2001 RM'000	2000 RM'000
OPERATING ACTIVITIES		
Net profit for the financial year	18,916	118,324
Adjustments for:		
Bad debts and financing written off	3,597	3,544
Property, plant and equipment		
- depreciation	9,017	9,105
- net gain on disposal	(194)	(512)
- written off	30	79
Gross dividends from investment securities	(305)	(129)
Gross dividends from an associate	(994)	(332)
Net gain from disposal of investment securities	(16,725)	(15,363)
Net interests suspended	112,464	91,699
Provision for amount recoverable from Danaharta	553	553
Provision for bad & doubtful debts and financing	185,828	32,454
Provision made/(write back of provision) for diminution in value of investment securities	426	(6,008)
Unrealised (gain)/loss on foreign exchange	(766)	1,489
Amortisation of premium less accretion of discount	(13,352)	(22,325)
Provision for staff retirement benefits	3,514	2,709
Taxation and zakat	159	6,184
Operating profit before working capital changes	302,168	(221,471)
(Increase)/decrease in operating assets:		
Deposits and placements with financial institutions	(596,602)	(286,736)
Dealing securities	(865,635)	-
Loans, advances and financing	(981,461)	(344,012)
Other assets	(23,549)	14,881
Statutory deposits with Bank Negara Malaysia	(118,680)	57,440
Increase/(decrease) in operating liabilities:		
Deposits from customers	2,213,352	431,352
Deposits and placements of banks and other financial institutions	(9,786)	29,613
Bills and acceptances payable	16,980	(34,229)
Amount due to Cagamas Berhad	(8,645)	47,041
Other liabilities	2,843	1,779
Cash (used in)/generated from operations	(69,015)	138,600
Income tax paid	(5,395)	-
Staff retirement benefits paid	(311)	(1,003)
Zakat paid	-	(89)
Net cash (used in)/generated from operating activities	(74,721)	137,508

Company No.

27714	A

BANK UTAMA (MALAYSIA) BERHAD
(Incorporated in Malaysia)

CASH FLOW STATEMENT
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001 (CONTINUED)

	Note	2001 RM'000	2000 RM'000
INVESTING ACTIVITIES			
Net sale/(purchase) of investment securities		35,872	(41,437)
Purchase of property, plant and equipment		(6,716)	(7,464)
Proceeds from disposal of property, plant and equipment		198	597
Net dividends received from investment securities		305	125
Net dividends received from associate		936	332
Net cash from/(used in) investing activities		30,595	(47,847)
FINANCING ACTIVITIES			
Repayment of term loan		-	(64,600)
Net cash used in financing activities		-	(64,600)
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		(44,126)	(25,061)
CURRENCY TRANSLATION DIFFERENCE		344	205
CASH AND CASH EQUIVALENTS AT BEGINNING OF FINANCIAL YEAR		87,666	62,400
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL YEAR	2	43,884	87,666

BANK UTAMA (MALAYSIA) BERHAD
(Incorporated in Malaysia)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - 31 DECEMBER 2001

The following accounting policies have been used consistently in dealing with items which are considered material in relation to the financial statements.

A BASIS OF PREPARATION

The financial statements of the Bank have been prepared under the historical cost convention, except as disclosed in this summary of significant accounting policies. The financial statements comply with the applicable approved accounting standards in Malaysia, Bank Negara Malaysia's guidelines and comply with the provisions of the Companies Act, 1965.

These financial statements incorporate those activities relating to Islamic Banking Business which have been undertaken by the Bank. Islamic Banking Business refers generally to the acceptance of deposits and granting of financing under the Syariah principles.

B CONSOLIDATED FINANCIAL STATEMENTS

In accordance with Paragraph 5(4)(a), of the Ninth Schedule of the Companies Act, 1965 and Paragraph 8 of MASB 11, Consolidated Financial Statements and Investments in Subsidiaries, consolidated financial statements have not been prepared as the Bank is a wholly owned subsidiary company of Utama Banking Group Berhad which is incorporated in Malaysia and consolidated financial statements are prepared by Utama Banking Group Berhad.

The address of the registered office of Utama Banking Group Berhad is Lot 363, Jalan Kulas, 93400 Kuching, Sarawak.

C RECOGNITION OF INTEREST INCOME

Interest income is recognised on an accrual basis. Interest income on housing and term loans is recognised on monthly rest basis. Interest income on hire purchase and leasing transactions is recognised on the sum-of-digits method. Income from Islamic Banking Operations is recognised on an accrual basis in accordance with the principles of Syariah.

Where an account is classified as non-performing, recognition of interest income is suspended and clawed back to day one until it is realised on a cash basis. Customers' accounts are classified as non-performing where repayments are in arrears for six months and more for loans, overdrafts, hire purchase accounts, leasing and advances and three months after maturity date for trade bills, bankers' acceptances and trust receipts.

The Bank's policy on suspension of interest income is in conformity with the minimum requirements of Bank Negara Malaysia's "Guideline on the Classification of Non-Performing Loans and Provision for Substandard, Bad and Doubtful Debts, BNM/GP3 (revised) ".

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
- 31 DECEMBER 2001 (CONTINUED)

D RECOGNITION OF FEES AND OTHER INCOME

Loan arrangement fees and commissions are recognised as income when all conditions precedent are fulfilled.

Commitment fees and guarantee fees which are material are recognised as income based on time apportionment.

Dividends from dealing and investment securities are recognised when received.

E PROVISION FOR BAD AND DOUBTFUL DEBTS AND FINANCING

Specific provisions are made for doubtful debts and financing based on management's evaluation of the collectibility and the status of the loans, advances and financing and their related underlying securities, which have been individually reviewed and specifically identified as sub-standard, doubtful or bad.

A general provision based on a percentage of the loan and financing portfolio net of interest-in-suspense and specific provision for bad and doubtful debts is also maintained to cover possible losses which are not specifically identified.

An uncollectible loan and financing or portion of a loan and financing classified as bad is written off after taking into consideration the realisable value of collateral, if any, when in the judgement of the management, there is no prospect of recovery.

The Bank's policy on provision for substandard, doubtful and bad debts and financing is in conformity with the minimum requirements of Bank Negara Malaysia's "Guideline on the Classification of Non-Performing Loans and Provision for Substandard, Bad and Doubtful Debts, BNM/GP3 (revised)", with such modifications and exceptions as determined by Bank Negara Malaysia.

F REPURCHASE AGREEMENTS

Securities purchased under resale agreements are securities which the Bank had purchased with a commitment to resell at future dates. The commitment to resell the securities is reflected as an asset on the balance sheet.

Conversely, obligations on securities sold under repurchase agreements are securities which the Bank had sold from its portfolio, with a commitment to repurchase at future dates. Such financing transactions and the obligations to repurchase the securities are reflected as a liability on the balance sheet.

G DEALING SECURITIES

Dealing securities are marketable securities that are acquired and held with the intention of resale in the short term, and are stated at the lower of cost and market value.

Transfers, if any, between dealing and investment securities are made at the lower of cost and market value.

H INVESTMENT SECURITIES

Investment securities are securities that are acquired and held for yield or capital growth or to meet minimum liquid assets requirement pursuant to Section 38 of the Banking and Financial Institutions Act, 1989, and are usually held to maturity.

Malaysian Government securities, Malaysian Government Investment Certificates, Malaysian Government Treasury bills, Cagamas bonds, other Government securities, Government guaranteed and Bank Guaranteed Private Debt securities held for investment are stated at cost adjusted for amortisation of premium or accretion of discount to maturity date. Other investment securities are stated at cost and provision is made in the event of any permanent diminution in value.

Transfers, if any, between investment and dealing securities are made at the lower of carrying value and market value.

I INVESTMENT IN SUBSIDIARIES

Subsidiaries are those enterprises in which the Bank has power to exercise control over the financial and operating policies so as to obtain benefits from their activities.

Investments in subsidiaries are stated at cost and written down when the Directors consider that there is a permanent diminution in value of such investments.

J INVESTMENT IN ASSOCIATES

Associates are enterprises in which the Bank exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the associates but not control over those policies.

Investment in associates is stated at cost less provision for any permanent diminution in value. The result of the associates has not been equity accounted as consolidated financial statements are not prepared. Details of the associate and the effect on the income statement and investment in associates had the equity method been applied are disclosed in Note 10 to the financial statements.

K PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation.

Leasehold land is amortised over the period of the lease. Depreciation of other property, plant and equipment is calculated to write-off the cost of the property, plant and equipment on a straight-line basis over their estimated useful lives at the following annual rates:

Short leasehold land	Over 60 years
Office renovations	10%
Furniture, fittings & equipment	10% - 20%
Motor vehicles	20%

L BILLS AND ACCEPTANCES PAYABLE

Bills and acceptances payable represent the Bank's own bills and acceptances rediscounted and outstanding in the market.

M AMOUNT DUE TO CAGAMAS

In the normal course of banking operations, the Bank sells loans to Cagamas Berhad. The Bank is liable in respect of the loans sold directly to Cagamas Berhad under the condition that the Bank undertakes to administer the loans on behalf of Cagamas Berhad and to buy back any loans which are regarded as defective based on prudence. Such financing transactions and the obligation to buy back the loans are reflected as a liability on the balance sheet.

N FORWARD EXCHANGE CONTRACTS

Unmatured forward exchange contracts are valued at forward rates as at balance sheet date, applicable to their respective dates of maturity and unrealised losses and gains are recognised in the income statement for the year.

O INTEREST RATE SWAPS, FUTURES, FORWARD, AND OPTION CONTRACTS

The Bank acts as an intermediary with counterparties who wish to swap their interest obligations. The Bank also uses interest rate swaps, futures, forward, and option contracts in its trading account activities and in overall interest rate risk management.

Interest income or interest expense associated with interest rate swaps that qualify as hedges is recognised over the life of the swap agreement as a component of interest income or interest expense. Gains and losses on interest rate futures, forward, and option contracts that qualify as hedges are generally deferred and amortised over the life of the hedged assets or liabilities as adjustments to interest income or interest expense.

Gains and losses on interest rate swaps, futures, forward, and option contracts that do not qualify as hedges are recognised in the current year using the mark-to-market method, and are included in the income statement.

Company No.	
27714	A

BANK UTAMA (MALAYSIA) BERHAD
(Incorporated in Malaysia)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
- 31 DECEMBER 2001 (CONTINUED)

P CURRENCY TRANSLATIONS

Transactions in foreign currencies are converted into Ringgit Malaysia at rates of exchange ruling at the transaction dates. Monetary assets and liabilities in foreign currencies at the balance sheet date are translated into Ringgit Malaysia at rates of exchange ruling at that date. Exchange differences arising from the settlement of foreign currency transactions and from the translation of foreign currency monetary assets and liabilities are included in the income statement.

The principal closing rates used in translation of foreign currency amounts are as follows:

	2001 RM	2000 RM
United States Dollars	3.80	3.80
Singapore Dollars	2.05	2.19
Australian Dollars	1.93	2.11
Japanese Yen	0.03	0.03
Swiss Francs	2.27	2.32
Euro	3.36	3.53

Q DEFERRED TAXATION

Tax expense is determined on the basis of tax effect accounting using the liability method. Deferred taxation is recognized for timing differences except when there is reasonable evidence that such timing differences will not reverse in the foreseeable future. The tax effect of timing differences that result in a debit balance or a debit to the deferred tax balance is not carried forward unless there is a reasonable expectation of its realisation.

The potential tax saving relating to a tax loss carry forward is only recognised if there is assurance beyond any reasonable doubt that future taxable income will be sufficient for the benefit of the loss to be realised.

R STAFF RETIREMENT BENEFITS

The Bank operates an unfunded final salary defined benefit plan for its employees, taking account of the recommendations of independent qualified actuaries. The accounting cost for the retirement benefits is assessed using the projected unit credit method. Under this method, the cost of providing pension is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the retirement plan every three years.

The pension obligation is measured at the present value of the estimate future cash outflows using interest rates of government securities which have terms to maturity approximating the terms of the related liability.

All actuarial gains and losses are charged to the income statement in the year of valuation.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
- 31 DECEMBER 2001 (CONTINUED)

S AMOUNTS RECOVERABLE FROM DANAHARTA

These are loans sold to Pengurusan Danaharta Nasional Berhad ("Danaharta") where the total consideration is received in two portions; upon the sale of the loans (initial consideration) and upon the recovery of the loans (final consideration). The final consideration amount represents the Bank's predetermined share of the surplus over the initial consideration upon recovery of the loans.

The difference between the carrying value of the loans and the initial consideration is recognised as 'Amounts recoverable from Danaharta' within the 'Other Assets' component of the balance sheet. Provisions against these amounts are made to reflect the Directors' assessment of the realisable value of the final consideration as at the balance sheet date.

T FORECLOSED PROPERTIES

Foreclosed properties are stated within the 'Other Assets' component of the balance sheet at the lower of cost and net realisable value.

U ASSETS UNDER LEASE

Assets under lease which in substance transfer the risks and benefits of ownership of the assets to the Bank are capitalised under property, plant and equipment. The assets and the corresponding lease obligations are recorded at the lower of present value of the minimum lease payments or the fair value of the leased assets at the beginning of the lease terms. Such leased assets are subject to depreciation consistent with that for depreciable assets which are owned.

Leases which do not meet such criteria are classified as operating leases and the related rentals are charged to the income statement on a straight line basis over the lease period.

V DEALERS' COMMISSION

Dealers' commission represents those amounts paid to dealers at the inception of the deals. Such expenditure are amortised over the period of the hire purchase loans using the "sum-of-digits" method.

W CASH AND CASH EQUIVALENTS

For the purposes of the cash flow statement, cash and cash equivalents comprise cash and bank balances and short term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Company No.

27714	A

BANK UTAMA (MALAYSIA) BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2001

1 GENERAL INFORMATION

The Bank is principally engaged in all aspects of the banking business and in the provision of related financial services which also include Islamic banking business. The principal activities of the subsidiaries are disclosed in Note 9 to the financial statements.

The number of employees in the Bank as at the end of the financial year was 1,324 (2000 : 1,282).

The Directors regard Utama Banking Group Berhad and Cahya Mata Sarawak Berhad, as the holding company and ultimate holding company of the Bank respectively, both of which are incorporated in Malaysia.

The Bank is a public limited liability company, incorporated and domiciled in Malaysia. The registered office of the Company is located at Lot 363, Jalan Kulas, 93400, Kuching, Sarawak.

2 CASH AND SHORT-TERM FUNDS

	2001 RM'000	2000 RM'000
Cash and balances with banks and other financial institutions	43,884	67,666
Money at call and deposit placements maturing within one month	-	20,000
	43,884	87,666

3 DEPOSITS AND PLACEMENTS WITH FINANCIAL INSTITUTIONS

	2001 RM'000	2000 RM'000
Licensed banks	334,300	170,100
Licenced finance companies	10,450	38,050
Other financial institutions	937,546	477,544
	1,282,296	685,694

4 DEALING SECURITIES

In Malaysia

	2001 RM'000	2000 RM'000
Unquoted securities:		
Islamic private debt securities	865,635	-

Company No.

27714	A

BANK UTAMA (MALAYSIA) BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2001 (CONTINUED)

5 INVESTMENT SECURITIES

	2001 RM'000	2000 RM'000
Money market instruments:		
Malaysian Government securities	121,625	126,496
Malaysian Government treasury bills	58,204	33,816
Malaysian Government Investment issues	28,090	28,090
Bank Negara Malaysia bills	-	54,629
Cagamas notes	115,000	49,685
Cagamas bonds	14,992	-
Bankers' acceptances and Islamic accepted bills	56,903	235,545
Danamodal bonds	71,358	770
Danaharta bonds	230	160,232
Khazanah bonds	27,935	55,196
Prasarana bonds	75,416	-
Negotiable Islamic debt certificate	25,575	69,270
	595,328	813,729
In Malaysia		
Quoted securities:		
Shares	113,651	113,651
Private debt securities	24,408	24,408
Unquoted securities:		
Shares	3,623	3,634
Private debts securities	115,184	161,328
Commercial papers and notes	42,631	50,936
Islamic private debt securities	153,353	70,315
Outside Malaysia		
Quoted securities:		
Unit trust	1,248	1,248
Private debt securities	273,239	79,800
Unquoted securities:		
Private debt securities	56,496	78,371
	1,379,161	1,397,420
Amortisation of premium less accretion of discount	15,688	20,569
Provision for diminution in value of investment securities:		
In Malaysia		
Quoted shares	(80,551)	(73,794)
Quoted private debt securities	(418)	(84)
Unquoted shares	-	(11)
Unquoted private debt securities	(7,502)	(3,026)
Unquoted commercial papers and notes	-	(8,473)
Outside Malaysia		
Quoted unit trust	(412)	(146)
Quoted private debt securities	(1,715)	(108)
Unquoted private debt securities	-	(21,875)
	1,304,251	1,310,472

Company No.	
27714	A

BANK UTAMA (MALAYSIA) BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2001 (CONTINUED)

5 INVESTMENT SECURITIES (CONTINUED)

(i) Market value of quoted money market instruments and securities held for investment is as follows:-

	2001 RM'000	2000 RM'000
Money market instruments:		
Malaysian Government securities	120,246	127,182
Malaysian Government investment issues	28,169	28,169
Cagamas bonds	15,066	-
In Malaysia		
Shares	27,152	31,172
Private debt securities	12,904	17,508
Outside Malaysia		
Unit trust	836	1,102
Private debt securities	257,315	81,088

(ii) The maturity structure of money market instruments held for investment is as follows :-

	2001 RM'000	2000 RM'000
Maturing within one year	297,300	391,643
One year to three years	188,792	196,608
Three years to five years	41,362	166,210
Over five years	67,874	59,268
	595,328	813,729

6 LOANS, ADVANCES AND FINANCING

	2001 RM'000	2000 RM'000
Overdrafts	1,224,464	1,140,152
Term loans		
- fixed rate	1,192,422	538,537
- floating rate	2,689,464	2,549,713
Bills receivable	34,482	23,442
Trust receipts	59,230	52,809
Claims on customers under acceptance credits	336,720	312,009
Hire purchase	47,886	74,231
Lease receivables	697	2,630
Staff loans	56,476	46,156
Other loans	53,577	44,350
	5,695,418	4,784,029
Less: Unearned interest and income	(574)	(1,681)
Gross loans, advances and financing	5,694,844	4,782,348
Provision for bad and doubtful debts and financing		
- specific ('SP')	(473,143)	(335,375)
- general ('GP')	(89,806)	(78,593)
Interest/income-in-suspense ('IIS')	(282,630)	(198,687)
Net loans, advances and financing	4,849,265	4,169,693

There were no loans to Directors as at balance sheet date.

(i) The maturity structure of loans, advances and financing is as follows :

	2001 RM'000	2000 RM'000
Maturing within one year	2,235,124	2,273,618
One year to three years	365,849	228,326
Three years to five years	395,464	252,948
Over five years	2,698,407	2,027,456
	5,694,844	4,782,348

Company No.

27714	A

BANK UTAMA (MALAYSIA) BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2001 (CONTINUED)

6 LOANS, ADVANCES AND FINANCING (CONTINUED)

(ii) Loans, advances and financing analysed by their economic purposes are as follows:

	2001 RM'000	2000 RM'000
Agriculture	212,908	179,174
Mining and quarrying	1,048	2,346
Manufacturing	1,127,662	1,085,954
Electricity, gas & water	66,153	57,293
Construction	693,203	710,906
Real estate	230,432	234,051
Purchase of landed property	1,278,527	1,013,939
(i) Residential	900,536	687,776
(ii) Non-residential	377,991	326,163
General commerce	486,214	488,256
Transport, storage and communication	279,211	154,702
Finance, insurance and business services	253,937	313,328
Purchase of securities	528,606	158,401
Purchase of transport vehicles	10,466	10,912
Consumption credit	1,299	908
Others	525,178	372,178
	5,694,844	4,782,348

(iii) Movements in the non-performing loans, advances and financing (including interest and income receivables) are as follows:

	2001 RM'000	2000 RM'000
At 1 January	1,262,468	1,219,524
Non-performing during the year	532,635	420,664
Amount sold to Danaharta	-	(115,330)
Amount written back in respect of recoveries	(88,674)	(212,564)
Amount written off	(57,644)	(49,826)
Amount transferred to investment securities	(82,475)	-
At 31 December	1,566,310	1,262,468
Ratio of net non-performing loans (net of SP and IIS) to total loans less SP and IIS	16.41%	17.15%

BANK UTAMA (MALAYSIA) BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2001 (CONTINUED)

6 LOANS, ADVANCES AND FINANCING (CONTINUED)

(iv) Movements in the provision for bad and doubtful debts and financing and interest-in-suspense/income-in-suspense are as follows:

	2001 RM'000	2000 RM'000
General provision		
At 1 January	78,593	101,375
Provision/(write back) made during the year	11,213	(22,782)
At 31 December	89,806	78,593
Ratio of GP to total loans less SP and IIS	1.82%	1.85%
Specific provision		
At 1 January	335,375	296,915
Provision made during the year	181,675	114,625
Amount sold to Danaharta:		
- Amount written back	-	(335)
Amount written back in respect of recoveries	(7,060)	(59,054)
Amount written off	(36,347)	(13,247)
Amount transferred to provision for diminution in value of investment securities	(500)	(3,529)
At 31 December	473,143	335,375
Interest-in-suspense/income-in-suspense		
At 1 January	198,687	154,327
Provision made during the year	144,221	134,957
Amount sold to Danaharta :		
- Amount written back	-	(574)
- Amount written off	-	(19,073)
Amount written back in respect of recoveries	(36,354)	(45,915)
Amount written off	(18,597)	(16,562)
Amount transferred to provision for diminution in value of investment securities	(5,327)	(8,473)
At 31 December	282,630	198,687

7 OTHER ASSETS

	2001 RM'000	2000 RM'000
Foreclosed properties	-	112
Interest receivables	37,389	11,763
Amount recoverable from Danaharta	1,427	1,980
Other debtors, deposits and prepayments	23,231	25,196
	62,047	39,051

Amount recoverable from Danaharta

	2001 RM'000	2000 RM'000
At 1 January	1,980	2,533
Provision made during the year	(553)	(553)
At 31 December	1,427	1,980

8 STATUTORY DEPOSIT WITH BANK NEGARA MALAYSIA

The non-interest bearing statutory deposit is maintained with Bank Negara Malaysia in compliance with Section 37(1) (c) of the Central Bank of Malaysia Act, 1958, the amount of which is determined as a set percentage of total eligible liabilities.

9 INVESTMENT IN SUBSIDIARIES

	2001 RM'000	2000 RM'000
Unquoted shares at cost		
- in Malaysia	2,310	2,310

The subsidiaries of the Bank, all of which are incorporated in Malaysia, are :

Name	Principal activities	Effective interests 2001 %	Effective interests 2000 %
Utama Assets Sdn. Bhd.	Property ownership and management	100	100
U.B. Nominees (Tempatan) Sdn. Bhd.	Nominee services	100	100

10 INVESTMENT IN AN ASSOCIATE

	2001 RM'000	2000 RM'000
Unquoted shares at cost		
- in Malaysia	3,315	3,315

The associate is CMS Trust Management Berhad, a company incorporated in Malaysia with an equity interest of 49% (2000 : 49%). Its principal activity is unit trust fund management.

Had the equity method of accounting been applied, the carrying amount of investment in associate would have been as follows :

	2001 RM'000	2000 RM'000
Investment in an associate		
At cost	3,315	3,315
Share of post acquisition retained earnings	2,143	2,690
	5,458	6,005

The above stated investment in an associate represents the Bank's share of the net assets of the associate.

Had the equity method of accounting been applied for the year, the income statement of the Bank would have been as follows:

	RM'000	RM'000
Profit before taxation and share of profit of an associate		19,075
Share of profit of an associate		539
Profit before taxation and zakat		19,614
Taxation and zakat before share of tax of an associate	(159)	
Share of tax of an associate	(151)	
Taxation		(310)
Net profit for the financial year		19,304

Company No.	
27714	A

BANK UTAMA (MALAYSIA) BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2001 (CONTINUED)

11 PROPERTY, PLANT AND EQUIPMENT

	Short leasehold land RM'000	Office renovations RM'000	Furniture, fittings & equipment RM'000	Motor vehicles RM'000	Total RM'000
Cost					
At 1.1.2001	133	17,039	44,134	5,690	66,996
Addition	-	88	6,324	304	6,716
Disposal/write off	-	(48)	(429)	(61)	(538)
At 31.12.2001	133	17,079	50,029	5,933	73,174
Accumulated depreciation					
At 1.1.2001	40	10,850	28,826	2,261	41,977
Charge for the year	2	1,573	6,369	1,073	9,017
Disposal/write off	-	(48)	(398)	(58)	(504)
At 31.12.2001	42	12,375	34,797	3,276	50,490
Net book value					
At 31.12.2001	91	4,704	15,232	2,657	22,684
At 31.12.2000	93	6,189	15,308	3,429	25,019

Company No.

27714	A

BANK UTAMA (MALAYSIA) BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2001 (CONTINUED)

12 DEPOSITS FROM CUSTOMERS

	2001 RM'000	2000 RM'000
Demand deposits	1,534,963	789,645
Savings deposits	306,746	271,942
Fixed deposits	4,129,738	3,174,182
Negotiable instruments of deposits	980,517	502,843
	6,951,964	4,738,612

(i) The maturity structure of fixed deposits and negotiable instruments of deposits is as follows:

	2001 RM'000	2000 RM'000
Due within six months	3,905,669	2,806,361
Six months to one year	633,057	747,908
One year to three years	442,121	122,400
Three years to five years	112,537	356
Over five years	16,871	-
	5,110,255	3,677,025

(ii) The deposits are sourced from the following customers:

	2001 RM'000	2000 RM'000
Business enterprises	2,228,119	1,142,993
Individuals	931,268	826,385
Others	3,792,577	2,769,234
	6,951,964	4,738,612

13 DEPOSITS AND PLACEMENTS OF BANKS AND OTHER FINANCIAL INSTITUTIONS

	2001 RM'000	2000 RM'000
Licensed banks	200,761	171,690
Licensed finance companies	75,000	95,000
Other financial institutions	94,324	113,181
	370,085	379,871

14 OTHER LIABILITIES

	2001 RM'000	2000 RM'000
Interest payables	32,600	10,055
Staff retirement benefits	16,693	13,490
Other liabilities	50,168	70,292
	99,461	93,837

Movement in staff retirement benefits is as follows:

	2001 RM'000	2000 RM'000
At 1 January	13,490	11,784
Charge for the year	3,514	2,709
Utilised during the year	(311)	(1,003)
At 31 December	16,693	13,490

The Bank operates an unfunded final salary defined benefit plan for its employees. This scheme is valued every three years by independent qualified actuaries using the projected unit credit method. The latest actuarial valuation was carried out as at 31 December 2001 and this valuation showed that the fund as at that date is sufficient to meet the actuarially determined value of vested benefits.

15 TERM LOAN

This is an unsecured USD23 million (2000 : USD23 million) Floating Rate Certificate of Deposit and is repayable on or before February, 2002. It carries an interest rate of between 4.11% to 5.74% (2000 : 6.49% to 7.43%) per annum.

16 SHARE CAPITAL

	2001 RM'000	2000 RM'000
Ordinary shares of RM1 each :		
Authorised	1,000,000	1,000,000
Issued and fully paid	800,000	800,000

17 RESERVES

	2001 RM'000	2000 RM'000
Statutory reserve	211,490	202,031
Accumulated losses	(192,557)	(202,014)
	18,933	17

The statutory reserve is maintained in compliance with Section 36 of the Banking and Financial Institutions Act, 1989 and is not distributable as cash dividends.

18 INTEREST INCOME

	2001 RM'000	2000 RM'000
Loans and advances	373,174	350,463
Money at call and deposit placements with financial institutions	57,510	12,562
Investment securities	45,240	13,675
Others	19,849	21,519
	495,773	398,219
Amortisation of premium less accretion of discount	13,352	22,325
Net interest suspended	(112,464)	(91,699)
	396,661	328,845

19 INTEREST EXPENSE

Deposits and placements of banks and other financial institutions	32,856	11,607
Deposits from customers	157,137	120,569
Term loan	4,867	7,876
	194,860	140,052

Company No.

27714	A

BANK UTAMA (MALAYSIA) BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2001 (CONTINUED)

20 LOAN AND FINANCING LOSS AND PROVISION

	2001 RM'000	2000 RM'000
Provision for/(write back of) bad and doubtful debts and financing:		
- specific provision (net)	174,615	55,236
- general provision	11,213	(22,782)
Bad debts and financing:		
- written off	3,597	3,544
- recovered	(1,385)	(7,340)
Provision for amounts recoverable from Danaharta	553	553
	188,593	29,211

21 NON-INTEREST INCOME

	2001 RM'000	2000 RM'000
Fee income:		
Commission	11,260	10,760
Service charges and fees	6,003	3,918
Guarantee fees	63	995
Other fee income	12,886	7,722
	30,212	23,395
Investment income:		
Net profit from dealing securities	27,792	-
Net gain from disposal of investment securities	16,725	15,363
Gross dividends from:		
- investment securities	305	129
- associated company	994	332
(Provision for)/Write back of diminution in value of investment securities	(426)	6,008
	75,602	45,227
Other income:		
Foreign exchange gain/(loss)		
- realised	6,572	4,283
- unrealised	766	(1,489)
Gain on disposal of property, plant and equipment	195	515
Other non-operating income	410	2,696
	83,545	51,232

Company No.

27714	A

BANK UTAMA (MALAYSIA) BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2001 (CONTINUED)

22 OVERHEAD EXPENSES

	2001 RM'000	2000 RM'000
Personnel costs	60,085	56,515
Establishment costs	24,100	24,305
Marketing expenses	2,708	1,768
Administration and general expenses	11,646	13,322
	98,539	95,910

The above expenditure includes the following statutory disclosures:

Directors' remuneration (Note 23)	396	396
Rental of premises	7,640	7,709
Hire of equipment	373	294
Auditors' remuneration		
- statutory audit	145	100
- other fee	10	170
Provision for staff retirement benefits	3,514	2,709
Property, plant and equipment:		
- Depreciation	9,017	9,105
- Loss on disposal	1	3
- Written off	30	79

23 DIRECTORS' REMUNERATION

	2001 RM'000	2000 RM'000
Non-Executive Directors		
- Fees	396	396

The remuneration attributable to the Chief Executive Officer of the Bank, including benefits-in-kind during the year amounted to RM693,656 (2000: RM606,896).

24 TAXATION

	2001 RM'000	2000 RM'000
Malaysian income tax		
- under provision in respect of prior year	-	6,101

(a) There is no tax charge for the year due to the utilisation of unabsorbed business loss brought forward of approximately RM32,801,000. Tax savings arising as a result of the utilisation of brought forward tax losses amounts to approximately RM9,184,000.

(b) As at 31 December 2001, the Company has unabsorbed tax losses of approximately RM10,396,000 (2000: RM43,197,000) which can be used to offset future taxable profit subject to agreement with the Inland Revenue Board.

(c) As at 31 December 2001, the Bank has a potential deferred tax benefit of approximately RM4,300,000 (2000 : RM12,200,000), arising principally from tax losses carried forward and other timing differences, the effects of which are not included in the financial statements as there is no assurance beyond any reasonable doubt that future taxable income will be sufficient to allow the benefit to be realised.

25 EARNINGS PER SHARE

The basic/diluted earnings per ordinary share is calculated by dividing the net profit for the financial year of RM18,916,000 (2000: RM118,324,000) by the weighted average number of ordinary shares in issue during the financial year of 800,000,000 (2000: 800,000,000).

Company No.

27714	A

BANK UTAMA (MALAYSIA) BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2001 (CONTINUED)

26 SIGNIFICANT RELATED COMPANY TRANSACTIONS AND BALANCES

The Directors are of the opinion that the following transactions have been entered into in the normal course of business and have been established under terms that are no less favourable than those arranged with third parties:

	Ultimate holding company RM'000	Holding company RM'000	Subsidiary companies RM'000	Other related companies RM'000
2001				
Income				
Interest on term loan, trade bills and short term deposits	-	10	45	3,178
Expenditure				
Interest on fixed deposits and current accounts	719	2,991	45	673
Rental	-	-	13	-
Hire of equipment	-	-	522	-
	719	2,991	580	673
Amount due to				
Current accounts and fixed deposits	50,084	86,016	1,678	27,553
Amount due from				
Term loan	-	59	473	37,970
Advances	-	47	36	123
	-	106	509	38,093

BANK UTAMA (MALAYSIA) BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2001 (CONTINUED)

26 SIGNIFICANT RELATED COMPANY TRANSACTIONS AND BALANCES (CONTINUED)

2000	Ultimate holding company RM'000	Holding company RM'000	Subsidiary companies RM'000	Other related companies RM'000
Income				
Interest on term loan, trade bills and short term deposits	-	-	47	223
Expenditure				
Interest on fixed deposits and current accounts	442	1,957	34	1,678
Rental	-	-	547	-
	442	1,957	581	1,678
Amount due to				
Current accounts and fixed deposits	19,306	90,473	1,442	107,039
Amount due from				
Term loan	-	-	583	36,600
Short term deposits	-	-	-	10,000
Advances	-	114	146	20
	-	114	729	46,620

Other related companies represent all subsidiaries of the ultimate holding company, Cahya Mata Sarawak Berhad, other than Utama Banking Group Berhad and its subsidiaries.

27 COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Bank makes various commitments and incurs certain contingent liabilities with legal recourse to its customers. No material losses are anticipated as a result of these transactions. The commitments and contingencies are not secured against the Bank's assets.

The commitments and contingencies, together with their related credit equivalent amounts are as follows:

	2001		2000	
	Principal amount	Credit equivalent amount*	Principal amount	Credit equivalent amount*
	RM'000	RM'000	RM'000	RM'000
Direct credit substitutes	207,713	207,713	268,402	268,402
Transaction-related contingent items	214,614	107,307	328,504	164,252
Short-term self-liquidating trade related contingencies	338,595	67,719	413,544	82,709
Commitments to extend credit -				
- maturity exceeding one year	445,048	222,524	414,381	207,191
- maturity not exceeding one year	723,644	-	732,008	-
Foreign exchange related contracts				
- less than one year	743,787	12,103	505,081	6,718
Interest rate related contracts				
- one year to less than five years	75,576	1,209	79,800	2,394
Miscellaneous - Sundry item receivable	3	1	55	27
Total	2,748,980	618,576	2,741,775	731,693

* The credit equivalent amount is arrived at using the credit conversion factor as per Bank Negara Malaysia guidelines.

27 COMMITMENTS AND CONTINGENCIES (CONTINUED)

The above commitments and contingencies include the following foreign exchange and interest rate related contracts:

	2001 RM'000	2000 RM'000
Foreign exchange contracts		
- forward and future contracts	743,787	505,081
Interest rate contracts		
- swaps	75,576	79,800
Total	819,363	584,881

Foreign exchange, interest rate and equity and commodity related contracts are subject to market risk and credit risk.

Market risk

Market risk is the potential change in value caused by movement in market rates or prices. The contractual amounts stated above provide only a measure of involvement in these types of transactions and do not represent the amounts subject to market risk. Exposure to market risk may be reduced through offsetting on and off-balance sheet positions. As at 31 December 2001, the amount of contracts which were not hedged and, hence, exposed to market risk was RM104,068,000 (2000 : RM123,171,000).

Credit risk

Credit risk arises from the possibility that a counterparty may be unable to meet the terms of a contract in which the Bank has a gain position. As at 31 December 2001, the amount of credit risk, measured in terms of the cost to replace the profitable contracts, was RM13,312,000 (2000: RM9,112,000). This amount will increase or decrease over the life of the contracts, mainly as a function of maturity dates and market rates or prices.

28 CONTINGENT LIABILITIES (Unsecured)

	2001 RM'000	2000 RM'000
Legal suits pending in respect of claims made by a customer	32,500	32,500

The Directors have taken legal advice and are of the opinion that no loss is anticipated to arise from the above claims.

29 RENTAL COMMITMENTS

The Bank has rental commitments in respect of rented premises. The future minimum lease payments of the non-cancellable long-term commitments is as follows:

Year	Related parties RM'000	Non-related parties RM'000	Total RM'000
2002	683	6,085	6,768
2003	656	4,186	4,842
2004	247	2,088	2,335

30 CAPITAL COMMITMENTS

Capital expenditure in respect of property, plant and equipment approved by Directors but not provided for in the financial statements amounted to approximately:

	2001 RM'000	2000 RM'000
Authorised and contracted for	1,161	1,197
Authorised but not contracted for	4,346	6,557
	5,507	7,754

31 CAPITAL ADEQUACY

(i) The capital adequacy ratios of the Bank are as follows:

	2001	2000
Tier 1 capital	818,933	800,017
Tier 2 capital	89,806	90,070
	908,739	890,087
Less: Investment in subsidiary companies	(2,310)	(2,310)
Total capital base	906,429	887,777
Capital Ratios		
Core capital ratio	12.11%	15.60%
Risk weighted capital ratio	13.41%	17.31%

31 CAPITAL ADEQUACY (CONTINUED)

(ii) Components of Tier-1 and Tier-2 capital are as follows:

	2001 RM'000	2000 RM'000
Tier-1 capital		
Paid-up share capital	800,000	800,000
Other reserve	211,490	202,031
Accumulated loss	(192,557)	(202,014)
Total Tier-1 capital	818,933	800,017
Tier-2 capital		
Term loan	-	11,477
General provisions for bad and doubtful debts	89,806	78,593
Total Tier-2 capital	89,806	90,070
Total capital	908,739	890,087
Less:		
Investment in subsidiary companies	(2,310)	(2,310)
Total capital base	906,429	887,777

(iii) Breakdown of risk-weighted assets in the various categories of risk-weights are as follows:

	2001 RM'000	2000 RM'000
0%	1,038,619	853,203
10%	246,941	124,834
20%	1,141,053	1,061,703
50%	984,638	923,256
100%	6,014,777	4,441,522
Total risk-weighted assets	6,760,001	5,127,974

The term loan amount in the computation of the Bank's capital adequacy ratio represents the amortised balance in accordance with BNM guidelines.

31 CAPITAL ADEQUACY (CONTINUED)

In accordance with a BNM circular dated 15 November 2000, domestic banking groups are required to meet the minimum capital funds of RM2 billion by 31 December 2001 pursuant to the Section 14 of the Banking and Financial Institutions Act ('BAFIA') 1989 (amended).

As at 31 December 2001, the aggregate capital funds of the Bank and its fellow subsidiary, Utama Merchant Bank Berhad ('UMBB'), remained below the required minimum capital funds of RM2 billion.

BNM has, via its letter dated 30 January 2002, granted an extension to the Bank and its fellow subsidiary, UMBB, to carry on their licensed businesses for a period of six-month until 30 June 2002. The six-month period is to enable the Bank's holding company, Utama Banking Group Berhad, to complete its merger and/or divestment plan.

32 SIGNIFICANT EVENTS DURING THE FINANCIAL YEAR

(i) The Share Exchange Agreement which was signed between AMMB Holdings Berhad ('AHB') and Utama Banking Group Berhad ('UBG'), the Bank's holding company, for the proposed merger of the banking subsidiaries of both parties was terminated on 2 January 2001, following Bank Negara Malaysia's ('BNM') approval vide a letter dated 30 December 2000.

(ii) BNM, vide the same letter, had also granted conditional approval for UBG to commence negotiations with EON Bank Berhad with a view to merging the banking subsidiaries of the respective groups.

(iii) As at 15 March 2001, no negotiation between UBG and EON Bank Berhad has taken place on the terms of the proposed merger. EON Bank Berhad has indicated that they would like to consolidate their position under their enlarged merged entity, following the recent completion of their merger exercise.

(iv) On 20 April 2001, UBG obtained the approval of the Minister of Finance via BNM to enter into negotiations with Rashid Hussain Berhad Group ('RHB Group') for the purpose of merger between RHB Bank Berhad and the Bank.

(v) On 20 July 2001, BNM granted approval for UBG to commence negotiations with Malaysian Resources Corporation Berhad ('MRCB') for the proposed acquisition by UBG of MRCB's 105,127,000 shares in RHB Group.

(vi) On 23 July 2001, MRCB accepted the offer by UBG for the proposed acquisition of 105,127,000 ordinary shares of RM1.00 each representing approximately 22.7% of the existing issued and paid-up capital of RHB Group at RM3.80 per share for a total cash consideration of RM399,482,600.

(vii) The proposed acquisition is conditional upon approval being obtained from the following:

- (a) the Minister of Finance;
- (b) the Foreign Investment Committee; and
- (c) the shareholders of UBG and MRCB.

Company No.

27714	A

BANK UTAMA (MALAYSIA) BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2001 (CONTINUED)

33 COMPARATIVE FIGURES

(a) The following comparative figures have been restated to give a fairer presentation in conformance with the current year's classification:

	As previously reported RM'000	Reclassification RM'000	As restated RM'000
Investment securities			
Money market instruments:			
Malaysian Government investment issues	-	28,090	28,090
Negotiable Islamic debt certificate	-	69,270	69,270
Bankers' acceptances and Islamic accepted bills	458,416	(222,871)	235,545
Khazanah bonds	-	55,196	55,196
In Malaysia			
Unquoted securities:			
Islamic private debt securities	-	70,315	70,315
Outside Malaysia			
Quoted securities:			
Private debt securities	158,171	(78,371)	79,800
Unquoted securities:			
Private debt securities	-	78,371	78,371
Provision for diminution in value of investment securities:			
Outside Malaysia			
Quoted private debt securities	(21,983)	21,875	(108)
Unquoted private debt securities	-	(21,875)	(21,875)
Commitments and contingencies			
Principal amount:			
Direct credit substitutes	590,397	(321,995)	268,402
Transaction -related contingent items	413,544	(85,040)	328,504
Short-term self-liquidating trade related contingencies	-	413,544	413,544
Other assets sold with certain drawdown	6,509	(6,509)	-

Company No.

27714	A

BANK UTAMA (MALAYSIA) BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2001 (CONTINUED)

33 COMPARATIVE FIGURES (CONTINUED)

	As previously reported RM'000	Reclassification RM'000	As restated RM'000
Cash flow Statement			
Adjustments for non-cash items:			
Net interest suspended	-	91,699	91,699
Increase in operating assets:			
Loans, advances and financing		(91,699)	
Adjustment as shown in Note 33(b)		(47,041)	
Total increase in loans, advances and financing	(205,272)	(138,740)	(344,012)

(b) Based on BNM's circular dated 31 July 2001 on Accounting treatment for Loans Sold To Cagamas With Recourse, loans sold to Cagamas with recourse will no longer be deducted from gross loans and advances. Proceeds from the sale of the loans are to be reclassified to the 'liability side' of the balance sheet.

	As previously reported RM'000	Reclassification RM'000	As restated RM'000
Assets			
Loans, advances and financing	3,999,803	169,890	4,169,693
Liabilities			
Amount due to Cagamas Berhad	-	169,890	169,890
Commitments and contingencies	2,911,665	(169,890)	2,741,775
Cash flow Statement			
Increase in operating liabilities:			
Amount due to Cagamas Berhad	-	47,041	47,041
Increase in operating assets:			
Adjustment as shown in Note 33(a)		(91,699)	
Loans, advances and financing		(47,041)	
Total increase in loans, advances and financing	(205,272)	(138,740)	344,012

34 EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

(i) BNM has, via its letter dated 30 January 2002, granted an extension to Bank Utama and its fellow subsidiary, UMBB, to carry on their licensed businesses for a period of six-month until 30 June 2002. The six-month period is to enable Bank Utama's holding company, Utama Banking Group Berhad ('UBG'), to complete its merger and/or divestment plan.

(ii) UBG had via the letters by BNM dated 11 March 2002 and 12 March 2002, obtained the approval of the MOF for the proposed merger and/or divestment plan. As such, UBG had on 20 March 2002 entered into a conditional Sale and Purchase Agreement with Cahya Mata Sarawak Berhad, Rashid Hussain Berhad ('RHB') and RHB Bank Berhad ('RHB Bank') for the proposed disposal by UBG of the entire issued and paid-up share capital representing 100% equity interest in Bank Utama to RHB Bank at an indicative purchase consideration of RM1,600,000,000 which is to be satisfied as follows:

(a) RM700 million by cash;

(b) an amount in Ringgit Malaysia equivalent to the issued and paid-up share capital of RHB as at the Entitlement Date through the issuance of an equivalent number of RHB ICULS-A at 100% of the nominal value of RHB ICULS-A or such number of ICULS-A as shall be determined by the Securities Commission ('SC') and agreed upon by UBG and RHB; and

(c) the remaining through the issuance of RHB ICULS-B at 100% of the nominal value of RHB ICULS-B.

The proposed merger and/or divestment plan is subject to the approval from the relevant authorities.

Company No.

27714	A

BANK UTAMA (MALAYSIA) BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2001 (CONTINUED)

35 THE OPERATIONS OF ISLAMIC BANKING

BALANCE SHEET AS AT 31 DECEMBER 2001

	Note	2001 RM'000	2000 RM'000
ASSETS			
Cash and short-term funds	(a)	46	32
Deposits and placements with financial institutions	(b)	83,000	95,000
Investment securities	(c)	225,477	318,362
Loans, advances and financing	(d)	463,717	143,323
Other assets	(e)	22,448	17,298
Deposits with Bank Negara Malaysia		1,087	657
TOTAL ASSETS		795,775	574,672
LIABILITIES AND ISLAMIC BANKING FUNDS			
Deposits from customers	(f)	729,733	417,905
Deposits and placements of banks and other financial institutions	(g)	1,000	108,041
Other liabilities	(h)	10,540	6,530
Total Liabilities		741,273	532,476
Islamic Banking Funds	(i)	54,502	42,196
TOTAL LIABILITIES AND ISLAMIC BANKING FUNDS		795,775	574,672
COMMITMENTS AND CONTINGENCIES	(m)	75,542	72,400

35 THE OPERATIONS OF ISLAMIC BANKING (CONTINUED)

INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2001

	Note	2001 RM'000	2000 RM'000
Income	(j)	20,861	9,604
Loan and financing loss and provision	(k)	(5,963)	(930)
Net income		14,898	8,674
Overhead expenses	(l)	(2,433)	(2,151)
Profit before zakat		12,465	6,523
Zakat		(159)	(82)
Profit after zakat		12,306	6,441
Retained profit brought forward		22,196	15,755
Retained profit carried forward		34,502	22,196

35 THE OPERATIONS OF ISLAMIC BANKING (CONTINUED)

(a) CASH AND SHORT-TERM FUNDS

	2001 RM'000	2000 RM'000
Cash and balances with banks and other financial institutions	46	32

(b) DEPOSITS AND PLACEMENTS WITH FINANCIAL INSTITUTIONS

	2001 RM'000	2000 RM'000
Licensed banks	74,000	40,000
Other financial institutions	9,000	55,000
	83,000	95,000

(c) INVESTMENT SECURITIES

Money market instruments:		
Government investment certificate	28,090	28,090
Khazanah bonds	27,935	55,196
Islamic accepted bills	19,482	69,775
Negotiable Islamic debt certificate	25,575	69,270
	101,082	222,331
In Malaysia		
Unquoted securities:		
Islamic papers and notes	39,632	49,719
Islamic debt securities	84,763	46,312
	225,477	318,362

The maturity structure of money market instruments held for investment is as follows :

	2001 RM'000	2000 RM'000
Maturing within one year	19,482	114,434
One year to three years	81,600	107,897
	101,082	222,331

35 THE OPERATIONS OF ISLAMIC BANKING (CONTINUED)

(d) LOANS, ADVANCES AND FINANCING

	2001 RM'000	2000 RM'000
Term financing	434,857	111,672
Other financing	38,176	34,745
	473,033	146,417
Unearned income	(680)	(421)
Gross loans, advances and financing	472,353	145,996
Provision for bad and doubtful debts and financing:		
- Specific	(38)	(38)
- General	(8,598)	(2,635)
Net loans, advances and financing	463,717	143,323

(i) Loans, advances and financing analysed by concepts are as follows :-

	2001 RM'000	2000 RM'000
Al-Bai' Bithaman Ajil	383,543	107,190
Other principles	88,810	38,806
	472,353	145,996

(ii) The maturity structure of loans, advances and financing is as follows:-

	2001 RM'000	2000 RM'000
One year to three years	405	299
Three years to five years	939	695
Over five years	471,009	145,002
	472,353	145,996

35 THE OPERATIONS OF ISLAMIC BANKING (CONTINUED)

(d) LOANS, ADVANCES AND FINANCING (CONTINUED)

(iii) Loans, advances and financing analysed by their economic purposes are as follows :

	2001 RM'000	2000 RM'000
Real estate and construction	136,686	84,656
Purchase of landed property	51,932	31,235
(i) Residential	44,083	24,109
(ii) Non-residential	7,849	7,126
Transport, storage & communication	28,176	29,106
Purchase of securities	248,429	-
Others	7,130	999
	472,353	145,996

(iv) Movements in the non-performing debts and financing are as follows:

	2001 RM'000	2000 RM'000
At 1 January	820	235
Non-performing during the year	729	655
Amount written back in respect of recoveries	(61)	(70)
At 31 December	1,488	820

(v) Movements in the provision for bad and doubtful debts and financing are as follows:

	2001 RM'000	2000 RM'000
General Provision		
At 1 January	2,635	1,738
Provision made during the year	5,963	897
At 31 December	8,598	2,635
Specific Provision		
At 1 January	38	5
Provision made during the year	-	33
At 31 December	38	38

35 THE OPERATIONS OF ISLAMIC BANKING (CONTINUED)

(e) OTHER ASSETS

	2001 RM'000	2000 RM'000
Other debtors, deposits and prepayments	22,448	17,298

(f) DEPOSITS FROM CUSTOMERS

	2001	2000
Demand deposits	30,155	86,299
Savings deposits	3,202	2,112
General investment deposits	376,331	209,754
Special investment deposits	85,528	41,897
Negotiable instruments of deposits	234,517	77,843
	729,733	417,905

(i) The maturity structure of investment deposits and negotiable instrument of deposits is as follows:

	2001 RM'000	2000 RM'000
Due within six months	431,591	242,132
Six months to one year	30,048	9,207
One year to three years	105,687	145
Three years to five years	112,179	78,010
Over five years	16,871	-
	696,376	329,494

(ii) The deposits are sourced from the following customers:

	2001 RM'000	2000 RM'000
Business enterprises	221,089	102,959
Individuals	19,231	14,681
Others	489,413	300,265
	729,733	417,905

35 THE OPERATIONS OF ISLAMIC BANKING (CONTINUED)

(g) DEPOSITS AND PLACEMENTS OF BANKS AND OTHER FINANCIAL INSTITUTIONS

	2001 RM'000	2000 RM'000
Licensed banks	1,000	66,500
Licensed finance companies	-	10,000
Other financial institutions	-	31,541
	1,000	108,041

(h) OTHER LIABILITIES

Zakat	159	82
Other liabilities	10,381	6,448
	10,540	6,530

(i) ISLAMIC BANKING FUNDS (IBF)

Funds allocated from Head Office	20,000	20,000
Retained earnings	34,502	22,196
	54,502	42,196

(j) INCOME FROM ISLAMIC BANKING OPERATIONS

Income derived from investment of depositors' fund	41,574	23,771
Income attributable to depositors:		
Other customer	(23,000)	(10,859)
Banks and financial institutions	(992)	(4,113)
Income attributable to bank	17,582	8,799
Other SPI Income	3,279	805
	20,861	9,604

35 THE OPERATIONS OF ISLAMIC BANKING (CONTINUED)

(j) INCOME FROM ISLAMIC BANKING OPERATIONS (CONTINUED)

Details of the income derived from investment of depositors' funds and funds allocated from Head Office are as follows:

	Depositors' funds RM'000	IBF RM'000
2001		
Income from financing	23,213	400
Investment income:		
Net gain from disposal of investment securities	11,074	-
Profit from deposits and placement with financial institutions	5,679	4
Gross dividend from investment securities	1,204	-
	41,170	404
Fee income:		
Commission	-	249
Service charges and fees	-	2,171
	-	2,420
Other income:		
Other non-operating income	-	859
	41,170	3,683
2000		
Income from financing	6,400	3,559
Investment income:		
Net gain from disposal of investment securities	11,933	-
Profit from deposits and placement with financial institutions	1,664	10
Gross dividends from investment securities	205	-
	20,202	3,569
Fee income:		
Commission	-	354
Service charges and fees	-	228
	-	582
Other income:		
Other non-operating income	-	223
	20,202	4,374

Company No.

27714	A

BANK UTAMA (MALAYSIA) BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2001 (CONTINUED)

35 THE OPERATIONS OF ISLAMIC BANKING (CONTINUED)

(k) LOAN AND FINANCING LOSS AND PROVISION

	2001 RM'000	2000 RM'000
Provision for bad and doubtful debts and financing:		
- specific provision	-	33
- general provision	5,963	897
	5,963	930

(l) OVERHEAD EXPENSES

	2001 RM'000	2000 RM'000
Personnel costs	1,844	1,564
Establishment costs	316	256
Marketing expenses	12	38
Administration and general expenses	261	293
	2,433	2,151

(m) COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Bank makes various commitments and incurs certain contingent liabilities with legal recourse to its customers. No material losses are anticipated as a result of these transactions.

The commitments and contingencies, together with their credit equivalent amounts are as follows:

	2001		2000	
	Principal amount RM'000	Credit equivalent amount* RM'000	Principal amount RM'000	Credit equivalent amount* RM'000
2001				
Direct credit substitutes	63,400	63,400	72,400	72,400
Commitment to extend credit:				
- maturity exceeding one year	12,142	6,071	-	-
	75,542	69,471	72,400	72,400

* The credit equivalent amount is arrived at using the credit conversion factor as per Bank Negara Malaysia guidelines.

35 THE OPERATIONS OF ISLAMIC BANKING (CONTINUED)

(n) COMPARATIVE FIGURES

The following comparative figures have been restated to give a fairer presentation in conformance with the current year's classification:

THE OPERATIONS OF ISLAMIC BANKING

	As previously reported RM'000	Reclassification RM'000	As restated RM'000
Investment securities			
Money market instruments:			
Khazanah bonds	-	55,196	55,196
Islamic accepted bills	171,283	(101,508)	69,775
Islamic debt securities	118,989	(118,989)	-
Negotiable Islamic debt certificates	-	69,270	69,270
In Malaysia:			
Unquoted securities:			
Islamic papers and notes	-	49,719	49,719
Islamic debt securities	-	46,312	46,312

Income from SPI operation (Depositor's funds)

	As previously reported RM'000	Reclassification RM'000	As restated RM'000
Income from financing	6,400	-	6,400
Investment income:			
Net profit from disposal of investment securities	13,802	(1,869)	11,933
Profit from deposits and placements with financial institutions	-	1,664	1,664
Gross dividends from investment securities	-	205	205

Company No.	
27714	A

BANK UTAMA (MALAYSIA) BERHAD
(Incorporated in Malaysia)

STATEMENT BY DIRECTORS PURSUANT TO SECTION 169(15) OF THE COMPANIES ACT, 1965

We, Tan Sri Datuk Amar Mohammed Jemuri Bin Serjan and Nik Hashim Bin Nik Yusoff, being two of the Directors of Bank Utama (Malaysia) Berhad, do hereby state that, in the opinion of the Directors, the financial statements set out on pages 7 to 52 are drawn up so as to give a true and fair view of the state of affairs of the Bank as at 31 December 2001 and of its results and cash flows for the year ended on that date in accordance with the applicable approved accounting standards in Malaysia, Bank Negara Malaysia's guidelines and the provisions of the Companies Act, 1965.

Signed on behalf of the Board of Directors in accordance with their resolution.

TAN SRI DATUK AMAR MOHAMMED JEMURI BIN SERJAN
DIRECTOR

NIK HASHIM BIN NIK YUSOFF
DIRECTOR

Kuching

STATUTORY DECLARATION PURSUANT TO PURSUANT TO SECTION 169(16) OF THE COMPANIES ACT, 1965

I, Abdullah Bin Mat Noh, the officer primarily responsible for the financial management of Bank Utama (Malaysia) Berhad, do solemnly and sincerely declare that the financial statements set out on pages 7 to 52 are, to the best of my knowledge and belief, correct, and I make this solemn declaration conscientiously believing the same to be true and by virtue of the provisions of the Statutory Declarations Act, 1960.

ABDULLAH BIN MAT NOH

Subscribed and solemnly declared by the abovenamed Abdullah Bin Mat Noh at Kuching in the State of Sarawak.

Before me,

COMMISSIONER FOR OATHS

REPORT OF THE AUDITORS TO THE MEMBERS OF
BANK UTAMA (MALAYSIA) BERHAD
(Company No. 27714 A)

We have audited the financial statements set out on pages 7 to 52. These financial statements are the responsibility of the Bank's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with approved auditing standards in Malaysia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements have been prepared in accordance with the provisions of the Companies Act, 1965, the applicable approved accounting standards in Malaysia and Bank Negara Malaysia's guidelines so as to give a true and fair view of:

  (i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements; and

  (ii) the state of affairs of the Bank as at 31 December 2001 and of the results and cash flows of the Bank for the financial year ended on that date;

and

(b) the accounting and other records and the registers required by the Act to be kept by the Bank and by the subsidiaries of which we have acted as auditors have been properly kept in accordance with the provisions of the Act.

PRICEWATERHOUSECOOPERS
(No. AF: 1146)
Chartered Accountants

DATO' AHMAD JOHAN BIN MOHAMMAD RASLAN
(No. 1867/09/02 (J))
Partner of the firm

Kuala Lumpur

SCHEDULE 4

Part 4—RHB Group unaudited consolidated financial statements for the three months ended 31 March 2002

RHB
RASHID HUSSAIN BERHAD
(163211-V)
Level 9, Tower One
RHB Centre
Jalan Tun Razak
50400 Kuala Lumpur
Malaysia
Tel: 03-92852233
Fax: 03-92855522
Cable: REZEKI KUALA LUMPUR
Telex: MA 31790 RHSSB

ANNOUNCEMENT OF UNAUDITED CONSOLIDATED RESULTS FOR THE THIRD QUARTER ENDED 31 MARCH 2002

The Board of Directors of Rashid Hussain Berhad wishes to announce that the unaudited consolidated results of the Group for the third quarter ended 31 March 2002 are as follows:-

CONSOLIDATED INCOME STATEMENT

	Individual Quarter		Cumulative Quarter	
	Current Year Third Quarter 31 Mar 2002	Preceding Year Corresponding Third Quarter 31 Mar 2001	**Current Year To Date 31 Mar 2002**	Preceding Year Corresponding Period 31 Mar 2001
	RM'000	RM'000	**RM'000**	RM'000
Interest income	**646,081**	724,580	**1,955,102**	2,132,017
Interest expense	**(328,431)**	(385,017)	**(1,049,087)**	(1,175,629)
Net interest income	**317,650**	339,563	**906,015**	956,388
Income from Skim Perbankan Islam	**16,691**	14,176	**53,941**	33,325
	334,341	353,739	**959,956**	989,713
Non-interest income	**106,183**	134,207	**400,558**	418,343
Net income	**440,524**	487,946	**1,360,514**	1,408,056
Overhead expenses	**(255,352)**	(258,581)	**(778,315)**	(777,060)
Operating profit before loan and financing loss and provision	**185,172**	229,365	**582,199**	630,996
Loan and financing loss and provision	**(205,285)**	(166,929)	**(536,352)**	(345,114)
Operating (loss)/profit after loan and financing loss and provision	**(20,113)**	62,436	**45,847**	285,882
Share of profit/(loss) of an associated company	**1,590**	(1,203)	**2,086**	(4,931)
(Loss)/Profit before taxation and zakat	**(18,523)**	61,233	**47,933**	280,951
Taxation and zakat	**(16,532)**	(58,525)	**(103,826)**	(171,090)
(Loss)/Profit after taxation and zakat	**(35,055)**	2,708	**(55,893)**	109,861
Minority interests	**(29,083)**	(58,311)	**(132,109)**	(229,309)
Loss after taxation, zakat and minority interests	**(64,138)**	(55,603)	**(188,002)**	(119,448)
Loss per share for the period				
- Basic (sen)	**(15.1)**	(13.3)	**(44.5)**	(29.7)
- Fully diluted (sen)	**(15.1)**	(13.3)	**(44.5)**	(29.7)

RHB

RASHID HUSSAIN BERHAD (163211 – V)

CONSOLIDATED BALANCE SHEET AS AT 31 MARCH 2002

	As at 31 Mar 2002 RM'000	As at 30 June 2001 RM'000
ASSETS		
Cash and short term funds	**5,478,080**	4,128,968
Securities purchased under resale agreements	**71,545**	-
Deposits and placements with financial institutions	**1,842,902**	1,239,372
Dealing securities	**4,671,879**	4,761,645
Investment securities	**5,775,896**	5,323,145
Loans, advances and financing	**36,579,220**	38,406,718
Clients' and brokers' balances	**422,768**	105,480
Investments in associated companies	**30,491**	49,796
Amount recoverable from Pengurusan Danaharta Nasional Berhad	**115,208**	184,844
Tax recoverable	**84,280**	70,718
Deferred taxation benefit	**48,914**	-
Other assets	**397,365**	418,322
Statutory deposits	**1,228,825**	1,019,889
Unrealised loss on translation of foreign currency loans	**12,760**	51,040
Goodwill	**1,675,841**	1,760,515
Properties under development	**348,325**	349,931
Real property assets	**91,958**	93,651
Fixed assets	**873,745**	843,934
Total assets	**59,750,002**	58,807,968
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits from customers	**37,097,287**	37,881,299
Deposits and placements of banks and financial institutions	**6,219,220**	4,154,246
Obligations on securities sold under repurchase agreements	**1,940,574**	1,834,827
Amount due to Cagamas	**373,170**	280,432
Bills and acceptances payable	**3,743,318**	4,768,815
Clients' and brokers' balances	**414,198**	93,830
Other liabilities	**1,275,601**	1,101,063
Taxation	**299,848**	497,782
Deferred taxation	**-**	4,285
Borrowings	**4,183,569**	3,842,796
Irredeemable Non-cumulative Convertible Preference Shares	**1,104,469**	1,104,469
	56,651,254	55,563,844
Minority interests	**2,918,319**	2,860,417
Total liabilities	**59,569,573**	58,424,261
Share capital	**463,513**	463,472
Non-distributable reserves	**1,310,764**	1,285,552
Accumulated loss	**(1,593,848)**	(1,365,317)
Total shareholders' equity	**180,429**	383,707
Total liabilities and shareholders' equity	**59,750,002**	58,807,968
Commitment and contingencies	**32,753,015**	33,977,975
Net tangible assets per share (RM)	**(3.25)**	(3.08)

RHB

RASHID HUSSAIN BERHAD (163211 –V)
NOTES TO FINANCIAL STATEMENTS
FOR THE THIRD QUARTER ENDED 31 MARCH 2002

1. Group Accounting Policies

There are no changes in the Group's accounting policies and methods of computation used in this set of financial statements during the period ended 31 March 2002 as compared with the annual financial statements for the year ended 30 June 2001 other than compliance with the relevant approved Accounting Standards issued by Malaysian Accounting Standards Board which became operative during the period ended 31 March 2002.

2. Exceptional Items

There were no exceptional items during the period ended 31 March 2002.

3. Extraordinary Items

There were no extraordinary items during the period ended 31 March 2002.

4. Taxation and zakat

	Individual Quarter		**Cumulative Quarter**	
	Current Year Third Quarter 31 Mar 2002	Preceding Year Corresponding Third Quarter 31 Mar 2001	**Current Year To Date 31 Mar 2002**	Preceding Year Corresponding Period 31 Mar 2001
	RM'000	RM'000	**RM'000**	RM'000
Current Malaysian taxation				
- Based on profit for the period	**31,427**	54,185	**157,724**	191,790
- (Over)/Under provision in respect of prior period	**(190)**	6,132	**(77)**	332
- Transfer to deferred taxation benefit	**(14,836)**	(1,158)	**(53,217)**	(27,934)
	16,401	59,159	**104,430**	164,188
Foreign taxation based on profit for the period	**5**	(685)	**(794)**	6,758
	16,406	58,474	**103,636**	170,946
Zakat	**126**	51	**190**	144
	16,532	58,525	**103,826**	171,090

The effective tax rate is higher than the statutory tax rate for the period ended 31 March 2002 as certain expenses are not deductible for tax purposes and profits made by some subsidiaries could not be offset against losses incurred by other subsidiaries.

5. Profit on Sale of Unquoted Investments and/or Properties

Other than in the ordinary course of business and as stated in Note 7 below, there were no sales of unquoted investments and/or properties during the period ended 31 March 2002.

6. Purchase and Sale of Quoted Securities

Other than in the ordinary course of business, there were no purchases or disposals of quoted securities during the period ended 31 March 2002.

7. Changes in Composition of the Group

Except as stated below, there were no significant changes in the composition of the Group during the period ended 31 March 2002.

7.1 Disposal of RHB-Cathay Securities Pte Ltd's stockbroking business

On 15 June 2001, RHB Capital Berhad ('RHB Capital'), a subsidiary of the Company announced that its associated company in Singapore, RHB-Cathay Securities Pte Ltd ('RHB-Cathay'), in which RHB Capital via its wholly-owned subsidiary RHB Asia Pte Ltd holds 49% equity interest, will be entering into an agreement with UOB-Kay Hian Pte Ltd ('UOBKH') for the disposal of RHB-Cathay's stockbroking business to UOBKH ('Proposed Disposal') for a cash consideration of S$9.7 million (or approximately RM20.27 million based on an exchange rate of S$1.00 = RM2.09) subject to adjustments as provided in the said agreement. The consideration amount of S$9.7 million includes S$1.9 million for the fixed assets of RHB-Cathay.

On 4 October 2001, RHB Capital announced that RHB-Cathay has completed the disposal of its stockbroking business to UOBKH, and it is intended that RHB-Cathay be liquidated and the proceeds from the eventual realisation of the net assets (including the consideration received for the disposal less liquidation costs) be distributed to RHB-Cathay's shareholders. Such proceeds are expected to enable RHB Capital to realise a surplus over the value of the investment in RHB-Cathay.

7.2 Members' voluntary winding-up of RHB-Cathay Research Pte Ltd

On 9 November 2001, RHB Capital announced that at an extraordinary general meeting of RHB-Cathay Research Pte Ltd ('RHB-Cathay Research') held on 7 November 2001, a special resolution was passed to commence proceedings for a members' voluntary winding-up of RHB-Cathay Research, a wholly-owned subsidiary of RHB-Cathay.

7.3 Cessation of operations of Rashid Hussain Securities (Philippines), Inc

On 19 October 2001, RHB Capital announced that it is planning to cease the stockbroking operations of Rashid Hussain Securities (Philippines), Inc ('RHS Philippines'), an indirect subsidiary of RHB Capital, subject to clearance of all legal and regulatory requirements.

On 9 November 2001, RHB Capital announced that on 8 November 2001, RHS Philippines notified the regulatory authorities in Philippines of its intended date of cessation of operations. RHS Philippines has since ceased operations effective from the close of business on 10 December 2001.

7.4 Striking-Off and Dissolution of Rashid Hussain Securities Limited

On 18 September 2001, RHB Capital announced that Rashid Hussain Securities Limited ('RHSL'), an indirect wholly-owned subsidiary of RHB Capital, has been struck-off from the register of companies and dissolved on 18 September 2001 pursuant to Section 652A of the Companies Act, 1985 of England and Wales. The striking-off and dissolution of RHSL was made pursuant to an application by RHSL for voluntary striking-off and dissolution. The notice of striking-off and dissolution of RHSL was received from the Registrar of Companies, Cardiff, Wales on 14 September 2001. RHSL was a dormant company after having ceased operations on 23 June 1999. With the striking-off and dissolution, RHSL ceases to be an indirect wholly-owned subsidiary of RHB Capital.

7. Changes in Composition of the Group (continued)

7.5 Disposal of Putrade Property Management Sdn Bhd

On 29 November 2001, the Company announced that RHB Property Management Sdn Bhd ('RHBPM'), a wholly-owned subsidiary of the Company, has on 28 November 2001 entered into a Share Purchase Agreement ('Share Purchase Agreement') for the disposal of the entire issued and paid-up share capital in Putrade Property Management Sdn Bhd ('Putrade') comprising 100,000 ordinary shares of RM1.00 each to Sua-Jaya Trade Management Sdn Bhd ('Purchaser') for a cash consideration of RM100,000 ('Disposal of Putrade'). The purchase consideration of RM100,000 was arrived at on a willing buyer and willing seller basis and has been satisfied in full upon the execution of the Share Purchase Agreement. The Share Purchase Agreement was completed on 1 December 2001 and Putrade has ceased to be an indirect wholly-owned subsidiary of the Company.

7.6 Cessation of operations of PT Rashid Hussain Securities

Further to the announcement on 11 July 2001 in relation to the cessation of the stockbroking operations of PT Rashid Hussain Securities ('PT RHS') which took effect from 31 July 2001, RHB Capital announced on 16 April 2002 that its wholly-owned subsidiary, RHB Capital (Jersey) Limited had on 15 April 2002 appointed PT PricewaterhouseCoopers FAS, Jakarta as the liquidator of PT RHS, a subsidiary of RHB Capital (Jersey) Limited based in Jakarta, Indonesia. The net book value of the affected assets as at 31 July 2001 was IDR6.37 billion.

8. Status of Corporate Proposals

8.1 Proposed Group Restructuring Scheme

Further to the announcement by the Company on 23 April 2001 in relation to the approval of the Minister of Finance ('MOF') via Bank Negara Malaysia ('BNM') for the Company to enter into negotiations with Utama Banking Group Berhad ('UBG') for the proposed merger of the RHB and UBG banking groups, Arab-Malaysian Merchant Bank Berhad ('Arab-Malaysian'), on behalf of the Company, RHB Capital and RHB Sakura Merchant Bankers Berhad ('RHB Sakura') ('RHB Group' or 'Group') announced on 20 March 2002, the successful conclusion of the negotiations leading to the execution of the relevant conditional agreements for the proposed merger as well as the proposed group restructuring scheme of the RHB Group ('Proposed Group Restructuring Scheme'). The Proposed Group Restructuring Scheme, which has been approved by the MOF via letters dated 11 March 2002 and 12 March 2002 from BNM to the Company and approved by the respective Board of Directors of the Company, RHB Capital, RHB Bank Berhad ('RHB Bank') and RHB Sakura, involves the following proposals as set out in Section 8.1.1 to Section 8.1.6 below :-

8.1.1 Proposed Acquisition of Bank Utama (Malaysia) Berhad ('Bank Utama') and Proposed Merger of Bank Utama with RHB Bank

On 20 March 2002, the Company, RHB Bank, Cahya Mata Sarawak Berhad and UBG entered into a conditional sale and purchase agreement for the proposed acquisition of the entire equity interest of Bank Utama comprising 800,000,000 ordinary shares of RM1.00 each by RHB Bank from UBG based on 2.0 times the adjusted Net Tangible Assets ('NTA') value of Bank Utama as at the last day of the calendar month preceding the fulfilment of all the conditions precedent.

The purchase consideration is proposed to be satisfied by the Company on behalf of RHB Bank through the issuance of new RHB Irredeemable Convertible Unsecured Loan Stocks-A ('RHB ICULS-A'), new RHB Irredeemable Convertible Unsecured Loan Stocks-B ('RHB ICULS-B') and cash. The amount due and owing by RHB Bank to the Company will be repaid through the proposed issuance of an equivalent amount of Tier-II RHB Bank subordinated-debt to the Company, the actual amount of which will be determined upon finalization of the purchase consideration following a due diligence exercise ('Proposed Acquisition of Bank Utama'). Based on the latest available audited NTA of Bank Utama of RM800 million as at 31 December 2000, the indicative purchase consideration for the Proposed Acquisition of Bank Utama is RM1.6 billion.

8. Status of Corporate Proposals (continued)

8.1 Proposed Group Restructuring Scheme (continued)

8.1.1 Proposed Acquisition of Bank Utama (Malaysia) Berhad ('Bank Utama') and Proposed Merger of Bank Utama with RHB Bank (continued)

The RHB ICULS-A to be issued to UBG pursuant to the Proposed Acquisition of Bank Utama shall be offered to all the shareholders of the Company by UBG by way of a restricted offer for sale on a renounceable basis after the completion of the Proposed Acquisition of Bank Utama on the basis of one (1) RHB ICULS-A for every one (1) existing RHB share held as at an entitlement date to be determined ('Proposed Restricted Offer for Sale').

Upon completion of the Proposed Acquisition of Bank Utama, RHB Bank will merge the commercial banking business of Bank Utama with RHB Bank.

8.1.2 Proposed Transfer and Acquisition of RHB Leasing Sdn Bhd ('RHB Leasing') and RHB Capital Properties Sdn Bhd ('RHBCP')

a) On 20 March 2002, RHB Delta Finance Berhad ('RHB Delta Finance'), a wholly-owned subsidiary of RHB Bank entered into a conditional share sale agreement with RHB Capital and China Development Industrial Bank Inc. ('CDIB') (collectively referred to as 'Vendors') for the proposed transfer of the 70% equity interest in RHB Leasing comprising 7,000,000 ordinary shares of RM1.00 each from RHB Capital to RHB Delta Finance and proposed acquisition of 30% equity interest in RHB Leasing comprising 3,000,000 ordinary shares of RM1.00 each by RHB Delta Finance from CDIB for a total cash consideration based on 1.1 times the audited NTA value of RHB Leasing as at the last day of the calendar month preceding the date of fulfilment of all the conditions precedent ('Proposed Transfer of RHB Leasing' and 'Proposed Acquisition of 30% Equity Interest in RHB Leasing' respectively).

   Based on the audited NTA of RHB Leasing as at 30 June 2001 of approximately RM100.3 million, the indicative cash consideration for the Proposed Transfer of RHB Leasing and the Proposed Acquisition of 30% Equity Interest in RHB Leasing are approximately RM77.2 million and RM33.1 million respectively.

b) On 20 March 2002, RHB Capital and RHB Bank entered into a conditional share sale agreement for the proposed transfer of the entire equity interest in RHBCP comprising 21,800,000 ordinary shares of RM1.00 each from RHB Capital to RHB Bank based on 1.0 time the audited NTA value of RHBCP as at the last day of the calendar month preceding the date of fulfilment of all the conditions precedent. Based on the audited NTA value of RHBCP of RM29.2 million as at 30 June 2001, the indicative transfer consideration shall be RM29.2 million of which indicatively RM16.7 million is proposed to be satisfied through the assumption by RHB Bank of an existing inter-company debt owing by RHB Capital to RHBCP and the balance by cash.

8.1.3 *Proposed Scheme of Arrangement to privatise RHB Sakura*

Proposed privatisation of RHB Sakura via a scheme of arrangement pursuant to Sections 176 and 178 of the Companies Act, 1965 whereby RHB Capital will acquire the remaining 165,888,605 ordinary shares of RM1.00 each (not held by RHB Capital) representing 49% equity interest in RHB Sakura for a consideration of RM4.00 per RHB Sakura share to be satisfied through RM2.00 in cash and the proposed issuance of RM2.00 nominal amount of redeemable unsecured bonds in RHB Capital for every one (1) RHB Sakura share acquired ('Proposed SOA').

8. Status of Corporate Proposals (continued)

8.1 Proposed Group Restructuring Scheme (continued)

8.1.4 Proposed Acquisition of Straits Asset Holdings Sdn Bhd ('SAHSB') and Proposed Transfer of Securities and Securities Related Business Entities

a) On 20 March 2002, RHB Marketing Services Sdn Bhd ('RHB Marketing Services'), a wholly-owned subsidiary of RHB Capital, G.K. Goh Holdings Ltd ('G.K. Goh') and RHB Capital entered into a conditional sale of shares agreement for the proposed acquisition of the remaining 37% equity interest in SAHSB comprising 16,667,000 ordinary shares of RM1.00 each by RHB Marketing from G.K. Goh for a cash consideration based on 1.4 times of 37% of the audited NTA value of SAHSB and its subsidiaries ('SAHSB Group') as at the last day of the calendar month preceding the date of fulfilment of all the conditions precedent to be paid in cash by RHB Capital on behalf of RHB Marketing Services to G.K. Goh ('Proposed Acquisition of SAHSB'). SAHSB will become a wholly-owned subsidiary company of RHB Marketing Services upon completion of the Proposed Acquisition of SAHSB.

   Based on the audited NTA of the SAHSB Group as at 30 June 2001 of RM95.3 million, the indicative cash purchase consideration for the Proposed Acquisition of SAHSB shall be RM49.4 million.

   It is intended that the stockbroking business of Straits Securities Sdn Bhd (which is a wholly-owned subsidiary of SAHSB) will be merged with the stockbroking business of Rashid Hussain Securities Sdn Bhd subsequent to the completion of the Proposed Acquisition of SAHSB.

b) RHB Capital proposes to enter into a conditional sale and purchase agreement to transfer its securities and securities related business entities ('Securities Companies') to RHB Sakura (which would have become a wholly-owned subsidiary of RHB Capital upon completion of the Proposed SOA) based on 1.0 time to 1.5 times the audited NTA value of the respective entities as at the last day of the calendar month preceding the date of fulfilment of all the conditions precedent. RHB Sakura proposes to satisfy the transfer consideration through the proposed issuance of RM165 million RHB Sakura Tier II subordinated-debt ('RHB Sakura Sub-Debt') and the balance by cash.

8.1.5 Proposed Voluntary Partial Offer by the Company

On 8 February 2002, Arab-Malaysian on behalf of the Company submitted an application ('VO Application') to seek the approval of the Securities Commission (SC) for the Company's proposal to undertake a voluntary partial take-over offer to increase its equity interest in shares and warrants of RHB Capital up to a maximum of 75% through the acquisition of up to an additional 19.6% and 54.5% of RHB Capital shares and warrants outstanding respectively ('Proposed Voluntary Partial Offer') prior to the completion of the Proposed Acquisition of Bank Utama. The consideration for the Proposed Voluntary Partial Offer is proposed to be satisfied by the issuance of new RHB shares and new RHB ICULS-B. In the VO Application, Arab-Malaysian on behalf of the Company, sought the approval of the SC for, *inter-alia*, a waiver from complying with the requirement of the Malaysian Code on Take-overs and Mergers, 1998 ('Code') to serve the notice of voluntary partial offer ('Notice') to the Board of Directors of RHB Capital upon announcement of the Proposed Voluntary Partial Offer.

In its letters dated 4 March 2002 and 13 March 2002, the SC approved the Proposed Voluntary Partial Offer and the Company's application for a waiver to serve the Notice upon announcement of the Proposed Voluntary Partial Offer as mentioned above. In this respect, the Company will serve the Notice to the Board of Directors of RHB Capital upon the receipt of the following:-

8. Status of Corporate Proposals (continued)

8.1 Proposed Group Restructuring Scheme (continued)

8.1.5 Proposed Voluntary Partial Offer by RHB (continued)

(a) the last requisite authorities' approval for the Proposed Group Restructuring Scheme; and

(b) the approval for the Proposed Voluntary Partial Offer from the shareholders of the Company.

The SC's approval for the Proposed Voluntary Partial Offer is subject to the condition that the Company makes full disclosure in the offer document to be dispatched to the RHB Capital shareholders in respect of the effect of the Proposed Group Restructuring Scheme and the proposed disposals by Malaysian Resources Corporation Berhad ('MRCB') and Tan Sri Dato Abdul Rashid Hussain of their stakes in RHB to UBG, on the shareholding structure of the Company and RHB Capital.

The new RHB shares to be issued pursuant to the Proposed Voluntary Partial Offer will not be entitled to the Proposed Restricted Offer for Sale of the RHB ICULS-A by UBG.

The Board of Directors of the Company ('the Board') has proposed the following indicative terms for the Proposed Voluntary Partial Offer:-

- one (1) new RHB share of RM1.00 each and RM1.00 nominal amount of new RHB ICULS-B for every one (1) RHB Capital share held; and
- seven (7) new RHB shares of RM1.00 each for every twenty (20) RHB Capital warrants held.

The final terms of the Proposed Voluntary Partial Offer including the issue price and the number of new RHB shares and new RHB ICULS-B to be issued as consideration will be determined by the Board at a later stage, prior to the serving of the Notice to the Board of Directors of RHB Capital and after taking into account the then prevailing market prices.

8.1.6 Proposed Repayment of Borrowings by the Company and RHB Capital

Proposed repayment of the RHB Group's borrowings comprising:-

(i) RM1.0 billion by the Company consisting of the Company's existing outstanding RM800 million nominal value of 2.5% per annum redeemable secured bonds and RM200 million of its short term borrowings; and

(ii) RM200 million of its short term borrowings by RHB Capital,

upon the completion of the Proposed Group Restructuring Scheme.

8.2 Abortion of the previous Proposed Restructuring Scheme

With regard to the announcements dated 25 September 2000 and 6 December 2000 wherein Arab-Malaysian on behalf of the RHB Group announced the details of the Group's previous proposed restructuring scheme ('Previous Scheme'), Arab-Malaysian also announced on 20 March 2002 that the Board of Directors of the Company, RHB Capital and RHB Sakura had on 5 February 2002, 7 February 2002 and 8 February 2002 respectively passed the relevant Board resolutions to abort the Previous Scheme.

8. Status of Corporate Proposals (continued)

8.3 Other Proposals by the Company

8.3.1 Proposed extension of the duration and exercise period of the RHB Warrants 1999/2002 ('Proposed Extension of RHB Warrants 1999/2002); Proposed extension of the duration and exercise period of the RHB Warrants 2001/2002 ('Proposed Extension of RHB Warrants 2001/2002') and Proposed swapping of RHB Warrants 1997/2007 with additional RHB Warrants 2001/2002 ('Proposed Swapping') (collectively known as 'Warrants Proposals')

Further to the application of the Warrants Proposals, the SC and the Company's shareholders and holders of RHB Warrants 1999/2002 had on 14 February 2002 and 20 March 2002 respectively approved the proposed extension of RHB Warrants 1999/2002 by approximately seven (7) years from 24 March 2002 to expire on 16 August 2009.

The SC and the Company's shareholders and holders of RHB Warrants 2001/2002 had on 20 February 2002 and 20 March 2002 respectively approved the proposed extension of RHB Warrants 2001/2002 by five (5) years from 24 March 2002 to expire on 24 March 2007.

With the above approvals, the Company has obtained all the necessary approvals for the Extension of RHB Warrants 1999/2002 and the Extension of RHB Warrants 2001/2002. Accordingly, the Company has executed the respective supplemental deed polls on 20 March 2002 to effect the extension of the duration and exercise period of the RHB Warrants 1999/2002 and RHB Warrants 2001/2002 to expire on 16 August 2009 and 24 March 2007 respectively.

In relation to Proposed Swapping, the SC stated that any proposal for the issuance of additional replacement warrants is not permitted after 30 June 2000 as set out in SC's press release dated 30 December 1999. As such, the SC did not approve the Proposed Swapping.

Other than the above, there were no other material corporate proposals that have been announced but not completed as at the date of this announcement.

9. Issuance and Repayment of Debt and Equity Securities

During the third quarter ended 31 March 2002, the Company's issued and paid up share capital was increased from RM463,472,014 to RM463,513,281 with the issuance of 36,267 ordinary shares of RM1 each arising from the exercise of RHB Warrants 2001/2002 (now known as RHB Warrants 2001/2007) and the balance from the issuance of 5,000 ordinary shares of RM1 each arising from the exercise of RHB Warrants 1999/2002 (now known as RHB Warrants 1999/2009).

Other than the above, there were no issuance and repayment of debt and equity securities, share buy-backs, share cancellations, shares held as treasury shares and resale of treasury shares during the period ended 31 March 2002.

10. Deposits and Placements of Financial Institutions and Debt Securities and Borrowings

a) Deposits and Placements of Financial Institutions

	As at 31 Mar 2002 RM'000	As at 30 June 2001 RM'000
Deposits from customers		
- Fixed deposits and negotiable instruments of deposit		
One year or less (short-term)	**24,735,414**	26,262,525
More than one year (medium/long-term)	**588,486**	1,271,220
- Others	**11,773,387**	10,347,554
	37,097,287	37,881,299
Deposits and placements of banks and other financial institutions		
One year or less (short-term)	**5,629,016**	3,213,481
More than one year (medium/long-term)	**590,204**	940,765
	6,219,220	4,154,246

b) Borrowings

	As at 31 Mar 2002 RM'000	As at 30 June 2001 RM'000
Secured:		
Revolving credit	**1,386,337**	1,395,540
Term loan	**180,000**	180,000
Overdrafts	**49,476**	49,638
2.5% Redeemable Non-convertible Bonds	**800,000**	800,000
Unsecured:		
Revolving credit	**305,250**	332,000
Term Loan	**545,000***	166,936
Overdrafts	**7,506**	8,682
USD 200 million 1.5% Redeemable Exchangeable Bonds	**760,000**	760,000
6.0% Redeemable Bonds	**150,000**	150,000
	4,183,569	3,842,796

Maturity period of borrowings:

Repayable within one year	**4,033,569**	3,512,796
One year to three years	**150,000**	330,000
	4,183,569	3,842,796

* Includes USD100m syndicated term loan drawdown by RHB Bank during the quarter.

RASHID HUSSAIN BERHAD (163211 – V)
NOTES TO FINANCIAL STATEMENTS
FOR THE THIRD QUARTER ENDED 31 MARCH 2002

11. Commitments and Contingencies

In the normal course of business, the Group makes various commitments and incurs certain contingent liabilities with legal recourse to its customers. No material losses are anticipated as a result of these transactions.

As at 31 Mar 2002, the Company has extended unsecured guarantees totalling RM45,920,000 (30 June 2001: RM45,920,000) for the borrowings of its subsidiary company. As at balance sheet date, these banking facilities were fully utilised (30 June 2001: fully utilised) by the subsidiary companies of the Company.

Risk Weighted Exposures of the Group

	As at 31 Mar 2002		As at 30 June 2001	
	Principal Amount RM million	**Credit Equivalent Amount* RM million**	Principal Amount RM million	Credit Equivalent Amount* RM million
Direct credit substitutes	**3,046**	**3,046**	2,819	2,813
Certain transaction related contingent items	**1,337**	**668**	1,394	697
Short-term self-liquidating trade-related contingencies	**926**	**185**	860	172
Obligations under underwriting agreements	**396**	**198**	422	211
Irrevocable commitments to extend credit				
- maturity exceeding one year	**2,972**	**1,486**	2,767	1,384
- maturity not exceeding one year	**18,736**	**-**	17,633	-
Foreign exchange-related contracts				
- less than one year	**3,210**	**51**	6,493	95
Interest rate-related contracts				
- less than one year	**638**	**-**	524	-
- one year to less than five years	**819**	**14**	363	6
- more than five years	**11**	**-**	-	-
Others	**662**	**1**	702	-
	32,753	**5,649**	33,977	5,378

* The credit equivalent amount is arrived at using the credit conversion factors as per BNM's circulars.

12. Off Balance Sheet Financial Instruments

Value of Contracts Classified by Remaining Period to Maturity/Next Re-pricing Date (whichever is earlier) as at the end of third quarter ended 31 March 2002.

Group

Items	Principal Amount RM' million	1 month or less RM' million	> 1 - 3 months RM' million	> 3 – 6 months RM' million	> 6 – 12 months RM' million	> 1 – 5 years RM' million	> 5 years RM' million	Margin Requirement RM' million
Foreign exchange related contracts								
- forwards	1,913	744	640	288	241	-	-	-
- swaps	1,278	541	119	618	-	-	-	-
- options	5	1	3	1	-	-	-	-
- others	14	14	-	-	-	-	-	-
Interest rate related contracts								
- forwards	-	-	-	-	-	-	-	-
- futures	1,048	-	216	130	287	404	11	1
- swaps	420	-	-	-	5	415	-	-
Total	4,678	1,300	978	1,037	533	819	11	1

Foreign exchange, interest rate and equity and commodity related contracts are subject to market risk and credit risk.

Market risk
Market risk is the potential change in value caused by movement in market rates or prices. The contractual amounts stated above provide only a measure of involvement in these types of transactions and do not represent the amount subject to market risk. Exposure to market risk may be reduced through offsetting on and off balance sheet positions. As at 31 March 2002, the amount of contracts which were not hedged and hence, exposed to market risk was RM661,304,000 (30 June 2001: RM658,666,000).

Credit risk
Credit risk arises from the possibility that a counter-party may be unable to meet the terms of a contract in which the banking subsidiary companies have a gain position. As at 31 March 2002, the amounts of credit risk, measured in term of the cost to replace the profitable contracts, was RM18,457,000 (30 June 2001: RM21,875,000). This amount will increase or decrease over the life of the contracts, mainly as a function of maturity dates and market rates or prices.

RHB Bank has also given a continuing guarantee to BNM to meet the liabilities and financial obligations and requirements of its subsidiary, RHB Bank (L) Ltd., arising from offshore banking business in the Federal Territory of Labuan.

Other than the above, there were no other off balance sheet transactions in the Group which were not in the ordinary course of business.

12. Off Balance Sheet Financial Instruments (continued)

Related accounting policies

(i) Forward exchange contracts

Unmatured forward exchange contracts are valued at forward rates as at balance sheet date, applicable to their respective dates of maturity, and unrealised losses and gains are recognised in the income statement.

(ii) Financial futures

Financial futures contracts are valued at closing market prices as at balance sheet date. The resulting profits and losses are included in the income statement.

(iii) Interest rate swaps, futures, forward and option contracts

The banking subsidiary companies act as intermediaries with counter parties who wish to swap their interest obligations. These subsidiary companies also use interest rate swaps, futures and forward and option contracts in their trading account activities and in overall interest rate risk management.

Interest income or interest expense associated with interest rate swaps that qualify as hedges is recognised over the life of the swap agreement as a component of interest income or interest expense. Gains and losses on interest rate swaps, futures, forward and option contracts that qualify as hedges are deferred and amortised over the life of the hedged assets or liabilities as adjustments to interest income or interest expense.

Gains and losses on interest rate swaps, futures, forward and option contracts that do not qualify as hedges are recognised in the current year using the mark-to-market method, and are included in the income statement.

13. Material Litigation

On 19 October 2001, RHB Capital announced that a Writ of Summons has been filed at the High Court of Malaya in Kuala Lumpur against Carta Bintang Sdn Bhd ('CBSB'), the vendor of SJ Securities Sdn Bhd ('SJ Securities'), for the recovery of the deposit paid by RHB Capital pursuant to the sale of shares agreement dated 7 November 2000 between CBSB and RHB Capital for the sale and purchase of shares in SJ Securities. On 8 November 2001, RHB Capital further announced that the sealed Writ of Summons was served on the solicitors for CBSB on 7 November 2001.

On 29 November 2001, RHB Capital announced that the Defence and Counterclaim of CBSB was served on RHB Capital's solicitors on 26 November 2001. The overall amount claimed by CBSB in the Counterclaim is RM258,688,153.42 together with interest thereon and costs. RHB Capital filed its Reply to the Defence and a Defence to the Counterclaim on 19 December 2001.

The Group does not have any material litigation, which in the opinion of the directors would have a material adverse effect on the financial results of the Group.

14. Segmental Reporting

The revenue, profit and assets of the Group by segment is as follows:

a) By industry segment

Current Period Ended 31 March 2002	Operating Revenue RM'000	Profit/(Loss) Before Interest, Taxation and Zakat RM'000	Assets Employed RM'000
Commercial banking	2,004,675	230,062	50,563,486
Merchant banking	161,581	48,146	3,539,634
Finance companies and leasing	157,729	67,775	2,317,180
Securities and asset management	51,757	(5,813)	634,353
Insurance	19,644	17,210	143,985
Unit trust	7,940	1,856	5,796
Properties	1,306	(15,439)	746,710
Investment holding and others	4,969	(58,458)	92,526
Subtotal	2,409,601	285,339	58,043,670
Associated company	-	2,086	30,491
Goodwill	-	(84,674)	1,675,841
	2,409,601	202,751	59,750,002
Less: Interest expense	-	(154,818)	-
Operating revenue	2,409,601		
Profit before taxation and zakat		47,933	
Assets employed			59,750,002

Preceding Year Corresponding Period Ended 31 March 2001	Operating Revenue RM'000	Profit/(Loss) Before Interest, Taxation and Zakat RM'000	Assets Employed RM'000
Commercial banking	2,219,881	446,688	49,344,042
Merchant banking	167,043	75,289	3,227,257
Finance companies and leasing	112,255	53,738	2,415,211
Securities and asset management	52,762	(16,053)	226,611
Insurance	9,553	6,341	91,446
Unit trust	8,684	1,339	7,390
Properties	4,295	(7,206)	767,312
Investment holding and others	9,212	(23,048)	48,975
Subtotal	2,583,685	537,088	56,128,244
Associated company	-	(4,931)	48,180
Goodwill	-	(81,977)	1,788,564
	2,583,685	450,180	57,964,988
Less: Interest expense	-	(169,229)	-
Operating revenue	2,583,685		
Profit before taxation and zakat		280,951	
Assets employed			57,964,988

14. Segmental Reporting (continued)

b) By geographical segment

Current Period Ended 31 March 2002	Operating Revenue RM'000	Profit/(Loss) Before Interest, Taxation and Zakat RM'000	Assets Employed RM'000
Malaysia	2,405,628	288,877	57,803,475
Outside Malaysia	3,973	(3,538)	240,195
Subtotal	2,409,601	285,339	58,043,670
Associated company	-	2,086	30,491
Goodwill	-	(84,674)	1,675,841
Subtotal	2,409,601	202,751	59,750,002
Less: Interest expense	-	(154,818)	-
Operating revenue	2,409,601		
Profit before taxation and zakat		47,933	
Assets employed			59,750,002

Preceding Year Corresponding Period Ended 31 March 2001	Operating Revenue RM'000	Profit/(Loss) Before Interest, Taxation and Zakat RM'000	Assets Employed RM'000
Malaysia	2,569,343	529,842	55,587,794
Outside Malaysia	14,342	7,246	540,450
Subtotal	2,583,685	537,088	56,128,244
Associated company	-	(4,931)	48,180
Goodwill	-	(81,977)	1,788,564
Subtotal	2,583,685	450,180	57,964,988
Less: Interest expense	-	(169,229)	-
Operating revenue	2,583,685		
Profit before taxation and zakat		280,951	
Assets employed			57,964,988

The Group activities are principally conducted in Malaysia.

14. Segmental Reporting (continued)

c) Loans, Advances and Financing Analysed by Economic Sectors

	As at 31 Mar 2002 RM'000	As at 30 June 2001 RM'000
Agriculture	**2,101,929**	2,067,061
Mining and quarrying	**117,626**	131,932
Manufacturing	**9,388,350**	10,902,306
Electricity, gas and water	**1,234,889**	1,224,847
Construction	**3,433,515**	3,765,784
Real estate	**2,269,553**	2,231,655
Purchase of landed property of which:		
(i) Residential	**6,609,466**	5,567,117
(ii) Non-residential	**1,196,567**	1,577,542
General commerce	**4,314,533**	4,323,428
Transport, storage and communication	**873,647**	930,889
Finance, insurance and business services	**3,306,275**	3,277,335
Purchase of securities of which:		
(i) Unit trust	**370,068**	428,680
(ii) Non unit trust	**680,116**	917,963
Purchase of transport vehicles	**1,048,124**	679,675
Consumption credit	**1,304,541**	1,368,893
Others	**1,910,579**	2,028,506
	40,159,778	41,423,613

d) Non-performing Loans

	As at 31 Mar 2002 RM'000	As at 30 June 2001 RM'000
Balance as at beginning of financial period/year	**4,769,067**	3,133,240
Amount arising from the acquisition of subsidiary companies	**-**	136,042
Non-performing during the financial period/year	**3,493,740**	3,297,155
Recoveries	**(320,108)**	(508,578)
Non-performing reclassified as performing	**(870,800)**	(954,685)
Amount written off	**(74,638)**	(195,609)
Exchange difference	**(362)**	(1,377)
Amount converted to investment securities	**(837,544)**	(137,121)
Balance as at end of financial period/year	**6,159,355**	4,769,067

14. Segmental Reporting (continued)

e) Loan Loss Provision

	As at 31 Mar 2002 RM'000	As at 30 June 2001 RM'000
General provision		
Balance as at beginning of financial period/year	711,652	688,981
Amount arising from acquisition of subsidiary companies	-	14,536
Return of ex-Sime Bank general provision to BNM	(61,916)	(65,000)
Provisions made during the financial period/year	42,609	74,885
Exchange difference	(289)	(1,750)
Amount transferred to specific provision	2,686	-
Balance as at end of financial period/year	694,742	711,652
Specific provision		
Balance as at beginning of financial period/year	1,570,805	1,462,786
Amount arising from acquisition of subsidiary companies	-	63,745
Provision made during the financial period/year	526,220	421,511
Transfer to provision for diminution in value of investment securities	(8,431)	(42,996)
Amount written back in respect of recoveries	(86,199)	(156,690)
Amount written off	(60,078)	(176,755)
Exchange difference	(43)	(796)
Amount transferred from general provision	(2,686)	-
Balance as at end of financial period/year	1,939,588	1,570,805
Interest-in-suspense		
Balance as at beginning of financial period/year	734,438	535,041
Amount arising from acquisition of subsidiary companies	-	22,700
Interest suspended during the financial period/year	423,811	403,359
Transfer to provision for diminution in value of investment securities	(167)	(14,850)
Amount written back in respect of recoveries	(159,984)	(163,428)
Amount written off	(51,833)	(48,341)
Exchange difference	(37)	(43)
Balance as at end of financial period/year	946,228	734,438

f) Amount Recoverable from Pengurusan Danaharta Nasional Berhad

	As at 31 Mar 2002 RM'000	As at 30 June 2001 RM'000
Balance as at beginning of financial period/year	184,844	457,869
Amount arising from acquisition of subsidiary companies	-	10
Amount arising during the financial period/year	-	1,222
Provision made during the financial period/year	(65,798)	(256,070)
Transfer to provision for diminution in value of investment securities	4,063	-
Amount recovered	(7,901)	(18,187)
Balance as at end of financial period/year	115,208	184,844

15. Changes in Profit for the Quarter

The Group incurred loss before taxation of RM18.5 million for the third quarter ended 31 March 2002 as compared to the profit of RM17.1 million recorded in the preceding quarter ended 31 December 2001 primarily due to lower non-interest income and higher loan loss provisions made in line with the increase in the level of non-performing loans in the banking industry.

16. Review of Group Results

a) Profit Before Taxation and Zakat

The Group recorded a lower profit before tax of RM47.9 million during the period ended 31 March 2002 compared to the profit before tax of RM281.0 million reported in the corresponding period last year. The reduction in profit for the period was due primarily to the higher provision made for loan and financing loss in line with the increase in the level of non-performing loans in the banking industry following the slowdown in the domestic and global economies in 2001.

b) Operating Profit

Operating profit before loan and financing loss and provision of the Group of RM185.2 million (31 March 2001: RM229.4 million) for the quarter ended 31 March 2002 and RM582.2 million (31 March 2001: RM631.0 million) for the 9 months ended 31 March 2002 are arrived at after charging:-

	Individual Quarter		Cumulative Quarter	
	Current Year Third Quarter 31 Mar 2002	Preceding Year Corresponding Third Quarter 31 Mar 2001	**Current Year To Date 31 Mar 2002**	Preceding Year Corresponding Period 31 Mar 2001
	RM'000	RM'000	**RM'000**	RM'000
Interest on borrowings	**43,763**	55,906	**154,818**	169,229
Depreciation	**21,946**	24,755	**68,508**	76,486
Amortisation of goodwill	**28,222**	28,189	**84,674**	81,977
Amortisation of unrealised loss on translation of foreign currency loans	**12,760**	12,760	**38,280**	38,280

RASHID HUSSAIN BERHAD (163211 – V)
NOTES TO FINANCIAL STATEMENTS
FOR THE THIRD QUARTER ENDED 31 MARCH 2002

17. Material events subsequent to the financial period

There are no material events subsequent to the period ended 31 March 2002 that have not been reflected in the financial statements.

18. Seasonal or Cyclical Factors

The business operations of the Group have not been affected by any material seasonal or cyclical factors.

19. Prospects for the current financial year

With the gradual recovery currently underway in both the global and domestic economies, the Group expects the business strategies and processes which have been put in place will bring about an improvement in results in future.

20. Variance of actual profit from forecast profit and profit guarantee

There was no profit forecast or profit guarantee issued by the Group for the period under review.

21. Dividend

The directors do not propose the payment of an interim dividend for the third quarter ended 31 March 2002.

BY ORDER OF THE BOARD

ROSLEY BIN AHMAD
(Licence No. LS005669)

AZLEENA BINTI IDRIS
(Licence No. LS006783)

Secretaries

16 May 2002

SCHEDULE 4

Part 5—RHB Capital unaudited consolidated financial statements for the three months ended 31 March 2002

RHB

RHB CAPITAL BERHAD
(312952-H) Incorporated in Malaysia

Level 8, Tower Three
RHB Centre
Jalan Tun Razak
50400 Kuala Lumpur
Malaysia
Tel: 03-92878888
Fax: 03-92806507

ANNOUNCEMENT OF UNAUDITED CONSOLIDATED RESULTS FOR THE THIRD QUARTER ENDED 31 MARCH 2002

The Board of Directors of RHB Capital Berhad wishes to announce that the unaudited consolidated results of the Group and of the Company for the third quarter ended 31 March 2002 are as follows:-

	Individual Quarter		**Cumulative Quarter**	
	Current Year Third Quarter 31 Mar 2002	Preceding Year Corresponding Third Quarter 31 Mar 2001	**Current Year To Date 31 Mar 2002**	Preceding Year Corresponding Period 31 Mar 2001
	RM'000	RM'000	**RM'000**	RM'000
Interest income	**657,027**	729,608	**1,985,657**	2,149,402
Interest expense	**(286,920)**	(344,817)	**(924,434)**	(1,054,285)
Net interest income	**370,107**	384,791	**1,061,223**	1,095,117
Income from Skim Perbankan Islam	**16,691**	14,176	**53,941**	33,325
	386,798	398,967	**1,115,164**	1,128,442
Non-interest income	**106,833**	133,280	**400,879**	418,625
Net income	**493,631**	532,247	**1,516,043**	1,547,067
Overhead expenses	**(214,866)**	(217,542)	**(656,311)**	(657,384)
Operating profit before loan and financing loss and provision	**278,765**	314,705	**859,732**	889,683
Loan and financing loss and provision	**(205,285)**	(166,929)	**(536,352)**	(345,114)
Operating profit after loan and financing loss and provision	**73,480**	147,776	**323,380**	544,569
Share of the profit/(loss) of an associated company	**1,590**	(1,203)	**2,086**	(4,931)
Profit before taxation and zakat	**75,070**	146,573	**325,466**	539,638
Taxation and zakat	**(25,749)**	(57,286)	**(112,003)**	(175,321)
Profit after taxation and zakat	**49,321**	89,287	**213,463**	364,317
Minority interests	**(15,591)**	(35,980)	**(77,065)**	(128,947)
Profit after taxation, zakat and minority interests	**33,730**	53,307	**136,398**	235,370
Earnings per share for the period				
- Basic (sen)	**1.3**	2.3	**5.7**	11.1
- Fully diluted (sen)	**1.3**	2.3	**5.7**	11.1

RHB

RHB CAPITAL BERHAD (312952 – H)

CONSOLIDATED BALANCE SHEET AS AT 31 MARCH 2002

	As at 31 Mar 2002 RM'000	As at 30 June 2001 RM'000
ASSETS		
Cash and short term funds	5,451,813	4,093,021
Securities purchased under resale agreements	71,545	-
Deposits and placements with financial institutions	1,842,902	1,239,372
Dealing securities	4,671,879	4,761,645
Investment securities	5,758,554	5,305,802
Loans, advances and financing	36,579,220	38,406,718
Clients' and brokers' balances	422,768	105,480
Investments in associated companies	30,491	49,796
Amount due from holding company	603,146	568,230
Amount recoverable from Pengurusan Danaharta Nasional Berhad	115,208	184,844
Tax recoverable	24,373	20,806
Deferred taxation benefit	48,914	-
Other assets	392,691	410,690
Statutory deposits	1,228,825	1,019,889
Goodwill	268,843	280,723
Fixed assets	950,959	920,767
Total assets	58,462,131	57,367,783
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits from customers	37,097,287	37,881,299
Deposits and placements of banks and financial institutions	6,219,220	4,154,246
Obligations on securities sold under repurchase agreements	1,940,574	1,834,827
Amount due to Cagamas	373,170	280,432
Bills and acceptances payable	3,743,318	4,768,815
Clients' and brokers' balances	414,198	93,830
Other liabilities	949,407	859,060
Taxation	239,942	497,080
Deferred taxation	-	4,285
Borrowings	1,387,756	1,037,618
Irredeemable Non-cumulative Convertible Preference Shares	1,104,469	1,104,469
	53,469,341	52,515,961
Minority interests	1,419,432	1,387,150
Total liabilities	54,888,773	53,903,111
Share capital	1,823,468	1,823,468
Non-distributable reserves	1,963,517	1,918,083
Accumulated loss	(213,627)	(276,879)
Total shareholders' equity	3,573,358	3,464,672
Total liabilities and shareholders' equity	58,462,131	57,367,783
Commitments and contingencies	32,753,015	33,977,975
Net tangible assets per share (RM)	1.81	1.75

RHB CAPITAL BERHAD (312952 – H)
NOTES TO FINANCIAL STATEMENTS
FOR THE THIRD QUARTER ENDED 31 MARCH 2002

1. **Group Accounting Policies**

   There are no changes in the Group's accounting policies and methods of computation used in this set of financial statements during the period ended 31 March 2002 as compared with the annual financial statements for the year ended 30 June 2001 other than compliance with the relevant approved Accounting Standards issued by Malaysian Accounting Standards Board which became operative during the period ended 31 March 2002.

2. **Exceptional Items**

   There were no exceptional items during the period ended 31 March 2002.

3. **Extraordinary Items**

   There were no extraordinary items during the period ended 31 March 2002.

4. **Taxation and zakat**

	Individual Quarter		**Cumulative Quarter**	
	Current Year Third Quarter 31 Mar 2002	Preceding Year Corresponding Third Quarter 31 Mar 2001	**Current Year To Date 31 Mar 2002**	Preceding Year Corresponding Period 31 Mar 2001
	RM'000	RM'000	**RM'000**	RM'000
Current Malaysian taxation				
- Based on profit for the period	**40,644**	52,946	**165,891**	196,021
- (Over)/Under provision in respect of prior period	**(190)**	6,132	**(67)**	332
- Transfer to deferred taxation benefit	**(14,836)**	(1,158)	**(53,217)**	(27,934)
	25,618	57,920	**112,607**	168,419
Foreign taxation based on profit for the period	**5**	(685)	**(794)**	6,758
	25,623	57,235	**111,813**	175,177
Zakat	**126**	51	**190**	144
	25,749	57,286	**112,003**	175,321

The effective tax rate is higher than the statutory tax rate for the quarter and the period ended 31 March 2002 as certain expenses are not deductible for tax purposes and profits made by some subsidiaries could not be offset against losses incurred by other subsidiaries.

5. **Profit on Sale of Unquoted Investments and/or Properties**

   Other than in the ordinary course of business and as stated in Note 7 below, there were no sales of unquoted investments and/or properties during the period ended 31 March 2002.

6. **Purchase and Sale of Quoted Securities**

   Other than in the ordinary course of business, there were no purchases or disposals of quoted securities during the period ended 31 March 2002.

7. Changes in Composition of the Group

Except as stated below, there were no significant changes in the composition of the Group during the period ended 31 March 2002.

7.1 Disposal of RHB-Cathay Securities Pte Ltd's stockbroking business

On 15 June 2001, the Company announced that its associated company in Singapore, RHB-Cathay Securities Pte Ltd ('RHB-Cathay'), in which the Company via its wholly-owned subsidiary RHB Asia Pte Ltd holds 49% equity interest, will be entering into an agreement with UOB-Kay Hian Pte Ltd ('UOBKH') for the disposal of RHB-Cathay's stockbroking business to UOBKH ('Proposed Disposal') for a cash consideration of S$9.7 million (or approximately RM20.27 million based on an exchange rate of S$1.00 = RM2.09) subject to adjustments as provided in the said agreement. The consideration amount of S$9.7 million includes S$1.9 million for the fixed assets of RHB-Cathay.

On 4 October 2001, the Company announced that RHB-Cathay has completed the disposal of its stockbroking business to UOBKH, and it is intended that RHB-Cathay be liquidated and the proceeds from the eventual realisation of the net assets (including the consideration received for the disposal less liquidation costs) be distributed to RHB-Cathay's shareholders. Such proceeds are expected to enable RHB Capital to realise a surplus over the value of the investment in RHB-Cathay.

7.2 Members' voluntary winding-up of RHB-Cathay Research Pte Ltd

On 9 November 2001, the Company announced that at an extraordinary general meeting of RHB-Cathay Research Pte Ltd ('RHB-Cathay Research') held on 7 November 2001, a special resolution was passed to commence proceedings for a members' voluntary winding-up of RHB-Cathay Research, a wholly owned subsidiary of RHB-Cathay.

7.3 Cessation of operations of Rashid Hussain Securities (Philippines), Inc

On 19 October 2001, the Company announced that it is planning to cease the stockbroking operations of Rashid Hussain Securities (Philippines) Inc ('RHS Philippines'), an indirect subsidiary of the Company, subject to clearance of all legal and regulatory requirements.

On 9 November 2001, the Company announced that on 8 November 2001, RHS Philippines notified the regulatory authorities in Philippines of its intended date of cessation of operations. RHS Philippines has since ceased operations effective from the close of business on 10 December 2001.

7.4 Striking-Off and Dissolution of Rashid Hussain Securities Limited

On 18 September 2001, the Company announced that Rashid Hussain Securities Limited ('RHSL'), an indirect wholly-owned subsidiary of the Company, has been struck-off from the register of companies and dissolved on 18 September 2001 pursuant to Section 652A of the Companies Act, 1985 of England and Wales. The striking-off and dissolution of RHSL was made pursuant to an application by RHSL for voluntary striking-off and dissolution. The notice of striking-off and dissolution of RHSL was received from the Registrar of Companies, Cardiff, Wales on 14 September 2001. RHSL was a dormant company after having ceased operations on 23 June 1999. With the striking-off and dissolution, RHSL ceases to be an indirect wholly-owned subsidiary of RHB Capital.

7.5 Cessation of operations of PT Rashid Hussain Securities ('PT RHS')

Further to the announcement on 11 July 2001 in relation to the cessation of the stockbroking operations of PT Rashid Hussain Securities ('PTRHS') which took effect from 31 July 2001, the Company announced on 16 April 2002 that its wholly owned subsidiary, RHB Capital (Jersey) Limited had on 15 April 2002 appointed PT PricewaterhouseCoopers FAS, Jakarta ('PwC') as the liquidator of PT RHS, a subsidiary of RHB Capital (Jersey) Limited based in Jakarta, Indonesia. The net book value of the affected assets as at 31 July 2001 was IDR6.37 billion.

8. Status of Corporate Proposals

8.1 Proposed Group Restructuring Scheme

Further to the announcement by the Company's holding company, Rashid Hussain Berhad ('RHB') on 23 April 2001 in relation to the approval of the Minister of Finance ('MOF') via Bank Negara Malaysia ('BNM') for RHB to enter into negotiations with Utama Banking Group Berhad ('UBG') for the proposed merger of the RHB and UBG banking groups, Arab-Malaysian Merchant Bank Berhad ('Arab-Malaysian'), on behalf of RHB, the Company and RHB Sakura ('RHB Group' or 'Group') announced on 20 March 2002, the successful conclusion of the negotiations leading to the execution of the relevant conditional agreements for the proposed merger as well as the proposed group restructuring scheme of the RHB Group ('Proposed Group Restructuring Scheme'). The Proposed Group Restructuring Scheme, which has been approved by the MOF via letters dated 11 March 2002 and 12 March 2002 from BNM to RHB and approved by the respective Board of Directors of RHB, the Company, RHB Bank Berhad ('RHB Bank') and RHB Sakura, involves the following proposals as set out in Section 8.1.1 to Section 8.1.6 below :-

8.1.1 Proposed Acquisition of Bank Utama (Malaysia) Berhad ('Bank Utama') and Proposed Merger of Bank Utama with RHB Bank

On 20 March 2002, RHB, RHB Bank, Cahya Mata Sarawak Berhad and UBG entered into a conditional sale and purchase agreement for the proposed acquisition of the entire equity interest of Bank Utama comprising 800,000,000 ordinary shares of RM1.00 each by RHB Bank from UBG based on 2.0 times the adjusted Net Tangible Assets ('NTA') value of Bank Utama as at the last day of the calendar month preceding the fulfilment of all the conditions precedent.

The purchase consideration is proposed to be satisfied by RHB on behalf of RHB Bank through the issuance of new RHB Irredeemable Convertible Unsecured Loan Stocks-A ('RHB ICULS-A'), new RHB Irredeemable Convertible Unsecured Loan Stocks-B ('RHB ICULS-B') and cash. The amount due and owing by RHB Bank to RHB will be repaid through the proposed issuance of an equivalent amount of Tier-II RHB Bank subordinated-debt to RHB, the actual amount of which will be determined upon finalization of the purchase consideration following a due diligence exercise ('Proposed Acquisition of Bank Utama'). Based on the latest available audited NTA of Bank Utama of RM800 million as at 31 December 2000, the indicative purchase consideration for the Proposed Acquisition of Bank Utama is RM1.6 billion.

The RHB ICULS-A to be issued to UBG pursuant to the Proposed Acquisition of Bank Utama shall be offered to all the shareholders of RHB by UBG by way of a restricted offer for sale on a renounceable basis after the completion of the Proposed Acquisition of Bank Utama on the basis of one (1) RHB ICULS-A for every one (1) existing RHB share held as at an entitlement date to be determined ('Proposed Restricted Offer For Sale').

Upon completion of the Proposed Acquisition of Bank Utama, RHB Bank will merge the commercial banking business of Bank Utama with RHB Bank.

8. Status of Corporate Proposals (continued)

8.1 Proposed Group Restructuring Scheme (continued)

8.1.2 Proposed Transfer and Acquisition of RHB Leasing Sdn Bhd ('RHB Leasing') and RHB Capital Properties Sdn Bhd ('RHBCP')

a) On 20 March 2002, RHB Delta Finance Berhad ('RHB Delta Finance'), a wholly-owned subsidiary of RHB Bank entered into a conditional share sale agreement with the Company and CDIB (collectively referred to as 'Vendors') for the proposed transfer of the 70% equity interest in RHB Leasing comprising 7,000,000 ordinary shares of RM1.00 each from the Company to RHB Delta Finance and proposed acquisition of 30% equity interest in RHB Leasing comprising 3,000,000 ordinary shares of RM1.00 each by RHB Delta Finance from China Development Industrial Bank Inc. ('CDIB') for a total cash consideration based on 1.1 times the audited NTA value of RHB Leasing as at the last day of the calendar month preceding the date of fulfilment of all the conditions precedent. ('Proposed Transfer of RHB Leasing' and 'Proposed Acquisition of 30% Equity Interest in RHB Leasing' respectively).

Based on the audited NTA of RHB Leasing as at 30 June 2001 of approximately RM100.3 million, the indicative cash consideration for the Proposed Transfer of RHB Leasing and the Proposed Acquisition of 30% Equity Interest in RHB Leasing are approximately RM77.2 million and RM33.1 million respectively.

b) On 20 March 2002, the Company and RHB Bank entered into a conditional share sale agreement for the proposed transfer of the entire equity interest in RHBCP comprising 21,800,000 ordinary shares of RM1.00 each from the Company to RHB Bank based on 1.0 time the audited NTA value of RHBCP as at the last day of the calendar month preceding the date of fulfilment of all the conditions precedent. Based on the audited NTA value of RHBCP of RM29.2 million as at 30 June 2001, the indicative transfer consideration shall be RM29.2 million of which indicatively RM16.7 million is proposed to be satisfied through the assumption by RHB Bank of an existing inter-company debt owing by the Company to RHBCP and the balance by cash.

8.1.3 Proposed Scheme of Arrangement to privatise RHB Sakura

Proposed privatisation of RHB Sakura via a scheme of arrangement pursuant to Sections 176 and 178 of the Companies Act, 1965 whereby the Company will acquire the remaining 165,888,605 ordinary shares of RM1.00 each (not held by the Company) representing 49% equity interest in RHB Sakura for a consideration of RM4.00 per RHB Sakura share to be satisfied through RM2.00 in cash and the proposed issuance of RM2.00 nominal amount of redeemable unsecured bonds in the Company for every one (1) RHB Sakura share acquired ('Proposed SOA').

8.1.4 Proposed Acquisition of Straits Asset Holdings Sdn Bhd ('SAHSB') and Proposed Transfer of Securities and Securities Related Business Entities

a) On 20 March 2002, RHB Marketing Services Sdn Bhd ('RHB Marketing Services') a wholly-owned subsidiary of the Company, G.K. Goh Holdings Ltd ('G.K. Goh') and the Company entered into a conditional sale of shares agreement for the proposed acquisition of the remaining 37% equity interest in SAHSB comprising 16,667,000 ordinary shares of RM1.00 each by RHB Marketing from G.K. Goh for a cash consideration based on 1.4 times of 37% of the audited NTA value of SAHSB and its subsidiaries ('SAHSB Group') as at the last day of the calendar month preceding the date of fulfilment of all the conditions precedent to be paid in cash by the Company on behalf of RHB Marketing Services to G.K. Goh ('Proposed Acquisition of SAHSB'). SAHSB will become a wholly-owned subsidiary company of RHB Marketing Services upon completion of the Proposed Acquisition of SAHSB.

8. Status of Corporate Proposals (continued)

8.1 Proposed Group Restructuring Scheme (continued)

8.1.4 Proposed Acquisition of Straits Asset Holdings Sdn Bhd ('SAHSB') and Proposed Transfer of Securities and Securities Related Business Entities (continued)

Based on the audited NTA of the SAHSB Group as at 30 June 2001 of RM95.3 million, the indicative cash purchase consideration for the Proposed Acquisition of SAHSB shall be RM49.4 million.

It is intended that the stockbroking business of Straits Securities Sdn Bhd (which is a wholly-owned subsidiary of SAHSB) will be merged with the stockbroking business of Rashid Hussain Securities Sdn Bhd subsequent to the completion of the Proposed Acquisition of SAHSB.

b) The Company proposes to enter into a conditional sale and purchase agreement to transfer its securities and securities related business entities ('Securities Companies') to RHB Sakura (which would have become a wholly-owned subsidiary of the Company upon completion of the Proposed SOA) based on 1.0 time to 1.5 times the audited NTA value of the respective entities as at the last day of the calendar month preceding the date of fulfilment of all the conditions precedent. RHB Sakura proposes to satisfy the transfer consideration through the proposed issuance of RM165 million RHB Sakura Tier II subordinated-debt ('RHB Sakura Sub-Debt') and the balance by cash.

8.1.5 Proposed Voluntary Partial Offer by RHB

On 8 February 2002, Arab-Malaysian on behalf of RHB submitted an application ('VO Application') to seek the approval of the SC for RHB's proposal to undertake a voluntary partial take-over offer to increase its equity interest in shares and warrants of the Company to up to a maximum of 75% through the acquisition of up to an additional 19.6% and 54.5% of the Company's shares and warrants outstanding respectively ('Proposed Voluntary Partial Offer') prior to the completion of the Proposed Acquisition of Bank Utama. The consideration for the Proposed Voluntary Partial Offer is proposed to be satisfied by the issuance of new RHB shares and new RHB ICULS-B. In the VO Application, Arab-Malaysian on behalf of RHB, sought the approval of the SC for, *inter-alia*, a waiver from complying with the requirement of the Malaysian Code on Take-overs and Mergers, 1998 ('Code') to serve the notice of voluntary partial offer ('Notice') to the Board of Directors of the Company upon announcement of the Proposed Voluntary Partial Offer.

In its letters dated 4 March 2002 and 13 March 2002, the SC approved the Proposed Voluntary Partial Offer and RHB's application for a waiver to serve the Notice upon announcement of the Proposed Voluntary Partial Offer as mentioned above. In this respect, RHB will serve the Notice to the Board of Directors of the Company upon the receipt of the following:-

(a) the last requisite authorities' approval for the Proposed Group Restructuring Scheme; and

(b) the approval for the Proposed Voluntary Partial Offer from the shareholders of RHB.

The SC's approval for the Proposed Voluntary Partial Offer is subject to the condition that RHB makes full disclosure in the offer document to be dispatched to the Company's shareholders in respect of the effect of the Proposed Group Restructuring Scheme and the proposed disposals by Malaysian Resources Corporation Berhad ('MRCB') and Tan Sri Dato Abdul Rashid Hussain of their stakes in RHB to UBG, on the shareholding structure of RHB and the Company.

The new RHB shares to be issued pursuant to the Proposed Voluntary Partial Offer will not be entitled to the Proposed Restricted Offer for Sale of the RHB ICULS-A by UBG.

8. Status of Corporate Proposals (continued)

8.1 Proposed Group Restructuring Scheme (continued)

8.1.5 Proposed Voluntary Partial Offer by RHB (continued)

The Board of RHB has proposed the following indicative terms for the Proposed Voluntary Partial Offer:-

- one (1) new RHB share of RM1.00 each and RM1.00 nominal amount of new RHB ICULS-B for every one (1) RHB Capital share held; and
- seven (7) new RHB shares of RM1.00 each for every twenty (20) RHB Capital warrants held.

The final terms of the Proposed Voluntary Partial Offer including the issue price and the number of new RHB shares and new RHB ICULS-B to be issued as consideration will be determined by the Board of RHB at a later stage, prior to the serving of the Notice to the Board of Directors of the Company and after taking into account the then prevailing market prices.

8.1.6 Proposed Repayment of Borrowings by RHB and the Company

Proposed repayment of the RHB Group's borrowings comprising:-

(i) RM1.0 billion by RHB consisting of RHB's existing outstanding RM800 million nominal value of 2.5% per annum redeemable secured bonds and RM200 million of its short term borrowings; and

(ii) RM200 million of its short term borrowings by the Company,

upon the completion of the Proposed Group Restructuring Scheme.

8.2 Abortion of the previous Proposed Restructuring Scheme

With regard to the announcements dated 25 September 2000 and 6 December 2000 wherein Arab-Malaysian on behalf of the RHB Group announced the details of the Group's previous proposed restructuring scheme ('Previous Scheme'), Arab-Malaysian also announced on 20 March 2002 that the Board of Directors of RHB, RHB Capital and RHB Sakura had on 5 February 2002, 7 February 2002 and 8 February 2002 respectively passed the relevant Board resolutions to abort the Previous Scheme.

Other than the above, there were no other material corporate proposals that have been announced but not completed as at the date of this announcement.

9. Issuance and Repayment of Debt and Equity Securities

There were no issuance and repayment of debt and equity securities, share buy-backs, share cancellations, shares held as treasury shares and resale of treasury shares during the period ended 31 March 2002.

10. Deposits and Placements of Financial Institutions, Debt Securities, Borrowings and Advances to a Related Party

a) Deposits and Placements of Financial Institutions

	As at 31 Mar 2002 RM'000	As at 30 June 2001 RM'000
Deposits from customers		
- Fixed deposits and negotiable instruments of deposit		
One year or less (short-term)	**24,735,414**	26,262,525
More than one year (medium/long-term)	**588,486**	1,271,220
- Others	**11,773,387**	10,347,554
	37,097,287	37,881,299
Deposits and placements of banks and other financial institutions		
One year or less (short-term)	**5,629,016**	3,213,481
More than one year (medium/long-term)	**590,204**	940,765
	6,219,220	4,154,246

b) Borrowings

	As at 31 Mar 2002 RM'000	As at 30 June 2001 RM'000
Secured:		
Revolving credit	**200,000**	200,000
Term loan	**180,000**	180,000
Unsecured:		
Revolving credit	**305,250**	332,000
Short term loans	**545,000** *	166,936
6.0 % redeemable bonds	**150,000**	150,000
Overdrafts	**7,506**	8,682
	1,387,756	1,037,618
Maturity period of borrowings:		
Repayable within one year	**1,237,756**	707,618
One year to three years	**150,000**	330,000
	1,387,756	1,037,618

* Includes USD 100m syndicated term loan drawndown by RHB Bank during the quarter.

c) Advances to a Related Party

During the quarter ended 31 March 2002, net advances made by the Company to its holding company, Rashid Hussain Berhad, amounted to RM3.2 million. The advances are unsecured and carry an interest rate of 1% per annum above the cost of funds of the Company.

RHB CAPITAL BERHAD (312952 – H)
NOTES TO FINANCIAL STATEMENTS
FOR THE THIRD QUARTER ENDED 31 MARCH 2002

11. Commitments and Contingencies

In the normal course of business, the Group makes various commitments and incurs certain contingent liabilities with legal recourse to its customers. No material losses are anticipated as a result of these transactions.

As at 31 March 2002, the Company has extended unsecured guarantees totalling RM158,333,000 (30 June 2001: RM223,582,000) for the borrowings of its securities subsidiary companies. As at balance sheet date, RM1,629,000 (30 June 2001: RM Nil) were utilised by subsidiaries of the Company.

Risk Weighted Exposures of the Group

	As at 31 Mar 2002		As at 30 June 2001	
	Principal Amount RM million	**Credit Equivalent Amount* RM million**	Principal Amount RM million	Credit Equivalent Amount* RM million
Direct credit substitutes	**3,046**	**3,046**	2,819	2,813
Certain transaction related contingent items	**1,337**	**668**	1,394	697
Short-term self-liquidating trade-related contingencies	**926**	**185**	860	172
Obligations under underwriting agreements	**396**	**198**	422	211
Irrevocable commitments to extend credit				
- maturity exceeding one year	**2,972**	**1,486**	2,767	1,384
- maturity not exceeding one year	**18,736**	**-**	17,633	-
Foreign exchange-related contracts				
- less than one year	**3,210**	**51**	6,493	95
Interest rate-related contracts				
- less than one year	**638**	**-**	524	-
- one year to less than five years	**819**	**14**	363	6
- more than five years	**11**	**-**	-	-
Others	**662**	**1**	702	-
	32,753	**5,649**	33,977	5,378

* The credit equivalent amount is arrived at using the credit conversion factors as per BNM's circulars.

RHB CAPITAL BERHAD (312952 – H)
NOTES TO FINANCIAL STATEMENTS
FOR THE THIRD QUARTER ENDED 31 MARCH 2002

12. Off Balance Sheet Financial Instruments

Value of Contracts Classified by Remaining Period to Maturity/Next Re-pricing Date (whichever is earlier) as at the end of third quarter ended 31 March 2002.

Group

Items	Principal Amount RM' million	1 month or less RM' million	> 1 - 3 months RM' million	> 3 – 6 months RM' million	> 6 – 12 months RM' million	> 1 – 5 years RM' million	> 5 years RM' million	Margin Requirement RM' million
Foreign exchange related contracts								
- forwards	1,913	744	640	288	241	-	-	-
- swaps	1,278	541	119	618	-	-	-	-
- options	5	1	3	1	-	-	-	-
- spots	14	14	-	-	-	-	-	-
Interest rate related contracts								
- forwards	-	-	-	-	-	-	-	-
- futures	1,048	-	216	130	287	404	11	1
- swaps	420	-	-	-	5	415	-	-
Total	4,678	1,300	978	1,037	533	819	11	1

Foreign exchange, interest rate and equity and commodity related contracts are subject to market risk and credit risk.

Market risk
Market risk is the potential change in value caused by movement in market rates or prices. The contractual amounts stated above provide only a measure of involvement in these types of transactions and do not represent the amount subject to market risk. Exposure to market risk may be reduced through offsetting on and off-balance sheet positions. As at 31 March 2002, the amount of contracts which were not hedged and hence, exposed to market risk was RM661,304,000 (30 June 2001: RM658,666,000).

Credit risk
Credit risk arises from the possibility that a counter-party may be unable to meet the terms of a contract in which the banking subsidiary companies have a gain position. As at 31 March 2002, the amounts of credit risk, measured in term of the cost to replace the profitable contracts, was RM18,457,000 (30 June 2001: RM21,875,000). This amount will increase or decrease over the life of the contracts, mainly as a function of maturity dates and market rates or prices.

RHB Bank has also given a continuing guarantee to BNM to meet the liabilities and financial obligations and requirements of its subsidiary, RHB Bank (L) Ltd., arising from offshore banking business in the Federal Territory of Labuan.

Other than the above, there were no other off balance sheet transactions in the Group which were not in the ordinary course of business.

12. Off Balance Sheet Financial Instruments (continued)

Related accounting policies

(i) Forward exchange contracts

Unmatured forward exchange contracts are valued at forward rates as at balance sheet date, applicable to their respective dates of maturity, and unrealised losses and gains are recognised in the income statement.

(ii) Financial futures

Financial futures contracts are valued at closing market prices as at balance sheet date. The resulting profits and losses are included in the income statement.

(iii) Interest rate swaps, futures, forward and option contracts

The banking subsidiary companies act as intermediaries with counter parties who wish to swap their interest obligations. These subsidiary companies also use interest rate swaps, futures and forward and option contracts in their trading account activities and in overall interest rate risk management.

Interest income or interest expense associated with interest rate swaps that qualify as hedges is recognised over the life of the swap agreement as a component of interest income or interest expense. Gains and losses on interest rate swaps, futures, forward and option contracts that qualify as hedges are deferred and amortised over the life of the hedged assets or liabilities as adjustments to interest income or interest expense.

Gains and losses on interest rate swaps, futures, forward and option contracts that do not qualify as hedges are recognised in the current year using the mark-to-market method, and are included in the income statement.

13. Material Litigation

On 19 October 2001, the Company announced that a Writ of Summons has been filed at the High Court of Malaya in Kuala Lumpur against Carta Bintang Sdn Bhd ('CBSB'), the vendor of SJ Securities Sdn Bhd ('SJ Securities'), for the recovery of the deposit paid by the Company pursuant to the sale of shares agreement dated 7 November 2000 between CBSB and the Company for the sale and purchase of shares in SJ Securities. On 8 November 2001, the Company further announced that the sealed Writ of Summons was served on the solicitors for CBSB on 7 November 2001.

On 29 November 2001, the Company announced that the Defence and Counterclaim of CBSB was served on the Company's solicitors on 26 November 2001. The overall amount claimed by CBSB in the Counterclaim is RM258,688,153.42 together with interest thereon and costs. The Company filed its Reply to the Defence and a Defence to the Counterclaim on 19 December 2001.

The Group does not have any material litigation, which in the opinion of the directors would have a material adverse effect on the financial results of the Group.

14. Segmental Reporting

The revenue, profit and assets of the Group by segment is as follows:

a) By industry segment

Current Period Ended 31 March 2002	Operating Revenue RM'000	Profit/(Loss) Before Interest, Taxation and Zakat RM'000	Assets Employed RM'000
Commercial banking	2,004,675	230,062	50,563,486
Merchant banking	161,581	48,146	3,539,634
Finance and leasing	157,729	67,775	2,317,180
Securities and asset management	51,757	(5,813)	634,353
Insurance	20,091	17,210	143,985
Unit trust	7,940	1,856	5,796
Investment holding and others	36,704	18,272	958,363
Subtotal	2,440,477	377,508	58,162,797
Associated company	-	2,086	30,491
Goodwill	-	(11,880)	268,843
	2,440,477	367,714	58,462,131
Less: Interest expense	-	(42,248)	-
Operating revenue	2,440,477		
Profit before taxation and zakat		325,466	
Assets employed			58,462,131

Preceding Year Corresponding Period Ended 31 March 2001	Operating Revenue RM'000	Profit/(Loss) Before Interest, Taxation and Zakat RM'000	Assets Employed RM'000
Commercial banking	2,219,881	446,688	49,344,042
Merchant banking	167,043	75,289	3,227,257
Finance and leasing	112,255	53,738	2,415,211
Securities and asset management	52,762	(16,053)	226,611
Insurance	9,553	6,341	91,446
Unit trust	8,684	1,339	7,390
Investment holding and others	31,174	33,876	802,133
Subtotal	2,601,352	601,218	56,114,090
Associated company		(4,931)	48,180
Goodwill	-	(9,184)	284,510
	2,601,352	587,103	56,446,780
Less: Interest expense	-	(47,465)	-
Operating revenue	2,601,352		
Profit before taxation and zakat		539,638	
Assets employed			56,446,780

14. Segmental Reporting (continued)

b) By geographical segment

Current Period Ended 31 March 2002	Operating Revenue RM'000	Profit/(Loss) Before Interest, Taxation and Zakat RM'000	Assets Employed RM'000
Malaysia	2,436,504	381,046	57,922,602
Outside Malaysia	3,973	(3,538)	240,195
Subtotal	2,440,477	377,508	58,162,797
Associated company	-	2,086	30,491
Goodwill	-	(11,880)	268,843
Subtotal	2,440,477	367,714	58,462,131
Less: Interest expense	-	(42,248)	-
Operating revenue	2,440,477		
Profit before taxation and zakat		325,466	
Assets employed			58,462,131

Preceding Year Corresponding Period Ended 31 March 2001	Operating Revenue RM'000	Profit/(Loss) Before Interest, Taxation and Zakat RM'000	Assets Employed RM'000
Malaysia	2,587,010	593,972	55,573,640
Outside Malaysia	14,342	7,246	540,450
Subtotal	2,601,352	601,218	56,114,090
Associated company	-	(4,931)	48,180
Goodwill	-	(9,184)	284,510
Subtotal	2,601,352	587,103	56,446,780
Less: Interest expense	-	(47,465)	-
Operating revenue	2,601,352		
Profit before taxation and zakat		539,638	
Assets employed			56,446,780

The Group activities are principally conducted in Malaysia.

RHB

14. Segmental Reporting (continued)

c) Loans, Advances and Financing Analysed by Economic Sectors

	As at 31 Mar 2002 RM'000	As at 30 June 2001 RM'000
Agriculture	2,101,929	2,067,061
Mining and quarrying	117,626	131,932
Manufacturing	9,388,350	10,902,306
Electricity, gas and water	1,234,889	1,224,847
Construction	3,433,515	3,765,784
Real estate	2,269,553	2,231,655
Purchase of landed property of which:		
(i) Residential	6,609,466	5,567,117
(ii) Non-residential	1,196,567	1,577,542
General commerce	4,314,533	4,323,428
Transport, storage and communication	873,647	930,889
Finance, insurance and business services	3,306,275	3,277,335
Purchase of securities of which:		
(i) Unit trust	370,068	428,680
(ii) Non unit trust	680,116	917,963
Purchase of transport vehicles	1,048,124	679,675
Consumption credit	1,304,541	1,368,893
Others	1,910,579	2,028,506
	40,159,778	41,423,613

d) Non-performing Loans

	As at 31 Mar 2002 RM'000	As at 30 June 2001 RM'000
Balance as at beginning of financial period/year	4,769,067	3,133,240
Amount arising from the acquisition of subsidiary companies	-	136,042
Non-performing during the financial period/year	3,493,740	3,297,155
Recoveries	(320,108)	(508,578)
Non-performing reclassified as performing	(870,800)	(954,685)
Amount written off	(74,638)	(195,609)
Exchange difference	(362)	(1,377)
Amount converted to investment securities	(837,544)	(137,121)
Balance as at end of financial period/year	6,159,355	4,769,067

RHB

RHB CAPITAL BERHAD (312952 – H)
NOTES TO FINANCIAL STATEMENTS
FOR THE THIRD QUARTER ENDED 31 MARCH 2002

14. Segmental Reporting (continued)

e) Loan Loss Provision

	As at 31 Mar 2002 RM'000	As at 30 June 2001 RM'000
General provision		
Balance as at beginning of financial period/year	711,652	688,981
Amount arising from acquisition of subsidiary companies	-	14,536
Return of ex-Sime Bank general provision to BNM	(61,916)	(65,000)
Provisions made during the financial period/year	42,609	74,885
Exchange difference	(289)	(1,750)
Amount transferred to specific provision	2,686	-
Balance as at end of financial period/year	694,742	711,652
Specific provision		
Balance as at beginning of financial period/year	1,570,805	1,462,786
Amount arising from acquisition of subsidiary companies	-	63,745
Provision made during the financial period/year	526,220	421,511
Transfer to provision for diminution in value of investment securities	(8,431)	(42,996)
Amount written back in respect of recoveries	(86,199)	(156,690)
Amount written off	(60,078)	(176,755)
Exchange difference	(43)	(796)
Amount transferred from general provision	(2,686)	-
Balance as at end of financial period/year	1,939,588	1,570,805
Interest-in-suspense		
Balance as at beginning of financial period/year	734,438	535,041
Amount arising from acquisition of subsidiary companies	-	22,700
Interest suspended during the financial period/year	423,811	403,359
Transfer to provision for diminution in value of investment securities	(167)	(14,850)
Amount written back in respect of recoveries	(159,984)	(163,428)
Amount written off	(51,833)	(48,341)
Exchange difference	(37)	(43)
Balance as at end of financial period/year	946,228	734,438

14. Segmental Reporting (continued)

f) Amount Recoverable from Pengurusan Danaharta Nasional Berhad

	As at 31 Mar 2002 RM'000	As at 30 June 2001 RM'000
Balance as at beginning of financial period/year	184,844	457,869
Amount arising from acquisition of subsidiary companies	-	10
Amount arising during the financial period/year	-	1,222
Provision made during the financial period/year	(65,798)	(256,070)
Transfer to provision for diminution in value of investment securities	4,063	-
Amount recovered	(7,901)	(18,187)
Balance as at end of financial period/year	115,208	184,844

15. Changes in Profit for the Quarter

Group profit before taxation for the third quarter ended 31 March 2002 of RM75.1 million is lower than the profit of RM108.7 million recorded in the preceding quarter ended 31 December 2001 primarily due to lower non-interest income and higher loan loss provisions made in line with the increase in the level of non-performing loans in the banking industry.

16. Review of Group Results

a) Profit Before Taxation and Zakat

The Group recorded a lower profit before taxation of RM325.5 million during the nine months ended 31 March 2002 compared to the profit before taxation of RM539.6 million reported in the corresponding period last year. The reduction in profit for the period was due primarily to the higher provision made for loan and financing loss in line with the increase in the level of non-performing loans in the banking industry following the slowdown in the domestic and global economies in 2001.

b) Operating Profit

Operating profit before loan and financing loss and provision of the Group of RM278.8 million (31 March 2001: RM314.7 million) for the quarter ended 31 March 2002 and RM859.7 million (31 March 2001: RM889.7 million) for the 9 months ended 31 March 2002 are arrived at after charging:-

	Individual Quarter		Cumulative Quarter	
	Current Year Third Quarter 31 Mar 2002 RM'000	Preceding Year Corresponding Third Quarter 31 Mar 2001 RM'000	Current Year To Date 31 Mar 2002 RM'000	Preceding Year Corresponding Period 31 Mar 2001 RM'000
Depreciation	21,709	25,128	67,972	76,312
Amortisation of goodwill	3,960	3,924	11,880	9,184

17. Material events subsequent to the financial period

There are no material events subsequent to the period ended 31 March 2002 that have not been reflected in the financial statements.

18. Seasonal or Cyclical Factors

The business operations of the Group have not been affected by any material seasonal or cyclical factors.

19. Prospects for the current financial year

With the gradual recovery currently underway in both the global and domestic economies, the Group expects the business strategies and processes which have been put in place will bring about an improvement in results in future.

20. Variance of actual profit from forecast profit and profit guarantee

There was no profit forecast or profit guarantee issued by the Group for the period under review.

21. Dividend

The directors do not propose the payment of an interim dividend for the third quarter ended 31 March 2002.

BY ORDER OF THE BOARD

ROSLEY BIN AHMAD (Licence No. LS005669)	ONG SUAN SIM (MAICSA No. 0748809)

Secretaries

16 May 2002

SCHEDULE 5

Part 1—Exchange rate policy and exchange control in Malaysia

The statements made herein regarding exchange rate policy and exchange control policy are based on the laws and regulations in force or applicable as of the date of this Explanatory Circular and are subject to any changes in law or regulation occurring after such date which changes could be made on a retrospective basis. The following summary does not purport to be a comprehensive description of all the exchange rate policies and the exchange control policies that may be relevant to a decision of a Bondholder in considering the Bond Restructuring and does not purport to deal with exchange rate policies and exchange control policies applicable to all Bondholders some of which may be subject to special rules. Bondholders are advised to consult their own advisers concerning the overall exchange rate policy and exchange control policy consequences to them of the Bond Restructuring.

Exchange rate policy

From September 1975 to September 1998 the exchange rate of the Malaysian Ringgit was monitored by Bank Negara Malaysia in terms of a representative "composite basket" of currencies based on Malaysia's major trading partners and major currencies used in international settlements. The Malaysian Ringgit was not pegged to the composite basket. No targets were set for the Malaysian Ringgit exchange rate level, such level being determined by market forces. Although Bank Negara Malaysia intervened in the foreign exchange market, such interventions were aimed at maintaining stability in the market and not at supporting any specific exchange rate.

In conjunction with the implementation of selective exchange controls, Bank Negara Malaysia departed from the prior floating exchange rate regime and, on 1 September 1998, adopted a fixed exchange rate for the Malaysian Ringgit at a rate termed the "Reference Rate". The combination of selective exchange controls and a fixed exchange rate for the Malaysian Ringgit is designed to provide Malaysia with greater independence in the conduct of its domestic monetary policy as well as to protect the Malaysian economy from the potential risks and vulnerabilities of external developments in the international markets. These regulations do not affect trade or foreign direct investment, and full convertibility remains for current account transactions.

Exchange rate movements

For 1997 as a whole, the Malaysian Ringgit depreciated against all major currencies, by between 25.0% and 35.0%. Against the composite basket of currencies of Malaysia's major trading partners it depreciated 31.4% and against the US Dollar it depreciated by 35.0%.

Although the continuing Asian economic crisis continued to exert downward pressure on the Malaysian Ringgit throughout the first eight months of 1998, the introduction of the fixed exchange rate in September 1998 largely stabilised the currency. During 1998 as a whole, the Malaysian Ringgit recorded a mixed performance against the major currencies, depreciating by 0.2% against the composite basket of currencies of Malaysia's major trading partners. The Malaysian Ringgit appreciated by 2.3% against the US Dollars.

In the first four months of 1999, the Malaysian Ringgit appreciated by 1.5% against the composite basket of currencies of Malaysia's major trading partners.

The following table sets out exchange rate movements of the Malaysian Ringgit against the US Dollar since the end of 1994 for the last day during, and the average for, the periods indicated:

Year	Exchange rates for the period end	Exchange rates for the period average[1]
1994	2.5578	2.6231
1995	2.5405	2.5081
1996	2.5279	2.5158
1997	3.8883	2.8132
1998 (through 1 September 1998)	4.0900	3.9794
1998 (full year)	3.8000	3.9229
1999	3.8000	3.8000
2000	3.8000	3.8000
2001	3.8000	3.8000
2002 to 28 May 2002	3.8000	3.8000

Notes:

(1) The average of the monthly average exchange rates for each month of the applicable period.

Source: Bank Negara Malaysia

Exchange control policy

Malaysia historically maintained a liberal system of exchange controls. Prior to September 1998, the few exchange control rules in place were aimed at monitoring the settlement of payments and receipts for compilation of balance of payments statistics and to ensure that funds raised abroad were channelled to finance productive investments in Malaysia that either directly or indirectly generate foreign exchange. Malaysia has from time to time reviewed its exchange control rules and gradually revised the threshold amounts requiring approvals or reporting. The last major review was made in December 1994, when the key exchange control rules were further liberalised. The objectives of the liberalisation were to reduce operational costs for businesses, allow non-resident controlled companies greater access to domestic credit facilities, increase the efficiency of cross-border transactions and encourage multinational corporations to establish their operational headquarters in Malaysia.

On 1 September 1998, Malaysia adopted a new exchange control policy with the objective of eliminating the trading of the Malaysian Ringgit outside Malaysia. The intention was to curb speculation in the Malaysian Ringgit which was destabilising the Malaysian Ringgit foreign exchange rate and to stabilise short-term capital flows. Underlying the new exchange control policy there is a control on the transfer of funds in external accounts (i.e. accounts maintained by non-residents of Malaysia with domestic banks in Malaysia) to prevent the Malaysian Ringgit from being borrowed for speculative activities in currency markets overseas and secondly, the exchange rate between the Malaysian Ringgit and the US Dollar is fixed at the Reference Rate.

SCHEDULE 5

Part 2—Foreign investment regulations in Malaysia

Acquisitions of shares and assets in Malaysia are regulated and monitored by the Foreign Investment Committee of the Prime Minister's Department ("*FIC*"), which has issued guidelines relating to the same (the "*FIC Guidelines*"). The FIC Guidelines for the acquisition of shares and assets in Malaysia are policy guidelines and do not have the force of law. This section does not purport to provide a comprehensive description of all the foreign investment regulations that may be relevant to a decision of a Bondholder with respect to the Bond Restructuring nor to deal with foreign investment regulations applicable to all categories of Bondholders, some of whom may be subject to special rules. Accordingly, Bondholders are advised to seek professional advice from their own advisers on foreign investment regulations considerations arising in connection with the Bond Restructuring.

Subject to the FIC Guidelines, foreign interests (as defined in the following paragraph) may acquire shares in a Malaysian company. In the event of an acquisition by any one foreign interest or associated group of 15.0% or more, or an acquisition by foreign interests in the aggregate of 30.0% or more, of the voting shares of a Malaysian company, or in the event the consideration payable in respect of any shares acquired by foreign interests exceeds RM5 million, the FIC Guidelines require that the prior approval of the FIC be obtained.

"Foreign interest" includes voting, equity or other rights in a company held by (i) foreign individuals, (ii) companies or institutions incorporated outside Malaysia or (iii) local companies where foreign individuals and/or companies or institutions incorporated outside Malaysia hold more than 50.0% of the voting rights or have control of the management of the companies by way of joint venture agreements, management agreements or other types of agreements.

SCHEDULE 5

Part 3—Malaysian and US taxation

The statements made herein regarding taxation are based on the laws in force as of the date of this Explanatory Circular and are subject to any changes in law occurring after such date, which changes could be made on a retrospective basis. The following summary does not purport to be a comprehensive description of all of the taxation considerations that may be relevant to a decision of a Bondholder and does not purport to deal with the tax consequences applicable to all Bondholders some of which may be subject to special rules. Bondholders are advised to consult their own tax advisers concerning the overall tax consequences to them of the Bond Restructuring.

Malaysian taxation

Withholding tax on interest

Under Malaysian law, interest payable on bonds and securities to non-residents is generally subject to a withholding tax at the rate of 15.0% of the gross amount. However, the rate may be reduced in respect of residents of certain foreign countries by virtue of relief provided by double tax agreements.

Interest payments on Malaysian bonds and securities received in Malaysia by a resident, as defined in the Income Tax Act, 1967, will be subject to tax at the applicable individual or corporate tax rate.

Any premium payable on the New Securities to holders who are non-residents is not regarded as interest and, therefore, not subject to the withholding tax mentioned above.

Dividends

Under Malaysian tax law, a non-resident shareholder's liability for Malaysian taxes on dividend income will in all cases be satisfied by payment by RHB or RHB Capital of Malaysian income taxes on the earnings from which the dividend is paid, and the shareholder should not be subject to any further Malaysian tax liability on such dividend. Dividends will be declared "gross", but the amount received by a non-resident holder will be equal to the net amount distributed by RHB or RHB Capital. Dividends that are distributed by RHB or RHB Capital out of earnings that are exempt from Malaysian tax by reason of tax incentive provisions will be exempt from Malaysian tax in the hands of the holder. There is no withholding tax on the dividend declared and payable to shareholders.

Capital gains tax

Generally, gains realised by a non-resident holder of shares (other than dealers in securities) on a disposal of shares (other than shares in real property companies) will be treated as capital gains and are not subject to income tax in Malaysia. No Malaysian capital gains tax arises on the Bond Restructuring.

US federal income taxation

The following discussion is a summary of certain United States federal income tax consequences of the Bond Restructuring and of the ownership and disposition of the New Bonds and of the New Warrants. This discussion is not a complete analysis or description of all potential tax consequences to holders and does not address all of the tax considerations that may be relevant to holders in light of their particular circumstances or to holders subject to special United States federal income tax rules, such as financial institutions, insurance companies, tax-exempt entities, dealers in securities or foreign currencies, traders in securities that elect to mark-to-market, or persons holding the Bonds, the New Bonds and the New Warrants as part of a hedge, straddle, conversion, or other integrated financial transaction or constructive sale transaction. This discussion deals only with holders who hold the Bonds, the New Bonds and the New Warrants as capital assets and use the US dollar as their functional currency. This summary does not address tax laws of any state or local governments, or any foreign government that may be applicable to the Bond Restructuring or to the Bonds, the New Bonds and New Warrants.

ALL HOLDERS OF THE BONDS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE BOND RESTRUCTURING TO THEM, INCLUDING THE APPLICABILITY AND EFFECT OF THE LAWS OF ANY OTHER TAXING JURISDICTION WHERE THEY MAY BE SUBJECT TO TAX.

As used herein, the term "US Holder" means a beneficial owner of Bonds, New Bonds and/or New Warrants that is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other business entity created in or organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust that is subject to the primary supervision of a US court and the control of one or more US persons. A "Non-US Holder" means any beneficial owner of Bonds, New Bonds and/or New Warrants that is not a US Holder.

US Holders

Taxation of Bond Restructuring

There is a substantial likelihood that the Bond Restructuring will constitute a "significant modification" of the Bonds. If the Bond Restructuring is treated as resulting in a "significant modification," US Holders of the Bonds will be deemed to have exchanged their Bonds for the New Securities, consisting of New Bonds and New Warrants. Generally, a US Holder will recognize gain or loss on such an exchange to the extent the amount realized (less any accrued but unpaid qualified stated interest which will be taxable as such) upon the exchange exceeds its adjusted tax basis in the Bonds, unless a non-recognition provision applies to the exchange. The amount realized by a US Holder in the Bond Restructuring equals the issue price of the New Bonds, which should be equal to their fair market value upon issuance, plus the fair market value of the New Warrants. A US Holder's adjusted tax basis in a Bond generally will equal the US Holder's cost of the Bond, increased by any original issue discount (*OID*) included in income (and market discount, if any, if such US Holder has elected to include accrued market discount in income on an annual basis) and decreased by the amount of any payment (other than qualified stated interest) received with respect to the Bond.

The Bond Restructuring should constitute a recapitalization, a type of non-recognition exchange for US federal income tax purposes. Therefore, US Holders should not recognize any gain or loss on the exchange of the Bonds for the New Securities, except to the extent of any "excess principal amount" with respect to the New Bonds, plus the fair market value of the New Warrants. If the New Bonds have an "excess principal amount," US Holders will recognize gain, if any, up to the fair market value of the "excess principal amount" received. It is likely that the fair market value of the "excess principal amount" on the New Bonds is determined by comparing the nominal principal amounts of the Bonds and the New Bonds and discounting proportionately by the difference between the fair market value of the New Bonds on the Exchange Date and the nominal principal amounts of the New Bonds. Alternatively, it is possible that the "excess principal amount" may be determined by comparing the adjusted issue price of the Bonds and the issue price of the New Bonds. Gain or loss generally will be US source capital gain or loss and will be long-term capital gain or loss if the Bond has been held for more than a year (except to the extent that gain represents market discount not previously included in the US Holder's income).

US Holders will have the same holding period for the New Bonds as for the Bonds and their basis in the New Bonds generally will be the same as their adjusted tax basis in the Bonds, increased by the amount of any gain recognized upon the exchange attributable to the fair market value of the "excess principal amount" received. US Holders will have a new holding period for New Warrants beginning on the date the New Warrants are received and will have an adjusted tax basis equal to their fair market value.

US Holders of the Bonds, including US Holders who acquired their Bonds other than at original issuance, particularly if they acquired such Bonds with market discount, should consult their tax advisors with respect to the tax implications of the Bond Restructuring in light of their individual circumstances.

Interest and Original Issue Discount ("OID") on the New Bonds

After the Bond Restructuring, a US Holder will generally be required to include stated interest on the New Bonds (including payments of additional amounts in respect of Malaysian withholding taxes) in income as foreign source interest income in accordance with its regular method of accounting. Interest generally will be treated as foreign source income and generally will be considered "passive" income or "financial services" income which are treated separately from other types of income in computing the foreign tax credit allowable to US Holders under United States federal income tax laws.

Because the New Bonds will be redeemed at maturity at a premium to their issue price, the New Bonds will have original issue discount ("*OID*") for United States federal income tax purposes. A US Holder of a New Bond will be required to include OID on a New Bond in income as foreign source interest income as it accrues in accordance with a constant yield method based on compounding interest. Accordingly, a US Holder generally will be required to include OID in income periodically over the term of the New Bond before receiving cash or other payment attributable to such income.

The amount of OID on the New Bonds will equal the excess of the stated redemption price at maturity of a New Bond over its issue price. The issue price of a New Bond will be an amount equal to the public trading price of Bonds immediately prior to the Bond Restructuring, less the fair market value of the New Warrants received in the Bond Restructuring. The stated redemption price at maturity of a New Bond is the total of all payments to be made under the New Bond other than payments of "qualified stated interest". Qualified stated interest means, in general, stated interest that is payable unconditionally in cash or in property at least annually at a single fixed rate (or at certain floating rates) that appropriately takes into account the length of the interval between stated interest payments.

A US Holder of a New Bond will generally be required to include OID in gross income for United States federal income tax purposes under a constant yield accrual method, regardless of its method of accounting, in advance of the receipt of cash attributable to such income. Under a constant yield accrual method, a US Holder generally must include in its gross income the sum of the daily portions of OID with respect to a New Bond for each day during the taxable year or portion of a taxable year on which such holder holds a New Bond ("*Accrued Original Issue Discount*"). To determine the daily portion of OID, OID accruing during an accrual period (generally the period not exceeding one year between dates on which interest is paid or the shorter period from the date of issue to the first interest payment date and from the last interest payment date prior to maturity to the date of maturity) is divided by the number of days in the accrual period. The amount of OID accruing during an accrual period is determined by using a constant yield to maturity method. For purposes of computing the amount of OID accrued in any period, the yield of a New Bond will be determined by assuming that the New Bonds will be redeemed at 125.44% of their New Principal Amount on 30 June 2007. For any accrual period, the OID allocable to the accrual period is the excess, if any, of (a) the product of the New Bond's adjusted issue price at the beginning of the accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and appropriately adjusted for the length of the accrual period) over (b) the sum of any qualified stated interest payments, if any, allocable to such accrual period. A New Bond's adjusted issue price at the beginning of any accrual period generally equals the issue price of the New Bond increased by the aggregate amount of OID accrued on the New Bond in all prior accrual periods (determined without regard to the amortization of any acquisition premium, as discussed below, or bond premium, as discussed below) and by the amount of any qualified stated interest on the New Bond that has accrued prior to the beginning of the accrual period but is not payable until a later date, and reduced by the amount of payments in prior accrual periods other than payments of qualified stated interest. Under these rules, a US Holder will have to include in gross income increasingly greater amounts of OID in each successive accrual period. Any amount included in gross income by a US Holder as OID will increase the holder's tax basis in the New Bond.

If Malaysian taxes are withheld from payments of interest (or imposed in respect of OID), a US Holder may be entitled to a deduction or credit for such tax subject to applicable limitations.

Sale, Exchange, Redemption or other Disposition of the New Bonds

A US Holder generally will recognize capital gain or loss upon a sale, exchange, retirement or other disposition of a New Bond in an amount equal to the difference between the amount realized from such disposition (less any accrued but unpaid interest, which will be taxable as such if not previously included in income) and such US Holder's adjusted tax basis in the New Bond. A US Holder's tax basis in a New Bond generally will be the US Holder's cost therefore, increased by the accrued OID and accrued but unpaid stated interest for prior accrual periods, of the New Bond to such US Holder, less any principal payments received by such US Holder. Any gain or loss generally will be treated as arising from US sources and will be long-term capital gain or loss if the New Bond has been held for more than a year.

Exercise of New Warrants

The exercise of New Warrants to acquire RHB Capital Shares at the Exercise Price by a US Holder generally will be treated as a purchase of RHB Capital Shares on the exercise date for an amount equal to the Exercise Price. A US Holder's tax basis in the RHB Capital Shares acquired will equal the sum of the Exercise Price paid and such holder's tax basis in the New Warrants exercised. If a US Holder satisfies all or part of the Exercise Price by delivery of New Bonds for cancellation, such US Holder will be treated as having sold the New Bonds so delivered for an amount equal to their New Accreted Value.

A US Holder will take a tax basis in the RHB Capital Shares equal to the sum of cash paid on exercise, if any, plus the New Accreted Value of New Bonds delivered for cancellation, if any. A US Holder's holding period for the RHB Capital Shares will commence on the day of exercise.

Information Reporting and Backup Withholding

Payments of interest and the proceeds from sale of New Bonds may be reported to the US Internal Revenue Service and a backup withholding tax may apply to such amounts unless the holder (i) is a corporation, (ii) provides an accurate taxpayer identification number (in the case of a US Holder) or a properly executed US Internal Revenue Service Form W-8BEN (in the case of other holders) or (iii) otherwise establishes a basis for exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the US Holder's United States federal income tax liability provided the required information is furnished to the IRS.

SCHEDULE 5

Part 4—Summary of significant differences between Malaysian GAAP and US GAAP

Goodwill

In RHB and RHB Capital's financial statements, goodwill arising from consolidation is amortised on a straight line basis over a maximum of 20 years from the date of acquisition of subsidiaries or the expected useful life, whichever is shorter.

Under US GAAP, goodwill is not amortised. Goodwill is tested for impairment on an annual basis and between annual test in certain circumstances where there are indications that impairment has occurred. With effect from July 2002, the directors of RHB intend to change the accounting policy from amortisation over a maximum period of 20 years, to non-amortisation subject to impairment review.

Investment properties

In RHB's financial statements, properties held for investment are stated at cost, adjusted for any permanent diminution in value. Under US GAAP, properties held for investment are stated at cost less accumulated depreciation and impaired loss.

Investments

In RHB and RHB Capital's financial statements, investment securities are accounted for as follows:

a) Quoted and unquoted investments held for yield or capital growth are usually held to maturity and are accounted for at cost less provision for any permanent diminution in value; and

b) Government securities and government/bank guaranteed securities are recorded at cost adjusted for amortisation of premium and accretion of discount to maturity.

Trading securities are stated at the lower of cost and market value.

Under US GAAP, accounting for investments depends on the classification category of the investments.

i) Investments held to maturity are carried at amortised cost, otherwise at fair value;

ii) Investments classified as 'available for sale' are stated at fair value and the unrealised gains and losses of these investments are taken to statement of changes in shareholders' equity; and

iii) Investments classified under 'trading' are stated at fair value and the unrealised gains/losses of these investments are taken to the income statement.

Derivative financial instruments

In RHB and RHB Capital's financial statements, derivative financial instruments are recorded under commitments and contingencies at their notional principal value and are generally accounted as follows:

i) Interest income and expenses associated with interest rate swaps that qualify as hedges are recognised over the life of the swap agreement as a component of interest income and interest expense; and

ii) Gains and losses on derivative financial instruments that qualify as hedges are deferred and amortised over the life of the hedged assets or liabilities as adjustments to interest income and expense. Derivative financial instruments which do not qualify as hedges are marked-to-market and any gains and losses are recognised in the income statement.

Under US GAAP, derivative financial instruments are recorded on the balance sheet at their fair value. The changes in fair value of the derivative financial instruments that qualify as hedges is reflected in the income statement, together with changes in the fair value of the related hedged items, except for effective cash flow hedges where the changes in fair value are taken to the statement of changes in shareholders' equity until, to the extent these derivatives are not effective, the changes in their fair value will be immediately included in the income statement.

Deferred taxation

In RHB or RHB Capital's financial statements, provision is made for deferred taxation using the liability method in respect of all material timing differences between accounting and taxable profits, except where such differences are not expected to be reversed in the foreseeable future. Timing differences which give rise to deferred taxation benefit are not recognised unless the net benefits could reasonably be realised over a reasonable period.

Under US GAAP, the full provision method is applied but all deferred tax benefits are recognised and valuation allowance is provided if recovery is less than 50%.

Amount recoverable from Danaharta

In RHB and RHB Capital's financial statements, the difference between the carrying value of the loans and advances sold to Danaharta and the consideration received at the point of sale is recognised as "Amount recoverable from Danaharta". Provision against these amounts are made in accordance with Bank Negara Malaysia guidelines and reflects the assessment of the directors of the banking subsidiaries of the realisable value of the final consideration as at the balance sheet date.

Under US GAAP, the difference between the carrying value of the loans and advances sold to Danaharta and the consideration received at the point of sale would have been accounted for in the year of sale.

SCHEDULE 5

Part 5—Regulation and market for Malaysian securities

Background

The history of the market for Malaysian securities began in the late 19th century when the shares of British incorporated plantation and mining companies were traded through brokers based in Singapore and in some towns of peninsular Malaysia. In 1930, the Singapore Stockholders' Association was established and provided the foundations of what became the "Malayan Stock Exchange" and later renamed the "Stock Exchange of Malaysia and Singapore" in 1964. Trading rooms were established in Singapore and Kuala Lumpur and it was operated as a single exchange until 1973 when, following termination of the interchangeability of the Malaysian and Singapore currencies, separate exchanges were established, which were named respectively the Kuala Lumpur Stock Exchange ("*KLSE*") and the Stock Exchange of Singapore Ltd. ("*SES*"). The KLSE and the SES were the principal exchanges for trading in shares of Malaysian incorporated companies until 1 January 1990, when quoted shares of Malaysian companies were delisted from the SES. Following the delisting, the SES selected 133 actively trading Malaysian company shares to be traded through local brokers on the Central Limit Order Book, an over-the-counter market ("*CLOB International*").

On 31 August 1998, the KLSE announced new measures to enhance transparency. These measures require all dealings in securities listed on the KLSE to be effected only through the KLSE or through an exchange recognised by the KLSE. The KLSE also announced that the CLOB International is not an exchange recognised by the KLSE. Stock-broking companies are prohibited from dealing in securities on behalf of a client if they have reason to believe that the transaction is intended to facilitate the dealing in securities or dealing in interest, in securities on a stock exchange not recognised by the KLSE. From close of business on 15 September 1998, all trading of Malaysian securities on CLOB International ceased in accordance with the requirements of the SES.

KLSE

The KLSE is a self-regulatory organisation that governs the conduct of its members and member stock-broking companies in securities dealing.

The KLSE has three trading boards for equity securities, a main board ("*Main Board*"), a second board to accommodate listings of smaller companies and the latest addition, as a result of the merger of the Malaysian Exchange of Securities Dealing & Automated Quotation Bhd ("*MESDAQ*") into the KLSE group in March 2002, the Mesdaq Market. An order-driven market, trading on the KLSE was fully computerised in 1992 with the full implementation of the System On Computerised Order Routing and Execution ("*SCORE*") which eliminated the need for a trading floor at the KLSE's premises.

The KLSE is an incorporated entity and as at 31 March 2002 had 48 member stockbroking firms geographically dispersed throughout Malaysia. The operations of the KLSE are overseen by a nine member committee, headed by an Executive Chairman. Of these nine members, five are elected annually by KLSE members and four (including the Executive Chairman), are appointed by the Minister of Finance.

Regulations

The Malaysian securities industry is regulated principally by the Securities Commission and the Companies Commission of Malaysia. In addition, the KLSE regulates the organisation and conduct of its members and companies admitted to its official list and has specific requirements for listing, quotation and dealings of securities.

The Securities Commission was created on 1 March 1993 pursuant to the Securities Commission Act, 1993 with express power to regulate the issue of securities and their listing on the KLSE; to encourage the development of the securities market; to suppress illegal, dishonourable and improper practices in dealings in securities, and to regulate all matters pertaining to unit trust schemes. All public companies which intend to issue or offer securities or to list such securities on the KLSE must obtain the prior approval of the Securities Commission.

Existing statutes grant the Securities Commission certain powers to regulate the contents of prospectuses and the power to license dealers, investment advisers and their representatives. The Securities Commission has concurrent powers to enforce (i) prohibitions against fraud, market manipulation and illegal short selling and (ii) requirements that dealers disclose certain conflicts of interest. Local companies must maintain a share register and disclose changes in holdings of directors. Persons having an interest in 5.0% or more of a company's voting shares must disclose such shareholding, and any changes in such shareholding, to the company, the KLSE and the Securities Commission. In addition to a share register, local companies must also maintain a register disclosing the identity of shareholders with a shareholding of 5.0% or more and any changes in such shareholding.

The KLSE is a self-regulating organisation with its own Memorandum and Articles of Association. The KLSE governs the conduct of its members in securities dealings and has established minimum liquidity and capital requirements for its members, which it attempts to monitor through unannounced inspections of dealers' books. The KLSE has also established its listing requirements which spell out the criteria for listing of new securities, disclosure requirements and standards to be maintained by listed companies, although in some respects these criteria have been superseded by the more stringent requirements of the Securities Commission. The KLSE, Malaysian company law and the Securities Industry Act, 1983 prohibit insider trading. The KLSE is also responsible for the surveillance of the market place and requires a listed company to release material information to the public and to issue a clarifying statement in the event of unusual market activity in securities listed on the exchange.

Structure, settlement and trading procedures

The KLSE is an auction market without designated specialists. Trading sessions are held twice daily, Monday to Friday, from 9.00 a.m. to 12.30 p.m. and from 2.00 p.m. to 5.00 p.m. From 1951 until November 1989, trading on the KLSE was by an open outcry system. In 1989, the KLSE phased in a semi-automated order routing and execution system called SCORE and in 1992, SCORE was converted into a fully automated trading system. Using SCORE, orders to buy or sell a given number of securities at the market price or at a stated price can be keyed into a computer at stock-brokers' offices, eliminating the need for representatives on the trading floor. The orders are automatically matched using SCORE by price and time. Orders are only effective during the morning or afternoon trading session in which they are placed, and are eliminated if not matched during that session. The standard unit of trading is 1,000 shares. Price movements during each session are limited to 30.0% of the closing price of the previous trading session in either direction.

In line with the Malaysian government's objective of ensuring full immobilisation of shares which are listed or will be listed on the KLSE in the CDS, all dealings in securities listed on the KLSE must be effected only through the KLSE's trading system. All new issues of securities by public listed companies must be made by way of crediting the securities into the CDS accounts of the securities holder and all public listed companies are not permitted to issue physical scrips to the securities holders in respect of any new issue of securities. Existing holders of scrips of public listed companies on the KLSE must deposit their scrips with the Malaysian Central Depository Sdn. Bhd. ("*MCD*"). The MCD was set up in 1990 to introduce and operate the CDS. The CDS is responsible for providing efficient clearing and settlement of all listed securities on the KLSE. The clearing and settlement system is based on the fundamental principle of book-entry as a means of representing ownership and movement of securities.

All physical scrips of listed companies under CDS are kept in the form of "jumbo certificates" and are registered in the name of Malaysian Central Depository Nominees Sdn. Bhd., which hold the scrips as bare trustee for and on behalf of beneficial owners of the securities. Under the rules of the MCD, beneficial owners of securities are required to open and maintain, either directly or through authorised depository agents ("*ADAs*") (which currently include the stock-broking companies in Malaysia), CDS accounts in order to be able to hold or trade in securities quoted on the KLSE. Ownership of such securities will be represented by a credit in the beneficial owner's CDS account.

An individual is allowed to open a CDS account with an ADA and may open a CDS account with more than one ADA. On the other hand, a corporation may open multiple CDS accounts with the same ADA. To open a CDS account, certain prescribed forms and account opening fees are required to be submitted by the individual or corporation to any ADA which will assign a CDS account number. A CDS account may be opened by an individual or corporation even if no securities are being deposited at the same time.

The Securities Industry (Central Depositories) (Amendment) Act 1998 provides that each CDS account must be opened in the name of the beneficial owner of the deposited securities or in the name of an authorised nominee. Such person is required to make a declaration that he is the beneficial owner of the deposited securities or is an authorised nominee. Dealings of deposited securities can only be effected by beneficial owners or authorised nominees.

To trade in securities quoted on the KLSE, the investor will also need to open and maintain a trading account with a stock-broker for the purpose of recording the actual cash flow of the securities bought and sold by the investor. Transactions in such securities under the CDS will be reflected by the selling investor's CDS account being debited with the number of securities sold and the buying investor's CDS account being credited with the number of securities acquired. To sell such securities, the selling investor will contact his or its remisier or stock-broker dealer to sell and quote his or its CDS Account number and to buy such securities, the buying investor will instruct his remisier or stock-broker dealer to buy and quote his or its CDS account number. For contracts on a ready basis, settlement of trades in the KLSE take place on the third market day following the transaction date.

Monthly statements are sent by the MCD to the depositor to inform the depositor of all transactions that have taken place in the depositor's CDS account. If the CDS account has been inactive for that month, the depositor will not receive the monthly statement. However, half-yearly statements will be sent to the depositor in June and December of each calendar year and advices will be sent to the depositor for any transaction made for the depositor's CDS account. Alternatively, at any time for a nominal fee, the depositor may request an ad-hoc statement detailing all transactions for the depositor.

Under the CDS, entitlements arising from the depositor's holding of securities, such as bonus issues and rights issues, will be credited automatically into the depositor's CDS account after the share registrar of the company has decided on the allotment and provided to the MCD an allotment list. However, the CDS does not deal in any cash function, therefore dividends will be paid out by the share registrar of the company, directly to the investors.

Trades involving KLSE member firms as brokers for the buyer and seller are cleared through Securities Clearing Automated Network Services Sdn. Bhd. ("*SCANS*"), a central clearing house operated by the KLSE. Clearing occurs on the third market day after the trade, when securities are exchanged on a net basis between SCANS and the brokers. In the event that a seller fails to deliver shares to a broker and the broker is unable to deliver shares to SCANS at the required time, the KLSE will buy-in the shares required to cover the trade.

Transaction costs

The brokerage commission structure is fixed by the Securities Commission and was partially liberated in September 2000 following which brokerage commission rates for all trades exceeding RM100,000 are fully negotiable and trades with contract values at and below RM100,000 are subjected to a fixed rate of 0.75%. Trades are also subject to a clearing fee of 0.04% of the transaction value subject to a maximum of RM200 per contract and a contract stamp duty of RM1.00 for RM1,000,000 or a fractional part of the value of securities transacted (foreign clients are subject to a maximum contract stamp duty of RM200 per contract).

SCHEDULE 5

Part 6—Enforcement and liquidation process in Malaysia

If RHB is unable to implement the Bond Restructuring, then the natural course of action for its creditors may be to take enforcement action against RHB, potentially to a liquidation. Although many creditors have the benefit of security over certain assets of RHB and may consider that it could be feasible to recover their amounts due by way of realising such security, such a process would be lengthy and would encounter a number of potential difficulties and problems. In particular, as noted below, there are a number of difficulties in realising significant stakes in listed investments and, in addition, the underlying value of the unlisted investments may not be readily realisable in the short-term.

Unsecured creditors (including Bondholders) need to recognise that the majority of RHB's assets are presently the subject of security and, on a liquidation, unsecured creditors would rank behind secured creditors. Any liquidation process would likely be complicated, costly and lengthy, and therefore prejudicial to the interests of all creditors.

Upon a winding-up order being made, a liquidator will be appointed by the Courts who is either the Official Receiver or an approved company auditor who is also an approved liquidator. In exercising his powers, the liquidator may administer the day to day management of the business, take over the powers of the company's board of directors and negotiate with the various categories of creditors with a view to securing a favourable deal for the company and its shareholders. The liquidator may also seek to hold discussions with management and with creditors to determine the next steps and to decide whether a structured rescue plan can be agreed and put in place. The liquidator may also seek to rank each creditor for payment and to determine the various classes of creditors. In the short-term, he would normally request all creditors to notify him of their claims and the nature and estimated value of any collateral which they hold against such claims.

Upon the disposal of assets which have been encumbered in favour of secured creditors, the proceeds (net of costs incurred for the disposal) would be used to settle the claims of the respective secured creditors. In the instances where the amount realised is insufficient to settle a secured claim, the shortfall would be treated as an unsecured debt and the claim would be registered against the remaining assets to be disposed of and would rank equally with all other unsecured debts for payment.

A company's unencumbered assets would be realised by the liquidator to be distributed amongst eligible creditors and the company's shareholders. The sale proceeds would typically be pooled and distributed in the following way: first, towards the costs of the liquidation; secondly, towards the full repayment of the claims of creditors who are preferred by law, for example, employees' salaries and employee provident fund contributions; thirdly, towards the secured lenders who have been unable to recover the full value of their claims from their collateral (as verified by the liquidator) and the claims of the general unsecured creditors; fourthly, the balance of any proceeds remaining would then be distributed equally between the subordinated creditors (if any); fifthly, between preference shareholders (if any) and finally, between the ordinary shareholders.

Additionally, another factor specifically relevant to RHB is the fact that it is a holding company and operates principally through its subsidiaries and associated companies. As a result, the claims of RHB's creditors insofar as they are not realisable from the proceeds of any pre-assigned security, will be effectively subordinated to all the obligations of RHB's subsidiaries and associated companies. Claims of the creditors of RHB's subsidiaries and associated companies, including trade creditors and bank lenders, will have priority as to the assets of such subsidiaries or associated companies over the claims of RHB and its creditors and any residual would then be distributed to the holding company to be redistributed to the holding company's creditors and finally shareholders.

In view of the above, any liquidation of RHB and subsequent realisation of the assets of RHB Group would likely be costly, lengthy and complicated. The net amounts which may be realised for distribution among creditors will vary considerably depending on the marketability of RHB Group's assets at such time and whether the relevant approvals for the disposal of those key assets can be obtained.

SCHEDULE 6

Description of the RHB Capital Shares

Set out below is certain information relating to the share capital of RHB Capital, including brief summaries of certain provisions of its Memorandum and Articles of Association ("*Memorandum and Articles of Association*"), the law of Malaysia relating to companies ("*Companies Law*") and the listing requirements of the KLSE ("*Listing Requirements*").

General

RHB Capital was incorporated under the laws of Malaysia on 24 August 1994 as a public company limited by shares and commenced business on 24 November 1994.

As at 28 May 2002, the authorised share capital of RHB Capital was RM2,500,000,000, consisting of 2,500,000,000 ordinary shares of RM1.00 each.

Any provision of the Memorandum and Articles of Association may be altered only to the extent and in the manner provided by the Companies Law and the Listing Requirements and not otherwise. Pursuant to the Companies Law, the name, objects and "public" status of RHB Capital may not be altered other than by a resolution requiring a 75.0% majority of the votes cast ("*Special Resolution*") of members of RHB Capital at a duly convened general meeting. RHB Capital may by Special Resolution passed at a general meeting of shareholders of RHB Capital amend or add to the Articles of Association ("*Articles*") of RHB Capital.

Meetings and voting rights

Every year, RHB Capital is required, in accordance with the requirements of the Articles and the Companies Law, to hold a general meeting of shareholders as its annual general meeting. Any other meeting is an extraordinary general meeting.

Notice of meetings must be given to all shareholders unless they are not entitled to receive notices under the provisions of the Articles or by the terms of issue of the shares held by them. An annual general meeting and an extraordinary general meeting called for the passing of a Special Resolution must, subject to the provisions of the Companies Law, be called by not less than 21 days' notice in writing. An extraordinary general meeting called for the passing of an ordinary resolution must, subject to the provisions of the Companies Law, be called by not less than 14 days' notice in writing.

The notice period can be shorter if, for an annual general meeting, all the shareholders agree to a shorter notice period or, for any other meeting, a majority in number of the shareholders having a right to attend and vote, being a majority which holds not less than 95.0% in the nominal value of the shares of RHB Capital, agree to a shorter notice period. Extraordinary general meetings shall be convened by the directors of RHB Capital or on the requisition of shareholders holding not less than 100.0% of the issued share capital of RHB Capital.

If at any time there are not sufficient directors within Malaysia capable of acting to form a quorum at a meeting of directors, any director or any two shareholders may convene an extraordinary general meeting in the same manner as that in which meetings may be convened by the directors.

Under the Articles, two members present in person or represented by proxy or, in the case of a corporation, by a duly authorised representative, are entitled to vote upon the business to be transacted and shall be a quorum for all purposes.

Subject and without prejudice to any special privileges or restrictions as to voting attached to any class of shares, every member is entitled to vote at any general meeting in person or by proxy or by attorney and has one vote on a show of hands, and in the case of a poll, has one vote for every share upon which all share capital due to RHB has been paid, of which he is a holder.

Unless a poll is demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the minutes book of RHB Capital is conclusive evidence thereof without proof of the number of proportion of the votes recorded for or against such resolution.

Alterations to share capital

RHB Capital may from time to time (i) by a resolution requiring a simple majority of the votes cast ("*Ordinary Resolution*") increase its issued share capital by the creation of new shares, such new capital to be of such amount and to be divided into shares of such respective amounts and (subject to any special rights for the time being attached to any existing class of shares) to carry such preferential, deferred or other special rights (if any) or to be subject to such conditions or restrictions (if any) in regard to dividend, return of capital, voting or otherwise, as the general meeting resolving upon such increase directs, and (ii) by Special Resolution reduce its share capital, any capital redemption reserve fund or any share premium account, in any manner authorised and subject to any conditions prescribed by the Companies Law.

RHB Capital may also alter the conditions of its Memorandum and Articles of Association by Ordinary Resolution with regard to its share capital (i) to consolidate and divide its share capital into shares of larger amounts than its existing shares, (ii) to cancel any shares not taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled, or (iii) to divide its share capital or any part thereof into shares of smaller amount than is fixed by its Memorandum and Articles of Association provided, that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived.

Variation of rights

Subject to the provisions of the Companies Law, all or any of the rights, privileges or conditions for the time being attached or belonging to any class of shares for the time being forming part of the capital or RHB Capital may, from time to time, be modified or abrogated in any manner with the consent in writing of the holders of not less than three-quarters of the issued shares of that class or with the sanction of a resolution requiring three-quarters of the votes cast passed at a separate meeting of the members of that class.

At any such separate meeting, all the provisions of the Companies Law and the Articles of Association relating to general meetings shall, mutatis mutandis, apply, and the necessary quorum shall be two members of the class holding or representing by proxy one-third in nominal amount of issued shares of the class and every holder of shares of the class in question shall be entitled on a poll to one vote for every such share held by him.

Dividends

Subject to any rights or privileges for the time being attached to any of RHB Capital Shares having preferential or special rights in regard of dividend, the profits or other moneys of RHB Capital available for dividend shall be applied in payment of dividends upon the RHB Capital Shares in proportion to the amounts paid up or credited as paid up thereon respectively.

The directors may, with the sanction of general meeting, from time to time declare dividends, but no such dividend shall be payable except out of the profits of RHB Capital. The directors may, if they think fit, and if in their opinion the position of RHB Capital justifies such payment, from time to time declare an interim dividend. A declaration by the directors as to the amount of the profits or other moneys at any time available for dividends shall be conclusive.

The directors shall, before recommending any dividend, set aside out of the profits of RHB Capital such sums as they deem fit as reserves and the directors may set aside any further sums as they think proper as a separate reserve fund or as separate reserve funds. The directors may also without placing the same to reserve funds carry forward any profits which they may think prudent not to divide.

Any dividend, installment of dividend, bonus or interest of any share may be paid by cheque or warrant sent through the post direct to the registered address of the holder appearing in the register and/or record of depositors or to such person and to such address as the holder may in writing direct and the receipt of such holder or person aforementioned shall be a good discharge to RHB Capital for all dividends, bonuses or other payments made in respect of such share. Every such cheque or warrant shall be sent at the risk of the person entitled to the money thereby represented.

Preemptive rights and new issue of shares

The Articles provide that, subject to any direction to the contrary that may be given by RHB Capital in a general meeting, all new shares shall, before issue, be offered to such persons whom at the date of the offer are holders of shares of the same class in proportion to the number of existing shares of the same class that they hold.

In accordance with the Companies Law, the directors shall not, without the prior approval of an Ordinary Resolution passed at a general meeting, exercise any power of RHB Capital to issue shares. Any issue of shares in contravention of this requirement is void. However, if the shareholders have given their approval under section 132D of the Companies Act and the issue concerns an issue of shares (other than bonus or rights issues) which does not in aggregate in any one financial year exceed 10.0% of the issued capital, the general meeting may be dispensed with. Any issue of shares by RHB Capital is also subject to the prior approval of the Securities Commission.

The shares of RHB Capital are under the control of the directors, who may, subject to the Companies Law and the Articles, allot and issue the same to such persons on such terms and conditions and at such times as the directors think fit.

Requirements of the KLSE

The shares of RHB Capital are listed and quoted on the KLSE. By virtue of such listing and quotation, the Articles are required to comply, and are in compliance, with the terms and conditions of the Listing Requirements which, inter alia, provide as follows:

(a) No director shall participate in an issue of shares to employees unless shareholders in a general meeting have approved the specific allotment to be made to such director and unless he holds office in an executive capacity; and

(b) The total nominal value of issued preference shares shall not exceed the total nominal value of the issued ordinary shares at any time.

Dealing in own shares

The Memorandum and Articles of Association prohibit RHB Capital from in any way purchasing, dealing in or lending money on its own shares.

Registration and transfers

The transfer of any shares shall be by way of book entry by the CDS in accordance with the rules of Malaysian Central Depository Sdn Bhd (*"Rules"*). Notwithstanding this, but subject to the Securities Industries (Central Depositories) Act 1991 (*"Central Depositories Act"*), the Listing Requirements and the Rules, any holder of shares which are not deposited into a securities account shall not have any right to deal with such shares in any manner whatsoever until and unless such shares have been credited into the securities account of such holder.

Subject to the Central Depositories Act and the Rules, any holder of security (that is not a security standing to the credit of a securities account), may transfer all or any of his security by instrument in writing in the form prescribed and approved by the Companies Act, the Central Depositories Act, the Listing Requirements or the Rules and if no such form is prescribed then in such form as may be prescribed by RHB Capital. The instrument of transfer of any such security (that is not a security standing to the credit of a securities account) shall be executed by or on behalf of the transferor and the transferee and left at the office or such other place as the directors may appoint accompanied by the certificate(s) of such security (that is not a security standing to the credit of a securities account) to be transferred and such other evidence (if any) as the directors may require to prove the title of the intending transferee and that the intending transferee is a qualified person, that is, not an infant, bankrupt or person of unsound mind.

RHB Capital is required to provide a book called the "Register of Transfers" which is kept by the secretary or such other person authorised by the directors, under the control of the directors, and in which is entered the particulars of every transfer or transmission of every security that is not a security standing to the credit of a securities account.

The directors may decline to register any transfer of any security not being a fully paid security and whether or not RHB Capital has a lien. Any such refusal shall be notified to the transferee within ten days after the date the transfer was lodged with RHB Capital. There is no restriction on the transfer of fully paid securities of RHB Capital except where required by law.

The directors may decline to recognise the instrument of transfer in respect of a security that is not a security standing to the credit of a securities account unless it has been: (a) duly stamped in accordance with the law in regard to payment of stamp duty at the time being in force and a fee not exceeding RM3 per transfer is paid to RHB Capital or such sum as RHB Capital may be permitted by law and by KLSE governing the registration of transfer; (b) the instrument of transfer is deposited at the office or such other place the directors may appoint accompanied by the certificates of the securities to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer and if the instrument of transfer is executed by some other person on his behalf, the authority of the person to do so; and (c) the instrument of transfer is in respect of only one class of security.

The registration of transfers may be closed and for such periods as the directors may from time to time determine not exceeding in whole 30 days in any year. Any notice of intention to fix the books closing date and the reason therefor shall be published in a daily newspaper circulating in Malaysia, and shall be given to the KLSE, such notice shall be at least 12 market days after the date of notification to the KLSE. The said notice shall state the purpose or purposes for which the register is being closed. At least three market days prior notice shall be given to MCD to prepare the appropriate "Record of Depositors", provided that where the Record of Depositors is required in respect of corporate actions at least seven market days prior notice shall be given to MCD.

A person is required by the Companies Law to notify RHB Capital in writing stating his name, nationality and address and full particulars of the voting shares in which that person has an interest, within seven days, in the following circumstances:

(a) if that person has an interest in not less than 5.0% of the total voting shares of RHB Capital;

(b) if there is a change in interest in the shares of such a person; or

(c) if such a person ceases to be interested in 5.0% of more of the total voting shares of RHB Capital.

As a company listed in Malaysia, RHB Capital is entitled to require any registered shareholder to state whether he holds any voting shares as beneficial owner or as trustee, and if he holds as trustee, to indicate so far as he can the persons for whom he holds the shares.

Liquidation rights

RHB Capital may be wound up by an order of court or by a Special Resolution. If RHB Capital shall be wound up, the liquidators may, with the sanction of a Special Resolution, divide among the members in specie any part of the assets of RHB Capital.

Dividend policy of RHB Capital

The following table sets forth the cash gross dividends per share paid by RHB Capital in respect of the last five years to the holders of shares of RHB Capital and the number of outstanding shares of RHB Capital entitled to such dividends.

Period/year ended 30 June	Gross dividend per share RM	Number of shares outstanding[1] (millions)
Year ended 31 Dec 1996	0.10	809.4
1998	0.11	1,667.9
1999	0.02	1,767.2
2000	0.10	1,823.5
2001	0.05	1,823.5

Note:
(1) The numbers set forth in this table represent the number of shares of RHB Capital outstanding on the year end

Under Malaysian law, dividend income from Malaysian corporations is subject to Malaysian income tax at the rate applicable to the recipient of the dividend. The income tax is imposed at the current rate of 28% and deducted by the dividend paying corporation. All dividends are declared gross and paid net of such tax. A shareholder receiving Malaysian dividend income will be entitled to claim a tax credit in respect of the tax so deducted against such shareholder's tax liability in Malaysia. A non-resident shareholder will not be required to pay further Malaysian tax on the dividend. See "Schedule 5, part 3".

Future dividends will depend on RHB Capital earnings, cash flow, financial condition and other factors, including dividend payments by the Issuer's subsidiaries and associated companies. See "RHB Bank Asset and Liability Management; Capital Adequacy—Funding and Liquidity".

Holders of outstanding RHB Capital Shares on a dividend record date will be paid the dividend declared without regard to any prior or subsequent transfer of such RHB Capital Shares.

Market price information for RHB Capital Shares

The table below sets out for the periods indicated the high and low intraday prices of the RHB Capital Shares and the high and low intraday levels of the KLSE Composite Index. For information relating to the KLSE and KLSE Composite Index, see "Schedule 5, Part 5—Regulation and market for Malaysian securities". The KLSE Composite Index has been subject to extreme upward and downward movements and the information set forth below is not necessarily indicative of future trends.

	RHB Capital Shares		KLSE Composite Index	
	High (RM)	Low (RM)	High	Low
Annual data				
Year ended 31 December 1997	10.60	1.18	1,278.94	512.41
Year ended 31 December 1998	3.56	0.81	764.94	261.33
Year ended 31 December 1999	5.55	2.06	870.39	488.90
Quarterly data				
Year ended 31 December 2000	6.80	2.18	1,021.20	673.74
First quarter	6.80	3.90	1,021.20	808.40
Second quarter	6.15	4.02	979.49	796.93
Third quarter	4.48	2.50	865.16	711.44
Fourth quarter	3.28	2.18	797.93	673.74
Year ended 31 December 2001	3.26	1.58	737.56	696.09
First quarter	3.26	1.98	737.56	638.51
Second quarter	2.40	1.58	650.74	547.72
Third quarter	2.74	1.79	701.76	584.67
Fourth quarter	2.38	1.85	696.09	589.88
Recent 2002 monthly price data				
January	2.78	2.28	718.82	681.50
February	2.78	2.19	730.21	698.07
March	2.74	2.06	762.17	708.74
April	2.94	2.38	816.94	747.82
May (until 28 May 2002)	2.70	2.22	800.05	759.42

Source: KLSE/Bloomberg

SCHEDULE 7

Draft form of Letter of Transmittal

ATTENTION BENEFICIAL OWNERS WHO ARE NOT DIRECT PARTICIPANTS IN THE DEPOSITORY TRUST COMPANY ("DTC"), CLEARSTREAM BANKING, SOCIÉTÉ ANONYME ("CLEARSTREAM") OR EUROCLEAR BANK S.A./N.V. AS OPERATOR OF THE EUROCLEAR SYSTEM ("EUROCLEAR") (EACH A "CLEARING SYSTEM" AND TOGETHER THE "CLEARING SYSTEMS"):

THIS LETTER OF TRANSMITTAL IS FOR YOUR REFERENCE ONLY.

ATTENTION DIRECT PARTICIPANTS IN THE CLEARING SYSTEMS:

PLEASE COMPLETE, SIGN AND RETURN THIS LETTER OF TRANSMITTAL TO THE SETTLEMENT AGENT.

LETTER OF TRANSMITTAL

Relating to

RASHID HUSSAIN BERHAD

("RHB")

Restructuring of

Rashid Hussain Berhad's

US$200,000,000 1.5 per cent. Exchangeable Bonds due 2007

(the "Bonds")

by exchange for

(1) US$[265,184,000] 2.0 per cent. bonds stepping up to 4.0 per cent. in 2005 bonds due 2007 to be issued by RHB pursuant to the New Trust Deed (as defined below) (the "New Bonds"); and

(2) new warrants to be issued by RHB, in registered form, constituting the right to purchase [ ] RHB Capital Shares (as defined in the New Trust Deed) (the "New Warrants")

(the New Bonds and the New Warrants being hereinafter together referred to as the "New Securities").

To: JP Morgan Chase Bank Berhad (the "Settlement Agent")
Address: Level 26, Menara Dion
Jalan Sultan Ismail
50250 Kuala Lumpur
MALAYSIA

Attention: Lucy Chew
Telephone: +603 2270 4350
Facsimile: +603 2270 4219

Delivery of this Letter of Transmittal (or a facsimile thereof) to an address or facsimile number other than as set forth above will not constitute valid delivery. Deliveries by hand or by courier must be clearly marked "Attn: RHB Settlement Agent".

AGREEMENTS AND ACKNOWLEDGEMENTS

The person or entity signing the Signature Annex hereto (the "Undersigned") acknowledges receipt of the materials referred to below in connection with (i) the settlement of Bonds beneficially held by Qualifying Holders (as defined below) by exchange for the New Securities with such settlement to become effective only after the expiry of a settlement period (the "Settlement Period") of [●] days from the Effective Date (as defined in the Supplemental Trust Deed dated [●] between RHB and Citicorp Trustee Company Limited (as trustee) (the "Supplemental Trust Deed")) and that such Qualifying Holders shall thereafter hold New Securities; and (ii) the sale of New Securities in order to realise the Net Sales Proceeds (as defined in the Supplemental Trust Deed) (if realised) payable to Non-Qualifying Holders (as defined in the Supplemental Trust Deed) only after the expiry of the Settlement Period all as more fully described in the Explanatory Circular (the "Explanatory Circular") and the Settlement Procedures referred to in the Supplemental Trust Deed (which supersede and replace the descriptions thereof in the Explanatory Circular) and this Letter of Transmittal. Capitalised terms in this Letter of Transmittal but not defined herein shall have the meaning ascribed to them in the Explanatory Circular.

On the terms and subject to the conditions (including the jurisdictional restrictions) of the Bond Restructuring (as defined in the Bondholder's Explanatory Circular), the Undersigned hereby submits a certification in respect of its eligibility to hold the New Securities to be allocated to the Undersigned pursuant to the terms of the Bond Restructuring. The Undersigned acknowledges that this Letter of Transmittal will not be considered to have been duly completed unless the Signature Annex hereto has been duly completed and signed.

The Undersigned hereby:

(a) represents that it has delivered, with respect to the Bonds specified in the Signature Annex hereto, to the relevant Clearing System by tested telex or according to their normal procedures:

(i) an irrevocable authorisation to disclose the name of the Undersigned;

(ii) a confirmation that the Undersigned is concurrently delivering the Letter of Transmittal (or a facsimile thereof) for participation in the Bond Restructuring with respect to such Bonds to the Settlement Agent;

and, if it is a Qualifying Holder:

(i) an irrevocable instruction to block such Bonds until the Closing Date (as notified to the Clearing System by the Settlement Agent); and to confirm to the Settlement Agent by 5.00 p.m. (Kuala Lumpur time) on [●] or such later date as may be specified by RHB (the "Cut-Off Date") (as notified to the Clearing System by the Settlement Agent), the name of the Undersigned, the account number and the amount of Bonds in respect of which such blocking instructions have been received;

(ii) an irrevocable instruction to debit its account in respect of the Bonds held by it on receipt of the New Bonds pursuant to the Bond Restructuring and to cancel its interest in such Bonds upon receipt of a confirmation from the Settlement Agent as to receipt by the Settlement Agent of the New Warrants;

and, if it is a Non-Qualifying Holder:

(i) an irrevocable instruction to block such Bonds until the receipt by such Non-Qualifying Holder of the Net Proceeds of Sale; and to confirm to the Settlement Agent by 12.00 p.m. (Kuala Lumpur time) on [●] or such later date as may be specified by RHB (the "Cut-Off Date") (as notified to the Clearing System by the Settlement Agent), the name of the Undersigned, the account number and the amount of Bonds in respect of which such blocking instructions have been received;

(ii) an irrevocable instruction to debit its account in respect of such Bonds and to cancel its interests in such Bonds upon receipt of the Net Proceeds of Sale;

(all of the foregoing being collectively referred to herein as "Bond Instructions");

(b) further authorises the relevant Clearing System to take those actions specified in the Bond Instructions, including, but not limited to, the debiting of accounts held with the relevant Clearing System and cancellation of interests in the Bonds held through such accounts to the Settlement Agent;

(c) if it is a Non-Qualifying Holder, acknowledges that the Settlement Agent shall not have any liability to the Undersigned in connection with the sale of the New Securities relating to Bonds previously held by Non-Qualifying Holders in order to realise the Net Sales Proceeds, which Net Sales Proceeds are payable only once the New Securities of all Non-Qualifying Holders have been sold;

(d) represents and warrants that it owns, or confirms that the party on whose behalf the Undersigned is acting owns, the Bonds specified in the Signature Annex hereto, and agrees, upon request, to execute and deliver any additional documents deemed by the Settlement Agent or RHB to be necessary, advisable or appropriate to complete the Bond Restructuring;

(e) if it is a Qualifying Holder, represents, acknowledges and agrees that:

(i) The New Securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "US Securities Act"), or any state securities laws and, accordingly, are being issued in reliance on the exemption from registration provided by Rule 802 under the US Securities Act and pursuant to "private placement" exemptions provided under the laws of any Relevant Jurisdiction (as defined below). Such exemptions apply only to the offer by RHB of the New Securities and may not apply in connection with any reoffer, resale or other transfer of the New Securities by the Undersigned. See the section "Important Notice" in the Explanatory Circular;

(ii) The New Securities issued to Bondholders will be "restricted securities" within the meaning of Rule 144(a)(3) under the US Securities Act to the same extent and proportion that the Bonds held by such Bondholders were restricted securities and may not be offered, sold or otherwise transferred except in compliance with Rule 145(d) under the US Securities Act and in accordance with the applicable securities laws of any Relevant Jurisdiction; and

(iii) The Relevant Shares may not be offered, sold or otherwise transferred except (1)(A) to a person whom the Undersigned reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A under the US Securities Act, (B) in an offshore transaction as defined in, and in accordance with, Regulation S under the US Securities Act or (C) pursuant to an exemption from registration under the US Securities Act provided by Rule 144A thereunder (if available) and (2) in accordance with all applicable securities laws of any Relevant Jurisdiction. The Relevant Shares will bear an appropriate legend regarding the foregoing, unless RHB determines otherwise in compliance with applicable law. See "*Important Notice*" in the Explanatory Circular; and

(f) represents, acknowledges and agrees that only those holders of Bonds who are Qualifying Holders may hold New Securities upon the expiry of the Settlement Period. Qualifying Holders means holders of New Securities who;

(i) (1) fall within one or more of the categories of persons within Schedule 2 and/or Schedule 3 of the Securities Commission Act, 1993 of Malaysia who are also persons to whom any offer or invitation to purchase or sell the New Securities and any RHB Capital Shares would be an excluded offer or invitation within the meaning of sections 38 and 39 of the Securities Commission Act, 1993; and

(2) fall within one or more of the categories of persons within Schedule 4 of the Securities Commission Act, 1993 of Malaysia who are also persons to whom any issue of, offer for subscription or purchase of, or invitations to subscribe for or purchase the New Bonds will not result in the New Trust Deed to be entered into between RHB and the New Trustee having to comply with sub-division 1 of Division 4 of Part IV and section 92 of sub-division 2 of Division 4 of Part IV of the Securities Commission Act, 1993,

the categories of which, without limitation to the generality of the foregoing, includes:

(A) a corporation with total net assets exceeding ten million ringgit or its equivalent in foreign currencies based on the last audited accounts;

(B) a licensed offshore bank as defined under the Offshore Banking Act, 1990; and

(C) an offshore insurer as defined under the Offshore Insurance Act, 1990; and

(ii) in each case, whose participation in the Bond Restructuring will not be unlawful in any Relevant Jurisdiction, or otherwise result in the need for notification, registration, filing or any other action to be taken by RHB in any Relevant Jurisdiction in connection with the Bond Restructuring.

"Relevant Jurisdiction" means, in relation to any holder of Bonds or New Securities (or any person(s) for whose account the relevant Bonds or New Securities are held), the jurisdiction in which such holder of Bonds or New Securities or any such person(s) are resident or domiciled or in which it is incorporated or through which it is acting in connection with the Bond Restructuring.

THIS LETTER OF TRANSMITTAL WILL NOT BE VALID FOR ANY PURPOSE UNLESS THE SIGNATURE ANNEX HERETO IS SIGNED AND THE OTHER REQUIREMENTS OF THE BOND SETTLEMENT ARE MET.

SIGNATURE ANNEX

GENERAL INFORMATION

All questions must be answered unless otherwise indicated below.

To: JP Morgan Chase Bank Berhad (the "Settlement Agent")
Address: Level 26, Menara Dion
Jalan Sultan Ismail
50250 Kuala Lumpur
MALAYSIA

Attention: Lucy Chew
Telephone: +603 2270 4350
Facsimile: +603 2270 4219

THIS SIGNATURE ANNEX MAY ONLY BE COMPLETED BY THE DIRECT PARTICIPANT IN A CLEARING SYSTEM HOLDING THE BONDS TO WHICH THIS SIGNATURE ANNEX RELATES. IF YOU ARE HOLDING BONDS THROUGH A CUSTODIAN, YOUR CUSTODIAN (OR THE DIRECT PARTICIPANT IN A CLEARING SYSTEM HOLDING FOR YOUR CUSTODIAN) MUST COMPLETE THIS SIGNATURE ANNEX ON YOUR BEHALF.

		Unrestricted Bonds	Restricted Bonds
Rashid Hussain Berhad's issue of US$200,000,000 1.5 per cent. Exchangeable Bonds due 2007 (the "RHB Bonds")	CUSIP number:	Y7197DAAO	754057AA5
	ISIN:	USY7197DAA01	US754057AA51
	Common Code:	7754752	

Inclusion of bracketed information is strongly encouraged.

[Name of beneficial owner: ______________________

Contact person ______________________

Address ______________________

Telephone ______________________

Facsimile:] ______________________

1. Name of direct participant (the "Bondholder") in the Clearing Systems

Tendering Institution ______________________

Address ______________________

Telephone ______________________

Facsimile ______________________

2. COMPLETE

(a) Indicate aggregate principal amount of Bonds being settled:

Aggregate Principal Amount of RHB Bonds	Account Number of Direct Participant where such RHB Bonds are held	Account held with Euroclear or Clearstream[1]
US$		

Note:
(1) Bondholders must either have such an account at Clearstream or Euroclear or open such an account for this purpose and in either case, must complete the details of such account in order to have New Bonds issued to them.

Note: It is the sole responsibility of the Bondholder to ensure that the information provided above is accurate. The Settlement Agent shall reconcile the information provided above by Bondholders with the records of the Clearing Systems. In the event that the information provided above by Bondholders is inaccurate or inconsistent with the records of the Clearing Systems, this Letter of Transmittal will be deemed not to have been delivered.

(b) If you are a Qualifying Holder, indicate CDS securities account to which New Warrants are to be credited or, if you do not have a CDS securities account, tick the box at the end of this section:

Name of account holder: ______________________

Account number: ______________________

Name of Authorised Depository Institution: ______________________

Address of Authorised Depository Institution: ______________________

☐ Tick this box if you do not have a CDS securities account.

Note: Where the above box is ticked, the Settlement Agent will (without any liability on its part) mail the relevant CDS securities account opening forms of its agent to the Direct Participant named above. It is the sole responsibility of the Bondholder to ensure it opens a CDS securities account to enable delivery of any New Warrants that may be allocated under the Bond Restructuring upon the expiry of the Settlement Period.

3. COMPLETE:

Please tick ONLY box (a) or box (b):

☐ (a) You are a Qualifying Holder entitled to receive the New Securities, and you represent, acknowledge and agree as provided under "*Agreements and Acknowledgements*" above;

OR

☐ (b) The Bondholder is unable to make the certification as above.

By ticking box (b) above, the Undersigned acknowledges that it will be considered a Non-Qualifying Holder and any cash payment from the net sales proceeds of the New Securities relative to the bonds previously held by such Non-Qualifying Holder (when realised) to which it would otherwise have been entitled if it were a Qualifying Holder, will be paid to each Non-Qualifying Holder by or through the Paying Agent through each Non-Qualifying Holders' cash account at the relevant Clearing System.

The Undersigned hereby makes all acknowledgements, representations, warranties, agreements and authorisations described in the Letter of Transmittal to which this Signature Annex relates:

Name of Authorised Signatory: ______________________

____

____

Authorised Signature: ______________________

____

____

Title: ______________________

IMPORTANT NOTICE

The person or entity signing this Signature Annex must (a) be the direct accountholder in a Clearing System holding the Bonds to which this Signature Annex relates, (b) deliver Bond Instructions to such Clearing System in accordance with the deadlines specified by such Clearing System for those Bond Instructions to be confirmed to the Settlement Agent as required in the Bond Restructuring Procedures and (c) ensure that such Bond Instructions can be reconciled to the information certified hereby. To the extent that Bond Instructions are not delivered or confirmed to the Settlement Agent or cannot be reconciled with the contents of this Letter of Transmittal, this Letter of Transmittal will not have been validly delivered.

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FURTHER INFORMATION

Contact details for enquiries

Bondholders who wish to seek any clarification on or confirmation of the Bond Restructuring are invited to contact RHB, Credit Suisse First Boston (Singapore) Limited (financial advisor in relation to the Bond Restructuring), the Trustee, the Settlement Agent or the Paying Agent, contact details of which are set out below:

RHB

Rashid Hussain Berhad
Level 9, Tower One
RHB Centre
Jalan Tun Razak
50400 Kuala Lumpur
Malaysia

Attn: Rosley Ahmad
Tel: +60 3 9280 2125
Fax: +60 3 9284 7189
Email: rosley@rhb.com.my

Attn: Chartchai Pusavat
Tel: +60 3 2143 4276
Fax: +60 3 9284 8614
Email: chartchai@rhb.com.my

Attn: Chong Kin Leong
Tel: +60 3 9285 2233
Fax: +60 3 9285 8599
Email: klchong@rhb.com.my

CREDIT SUISSE FIRST BOSTON (SINGAPORE) LIMITED

1 Raffles Link
#03/#04-01 South Lobby
Singapore 039393

Attn: Surasak Khaoroptham
Tel: +65 6212 3244
Fax: +65 6212 3577
Email: surasak.khaoroptham@csfb.com

TRUSTEE

Citicorp Trustee Company Limited
3rd Floor
Cottons Centre
Hays Lane
London SEI 2QT
England

Attn: Daniel Wynne
Tel: +44 (0) 20 7500 5749
Fax: +44 (0) 20 7500 5857/5877
Email: daniel.wynne@citi.com

PAYING AGENT

Citibank, N.A.
P.O. BOX 18055
5 Carmelite Street
London EC4Y OPA
England

Attn: Charles Strong
Tel: +44 (0) 20 7500 1148
Fax: +44 (0) 20 7500 5857
Email: charles.e.strong@citi.com

SETTLEMENT AGENT

J.P. Morgan Chase Bank Berhad
Level 26, Menara Dion
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia

Attn: Lucy Chew
Tel: +60 3 2270 4350
Fax: +60 3 2270 4219
Email: lucy.chew@jpmorgan.com

Attn: Santi Warokka
Tel: +62 21 5291 8351
Fax: +62 21 5291 8355
Email: santi.warokka@jpmorgan.com

Attn: Taufik Nurmanthias
Tel: +62 21 5291 8354
Fax: +62 21 5291 8355
Email: taufik.nurmanthias@jpmorgan.com

RHB